Form 20-F
Golden Green Enterprises Ltd.
filed 2009-03-23
CIK 1449801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report March 17, 2009

For the transition period from                      to

Commission file number: 000-53594

GOLDEN GREEN ENTERPRISES LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

No. 69 Huaibei Street, Longhai Middle Road, Henan, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of exchange on which each class is to be registered

Units	OTCBB
Ordinary Shares	OTCBB
Warrants	OTCBB

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: As of March 17, 2009, the Company had 931,186 units (each consisting of one share of common stock and two warrants), 32,245,723 ordinary shares (including shares included in the units), 16,066,667 warrants (including warrants included in the units) and 1 unit purchase option to purchase 600,000 units issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐    No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ☐  No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this shell company report on Form 20-F to:

•	“we,” “us” or “our company” refer to Golden Green Enterprises Limited; and
•	“China” or the “PRC” refer to the People’s Republic of China as well as the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but does not include Taiwan;

•	“shares” or “ordinary shares” refers to our ordinary shares; and
•	all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This shell company report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

This shell company report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this shell company report, or the documents to which we refer you in this shell company report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

Golden  Green Enterprises is a British Virgin Islands company that is referred to in this shell company report on Form 20-F as “the company,” “we,” “us,” or “our.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the transactions contemplated by the Agreement of Merger and Plan of Reorganization (the “Merger Agreement”), dated as of November 12, 2008, among China Opportunity Acquisition Corp. (“COAC”), the Company, Wealth Rainbow Development Limited (“HKCo”), Henan Green Complex Materials Co., Ltd (“Ge Rui”) and the shareholders of the Company pursuant to which, among other things, COAC merged with and into the Company (the “Merger”) are described in the Company’s proxy statement/ prospectus (SEC File No. 333-155312-01) filed February 17, 2009 (hereinafter referred to as the “Proxy Statement/ Prospectus”) in the section entitled “Directors and Executive Officers of BVICo Following the Merger” beginning on page 99 and that information is incorporated herein by reference.  The business address of the Company’s director, Harry Edelson is 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677.  The business address of all other directors and officers of the Company is c/o Golden Green Enterprises Limited, No. 69 Huaibei Street, Longhai Middle Road, Henan, China 450052.

B. Advisors

None.

C. Auditors

Since the Company’s inception, UHY Vocation HK CPA Limited (“UHY”) has acted as the Company’s independent registered public accounting firm and will continue to do so upon consummation of the merger. The business address of UHY is 3/F Malaysia Building, 50 Gloucester Road, Wanchai District, Hong Kong, Hong Kong.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

Reference is made to the disclosure contained in the Proxy Statement/ Prospectus in the section entitled “Selected Historical Consolidated Financial Information” beginning on page 23 and in the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 26 and that information is incorporated herein by reference.

B.  Capitalization and Indebtedness

As of March 17, 2009, the Company had 931,186 units (each consisting of one share of common stock and two warrants), 32,245,723 ordinary shares (including shares included in the units), 16,066,667 warrants (including warrants included in the units) and 1 unit purchase option to purchase 600,000 units issued and outstanding.

Reference is made to the outstanding bank loans of Ge Rui in the Proxy Statement/ Prospectus in the section entitled “BVICo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources - Loan Facilities” beginning on page 129 and that information is incorporated herein by reference.

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

The risks associated with the Company’s business are described in the Proxy Statement/ Prospectus in the section entitled “Risk Factors” beginning on page 28 and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

The Company is a British Virgin Islands company that was incorporated on March 11, 2008 under the BVI Business Companies Act, 2004. The Company was incorporated solely for the purpose of acquiring the issued share capital of HKCo and does not operate any business other than as the holding company of HKCo. The registered office of the Company is Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands and the registered agent of the Company is Equity Trust (BVI) Limited of Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands. The address of the Company’s principal executive office is No. 69 Huaibei Street, Longhai Middle Road, Henan China.  On March  17, 2009, the Company consummated its merger pursuant to the terms of the Merger Agreement (as defined in Item 1A. of this shell company report). The material terms of the Merger Agreement are contained in the Company’s Proxy Statement/ Prospectus, in the sections entitled “The Merger Proposal,” beginning on page 53 and “The Merger Agreement,” beginning on page 73, and that information is incorporated herein by reference. Further, the information set forth in Item 10 C. is incorporated herein by reference.

B. Business overview

All of the Company’s business is conducted through Ge Rui.  Reference is made to the disclosure contained in the Proxy Statement/ Prospectus in the section entitled “Business of BVICo” beginning on page 111 and the section entitled “BVICo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 118 and that information is incorporated herein by reference.

C. Organizational structure

Reference is made to the organizational chart in the Proxy Statement/ Prospectus in the section entitled “Business of BVICo – Corporate Structure and History” beginning on page 111 and that information is incorporated herein by reference.

D. Property, plants and equipment

The products and facilities of Ge Rui are described in the Proxy Statement/ Prospectus in the section entitled “Business of BVICo - Products” beginning on page 113 and in the section “Business of BVICo – Facilities” beginning on page 113 and that information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the disclosure contained in the Proxy Statement/ Prospectus in the Section entitled “BVICo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 118 and the section entitled “Business of BVICo” beginning on page 111 and that information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The directors and executive officers the Company upon the consummation of the transactions contemplated by the Merger Agreement are described in the Proxy Statement/ Prospectus in the section entitled “Directors and Executive Officers of BVICo Following the Merger” beginning on page 99 and that information is incorporated herein by reference.

Compensation

The executive compensation of the Company’s executive officers and directors is described in the Proxy Statement/ Prospectus in the section entitled “Directors and Executive Officers of BVICo Following the Merger – Compensation of Officers and Directors” beginning on page 103 and the section entitled “Business of BVICo – Executive Compensation“ beginning on page 116 and that information is incorporated herein by reference.

Board Practices

The Company’s board of directors is divided into three classes designated as Class A, Class B and Class C. The term of office for Class A directors, consisting of Maotong Xu and J.P. Huang, will expire at the 2010 annual meeting. The term of office for Class B directors, consisting of  Wong Kwok Keung and Harry Edelson shall be shall expire at the 2011 annual meeting.  The term of the Class C directors, consisting of , Mingwang Lu, Yi Lu and Yunlong Wang, shall expire at the 2012 annual meeting.

Employees

The Company’s employees are described in the Proxy Statement/ Prospectus in the section entitled “Business of BVICo – Employees” beginning on page 116 and that information is incorporated herein by reference.

Share Ownership

Ownership of the Company’s shares by executive officers and directors upon consummation of the merger is reflected in the Beneficial Ownership of Securities chart included in Item 7 of this report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the Company’s Ordinary Shares, by:
•	each person who is the owner of more than 5% of the Company’s ordinary shares outstanding after the consummation of the Merger;
•	each person who will become an executive officer or director of the Company upon consummation of the Merger; and
•	all of the Company’s directors and officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class
Harry Edelson (2)	3,276,188 (3)	9.66
Oasis Green Investments Group	27,600,000	85.59
Plumpton Group Limited	1,500,000	4.65
Honest Joy Group Limited	900,000	2.79
Mingwang Lu	0	0
Liyong Qu	0	0
Yi Lu	0	0
Qihong Zhang	0	0
Ping Li	0	0
Zheyu Chen	0	0
J.P. Huang	0	0
Wong Kwok Keung	0	0
Yunlong Wang	0	0
Maotong Xu	0	0
All directors and executive officers of the Company as a group	3,276,188 (4)	9.66

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 69 Huaibei Street, Longhai Middle Road, Henan, China 450052
(2)	Mr. Edelson became a member of the board of directors of BVICo at the effective time of the merger. The business address of Mr. Edelson is 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677
(3)	Includes 1,666,667 shares of common stock issuable upon exercise of warrants held by Mr. Edelson that became exercisable upon consummation of the merger.
(4)	Includes 1,666,667 shares of common stock issuable upon exercise of insider warrants held by one of such individuals that became exercisable upon consummation of the merger.

B.  Related Party Transactions

The certain relationships and related party transactions of the Company are described in the Proxy Statement/ Prospectus in the section entitled “Certain Relationships and Related Party Transactions” beginning on page 140 and are incorporated herein by reference.  Information regarding the independence of the Company’s directors is provided in the Proxy Statement/ Prospectus in the section entitled “Directors and Executive Officers of BVICo Following the Merger – Independence of Directors” beginning on page 100 and is incorporated herein by reference.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 17. Financial Statements” for a list of the financial statements filed as part of this shell company report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The securities of the Company began publicly trading upon consummation of the Merger; as yet, there is no price history for such securities.  The description of the Company’s securities is contained in the Proxy Statement/ Prospectus in the section entitled “Description of COAC’s and BVICo’s Securities” beginning on page 144 and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The Registrant’s units, ordinary shares and warrants are traded on the Over-the-Counter Bulletin Board under symbols that will be assigned.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue 100,000,000 shares without par value.  There are currently 32,245,723 fully paid ordinary shares outstanding.  There are currently 16,066,667 warrants outstanding, each to purchase one ordinary share.  Portions of the outstanding ordinary shares and warrants are contained in units.

30,000,000 of the outstanding shares were issued in advance of the Merger.  2,245,723 of the outstanding shares and all of the warrants were issued in connection with the Merger in exchange for outstanding securities of COAC on March 17, 2009.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s  amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of British Virgin Islands law governing the management and regulation of British Virgin Islands companies.

Register

The Company was incorporated in the British Virgin Islands on March 11, 2008 under the BVI Business Companies Act, 2004 (the “Act”).  The Company’s memorandum and articles of association authorizes the issuance of up to 100,000,000 shares without par value.

Objects and Purposes

The Company’s memorandum and articles grants the Company full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the Act or any other British Virgin Islands legislation.

Directors

The Company has a classified board of directors consisting of three classes of directors.  The Class I directors shall be elected for a three year term of office, the Class II directors shall be elected for a two year term of office and the Class III directors shall be elected for a one year term of office.  At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term. A plurality of votes cast shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.

Directors have the powers necessary for managing, and for directing and supervising the business and affairs of the Company.  Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed to the entire Board. With prior approval by an ordinary resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.  The Board shall obtain the approval of the Company in a general meeting before making any payment to any director or past director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Rights and Obligations of Shareholders

Dividends

Subject to the Act, Directors may by resolution of Directors, declare dividends and distributions by the Company to members and authorize payment on the dividends or distributions so long as that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.  The directors may, before authorizing any distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

Each shareholder has the right to an equal share in any distribution paid by the Company

Voting Rights

Each ordinary share is entitled to one vote on all matters before the shareholders of the Company.

Rights in the event of winding up

Each shareholder is entitled to an equal share in the distribution of the surplus assets of the Company on a winding up.

Changes in the rights of shareholders

The directors are authorized to issue new classes or series of shares and the rights attached thereto.  However, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, must be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors and if requested to do so by members holding at least 30 percent of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings is required to be given to members.

A meeting of members is properly constituted if at the commencement of the meeting there are 2 members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one third of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

An ordinary resolution of members may be approved at a duly constituted meeting of members by the affirmative vote of a simple majority of the votes of those members entitled to vote and voting on the resolution.

A special resolution of members may be approved at a duly constituted meeting of members by a vote of not less than two-thirds of votes of those members entitled to vote.

A meeting of members may be called on short notice if members holding not less than 95 percent of the total number of shares entitled to attend the meeting and vote on all matters to be considered at the meeting have agreed to short notice of the meeting.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member. A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non residents or foreign persons to own our securities imposed by British Virgin Islands law or by the Company’s memorandum and articles of association.

Change in Control of Company

A special resolution requiring a vote two-thirds of votes of non-interested members is required for a business combination with an interested shareholder.  Additionally, board of directors has the power to issue new shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer of prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of directors or members, amend the Company’s memorandum and articles of association to increase or decrease the number of shares authorized to be issued. There is no definition of capital in the BVI Business Companies Act, 2004. The directors of a company may, by resolution, authorize a distribution (including a capital distribution) by their company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test. The solvency test is satisfied if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

C. Material Contracts

On March  17, 2009, the Company consummated its merger pursuant to the terms of the Merger Agreement (as defined in Item 1A. of this shell company report). The material terms of the Merger Agreement are contained in the Company’s Proxy Statement/ Prospectus, in the sections entitled “The Merger Proposal,” beginning on page 53 and “The Merger Agreement,” beginning on page 73, and are hereby incorporated by reference.

Prior to the special meeting of the stockholders of COAC on March 13, 2009 (the “Special Meeting”), COAC entered into agreements with stockholders who would otherwise vote against the Merger pursuant to which 4,732,407 of common stock of COAC were purchased and subsequently cancelled.  At the Special Meeting 1,421,870 shares were voted against the merger proposal and converted into cash.

At the closing of the Merger (the “Closing”):

•	COAC merged into the Company, with the Company being the surviving corporation; and

•
The holders of securities of COAC (in the aggregate, 931,186 units, each consisting of one share of common stock and two warrants, 2,245,723 shares of common stock (including shares included in the units), warrants to purchase 16,066,667 shares of COAC common stock (including warrants included in the units) and one Representative’s unit purchase option to purchase 600,000 units received like securities of the Company, on a one-to-one basis, in exchange for their existing COAC securities.

Immediately prior to the merger, Oasis Green Investments Limited, Plumpton Group Limited, and Honest Joy Group Limited (the “Company’s Original Shareholders”) owned an aggregate 30,000,000 ordinary shares of the Company, which they continued to own upon consummation of the merger. The Company’s Original Shareholders are also entitled to be issued an aggregate of 1,000,000 the Company’s ordinary shares for each of the years ending on December 31, 2009, 2010 and 2011 in which the Company has net after tax income that equals or exceeds the target specified for such year in the Merger Agreement ($45 million, $60 million and $80 million, respectively). In addition, if at least 75% of the warrants that the Company will issue to the public holders of COAC’s current warrants are exercised, the Company’s Original Shareholders will be entitled to an aggregate cash payment of $5 million.

At the Closing, an escrow agreement (the “Escrow Agreement”) was entered into covering certain indemnification obligations of one of the Company’s Original Shareholders under the Merger Agreement.  The material terms of the escrow agreement are contained in the section of the Proxy Statement in the section entitled “The Merger Proposal – Indemnification” beginning on page 53 and are hereby incorporated by reference.  The Escrow Agreement is included as Annex C to the Proxy Statement/Prospectus.

At the Closing, a voting agreement (“Voting Agreement”) was entered into covering voting obligations of the Company’s Original Shareholders and Mr. Edelson under the Merger Agreement.  The material terms of the voting agreement are contained in the section of the Proxy Statement in the section entitled “The Merger Proposal – Voting Agreement” beginning on page 54 and is hereby incorporated by reference.  The Voting Agreement is included as Annex D to the Proxy Statement/Prospectus.

At the Closing, lock-up agreements (“Lock-Up Agreements”) were entered into by each of the Company’s Original Shareholders,  each of the officers and directors of COAC, and certain insiders of COAC covering certain restrictions on the sale of their the Company’s ordinary shares for six or twelve month periods after the closing date of the Merger.  The material terms of the Lock-Up Agreements are contained in the section of the Proxy Statement in the section entitled “The Merger Proposal – Lock-Up Agreements” A Form of the Lock-Up Agreement is included as Annex E to the Proxy Statement/Prospectus

D. Exchange Controls and Other Limitations Affecting Security Holders

British Virgin Islands

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of its operations in the BVI, where we were incorporated. There are no material BVI laws which impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of its ordinary or preferred shares. BVI law and the Company’s Amended and Restated Memorandum and Articles of Association impose no material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

China

Ge Rui is subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (SAFE) regulates the conversion of the Renminbi into foreign currencies. Currently, foreign investment enterprises (FIEs) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following the merger, BVICo will likely be an FIE as a result of its ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE.

E. Taxation

The following is a general summary of certain material British Virgin Islands and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

British Virgin Islands Taxation

The British Virgin Islands, or BVI, does not impose a withholding tax on dividends paid by us to holders of our ordinary or preferred shares, nor does the BVI levy any capital gains or income taxes on us.

Further, a holder of our ordinary or preferred shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary or preferred shares. Holders of ordinary or preferred shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary or preferred shares.

Our ordinary and preferred shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

United States Taxation

Disclosure regarding United States federal income taxation is contained in the Company’s Proxy Statement/ Prospectus, in the sections entitled “The Merger Proposal- Material Federal Income Tax Consequences of the Merger to COAC and Its Stockholders” beginning on page 69 and is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has no plans to pay dividends.  The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company files annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this shell company report. Please direct such requests to Liyong Qu, Chief Accounting Officer No. 69 Huaibei Street, Longhai Middle Road, Henan, China 450052.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the disclosure in the section entitled “BVICo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosure About Market Risk” beginning on page 131 and that information is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are contained in the Proxy Statement/ Prospectus in the section entitled “Selected Historical Consolidated Financial Information” beginning on page 23, in the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 26, in the section “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 79 and “Supplemental Unaudited Pro-Forma Condensed Combined Financial Information” beginning on page 89, and the financial statements of Henan Green Complex Materials Co., Ltd. beginning on page FS-1 and that information is incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1
Agreement of Merger and Plan of Reorganization, dated as of November 12, 2008 by and among China Opportunity Acquisition Corp., Golden Green Enterprises Limited, Wealth Rainbow Development Limited, Henan Green Complex Materials Co., Ltd and certain shareholders of Golden Green Enterprises Limited (included as Annex A to the Proxy Statement/Prospectus).

3.1	Memorandum and Articles of Association*
4.6	Specimen Unit Certificate of BVICo.(1)
4.7	Specimen Ordinary Share Certificate of BVICo.(1)
4.8	Specimen Warrant Certificate of BVICo.(1)
10.14
Form of Escrow Agreement by and among Golden Green Enterprises Limited, Oasis Green Investments Limited and Continental Stock Transfer & Trust Company (included as Annex C to the Proxy Statement/Prospectus).

10.15	Form of Voting Agreement (included as Annex D to the Proxy Statement/Prospectus).
10.16	Form of Lock-Up Agreement (included as Annex E to the Proxy Statement/Prospectus).
10.17.1	Short-Term Loan Agreement, dated July 23, 2008, between Sub-branch of Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.2	Agreement for Established of Bank Payable Bills, dated October 14, 2008, between Shanghai Pudong Development Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.3	Renminbi Loan Agreement, dated July 16, 2008, between Zhengzhou Branch of China CITIC Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)

10.17.4	Loan Agreement, dated November 9, 2007, between Commodity World Branch of Commercial Bank of Zhengzhou and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.5	Real Estate Maximum Mortgage Agreement, dated March 26, 2007, between Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.6	Maximum Mortgage Agreement, dated April 21, 2008, between Xiangyang Credit Union of Zhengzhou Rural Credit Cooperatives and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.7	Credit Granting Agreement, valid from July 21, 2008, between Guangdong Development Bank Zhengzhou Huanghe Road Sub-branch and Henan Gerui Composite Material Stock Co., Ltd.(1).
10.17.8	Agreement, dated September 16, 2003, between Xinzheng City Longhu Town People’s Government and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.9	Lease Agreement for Land Use Right and Buildings, dated November 10, 2008, between Zhengzhou the Second Iron & Steel Co., Ltd. and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.10
Agreement for the Repayment, dated March 30, 2008, between Lu Mingwang, Lu Baiwang, Ren Shouze, Yue Tiansui, Bai Zhengsheng, Lu Yi, Zhang Qihong, Lu Mingwang, Chen Zheyu, Zhang Shuiping, Liu Bingshen, and Henan Gerui Composite Material Stock Co., Ltd.(1)

10.17.11
Bank Payable Bills Agreement, dated October 14, 2008, between Huang Sub-Branch of Zhengzhou Branch of Guangfa Bank, Da Sub-Branch of Zhengzhou Branch of Pufa Bank, and Henan Gerui Composite Material Stock Co., Ltd.(1)

21.1	Subsidiaries of Golden Green Enterprises Limited.(1)

*To be filed by amendment.

(1)	Incorporated by reference to Golden Green Enterprises’ Registration Statement on Form S-4 or amendments thereto (SEC File No. 333-155312-01).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

GOLDEN GREEN ENTERPRISES LIMITED
By:	/s/ Liyong Qu
Liyong Qu
Dated: March 23, 2009	Chief Accounting Officer