Form 20-F/A
Golden Green Enterprises Ltd.
filed 2009-03-24
CIK 1449801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1
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
Yes ☐      No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

EXPLANATORY NOTE

Golden Green Enterprises Limited (“the Company”) is filing this Amendment to its shell company report on Form 20-F, filed March 23, 2009, solely to include exhibits not previously filed.

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

10.15	Form of Voting Agreement (included as Annex D to the Proxy Statement/Prospectus).
10.16	Form of Lock-Up Agreement (included as Annex E to the Proxy Statement/Prospectus).
10.17.1	Short-Term Loan Agreement, dated July 23, 2008, between Sub-branch of Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.2	Agreement for Established of Bank Payable Bills, dated October 14, 2008, between Shanghai Pudong Development Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.3	Renminbi Loan Agreement, dated July 16, 2008, between Zhengzhou Branch of China CITIC Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.4	Loan Agreement, dated November 9, 2007, between Commodity World Branch of Commercial Bank of Zhengzhou and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.5	Real Estate Maximum Mortgage Agreement, dated March 26, 2007, between Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.6	Maximum Mortgage Agreement, dated April 21, 2008, between Xiangyang Credit Union of Zhengzhou Rural Credit Cooperatives and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.7	Credit Granting Agreement, valid from July 21, 2008, between Guangdong Development Bank Zhengzhou Huanghe Road Sub-branch and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.8	Agreement, dated September 16, 2003, between Xinzheng City Longhu Town People’s Government and Henan Gerui Composite Material Stock Co., Ltd.(1)
10.17.9	Lease Agreement for Land Use Right and Buildings, dated November 10, 2008, between Zhengzhou the Second Iron & Steel Co., Ltd. and Henan Gerui Composite Material Stock Co., Ltd.(1)
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

21.1	Subsidiaries of Golden Green Enterprises Limited.(1)

* Filed herewith.

(1)	Incorporated by reference to Golden Green Enterprises Limited’s Registration Statement on Form S-4 or amendments thereto (SEC File No. 333-155312-01).

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

GOLDEN GREEN ENTERPRISES LIMITED

/s/ Liyong Qu
Liyong Qu
Dated: March 23, 2009	Chief Accounting Officer

EXHIBIT ATTACHED TO THIS FORM 20-F/A

Exhibit No.	Description

3.1	Memorandum and Articles of Association