Form 20-F
period 2008-12-31
Golden Green Enterprises Ltd.
filed 2009-07-15
CIK 1449801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________.

Commission file number: 000-53594

GOLDEN GREEN ENTERPRISES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 69 Huaibei Street, Longhai Middle Road
Zhengzhou, China, 451191
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Units
Ordinary Shares, no par value
Warrants to Purchase Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2008): 100 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐        Accelerated filer ☐       Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☒ No

GOLDEN GREEN ENTERPRISES LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

i

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•
“Golden Green” “we,” “us,” or “our,” and the “Company,” are references to the combined business of Golden Green Enterprises Limited, a British Virgin Islands company, and its wholly-owned subsidiary, Wealth Rainbow Development Limited, or “Wealth Rainbow,” a Hong Kong company, and Wealth Rainbow’s wholly-owned PRC subsidiary, Henan Green Complex Materials Co., Ltd., or “Henan Green.”

•	“COAC,” are references to China Opportunity Acquisition Corp., a Delaware corporation that merged with and into Golden Green.

•	“China” and “PRC,” are references to the People’s Republic of China;

•	“BVI,” are references to the British Virgin Islands;

•	“Hong Kong,” are references to the Hong Kong Special Administrative Region of China;

•	“RMB,” are references to Renminbi, the legal currency of China;

•	“U.S. dollars,” “$” and “US$,” are to the legal currency of the United States; and

•	“Securities Act,” are references to the Securities Act of 1933, as amended and references to “Exchange Act” are references to the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management's current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information — Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated and unconsolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from the audited consolidated financial statements of Golden Green that are included in this annual report beginning on page F-1.  The selected statement of income data for the fiscal year ended December 31, 2006 and the balance sheet data as of December 31, 2006 have been derived from the audited financial statements of Henan Green that are included in this annual report beginning on page F-24. The selected statement of income data for the fiscal years ended December 31, 2004 and 2005 and balance sheet data as of December 31, 2004 and 2005 have been derived from the unaudited financial statements of Henan Green that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2007 and 2008 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of Golden Green and Henan Green contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended December 31,
	2004 (Henan Green, unaudited)	2005 (Henan Green, unaudited)	2006 (Henan Green, audited)	2007 (Consolidated, audited)	2008 (Consolidated, audited)
	(In thousands of U.S. Dollars, except number of shares and per share data)
Statement of Income Data
Revenue	45,530	62,520	99,017	139,649	196,264
Operating income	6,413	11,725	23,893	35,771	49,594
Net income before income taxes and minority interest	5,939	11,568	23,649	35,072	47,375
Net income before minority interest (1)	N/A	N/A	N/A	23,650	35,506
Net income (1)(2)	2,189	4,285	15,879	13,012	21,585
Weighted average ordinary common shares(3)(4)	N/A	N/A	N/A	30,000,000	30,000,000
Weighted average number of diluted ordinary shares(3)(4)	N/A	N/A	N/A	30,000,000	30,000,000
Basic earnings per share (1)(3)(4)	N/A	N/A	N/A	$0.43	$0.72
Diluted earnings per share(1)(3)(4)	N/A	N/A	N/A	$0.43	$0.72

Balance Sheet Data
Total current assets	40,841	71,020	68,822	74,654	94,019
Total assets	49,157	85,695	85,782	91,817	115,376
Total current liabilities	39,555	71,533	62,781	60,119	102,808
Total liabilities	39,867	72,051	63,239	60,273	102,836
Minority Interest(1)	N/A	N/A	N/A	14,188	0
Stockholders’ equity	9,290	13,644	22,543	17,356	12,540

(1)Henan Green was acquired by Golden Green on October 21, 2008 and for reporting purposes a 44.98% interest of Henan Green has been accounted for as a minority interest prior to the date of acquisition during the years ended December 31, 2007 and 2008.  Net income and per share data have been calculated after giving effect to the minority interest in such periods.  Minority Interest was not accounted for during the years ended December 31, 2004, 2005 and 2006 in respect of Henan Green.

(2)We have no discontinued operations, therefore net income and net income per share has been provided in lieu of income from continuing operations and income from continuing operations per share.

(3)In anticipation of the merger transaction with China Acquisition Opportunity Corporation, Golden Green effectuated a recapitalization on March 13, 2009 pursuant which 29,999,900 newly issued ordinary shares were issued to Golden Green’s then-current shareholders pro rata with their relative ownership percentages.  Consequently, the foregoing table presents ordinary shares outstanding (actual and diluted) and per share data (basic and diluted) on a pro forma basis assuming that the recapitalization had already occurred at all times during the periods presented.

(4)Ordinary shares outstanding (actual and diluted) and per share data (basis and diluted) of Henan Green have been omitted for 2004, 2005 and 2006 because of differences in the capital structures of Golden Green and Henan Green.  Presenting such data in this report is not particularly helpful and could be misleading to readers.

Exchange Rate Information

The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.  The source of these rates is the Federal Reserve Bank of New York.  As of July 10, 2009, the noon buying rate was RMB6.8325 to US$1.00.

	Noon Buying Rate
Renminbi per U.S. Dollar	Average(2)	High	Low	Period-end
2004 (1)	8.2768	8.2774	8.2764	8.2765
2005 (1)	8.1826	8.2765	8.0702	8.0702
2006 (1)	7.9579	8.0702	7.8041	7.8041
2007 (1)	7.5806	7.8127	7.2946	7.2946
2008 (1)	6.9193	7.2946	6.7800	6.8225
January 2009	6.8360	6.8403	6.8225	6.8392
February 2009	6.8363	6.8470	6.8241	6.8395
March 2009	6.8360	6.8438	6.8240	6.8329
April 2009	6.8306	6.8361	6.8180	6.8180
May 2009	6.8235	6.8326	6.8176	6.8278
June 2009	6.8334	6.8371	6.8264	6.8302
July 2009 (through July 10, 2009)	6.8325	6.8342	6.8312	6.8325

(1)All periods end December 31 of the stated year.

(2)Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Due to our rapid growth in recent years, our past results may not be indicative of our future performance so evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in sales revenue from approximately $139.6 million in 2007 to $196.3 million in 2008.  Our net income has grown from approximately $13.0 million in 2007 to approximately $21.6 million in 2008.  We may not be able to achieve similar growth in future periods.  Therefore, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future.  Moreover, our ability to achieve satisfactory operating results at higher production and sales volumes is unproven.  You should not rely on our past results or our historical rate of growth as an indication of our future performance.

A large percentage of our revenues are derived from sales to a limited number of customers and our business will suffer if sales to these customers decline.

We currently sell high precision steel products to more than 20 major customers in the Chinese domestic market.  For the fiscal years ended December 31, 2008 and 2007, sales revenues generated from our top 10 customers amounted to 45.5% and 47.1% of total sales revenues, respectively and sales to our largest single customer for the same periods amounted to 10.0% and 15.2% of our total sales revenues, respectively.  We do not enter into long-term contracts with our customers and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenues and business.

If our customers which operate in highly competitive markets are willing to accept substitutes in lieu of our products, our business and results of operations will suffer.

Our customers and other users of cold-rolled steel products operate in highly competitive markets, which are becoming increasingly cost-conscious.  Cold-rolled precision steel competes with other materials, such as aluminum, plastics, composite materials and glass, among others, for industrial and commercial applications. Customers have demonstrated a willingness to substitute other materials for cold-rolled steel.  If our customers increasingly utilize substitutes for cold-rolled steel products in their operations, sales of our products will decline and our business and results of operations will suffer.

We may be unable to fund the substantial ongoing capital and maintenance expenditures that our operations require.

Our operations are capital intensive and our business strategy is likely to require additional substantial capital investment.  Our growth strategy includes increasing our annual production capacity, which was 250,000 tons as of December 31, 2008, to 500,000 tons within the next 12 months and building an additional manufacturing facility on 50 acres of land which we recently acquired.  In the future, we may require additional capital for building new production lines and acquiring new equipment as well as for maintaining the condition of our existing equipment and complying with environmental laws and regulation.  Sourcing external capital funds for these purposes are key factors that have constrained and may in the future constrain our growth, production capability and profitability.  There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us or at all.   If we need to raise capital by selling a substantial number of additional ordinary shares or securities convertible into ordinary shares, this will cause dilution to the holders of our ordinary shares and could also cause the market price of our ordinary shares to decline.

A downturn or negative changes in the highly volatile steel industry will harm our business and profitability.

Steel consumption is highly cyclical and generally follows general economic and industrial conditions, both worldwide and in various smaller geographic areas. Pricing can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. The steel industry has historically been characterized by excess world supply and wide fluctuations in results of operations both in China and globally. This has led to substantial price decreases during periods of economic weakness, which have not been offset by commensurate price increases during periods of economic strength.  Substitute materials are increasingly available for many steel products, which may further reduce demand for steel.  Additional overcapacity or the use of alternative products could hurt our results of operations.

Our revenues will decrease if there is less demand for the end product in which our products are installed.

Our finished steel products mainly serve as key components in food and packaging materials, telecommunications cable and equipment, household decorations, construction materials, and electrical appliance.  Therefore, we are subject to the general changes in economic conditions affecting the food and beverage, chemical, telecommunications, construction and household appliance industry participants.  If our customers which operate in these industries experience a downturn in their business or if they utilize substitutes for our products in their manufacturing operations, demand for our products and our business results will suffer.

Environmental compliance and remediation could result in substantially increased capital requirements and operating costs.

Steel manufacturing and processing operations are subject to numerous Chinese provincial and local laws and regulations relating to the protection of the environment.  We are subject to regulations regarding emissions and waste disposal and management.  These laws continue to evolve and are becoming increasingly stringent. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. Our business and operating results could suffer if we were required to increase our expenditures to comply with any new environmental regulations affecting our operations.

Our capital improvement and expansion plans require us to obtain significant capital which may be unavailable to us on favorable terms or at all.

We plan to expand our annual production capacity from 250,000 metric tons as of the end of 2008 to 500,000 metric tons within the next 12 months in order to meet expected demand for our products.  Our expansion plans may require us to acquire new property or land use rights, expand existing buildings or construct new buildings and procure additional highly specialized manufacturing equipment.  Each of these activities will require considerable capital and we expect that we will need external sources of financing to complete these capital expansion projects.  To the extent that we finance our capital expansion projects with debt financing, we may become subject to financial covenants or operating covenants that restrict our ability to freely operate our business or take actions that are desired by shareholders, such as the payment of dividends.  If we elect to finance our capital expansion plans through equity financing, our shareholders may experience dilution or may have their voting or economic rights as shareholders subordinated to a senior class of stock.  In either event, we may be unable to find external sources of financing on favorable terms or at all.  Our failure to obtain external financing for our capital expansion projects can severely impede our growth plans and strategy and impair our revenue, earnings and overall financial performance.

Our level of indebtedness may make it more difficult for us to fulfill all of our debt obligations and may reduce the amount of cash available for maintaining and growing our operations, which could have an adverse effect on our revenues.

Our total debt under existing bank loans to the Company as of December 31, 2008 was approximately $57.6 million.  This indebtedness and the incurrence of any new indebtedness could (i) make it more difficult for us to satisfy and pay our existing liabilities and obligations, which could in turn result in an event of default, (ii) require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or (vi) place us at a competitive disadvantage compared to competitors that have proportionately less debt.  If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us default on our debt service obligations and be subject to foreclosure on such loans.  Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

We face significant competition from competitors with greater resources, and we may not have the resources necessary to successfully compete with them.

The steel manufacturing and processing business is highly fragmented and competitive. We compete with a large number of other steel manufacturers and processors in China, on a region-by-region basis, and with foreign steel manufacturers, such as Pasco Steel, on a world wide basis.  Our competitors are of various sizes, some of which have more established brand names and relationships in certain markets than we do.  We are not in direct competition with China’s local state-owned steel giants because those companies concentrate on the production of hot rolled steel.  As such, they are more often a raw material supplier to us, rather than a competitor.  We are one of a limited number of specialty precision cold-rolled steel producers in China.  Differences in the type and nature of the specialty precision steel products in China’s steel industry are relatively small and, coupled with intense competition from international and local suppliers and customer price sensitivity, competition can be fierce.  Our competitors may increase their market share through pricing strategies that damage our business.  Since our industry is capital intensive, our competitors may be able to successfully compete with us if their financial resources, staff and facilities are substantially greater than ours, placing us at a competitive disadvantage to these larger companies.

Any decrease in the availability, or increase in the cost, of raw materials could materially reduce our earnings.

Our business operations depend heavily on the availability of various raw materials and energy resources, primarily steel coil, but also zinc, oil paint, electricity and natural gas.  Steel coil has historically accounted for approximately 90% of our total cost of sales.  The availability of raw materials and energy resources may decrease and their prices may fluctuate greatly.  We purchase a large portion of our raw materials from Zhengzhou Zhongchu Materials Distribution Center and Henan Baoyuxin Technology and Trading Co. Ltd., but we currently do not have long-term supply contracts with any particular supplier to assure a continued supply of raw materials.  While we maintain good relationships with these suppliers, the supply of raw materials may nevertheless be interrupted on account of events outside our control, which will negatively impact our operations.  If these or any other important suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products.  This could result in a decrease in profit and damage to our reputation in our industry.  So far we have been able to pass raw material cost increases on to our customers.  However, if our raw material and energy costs increase to such an extent that we cannot pass these higher costs on to our customers in full or at all, our margins will suffer.  Although we currently benefit from favorable pricing in some of these supply contracts, if market prices for these raw materials decline, we may not be able to take advantage of decreasing market prices, and our profit margins may suffer.

We produce a limited number of products and may not be able to respond quickly to significant changes in the market or new market entrants.

Cold-rolled specialty precision steel manufacturing is a relatively new industry in China.  Previously, our customers which manufacture durable goods have relied solely on imports from Japan, Korea, the European Union and the United States.  We believe the average quality and standards of products of China’s high precision steel industry lags behind international standards.  While we offer more than 40 high precision steel products and believe we have developed a nationally recognizable brand, there are many other specialty precision steel products of similar nature in the market.  We have not yet developed an internationally recognizable brand for specialty steel products.   If there are significant changes in market demand and/or competitive forces, we may not be able to change our product mix or adapt our production equipment quickly enough to meet customers’ needs.  Under such circumstances, our narrow band of precision steel products and/or new market entrants may negatively impact our financial performance.

Increased imports of steel products into China could negatively affect domestic steel demand and prices and reduce our profitability.

While China’s steel production capability has increased rapidly in recent years, we believe that domestic production continues to be insufficient to meet demand.  As a result, China is expected to continue to import a significant portion of its steel products. Foreign competitors may have lower labor costs, and are often owned, controlled or subsidized by their governments, which allows their production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions.  Import levels may also be impacted by decisions of government agencies, under trade laws.  Increases in future levels of imported steel could negatively impact future market prices and demand levels for our precision steel products.

While virtually all of our operations, customers and sales are in China, some limited administrative matters are geographically dispersed so any deterioration of general business conditions in China may make it difficult or prohibitive to continue to operate or expand our business.

Our manufacturing operations are located in China, some of our administrative offices are located in Hong Kong and a limited number of administrative matters are handled in the BVI.  We have regulatory filing obligations in the United States.  The geographical distances between our facilities create a number of logistical and communications challenges, including time differences and differences in the cultures in each location, which makes communication and effective cooperation more difficult. In addition, because of the location of the manufacturing facilities in China, our operations could be affected by, among other things:

•	economic and political instability in China, including problems related to labor unrest,
•	lack of developed infrastructure,
•	variances in payment cycles,
•	currency fluctuations,
•	overlapping taxes and multiple taxation issues,
•	employment and severance taxes,
•	compliance with local laws and regulatory requirements,

•	greater difficulty in collecting accounts receivable, and
•	the burdens of cost and compliance with a variety of foreign laws.

Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate or expand our facilities in China.

Our rapid expansion could significantly strain our resources, management and operational infrastructure which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We will be at a competitive disadvantage if we cannot successful adapt to changing technology and manufacturing techniques

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs.   We produce steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise.  We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including, but not limited to:

•	quality,
•	price competitiveness,
•	technical expertise and development capability,
•	innovation,
•	reliability and timeliness of delivery,
•	product design capability,
•	operational flexibility,
•	customer service, and
•	overall management.

Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the precision steel industry.

Our production facilities are subject to risks of power shortages which may impair our ability to meet our customers’ needs.

Our manufacturing processes are extremely specialized and depend on critical pieces of equipment and a constant availability of energy to power them.  Many cities and provinces in China have suffered serious power shortages in recent times, largely as a result of the growth and commercialization of formerly rural regions of China. Many of the regional grids do not have sufficient power generating capacity to fully satisfy the increased demand for electricity driven by continual economic growth and persistent hot weather. Local governments have occasionally required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels. To date, our operations have not been affected by those administrative measures.  While we have not experienced any severe or lengthy power outages in the past, we do not have any back up power generation systems.  However, there is a risk that we may be affected by those administrative measures or power outages in the future, thereby causing material production disruption and delay in delivery schedule. In such event, our business, results of operation and financial conditions could be damaged.

Unexpected equipment failures may damage our business due to production curtailments or shutdowns.

Highly specialized machinery is used in our manufacturing processes which cannot be repaired or replaced without significant expense and time delay. On occasion, our equipment may be out of service as a result of unanticipated failures which may result in plant shutdowns or periods of materially reduced production. Interruptions in production capabilities will inevitably increase production costs and reduce our sales and earnings. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or adverse weather conditions. Furthermore, any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative effect on our profitability and cash flows. We do not have business interruption insurance to cover losses as a result of equipment failures. In addition, longer-term business disruption could result in a loss of customers. If this were to occur, our future sales levels, and therefore our profitability, could decline.

We might fail to adequately protect our intellectual property and third parties may claim that our products infringe upon their intellectual property.

As part of our business strategy, we intend to accelerate our investment in new technologies in an effort to strengthen and differentiate our product portfolio and make our manufacturing processes more efficient.   Our primary focus will be to develop new and better technologies to allow us to manufacture higher valued-added products, such as chrome finished, zinc coated and galvanized products. As a result, we believe that the protection of our intellectual property will become increasingly important to our business. Currently, we have one patent application pending. We expect to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection might be inadequate. For example, our pending or future patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies infringe their proprietary rights. In either case, litigation could result in substantial costs and diversion of our resources, and whether or not we are ultimately successful, the litigation could hurt our business and financial condition.

We face risks associated with future investments or acquisitions.

An important component of our growth strategy is to invest in or acquire businesses complementary to ours that will enable us, among other things, to expand the products we offer to our existing target customer base, and that will provide opportunities to expand into new markets. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.  Integrating an acquired company or technology is complex, distracting and time consuming, as well as a potentially expensive process.  The successful integration of an acquisition would require us to:

•	integrate and retain key management, sales, research and development, and other personnel;
•	incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;
•	coordinate research and development efforts;
•	integrate and support pre-existing supplier, distribution and customer relationships; and
•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company or technology.  Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems.  Management’s focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

Our acquisition strategy also depends on our ability to obtain necessary government approvals that may be required, as described under “Risks Related to Doing Business in China”.  We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations implemented on September 8, 2006.

We do not carry any business interruption insurance, product liability or recall insurance or third-party liability insurance.

Operation of our business and facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances, business interruptions, property damage, product liability, personal injury and death.  We do not carry any business interruption insurance or third-party liability insurance for our business to cover claims in respect of product liability, personal injury or property or environmental damage arising from accidents on our property or relating to our operations. Therefore, our existing insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Henan Green’s business will suffer if it loses its land use rights.

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives.  In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable.  Land use rights can be transferred upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land transfer fee. Henan Green holds land use rights for some of its occupied properties and leases the land and the building on which its main facilities are located from third parties that it believes have proper land use rights, but no assurance can be given that these land use rights will be renewed or that our lessors will maintain their land use rights.  The land use certificate relating to the land on which our employee dormitory is located has expired and we are in the process of obtaining a new land use permit for this property.  If  the land use right certificates needed for our operations are determined by the government of China to be invalid or if they are not renewed, or if we are unable to renew the lease for our facilities when it expires in 2027, we may lose production facilities or employee accommodations that would be difficult or impossible to replace.  Should we have to relocate, our workforce may be unable or unwilling to work in the new location and its operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase its costs of production, which would negatively impact financial results.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected and  investor confidence and the market price of our ordinary shares may be adversely impacted.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or the SEC, adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on the effectiveness of the company’s internal controls over financial reporting.  Under current SEC rules, we will be required to include a management report and our independent registered public accounting firm’s attestation report beginning with our annual report for the fiscal year ending December 31, 2009.  Our management may conclude that our internal controls over our financial reporting are not effective.  Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ordinary shares.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC, and our executive officers and employees have not been subject to the U.S. Foreign Corrupt Practices Act prior to the completion of our merger in March of 2009. While we intend to implement measure to ensure compliance with the FCPA by all individuals involved with our company, we can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our management team.

Our executive management team has a specialized knowledge of steel markets and works closely with our customers to provide products to exact specifications.  Our Chairman and founder, Mr. Lu, has twenty-three years experience in the steel industry in China.  In addition, the executive management team has an average of fifteen years of industry experience. Their long tenure with the company and the industry has enabled the management team to build close relationships with suppliers and customers. The expertise of management and technical innovation of the company give it a strong competitive advantage.  The loss of Mr. Lu’s services or any of our other management poses a risk to our business.

RISKS RELATED TO DOING BUSINESS IN CHINA

Substantially all of our operating assets are located in China and substantially all of our revenue will be derived from our operations in China so our business, results of operations and prospects are subject to the economic, political and legal policies, developments and conditions in China.

The PRC’s economic, political and social conditions, as well as government policies, could impair our business.  The PRC economy differs from the economies of most developed countries in many respects.  China’s GDP has grown consistently since 1978 (National Bureau of Statistics of China). However, we cannot assure you that such growth will be sustained in the future. If, in the future, China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could impair our ability to remain profitable.  The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us.  For example, our financial condition and results of operations may be hindered by PRC government control over capital investments or changes in tax regulations.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval of our recent merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

On March 17, 2009, we completed a merger transaction with China Opportunity Acquisition Corp., or COAC, which resulted in our current ownership and corporate structure.  We believe, based on the opinion of the PRC legal counsel, Jingtian & Gongcheng, Attorneys at Law, that CSRC approval was not required for our merger transaction or for the listing and trading of our securities on a trading market because we are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals. Although the merger and acquisition regulations provide specific requirements and procedures, there are still many ambiguities in the meaning of many provisions.  Further regulations are anticipated in the future, but until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations and the regulators have wide latitude in the enforcement of the regulations and approval of transactions.  If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required, we may face sanctions by the CSRC or another PRC regulatory agency.  If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends paid by Henan Green, or take other actions that could damage our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

If the PRC imposes restrictions designed to reduce inflation, future economic growth in the PRC could be severely curtailed which could hurt our business and profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth often can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Imposition of similar restrictions may lead to a slowing of economic growth, a decrease in demand for our steel products and generally damage our business and profitability.

Fluctuations in exchange rates could harm our business and the value of our securities.

The value of our securities will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB and our financial results are reported in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.  Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively.

We are subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion of the Renminbi into foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.”  We believe that we will likely be an FIE as a result of our ownership of Henan Green. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws.

Notice on Issues Relating to Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, was issued on October 21, 2005 by SAFE (that replaced two previously issued regulations on January 24, 2005 and April 8, 2005, respectively) that requires approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The SAFE regulations require retroactive approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion.

Although SAFE issued an implementation Notice No. 106, or Notice 106, on May 29, 2007 to our local branches or agencies, because of the uncertainty as to when and how the new procedure and requirements will take effect or be enforced, and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these existing regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. Although we are committed to complying with the relevant rules, we cannot assure you that we will never have shareholders or beneficial owners who are PRC citizens or residents, or that such persons have always complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 75, Notice 106 or other related regulations.  Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 and Notice 106 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Because Chinese law governs many of our material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Chinese law governs many of our material agreements, some of which may be with Chinese governmental agencies. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of the PRC. The system of laws and the enforcement of existing laws and contracts in the PRC may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Our management is unfamiliar with United States securities laws and will have to expend time and resources becoming familiar with such laws which could lead to various regulatory issues.

Many members of our management team are not familiar with United States securities laws and will have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues and a diversion of management attention, which may harm our operations.

The ability of our Chinese operating subsidiary to pay certain foreign currency obligations, including dividends, is subject to restrictions.

Our ability to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances. Since substantially all of our operations are conducted in China and a majority of our revenues are generated in China, a significant portion of our revenue earned and currency received are denominated in Renminbi.  The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Renminbi is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, if any, on our ordinary shares or otherwise satisfy foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.  In addition, current regulations in China would permit Henan Green to pay dividends to us only out of Henan Green’s accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Henan Green will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such reserve account may not be distributed as cash dividends.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder, you will be taxed on the U.S. dollar value of your dividends at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the conversion rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Our business could be severely harmed if the Chinese government changes its policies, laws, regulations, tax structure or its current interpretations of its laws, rules and regulations relating to our operations in China.

Our manufacturing facility is located in Henan, China and virtually all of our assets are located in China.  We generate our sales revenue only from customers located in China. Our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to

•	Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations,
•	changes in taxation,
•	changes in employment restrictions,
•	restrictions on imports and sources of supply,
•	import duties, and

•	currency revaluation.

Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activities and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business could be harmed. Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.  Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies.

The Chinese laws and regulations which govern our current business operations are sometimes vague and uncertain and may be changed in a way that hurts our business.

China’s legal system is a civil law system based on written statutes, in which system decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.   We are considered an FIE under Chinese laws, and as a result, we must comply with Chinese laws and regulations.  We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our business. If the relevant authorities find us to be in violation of Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation: levying fines; revoking our business and other licenses; requiring that we restructure our ownership or operations; and requiring that we discontinue any portion or all of our business.

A slowdown or other adverse developments in the Chinese economy may materially and adversely affect our customers’ demand for our services and our business.

All of our operations are conducted in China and all of our revenues are generated from sales to businesses operating in China.  Although the Chinese economy has grown significantly in recent years, such growth may not continue. we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in Chinese economy which may affect demand for precision steel products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and in turn reduce Our results of operations.

Controversies affecting China’s trade with the United States could depress the price of our securities.

While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies and trade disagreements between the United States and China may arise that depress our the price of our securities. Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our securities.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in Our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

There can be no guarantee that China will comply with the membership requirements of the World Trade Organization, which could leave us subject to retaliatory actions by other governments and reduce our ability to sell our products internationally.

China has agreed that foreign companies will be allowed to import most products into any part of China. In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all. If China does not fulfill its obligations to the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which it sell our products, which could render its products less attractive, thus reducing revenues and profits.

The implementation of the new PRC employment contract law and increases in the labor costs in China may hurt our business and profitability.

A new employment contract law became effective on January 1, 2008 in China. It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. As a result of the new law and regulations, our labor costs may increase. There is no assurance that disputes, work stoppages or strikes will not arise in the future. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

The Chinese government has been adopting increasingly stringent environmental, health and safety protection requirements, which could hurt our business.

The continuance of our operations depends upon compliance with the applicable environmental, health and safety, fire prevention and other regulations.  Any change in the scope or application of these laws and regulations may limit our production capacity or increase our cost of operation and could therefore have an adverse effect on our business operations, financial condition and operating results.  Our failure to comply with these laws and regulations could result in fines, penalties or legal proceedings. There can be no assurance that the Chinese government will not impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which it may not be able to pass on to our customers.

Under the New EIT Law, we may be classified as a “resident enterprise” of China.  Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008.  Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes.  The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the New EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities.  Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China.  A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.  However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person.  Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available.  Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that Golden Green is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares. We are actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be credited against our U.S. tax.

RISKS RELATED TO THE MARKET FOR OUR ORDINARY SHARES GENERALLY

Our ordinary shares, warrants and units are quoted on the Over-the-Counter Bulletin Board, which may have an unfavorable impact on our share price and liquidity.

Our ordinary shares, warrants and units are traded on the Over-the-Counter Bulletin Board under the symbols GGEEF, GGENF and GGETF, respectively.  The Over-the-Counter Bulletin Board is a significantly more limited market than the New York Stock Exchange or Nasdaq system.  As a result, our securities are not actively traded and the price of our securities is volatile, and this volatility may continue.  For instance, since the completion of our merger transaction, the closing bid price of our ordinary shares, as reported on the Over-the-Counter Bulletin Board ranged between $5.10 and $6.50.  Numerous factors, many of which are beyond our control, may cause the market price of our securities to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts who might cover our stock;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the steel industry;
•	customer demand for our products;
•	investor perceptions of the steel industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	loss of external funding sources;
•	sales of our stock, including sales by our directors, officers or significant shareholders; and
•	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, from October until June 2009, securities markets in the United States, China and throughout the world experienced an historically large decline in share price. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

The exercise of outstanding warrants may result in dilution.

Dilution of the per share value of our ordinary shares could result from the exercise of outstanding warrants which we assumed in connection with our merger with COAC.  As of March 31, 2009, there were outstanding warrants to purchase 16,066,667 ordinary shares at an exercise price of $5.00 per share as well as an Underwriter’s Unit Purchase Option to purchase 600,000 units at an exercise price of $6.60 per unit (which consists of 1 ordinary share and 2 warrants to purchase our ordinary shares with the warrants exercisable at $5.00 per ordinary share).  The warrants will expire and cease to be exercisable on March 19, 2011.  When the exercise price of the warrants is less than the trading price of our ordinary shares, exercise of the warrant would have a dilutive effect on our shareholders.  The possibility of the issuance of shares of our ordinary shares upon exercise of the warrants could cause the trading price of our ordinary shares to decline.  The impact of potentially issuing additional warrants can have a dilutive effect on our shareholders.

Future sales or perceived sales of our ordinary shares could depress our stock price.

A substantial number of shares of our ordinary shares held by our current shareholders are freely tradable.  If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our ordinary shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the ordinary shares, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our ordinary shares for sale to increase, our ordinary shares market price would likely further decline.

We do not intend to pay dividends on shares of our ordinary shares for the foreseeable future.

Prior to our March 2009 merger with COAC, our operating subsidiary, Henan Green, declared and paid dividends of $23.2 million and $8.9 million in 2008 and 2007, respectively.  Notwithstanding Henan Green’s past history of making dividend payments, we intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on shares of our ordinary shares in the foreseeable future.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements.  Through the fiscal year ending December 31, 2010, we are allowed six months to file our annual report with the SEC and thereafter must file our annual report within four months of our fiscal year end.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  In addition, it is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the BVI Companies Act, 2004 (No. 16 of 2004) of the BVI. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction.  The rights of shareholders under BVI law are not as clearly established as are the rights of shareholders in many other jurisdictions.  Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.  In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.  Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most US jurisdictions.  The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation.  The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

General

We are a BVI company that was incorporated on March 11, 2008 under the BVI Business Companies Act, 2004.  We were incorporated solely for the purpose of acquiring the issued share capital of Wealth Rainbow.  Our registered office is Palm Grove House, PO Box 438, Road Town, Tortola, BVI and our registered agent is Equity Trust (BVI) Limited of Palm Grove House, PO Box 438, Road Town, Tortola, BVI.  Our business operations are conducted through our wholly-owned indirect subsidiary, Henan Green. Our principal executive offices are located at No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, Henan Province, China.  Our telephone number is (86) 371-6897-0951.

On March 17, 2009, we completed a business combination transaction with China Opportunity Acquisition Corp., or COAC, which resulted in our current ownership and corporate structure.

China Opportunity Acquisition Corp. was incorporated in Delaware on August 7, 2006 as a blank check company whose objective was to acquire an operating business with its principal operations located in China.  All business activity conducted by COAC from its inception on August 7, 2006 until our merger with COAC on March 17, 2009 related its formation, initial public offering and search for a business combination partners a special purposes acquisition company, or SPAC.  On March 26, 2007, COAC consummated its initial public offering in which it raised approximately $41.4 million through the sale of its capital stock and, thereafter, its primary objective was to complete a business combination transaction prior to March 20, 2009.

On November 12, 2008, COAC entered into an Agreement of Merger and Plan of Reorganization, or the Merger Agreement, with Golden Green, Wealth Rainbow, Henan Green and the shareholders of Golden Green pursuant to which COAC merged with and into Golden Green with Golden Green being the surviving corporation thereby implementing our current corporate structure.

Upon completion of the merger, the three shareholders of Golden Green owned 30,000,000 of our ordinary shares and the holders of ordinary shares of COAC received 2,245,723 of our ordinary shares.  In addition, the holders of the existing COAC warrants and units received like securities that are exercisable or exchangeable into our securities.   In addition, we are obligated under the Merger Agreement to issue an aggregate of 1,000,000 of our ordinary shares to certain of our shareholders, Oasis Green Investments Limited, Plumpton Group Limited, and Honest Joy Group Limited for each of the years ending on December 31, 2009, 2010 and 2011 in which Henan Green, has net after tax income that equals or exceeds the target specified for such year in the merger agreement ($45 million, $60 million and $80 million, respectively).  However, we are currently in the process of renegotiating the after tax income targets with the aforementioned shareholders because COAC had less cash at the closing of the merger than the originally expected, which could potentially cause us to delay our capital expansion plans and modestly slow our growth rate.

Upon completion of the merger transaction, we succeeded to foreign private issuer status under applicable securities laws and the individuals who currently comprise our Board of Directors were so appointed.

B. Business Overview

We are one of the leading private manufacturers of cold-rolled specialty steel products in China.  We utilize a variety of processes and technological methodologies to convert raw steel manufactured by third parties into premium, high-precision, cold-rolled steel products, such as steel sheets and plates, carbon steel, low alloy steel, stainless steel strips and composite metal strips.

Our products are manufactured from steel substrate of cold-rolled or hot-rolled pickled coils and made to extreme and precise specifications and tolerances in terms of strength, flexibility, thinness and width, shape, surface and finish based on the needs of our customers.  Our finished steel products range from 0.05 mm to 0.25mm in thinness and can be produced in varying widths of up to 650mm.  We are also constructing an additional manufacturing facility to expand our ability to produce finished steel products with custom coatings and finishes, such as chrome, zinc coated or galvanized steel products.

Our finished steel products are used as components in a large variety of downstream goods, such as electrical appliances, construction materials, telecommunications cable and equipment, chemical and food packaging products and military equipment.  Most of our products are sold to customers who operate primarily in the food and packaging, telecommunications, decoration materials and electrical appliance industries.

China is our principal market with domestic sales accounting for all of our sales revenue in 2007 and 2008.  Our products are sold to China-based customers located in the eastern and coastal areas of China, including Guangdong, Jiansu, Shanghai, Shandong, Liaoning, Shaanxi and Sichuan.  We sell our products using our own sales staff that has been organized into a diversified sales network that covers many provinces and regions in China, allowing us to broadly and effectively market our products and services to customers.  In the high precision, cold-rolled steel product segment, we believe that we have approximately 9.35% of the domestic market share in China.  We believe that our focus on quality allows us to command prices for our products that are 3% to 5% higher than our other Chinese competitors.  We can effectively compete with our international competitors in China by selling our products at lower prices due to our knowledge of the domestic market, lower shipping and labor costs and faster delivery times.

Our revenue increased from $45.5 million in 2004 to $62.5 million in 2005, $99.0 million in 2006, $139.6 million in 2007 and $196.3 million in 2008, representing a compound annual growth rate (CAGR) of approximately 44.1%. We believe that these significant increases reflect our success in expanding our production lines and increasing market penetration. We plan to broaden our product capacity and mix by introducing new production lines and improve our profit margin by introducing higher valued-added products such as zinc coated or galvanized products.

Our primary PRC manufacturing facility, which is located in Zhengzhou, Henan Province.  As of December 31, 2008, we operated six sets of cold-rolled steel production lines and two auxiliary acid pickling lines with an annual production capacity of approximately 250,000 metric tons of finished products.  In 2006, 2007 and 2008, our capital expenditures totaled $4.1 million, $2.3 million and $6.6 million, respectively.  In the past, our capital expenditures were used primarily to expand existing production capacity.  We estimate that our capital expenditures in 2009 will range from approximately $11.0 million to $16.0 million.  We submitted an application and obtained an approval from the local government for a plan to expand overall capacity to 500,000 metric tons within the next 12 months and expect that the addition of this new production will help the further growth of revenue in 2009 and beyond.

Our Industry

The global steel industry is a large, cyclical and highly competitive industry whose overall performance is closely tied to the global economy. Historically, steel prices have increased during periods of overall economic growth and decreased during recessionary periods.  Growth in the global steel industry has been driven primarily by economic development in the Asia-Pacific region and increased commercial activity in Europe over the last five years. The Asia-Pacific area is the largest steel production region, accounting for approximately 51% of the global market’s steel production value. Europe accounts for approximately 29.6% of the market value.

China is the largest steel producing country with more than four times the steel output of Japan, the second largest producer.  According to China Steel Industry Statistical Book, 2007 version, China produced 565 million metric tons of steel products in 2007.  Globally, the demand for steel increased 6.8% in 2007 and was expected to increase the same amount in 2008 according to the World Steel Association.  China’s demand for steel rose 11.4% in 2007 and approximately 11.5% in 2008, despite the global economic slowdown.  China is the largest consumer of steel, requiring about 35% of the world output of steel. It is expected that Asia, led by China, will continue as a world largest consumer of steel through 2017 according to the Global Steel Industry Outlook published by Eurostrategy Consultants.

The growth of the steel market in China has grown in tandem with the growth in overall economic activity in China, but the expansion rate of steel industry is well above the growth rate of the overall Chinese economy.  Similar to the global steel market, the rate of growth in the Chinese steel market continues to increase, but at a decreasing growth rate due to oversupply in certain segments of the marketplace, particularly the low- and middle-grade segments.

Steel products are generally categorized as low-end (long products such as pipes, tubes, wires and rods) and high-end (flat products such as hot-rolled steel or cold-rolled steel sheets).  We believe that approximately 65% of China’s steel producers manufacture low-end and middle-grade products and approximately 35% manufacture high-end high value cold-rolled steel sheets.  We operate in the high-end segment of this market as we produce and sell high precision cold-rolled steel products.

Notwithstanding the oversupply trend in the low-and middle-grade steel segments, the demand in China for high-end products that utilize steel as a component, such as the steel products we produce, still exceeds the supply in China. According to China Steel Industry Statistical Book, 2007 version, total domestic consumption of cold-rolled plates amounts to approximately 30 million metric tons. The consumption of the cold-rolled products with width above 1,000mm, which are generally called wide plates, amount to 23.7 million metric tons, whereas the products with width below 1,000 mm and with thinness up to 1.5mm, which are generally called narrow plates, amount to approximately 6.2 million metric tons. Our current products are up to 650mm in width and therefore categorized as narrow plates. The cold-rolled products can also be measured by thinness. Among the narrow plates, products with thinness below 0.3mm are called ultra-thin products, and this is where our product line resides (Our current product widths range from 0.05mm to 0.25mm). China consumes approximately 2 million metric tons of these ultra-thin steel products annually. Based on our 2007 volume and figures in China Steel Industry Statistical Book, 2007 version, we believe we supply approximately 9.35% of the market for ultra-thin cold-steel products in China. In 2006, the Chinese government issued the industrial structure reform directive for controlling low-end production. We believe that this directive will have a positive impact on our business.

Like most marketplaces, there are various grades of products within the steel industry. We produce high-end steel products, with extreme thinness and specifications, using an advanced production technology that meets requirements and specifications of our customers.  Due to the specialized nature of high-end steel products, they have higher selling prices and a greater profit margin.

Continued strong demand in China for electrical appliances, telecommunications equipment, microelectronics, packaging materials and containers, has required and is expected to continue to require increasing quantities of high precision steel products.

Cold-rolled specialty precision steel is a relatively new industry in China and manufacturers of products that use specialty precision steel products have traditionally imported precision steel products from Japan, Korea, the European Union and the United States. Cold-rolled steel products represent hot-rolled de-scaled (pickled) steel coils, which are used as raw materials in the precision steel industry, are processed by cold reduction through a cold-rolling mill to the desired thinness. The process does not involve heating and the primary feature of cold reduction is to reduce the thickness of the steel coils. However, because the cold reduction operation induces very high strains (work hardening) into the steel sheet, the precision steel sheet not only becomes thinner, but also becomes much harder, less ductile and very difficult to form. Thus, cold-reduced steel products are annealed (heated to high temperatures) to become soft and formable. Cold rolled sheet products are used in a wide variety of such end applications as appliances (refrigerators, washers, dryers, and other small appliances), automobiles (exposed as well as unexposed parts), electric motors and bathtubs, food and packaging. Cold rolled sheet products are used in these and many other areas of manufacturing.

In addition, China is a large architectural material manufacturer. Given that a significant portion of China’s GDP is driven by fixed asset investment, it is expected that the market for high-end construction steel will grow, which will result in a large consumption of high-end coated steel. We have already started the process of expanding our capacity into coated steel products.

Several characteristics about the coated steel markets and production in China are noteworthy:

•
Despite the over-expansion of low and medium-end coated steel production, the high-end coated steel products are under-supplied.  Although low and medium-end coated steel production capacities have over expanded and the total supply has recently outpaced demand, high-end coated steel products in China remain in short supply and China continues to rely, in a significant part, on imports. Since high-end coated steel products require advanced technology and capital-intensive equipment, most Chinese manufactures are not technically capable of producing high-end coated steel products.

•
The coated steel market is highly fragmented. There is no significant market leader in the Chinese steel industry. Most manufacturers are small-scale private companies operating with out-of-date equipment and technology. Large state-owned enterprises are the main manufacturers; however, only a few of them can produce high-end coated steel products.

•
Capital Intensive Industry Segment.  Due to the nature of the high-end steel products industry, there are significant barriers to entry for new players. The steel industry is capital-intensive. Companies in this industry must maintain large and advanced pieces of equipment that are used in the manufacturing process and that require considerable initial investment, maintenance and repair expenses.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our strong market position and will enable us to continue to improve our profitability and cash flow:

•
We have a strong track record of growth.  Our yearly revenue increased from $45.5 million to $62.5 million to $99.0 million to $139.6 million to $196.3 million for the years from 2004 through 2008, representing a CAGR of approximately 44.1%, as a result of our success in expanding our production lines and increasing our market penetration.  We intend to strategically grow our business in the near future by expanding our annual production capacity to 500,000 tons and by introducing new higher margin, finished steel products with custom coatings and finishes.

•
Demand for our high-end coated steel products remains strong.  Our business focuses on high-end coated steel products, which is a niche product segment within steel industry that has been growing at a rate of 20% annually over the past five years in China and which we believe remains a strong and undersupplied product segment, unlike the market for lower-end steel products.

•
Our market position is strong in a fragmented industry segment.   We believe that our market share in the high precision, cold-rolled steel product segment in China is approximately 9.35%, which establishes us as one of the market leaders in a fragmented industry with no dominant competitor.  Based on the competitive environment in our industry, which includes many small-scale private companies operating with outdated equipment and a few large state-owned enterprises with limited capacity to produce products like ours, we believe our market position is strong.

•
Our potential competitors face significant barriers to entry.  Our high-end coated steel products are produced in capital intensive manufacturing operations using large and advanced pieces of equipment which require considerable initial investment, maintenance and repair expenses, thereby creating a significant barrier for new market entrants.  Companies which lack substantial resources or access to capital will face significant difficulties in entering or effectively competing in our market segment.

Our Growth Strategy

We believe that our strong competitive position and our ability to meet customer demand will enable us to benefit from the resurgence and growth in China’s manufacturing and construction industries.

We are committed to enhancing our sales, profitability and cash flows through the following strategies:

•
Increase production capacity. We recently submitted an application and obtained an approval from the local government for a plan to expand overall capacity to 500,000 metric tons within the next 12 months and expect that the addition of this new production will help us meet demand and contribute to the further growth of revenue in 2009 and beyond.

•
Broaden our product portfolio and mix.  We are developing and introducing new, higher valued-added products, such as chrome coated, zinc coated and galvanized products, that we expect will expand our margins and meet the increasing demands of new and existing customers.

•
Increase market penetration. We intend to further enhance our leadership position in the high-end coated steel product segment by expanding our sales channels, increasing our product offerings and focusing on customer satisfaction and our other competitive strengths to gain additional market share.

•
Pursue strategic relationships and acquisition opportunities.  We intend to continue to evaluate and pursue acquisition opportunities which enhance our product offerings, customer base or geographic reach or which allow us to capitalize on a more efficient cost structure and economies of scale.

•
Strengthen our research and development capabilities.  Our research and development efforts to meet the extreme product specification of our customers will be a key driver of our future success.  We plan to continue to invest in research and development efforts and expect that this investment will contribute to our ability to manufacture new high quality products to more extreme and precise specifications and tolerances.

Our Products

Our current products include high precision various cold-rolled steel, with different specifications in terms of width and thinness.  We have 5 series and over 20 types of high precision strip steel products.  Our products are typically up to 650mm in width and between 0.05mm – 0.25mm in thinness that are manufactured from steel substrate of cold-rolled or hot-rolled pickled coils. We are also capable of manufacturing more extreme specifications based on the needs of our customers. We have the flexibility to adjust our production specifications to meet changes in market demand.

Our products are used for producing a large variety of down stream goods in electrical appliances, construction materials, chemicals, food and packaging, telecommunications cable and equipment and military products. For example, we are the leading producer of galvanized steel materials with width of 0.15mm for use in the telecommunication fiber wires in China.

Our deliveries of products amounted to approximately 187,000 metric tons in 2007, representing increase of 32.6% from previous year. We believe that our high precision cold-rolled products have about 9.35% of the domestic market share in the segment.

Raw Materials and Suppliers

The principal raw material used in producing our products is steel coil, which has historically accounted for approximately 90% of our total production cost.  We source steel coil from various suppliers and believe that our suppliers are sufficient to meet our present and anticipated future needs. We do not depend on any one single supplier for our steel raw materials.  Our largest supplier of steel coil supplied us with approximately 10.0% of our total steel coil in 2008.

The prices of steel rolls can be quite competitive, volatile and dependent on supply and demand.  To provide some protection from the pressure and volatility of the market, we make bulk purchases after taking into account customers’ orders on hand whenever steel prices are considered to be lower in the market.  As steel rolls have an extremely long shelf-life, obsolescence is not a major concern and we may build up our inventory during such periods when prices are low. When we execute sales orders with our customers, we set our pricing based on the currently prevailing selling price of steel coil thereby allowing us to pass incremental cost increases in raw materials to our customers or capitalize on higher margins due to our lower raw material costs.

Customers, Sales and Marketing

Our products can be applied to various industries.  During the past three fiscal years, we have sold our products mainly to customers in the manufacturing sectors of chemical and food packaging products, telecommunications equipment, construction and decoration materials, electrical appliances and military equipment.  The following table sets forth the percentages of our products sold to each sector during each of the last three fiscal years.

Sectors	2006	2007	2008
chemical and food packaging products	67.7%	63.1%	49.7%
telecommunications equipment	3.5%	3.5%	20.0%
construction and decoration materials	15.3%	27.5%	21.7%
electrical appliances	13.5%	5.9%	8.7%

Our high precision steel products are sold directly to the end users in various parts of China and our production is based on confirmed sales orders. Generally, an initial deposit (approximately 30% of the aggregate contracted sales amount) is pre-paid when the contract is signed. Our major customers are located in Shanghai, Zhejiang, Jiangsu, Shandong, Guangdong, Hebei, Tianjin, Guangxi, Fujian, Liaoning, and other provinces.

During the last three years, we have sold our products to more than 200 customers.  Our major customers during 2008 were:

Customer Name	Quantity Sold (Tons)	% of Total Sales
Luo Yang Lixin Commerce and Trading Co. Ltd	22,705	10.1
Jiangsu Surui Precision Composite Materials Co. Ltd.	9,999	5.3
Shanhai Netinfo New Materials Co., Xian Branch	9,040	5.3
Wuxi Changmao Metal Products Co	9,794	4.9
Chengdu Xinglianrong Materials Trading Co. Ltd	9,005	4.1

We currently sell our products in China using our own sales staff and network which cover many Chinese provinces and regions, especially in the eastern coastal regions in China.  We have developed and strive to maintain a diversified sales network that allows us to effectively market products and services to us customers based on their location and product demands. Our sales and marketing department currently consists of 30 employees.

Members of our sales team generate sales leads by contacting customers and customer prospects directly and by attending industry trade shows and exhibitions. Given our established status as one of China’s leading suppliers of cold rolled precision steel products, our customers often contact us directly regarding new projects. Although most of our business is developed by direct personal contact and referrals from our customers, we also advertise our products in steel industry periodicals.  We also have been marketing and promoting our products through the following means:

•	Hosting annual product promotion meeting with current and potential customers, in which we introduce our products and new improvements to the market;
•	Attending various exhibitions to improve our name recognition; and
•	Visiting our customers and collecting information regarding their needs.

Competition and Our Market Position

Competition within the steel industry, both in China and worldwide, is intense. There are many large state-owned enterprises and smaller private steel companies in China. In addition, Chinese steel makers also face competition from international steel manufacturers.

For high precision cold-rolled products, we are not in direct competition with China’s local state-owned steel giants because those companies concentrate on the production of hot rolled de-scaled (pickled) steel coils and steel sheets from iron ore. Steel sheets produced by these large Chinese companies are then supplied as raw materials to high precision steel manufacturers, like us, for cold reduction processing to the desired thickness. Cold rolled products like ours are then sold to downstream, end-product manufacturers in industries such as electric alliances, construction, chemical and automobile industries.

Private steel product manufacturers in China generally focus on low-end products. Many of our competitors are much smaller than us and use older equipment and production techniques. In contrast, our products are aimed at the high-end markets so we attempt to manufacture them with superior quality and broader range of specifications. We use advanced manufacturing equipment that it has purchased from developed countries, such as Italy, and employs engineers and researchers who are experienced with different production techniques.

Our business is becoming increasingly competitive and capital intensive, and our main competition comes from local Chinese firms and importers. Our main direct competitors in China are smaller Chinese non-state-owned specialty steel producers and foreign steel producers that export their products to China.  We believe that we are one of the largest privately-owned cold-rolled precision steel makers in China, and that our products have superior quality and consistency which meet the needs of our customers. We enjoy a high reputation among our customers and will continue to leverage these strengths in expanding our product mix and services.

We estimate that our current market share in China for high precision cold-rolled thin steel products to be approximately 9.35%, based on the sales volume in 2007.

We also compete with international steel product manufacturers in the global market, such as Posco Steel. As compared to our competitors in Korea and Japan, we believe we have lower production costs and can offer more competitive pricing.

Regulation

We are subject to numerous provincial and local laws and regulations, which may be changed from time to time in response to economic or political conditions and have a significant impact upon overall operations. Changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our company.

Included among these laws and regulations are numerous central and local laws and regulations relating to the protection of the environment. These laws continue to evolve and are becoming increasingly stringent. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. The State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection in, implementation of national standards for environmental quality and discharge of pollutants for and supervision of the environmental management system of the PRC. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.  We are a holding company with no operations of our own.  We conduct our operations in China through our Chinese operating company, Henan Green.

D. Property, Plants and Equipment

Our manufacturing facilities are located on land and buildings in Zhengzhou, Henan Province, China, that it leases from Zhengzhou No. 2 Iron and Steel Company Limited, a related party.  The total land area is approximately 1,194,000 square feet.  Our facilities have a total area of approximately 264,000 square feet, of which 226,000 square feet is devoted to production facilities, 9,100 square feet is raw material warehouse space, 6,350 square feet is finished product warehouse space and 22,700 square feet is an office building.  The lease will expire on December 31, 2027.  The lessor has pledged the land and buildings to guarantee our obligations under certain of our short term bank loans.

As of December 31, 2008, our facilities contained six sets of cold-rolled steel production lines with an annual production capacity of approximately 250,000 metric tons of finished products.

We also have land use rights for additional land of approximately 300 mu (approximately 2,152,780 square feet), adjacent to our present facilities, from the Zhengzhou local government on which we have received permission to construct, and is presently constructing, additional facilities to produce chrome coated, zinc coated and tin coated products. When completed, this facility is expected to add an additional annual capacity of 250,000 metric tons of finished products.  We have pledged the land use rights for this property to the lenders of certain of our short-term bank loans to secure our obligations under these loans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated and unconsolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are one of the leading manufacturers of high-precision, cold-rolled specialty steel products in China. We utilize a variety of processes and technological methodologies to convert steel manufactured by third parties into thin steel sheets and plates and other high-end, value-added finished steel products, and generate our revenues from the sales of these products.

Our finished steel products serve as raw materials for end-products that are manufactured by our customers who operate primarily in the food and packaging, telecommunications, decoration materials and electrical appliance industries.  We source the raw materials, which are comprised primarily of steel coil, from a variety of suppliers in China and sell our products through our diversified sales network that covers various provinces and regions in China.

Our revenue increased from $45.5 million to $62.5 million to $99.0 million to $139.6 million to $196.3 million for the years from 2004 through 2008, representing a CAGR of approximately 44.1%.  We believe that these significant increases reflect our success in addressing customer needs, strategically expanding our production lines and increasing market penetration.

Our annual production capacity as of December 31, 2008 was approximately 250,000 metric tons of finished steel products and we plan to expand our overall manufacturing capacity to 500,000 metric tons within the next 12 months.  We also intend to add new production lines and higher value-adding products, such as chrome finished, zinc coated and galvanized products to improve our profit margin.  We believe that our current market share in the high-precision, cold-rolled specialty steel product segment is 9.35% according to our internal competition analysis and China Steel Industry Almanac of 2007.  We expect that the expansion of production capacity and broadening of our product mix will help the further growth of our revenue in 2009 and beyond.

Important Factors Affecting our Results of Operations

The most significant factors that affect our financial condition and results of operations are:

Factors Specific to Our Business

•
Growth in the Chinese Economy. We operate our manufacturing facilities in China and derive almost all of our revenues from sales to customers in China.  Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses.  China has experienced significant economic growth, achieving a CAGR, of 11% in gross domestic product from 1996 through 2007.  China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession.  However, China has been affected by the global economic slowdown and is experiencing a slowing of its growth rate.

•
Supply and Demand for High-End Precision Cold-Rolled Steel.  While the overall Chinese steel industry has recently experienced a period of excess supply, there is an increasing shortage of high-end thin steel sheets and galvanized steel products in China due primarily to the limited number of producers of high-end thin steel sheet in China.  We expect that the shortage of supply in this steel market will continue. In addition, due to the continuing improvement of the standard of living in China, the demand for telecommunications cable and equipment, electrical household appliances and upscale architectural materials in which our products serve as components has risen in recent years, thereby increasing the demand for the high-end steel products that we produce.

•
Recent Economic Events: Despite the recent global economic crisis and market turmoil, we have experienced continued growth, albeit at a less rapid pace.  While the first half of 2009 was challenging for virtually every industry in every geographic region, we believe we will be able to continue the growth of our operating results in 2009. The recent decline in steel prices in China has not materially affected our gross margins as we have experienced a symmetrical drop in our raw materials costs, offsetting the sales price reductions.  We also customarily carry a rolling order backlog of approximately two months.  Although some uncertainty can be expected in demand for the rest of 2009 and into 2010 due to the general slowdown in China’s economy, our customers have given no indication of a reduction in orders through the end of 2009.  If we continue to produce innovative, high quality products that meet our customers’ demands, we believe that we will continue to experience strong demand over the next 12 months.

•
PRC Economic Stimulus Plans.  The PRC government has issued a policy entitled “Central Government Policy On Stimulating Domestic Consumption To Counter The Damage Result From Export Business Of The Country.”  Under this policy, the PRC Central Government is dedicating approximately $580 billion to stimulate domestic consumption.  Companies that are either directly or indirectly related to construction, building material, electrical household appliances and telecommunication are expected to benefit. An executive order has been announced that the PRC Central Government will improve the living standard in the country’s rural areas by subsidizing the purchase of any electric household appliance for every household in the rural area. In addition, the policy indicates a strong determination to improve telecommunication in all rural areas. We expect to benefit from order growth due to this economic stimulus plan.

•
Expansion of our production capacity and product mix.  We anticipate that our future results will be further supported by the expected sales of our new product lines, which include zinc coated steel sheets and chrome coated steel sheets.  In August 2008, we accelerated our expansion plan by installing a new processing line producing chrome coated steel products, which are higher-end, value-added products with a higher selling price and higher profit margin.  We completed pilot production of the chrome coated steel products, and commenced mass production in January 2009.  We also plan to introduce tin coated steel products in the near future, while gradually increasing our annual fabricating capacity to 500,000 metric tons within the next 12 months.

Factors Specific to Our Industry

•
Cyclicality. The steel industry is highly cyclical and significantly affected by general economic conditions and other factors, such as worldwide production capacity, fluctuations in imports and exports, fluctuations in metal purchase prices and tariffs. Recently, the global steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by slower global economic growth and the increase in Chinese production and consumption. This trend, combined with the upward pressure on costs of key inputs, comprising mainly metals, energy and transportation and logistics costs, presents increasing uncertainty and challenge for steel producers on a worldwide basis. However, processed steel demand and prices for the precision steel products, like those we manufacture, are driven by and sensitive to other factors, such as product differentiation, customer service and cost reductions through improved efficiencies and economies of scale, so we are comparatively less affected by cyclicality than other companies within our industry.

•
Raw Materials Prices. The market for our principal raw material, cold-rolled steel, is price sensitive.  In recent months, because of the general slowdown in economic activity experienced in China and the rest of the world, prices for this material have declined. Consequently, our cost of sales has also declined and we have passed the savings onto our customers. While we frequently prepay suppliers for our raw materials in order to ensure an ample supply of raw materials, pricing of our orders is not established until the order and physical delivery are confirmed, at which time the price is confirmed at the then-current market price.  We account for inventory at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods.  Because of the relatively short periods during which inventory is kept on hand, we believe that differences between cost and market are not significant.  Other than cold-rolled steel, no other raw materials are significantly used in our manufacturing processes.

•
Steel prices. Unprecedented demand for steel in China has played a major role in the movement of international steel prices.  The price of steel rose on a global basis from 2004 to June 2008, after which time the price of steel has declined by approximately 30%.  The cost of the cold rolled steel, which accounts for most of our costs of sales, and its market price are correlative to the general steel pricing trend.  However, cost savings that result from reduced steel prices are generally passed onto customers.  For this reason, our revenue and cost of sales are directly related to the market price of, as well as the demand and supply in, the steel.

•
Product mix and effect on gross margin.   Our gross margin is primarily affected by our product mix. For years ended December 31, 2008, 2007 and 2006, our gross margins were 27.4%, 28.0% and 26.6%, respectively.  Fluctuations in our gross margin were primarily driven by changes in our product mix. Our high-end and high value-added products generally have a higher profit margin.  Our production costs are generally higher in early phases of production introduction due to higher start-up costs and low production yield rate.  Over time we typically improve our manufacturing efficiency.  Furthermore, while the gross profit in dollar value remains constantly a higher level of sales revenue and cost of sales will lead to lower level of gross profit margin.

•
Inventory Revaluation.  Inventory revaluation arises from a de-valuation of our inventory and results in (1) a write-down of the inventory as inventory is valued at lower of actual cost or market value; and (2) a charge to net income as a result of the write-down. Under our procurement policy, we do not carry material amounts of raw material inventory without confirmed purchase orders with a predetermined sales price and delivery schedule.  Thus, we were not negatively affected by the inventory revaluation as a result of the steel price decline in 2008.

•
Consolidation in the Steel Industry.  There has been significant consolidation in the global steel industry and consolidation is also taking place in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top several producers in China to account for the majority of national production.  Cross border consolidation has also occurred with the aim of achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products. Notwithstanding the general trend towards consolidation in the industry, China’s specialty steel sector in which the Company operates is dominated by privately-owned enterprises and is still highly fragmented.  This presents an opportunity for companies like Henan Green to grow rapidly both through internal expansion and acquisitions to develop into an industry leader.

Minority Interest

Henan Green was acquired by Golden Green on October 21, 2008 and the acquisition was accounted for as a reorganization under common control with the purchase of a minority interest. For the reporting purposes, a control group comprised of our Chairman and CEO, Mr. Lu and his two direct relatives (Mr. Lu’s son, Yi Lu and Mr. Lu’s brother, Baiwang Lu) held 55.02% of the shares of Henan Green on the date of acquisition.  Upon the acquisition, we were wholly owned by Oasis Green Investments Limited, whose sole shareholder is Ms. Yuying Lu, the daughter of Mr. Lu.  Therefore, under U.S. GAAP reporting rules the control group’s 55.02% interest of Henan Green that was acquired constitutes an exchange of equity interests between entities under common control, and the remaining 44.98% interest of Henan Green was accounted for as a minority interest prior to the date of acquisition.

Gross Profit and Gross Margin

For the years ended December 31, 2008, 2007 and 2006, our gross margin was 27.4%, 28.0% and 26.6%, respectively.  Our direct costs of manufacturing are generally high when we first introduce a new product due to higher start-up costs and higher raw material consumption rate. As production volumes increase, we typically improve our manufacturing efficiency and are able to strengthen our purchasing power by buying raw materials in greater quantities.

Changes in our gross margin are primarily driven by changes in our product mix and other strategic operating decisions. Our high-end, value-added products generally tend to have higher profit margin and we have moved to emphasize these products in our mix.  Further, general economic conditions and our response to them, cost of raw materials as well as supply and demand of steel finishing fabrication products within our markets influence sales prices.

To gain market penetration, we price our products at levels that we believe are competitive compared to imported products. Through our continuous efforts to improve manufacturing efficiency and reduce production costs, we believe that we are able to offer products of comparable quality to our Chinese state-owned competitors and international competitors at more competitive prices. Our sales prices are influenced by general economic conditions, cost of raw materials as well as supply and demand of steel finishing fabrication products within our markets.  Our high-end, value-added products generally tend to have higher profit margin.

Taxation

BVI.  Golden Green was incorporated in the BVI.  Under the current law of the BVI, we are not subject to income or capital gains tax.  In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong. We did not have any assessable profits subject to the Hong Kong profits tax from 2006 to 2008.  We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

PRC.  According to the new Enterprise Income Tax Law, or EIT Law, which has been effective since January 1, 2008, dividend distributions paid out of earnings from our PRC subsidiary are subject to a withholding tax at 20%.  This new dividend withholding tax, however, will only be levied on our PRC subsidiary in respect of profits earned in 2008 onwards.  Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax.  On November 28, 2007, the State Council of China passed the Implementing Rules for the EIT Law, or Implementing Rules, which took effect on January 1, 2008. The Implementing Rules reduced the withholding tax rate to 10%.  Moreover, in accordance with the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary will be subject to a withholding tax at a rate of 5%.

The EIT Law and the Implementing Rules also imposes a unified EIT of 25% on both foreign invested enterprises and domestic enterprises, effective January 1, 2008.  As a result, our PRC subsidiary, Henan Green, was subject to the EIT rates of 33% from 2006 to 2007 and 25% in 2008.

Critical Accounting Policies

1.	Basis of consolidation

The consolidated financial statements include the accounts of Golden Green and all entities in which a direct or indirect controlling interest exists. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or US GAAP.  The preparation of the consolidated financial statements in accordance with US GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported  amounts of revenues and expenses during the year.  Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

Net income is reduced by the portion attributable to minority interests. The minority interests are disclosed separately in the consolidated statements of income and in the consolidated balance sheets. Minority interests consist of the amount of those interests at the date the controlling interest was established and the minority’s share of changes in equity since that date.

2.	Foreign currency translation

Assets and liabilities of foreign operations are translated at the rate of exchange in effect on the balance  sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2008 and 2007 of Renminbi to one US dollar were 6.8225 and 7.2946 respectively; average rates for the year-end December 31, 2008 and 2007 were 6.9351 and 7.5973 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholders’ equity section of the balance sheet, net of the amount attributable to the minority interest. As of December 31, 2008 and 2007, the accumulated foreign currency translation gain was $2,403,547 and $1,057,886 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

3.	Cash

Cash represents cash in bank and cash on hand.  We consider all highly liquid investments with original maturities of three months or less to be cash.  We maintain bank accounts in the PRC.

4.	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts.  The allowance for doubtful accounts is our management’s best estimate of the amount of probable credit losses in our existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.  We have historically been able to collect virtually all of our receivable balances.  Accordingly, we have reserved only a 2% allowance for doubtful accounts.

Outstanding account balances are reviewed individually for collectability.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  We do not have any off-balance-sheet credit exposure to its customers.

5.	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel.  Cost is determined using the weighted average cost method.  In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads.

6.	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation.  Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed. Government subsidies received reduce the cost of construction.

The estimated useful lives of the assets are as follows:

Type of Asset	Years

Land use right	50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

7.	Land use right

Land use right is recorded at cost less accumulated amortization. Under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets", land use right classified as definite lived intangible assets and are amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 50 years.

8.	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

9.	Revenue recognition

We generate revenue primarily from sales of steel mill cold rolled specialty steel products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectability is reasonably assured.

In the PRC, value added tax (VAT) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not our revenue; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

10.	Income taxes

We account for income taxes under Financial Accounting Standards Board (FASB) No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

Management has elected to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in accordance with FASB Staff Position No. 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Companies.  We will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5 Accounting for Contingencies. Under that Statement, if it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. As of December 31, 2008 and 2007, there were no amounts that had been accrued with respect to uncertain tax positions.

11.	Comprehensive income

We have adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income".  This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation.

12.	Fair value accounting

Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or a liability.  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2") Effective Date of FASB Statement No. 157, which amended SFAS 157 to defer the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks.  In accordance with FSP 157-2, we will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009.  The application of SFAS 157 in situations where that market for a financial asset is not active was clarified by the issuance of Financial Accounting Standards Board Staff Position 157-3. Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active ("FSP 157-3") in October 2008. FSP 157-3 became effective immediately and did not significantly impact the methods by which we determine the fair values of our financial assets.

13.	Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability.  We record accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability.  Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter.  As management has not become aware of any product liability claims arising from any incident over the year, we have not recognized a liability for product liability claims.

14.	Segment information

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information" establishes standards for reporting information on operating segments in interim and annual financial statements.  We have only one segment and all of our operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products.  Accordingly, no geographic information is presented.

Recently Issued Accounting Standards

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 142-3 ("FSP 142-3") "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Group does not expect FSP 142-3 to have a material impact on our financial statements.

In May 2008, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 162 ("FAS 162"), “The Hierarchy of Generally Accepted Accounting Principles”. Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the Financial Accounting Standards Board. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." FAS 162 will not impact the Group’s financial statements.

In December 2008, the Financial Accounting Standards Board (FASB) issued Financial Staff Position  No. 132(R)-1 ("FSP No. 132(R)-1"), "Employers’ Disclosures about Postretirement Benefit Plan Assets,” FSP No. 132(R)-1 amends the Financial Accounting Standards Board (FASB) No. 132 to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required focus on disclosures of fair value by category of plan assets. This Financial Staff Position is effective for fiscal years ending after December 15, 2009.  We do not expect a material impact on our financial statements when these additional provisions are adopted.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue. The statement of income data for the years ended December 31, 2008 and 2007 has been derived from the audited consolidated financial statements of Golden Green and the statement of income data for the year ended December 31, 2006 has been derived from the audited financial statements of Henan Green.

	For the years ended December 31, (All amounts in thousands of U.S. dollars, except for the percentages)
	2008 (Consolidated, audited)		2007 (Consolidated, audited)		2006 (Henan Green, audited)
	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue

Revenue	196,265	100.0	139,649	100.0	99,017	100.0
Raw material	(131,805)	-67.2	(92,888)	-66.5	(69,861)	-70.6
Labor	(1,665)	-0.8	(1,407)	-1.0	(1,009)	-1.0
Cost of production	(8,938)	-4.6	(6,282)	-4.5	(1,784)	-1.8
Total cost of revenue	(142,408)	-72.6	(100,577)	-72.0	(72,654)	-73.4
Gross profit	53,857	27.4	39,072	28.0	26,363	26.6
General and administrative expenses	(3,432)	-1.7	(2,767)	-2.0	(1,999)	-2.0
Selling and marketing expenses	(831)	-0.4	(534)	-0.4	(471)	-0.5
Operating income	49,594	25.3	35,771	25.6	23,893	24.1
Other income and (expense)
Interest income	1,395	0.7	1,432	1.0	1,068	1.1
Interest expenses	(3,769)	-1.9	(2,147)	-1.5	(1,312)	-1.3
Sundry income	156	0.1	16	0.0	-
Income before income taxes	47,375	24.1	35,072	25.1	23,649	23.9
Income tax expense	(11,870)	-6.0	(11,422)	-8.2	(7,770)	-7.8
Net income before Minority interests	35,506	18.1	23,650	16.9	15,879	16.0
Minority interests	(13,921)	-7.2	(10,638)	-7.6	N/A	N/A
Net Income	21,585	11.0	13,012	9.3	15,879	16.0

Comparison of Fiscal Years Ended December 31, 2008 and 2007

Revenue. Our revenue increased $56.6 million, or 40.5% to $196.3 million in 2008 from $139.6 million in 2007.  The increase was attributable to the growing demand for our specialty steel products purchased primarily by customers in the telecommunications sectors as these end markets have continued to generate considerable demand.  In addition, we expanded our production capacity with an addition of approximately 50,000 tons in the second half of 2008, which allowed us to satisfy the increasing demand for our products.

Cost of Revenue. Our cost of revenue increased approximately $41.8 million, or 41.6% to approximately $142.4 million in 2008 from approximately $100.6 million in 2007.  The increases were primarily due to (i) costs associated with the overall increase in the volume of products sold including raw materials, labor, energy and other costs, which we believe were in line with our increased sales and (ii) other factors such as additional depreciation resulting from newly acquired equipment and direct labor input which contributed to the increased level of manufacturing overhead.

Gross Profit.  Our gross profit increased approximately $14.8 million to approximately $53.9 million in 2008 from approximately $39.1 million in 2007.  Gross profit as a percentage of revenue (gross margin) was 27.4% in 2008, as compared to 28.0% in 2007.  The decrease in overall gross profit margin was primarily a result of increased energy and other direct material costs during this period.

General and Administrative Expenses.  Our general and administrative expenses increased by  approximately $0.7 million to approximately $3.4 million in 2008 from $2.8 million in 2007.  As a percentage of revenue, general and administrative expenses were 1.7% of revenue in 2008 as compared to 2.0% in 2007.  The dollar increase was mainly attributable to the addition of employees and related salary, benefits and other labor costs as our scale of operations expanded and revenues increased.

Selling Expenses.  Our selling expenses increased approximately $0.3 million, or 55.5% to approximately $0.8 million in 2008 from $0.5 million in 2007. As a percentage of revenue, our selling expenses were consistent at 0.4% in 2008 and 2007, respectively.  Such dollar increase reflected the increased salary, benefits, travel, and other costs related to selling activities in 2008, which corresponded with our growth in sales and operations.

Interest Income and Interest Expenses.   Our interest income, decreased slightly by $36,898 or 2.6% from $1,432,019 in 2007 to $1,395,121 in 2008.  Our interest expense increased approximately $1.6 million, or 75.5% to $3.8 million in 2008 from interest expense of $2.1 million in 2007.  The overall increase in net interest expenses was attributable to our increased borrowing from local Chinese banks.

Provision for Income Taxes.  We incurred income tax expense of $11.9 million and $11.4 million in 2008 and 2007, respectively.  The effective EIT rates were 25% and 33% respectively in the two aforesaid years.

Net Income.   Our net income, after accounting for minority interests of $13.9 million and $10.6 million in 2008 and 2007, respectively, increased approximately $8.6 million, or 65.9% to $21.6 million in 2008 from approximately $13.0 million in 2007.

Comparison of Fiscal Years Ended December 31, 2007 and 2006

Revenue. Our revenue increased $40.6 million, or 41.0% to $139.6 million in 2007 from $99.0 million in 2006.  Approximately 71% of this increase was attributable to the growth in sales volume during the periods. The increase was largely attributable to the growing demand for the specialty steel products used in the telecommunications sectors as these end markets have continued to exhibit strong growth. The increase was also helped by the higher product prices for specialty steel products.

Cost of Revenue.  Our cost of revenue increased approximately $27.9 million, or 38.4% to approximately $100.6 million in 2007 from approximately $72.7 million in 2006.  The increase in cost of revenue resulted primarily from costs associated with the overall increase in the volume of products sold, which resulted in increases in raw materials, labor and other costs; and (ii) higher material costs due to higher steel prices.

Gross Profit.   Our gross profit increased approximately $12.7 million to approximately $39.1 million in 2007 from approximately $26.4 million in 2006.  Gross profit as a percentage of revenue (gross margin) was 28.0% in 2007, as compared to 26.6% in 2006, which was primarily due to the fact that we benefited from a transition of our product mix from rolled carbon steel to high margin coated products.

General and Administrative Expenses.  Our general and administrative expenses increased $0.8 million to $2.8 million in 2007 from $2.0 million in 2006. As a percentage of revenue, general and administrative expenses at 2.0% of revenue in 2007 were unchanged from 2.0% in 2006. The dollar increase was mainly attributable to the increase in indirect labor and utility cost to support the overall increased production activity.  In addition, the depreciation expenses increased from the added equipment and land use rights.

Selling Expenses.  Our selling expenses increased $63,762 to $534,468 in 2007 from $470,706 in 2006.  As a percentage of revenue, selling expenses were 0.4% in 2007 and 0.5% in 2006.  Such dollar amount increase reflected the increased salary, benefits, travel, and other related costs in 2007, which corresponded with our growth in sales and operations.

Interest Income and Interest Expense.  Our interest income increased $379,739 to $1,448,184 in 2007 from $1,068,446 in 2006.  Our interest expenses were incurred as a result of our notes payable and short term bank borrowing.  Interest expense increased $835,195 or 63.5% from interest expense of $1,312,256 in 2006 to $2,147,451 in 2007.  The general interest level in China was higher compared to that of 2006, and we had higher average balance in short-term loans during 2007 as a result of the growth in our operations.

Provision for Income Taxes. We incurred income tax expense of $11.4 million and $7.8 million in 2007 and 2006, respectively.  Our effective EIT rates for the two aforesaid years were both 33%.

Net Income. Our net income before minority interests increased approximately $7.8 million, or 49.0% from $15.8 million in 2006 to $23.7 million in 2007, as a result of the factors described above.  There was a minority interest of $10.6 million in 2007 as a result of Golden Green’s acquisition of Henan Green on October 21, 2008.  For reporting purposes a 44.98% interest of Henan Green was accounted for as the minority interest prior to the date of acquisition, or during the period from January 1, 2007 to October 20, 2008 in our consolidated income statement.

B. Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Years Ended December 31,
	2008	2007	2006
	(Consolidated, audited)	(Consolidated, audited)	(Henan Green, audited)
Net cash provided by operating activities	50,467	21,506	17,404
Net cash provided by (used in) investing activities	13,068	(1,145)	5,968
Net cash (used in) financing activities	(22,690)	(22,300)	(23,443)
Net cash inflow(outflow)	40,846	(1,940)	(70)

* The above financial data have been derived from the audited consolidated financial statements of Golden Green for the years ended December 31, 2008 and 2007, as well as the audited financial statements of Henan Green for the year ended December 31, 2006.

Operating Activities

Net cash provided by operating activities for 2008 was $50.5 million, increased 135% from $21.5 million for 2007.  The increase was mainly due to (1) the increased operating income as a result of the business expansion; (2) lower raw materials and finished goods inventory level as of December 31, 2008 due to the better management of inventory; (3) an increase in cash collection from customers, partially offset by increased accounts payable; (4) increased overall cash advance received from customers after deducting the prepayment made to suppliers for raw material procurement; and (5) the increased income tax payment resulting from the higher net income base for calculating the tax liability.

Net cash provided by operating activities for 2007 was $21.5 million, an increase by 23.6% from $17.4 million for 2006.  The increase was mainly due to (1) the increased operating income as a result of the business expansion; and (2) a lower level of work in process and finished goods inventory build-up as the business expanded, offset partially by amount paid to suppliers.

We strategically manage our cash resources as a means to optimize our available cash flows in the following manner:

•
We have not experienced any deterioration in the collection of our receivables and we are unaware of any trends that pose collections problems.  We intend to extend credit to certain customers prospectively as part of our growth strategy but will apply stringent and prudent criteria for determining qualification for such credit, including securing us with underlying assets and required cash minimums.

•	We manage the year-end accounts payable and accrued liabilities to improve cashflow.

•
Our operating cashflow can also be affected by timing of prepayments made to suppliers for raw materials procurement and the corresponding receipt of advances from customers.  There is no material effect on cashflow as a result of this practice over time but interim and annual period-end balances can be distributed unevenly.  On a rolling twelve-month basis, our prepayments and inventory growth are expected to be consistent with our backlog of customer orders and sales growth.

Investing Activities

Cash used in investing activities mainly consists of capital expenditures, shareholders' borrowings, and increases in restricted cash.

Net cash provided by investing activities in 2008 was $13.1 million as compared to net cash used in investing activities of $1.1 million in 2007.  The change resulted from increased cash collected from our shareholders, offset by a larger amount in capital expenditure.

Net cash used in investing activities in 2007 was $1.1 million as compared to net cash provided by investing activities of $6.0 million in 2006.

We paid $6.6 million in 2008, $2.3 million in 2007 and $4.1 million 2006 to acquire capital equipment.  In 2007 and 2006, our major shareholders borrowed $7.2 million and $11.2 million from us, respectively. We received $25.1 million when our former shareholders repaid their borrowings in 2008. Restricted cash had an increase of $5.5 million in 2008, a decrease of $8.3 million in 2007, and a decrease of $21.2 million in 2006.

Financing Activities

Cash used in financing activities mainly consists of dividends paid, distributions to shareholders, repayment of bank loans, withdrawal and repayment of borrowings from related parties.

Net cash used in financing activities was $22.7 million in 2008, $22.3 million in 2007 and $23.4 million in 2006.

We paid dividends of $42.3 million in 2008, $16.1 million in 2007 and $7.4 million in 2006.  We repaid short-term loans of $26.7 million in 2008, $5.9 million in 2007 and $4.4 million in 2006, while incurred new short-term borrowings of $40.0 million in 2008, $15.1 million in 2007 and 10.6 million in 2006.  We increased our notes receivable financing by $6.4 million in 2008, and we reduced our notes receivable financing by $15 million in 2007 and by $22 million in 2006.

Capital Expenditure

We believe that our future capital expenditures will be incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our facilities, (ii) leasehold improvements, (iii) investment in equipment, technology and operating systems, and (iv) capitalized interest.  Our planned capital expenditures for 2009 and 2010 are for expansion of our manufacturing capacity from 250,000 metric tons to 500,000 metric tons by adding cold-rolled thin steel and a new zinc coated steel sheet production lines.  The expansion will take place in two phases, with the first phase projected to cost approximately $36 million and the second phase costing approximately $22 million.  We expect to finance the capital expenditure by using cash on hand, internal cash flow to be generated, short-term bank borrowings as well as fund-raising from the capital market.

Loan Facilities

We believe that we currently maintain a good business relationship with many banks. As of December 31, 2008, our outstanding bank loans were as follows:

(All Amounts in U.S. Dollars)

Commercial Bank of Zhengzhou	$7,328,691
Shanghai Pu Dong Development Bank	5,862,953
China Development Bank	4,397,216
China Merchants Bank	4,397,216
China Citic Bank	3,664,345
Guangdong Development Bank	2,198,607
Minsheng Bank of China Branch in Zhengzhou	1,465,739
Zhengzhou City Rural Credit Cooperative	806,156
Zhengzhou City Urban Credit Cooperative	556,980
Total	$30,677,903

We believe that our currently available working capital, including anticipated cash flow from operations and available credit facilities referred to above are adequate to finance our operations at current levels through at least the next twelve months. In this regard, we are not experiencing any obstacles to acquisition and rollover of our short term credit facilities that fund our daily operations.  We anticipate rollovers of all current facilities coming due in the 2009 operating year and do not foresee a squeeze on the availability of credit to fund our operations and meet our growth objectives.

C. Research and Development, Patents and Licenses, Etc.

We believe that the development of new products and new technology is critical to our success.  We are continuously working to improve the quality, efficiency and cost-effectiveness of our existing products and develop technology to expand the range of specifications of our products.

We have a strong research and development team that has 20 employees devoted to research and development, all of whom have at least a bachelor’s degree.  Our research and development staff has developed several production techniques that it believes improved its product quality and reduced its production costs.

In 2008, 2007 and 2006, our research and development expenses amounted to about $3.2 million, $4.0 million and $2.7 million, respectively.  These expenses were mainly composed of staff costs, equipment purchases and other research and development-related expenses.

Intellectual Property Rights

All of our products are sold with the trademark of , which is widely accepted by our customers. In addition, we have registered the www.henangr.com and www.hngerui.com.cn domain names.

All our employees, including key employees and engineers, have signed our standard form of labor contracts, pursuant to which they are obligated to hold in confidence any of our trade secrets, know-how or other confidential information and not to compete with us, both during the employment term and within five years after the termination of employment.  Where appropriate for our business strategy, we will continue to take steps to protect our intellectual property rights.

D. Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements.  We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2008.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Obligations	$593,439	$23,200	$49,124	$53,383	$467,732

G. Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position

Mingwang Lu	56	Chairman of the Board and Chief Executive Officer
Liyong Qu	36	Chief Accounting Officer and Interim Chief Financial Officer
Yi Lu	33	General Manager and Director
Qihong Zhang	41	Director of Finance
Ping Li	36	Deputy General Manager
Zheyu Chen	54	Deputy General Manager & Chief of Engineering Research Center
Yingxin Fan	32	Director of Sales and Marketing
Harry Edelson	75	Director
J.P. Huang	48	Director
Kwok Keung Wong	59	Director
Yunlong Wang	46	Director
Maotong Xu	69	Director

Mingwang Lu has served as Henan Green’s general manager since 2000 and became our chairman of the board and chief executive officer on March 17, 2009. He was previously senior economist and engineer of Henan Green. Mr. Lu has been in the steel industry since 1985, with expertise in managing and marketing cold-rolled steel construction, technologies, production and marketing. Mr. Lu was elected as a member of the 9th, 10th and 11th National People Congress in Henan Province. He has been awarded numerous honors including the “Wuyi Labor Medal,” “Excellent Director/Manager in Henan Province,” “National Excellent Township Entrepreneur,” “Expert in Steel Industry of Henan Province.”

Liyong Qu has served as Henan Green’s deputy general manager in charge of its finance and accounting departments since December 2007.  Prior to this, he served as an accountant in Henan Green’s finance ministry from July 1995 to December 2000 and as the director of the finance ministry from December 2000 to December 2007.  Mr. Qu became our Interim Chief Financial Officer on July 10, 2009. Mr. Qu graduated from Henan College of Finance and Economics.

Yi Lu has served as the deputy general manager of Henan Green since May 2008 and became our director on March 17, 2009.  From July 2003 to May 2008, he served as general manager of Henan Green. While with Henan Green, Mr. Lu has helped develop 5 series as well as over 20 types of high precision strip steel products. Prior to joining Henan Green, Mr. Lu served as the recording department director of Zhengzhou Television Station. He has been honored as one of the sixth top ten excellent youth of Xinzheng in Jun. 2005, and elected into the second Union of Youth Committee in Apr. 2006. Mr. Lu graduated from Northwest College in business administration.

Qihong Zhang served as a civil servant from 1986 to 1982. She joined Zhengzhou No. 2 Steel and Iron Company Limited from 1992-2000 in charge of the Accounts Department. She worked as accounting supervisor of Henan Green since 2000 and promoted to Finance Director in 2007. She holds a degree in Finance Accounting and graduated from Zhengzhou Institute of Finance, Commerce and Accounting in 1995.

Ping Li has served as general manager and minister of the production department of Henan Green since April 2007. From April 2004 to April 2007, he served as the assistant of the Henan Green general manager and minister of production department. From 2001 to April 2004, Mr. Li served as chief of the production division of the cold-rolled steel subsidiary of Zhengzhou No. 2 Steel. Prior to this, he worked as the technician in Delong Steel Company in Jiaxing, Zhejiang, mainly engaged in management of technics and production process. Mr. Li graduated from Chong High Steel College.

Zheyu Chen has served as assistant to the chief of the Henan Special Steel Complex Material Engineering Research Center since December 2000. From July 1998 to December 2000, he served as the deputy general manager of Henan Green. From July 1972 to July 1998, he had worked in Luoyang Steel Group as chief in the mechanism and repairing workshop, director in the power service department, party general secretary in the oxygen subplant, and director in its second smelting subsidiary. He began his career in 1970 as a fitter in Lizishan Iron Mechanism and Repairing Factory in Heilongjiang Province. Mr. Chan graduated from Beijing Economic Correspondence College and Henan Economic College.

Yingxin Fan joined Henan Green in April 1998 upon graduation from college.  Mr. Fan has extensive exposure to operational and sales activities within the company and is instrumental in boosting the Company’s sales performance.  He joined the Company as sales representative, responsible for promoting company products and cultivating new customers.  From 2002 to 2005, he was Deputy Director of Sales and Marketing, responsible for assisting in the execution of Company sales policies and plans and ensuring achievement of sales targets by sales representative under his supervision.  He was promoted to his current position of Director of Sales and Marketing in 2006.  Mr. Fan’s duties include developing strategic marketing plans, customer relations management and supervising sales and marketing staff of approximately 30.  He holds a Bachelor’s degree from Henan University of Technology.

Harry Edelson served as COAC’s chairman of the board and chief executive officer since its inception and became our director on March 17, 2009.  Since August 1984, he has been the managing partner of Edelson Technology Partners, which manages a series of five venture capital technology funds (the “Edelson Funds”) for ten multinational corporations (AT&T, Viacom, Ford Motor, Cincinnati Bell, Colgate Palmolive, Reed Elsevier, Imation, Asea Brown Boveri and UPS) and two large pension funds. Mr. Edelson previously worked for Merrill Lynch, Drexel Burnham Lambert and CS First Boston and was ranked by Institutional Investor Magazine as an All Star analyst. Mr. Edelson is a former president of the Analyst Club, the oldest club on Wall Street, founded in 1925, and is President and a founding member of the China Investment Group LLC, an organization formed to provide a forum for update and exchange of its members’ knowledge of China. He has been a member of the Juilliard Council since 2001. The Julliard is one of the world’s leading schools in the fields of music, dance and acting. Mr. Edelson was honored in the Knesset by receiving the Israel 50th Anniversary Award from the Prime Minister of Israel. Mr. Edelson is a member of the Asia Society and the China Cultural Foundation. He is also an advisor to the China Cultural Foundation. He has given numerous speeches in Hong Kong, China and the United States on investing in China. Mr. Edelson received a B.S. from Brooklyn College and an MBA from New York University Graduate School of Business.

Dr. J.P. Huang has been Founder, Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc. since 1988.  Dr. Huang became our director on March 17, 2009.  Under Dr. Huang’s advisory guidance, Jpigroup has become one of China's major private investment and development companies that has invested and advised in the areas of manufacturing, human capital development, technologies and financial services. From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during this time, he was very active and instrumental in helping formulating some of China's first open door strategies and reform plans, especially in the area of international investment and trade. Dr. Huang holds a Ph.D. in economics from University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance. Dr. Huang acted as a consultant to COAC in connection with our merger with COAC.

Kwok Keung Wong has been our director since March 17, 2009.  Mr. Wong has in-depth and practical business working experience in dealing with Chinese companies and the Chinese government and assisting foreign investors in doing investments in China for more than twenty years. Since 2000, he has been the Senior Consultant of Thundercap Investments Consultant Limited, a consulting company that advises Chinese clients regarding the raising of funds through Sino-foreign joint ventures, private investment and overseas initial public offerings. Since 1986, Mr. Wong has been a private consultant providing services in the areas of marketing, manufacturing, production, financing and management to more than twenty Chinese enterprises. From 2000 to 2007, he provided consultation services and successfully assisted three Chinese companies in completing initial public offerings in Singapore.

Yunlong Wang has been the Head and Chief Engineer of Biotech Research Center of Henan Province in China since 2000 and our director since March 17, 2009.  Professor Wang is one of the leading scholars and experts in human cell research and has published over twenty one theses in that and related fields. He has been admitted and recognized as a member Specialist in Bio-engineering by the State Council of China.  He also served as a Professor at the Henan Vocational Institute since 2005.

Maotong Xu has been the secretary of the board of directors of Henan Green since 2000 and our director since March 17, 2009.  Prior to joining Henan Green, Mr. Xu had served with Henan Luoyang Steel Group from 1966 to 1997 as technician, engineer, vice general engineer and vice factory director. Mr. Xu received a Bachelor's degree from Beijing Steel College.

In connection with the business combination with COAC, the then shareholders of Golden Green and Mr. Edelson entered into a voting agreement with Golden Green, pursuant to which, each of the shareholders of Golden Green and Mr. Edelson agreed to vote their Golden Green ordinary shares in favor of the election of Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu, Yunlong Wang, Harry Edelson, and J.P. Huang as directors of Golden Green in specified classes in all elections through the annual meeting of Golden Green that will be held in 2011.

The address of our directors and executive officers is c/o Henan Green Complex Materials Co., Ltd., No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, Henan Province, China, 451191.  No family relationship exists between any of our directors and executive officers, except that Mr. Yi Lu is the son of our Chairman and CEO, Mingwang Lu.

B. Compensation

Compensation

The following sets forth summary information concerning the compensation paid by us to our executive officers and directors during the last fiscal year.  These amounts include compensation paid to any of them who officers of our subsidiary companies prior to the merger.

Annual Compensation
Year Ended December 31, 2008

Name	Position	Salary ($)	Cash Bonus ($)
Mingwang Lu	Chairman of the Board and Chief Executive Officer	$18,677	0
Liyong Qu	Chief Accounting Officer	8,579	0
Yi Lu	General Manager and Director	10,115	0
Qihong Zhang	Director of Finance	8,500	0
Ping Li	Deputy General Manager	8,567	0
Zheyu Chen	Deputy General Manager	10,121	0
Yingxin Fan	Director of Sales and Marketing	7,950	0
Yunlong Wang	Director	0	0
Harry Edelson	Director	0	0

Employment Agreements

As requested by local Chinese labor law, our indirect subsidiary Henan Green has entered into employment agreements with each of our executive officers, which have substantially similar terms.  Under these agreements, each of our executive officers is employed for a specified time period, but Henan Green may terminate his or her employment for cause, at any time, without notice or remuneration, for certain acts, including but not limited to, his or her conviction of crimes, his or her breach of material corporate policy and his or her failure to perform his or her duties to our material detriment.  Furthermore, either we or an executive officer may terminate his or her employment at any time without cause upon advance written notice to the other party.  If we terminate an executive officer’s employment without cause, we will pay the executive officer severance pay in accordance with applicable law. We do not have other arrangements with any executive officers for special termination benefits.

Each executive officer has agreed to hold, both during the employment term and after employment terminates, in confidence any of our trade secrets, know-how or financial, trading or other confidential information.  In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement and is prohibited from providing services to our competitors or operating businesses that compete against us for a period of five years following termination or expiration of his or her employment agreement.

C. Board Practices

Terms of Directors and Executive Officers

Our board consists of seven members, who were elected as our directors in connection with the business combination with COAC on March 17, 2009.  Our board is a classified board consisting of three classes of directors.  The Class I directors shall be elected for a three year term of office, the Class II directors shall be elected for a two year term of office and the Class III directors shall be elected for a one year term of office.  The current board members are classified as follows:

•	in the class to stand for reelection in 2010: Maotong Xu and J.P. Huang;

•	in the class to stand for reelection in 2011: Kwok Keung Wong and Harry Edelson; and

•	in the class to stand for reelection in 2012: Mingwang Lu, Yi Lu and Yunlong Wang.

At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A plurality of votes cast shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.

Our executive officers are appointed by our board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Independence of Directors

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  Rule 5605(a)(2) of Listing Rules of The Nasdaq Stock Market, Inc., or the Nasdaq Listing Rules, defines an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that, Yunlong Wang, Maotong Xu, Kwok Keung Wong and J.P. Huang are our independent directors.

Board Committees

Our board has established an audit committee, a nominating committee and a compensation committee.  Each committee is comprised solely of independent directors within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules, and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Exchange Act.

Audit Committee

Our audit committee consists of Messrs. Maotong Xu, Kwok Keung Wong and J.P. Huang, with Maotong Xu serving as chairman.  Our board has also determined that J.P. Huang possesses the accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules and that he is an “audit committee financial expert” as defined by the rules and regulations of the SEC.

The audit committee is mainly responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management the Company’s compliance with applicable laws and regulations;

•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•
establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting internal accounting controls or reports which raise material issues regarding the Company’s financial statements or accounting policies.

Compensation Committee

Our compensation committee consists of Messrs. Maotong Xu, Kwok Keung Wong and J.P. Huang, with Maotong Xu serving as chairman.  Our compensation committee reviews and approves compensation paid to our officers and directors and to administer our incentive compensation plans, should any such plans be adopted in the future, including authority to make and modify awards under such plans.

The Compensation Committee is mainly responsible for, among other things:

•	approving and overseeing the compensation for our executive officers;

•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and reviewing and making recommendations to the board regarding succession plans for the chief executive officer and other senior officers.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Maotong Xu, Kwok Keung Wong and J.P. Huang, with Maotong Xu serving as chairman.  The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The corporate governance and nominating committee is mainly responsible for, among other things:

•	selecting or recommending to the board the nominees for election as directors or for appointment to fill any vacancy;
•	selecting or recommending to the board the directors to be appointed to each committee of the board;

•	Overseeing the board in the board’s annual review of its performance and will make appropriate recommendations to improve performance; and

•	performing any other duties or responsibilities expressly delegated to the committee by the board from time to time relating to the nomination of board and committee members.

D. Employees

We had 588, 560 and 552 employees as of December 31, 2008, 2007 and 2006, respectively.  The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2008:

	As of December 31, 2008
Category	Employees	Percentage
Production	503	86%
Sales	32	5%
Management and Administration	31	5%
Research & Development	22	4%
Total	588	100%

Approximately 20% of our employees hold at least a bachelor's degree.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by applicable Chinese law, through Henan Green, we have entered into employment contracts with all of our officers, managers and employees.  It is required by Chinese law to make several mandatory contributions for our employees, including social pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance.  As of the date of this report, we are in compliance with the applicable PRC employee law and regulations and have made the contributions required by the applicable laws.

E. Share Ownership

The following table sets forth information, as of July 9, 2009, with respect to the beneficial ownership of our ordinary shares by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of Golden Green Enterprises Limited, No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, Henan Province, China, 451191.

Name & Address of Beneficial Owner	Office, if Any	Title of Class	Amount & Nature of Beneficial Ownership (1)	Percent of Class (2)
Officers and Directors
Mingwang Lu	CEO and Chairman	Ordinary Shares	0	*
Liyong Qu	Chief Accounting Officer	Ordinary Shares	0	*
Yi Lu	General Manager and Director	Ordinary Shares	0	*
Qihong Zhang	Director of Finance	Ordinary Shares	0	*
Ping Li	Deputy General Manager	Ordinary Shares	0	*
Zheyu Chen	Deputy General Manager & Chief of Engineering Research Center	Ordinary Shares	0	*
Yingxin Fan	Director of Sales and Marketing	Ordinary Shares	0	*
Harry Edelson	Director	Ordinary Shares	3,276,188(3)	9.66%
J.P. Huang	Director	Ordinary Shares	0	*
Kwok Keung Wong	Director	Ordinary Shares	900,000(4)	2.79%
Yunlong Wang	Director	Ordinary Shares	0	*
Maotong Xu	Director	Ordinary Shares	0	*
All officers and directors as a group (12 persons named above)		Ordinary Shares	4,176,188(3)(4)	12.45%
5% Securities Holder
Oasis Green Investments Group		Ordinary Shares	27,600,000(5)	85.59%

All persons named above as a group		Ordinary Shares	31,776,188	98.04%

* Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 32,245,723 shares (including shares included in the units) of our ordinary shares as of July 9, 2009 are outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options or warrants exercisable within 60 days have been included in the denominator.

(3)	Includes 1,666,667 shares underlying the warrant to purchase shares of our ordinary shares.

(4)
Includes 900,000 shares of our ordinary shares owned by Honest Joy Group Limited, which is wholly-owned by Mr. Wong.  Mr. Wong may be deemed to be a beneficial owner of the shares held by Honest Honest Joy Group Limited.

(5)
Oasis Green Investments Group is wholly owned by Ms. Yuying Lu, an Australian citizen.  Ms. Lu is the daughter of and who does not live in the same household as our Chairman and CEO, Mingwang Lu.  Ms. Lu may be deemed to be a beneficial owner of the shares held by Oasis Green Investments Group.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Prior Issuances

In August 2006, COAC issued the 1,500,000 shares of its common stock, or the Original Shares, to the individuals set forth below for an aggregate of $25,000 in cash, at a purchase price of approximately $0.009 per share, as follows:

Shareholders	Number of Shares	Relationship to COAC
Harry Edelson	1,130,000	Chairman of the Board and Chief Executive Officer
Nicholas Puro	70,000	President, Secretary and Director
Barry M. Shereck	70,000	Chief Financial Officer and Director
Rose-Marie Fox	70,000	Director
Bailin Zheng	60,000	Special Advisor
Daxi Li	60,000	Special Advisor
China Investment Group LLC	40,000	Special Advisor

In November 2006, Mr. Zheng transferred 60,000 Original Shares to Shengyun Qiu, one of our special advisors, for $0.0167 per share (for a purchase price of $1,000).  Mr. Zheng is no longer our special advisor.  In February 2007, Mr. Edelson transferred 30,000 Original Shares to Ms. Fox for $0.0167 per share (for a purchase price of $500).

Initial Shareholder Warrant Purchase

In connection with the closing of COAC’s initial public offering, or IPO, COAC sold 2,266,667 warrants, or Insider Warrants, to the individuals set forth below for $1,360,000 in cash, at a purchase price of $0.60 per warrant as follows:

Name of Holder	Number of Warrants
Harry Edelson	1,666,667
Nicholas Puro	200,000
Barry M. Shereck	50,000
Rose-Marie Fox	100,000
Daxi Li	150,000
Eliot Clauss(1)	50,000
John Allen(1)	50,000

(1)Messrs. Clauss and Allen are members of China Investment Group LLC, one of our special advisors.

These purchases took place on a private placement basis simultaneously with the consummation of the IPO.  The Insider Warrants are identical to our other warrants except that if we call the warrants for redemption, the Insider Warrants will not be redeemable by us so long as they are held by these purchasers or their affiliates.  The Insider Warrants will be redeemable, at our option, at a price of $.01 per warrant upon 30 days’ notice after the Insider Warrants become exercisable, only in the event that the last sale price of our ordinary shares is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given."

Registration Rights

The holders of the majority of the Original Shares and the holders of the majority of the Insider Warrants (or underlying shares) each will be entitled to make up to two demands that we register such shares or warrants (or underlying shares) pursuant to a registration rights agreement entered into with COAC in connection with the IPO.  In addition, these holders have certain “piggy-back” registration rights on future registration statements that we file.

Escrow Agreement among Golden Green, Oasis Green Investments Limited and Continental Stock Transfer & Trust Company

In connection with our merger with COAC, Oasis Green Investments Limited, the majority shareholder of Golden Green, agreed to deposit 3,000,000 of the ordinary shares it owns in escrow, pursuant to the Escrow Agreement among Golden Green, Oasis Green and Continental Stock Transfer & Trust Company, as escrow agent, to secure Oasis Green’s obligations under the Agreement of Merger and Plan of Reorganization, or the Merger Agreement, to indemnify the surviving entity of the merger for damages arising out of the merger until the later of (i) 30 days after the date on which Golden Green has filed its Annual Report on Form 20-F for its 2009 fiscal year or (ii) one year after the closing of the merger.

Earnout Shares

Oasis Green Investments Limited, Plumpton Group Limited and Honest Joy Group Limited, or the Original Shareholders, are entitled under the Merger Agreement to be issued an aggregate of 1,000,000 of our ordinary shares for each of the years ending on December 31, 2009, 2010 and 2011 in which we have net after tax income that equals or exceeds the target specified for such year in the Merger Agreement ($45 million, $60 million and $80 million, respectively).

At the time of our merger with COAC, we received less cash than was originally expected which caused us to temporarily delay some of our anticipated capital expansion and improvement projects.  Consequently, it is possible that we may grow at a slower rate than anticipated at the time of the merger.  Due to this change, our board of directors and the Original Shareholders are discussing appropriate adjustments to the after tax net income targets for 2009, 2010 and 2011.

Lock-Up Agreement with Pre-Merger Shareholders

In connection with our merger with COAC, each of the Original Shareholders agreed not to sell its ordinary shares for 12 months (in the case of Oasis Green Investments Limited) and six months (in the case of the other two shareholders) after the closing of the merger, subject to limited exceptions (including transfer to family, transfer after death, transfer to entities control by the transferor).

Other Transactions

Other than reimbursable out-of-pocket expenses payable to the officers and directors of COAC in connection with our merger transaction, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, has been or will be paid to any of our officers, directors or substantial shareholder, or to any of their respective affiliates, except for a $7,500 monthly fee paid to Edelson Technology Inc., an affiliate of Mr. Edelson, for office space and secretarial and administrative services.  This arrangement and payment of the fee terminated upon consummation of the merger. A total of $180,000 was paid to Edelson Technology Inc. pursuant to such arrangement.

In connection with the IPO, Mr. Edelson entered into an agreement with EarlyBirdCapital, which is intended to comply with Rule 10b5-1 under the Exchange Act, pursuant to which he placed limit orders for $3 million of our ordinary shares commencing November 26, 2008 which, pursuant to such agreement, was ten business days after COAC filed its Current Report on Form 8-K announcing our execution of the merger agreement. Mr. Edelson purchased an aggregate of 509,521 shares of COAC ordinary shares in accordance with such agreement at an average price of $5.89 per share. Mr. Edelson may vote these shares any way he chooses. Mr. Edelson has agreed that he will not sell or transfer any ordinary shares purchased by him pursuant to this agreement until one year after COAC has completed the merger. It is intended that these purchases will comply with Rule 10b-18 under the Exchange Act. These purchases were made by EarlyBirdCapital in such amounts and at such times as EarlyBirdCapital determined, in its sole discretion. As a result of EarlyBirdCapital’s interest in our consummation of a business combination, it may not be deemed to be independent for purposes of this agreement.

Our director, Dr. J.P. Huang, was paid a total of $35,000 for his consulting services for the period from April through October 2008 as a consultant to COAC in connection with potential merger transactions and was reimbursed $4,158 for travel expenses in connection with his consulting activities.

Before 2007, Zhengzhou No. 2 Iron and Steel Company Limited was one of the owners of Henan Green with 76.93% of the total ownership.  In December 2006, Zhengzhou No. 2 Iron and Steel Company Limited sold all of its ownership to our Chairman and CEO, Mingwang Lu and others, whereby Mr. Lu became a major owner holding 40% of the total ownership.  In 2008, the holders transferred their ownership interests in Henan Green to Golden Green.  Mingwang Lu was a common owner of Henan Green and Zhengzhou No. 2 Iron and Steel Company Limited. Zhengzhou No. 2 Iron and Steel Company Limited engaged in the same type of industry as Henan Green but ceased its processing and selling of steel operation in 2003. Zhengzhou No. 2 Iron and Steel Company Limited’s principal business activity after the cessation of its steel operations is receiving rental income from its investments.

In 2004, Henan Green entered into a rental agreement for land use rights with Zhengzhou No. 2 Iron and Steel Company Limited with the term from January 1, 2005 to December 30, 2014.  In December 2008, we entered into a new lease with the related party lessor, which replaces the 2004 rental agreement.  The new lease term commenced on January 1, 2008 and terminates on December 31, 2027.  Rental paid to Zhengzhou No. 2 Iron and Steel Company Limited for the fiscal year ended December 31, 2008 was $8,781.  Rent payable under the lease in 2009 will be the same as in 2008, and will increase by 10% annually beginning in 2010.

Zhengzhou No. 2 Iron and Steel Company Limited guarantees our obligations under short term bank loans.  We do not pay any consideration to this related guarantor for guaranteeing our obligations.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.             FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us.  We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Our operating subsidiary, Henan Green, paid dividends of $42.3 million and $16.1 million and in 2008 and 2007, respectively, prior to our 2009 merger with COAC.  For the foreseeable future, we intend to retain any future earnings to fund the operation and expansion of our business and do not anticipate paying cash dividends on our ordinary shares.

The payment of any dividends in the future will be within the discretion of our board of directors, subject to the relevant provision of BVI law.  The payment of dividends subsequent to the merger will be contingent upon our consolidated revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger, as well as contractual restrictions and other considerations deemed relevant by our board of directors.

B. Significant Changes

See our disclosures on our business combination with COAC in March 2009 under “Item 4. Information on the Company – A. History and Development of the Company.”

ITEM 9.             THE OFFER AND LISTING

A. Offer and Listing Details

The common stock, warrants and units of COAC, were quoted on the Over-the-Counter Bulletin Board maintained by the Financial Industry Regulatory Authority, under the symbols of CHNQ, CHNQW and CHNQU, respectively.  COAC units commenced public trading on March 22, 2007 and common stock and warrants commenced public trading on April 18, 2007.

On March 17, 2009, COAC merged with and into us.  As a result of the merger, COAC’s outstanding shares of common stock, warrants and units have been converted into like securities of us on a one-to-one basis.  Our ordinary shares, warrants and units are quoted on the Over-the-Counter Bulletin Board under the symbols of GGEEF, GGENF and GGETF, respectively, effective April 27, 2009.

The following table provides the high and low trading prices for our ordinary shares, units and warrants and the historical prices for our common stock, warrants and units prior to the merger, for the periods indicated below.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Ordinary Share/Common Stock		Warrants		Unit

	High	Low	High	Low	High	Low
Annual Market Prices
Year 2007 (from March 22, 2007)	5.76	5.33	1.08	0.55	7.85	6.05
Year 2008	5.85	5.40	0.99	0.03	7.75	5.40
Year 2009 (through July 13, 2009)	6.50	5.10	0.75	0.10	6.25	6.00

Quarterly Market Prices
First Quarter 2008	5.62	5.50	0.99	0.62	7.75	6.95
Second Quarter 2008	5.75	5.52	0.62	0.46	6.95	6.51
Third Quarter 2008	5.85	5.60	0.50	0.23	6.75	5.60
Fourth Quarter 2008	5.80	5.40	0.30	0.03	6.00	5.40
First Quarter 2009	6.00	5.10	0.40	0.10	6.25	5.95
Second Quarter 2009	6.50	5.55	0.75	0.32	6.01	5.95

Monthly Market Prices
February 2009	5.92	5.55	0.27	0.12	6.25	6.10
Mach 2009	6.00	5.10	0.40	0.24	6.10	6.00
April 2009	6.00	5.55	0.50	0.32	6.00	6.10
May 2009	6.00	6.00	0.55	0.50	6.10	6.10
June 2009	6.50	6.00	0.75	0.55	6.01	6.01
July 2009 (through July 13, 2009)	6.50	6.50	0.75	0.63	6.01	6.01

B. Plan of Distribution

Not applicable

C. Markets

See our disclosures under “Item 9. A. Offer and Listing.”

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10.           ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s amended and restated memorandum and articles of association.  The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

The Company was incorporated in the BVI on March 11, 2008 under the BVI Business Companies Act, 2004, or the 2004 Act.  The Company’s amended and restated memorandum of association authorizes the issuance of up to 100,000,000 shares without par value.

Objects and Purposes

The Company’s amended and restated memorandum of association grants the Company full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the 2004 Act or any other BVI legislation.

Directors

The Company has a classified board of directors consisting of three classes of directors, Class I, Class II and Class III.  At the first general meeting, the Class I directors shall be elected for a three year term of office, the Class II directors shall be elected for a two year term of office and the Class III directors shall be elected for a one year term of office.  At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A plurality of votes cast shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.  A director shall not require a share qualification, and may be an individual or a company.

Directors have the powers necessary for managing, and for directing and supervising the business and affairs of the Company.  Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed to the entire board of directors.  With the prior or subsequent approval by an ordinary resolution of members (i.e., shareholders), the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.  The board of directors shall obtain the approval of the Company in a general meeting before making any payment to any director or past director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Rights and Obligations of Shareholders

Dividends

Subject to the Act, the directors may, by resolution of directors, declare dividends and distributions by the Company to members and authorize payment on the dividends or distributions so long as that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.  Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by the Company.  The directors may, before authorizing any distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

The holder of each ordinary share has the right to an equal share in any distribution paid by the Company.

Voting Rights

Each ordinary share confers on the shareholder the right to one vote at a meeting of the members or on any resolution of members on all matters before the shareholders of the Company.

Rights in the event of winding up

The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of the Company on a winding up.

Redemption

The Company may purchase, redeem or otherwise acquire and hold its own shares with the consent of members whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the 2004 Act or any provision of the amended and restated memorandum of association or the amended and restated articles of association to purchase, redeem or otherwise acquire the shares without their consent.

The Company may purchase, deem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of the amended and restated memorandum of association or the amended and restated articles of association or a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

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

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors and if requested to do so by members holding at least 30% of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings is required to be given to members.

A meeting of members is properly constituted if at the commencement of the meeting there are two members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one third of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

A member shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

An ordinary resolution of members may be approved at a duly constituted meeting of members by the affirmative vote of a simple majority of the votes of those members entitled to vote and voting on the resolution.

A special resolution of members may be approved at a duly constituted meeting of members by a vote of not less than two-thirds of votes of those members entitled to vote.

A meeting of members convened to consider a special resolution (other than an annual general meeting) may be called on short notice if members holding not less than 95% of the total number of shares entitled to attend the meeting and vote on all matters to be considered at the meeting have agreed to short notice of the meeting.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.  A written instrument giving the proxy such authority must be produced at the place appointed for the meeting 48 hours before the time for holding the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own the Company’s securities imposed by BVI law or by the Company’s amended and restated memorandum of association and articles of association.

Change in Control of Company

A special resolution of members is required for the Company to issue shares of the Company or securities convertible into shares of the Company resulting in a change of control of the Company.  Additionally, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer of prevent a change of control of our company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the provisions of the 2004 Act, we may, by a resolution of directors or members, amend the Company’s memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  The directors of the Company may, by resolution, authorize a distribution (including a capital distribution) by the Company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the solvency test.  The solvency test is satisfied if the value of the Company’s assets exceeds its liabilities, and the Company is able to pay its debts as they fall due.

Differences in Corporate Law

The companies law of the BVI differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the companies law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in the value of the total assets of the company.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which the company is to enter into, he must disclose it to our board.  However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting.  BVI law does not make a specific reference to cumulative voting, and our current Memorandum and Articles of Association have no provision authorizing cumulative voting.

Independent directors

There is no requirement for a majority of the directors of the company to be independent as a matter of BVI law.

Redemption

Our ordinary shares are not redeemable at a shareholder’s option.  We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of compulsory redemption, which occurs at the request of the shareholders holding 90% of the votes of the outstanding ordinary shares entitled to vote, of the remaining issued shares.

Takeover provisions

The Memorandum and Articles of Association of our Company does not alter the general provisions of BVI law and therefore measures such as a “poison pill” would have to be in place before a takeover offer, as, if not, the directors could be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, the creation of additional class of shares would require an amendment to the Memorandum of Association of our Company, which would usually require a special resolution of shareholders.  However, our directors are empowered to amend the relevant clauses of the Memorandum of Association for the purposes of creating new classes or series of shares and the rights attached thereto and may amend the Articles of Association to take into account of any ancillary changes required, provided that the directors do not however, have the power to amend the memorandum and articles to (a) restrict the rights or powers of the members to amend the memorandum or articles, (b) to change the percentage of members required to pass a resolution to amend the memorandum and articles, or (c) in circumstances where the memorandum or articles cannot be amended by the members.

Shareholder’s access to corporate records

A shareholder is entitled, on giving written notice to the Company, to inspect the Company’s (i) Memorandum and Articles of Association; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document.  Our board may also authorize a member to review the company account if requested.

Indemnification

Under our Memorandum and Articles of Association, we must indemnify our directors or any person who is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents.  To be entitled to indemnification, these persons must have acted honestly and in good faith and in what he believes to be the best interest of the Company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the 2004 Act.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to our board forthwith upon him becoming aware of such interest.  The transaction will not be avoidable if the shareholders approve or ratify it.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment.  In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company, but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof.  Furthermore, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset.  As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation.  A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder.  If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting.  Such shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares.  As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value.  The company and the shareholders then have 30 days to agree upon the price.  If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser.  These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors.  However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

The court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.  In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the BVI is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

In determining whether to grant leave to a shareholder in these circumstances, the BVI Court must take the following matters into account:

(a) whether the member is acting in good faith;

(b) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters;

(c) whether the proceedings are likely to succeed;

(d) the costs of the proceedings  in relation to the relief likely to be obtained; and

(e) whether an alternative remedy to the derivative claim is available.

C. Material Contracts

Except for the followings, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” or Item 5. Operating And Financial Review And Prospects – Contractual Obligations,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

On March 17, 2009, we consummated our merger with COAC pursuant to the terms of the Merger Agreement.  At the closing of the Merger, or the Closing, COAC merged into us, with us being the surviving corporation.  In addition, the holders of securities of COAC (in the aggregate, 931,186 units, each consisting of one share of common stock and two warrants, 2,245,723 shares of common stock (including shares included in the units), warrants to purchase 16,066,667 shares of COAC common stock (including warrants included in the units) and one Representative’s unit purchase option to purchase 600,000 units received our like securities, on a one-to-one basis, in exchange for their existing COAC securities.

Immediately prior to the Closing, the Original Shareholders owned an aggregate 30,000,000 ordinary shares of the Company, which they continued to own upon the Closing.  The Company’s Original Shareholders are also entitled under our Merger Agreement to be issued an aggregate of 1,000,000 of our ordinary shares for each of the years ending on December 31, 2009, 2010 and 2011 in which we have net after tax income that equals or exceeds the target specified for such year in the Merger Agreement ($45 million, $60 million and $80 million, respectively).

At the time of our merger with COAC, we received less cash than was originally expected which caused us to temporarily delay some of our anticipated capital expansion and improvement projects.  Consequently, it is possible that we may grow at a slower rate than anticipated at the time of the merger.  Due to this change, our board of directors and the Original Shareholders are discussing appropriate adjustments to the after tax net income targets for 2009, 2010 and 2010.

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of our operations in the BVI, where we were incorporated.  There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary or preferred shares.  BVI law and our Amended and Restated Memorandum and Articles of Association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary or preferred shares.

Exchange Controls in China

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements.  The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.  Payments for transactions that take place within China must be made in RMB.  Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad.  Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005.  According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises.  Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch.  The notice applies retroactively.  As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006.  These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (i) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (ii) the overseas funding of the SPV has been completed; (iii) there is a material change in the capital of the SPV.  Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

E. Taxation

The following is a general summary of certain material BVI and U.S. federal income tax considerations.  The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder.  The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are  subject to change or different interpretations, possibly with retroactive effect.

BVI Taxation

The BVI does not impose a withholding tax on dividends paid by us to holders of our ordinary or preferred shares, nor does the BVI levy any capital gains or income taxes on us.  Further, a holder of our ordinary or preferred shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary or preferred shares.  Holders of ordinary or preferred shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary or preferred shares.

Our ordinary and preferred shares are not subject to transfer taxes, stamp duties or similar charges in the BVI.  However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Taxation in China

In 2007, the PRC government promulgated the new Enterprise Income Tax Law, or EIT Law, and the relevant implementation rules, which became effective on January 1, 2008.  Under the EIT Law and its implementation rules, we, as a BVI company with substantially all of our management located in China, may be deemed a resident enterprise for income tax purposes, in which case our global income may be subject to 25% of PRC income tax, and an income tax rate of 10% will normally be applicable to dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors, if such income or gain is derived from sources within China.  According to a notice issued by the PRC State Council, dividend from profits generated before January 1, 2008 will still be exempt from such taxation.  However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See “Item 3. Key information ─ D. Risk factors ─ Risks related to doing business in China.”  We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders.  In addition dividends payable by us to our non-PRC shareholders, and gains on the sales of our ordinary shares, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.  If we are not deemed a resident enterprise, then dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors will not be subject to PRC income tax withholding.

United States Federal Taxation

The following is a discussion of the material U.S. federal tax consequences of the ownership of our ordinary shares by U.S. Holders (as described below).  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation.  The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares that own or are deemed to own 10% or more of our voting stock;

•	persons who hold the shares in connection with a trade or business outside the United States; or

•	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, and can change on a retroactive basis. You should consult your own tax advisors with regard to the application of the U.S. federal income tax laws to your particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

“U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, as described below.

Taxation of Dividends

The gross amount of any distributions paid with respect to shares, other than certain pro rata distributions of shares, generally will be treated as foreign source dividend income for U.S. federal income tax purposes.  U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us.  Dividends will be included in a U.S. Holder’s income on the date of such U.S. Holder’s receipt of the dividend.

If you are a non-corporate U.S. Holder, subject to applicable limitations, you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2011.  Please consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares.  In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the income tax treaty between the United States and the PRC, or the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  The rules governing the foreign tax credit are complex.  You are urged to consult your tax advisors regarding the availability of the foreign tax credit in light of your particular circumstances.

Taxation of Capital Gains

Upon sale or other disposition of the shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition. Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes. However, if we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax. In that event, a U.S. Holder may be eligible for the benefits of the Treaty. Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  We urge you to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2008.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that backup withholding does not apply.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable

G. Statement by Expert

Not applicable

H. Documents on Display

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act.  Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC.  Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street, N.E., Washington D.C. 20549.  You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal.  There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended December 31, 2008.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2008, would decrease net income before provision for income taxes by approximately $0.6 million for the fiscal year ended December 31, 2008.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $2.77 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2008.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer.  Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors established an audit committee on March 17, 2009.  Our audit committee consists of three members: Maotong Xu, Kwok Keung Wong and J.P. Huang, with Maotong Xu serving as chairman.  Each of the audit committee members is “independent” as that term is defined under the Nasdaq Listing Rules.  Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  Our board of directors has determined that Mr. J.P. Huang meets the criteria for an “audit committee financial expert,” as established by the SEC.

J.P. Huang will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Mr. J.P. Huang as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification.

ITEM 16B.	CODE OF ETHICS

On July 10, 2009, our board of directors adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.  The code of ethics addresses, among other things, ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.  A copy of the code of ethics has been filed as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY VOCATION HK CPA Limited, or UHY, our independent registered public accounting firm, for the fiscal years ended December 31, 2008 and 2007:

	2008	2007

Audit fees(1)	$120,000	$120,000
Audit-related fees(2)	15,000	0
Tax fees	0	0
All other fees	0	0
Total	135,000	120,000

(1)
Consists of fees billed for each of the fiscal years ended December 31, 2008 and 2007 for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2008 and 2007

(2)	Consists of fees billed for each of the fiscal years ended December 31, 2008 and 2007 for services rendered in connection with the review of our regulatory filings.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Other than otherwise disclosed in “Item 4. Information on the Company – History and Development of the Company,” there were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Application of this Item does not apply until our annual report for the fiscal year ending December 31, 2009.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements are included in this annual report:

(1) Audited Consolidated Financial Statements for the Years Ended December 31, 2008 and 2007 of Golden Green; and

(2) Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006 of Henan Green.

ITEM 19.	EXHIBITS

Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association, adopted on March 17, 2009

2.1**	Specimen Unit Certificate

2.2**	Specimen Ordinary Share Certificate

2.3**	Specimen Warrant Certificate

4.1**	Form of Escrow Agreement by and among Golden Green, Oasis Green Investments Limited and Continental Stock Transfer & Trust Company

4.2**	Form of Voting Agreement

4.3**	Form of Lock-Up Agreement

4.4**	English Translation of Short-Term Loan Agreement, dated July 23, 2008, between Sub-branch of Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Green.

4.5**	English Translation of Agreement for Established of Bank Payable Bills, dated October 14, 2008, between Shanghai Pudong Development Bank and Henan Green.

4.6**	English Translation of Renminbi Loan Agreement, dated July 16, 2008, between Zhengzhou Branch of China CITIC Bank and Henan Green.

4.7**	English Translation of Loan Agreement, dated November 9, 2007, between Commodity World Branch of Commercial Bank of Zhengzhou and Henan Green.

4.8**	English Translation of Real Estate Maximum Mortgage Agreement, dated March 26, 2007, between Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Green.

4.9**	English Translation of Maximum Mortgage Agreement, dated April 21, 2008, between Xiangyang Credit Union of Zhengzhou Rural Credit Cooperatives and Henan Green.

4.10**	English Translation of Credit Granting Agreement, valid from July 21, 2008, between Guangdong Development Bank Zhengzhou Huanghe Road Sub-branch and Henan Green.

4.11**	English Translation of Agreement, dated September 16, 2003, between Xinzheng City Longhu Town People’s Government and Henan Green.

4.12**	English Translation of Lease Agreement for Land Use Right and Buildings, dated November 10, 2008, between Zhengzhou the Second Iron & Steel Co., Ltd. and Henan Green.

4.13**
English Translation of Agreement for the Repayment, dated March 30, 2008, between Lu Mingwang, Lu Baiwang, Ren Shouze, Yue Tiansui, Bai Zhengsheng, Lu Yi, Zhang Qihong, Lu Mingwang, Chen Zheyu, Zhang Shuiping, Liu Bingshen, and Henan Green.

4.14**
English Translation of Bank Payable Bills Agreement, dated October 14, 2008, between Huang Sub-Branch of Zhengzhou Branch of Guangfa Bank, Da Sub-Branch of Zhengzhou Branch of Pufa Bank, and Henan Green.

4.15	English Translation of Form of Labor Contract for all employees of Henan Green, including executive officers.

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to our Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 23, 2009.

** Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-155312-01) filed with the Securities and Exchange Commission, as declared effective on February 17, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN GREEN ENTERPRISES LIMITED

/s/ Mingwang Lu
Mingwang Lu
July 15, 2009	Chief Executive Officer

GOLDEN GREEN ENTERPRISES LIMITED
REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Income	F-4

Consolidated Statements of Changes in Stockholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6-F-7

Notes to the Consolidated Financial Statements	F-8-F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
GOLDEN GREEN ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of Golden Green Enterprises Limited (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, consolidated statements of changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Green Enterprises Limited as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED

Hong Kong, the People’s Republic of China,
July 13, 2009

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31	December 31
	2008	2007
Assets
Current assets
Cash	$42,622,404	$218,351
Restricted cash	24,712,349	19,226,551
Accounts receivable, net	10,304,724	10,176,454
Inventories	3,554,313	8,660,623
Due from former owners	-	25,126,394
Prepayments and other deposits	11,558,937	10,609,492
Other receivables	1,266,097	635,718
Total current assets	94,018,824	74,653,583

Non-current assets
Property, plant and equipment, net	19,941,521	15,816,962
Land use right, net	1,416,220	1,346,895

Total non-current assets	21,357,741	17,163,857
Total assets	$115,376,565	$91,817,440

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$5,339,350	$5,886,523
Notes payable	26,910,956	20,480,903
Term loans	30,677,903	17,355,303
Income tax payable	2,188,677	2,596,687
Customers deposits	17,484,708	8,448,965
Accrued liabilities and other payables	6,294,406	5,289,171
Dividend payable	9,601,549	-
Due to former minority owners	4,310,087	-
Due to former owners	-	61,688
Total current liabilities	102,807,636	60,119,240
Non-current liabilities
Land use right payable, net	28,521	154,125
Total non-current liabilities	28,521	154,125
Total liabilities	102,836,157	60,273,365
Minority interest	-	14,188,390

Stockholders’ equity
Common stock, 100,000,000 authorized shares with no par value, 30,000,000 shares issued and outstanding	300	300
Additional paid in capital	6,930,944	1,834,940
Retained earnings	7,515,704	14,462,559
Subscription receivable	(4,310,087)	-
Accumulated other comprehensive income	2,403,547	1,057,886
Total stockholders’ equity	12,540,408	17,355,685
Total liabilities and stockholders' equity	$115,376,565	$91,817,440

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(IN US DOLLARS)

	For the year ended December 31
	2008	2007
Revenue	$196,264,731	$139,649,209

Cost of revenue	(142,407,995)	(100,577,079)

Gross profit	53,856,736	39,072,130

Operating expenses:
General and administrative expenses	(3,431,745)	(2,766,623)
Selling and marketing expenses	(831,108)	(534,468)
Total operating expenses	(4,262,853)	(3,301,091)

Operating income	49,593,883	35,771,039

Other income and (expense):
Interest income	1,395,121	1,432,019
Interest expense	(3,769,423)	(2,147,451)
Sundry income	155,687	16,165

Net income before income taxes and minority interest	47,375,268	35,071,772

Income tax expense	(11,869,735)	(11,421,638)

Net income before minority interest	$35,505,533	23,650,134

Net income attributable to minority interest	(13,920,944)	(10,637,830)

Net income	$21,584,589	$13,012,304

Earnings per share
- Basic	$0.72	$0.43
- Diluted	$0.72	$0.43

Weighted average common shares outstanding
- Basic	30,000,000	30,000,000
- Diluted	30,000,000	30,000,000

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY
( IN US DOLLARS)

	Common Stock, with no				Accumulated
	Par Value		Additional		Other	Total
	Number of		Paid-in	Subscription	Comprehensive	Retained	Stockholders'
	Shares	Amount	Capital	receivable	Income	Earnings	Equity
Balance, December 31, 2006	30,000,000	$300	$1,834,940	$-	$240,963	$10,327,427	$12,403,630

Net income	-	-	-	-	-	13,012,304	13,012,304
Foreign currency translation gain	-	-	-	-	816,923	-	816,923
Dividend declared	-	-	-	-	-	(16,134,445)	(16,134,445)
Dividend allocated to minority interest	-	-	-	-	-	7,257,273	7,257,273

Balance, December 31, 2007	30,000,000	300	1,834,940	-	1,057,886	14,462,559	17,355,685

Net income	-	-	-	-	-	21,584,589	21,584,589
Foreign currency translation gain	-	-	-	-	1,345,661	-	1,345,661
Subscription for ordinary shares	-	-	4,310,087	-	-	-	4,310,087
Subscriptions receivable	-	-	-	(4,310,087)	-	-	(4,310,087)
Contribution to capital on purchase of minority interest	-	-	785,917	-	-	-	785,917
Dividend declared	-	-	-	-	-	(51,856,496)	(51,856,496)
Dividend allocated to minority interest	-	-	-	-	-	23,325,052	23,325,052

Balance, December 31, 2008	30,000,000	$300	$6,930,944	$(4,310,087)	$2,403,547	$7,515,704	$12,540,408

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31
	2008	2007

Cash flows from operating activities:
Net income	$21,584,589	$13,012,304

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	2,447,626	2,156,130
Amortization of land use right	30,280	27,641
Gain on disposal of property, plant and equipment	-	(16,133)
Net income attributable to minority interest	13,920,944	10,637,830

Changes in assets and liabilities:
Accounts receivable, net	(128,270)	(4,400,574)
Inventories	5,106,310	(149,620)
Prepayments and other deposits	(949,445)	(2,482,968)
Other receivables	(630,379)	(479,174)
Accounts payable	(547,173)	(76,729)
Income tax payable	(408,010)	648,030
Customers deposit	9,035,743	3,146,217
Accrued liabilities and other payables	1,005,235	(517,004)

Net cash provided by operating activities	50,467,450	21,505,950

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(6,572,185)	(2,277,378)
Changes in restricted cash	(5,485,798)	8,335,884
Proceeds from/(to) former owners	25,126,394	(7,203,669)

Net cash provided by/(used in) investing activities	13,068,411	(1,145,163)

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (.../Cont'd)
(IN US DOLLARS)

	For the year ended December 31
	2008	2007

Cash flows from financing activities:
Proceeds from common stock issued	-	300
Repayment of term loans	(26,662,742)	(5,887,615)
Proceeds from term loans	39,985,342	15,093,356
Proceeds from notes payable	6,430,053	(15,006,853)
Dividends paid	(42,254,947)	(16,134,445)
Land use right payable	(125,604)	(304,465)
Due to former owners	(61,688)	(60,683)

Net cash used in financing activities	(22,689,586)	(22,300,405)

Net increase/(decrease) in cash	40,846,275	(1,939,618)

Effect on change of exchange rates	1,557,778	1,353,809

Cash as of January 1	218,351	804,160

Cash as of December 31	$42,622,404	$218,351

Supplemental disclosures of cash flow and non-cash information:

Cash paid during the year:
Interest paid	$3,769,423	$2,147,451
Income tax paid	$12,277,745	$10,930,112

Non - cash item:
Transfer of prepayments and other deposits to property, plant and equipment	$2,288,337	$-
Acquisition of minority interest with subscription receivable	$4,310,087	$-

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Golden Green Enterprises Limited (“the Company” or “Golden Green”) was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability Company, for the purpose of effectuating a reorganization and merger with Wealth Rainbow Development Limited (“Wealth Rainbow”) and Henan Green Complex Materials Co., Ltd (“Henan Green”) as discussed in Note 2.

Golden Green’s holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company. Through its investment in these entities, Golden Green is involved with the processing and sales of steel mill flat-rolled products which are extensively used in the manufacturing industry throughout mainland China.  Henan Green conducts business directly with its customers in the People's Republic of China (PRC).

Wealth Rainbow was formed on March 1, 2007 by Lu Mingwang's family as the Company. On October 21, 2008, Wealth Rainbow acquired 100% of the outstanding shares of Henan Green pursuant to a stock transfer agreement. Subsequent to the stock transfer, Wealth Rainbow became the sole shareholder of Henan Green. The change of ownership was approved by the Chinese Government on October 21, 2008. The principal activity of Wealth Rainbow is to hold its interest in Henan Green.

The consolidated financial statements include the financial statements of Golden Green and its subsidiaries (together referred to as the "Group"). The Company owns 100% equity interests directly and indirectly, in two subsidiaries, namely Wealth Rainbow and Henan Green. The organization chart of the Group is as follows:

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

2.	REORGANIZATION AND ACQUISITION OF MINORITY INTEREST

On October 21, 2008, Wealth Rainbow acquired the minority interest in Henan Green for $4,310,087 with the issuance of a promissory note to the minority stockholders. This amount represented the fair value of Henan Green as determined by and independent valuation which was performed during August 2008. On the effective acquisition date, October 21, 2008, the fair value of Henan Green exceeded the agreed purchase price by $785,917. Such amount has been recorded as a contribution of capital by Henan Green.

The net assets of Henan Green were recorded by Wealth Rainbow at historical cost to the extent of the common control group’s 55.02% ownership of Henan Green. The remaining 44.98% of Henan Green shares acquired were accounted for as a purchase (fair value) of the minority interest, as contemplated by Statement of Financial Accounting Standards “SFAS No.141”, Business Combinations.

The common control group comprised of three direct relatives of the Lu family which held approximately 55.02% of the shares of Henan Green on the date it was acquired by Wealth Rainbow. Wealth Rainbow was wholly owned by another direct relative of the Lu family. Under the common control reporting rules, the control group’s 55.02% interest of Henan Green that was acquired by Wealth Rainbow constitutes an exchange of equity interests between entities under common control.

Subsequent to the Henan Green acquisition, Wealth Rainbow entered into a reorganization and capitalization agreement with the Company during November 2008 in which all of the shares of Wealth Rainbow were exchanged with shares of the Company. As a result of these transactions, Wealth Rainbow and Henan Green became wholly owned subsidiaries of the Company. These transactions have been accounted for as a reorganization under common control with the purchase of a minority interest.

Accordingly, based on the above transactions, the results of Henan Green’s operations have been included in the consolidated financial statements of the Company for the years ended December 31, 2008 and 2007. The controlling interest of Henan Green was effectively acquired on December 25, 2006. However, the Company has elected not to present such one week period since it was determined not to be material or meaningful to the presentation and understanding of these financial statements.

During March 2009, the Company amended its memorandum of association by increasing its authorized number of ordinary shares from 50,000 with a $1 par value to 100,000,000 with no par value.  Simultaneously with the amendment, the Company effected a stock split by an additional 29,999,900 shares to the current shareholders.  Accordingly, immediately after the amendment and prior to the merger with China Opportunity Acquisition Corp. (“COAC”), the Company had 30,000,000 ordinary shares outstanding. On March 17, 2009, the Company consummated a merger with COAC.

In connection with the merger, the Company issued 2,245,723 shares of its ordinary shares in exchange for all the outstanding shares of COAC. The Company is deemed to be the surviving entity and registered its shares pursuant to a registration statement filed with the U.S Securities and Exchange Commission.  Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of the Company’s ordinary shares.

The Company has reserved approximately 16,066,667 ordinary shares in connection with the exercise of warrants and unit purchase options outstanding at the date of the merger.

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the accounts of Golden Green and all entities in which a direct or indirect controlling interest exists. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(a)	Basis of consolidation (…/Cont’d)

The Group’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").  The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported  amounts  of  revenues  and   expenses  during  the  year.   Significant items  subject  to  such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

Net income is reduced by the portion attributable to minority interests. The minority interests are disclosed separately in the consolidated statements of income and in the consolidated balance sheets. Minority interests consist of the amount of those interests at the date the controlling interest was established and the minority’s share of changes in equity since that date.

(b)	Foreign currency translation

Assets and liabilities of foreign operations are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2008 and 2007 of Renminbi to one US dollar were 6.8225 and 7.2946 respectively; average rates for the year-end December 31, 2008 and 2007 were 6.9351 and 7.5973 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholders’ equity section of the balance sheet, net of the amount attributable to the minority interest. As of December 31, 2008 and 2007, the accumulated foreign currency translation gain was $2,403,547 and $1,057,886 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(c)	Cash

Cash represents cash in bank and cash on hand.

The Group considers all highly liquid investments with original maturities of three months or less to be cash.  The Group maintains bank accounts in the PRC.

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts.  The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.  The Group has historically been able to collect all of its receivable balances, and accordingly, 2% allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(e)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel.  Cost is determined using the weighted average cost method.  In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed. Government subsidies received reduce the cost of construction.

The estimated useful lives of the assets are as follows:

Years

Land use right	50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets", land use right classified as definite lived intangible assets and are amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 50 years.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(h)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized as at December 31, 2008 and 2007.

(i)	Fair value accounting

Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or a liability. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2") Effective Date of FASB Statement No. 157, which amended SFAS 157 to defer the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. In accordance with FSP 157-2, the Group will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. The application of SFAS 157 in situations where that market for a financial asset is not active was clarified by the issuance of Financial Accounting Standards Board Staff Position 157-3. Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active ("FSP 157-3") in October 2008. FSP 157-3 became effective immediately and did not significantly impact the methods by which the Group determines the fair values of its financial assets.

(j)	Revenue recognition

The Group generates revenue primarily from sales of steel mill flat-rolled products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectability is reasonably assured.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

(k)	Income taxes

The Group accounts for income taxes under Financial Accounting Standards Board (FASB) No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(k)	Income taxes (…/Cont’d)

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

Management has elected to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in accordance with FASB Staff Position No. 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Companies. The Group will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5 Accounting for Contingencies. Under that Statement, if it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. As of December 31, 2008 and 2007, there were no amounts that had been accrued with respect to uncertain tax positions.

(l)	Comprehensive income

The Group has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income".  This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments.

Comprehensive income consists of the following for the year ending December 31:

	2008	2007
	USD	USD

Net income	$21,584,589	$13,012,304
Other comprehensive income - Foreign currency translation adjustments	1,345,661	816,924
Total comprehensive income	$22,930,250	$13,829,228

(m)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Group has not recognized a liability for product liability claims.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Segment information

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

(o)	Recently issued accounting standards

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 142-3 ("FSP 142-3") "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Group does not expect FSP 142-3 to have a material impact on our financial statements.

In May 2008, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 162 ("FAS 162"), “The Hierarchy of Generally Accepted Accounting Principles”. Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the Financial Accounting Standards Board. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." FAS 162 will not impact the Group’s financial statements.

In December 2008, the Financial Accounting Standards Board (FASB) issued Financial Staff Position  No. 132(R)-1 ("FSP No. 132(R)-1"), "Employers’ Disclosures about Postretirement Benefit Plan Assets,” FSP No. 132(R)-1 amends the Financial Accounting Standards Board (FASB) No. 132 to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required focus on disclosures of fair value by category of plan assets. This Financial Staff Position is effective for fiscal years ending after December 15, 2009. The Group does not expect a material impact on its financial statements when these additional provisions are adopted.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Bank balances and cash	$67,334,753	$19,444,903
Less: Restricted cash	(24,712,349)	(19,226,551)
	$42,622,404	$218,352

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at December 31, 2008 and 2007, the Group’s cash of approximately $24,712,349 and $19,226,551, were restricted and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $26,910,956 and $20,480,903 of notes payable for the years ended December 31, 2008 and 2007 respectively.  It can only be released at the expiration date of corresponding notes payable.

5.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of December 31 2008 and 2007, the provision on accumulated allowance for doubtful accounts were $126,790 and $86,384 respectively.

6.	INVENTORIES

Inventories as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Raw materials	$936,280	$4,763,939
Work-in-process	1,378,067	1,310,691
Finished goods	1,239,966	2,585,993
	$3,554,313	$8,660,623

7.	DUE FROM/(TO) FORMER OWNERS

Amounts due from/(to) former owners are unsecured, non-interest bearing and with no fixed repayment terms. As at December 31, 2008, the balance of due from/(to) former owners was zero as amounts were fully settled in the fourth quarter of 2008.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

8.	PREPAYMENTS AND OTHER DEPOSITS

Prepayments and other deposits as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Prepaid purchases	$10,896,840	$10,609,492
Prepaid machinery deposit	637,882	-
Prepaid general expenses	24,215	-
	$11,558,937	$10,609,492

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers.

9.	OTHER RECEIVABLES

Other receivables as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Other receivables
- Advances to staff	$381,224	$156,404
- Others	884,873	479,314
	$1,266,097	$635,718

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Buildings	$5,000,219	$2,525,743
Leasehold land improvement	20,183	18,877
Plant machinery and equipment	22,769,678	20,232,099
Vehicles	1,615,780	842,294
Office equipment	139,189	223,123
Construction in progress	1,233,938	364,666
	30,778,987	24,206,802

Accumulated depreciation	(10,837,466)	(8,389,840)
	$19,941,521	$15,816,962

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

10.	PROPERTY, PLANT AND EQUIPMENT (…/Cont’d)

Depreciation charged to earnings for the years ended December 31, 2008 and 2007 were $2,447,626 and $2,156,130 respectively.

Construction in progress consists of the construction of a research and development centre ("R&D centre") and buildings of staff accommodation on 300 acres land. The total construction in progress as at December 31, 2008 was $1,233,938. $474,703 was the cost incurred net of government subsidies of $230,710 of R&D centre during the period from July 2008 to December 2008. The R&D centre is estimated to be completed in 2009 with total estimated cost of $2,198,608.

Buildings of staff accommodation consist of the constructions of drainage system and related facilities, side pavement and building of stores and building management centre. $494,790 was the cost incurred during the period from July 2008 to December 2008.  These buildings of staff accommodation are estimated to be completed in 2009 with total estimated cost of $879,443.

$264,445 was the cost incurred to install a production line during the period from July 2008 to December 2008, the installation of production line is estimated to be completed in 2009 with total estimated cost of $3,078,051.

No depreciation has been provided for construction in progress.

11.	LAND USE RIGHT

Land use right as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Land use right, net	$1,416,220	$1,346,895

Land use right represents prepaid lease payments to the local government for land use right held for a period of 50 years from July 9, 2004 to June 30, 2054 in Zhengzhou, People's Republic of China. Land use right payable as at December 31, 2008 and 2007 were $28,521 and $154,125 respectively.

Land use right is amortized using the straight-line method over the lease term of 50 years. The amortization expense for the years ended December 31, 2008 and 2007 were $30,280 and $27,641 respectively.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

12.	NOTES PAYABLES

Notes payable as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Classified by financial institutions: -
China Citic Bank	$5,862,953	$3,194,143
Commercial Bank of Zhengzhou	2,711,616	411,263
Guangdong Development Bank	6,903,628	2,330,491
Shanghai Pudong Development Bank	10,260,169	8,842,157
China Merchants Bank	1,172,590	5,702,849
	$26,910,956	$20,480,903

Additional information: -
Maximum balance outstanding during the year	$44,902,894	$55,568,497
Finance cost	$1,333,746	$1,133,708
Finance charge per contract (basis points)	5pt	5pt
Weighted average interest rate	2.03%	1.56%

All the above notes payable are secured by either 50% or 100% corresponding restricted cash.  As at December 31, 2008 and 2007, the Group’s cash of approximately $24,712,349 and $19,226,551 were restricted on the such purpose. All the notes payable have terms of six months. Commercial Bank of Zhenzhou had imposed covenant on the Company that not more than 10% of the net profit could be distributed as dividend.  Shanghai Pudong Development Bank imposed covenant on the Company that any transaction which is over 10% of the Company’s net assets must notify the Bank.  For facilities obtained from both banks, 100% of corresponding restricted cash had been pledged.  In the management’s point of view, covenants of both banks do not apply to the Company.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

13.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of December 31, 2008 and 2007:

	2008	2007
	USD	USD

Classified by financial institutions: -
China Citic Bank	$3,664,345	$2,056,315
China Development Bank	4,397,216	-
China Merchants Bank	4,397,216	1,370,877
Commercial Bank of Zhengzhou	7,328,691	6,854,385
Guangdong Development Bank	2,198,607	1,782,140
Minsheng Bank of China Branch in Zhengzhou	1,465,739	-
Shanghai Pudong Development Bank	5,862,953	4,112,631
Zhengzhou City Rural Credit Cooperative	806,156	1,178,955
Zhengzhou City Urban Credit Cooperative	556,980	-
	$30,677,903	$17,355,303

Additional information: -
Maximum balance outstanding during the year	$31,117,626	$17,355,303
Interest paid during the year	$2,430,590	$974,940
Range of interest rate (basis points)	48.67 - 96.5pt	52.2 - 96.0pt
Weighted average interest rate	4.04%	4.14%

All of the above short terms loans are fixed term loans with a period of 12 months or less. These short terms loans are either guaranteed and secured by the Group’s fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou No.2 Iron and Steel Company Limited's land and plant properties, or guaranteed by the Group’s owners or other third parties.

14.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Accrued expenses	$1,142,668	$989,030
Other payables	4,278,620	4,140,392
Other tax payables	873,118	159,749
	$6,294,406	$5,289,171

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY

(a)	Capital

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company.  Authorized common stock of the Company included 50,000 ordinary shares with a $1.00 par value.  Prior to the stock split described below, the Company has 100 shares outstanding. During March 2009, the Company amended its memorandum of association by issuing an additional 29,999,900 increasing the authorized shares to 100,000,000 with no par value.  Additionally prior to the merger with COAC, the Company effected a stock split increasing the total number of shares outstanding to 30,000,000.

(b)	Retained earnings

Retained earnings as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Retained earnings	$5,932,802	$12,879,657
Statutory surplus reserves	1,582,902	1,582,902
	$7,515,704	$14,462,559

In accordance with PRC Company Law, the Group is required to allocate at least 10% of the profit of its PRC operating Company to the statutory surplus reserve.  Appropriation to the statutory surplus reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve.  Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders.  The appropriation is required until the statutory surplus reserve reaches 50% of the owners’ equity.  This statutory surplus reserve is not distributable in the form of cash dividends.

As the statutory surplus reserve has reached 50% of the owners' equity in 2005, the Group ceased to allocate.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

16.	DIVIDENDS DECLARED

	2008	2007
	USD	USD
Dividend in respect of the previous financial year declared	$24,501,225	$16,134,445
Interim dividend in respect of the current financial year declared	17,680,106	-
Final dividend in respect of the current financial year declared	9,675,165	-
Total dividends declared	$51,856,496	$16,134,445

Less: dividends allocated to minority interests	23,325,052	7,257,273

	$28,531,444	$8,877,172

Dividend paid	$42,254,947	$16,134,445

Less: dividends paid to minority interests	19,006,275	7,257,273
	$23,248,672	$8,877,172

17.	INCOME TAXES

All of the Group’s income is generated in the PRC.

	2008	2007
	USD	USD

Current income tax expense	$11,869,735	$11,421,638

The Group’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2008 and 2007 are as follows:-

	2008	2007
	USD	USD

Income before tax	$47,375,268	$35,071,772

Expected PRC income tax expense at statutory tax rate of 25% (2007: 33%)	$11,843,817	$11,573,684
Income not subject to tax	77,518	-
Effect on exchange rate	(51,600)	(152,046)
Actual income tax expense	$11,869,735	$11,421,638

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in the future.

No deferred taxation has been provided as the effect of all temporary differences is immaterial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

18.	SUNDRY INCOME

Sundry income as of December 31, 2008 and 2007 consists of the following:-

	2008	2007
	USD	USD

Local government subsidy	$79,365	$-
Transferred from receipts in advance and accounts payable	71,605	16,165
Others	4,717	-
	$155,687	$16,165

During the year of 2008, the Group received a special one time subsidy from local government amounting to $79,365 as a subsidy for its advance technology in manufacturing precision steel mill flat-rolled products. This subsidy is not a continuing nature, it depends on the local government's policy announced within a valid period.  $71,605 was the waived miscellaneous balance of receipts in advance and accounts payable. The balance was not refunded or paid and was agreed by both parties.

19.	RELATED PARTY TRANSACTIONS

In 2004, the Company’s subsidiary entered into a rental agreement for land use right with Zhengzhou No.2 Iron and Steel Company Limited, the former owner of the subsidiary with the period from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou No.2 Iron and Steel Company Limited for the years ended December 31, 2008 and 2007 were $8,781 and $8,016 respectively.

20.	SIGNIFICANT CONCENTRATIONS

Three customers with sales amount over 5% for the year accounted for 20.79% of net sales for the year ended December 31, 2008. These major customers with sales amount over 5% for the year are different from the year 2007.

All of the Group's suppliers are located in the PRC. Four suppliers represented 86% and 64% of total purchase for the years ended December 31, 2008 and 2007 respectively.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

21.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $23,200 (RMB160,900) for the year ended December 31, 2008. The total future minimum lease payments under non-cancellable operating leases in respect of premises as of December 31, 2008 are payable as follows:-

	Land use right	Reservoir rental	Total
	USD	USD	USD
December 31
2009	$8,781	$14,419	$23,200
2010	9,660	14,419	24,079
2011	10,626	14,419	25,045
2012	11,688	14,419	26,107
2013	12,857	14,419	27,276
Over five years	395,637	72,095	467,732
	$449,249	$144,190	$593,439

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 27,066 m2 to the Group for use. The rental period is from January 1, 2005 to December 31, 2027.  Annual rental paid for the land use right was $8,781 (RMB60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will increase by 10% annually from 2010 onwards.

22.	SUBSEQUENT EVENT

On March 17, 2009, the Company consummated a merger with China Opportunity Acquisition Corp. (“COAC”).  Under the terms of the merger agreement, the Company is the surviving entity and registered its shares pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.  Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of the Company’s ordinary shares.

HENAN GREEN COMPLEX MATERIALS CO., LTD
REPORT AND FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	F-25

Balance Sheets	F-26

Statements of Income	F-27

Statements of Changes in Stockholder's Equity	F-28

Statements of Cash Flows	F-29 – F-30

Notes to the Financial Statements	F-31 – F-45

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
HENAN GREEN COMPLEX  MATERIALS CO., LTD

We have audited the accompanying balance sheets of Henan Green Complex Materials Co., Ltd (the “Company”) as of December 31, 2008, 2007 and 2006, and the related statements of income, stockholder’s equity, and cash flows for each of the years in the three years ended. Henan Green Complex Materials Co., Ltd’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henan Green Complex Materials Co., Ltd as of December 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED

Hong Kong, the People’s Republic of China,
July 13, 2009

HENAN GREEN COMPLEX MATERIALS CO., LTD
BALANCE SHEETS
(IN US DOLLARS)

	December 31	December 31	December 31
	2008	2007	2006
Assets

Current assets
Cash	$42,622,404	$218,351	804,160
Restricted cash	24,712,349	19,226,551	27,562,435
Accounts receivable	10,304,724	10,176,454	5,738,889
Inventories	3,554,313	8,660,623	8,511,003
Due from former owners	-	25,126,394	17,922,725
Prepayments and other deposits	11,558,937	10,609,492	8,126,524
Other receivables	1,265,797	635,418	156,544

Total current assets	94,018,524	74,653,283	68,822,280

Non-current assets
Property, plant and equipment, net	19,941,521	15,816,962	15,679,581
Land use right, net	1,416,220	1,346,895	1,280,562

Total non-current assets	21,357,741	17,163,857	16,960,143

Total assets	$115,376,265	$91,817,140	85,782,423

Liabilities and stockholder’sh equity

Current liabilities
Accounts payable	$5,339,350	$5,886,523	5,963,252
Notes payable	26,910,956	20,480,903	35,487,756
Short term loans	30,677,903	17,355,303	1,948,657
Income tax payable	2,188,677	2,596,687	5,302,748
Customers deposits	17,484,708	8,448,965	5,806,175
Accrued liabilities and other payables	6,294,406	5,289,171	122,371
Dividend payable	9,601,549	-	-
Due to former owners	-	61,688	8,149,562

Total current liabilities	98,497,549	60,119,240	62,780,521

Non-current liabilities
Land use right payable, net	28,521	154,125	458,590

Total non-current liabilities	28,521	154,125	458,590

Total liabilities	98,526,070	60,273,365	63,239,111

Stockholder's equity
Registered capital	3,335,043	3,335,043	3,335,043
Retained earnings	9,935,041	26,286,004	18,770,315
Accumulated other comprehensive income	3,580,111	1,922,728	437,954

Total stockholder's equity	16,850,195	31,543,775	22,543,312

Total liabilities and stockholder's equity	$115,376,265	$91,817,140	$85,782,423

See notes to financial statements.

HENAN GREEN COMPLEX MATERIALS CO., LTD
STATEMENTS OF INCOME
(IN US DOLLARS)

	For the year ended December 31
	2008	2007	2006

Revenue	$196,264,731	$139,649,209	$99,016,829

Cost of revenue	(142,407,995)	(100,577,079)	(72,653,972)

Gross profit	53,856,736	39,072,130	26,362,857

General and administrative expenses	(3,431,745)	(2,766,623)	(1,998,972)
Selling and marketing expenses	(831,108)	(534,468)	(470,706)
Total operating expenses	(4,262,853)	(3,301,091)	(2,469,678)

Operating income	49,593,883	35,771,039	23,893,179

Other income and (expense)
Interest income	1,395,121	1,432,019	1,068,434
Interest expenses	(3,769,423)	(2,147,451)	(1,312,256)
Sundry income	155,687	16,165	12

Income before income taxes	47,375,268	35,071,772	23,649,369

Income tax expense	(11,869,735)	(11,421,638)	(7,770,317)

Net income	$35,505,533	$23,650,134	$15,879,052

See notes to financial statements.

HENAN GREEN COMPLEX MATERIALS CO., LTD
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(IN US DOLLARS)

		Accumulated Other		Total
	Registered	Comprehensive	Retained	Stockholder's
	Capital	Income	Earnings	Equity

Balance, December 31, 2005	$3,335,043	$(46,683)	$10,355,341	$13,643,701

Net income			15,879,052	15,879,052
Foreign currency translation		484,637		484,637
Dividend declared			(7,464,078)	(7,464,078)

Balance, December 31, 2006	3,335,043	437,954	18,770,315	22,543,312

Net income			23,650,134	23,650,134
Foreign currency translation		1,484,774		1,484,774
Dividend declared			(16,134,445)	(16,134,445)

Balance, December 31, 2007	3,335,043	1,922,728	26,286,004	31,543,775

Net income			35,505,533	35,505,533
Foreign currency translation		1,657,383		1,657,383
Dividend declared			(51,856,496)	(51,856,496)

Balance, December 31, 2008	$3,335,043	$3,580,111	$9,935,041	$16,850,195

See notes to financial statements.

HENAN GREEN COMPLEX MATERIALS CO., LTD
STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31
	2008	2007	2006

Cash flows from operating activities:
Net income	$35,505,533	$23,650,134	$15,879,052

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	2,447,626	2,156,130	1,815,676
Amortization of land use right	30,280	27,641	26,388
Gain on disposal of property, plant and equipment	-	(16,133)	-

Changes in assets and liabilities:
Accounts receivable	(128,270)	(4,400,574)	(4,933,521)
Inventories	5,106,310	(149,620)	(2,228,217)
Prepayments and other deposits	(949,445)	(2,482,968)	(450,784)
Other receivables	(630,379)	(478,874)	129,314
Accounts payable	(547,173)	(76,729)	(673,911)
Income tax payable	(408,010)	648,030	979,876
Customers deposit	9,035,743	3,146,217	2,298,352
Accrued liabilities and other payables	1,005,235	(517,004)	4,562,754

Net cash provided by operating activities	50,467,450	21,506,250	17,404,979

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(6,572,185)	(2,277,378)	(4,083,230)
Change in restricted cash	(5,485,798)	8,335,884	21,260,491
Proceeds from/(to) former owners	25,126,394	(7,203,669)	(11,209,137)

Net cash provided by (used in) investing activities	13,068,411	(1,145,163)	5,968,124

HENAN GREEN COMPLEX MATERIALS CO., LTD
STATEMENTS OF CASH FLOWS (.../Cont'd)
(IN US DOLLARS)

	For the year ended December 31
	2008	2007	2006

Cash flows from financing activities:
Repayment of term loans	(26,662,742)	(5,887,615)	(4,404,828)
Proceeds from term loans	39,985,342	15,093,356	10,584,179
Proceeds from notes payable	6,430,053	(15,006,853)	(22,009,057)
Dividend paid	(42,254,947)	(16,134,445)	(7,464,078)
Land use right payable	(125,604)	(304,465)	(59,226)
Due to former owners	(61,688)	(60,683)	(90,047)

Net cash provided by/(used in) financing activities	(22,689,586)	(22,300,705)	(23,443,057)

Net increase/(decrease) in cash	40,846,275	(1,939,618)	(69,954)

Effect on change of exchange rates	1,557,778	1,353,809	396,404

Cash as of January 1	218,351	804,160	477,710

Cash as of December 31	$42,622,404	$218,351	$804,160

Supplemental disclosures of cashflow and non-cash information:

Cash paid during the year:
Interest paid	$3,769,423	$2,147,451	$1,312,256
Income tax paid	$12,277,745	$10,930,112	$6,841,773

Non - cash item:
Transfer of prepayments and other deposits to property, plant and equipment	$2,288,337	$-	$-

See notes to financial statements.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Henan Green Complex Materials Co., Ltd (the "Company") is a China-based company that processes and sells steel mill flat-rolled products which are extensively used in the manufacturing industry throughout mainland China.  The Company conducts business directly with its customers in the People's Republic of China (PRC).

The Company was incorporated on December 31, 2000 with total registered capital Renminbi 26,000,000. Zhengzhou No.2 Iron and Steel Company Limited contributed fixed assets of Renminbi 20,000,000 holding 76.93% of the total ownership. Other owners, Lu Baiwang held 11.54%, Yue Tiansui held 3.85%, Bai Zhensheng held 1.92%, Ren Shouze held 1.92%, Jiao Dahong held 1.92% and Li Xinhong held 1.92%.

In February 2005, Jiao Dahong and Li Xinhong sold their ownership to Lu Yi and Zhang Qihong. All other owner’s ownership remains unchanged.

In December 2006, Zhengzhou No.2 Iron and Steel Company Limited sold all of its ownership, Lu Baiwang and Yue Tiansui sold part of their ownership. Lu Mingwang became the principal owner holding 40% of the total ownership. Other owners, Ren Shouze held 10%, Lu Baiwang held 9.53%, Liu Bingshen held 7.41%, Chen Zheyu held 7.26%, Zhang Shuiping held 6.95%, Lu Yi held 5.49%, Zhang Qihong held 3.57%, Bai Zhensheng held 3.4%, Yue Tiansui held 3%, Miao Yanchao held 1.7%, Qu Liyong held 1.19% and Xu Maotong held 0.5%.

On August 7, 2008, the Company changed from a joint stock company to a company with limited liability.  Wealth Rainbow Development Limited ("Wealth Rainbow") was formed on March 1, 2007 by Lu's family as the Company. On October 21, 2008, the Company became a wholly foreign owned enterprise. When all of the shares of the Company were acquired by Wealth Rainbow pursuant to the transfer agreement. Subsequent to the share transfer, Wealth Rainbow becomes the sole shareholder of the Company. The principal activity of  Wealth Rainbow is to hold its interest in Henan Green.

Golden Green Enterprises Limited ("Golden Green") was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company, the shareholder is Ms. Lu Yuying.  Wealth Rainbow entered into an agreement with Golden Green in which all of the shares of Wealth Rainbow were transferred to Golden Green on November 28, 2008 in exchange for all the shares of Golden Green.  The principal activity of Golden Green is investment holding.  Golden Green owns 100% equity interests directly and indirectly, in its subsidiaries, Wealth Rainbow and Henan Green Complex Materials Co., Ltd.

Golden Green and its subsidiary, Wealth Rainbow, did not have any significant operations during the period of 2008.  These financial statements only reflected the operations of Henan Green Complex Materials Co., Ltd for the years ended December 31, 2008, 2007 and 2006.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") ..  The preparation of the financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

(b)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2008, 2007 and 2006 of Renminbi to one US dollar were 6.8225, 7.2946 and 7.8041 respectively; average rates for the year-end December 31, 2008, 2007 and 2006 were 6.9351, 7.5973 and 7.9579 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of December 31, 2008, 2007 and 2006, the accumulated foreign currency translation gain was $3,580,111, $1,922,728 and $437,954 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(c)	Cash

Cash represents cash in bank and cash on hand.

The Company considers all highly liquid investments with original maturities of three months or less to be cash.  The Company maintains bank accounts in the PRC.

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts.  The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.  The Company has historically been able to collect all of its receivable balances, and accordingly, 2% allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectibles. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure to its customers.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(e)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel.  Cost is determined using the weighted average cost method.  In the case of work in process and finished goods comprise of direct materials, direct labor and an appropriate proportion of  overheads.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed. Government subsidies received reduce the cost of construction.

The estimated useful lives of the assets are as follows:

Years

Land use right	50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Under Statement of Financial Accounting Standards (SFAS) No. 142, " Goodwill and Other Intangible Assets", land use right is classified as definite lived intangible asset and amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 50 years.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(h)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized as at December 31, 2008, 2007 and 2006.

(i)	Fair Value Accounting

Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or a liability. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2") "Effective Date of FASB Statement No. 157", which amended SFAS 157 to defer the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. In accordance with FSP 157-2, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. The application of SFAS 157 in situations where that market for a financial asset is not active was clarified by the issuance of Financial Accounting Standards Board Staff Position 157-3. "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3") in October 2008. FSP 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair values of its financial assets.

(j)	Revenue recognition

The Company generates revenue primarily from sales of steel mill flat-rolled products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectibility is reasonably assured.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(k)	Income taxes

The Company accounts for income taxes under Financial Accounting Standards Board (FASB) No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

Management has elected to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in accordance with FASB Staff Position No. 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Companies". The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5 "Accounting for Contingencies". Under that Statement, if it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. As of December 31, 2008, 2007 and 2006, there were no amounts that had been accrued with respect to uncertain tax positions.

(l)	Comprehensive income

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income".  This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments.

Comprehensive income consists of the following for the years ending December, 31:

	2008	2007	2006
	USD	USD	USD

Net income	$35,505,533	$23,650,134	$15,879,052
Other comprehensive income
- Foreign currency translation adjustments	1,657,383	1,484,774	484,637
Total comprehensive income	$37,162,916	$25,134,908	$16,363,689

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(m)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Company has not recognized a liability for product liability claims.

(n)	Segment information

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Company has only one segment, all of the Company's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

(o)	Recently issued accounting standards

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 142-3  ("FSP 142-3") "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on our financial statements.

In May 2008, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 162 ("FAS 162"), “The Hierarchy of Generally Accepted Accounting Principles”. Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the Financial Accounting Standards Board. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." FAS 162 will not impact the Company's financial statements.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (.../Cont'd)

(o)	Recently issued accounting standards (…/Cont'd)

In December 2008, the Financial Accounting Standards Board (FASB) issued Financial Staff Position  No. 132(R)-1 ("FSP No. 132(R)-1"), "Employers’ Disclosures about Postretirement Benefit Plan Assets,". FSP No. 132(R)-1 amends the Financial Accounting Standards Board (FASB) No. 132 to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required focus on disclosures of fair value by category of plan assets. This Financial Staff Position is effective for fiscal years ending after December 15, 2009. The Company does not expect a material impact on its financial statements when these additional provisions are adopted.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	CASH

Cash represents cash in bank and cash on hand.  Cash as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Bank balances and cash	$67,334,753	$19,444,902	$28,366,595
Less: Restricted cash	(24,712,349)	(19,226,551)	(27,562,435)
	$42,622,404	$218,351	$804,160

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at December 31, 2008, 2007 and 2006, the Company's cash of approximately $24,712,349, $19,226,551 and $27,562,435, were restricted  and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $26,910,956, $20,480,903 and $35,487,756 of notes payable for the years ended December 31, 2008, 2007 and 2006, respectively.  It can only be released at the expiration date of corresponding notes payable.

4.	ACCOUNTS RECEIVABLE

The Company performs ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of December 31 2008, 2007 and 2006, the provision on accumulated allowance for doubtful accounts was $126,790, $86,384 and $44,733 respectively.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

5.	INVENTORIES

Inventories as of  December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Raw materials	$936,280	$4,763,939	$3,295,859
Work-in-process	1,378,067	1,310,691	2,610,004
Finished goods	1,239,966	2,585,993	2,605,140
	$3,554,313	$8,660,623	$8,511,003

6.	DUE FROM/(TO) FORMER OWNERS

Amounts due from/(to) former owners are unsecured, non-interest bearing and with no fixed repayment terms. As at December 31, 2008, the balance of due from/(to) former owners  was zero as amounts were fully settled in the fourth quarter of 2008.

7.	PREPAYMENTS AND OTHER DEPOSITS

Prepayments and other deposits as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Prepaid purchases	$10,896,840	$10,609,492	$8,126,524
Prepaid machinery deposit	637,882	-	-
Prepaid general expenses	24,215	-	-
	$11,558,937	$10,609,492	$8,126,524

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers.

8.	OTHER RECEIVABLES

Other receivables as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Other receivables
- Advances to staff	$381,224	$156,404	$95,706
- Others	884,573	479,014	60,838
	$1,265,797	$635,418	$156,544

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of  December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Buildings	$5,000,219	$2,525,743	$2,360,847
Leasehold land improvement	20,183	18,877	14,799
Plant machinery and equipment	22,769,678	20,232,099	18,390,105
Vehicles	1,615,780	842,294	852,076
Office equipment	139,189	223,123	155,651
Construction in progress	1,233,938	364,666	156,669
	30,778,987	24,206,802	21,930,147

Accumulated depreciation	(10,837,466)	(8,389,840)	(6,250,566)
	$19,941,521	$15,816,962	$15,679,581

Construction in progress consists of the construction of a research and development centre ("R&D centre") and buildings of staff accommodation on 300 acres land. The total construction in progress as at December 31, 2008 was $1,233,938. $474,703 was the cost incurred net of government subsidies of $230,710 of R&D centre during the period from July 2008 to December 2008. The R&D centre is estimated to be completed in 2009 with total estimated cost of $2,198,608.

Buildings of staff accommodation consist of the constructions of drainage system and related facilities, side pavement and building of stores and building management centre. $494,790 was the cost incurred during the period from July 2008 to December 2008.  These buildings of staff accommodation are estimated to be completed in 2009 with total estimated cost of $879,443.

$264,445 was the cost incurred to install a production line during the period from July 2008 to December 2008, the installation of production line is estimated to be completed in 2009 with total estimated cost of $3,078,051.

No depreciation has been provided for construction in progress.

10.	LAND USE RIGHT

Land use right as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Land use right, net	$1,416,220	$1,346,895	$1,280,562

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

10.	LAND USE RIGHT (…/Cont'd)

Land use right represents prepaid lease payments to the local government for land use right held for a period of 50 years from July 9, 2004 to June 30, 2054 in Zhengzhou, People's Republic of China. Land use right payable as at  December 31, 2008 and 2007 were $28,521 and $154,125 respectively.

Land use right is amortized using the straight-line method over the lease term of 50 years.  The amortization expense for the years ended December 31, 2008, 2007 and 2006 were $30,280, $27,641 and $26,388 respectively.

11.	NOTES PAYABLE

Notes payable as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Classified by financial institutions: -
China Citic Bank	$5,862,953	$3,194,143	$13,826,065
Zhengzhou City Rural Credit Cooperative	-	-	2,562,755
Commercial Bank of Zhengzhou	2,711,616	411,263	11,429,889
Guangdong Development Bank	6,903,628	2,330,491	640,688
Shanghai Pudong Development Bank	10,260,169	8,842,157	4,869,235
China Merchants Bank	1,172,590	5,702,849	2,159,124
	$26,910,956	$20,480,903	$35,487,756

Additional information: -
Maximum balance outstanding during the year	$44,902,894	$55,568,497	$59,457,304
Finance cost	$1,333,746	$1,133,708	$888,520
Finance charge per contract (basis points)	5 pt	5 pt	5 pt
Weighted average interest rate	2.03%	1.56%	1.24%

All the above notes payable are secured by either 50% or 100% corresponding restricted cash.  As at December 31, 2008, 2007 and 2006, the Company's cash of approximately $24,712,349, $19,226,551 and $27,562,435 were restricted on the such purpose. All the notes payable have terms of six months.  Commercial Bank of Zhenzhou had imposed covenant on the Company that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company that any transaction which is over 10% of the Company’s net assets must notify the Bank.  For facilities obtained from both banks, 100% of corresponding restricted cash had been pledged.  In the management’s point of view, covenants of both banks do not apply to the Company.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

12.	TERM LOANS

In order to provide working capital for operations, the Company entered into the following short term loan agreements as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	USD	USD	USD

Classified by financial institutions: -
China Citic Bank	$3,664,345	$2,056,315	$-
China Development Bank	4,397,216	-	-
China Merchants Bank	4,397,216	1,370,877	1,281,378
Commercial Bank of Zhengzhou	7,328,691	6,854,385	3,203,444
Guangdong Development Bank	2,198,607	1,782,140	640,688
Minsheng Bank of China Branch in Zhengzhou	1,465,739	-	-
Shanghai Pudong Development Bank	5,862,953	4,112,631	1,922,067
Zhengzhou City Rural Credit Cooperative	806,156	1,178,955	1,101,985
Zhengzhou City Urban Credit Cooperative	556,980	-	-
	$30,677,903	$17,355,303	8,149,562

Additional information: -
Maximum balance outstanding during the year	$31,117,626	$17,355,303	$8,149,562
Interest paid during the year	$2,430,590	$974,940	$340,761
Range of interest rate (basis points)	48.67 - 96.5pt	52.2 - 96.0pt	52.2 - 96.0pt
Weighted average interest rate	4.04%	4.14%	2.67%

All of the above short terms loans are fixed term loans with a period of 12 months or less. These short terms loans are either guaranteed and secured by the Company's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou No.2 Iron and Steel Company Limited's land and plant properties, or guaranteed by the Company's former owners or other third parties.

13.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Accrued expenses	$1,142,668	$989,030	$668,235
Other payables	4,278,620	4,140,392	4,786,520
Other tax payables	873,118	159,749	351,420
	$6,294,406	$5,289,171	$5,806,175

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

14.	STOCKHOLDER'S EQUITY AND RETAINED EARNINGS

(a)           Registered capital

The Company was incorporated on December 31, 2000. The registered capital of the Company is $3,335,043 originally contributed by thirteen natural persons.

(b)           Retained earnings

Retained earnings as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Retained earnings	$8,352,139	$24,703,102	$17,187,413
Statutory surplus reserves	1,582,902	1,582,902	1,582,902
	$9,935,041	$26,286,004	$18,770,315

In accordance with PRC Company Law,  the Company is required to allocate at least 10% profit to the statutory surplus reserve.  Appropriation to the statutory surplus reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory surplus reserve.  Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders.  The appropriation is required until the statutory surplus reserve reaches 50% of the owners’ equity.  This statutory surplus reserve is not distributable in the form of cash dividends.

As the statutory surplus reserve has reached 50% of the owners' equity in 2005, the Company ceased to allocate.

15.	DIVIDEND DECLARED

	2008	2007	2006
	USD	USD	USD
Dividend in respect of the previous
financial year declared	$24,501,225	$16,134,445	$7,464,078
Interim dividend in respect of the current
financial year declared	17,680,106	-	-
Final dividend in respect of the current
financial year declared	9,675,165	-	-
	$51,856,496	$16,134,445	$7,464,078

Dividend paid	$42,254,947	$16,134,445	$7,464,078

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

16.	INCOME TAXES

All of the Company's income is generated in the PRC.

	2008	2007	2006
	USD	USD	USD

Current income tax expense	$11,869,735	$11,421,638	$7,770,317

The Company's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Company changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	USD	USD	USD

Income before tax	$47,375,268	$35,071,772	$23,649,369

Expected PRC income tax expense at statutory
tax rate of 25% (2007 & 2006: 33%)	$11,843,817	$11,573,684	$7,804,291
Income not subject to tax	77,518	-	-
Effect on exchange rate	(51,600)	(152,046)	(33,974)
Actual income tax expense	$11,869,735	$11,421,638	$7,770,317

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in the future.

No deferred taxation has been provided as the effect of all temporary differences is immaterial.

17.	SUNDRY INCOME

Sundry income as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Local government subsidy	$79,365	$-	$-
Transferred from receipts in advance
and accounts payable	71,605	16,165	-
Others	4,717	-	12
	$155,687	$16,165	$12

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

17.	SUNDRY INCOME (…/Cont'd)

During the year of 2008, the Company received a special one time subsidy from local government amounting to $79,365 as a subsidy for its advance technology in manufacturing precision steel mill flat-rolled products. This subsidy is not a continuing nature,  it depends on the local government's policy announced within a valid period.  $71,605 was the waived miscellaneous balance of  receipts in advance and accounts payable. The balance was not refunded or paid and was agreed by both parties.

18.	RELATED PARTY TRANSACTIONS

In 2004, the Company entered into a rental agreement for land use right with Zhengzhou No.2 Iron and Steel Company Limited, the previous owner of the Company with the period from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou No.2 Iron and Steel Company Limited for the years ended December 31, 2008, 2007 and 2006 were $8,781, $8,016 and $7,653 respectively.

19.	SIGNIFICANT CONCENTRATIONS

Three customers with sales amount over 5% for the year accounted for 20.79% of net sales for the year ended December 31, 2008. These major customers with sales amount over 5% for the year are different from the year 2007.  There are no other major customers with sales amount over 5% for the years ended December 31, 2006.

All of the Company's suppliers locate in the PRC. Four suppliers represented 86%, 64% and 47% of total purchase for the years ended December 31, 2008, 2007 and 2006 respectively.

20.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $23,200 (RMB160,900) for the year ended December 31, 2008. The total future minimum lease payments under non-cancellable operating leases in respect of premises as of December 31, 2008 are payable as follows:

December, 31	Land use right	Reservoir rental	Total

2009	$8,781	$14,419	$23,200
2010	9,660	14,419	24,079
2011	10,626	14,419	25,045
2012	11,688	14,419	26,107
2013	12,857	14,419	27,276
Over five years	395,637	72,095	467,732
	$449,249	$144,190	$593,439

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 27,066 m2 to the Company for use. The rental period is from January 1, 2005 to December 31, 2027. Annual rental paid for the land use right was $8,781 (RMB60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will  increase by 10% annually from 2010 onwards.

HENAN GREEN COMPLEX MATERIALS CO., LTD
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARAS ENDED DECEMBER 31, 2008 , 2007 AND 2006
(IN US DOLLARS)

21.	POST BALANCE SHEET EVENT

On March 17, 2009, the ultimate shareholder of Golden Green Enterprises Limited (“BVICo”) consummated a reverse merger with China Opportunity Acquisition Corp (“COAC”).  Under the terms of the merger agreement, BVICo is the surviving entity and registered its shares pursuant to a registration statement filed with the U.S Securities and Exchange Commission.   Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of BVICo's ordinary shares.