Form 20-F/A
period 2008-12-31
Golden Green Enterprises Ltd.
filed 2009-10-20
CIK 1449801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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
 ☐Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☐Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

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
☐Yes       ☒ No

EXPLANATORY NOTE

Golden Green Enterprises Limited (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Annual Report”) with the Securities and Exchange Commission on July 15, 2009.  This Amendment No. 1 to the Annual Report (the “Amendment”) is filed solely to address the following items:

•
to disclose as a related party transaction under Item 7 Major Shareholders and Related Party Transactions, the obligations of the Company to pay two of the Company’s original shareholders an aggregate $5 million if 75% of the Company’s outstanding warrants are exercised at a price of at least $5.00 per share, pursuant to an Agreement of Merger and Plan of Reorganization, or the Merger Agreement, with China Opportunity Acquisition Corporation;

•
to supplement Item 15T of the Annual Report to include disclosure as to why the management believed that the Company properly omitted from the Annual Report a report of management’s assessment regarding internal control over financial report or an attestation report of the Company’s registered public accounting firm; and

•	to correct a clerical error which resulted in the misplacement of certain numbers in the balance sheets of Henan Green Complex Materials Co., Ltd. as of December 31, 2006.

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, or the Exchange Act, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment.  This Amendment also includes a new Exhibit 15.1, which contains the consent of PricewaterhouseCoopers LLP with respect to this Amendment.  This Amendment speaks as of the date of the initial filing of the Annual Report, except for the certifications referenced above.  Other than as described above, this Amendment does not, and does not purport to, amend, update or restate the information in the Annual Report or reflect any events that have occurred after the Annual Report was filed.

PART II

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Prior Issuances

In August 2006, COAC issued 1,500,000 shares of its common stock, or the Original Shares, to the individuals set forth below for an aggregate of $25,000 in cash, at a purchase price of approximately $0.009 per share, as follows:

Shareholders	Number of Shares	Relationship to COAC
Harry Edelson	1,130,000	Chairman of the Board and Chief Executive Officer
Nicholas Puro	70,000	President, Secretary and Director
Barry M. Shereck	70,000	Chief Financial Officer and Director
Rose-Marie Fox	70,000	Director
Bailin Zheng	60,000	Special Advisor
Daxi Li	60,000	Special Advisor
China Investment Group LLC	40,000	Special Advisor

In November 2006, Mr. Zheng transferred 60,000 Original Shares to Shengyun Qiu, our former special advisor, for $0.0167 per share (for a purchase price of $1,000).  Mr. Zheng is no longer our special advisor.  In February 2007, Mr. Edelson transferred 30,000 Original Shares to Ms. Fox for $0.0167 per share (for a purchase price of $500).

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

These purchases took place on a private placement basis simultaneously with the consummation of the IPO.  The Insider Warrants are identical to our other warrants except that if we call the warrants for redemption, the Insider Warrants will not be redeemable by us so long as they are held by these purchasers or their affiliates.  The Insider Warrants will be redeemable, at our option, at a price of $.01 per warrant upon 30 days’ notice after the Insider Warrants become exercisable, only in the event that the last sale price of our ordinary shares is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

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

Other Transactions

Oasis Green Investments Limited and Plumpton Group Limited are also entitled under the Merger Agreement to receive an aggregate of $5 million in the event at least 75% of our outstanding warrants are exercised at an exercise price not less than $5.00 per share.  In such an event, we would receive approximately $86 million and we would be obligated to pay $5 million in the aggregate to Oasis Green Ivnestments Limited, which is owned by Ms. Yuying Lu, the daughter of our Chairman and CEO, Mr. Mingwang Lu, and Plumpton Group Limited, one of our Original Shareholders.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(e) and 15d-15(e) under the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We excluded management’s report on internal control over financial reporting for fiscal year ended December 31, 2008 from this Annual Report on From 20-F because of the following reasons:

On March 17, 2009, China Acquisition Opportunity Corporation, or COAC, completed a merger transaction in which it merged with and into Golden Green Enterprises Limited, or Golden Green.

Prior to its merger with COAC on March 17, 2009, Golden Green was a private, non-reporting company and was not subject to the Exchange Act, particularly the requirement to provide management’s assessment of internal control over financial reporting as required by Item 308(a) of Regulation S-K.  Accordingly, no such report had been prepared by Golden Green’s management for the fiscal year ended December 31, 2008 which is the subject of this Annual Report on Form 20-F.

For the entire 2008 fiscal year and until the merger with Golden Green, COAC was a special purpose acquisition company which engaged in limited business operations as its primary business objective was focused on finding a business combination partner.  Even though COAC was subject to the reporting requirements of the Exchange Act during the fiscal year ended December 31, 2008, its assets, liabilities and operations materially changed when it merged on March 17, 2009 with Golden Green, an operating company with considerable assets, liabilities and ongoing operations.

Accordingly, we have excluded from this Annual Report on Form 20-F management’s report on internal control over financial reporting for fiscal year ended December 31, 2008 because such report, if applicable only to COAC as of the end of the 2008 fiscal year, could be misleading to readers as it would not reflect the combined business enterprise with its current business operations.  Moreover, due to the relatively short time frame between the March 17, 2009 merger of COAC and Golden Green and the date on which this Annual Report was due (June 30, 2009), it was not possible for management to undertake a meaningful assessment of internal control over financial reporting in a manner that would be useful to readers.  Because our current accounting department is relatively new to U.S. GAAP and the related internal control procedures required of U.S. public companies, we believe it would have taken at least six months if we had undertaken such an assessment in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.  Accordingly, for the foregoing reasons, we have excluded management’s assessment of internal control over financial reporting consistent with the guidance set forth in Section 215.02 of the SEC’s Compliance and Disclosure Interpretations for Regulation S-K.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 18. FINANCIAL STATEMENTS

The following consolidated financial statements are included in this annual report:

(1) Audited Consolidated Financial Statements for the Years Ended December 31, 2008 and 2007 of Golden Green Enterprises Limited; and

(2) Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006 of Henan Green Complex .

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

4.15***	English Translation of Form of Labor Contract for all employees of Henan Green, including executive officers.

8.1***	List of Subsidiaries

11.1***	Code of Ethics

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to our Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 23, 2009.

** Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-155312-01) filed with the Securities and Exchange Commission, as declared effective on February 17, 2009.
*** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN GREEN ENTERPRISES LIMITED

/s/ Mingwang Lu
Mingwang Lu
October 20, 2009	Chief Executive Officer

GOLDEN GREEN ENTERPRISES LIMITED
REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Income	F-4

Consolidated Statements of Changes in Stockholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6 – F-7

Notes to the Consolidated Financial Statements	F-8 – F-23

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

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31	December 31
	2008	2007
Assets
Current assets
Cash	$42,622,404	$218,351
Restricted cash	24,712,349	19,226,551
Accounts receivable, net	10,304,724	10,176,454
Inventories	3,554,313	8,660,623
Due from former owners	—	25,126,394
Prepayments and other deposits	11,558,937	10,609,492
Other receivables	1,266,097	635,718
Total current assets	94,018,824	74,653,583

Non-current assets
Property, plant and equipment, net	19,941,521	15,816,962
Land use right, net	1,416,220	1,346,895

Total non-current assets	21,357,741	17,163,857
Total assets	$115,376,565	$91,817,440

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$5,339,350	$5,886,523
Notes payable	26,910,956	20,480,903
Term loans	30,677,903	17,355,303
Income tax payable	2,188,677	2,596,687
Customers deposits	17,484,708	8,448,965
Accrued liabilities and other payables	6,294,406	5,289,171
Dividend payable	9,601,549	—
Due to former minority owners	4,310,087	—
Due to former owners	—	61,688
Total current liabilities	102,807,636	60,119,240
Non-current liabilities
Land use right payable, net	28,521	154,125
Total non-current liabilities	28,521	154,125
Total liabilities	102,836,157	60,273,365
Minority interest	—	14,188,390

Stockholders’ equity
Common stock, 100,000,000 authorized shares with no par value, 30,000,000 shares issued and outstanding	300	300
Additional paid in capital	6,930,944	1,834,940
Retained earnings	7,515,704	14,462,559
Subscription receivable	(4,310,087)	—
Accumulated other comprehensive income	2,403,547	1,057,886
Total stockholders’ equity	12,540,408	17,355,685
Total liabilities and stockholders' equity	$115,376,565	$91,817,440

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

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY
( IN US DOLLARS)

	Common Stock, with no				Accumulated
	Par Value		Additional		Other	Total
	Number of		Paid-in	Subscription	Comprehensive	Retained	Stockholders'
	Shares	Amount	Capital	receivable	Income	Earnings	Equity
Balance, December 31, 2006	30,000,000	$300	$1,834,940	$—	$240,963	$10,327,427	$12,403,630

Net income	—	—	—	—	—	13,012,304	13,012,304
Foreign currency translation gain	—	—	—	—	816,923	—	816,923
Dividend declared	—	—	—	—	—	(16,134,445)	(16,134,445)
Dividend allocated to minority interest	—	—	—	—	—	7,257,273	7,257,273

Balance, December 31, 2007	30,000,000	300	1,834,940	—	1,057,886	14,462,559	17,355,685

Net income	—	—	—	—	—	21,584,589	21,584,589
Foreign currency translation gain	—	—	—	—	1,345,661	—	1,345,661
Subscription for ordinary shares	—	—	4,310,087	—	—	—	4,310,087
Subscriptions receivable	—	—	—	(4,310,087)	—	—	(4,310,087)
Contribution to capital on purchase of minority interest	—	—	785,917	—	—	—	785,917
Dividend declared	—	—	—	—	—	(51,856,496)	(51,856,496)
Dividend allocated to minority interest	—	—	—	—	—	23,325,052	23,325,052

Balance, December 31, 2008	30,000,000	$300	$6,930,944	$(4,310,087)	$2,403,547	$7,515,704	$12,540,408

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31
	2008	2007

Cash flows from operating activities:
Net income	$21,584,589	$13,012,304

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	2,447,626	2,156,130
Amortization of land use right	30,280	27,641
Gain on disposal of property, plant and equipment	—	(16,133)
Net income attributable to minority interest	13,920,944	10,637,830

Changes in assets and liabilities:
Accounts receivable, net	(128,270)	(4,400,574)
Inventories	5,106,310	(149,620)
Prepayments and other deposits	(949,445)	(2,482,968)
Other receivables	(630,379)	(479,174)
Accounts payable	(547,173)	(76,729)
Income tax payable	(408,010)	648,030
Customers deposit	9,035,743	3,146,217
Accrued liabilities and other payables	1,005,235	(517,004)

Net cash provided by operating activities	50,467,450	21,505,950

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(6,572,185)	(2,277,378)
Changes in restricted cash	(5,485,798)	8,335,884
Proceeds from/(to) former owners	25,126,394	(7,203,669)

Net cash provided by/(used in) investing activities	13,068,411	(1,145,163)

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (.../Cont'd)
(IN US DOLLARS)

	For the year ended December 31
	2008	2007

Cash flows from financing activities:
Proceeds from common stock issued	—	300
Repayment of term loans	(26,662,742)	(5,887,615)
Proceeds from term loans	39,985,342	15,093,356
Proceeds from notes payable	6,430,053	(15,006,853)
Dividends paid	(42,254,947)	(16,134,445)
Land use right payable	(125,604)	(304,465)
Due to former owners	(61,688)	(60,683)

Net cash used in financing activities	(22,689,586)	(22,300,405)

Net increase/(decrease) in cash	40,846,275	(1,939,618)

Effect on change of exchange rates	1,557,778	1,353,809

Cash as of January 1	218,351	804,160

Cash as of December 31	$42,622,404	$218,351

Supplemental disclosures of cash flow and non-cash information:

Cash paid during the year:
Interest paid	$3,769,423	$2,147,451
Income tax paid	$12,277,745	$10,930,112

Non - cash item:
Transfer of prepayments and other deposits to property, plant and equipment	$2,288,337	$—
Acquisition of minority interest with subscription receivable	$4,310,087	$—

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

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

8.	PREPAYMENTS AND OTHER DEPOSITS

Prepayments and other deposits as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Prepaid purchases	$10,896,840	$10,609,492
Prepaid machinery deposit	637,882	—
Prepaid general expenses	24,215	—
	$11,558,937	$10,609,492

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers.

9.	OTHER RECEIVABLES

Other receivables as of December 31, 2008 and 2007 consist of the following:

	2008	2007
	USD	USD

Other receivables
- Advances to staff	$381,224	$156,404
- Others	884,873	479,314
	$1,266,097	$635,718

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

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

13.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of December 31, 2008 and 2007:

	2008	2007
	USD	USD

Classified by financial institutions: -
China Citic Bank	$3,664,345	$2,056,315
China Development Bank	4,397,216	—
China Merchants Bank	4,397,216	1,370,877
Commercial Bank of Zhengzhou	7,328,691	6,854,385
Guangdong Development Bank	2,198,607	1,782,140
Minsheng Bank of China Branch in Zhengzhou	1,465,739	—
Shanghai Pudong Development Bank	5,862,953	4,112,631
Zhengzhou City Rural Credit Cooperative	806,156	1,178,955
Zhengzhou City Urban Credit Cooperative	556,980	—
	$30,677,903	$17,355,303

Additional information: -
Maximum balance outstanding during the year	$31,117,626	$17,355,303
Interest paid during the year	$2,430,590	$974,940
Range of interest rate (basis points)	48.67 - 96.5pt	52.2 - 96.0pt
Weighted average interest rate	4.04%	4.14%

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

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

16.	DIVIDENDS DECLARED

	2008	2007
	USD	USD
Dividend in respect of the previous financial year declared	$24,501,225	$16,134,445
Interim dividend in respect of the current financial year declared	17,680,106	—
Final dividend in respect of the current financial year declared	9,675,165	—
Total dividends declared	$51,856,496	$16,134,445

Less: dividends allocated to minority interests	23,325,052	7,257,273

	$28,531,444	$8,877,172

Dividend paid	$42,254,947	$16,134,445

Less: dividends paid to minority interests	19,006,275	7,257,273
	$23,248,672	$8,877,172

17.	INCOME TAXES

All of the Group’s income is generated in the PRC.

	2008	2007
	USD	USD

Current income tax expense	$11,869,735	$11,421,638

The Group’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2008 and 2007 are as follows:-

	2008	2007
	USD	USD

Income before tax	$47,375,268	$35,071,772

Expected PRC income tax expense at statutory tax rate of 25% (2007: 33%)	$11,843,817	$11,573,684
Income not subject to tax	77,518	—
Effect on exchange rate	(51,600)	(152,046)
Actual income tax expense	$11,869,735	$11,421,638

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN US DOLLARS)

18.	SUNDRY INCOME

Sundry income as of December 31, 2008 and 2007 consists of the following:-

	2008	2007
	USD	USD

Local government subsidy	$79,365	$—
Transferred from receipts in advance and accounts payable	71,605	16,165
Others	4,717	—
	$155,687	$16,165

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

HENAN GREEN COMPLEX MATERIALS CO., LTD
BALANCE SHEETS
(IN US DOLLARS)

	December 31	December 31	December 31
	2008	2007	2006
Assets

Current assets
Cash	$42,622,404	$218,351	804,160
Restricted cash	24,712,349	19,226,551	27,562,435
Accounts receivable	10,304,724	10,176,454	5,738,889
Inventories	3,554,313	8,660,623	8,511,003
Due from former owners	—	25,126,394	17,922,725
Prepayments and other deposits	11,558,937	10,609,492	8,126,524
Other receivables	1,265,797	635,418	156,544

Total current assets	94,018,524	74,653,283	68,822,280

Non-current assets
Property, plant and equipment, net	19,941,521	15,816,962	15,679,581
Land use right, net	1,416,220	1,346,895	1,280,562

Total non-current assets	21,357,741	17,163,857	16,960,143

Total assets	$115,376,265	$91,817,140	85,782,423

Liabilities and stockholder’sh equity

Current liabilities
Accounts payable	$5,339,350	$5,886,523	5,963,252
Notes payable	26,910,956	20,480,903	35,487,756
Short term loans	30,677,903	17,355,303	8,149,562
Income tax payable	2,188,677	2,596,687	1,948,657
Customers deposits	17,484,708	8,448,965	5,302,748
Accrued liabilities and other payables	6,294,406	5,289,171	5,806,175
Dividend payable	9,601,549	—	—
Due to former owners	—	61,688	1,22,371

Total current liabilities	98,497,549	60,119,240	62,780,521

Non-current liabilities
Land use right payable, net	28,521	154,125	458,590

Total non-current liabilities	28,521	154,125	458,590

Total liabilities	98,526,070	60,273,365	63,239,111

Stockholder's equity
Registered capital	3,335,043	3,335,043	3,335,043
Retained earnings	9,935,041	26,286,004	18,770,315
Accumulated other comprehensive income	3,580,111	1,922,728	437,954

Total stockholder's equity	16,850,195	31,543,775	22,543,312

Total liabilities and stockholder's equity	$115,376,265	$91,817,140	$85,782,423

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

See notes to financial statements.

HENAN GREEN COMPLEX MATERIALS CO., LTD
STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31
	2008	2007	2006

Cash flows from operating activities:
Net income	$35,505,533	$23,650,134	$15,879,052

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	2,447,626	2,156,130	1,815,676
Amortization of land use right	30,280	27,641	26,388
Gain on disposal of property, plant and equipment	—	(16,133)	—

Changes in assets and liabilities:
Accounts receivable	(128,270)	(4,400,574)	(4,933,521)
Inventories	5,106,310	(149,620)	(2,228,217)
Prepayments and other deposits	(949,445)	(2,482,968)	(450,784)
Other receivables	(630,379)	(478,874)	129,314
Accounts payable	(547,173)	(76,729)	(673,911)
Income tax payable	(408,010)	648,030	979,876
Customers deposit	9,035,743	3,146,217	2,298,352
Accrued liabilities and other payables	1,005,235	(517,004)	4,562,754

Net cash provided by operating activities	50,467,450	21,506,250	17,404,979

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(6,572,185)	(2,277,378)	(4,083,230)
Change in restricted cash	(5,485,798)	8,335,884	21,260,491
Proceeds from/(to) former owners	25,126,394	(7,203,669)	(11,209,137)

Net cash provided by (used in) investing activities	13,068,411	(1,145,163)	5,968,124

HENAN GREEN COMPLEX MATERIALS CO., LTD
STATEMENTS OF CASH FLOWS (.../Cont'd)
(IN US DOLLARS)

	For the year ended December 31
	2008	2007	2006

Cash flows from financing activities:
Repayment of term loans	(26,662,742)	(5,887,615)	(4,404,828)
Proceeds from term loans	39,985,342	15,093,356	10,584,179
Proceeds from notes payable	6,430,053	(15,006,853)	(22,009,057)
Dividend paid	(42,254,947)	(16,134,445)	(7,464,078)
Land use right payable	(125,604)	(304,465)	(59,226)
Due to former owners	(61,688)	(60,683)	(90,047)

Net cash provided by/(used in) financing activities	(22,689,586)	(22,300,705)	(23,443,057)

Net increase/(decrease) in cash	40,846,275	(1,939,618)	(69,954)

Effect on change of exchange rates	1,557,778	1,353,809	396,404

Cash as of January 1	218,351	804,160	477,710

Cash as of December 31	$42,622,404	$218,351	$804,160

Supplemental disclosures of cashflow and non-cash information:

Cash paid during the year:
Interest paid	$3,769,423	$2,147,451	$1,312,256
Income tax paid	$12,277,745	$10,930,112	$6,841,773

Non - cash item:
Transfer of prepayments and other deposits to property, plant and equipment	$2,288,337	$—	$—

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

7.	PREPAYMENTS AND OTHER DEPOSITS

Prepayments and other deposits as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Prepaid purchases	$10,896,840	$10,609,492	$8,126,524
Prepaid machinery deposit	637,882	—	—
Prepaid general expenses	24,215	—	—
	$11,558,937	$10,609,492	$8,126,524

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers.

8.	OTHER RECEIVABLES

Other receivables as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Other receivables
- Advances to staff	$381,224	$156,404	$95,706
- Others	884,573	479,014	60,838
	$1,265,797	$635,418	$156,544

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

11.	NOTES PAYABLE

Notes payable as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Classified by financial institutions: -
China Citic Bank	$5,862,953	$3,194,143	$13,826,065
Zhengzhou City Rural Credit Cooperative	—	—	2,562,755
Commercial Bank of Zhengzhou	2,711,616	411,263	11,429,889
Guangdong Development Bank	6,903,628	2,330,491	640,688
Shanghai Pudong Development Bank	10,260,169	8,842,157	4,869,235
China Merchants Bank	1,172,590	5,702,849	2,159,124
	$26,910,956	$20,480,903	$35,487,756

Additional information: -
Maximum balance outstanding during the year	$44,902,894	$55,568,497	$59,457,304
Finance cost	$1,333,746	$1,133,708	$888,520
Finance charge per contract (basis points)	5 pt	5 pt	5 pt
Weighted average interest rate	2.03%	1.56%	1.24%

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

In order to provide working capital for operations, the Company entered into the following short term loan agreements as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	USD	USD	USD

Classified by financial institutions: -
China Citic Bank	$3,664,345	$2,056,315	$—
China Development Bank	4,397,216	—	—
China Merchants Bank	4,397,216	1,370,877	1,281,378
Commercial Bank of Zhengzhou	7,328,691	6,854,385	3,203,444
Guangdong Development Bank	2,198,607	1,782,140	640,688
Minsheng Bank of China Branch in Zhengzhou	1,465,739	—	—
Shanghai Pudong Development Bank	5,862,953	4,112,631	1,922,067
Zhengzhou City Rural Credit Cooperative	806,156	1,178,955	1,101,985
Zhengzhou City Urban Credit Cooperative	556,980	—	—
	$30,677,903	$17,355,303	8,149,562

Additional information: -
Maximum balance outstanding during the year	$31,117,626	$17,355,303	$8,149,562
Interest paid during the year	$2,430,590	$974,940	$340,761
Range of interest rate (basis points)	48.67 - 96.5pt	52.2 - 96.0pt	52.2 - 96.0pt
Weighted average interest rate	4.04%	4.14%	2.67%

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

As the statutory surplus reserve has reached 50% of the owners' equity in 2005, the Company ceased to allocate.

15.	DIVIDEND DECLARED

	2008	2007	2006
	USD	USD	USD
Dividend in respect of the previous
financial year declared	$24,501,225	$16,134,445	$7,464,078
Interim dividend in respect of the current
financial year declared	17,680,106	—	—
Final dividend in respect of the current
financial year declared	9,675,165	—	—
	$51,856,496	$16,134,445	$7,464,078

Dividend paid	$42,254,947	$16,134,445	$7,464,078

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

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	USD	USD	USD

Income before tax	$47,375,268	$35,071,772	$23,649,369

Expected PRC income tax expense at statutory
tax rate of 25% (2007 & 2006: 33%)	$11,843,817	$11,573,684	$7,804,291
Income not subject to tax	77,518	—	—
Effect on exchange rate	(51,600)	(152,046)	(33,974)
Actual income tax expense	$11,869,735	$11,421,638	$7,770,317

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in the future.

No deferred taxation has been provided as the effect of all temporary differences is immaterial.

17.	SUNDRY INCOME

Sundry income as of December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
	USD	USD	USD

Local government subsidy	$79,365	$—	$—
Transferred from receipts in advance
and accounts payable	71,605	16,165	—
Others	4,717	—	12
	$155,687	$16,165	$12

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