Form 20-F
period 2009-12-31
China Gerui Advanced Materials Group Ltd
filed 2010-05-04
CIK 1449801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________.

Commission file number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

 (Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 69 Huaibei Street, Longhai Middle Road
Zhengzhou, China, 451191

(Address of principal executive offices)

Mingwang Lu
69 Huaihai Street, Longhai Middle Road,Zhengzhou, China 451191
Tel: 86-371-68970951, Fax: 86-371-68895448
Email: mingwang.lu@geruigroup.com

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	NASDAQ Global Market
Warrants to Purchase Ordinary Shares	NASDAQ Global Market
Units, each consisting of one Ordinary Share and two Warrants	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2009): 40,692,323 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                                 Yes ☐ No ☒

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

Annual Report on FORM 20-F
 For the Fiscal Year Ended December 31, 2009

TABLE OF CONTENTS

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•
“China Gerui” “we,” “us,” or “our,” and the “Company,” are references to the combined business of China Gerui Advanced Materials Group Limited, a British Virgin Islands company, and its wholly-owned subsidiary, Wealth Rainbow Development Limited, or “Wealth Rainbow,” a Hong Kong company, and Wealth Rainbow’s wholly-owned PRC subsidiary, Henan Green Complex Materials Co., Ltd., or “Henan Green.”

•	“COAC,” are references to China Opportunity Acquisition Corp., a Delaware corporation that merged with and into China Gerui;

•	“China” and “PRC,” are references to the People’s Republic of China;

•	“BVI,” are references to the British Virgin Islands;

•	“Hong Kong,” are references to the Hong Kong Special Administrative Region of China;

•	“RMB,” are references to Renminbi, the legal currency of China;

•	“U.S. dollars,” “$” and “US$,” are references to the legal currency of the United States; and

•	“Securities Act,” are references to the Securities Act of 1933, as amended, and references to “Exchange Act” are references to the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3, “Key information — Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended December 31, 2008, and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The selected balance sheet data as of and for the year ended December 31, 2007 have been derived from our audited consolidated financial statements that are not included in this annual report.  The selected statement of income data for the fiscal year ended December 31, 2006 and the balance sheet data as of December 31, 2006 have been derived from the audited financial statements of Henan Green that are not included in this annual report.  The selected statement of income data for the fiscal year ended December 31, 2005 and balance sheet data as of December 31, 2005 have been derived from the unaudited financial statements of Henan Green that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2008 and 2009 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of China Gerui contained elsewhere herein.  The financial statements of Henan Green are not presented and fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Fiscal Year Ended December 31,
	2005 (Henan Green, unaudited)		2006 (Henan Green, audited)		2007 (Consolidated, audited)	2008 (Consolidated, audited)	2009 (Consolidated, audited)
	(In thousands of U.S. Dollars, except number of shares and per share data)
Statement of Income Data:
Revenue		$62,520		$99,017	$139,649	$196,264	$218,903
Operating income		11,725		23,893	35,771	49,594	60,315
Net income before income taxes and minority interest		11,568		23,649	35,072	47,375	58,200
Net income before minority interest (1)		N/A		N/A	23,650	35,506	43,448
Net income (1)(2)		7,788		15,879	13,012	21,585	43,448
Weighted average ordinary common shares(3)(4)		N/A		N/A	30,000,000	30,000,000	33,751,844
Weighted average number of diluted ordinary shares(3)(4)		N/A		N/A	30,000,000	30,000,000	37,675,479
Basic earnings per share (1)(3)(4)	$	N/A	$	N/A	$0.43	$0.72	$1.29
Diluted earnings per share(1)(3)(4)	$	N/A	$	N/A	$0.43	$0.72	$1.15

Balance Sheet Data:
Total current assets		$71,020		$68,822	$74,654	$93,381	$146,638
Total assets		85,695		85,782	91,817	115,376	184,350
Total current liabilities		71,533		62,781	60,119	102,808	97,307
Total liabilities		72,051		63,239	60,273	102,836	97,307
Minority Interest(1)		N/A		N/A	14,188	0	0
Stockholders’ equity		13,644		22,543	17,356	12,540	87,043

(1)Henan Green was acquired by China Gerui on October 21, 2008 and for reporting purposes a 44.98% interest of Henan Green has been accounted for as a minority interest prior to the date of acquisition during the years ended December 31, 2007 and 2008.  Net income and per share data have been calculated after giving effect to the minority interest in such periods.  Minority Interest was not accounted for during the years ended December 31, 2005 and 2006 in respect of Henan Green.

(2)We have no discontinued operations, therefore net income and net income per share has been provided in lieu of income from continuing operations and income from continuing operations per share.

(3)In anticipation of the merger transaction with China Acquisition Opportunity Corporation, China Gerui effectuated a recapitalization on March 13, 2009 pursuant to which 29,999,900 newly issued ordinary shares were issued to China Gerui’s then-current shareholders pro rata with their relative ownership percentages.  Consequently, the foregoing table presents ordinary shares outstanding (actual and diluted) and per share data (basic and diluted) on a pro forma basis assuming that the recapitalization had already occurred at all times during the periods presented.

(4)Ordinary shares outstanding (actual and diluted) and per share data (basis and diluted) of Henan Green have been omitted for 2005 and 2006 because of differences in the capital structures of China Gerui and Henan Green.  Presenting such data in this report is not particularly helpful and could be misleading to readers.

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

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in sales revenue from approximately $139.6 million in 2007 to $218.9 million in 2009.  Our net income has grown from approximately $13.0 million in 2007 to approximately $43.4 million in 2009.  We may not be able to achieve similar growth in future periods.  Therefore, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future.  Moreover, our ability to achieve satisfactory operating results at higher production and sales volumes is unproven.  You should not rely on our past results or our historical rate of growth as an indication of our future performance.

A large percentage of our revenues are derived from sales to a limited number of customers and our business will suffer if sales to these customers decline.

We currently sell high precision steel products to more than 20 major customers in the Chinese domestic market.  For the fiscal years ended December 31, 2009 and 2008, sales revenues generated from our top 10 customers amounted to 36.9% and 48.0% of total sales revenues, respectively, and sales to our largest single customer for the same periods amounted to 8.4% and 10.0% of our total sales revenues, respectively.  We do not enter into long-term contracts with our customers and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenues and business.

Our customers operate in highly competitive markets, and they may be willing to accept substitutes in lieu of our products.

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

Our operations are capital intensive and our business strategy is likely to require additional substantial capital investment.  Our growth strategy includes increasing our annual production capacity, which was 250,000 metric tons as of December 31, 2009, to 500,000 metric tons within the next 24 months and we are building an additional manufacturing facility with total production capacity of 250,000 metric tons.  In the future, we may require additional capital for building new production lines and acquiring new equipment as well as for maintaining the condition of our existing equipment and complying with environmental laws and regulation.  Sourcing external capital funds for these purposes are key factors that have constrained and may in the future constrain our growth, production capability and profitability.  There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us or at all.   If we need to raise capital by selling a substantial number of additional ordinary shares or securities convertible into ordinary shares, this will cause dilution to the holders of our ordinary shares and could also cause the market price of our ordinary shares to decline.

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

We plan to expand our annual production capacity from 250,000 metric tons as of the end of 2009 to 500,000 metric tons within the next 24 months in order to meet expected demand for our products.  Our expansion plans may require us to acquire new property or land use rights, expand existing buildings or construct new buildings and procure additional highly specialized manufacturing equipment.  Each of these activities will require considerable capital and we expect that we will need external sources of financing to complete these capital expansion projects.  To the extent that we finance our capital expansion projects with debt financing, we may become subject to financial covenants or operating covenants that restrict our ability to freely operate our business or take actions that are desired by shareholders, such as the payment of dividends.  If we elect to finance our capital expansion plans through equity financing, our shareholders may experience dilution or may have their voting or economic rights as shareholders subordinated to a senior class of stock.  In either event, we may be unable to find external sources of financing on favorable terms or at all.  Our failure to obtain external financing for our capital expansion projects can severely impede our growth plans and strategy and impair our revenue, earnings and overall financial performance.

Our level of indebtedness may make it more difficult for us to fulfill all of our debt obligations and may reduce the amount of cash available for maintaining and growing our operations, which could have an adverse effect on our revenues.

Our total debt under existing bank loans to the Company as of December 31, 2009 was approximately $75.0 million. This indebtedness and the incurrence of any new indebtedness could (i) make it more difficult for us to satisfy and pay our existing liabilities and obligations, which could in turn result in an event of default, (ii) require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or (vi) place us at a competitive disadvantage compared to competitors that have proportionately less debt.  If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us to default on our debt service obligations and be subject to foreclosure on such loans.  Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

We face significant competition from competitors with greater resources, and we may not have the resources necessary to successfully compete with them.

The steel manufacturing and processing business is highly fragmented and competitive. We compete with a large number of other steel manufacturers and processors in China, on a region-by-region basis, and with foreign steel manufacturers, such as PASCO Steel, on a world wide basis.  Our competitors are of various sizes, some of which have more established brand names and relationships in certain markets than we do.  We are not in direct competition with China’s local state-owned steel giants because those companies concentrate on the production of hot-rolled steel.  As such, they are more often a raw material supplier to us, rather than a competitor.  We are one of a limited number of specialty precision cold-rolled steel producers in China.  Differences in the type and nature of the specialty precision steel products in China’s steel industry are relatively small and, coupled with intense competition from international and local suppliers and customer price sensitivity, competition can be fierce.  Our competitors may increase their market share through pricing strategies that damage our business.  Since our industry is capital-intensive, our competitors may be able to successfully compete with us if their financial resources, staff and facilities are substantially greater than ours, placing us at a competitive disadvantage to these larger companies.

Any decrease in the availability, or increase in the cost, of raw materials could materially reduce our earnings.

Our business operations depend heavily on the availability of various raw materials and energy resources, primarily steel coil, but also chromium, tin, zinc, oil paint, electricity and natural gas.  Steel coil has historically accounted for approximately 90% of our total cost of sales.  The availability of raw materials and energy resources may decrease and their prices may fluctuate greatly.  We purchase a large portion of our raw materials from Zhengzhou Zhongchu Materials Distribution Center and Henan Baoyuxin Technology and Trading Co. Ltd., but we currently do not have long-term supply contracts with any particular supplier to assure a continued supply of raw materials.  While we maintain good relationships with these suppliers, the supply of raw materials may nevertheless be interrupted on account of events outside our control, which will negatively impact our operations.  If these or any other important suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products.  This could result in a decrease in profit and damage to our reputation in our industry.  So far we have been able to pass raw material cost increases on to our customers.  However, if our raw material and energy costs increase to such an extent that we cannot pass these higher costs on to our customers in full or at all, our margins will suffer.  Although we currently benefit from favorable pricing in some of these supply contracts, if market prices for these raw materials decline, we may not be able to take advantage of decreasing market prices, and our profit margins may suffer.

We produce a limited number of products and may not be able to respond quickly to significant changes in the market or new market entrants.

Cold-rolled specialty precision steel manufacturing is a relatively new industry in China.  Previously, our customers which manufacture durable goods have relied solely on imports from Japan, Korea, the European Union and the United States.  We believe the average quality and standards of products of China’s high precision steel industry lags behind international standards.  While we offer 5 series and over 20 types of high-precision steel products and believe we have developed a nationally recognizable brand, there are many other specialty precision steel products of similar nature in the market.  As of December 31, 2009, we have not yet penetrated the international market and have not developed an internationally recognizable brand for specialty steel products.  If there are significant changes in market demand and/or competitive forces, we may not be able to change our product mix or adapt our production equipment quickly enough to meet customers’ needs.  Under such circumstances, our narrow band of precision steel products and/or new market entrants may negatively impact our financial performance.

Increased imports of steel products into China could negatively affect domestic steel demand and prices and reduce our profitability.

While China’s steel production has increased rapidly in recent years, we believe that domestic production continues to be insufficient to meet demand for high-end steel products.   As a result, China is expected to continue to import a significant portion of its steel products. Foreign competitors may have lower labor costs, and are often owned, controlled or subsidized by their governments, which allows their production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions.  Import levels may also be impacted by decisions of government agencies, under trade laws.  Increases in future levels of imported steel could negatively impact future market prices and demand levels for our precision steel products.

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

We will be at a competitive disadvantage if we cannot successfully adapt to changing technology and manufacturing techniques.

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

As part of our business strategy, we intend to accelerate our investment in new technologies in an effort to strengthen and differentiate our product portfolio and make our manufacturing processes more efficient.   Our primary focus will be to develop new and better technologies to allow us to manufacture higher valued-added products, such as chrome finished, zinc-plated and galvanized products. As a result, we believe that the protection of our intellectual property will become increasingly important to our business. Currently, we have one patent application pending. We expect to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection might be inadequate. For example, our pending or future patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies infringe their proprietary rights. In either case, litigation could result in substantial costs and diversion of our resources, and whether or not we are ultimately successful, the litigation could hurt our business and financial condition.

We face risks associated with future investments or acquisitions.

A component of our growth strategy is to invest in or acquire businesses complementary to ours that will enable us, among other things, to expand the products we offer to our existing target customer base, and that will provide opportunities to expand into new markets. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.  Integrating an acquired company or technology is complex, distracting and time consuming, as well as a potentially expensive process.  The successful integration of an acquisition would require us to:

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

Our business will suffer if it loses its land use rights.

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives.  In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable.  Land use rights can be transferred upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land transfer fee. We hold land use rights for some of its occupied properties and leases the land and the building on which its main facilities are located from third parties that it believes have proper land use rights, but no assurance can be given that these land use rights will be renewed or that our lessors will maintain their land use rights.  If the land use right certificates needed for our operations are determined by the government of China to be invalid or if they are not renewed, or if we are unable to renew the lease for our facilities when it expires in 2027, we may lose production facilities or employee accommodations that would be difficult or impossible to replace.  Should we have to relocate, our workforce may be unable or unwilling to work in the new location and its operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase its costs of production, which would negatively impact financial results.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected and investor confidence and the market price of our ordinary shares may be adversely impacted.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or the SEC, adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on the effectiveness of the company’s internal controls over financial reporting.  Under current SEC rules, we were required to include a management report beginning with our annual report for the fiscal year ending December 31, 2009 and will be required to include our independent registered public accounting firm’s attestation report beginning with our annual report for the fiscal year ending December 31, 2010.  Although our management concluded that our internal controls over our financial reporting were effective as of December 31, 2009, they may not do so in future annual reports.  Our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our securities.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC, and our executive officers and employees have not been subject to the U.S. Foreign Corrupt Practices Act prior to the completion of our merger in March of 2009. While we have implemented measures to ensure compliance with the FCPA by all individuals involved with our company, we can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our management team.

Our executive management team has a specialized knowledge of steel markets and works closely with our customers to provide products to exact specifications.  Our Chairman and founder, Mr. Lu, has twenty-four years experience in the steel industry in China.  In addition, the executive management team has an average of sixteen years of industry experience. Their long tenure with the company and the industry has enabled the management team to build close relationships with suppliers and customers. The expertise of management and technical innovation of the company give it a strong competitive advantage.  The loss of Mr. Lu’s services or any of our other management poses a risk to our business.

RISKS RELATED TO DOING BUSINESS IN CHINA

Substantially all of our operating assets are located in China and substantially all of our revenue is derived from our operations in China, so our business, results of operations and prospects are subject to the economic, political and legal policies, developments and conditions in China.

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

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; (3) covering the use of existing offshore entities for offshore financings; (4) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (5) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We have asked our stockholders, who are PRC residents as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 75 and Notice 106. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 and Notice 106 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75 and Notice 106. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75 and Notice 106, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

A new employment contract law became effective on January 1, 2008 in China. It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees. In addition, under the Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. As a result of the new law and regulations, our labor costs may increase. There is no assurance that disputes, work stoppages or strikes will not arise in the future. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

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

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a New Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities.

In addition, the recent circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries.

Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

In addition, under the New EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC operating subsidiary paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Dividends declared and paid from pre-January 1, 2008 distributable profits are grandfathered under the New EIT Law and are not subject to withholding tax.

RISKS RELATED TO THE MARKET FOR OUR ORDINARY SHARES GENERALLY

The market price for our ordinary shares, warrants and units may be volatile.

The market price for our ordinary shares, warrants and units may be highly volatile and could be subject to wide fluctuations in response to a variety of factors, some of which may be beyond our control. Factors affecting the trading price of our ordinary shares, warrants and units include:

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

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, from October 2008 until June 2009, securities markets in the United States, China and throughout the world experienced an historically large decline in share price. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

The exercise of outstanding warrants may result in dilution.

Dilution of the per share value of our ordinary shares could result from the exercise of outstanding warrants which we assumed in connection with our merger with COAC.  As of April 30, 2010, there were outstanding warrants to purchase 14,561,952 ordinary shares at an exercise price of $5.00 per share as well as an Underwriter’s Unit Purchase Option to purchase 600,000 units at an exercise price of $6.60 per unit (which consists of 1 ordinary share and 2 warrants to purchase our ordinary shares with the warrants exercisable at $5.00 per ordinary share).  The warrants will expire and cease to be exercisable on March 19, 2011.  We have also issued to Maxim Group LLC a warrant to purchase 144,000 ordinary shares, which was subsequently assigned to Maxim Partners LLC.  The warrant has an exercise price of $6.00.  The warrant is exercisable commencing nine (9) months after the effective date of the registration statement related to the offering in which it was issued, or August 9, 2010, and will be exercisable until November 9, 2014.  When the exercise price of the warrants is less than the trading price of our ordinary shares, exercise of the warrant would have a dilutive effect on our shareholders.  The possibility of the issuance of our ordinary shares upon exercise of the warrants could cause the trading price of our ordinary shares to decline or limit the appreciation in the value of our ordinary shares while the warrants remain outstanding.  The impact of potentially issuing additional warrants can have a dilutive effect on our shareholders.

Future sales or perceived sales of our ordinary shares could depress our stock price.

A substantial number of our ordinary shares held by our current shareholders are freely tradable.  If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our ordinary shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the ordinary shares, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of our ordinary shares for sale to increase, our ordinary shares market price would likely further decline.

We do not intend to pay dividends on our ordinary shares for the foreseeable future.

Prior to our March 2009 merger with COAC, our operating subsidiary, Henan Green, declared and paid dividends of $23.2 million and $8.9 million in 2008 and 2007, respectively.  Notwithstanding Henan Green’s past history of making dividend payments, we intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or proxy statements with the SEC.  Through the fiscal year ending December 31, 2010, we are allowed six months to file our annual report with the SEC and thereafter must file our annual report within four months of our fiscal year end.  We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

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

History and Development of the Company

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

On March 17, 2009, we completed a business combination transaction with China Opportunity Acquisition Corp., or COAC, which resulted in our current ownership and corporate structure.  Effective December 14, 2009, we changed our name from Golden Green Enterprises Limited to our current name, China Gerui Advanced Materials Group Limited.

COAC was incorporated in Delaware on August 7, 2006 as a blank check company whose objective was to acquire an operating business with its principal operations located in China.  All business activity conducted by COAC from its inception on August 7, 2006 until our merger with COAC on March 17, 2009 related to its formation, initial public offering and search for a business combination partner as a special purpose acquisition company.  On March 26, 2007, COAC consummated its initial public offering in which it raised approximately $41.4 million through the sale of its capital stock and, thereafter, its primary objective was to complete a business combination transaction prior to March 20, 2009.

On November 12, 2008, COAC entered into an Agreement of Merger and Plan of Reorganization, or the Merger Agreement, with China Gerui (then known as Golden Green Enterprises Limited), Wealth Rainbow, Henan Green and the shareholders of China Gerui pursuant to which COAC merged with and into China Gerui with China Gerui being the surviving corporation thereby implementing our current corporate structure.

Upon completion of the merger, the three shareholders of China Gerui owned 30,000,000 of our ordinary shares and the holders of ordinary shares of COAC received 2,245,723 of our ordinary shares.  In addition, the holders of the existing COAC warrants and units received like securities that are exercisable or exchangeable into our securities.  In addition, we were obligated under the Merger Agreement to issue an aggregate of 1,000,000 of our ordinary shares to certain of our shareholders, specifically, Oasis Green Investments Limited, Plumpton Group Limited, and Honest Joy Group Limited for each of the years ending on December 31, 2009, 2010 and 2011 in which Henan Green, has net after tax income that equals or exceeds the target specified for such year in the merger agreement ($45 million, $60 million and $80 million, respectively).  At the time of our merger with COAC, we received less cash than was originally expected which caused us to temporarily delay some of our anticipated capital expansion and improvement projects.  Consequently, it is possible that we may grow at a slower rate than anticipated at the time of the merger.  Due to this change, on September 15, 2009, we entered into an agreement with the Original Shareholders to issue to them an aggregate of 2,850,000 ordinary shares as full consideration for a release from related claims under the Merger Agreement and other related claims in connection with the merger.

Upon completion of the merger transaction, we succeeded to foreign private issuer status under applicable securities laws and the individuals who currently comprise our Board of Directors were so appointed.

Business Overview

General

We are a leading China-based, non state-owned contract manufacturer of cold-rolled high precision narrow strip steel products. In particular, we are the largest manufacturer in China of high precision cold-rolled narrow strip steel based on sales revenue with a market share of approximately 12.5% of the Chinese market in 2008, according to Freedonia Custom Research, or Freedonia.

We convert steel manufactured by third parties into thin steel sheets and strips according to our customers’ specifications.  We produce precision ultra-thin, high strength cold-rolled steel products, with thicknesses ranging from 0.09 mm to 1.3 mm, width up to 600 mm and the minimal precision tolerance ranging from 0.0025 mm to 0.005 mm.  We sell our products to domestic Chinese customers who primarily operate in the food and packaging, construction materials, telecommunications cable and equipment and electrical appliances industries.  The cold-rolled precision steel industry is relatively new in China.  Manufacturers of products that use specialty precision steel products, including our customers, traditionally imported raw materials from Japan, South Korea, the European Union and the United States.

Our revenue has increased from $139.6 million in 2007 to $196.3 million in 2008 and to $218.9 million in 2009, representing a compounded annual growth rate, or CAGR, of approximately 25.2% from 2007 to 2009.   Our net income before minority interest increased from $23.7 million in 2007 to $35.5 million in 2008 and to $43.4 million in 2009, representing a CAGR of 35.3% from 2007 to 2009.

We believe that our significant growth reflects our success in increasing market penetration and expanding our production lines.  As a net importer of high-end precision products, China currently still lacks the capability to produce high-end precision steel products.  Our success in the past mainly came from being able to expand into products which replace expensive imported products and being able to manufacture these types of products at a cost-efficient level compared to other domestic Chinese manufacturers. We believe our technology and product development capability has been a key factor in our success.

Our primary PRC manufacturing facility is located in Zhengzhou, Henan Province, China.  We operate six sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 250,000 metric tons and a chromium coating production line with an annual capacity of approximately 50,000 metric tons.  As of April 30, 2010, we have used most of the net proceeds of our November 2009 offering, together with self-generated cash from operations, as prepayment for the land and machinery that will help double our cold-rolled steel processing capacity to 500,000 metric tons by 2011.

Prior to 2009, we produced and sold unplated steel sheets to manufacturers or distributors which then further treated or outsourced our products for tin or zinc coating to produce tinplate or zinc-plated steel, or for electrolytic chromic acid treatments to produce chromium plated steel, according to customers’ specifications.  We added the chromium coating facilities in December 2008, and launched our mass production of chromium plated steel products in February 2009.  In addition, we plan to add production lines in tin and zinc coating to extend and increase our profit margin.  Our newly-added capacity to produce these types of high-end plated steel products will enable us to expand our business into construction decoration materials, a high profit margin business.

Our Industry

Steel Product Definition

Steel is an alloy consisting mostly of iron with the carbon content between 0.2% and 2.14% depending on grade.  With varying amounts and forms of carbon, the quality of the resulting steel varies in terms of hardness, ductility (ability to deform under tensile stress), and tensile strength.  High carbon content steel is harder and stronger than iron.

Steel is made by refining iron or scrap steel, removing excess carbon and impurities, and adding alloying elements to create a molten mixture.  The molten steel is then poured into molds and solidified into ingots, and reheated and rolled into semi-finished shapes.  There are two major methods to form semi-finished steel into finished shapes to make bars, wire, tubes, sheets, and strips: hot-rolling consisting primarily of hammering and pressing, extrusion, and rolling the steel under high heat; and cold-rolling, comprising rolling, extrusion, and drawing.  Sheet steel is further produced into plated steel products to be protected from corrosion, by electroplating into chromium-plated sheet (or tin free), by galvanizing into zinc-plated sheet, or galvanized sheet, or tinplating into tin plated sheet, or SPTE.

The following chart illustrates the product flow in the steel value chain:

Source: Freedonia

Cold-rolled steel products

Cold-rolled steel products represent hot-rolled de-scaled (pickled) steel coils, which are used as raw materials in the precision steel industry, are processed by cold reduction through a cold-rolling mill to the desired thinness. The process does not involve heating and the primary feature of cold reduction is to reduce the thickness of the steel coils. However, because the cold reduction operation induces very high strains, or work hardening, into the steel sheet, the precision steel sheet not only becomes thinner, but also becomes much harder, less ductile and very difficult to form. Thus, cold-reduced steel products are annealed, or heated to high temperatures, to become soft and formable. Cold rolled sheet products are used in a wide variety of end applications, such as food and packaging, wire and cable, construction decoration, household appliances (refrigerators, washers, dryers, and other small appliances), automobiles (exposed as well as unexposed parts, electric motors) and many other areas of manufacturing.

High precision cold-rolled narrow strip

High-precision cold-rolled steel strip is defined, by Freedonia, to include those products with width no more than 600 mm and thickness no more than 0.30 mm.   Narrow strips are produced by cutting the hot-rolled steel first and then cold-rolling, while wide strips are produced by rolling first and then cutting.  Narrow strips usually have a higher degree of precision and lower margin of error in thicknesses, and thus are not produced by simply cutting wide strips.

Plated steel products

Tinplate. Tinplate consists of steel sheets plated with a thin layer of tin.  It is used primarily to manufacture food and beverage containers.  For many food and beverage products, raw material costs account for two-thirds of total production cost so savings are best achieved by reducing the thickness of the sheets and thus the amount of materials used.  With the new technologies available, tin cans can now be produced by using sheet grades as thin as 0.12 mm.

Zinc-plated steel.  Zinc-plated steel is another coating that is primarily used for industrial packaging as a preservative and protectant.  Even though zinc is poisonous, it protects iron electrolytically by oxidizing and turning to a white powder to preserve the iron, whereas tin will only protect the iron if the tin-surface remains unbroken.

Chromium-plated steel. Chromium-plated steel is produced by applying electrolytic chromic acid treatment over steel sheets.  Besides being widely used for making beverage cans, it is also used as a protective material for optical fiber cables.

Global and Chinese Steel Market

The following iron and steel price index chart illustrates its price change over time:

Source: Bureau of Labor Statistics

The steel industry is cyclical and highly competitive, and is closely tied to the economy.  Steel prices generally increase during periods of overall economic growth and decrease during recessionary periods, driven by supply and demand in steel products.  According to International Iron and Steel Institute, world consumption of steel increased from 698.0 million metric tons in 1997 to 1,197 million metric tons in 2008 (IISI 2009). China accounted for approximately 78% of the growth in world steel consumption during the aforesaid period and was the primary driver for the upward price movement in the recent cycle.

According to the China Metallurgical Industry Planning and Research Institute, approximately 65% of China’s steel production is low-end products and approximately 35% are high-end high value products.  Currently, China is a net exporter of crude steel and a net importer of high-end precision products.  Low-end steel products include long products such as pipes, tubes, wires and rods.  High-end high value products include flat products such as hot-rolled steel or cold-rolled steel strips.  In addition, China is a net exporter of crude steel and a net importer of high-end precision products.

Growth in the global steel industry has been driven primarily by economic development in China.  China replaced Japan to become the world’s largest manufacturer of crude steel in 1996, and has experienced recent growth that outpaces the global market.

According to World Steel Association, from 2002 to 2008, world steel production grew at a CAGR of 7%.  During this period, Chinese steel production grew at a CAGR of 18% and the GDP growth per year in the country was 10%.  In 2008 China accounted for approximately 38% of the world’s steel production volume, according to World Steel Association.  The following charts illustrate the country’s fast growing and leading positions in the world during this time period.

Source: World Steel Association

The World Steel Association estimates that worldwide consumption of steel will decline by 8.6% to 1,103.7 million tons in 2009 from 2008 and will grow by 9.2% to 1,205.6 million tons in 2010 from 2009, following a decline of 1.4% in 2008 from 2007.   China’s steel consumption is expected to grow by 18.8% and 5.0% respectively in 2009 and 2010.

Cold-rolled Steel Market

China has a supply shortage on the production of cold-rolled steel products.  Cold-rolled precision steel is a relatively new industry in China and manufacturers generally import precision steel products from Japan, Korea, the European Union and the United States.   According to Freedonia, from 2005 to 2008, China’s production of cold-rolled products grew at a CAGR of 29.1% to reach 40 million tons, replacing a large percentage of the import products while closing the gap between its demand and supply.  For the same period, the demand in this subsector grew at a CAGR of 16.2% and from 2008 to 2011, it is projected that the demand in this subsector will continue to grow at a CAGR 7.2% according to Freedonia.

Plated Steel Market

China has a limited supply of plated steel, and thus relies heavily on imported, hot-rolled, cold-rolled, zinc-plated and color-plated steel sheets.  These products are generally used in the production of automobiles, machinery, household applications and household appliances, sectors in China which have experienced significant growth in recent years.

The plated steel market is highly fragmented. There is no significant market leader in the Chinese plated steel industry. Most manufacturers are small-scale private companies operating with out-of-date equipment and technology. Large state-owned enterprises are the main manufacturers; however, only a few of them can produce high-end plated steel products.

High-end plated steel products are under-supplied, while low and medium-end plated steel production capacities have over expanded with supply exceeding demand.  China continues to rely, in a significant part, on imports.  Since high-end plated steel products require advanced technology and capital-intensive equipment, most Chinese manufactures are not technically capable of producing high-end plated steel products.

High Precision Cold-rolled Strip Steel Market

According to Freedonia, consumption of high precision cold-rolled narrow strip products with width below 600 mm and thickness below 0.3 mm, amounted to 1.4 million metric tons in 2008, growing at a CAGR of 19.1% from 2005 to 2008 and projected to grow at 10.0% from 2008 to 2011 to reach 1.87 tons, and the growth is expected to be fueled by further increases in the production of food and beverage packaging, optical fiber cable, household appliances, batteries, and electronic components. Rising construction and decoration expenditures are also expected to support gains.   Imports of narrow plates have declined while Chinese manufacturers have increased their production over time.  The following charts illustrate the fast growing high precision cold-rolled narrow strip steel market in China and declining imports during this time period:

Source: Freedonia

Packaging, insulated wire and cable, construction decoration and home appliances are the major application markets of high precision cold-rolled narrow strip steel and our major customers operate in these industries. According to Freedonia, from 2008 through 2011, the production of metal food and beverage container, insulated wire and cable, optic fiber cable, and household appliances in China is expected to grow at CAGRs of 10.9%, 11.5%, 17.8%, and 7.3%, respectively.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our strong market position and will enable us to continue to improve our profitability and cash flow:

•
Strong track record of growth.  As a result of our success in expanding our production lines and increasing our market penetration, our annual revenue increased from $139.6 million in 2007 to $196.3 in 2008 and to $218.9 million in 2009, representing a CAGR of approximately 25.2%.  We intend to strategically grow our business in the near future by expanding our annual steel processing capacity to 500,000 metric tons by 2011, adding plated steel production capacity and introducing new products with higher profit margins.

•
Reputation and experience as a leading China-based manufacturer of precision cold-rolled steel.  We are a leading China-based contract manufacturer of highly engineered precision cold-rolled steel products with a demonstrated track record of providing tailored products with precise specifications to users in a range of industries. In particular, we are one of the largest manufacturers in China of high precision cold-rolled narrow strip steel based on sales revenue with a market share of approximately 12.5% of the Chinese market in 2008, according to Freedonia. Our extensive experience in manufacturing high precision steel enables us to provide customized solutions to our customers in a range of industries.  Because we work with customers and end users from the trial stage to commercial production, we are able to work collaboratively with them in the development and commercialization of new, high-performance products.  As a result, we believe we are often the supplier of choice when our existing customers develop new products, and we have developed a reputation as an experienced contract manufacturer that offers process development and manufacturing services tailored to meet the needs of our customers.

•
Exposures to diversified end markets in growing industries with cost efficiency.  We sell our products to customers on a contract manufacturing basis in a diverse range of industries in China, including the food and packaging, construction materials, telecommunications cable and equipment and electrical appliances industries.  We believe the broad range of end markets reflects the strength of our reputation as well as the large available markets for our product applications.  Demand for high precision steel in these end markets in China is projected to grow, and we believe we are well positioned to benefit from this growth as a result of our long-term and established relationships with numerous end users in these industries.  Further, our cost efficiency in manufacturing, distribution and logistics compares favorably versus international manufacturers.  We believe our established presence as a supplier of precision steel products to each of these industries will enable us to take advantage of the anticipated growth in demand in these end markets.

•
Ability to manage the fluctuation of raw material and final product prices in a volatile steel market environment.  Our principal raw materials, hot-rolled and cold-rolled steel, account for majority of our production costs.  The price of our raw materials is largely set and affected by steel price fluctuation.  As the direction of the steel price changes, we believe our ability to manage the price of raw materials, prices of our final products and our long-term relationships with our suppliers and customers are key to our success.

•
Our potential competitors face significant barriers to entry.  Our high-precision cold-rolled steel products are produced in capital intensive manufacturing operations using large and advanced pieces of equipment which require considerable initial investment, maintenance and repair expenses, thereby creating a significant barrier for new market entrants.  Companies which lack substantial resources or access to capital will face significant difficulties in entering or effectively competing in our market segment.

•
Experienced and knowledgeable management team and loyal employees. We have an experienced management team led by Mr. Mingwang Lu, our chairman and chief executive officer.  Mr. Lu has been in the steel industry since 1985, with expertise in managing and marketing cold-rolled steel construction, technologies, production and marketing.  The other members of our senior management team have an average of 15 years of experience in the steel business and a strong track record of product development and sales and marketing in China.  We will continue to focus on hiring and retaining the best research scientists in our field so that we can continue to operate at internationally competitive levels.

Our Growth Strategy

We believe that our strong competitive position and our ability to meet customer demand will enable us to benefit from the resurgence and growth in China’s manufacturing and construction industries.

We are committed to enhancing our sales, profitability and cash flows through the following strategies:

•
Increase production capacity. We intend to expand our steel processing capacity to 500,000 metric tons by 2011 and expect that the addition of this new production capacity will help us meet demand and contribute to growing our revenue.

•
Broaden our product portfolio and mix by expanding into plated steel production.  We are developing and introducing new, higher valued-added products, such as chrome and zinc plated products, that we expect will expand our margins and meet the increasing demands of new and existing customers.

•
Increase market penetration. We intend to further enhance our leadership position in the high-end plated steel product segment by expanding our sales channels, increasing our product offerings and focusing on customer satisfaction and our other competitive strengths to gain additional market share.

•
Strengthen our new technology and product development capabilities.  Our success mainly comes from being able to expand into products which replace expensive imported products and being able to manufacture these types of products at a cost efficient level compared to other domestic Chinese manufacturers.  We believe that our research and development capability is a key driving force behind our success.  We will continually try to meet the needs and requirements of new and existing customers with the continued emphasis on our technology and product development efforts. We plan to continue to invest in technology and product development efforts and expect that this investment will contribute to our ability to manufacture new high quality products to more extreme and precise specifications and tolerances.

•
Improve operating efficiencies and strengthen cost control. We intend to develop our business while managing financial risks and to efficiently seize opportunities to expand our product mix and service platform.  In particular, we intend to continue to expand our technical expertise to improve our manufacturing processes, increase efficiency and to control costs of raw materials and production processes.  We generally do not enter into long-term contracts with customers or end users and price our products on a contract by contract basis utilizing the most current raw material prices and other costs, making our profit margin less susceptible to fluctuations from changes in market prices.

•
Pursue strategic relationships and acquisition opportunities.  We intend to evaluate and pursue acquisition opportunities which enhance our product offerings, customer base or geographic reach or which allow us to capitalize on our fragmented industry, develop a more efficient cost structure, and improve economies of scale.

Our Products

We manufacture precision ultra-thin, high precision cold-rolled narrow strip steel products, with thicknesses ranging from 0.05mm to 0.25mm, width up to 600mm and the precision at 0.003 mm for our customers at their specifications. Our products are not standardized commodity products, but are tailored to customers’ requirements and then incorporated into products they and the end users make for various applications.

We have 5 series and over 20 types of high precision strip steel products.  Our products are manufactured from steel substrate of cold-rolled or hot-rolled pickled coils.  We have the flexibility to adjust our production specifications to meet changes in market demand.  The following table sets forth the percentages of our products by industry applications during each of the three years of 2009, 2008 and 2007:

			Year Ended December 31,
Revenue by Industry Application	Thickness	Precision	2009 % of Sales	2008 % of Sales	2007 % of Sales
Food and industrial packaging	0.1 - 1.3 mm	±0.0025 - 0.005	46.8%	49.7%	63.1%
Construction material	0.2 - 1.1 mm	±0.0025 - 0.005	34.7%	21.7%	27.5%
Electrical appliances	0.09-1.1 mm	±0.002 - 0.005	5.0%	8.6%	5.9%
Telecommunication equipment	0.1-0.24 mm	±0.0025 - 0.005	13.6%	20.0%	3.5%
Total			100%	100%	100%

Our deliveries of products amounted to approximately 249,941 metric tons in 2009, representing increase of 23.8% from previous year.

Our Pricing Strategy

We price our products after reflecting raw material and production costs, selling expenses and our target profit margin.  Our product price is largely affected by the steel price as well as the supply and demand dynamics of our products in the marketplace.

The price of precision steel products varies depending on thickness, precision, and hardness.  Product quality is also a pricing factor, reflecting the technological leadership, engineering and operating efficiency of the manufacturers.

The market for our principal raw material, hot and cold rolled steel, is price sensitive.  We work with long-term suppliers, which are the large and mid-scale steel mills in China, as well as our customers to ensure quick reaction to the change of pricing directions in the market.  As steel prices drop, we obtain price concessions from suppliers, and pass the cost-savings to our customers.  As steel prices rise, we negotiate with customers to pass on cost increases, and negotiate with suppliers to lock in lower steel costs.  We believe our ability to manage the price of raw materials and the price of final products, as well as our long-term relationships with our suppliers and customers, are the key to our success in this business.

Raw Materials and Suppliers

The principal raw material used in producing our products is hot rolled steel coil, which account for approximately 90% of our total production cost.  Our raw material procurement policy is to use only long-term suppliers who have demonstrated quality control and reliability.  We maintain multiple supply sources so that supply problems with any one supplier will not materially disrupt our operations.  We also believe that we have sufficient suppliers to meet our present and anticipated future needs.

The prices of steel rolls can fluctuate and can be quite volatile.  To provide some protection from the pressure and volatility of the market, we make bulk purchases only when all purchases are supported by customers’ orders.  When executing sales orders with customers, we set pricing based on the currently prevailing price of steel coil thereby allowing us to pass incremental cost increases in raw materials to our customers.  In a market environment when the steel price declines, it is a general industry practice that steel mills will provide concession for price protection and we generally will pass on the price concessions to our customers.

On the other hand, our principal suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements.  Suppliers are generally provided a prepayment and are paid in full when the products are delivered.

For the years ended December 31, 2009, 2008 and 2007, our five largest suppliers accounted for over 86.8% of our total purchases.  For the fiscal years ended December 31, 2009, 2008 and 2007, our single largest supplier accounted for 28.4%, 46.4% and 19.2% of our total purchases, respectively.

Customers, Sales and Marketing

We produce on a contract basis for our customers and develop, process and manufacture our steel products which are tailored to customers’ specifications.  Our high precision steel products are sold directly to the end users in various parts of China and our production is based on confirmed sales orders.  Generally, an initial deposit (approximately 30% of the aggregate contracted sales amount) is pre-paid when the contract is signed.  Our major customers are located in Shanghai, Zhejiang, Jiangsu, Shandong, Guangdong, Hebei, Tianjin, Guangxi, Fujian and Liaoning.

During the last three years, we have sold our products to more than 200 customers.  Our major customers for the year ended December 31, 2009 include:

Customer Name	Quantity Sold (Metric Tons)	% of Total Sales (in Metric Tons)
Luo Yang Lixin Commerce and Trading Co. Ltd	22,553	9.0%
Jiangsu Surui Precision Composite Materials Co. Ltd.	14,989	6.0%
Henan Jindan Emanel Products Co., Ltd	10,674	4.3%
Wuxi Qiangli Thin Plates Co.	8,445	3.4%
Xian Concord Emanel Products Co. Ltd	7,307	2.9%

We currently sell our products in China using our own sales staff and network which cover many Chinese provinces and regions, especially in the eastern coastal regions in China.  We have developed and strive to maintain a diversified sales network that allows us to effectively market products and services to our customers.

Members of our sales team generate sales leads by contacting customers and customer prospects directly and by attending industry trade shows and exhibitions. Given our established status as one of China’s leading suppliers of cold-rolled precision steel products, our customers often contact us directly regarding new projects. Although most of our business is developed by direct personal contact and referrals from our customers, we have been marketing and promoting our products through the following means:

•	Hosting annual product promotion meeting with current and potential customers, in which we introduce our products and new improvements to the market;

•	Attending various exhibitions to improve our name recognition; and

•	Visiting our customers and collecting information regarding their needs.

Sales to customers in China account for virtually all of our revenue. We target our sales efforts primarily in the coastal provinces of Guangdong, Fujian, Zhejiang, Jiangsu and Shanghai areas, where the majority of our customers are located.  We have a sales staff of approximately 30 employees. We maintain nine sales offices in China, including three in Guangdong, three in Zhejiang, one in Fujian, one in Shandong, and one in Anhui.  We participate in industry expositions in which we showcase our products and services and from which we obtain new customers.

We sell our products primarily in China either directly to manufacturers or through distributors.  For 2007, 2008 and 2009, we did not have any single customer which accounted for over 16% of our total revenue.

For each of the years ended December 31, 2009, 2008 and 2007, our five largest customers accounted for 25.2%, 29.7%, and 38.4% of total sales in U.S. dollars.  For the fiscal years ended December 31, 2009, 2008 and 2007, the single largest customer accounted for 8.4%, 10.1% and 15.6% of our total sales, respectively in U.S. dollars.  We generally collect prepayment from customers, and ask for cash on delivery.  Management reviews its accounts receivable on a regular basis to determine if the allowance for doubtful accounts is adequate at each quarter-end.

Competition and Our Market Position

Competition within the steel industry, both in China and worldwide, is intense.  There are many large state-owned enterprises and smaller private steel companies in China.  In addition, Chinese steel makers also face competition from international steel manufacturers.  For high precision cold-rolled narrow strip steel products, we are one of the leading manufacturers in China with a market share of approximately 12.5% of the Chinese market in 2008, according to Freedonia.

The top five players, including us, accounted for approximately 36% of the total sales revenue in 2008 according to Freedonia, and the four largest players next to us were Hebei Iron and Steel Group, Hebei Dachang Jinming Accurate Cold-Rolling Steel Plate Co., Ltd., Jiangsu Huaxi Group Corp., and Hangzhou Metal Rolling.  The remaining 64% of the market is comprised of over 200 manufactures which are mostly smaller private enterprises. Compared to these players, we believe we have lower production and distribution costs and can provide more competitive pricing. We also believe being located in China provides us with a number of competitive factors within our industry, such as:

•	Cost and pricing. A producer’s flexibility to control cost and pricing of products and the ability to use economies of scale to secure advantages in procurement, production and distribution;

•	Technology. A producer’s ability to manufacture products efficiently, utilize low-cost raw materials, and to achieve better production quality; and

•
Barriers to entry.  A producer’s technical knowledge, access to capital, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities.

In addition, we believe we differentiate ourselves by being an early mover in the industry, and by offering high product quality, timely delivery and better value. We believe we have the following advantages over our competitors:

•	performance and cost effectiveness of our products;

•	ability to manufacture and deliver products in required volumes, on a timely basis, and at competitive prices;

•	high quality and reliability of our products;

•	after-sale support capabilities, from both an engineering and an operational perspective;

•	excellence and flexibility in operations;

•	effectiveness of customer service and our ability to send experienced operators and engineers as well as a seasoned sales force to assist customers; and

•	overall management capability.

Regulation

We are subject to numerous central, provincial and local laws and regulations, which may be changed from time to time in response to economic or political conditions and have a significant impact upon overall operations. Changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our company.

Included among these laws and regulations are numerous central, provincial and local laws and regulations relating to the protection of the environment.  These laws continue to evolve and are becoming increasingly stringent.  The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. The State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection in, implementation of national standards for environmental quality and discharge of pollutants for and supervision of the environmental management system of the PRC.  Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions

Seasonality

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

Property, Plants and Equipment

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

Our manufacturing facilities are located in Zhengzhou, Henan Province, China.  The total land area is approximately 1,194,000 square feet, which we lease from Zhengzhou No. 2 Iron and Steel Company Limited.  Our facilities have a total area of approximately 264,000 square feet, of which 226,000 square feet is devoted to production facilities, 9,100 square feet is raw material warehouse space, 6,350 square feet is finished product warehouse space and 22,700 square feet is an office building.  The lease is for a 20-year term, which began on January 1, 2008 and terminates on December 31, 2027.  During the lease term, the annual rent was $8,781 for both 2008 and 2009 and will increase by 10% annually beginning in 2010.  The lessor has pledged the land and buildings to guarantee our obligations under certain of our short term bank loans.

As of December 31, 2009, our facilities had an annual cold rolling steel processing capacity of approximately 250,000 metric tons and an annual chromium coating capacity of approximately 50,000 metric tons.

We also have obtained land use rights and permission to construct facilities on additional land of approximately 2,152,780 square feet, adjacent to our present facilities, from the Zhengzhou local government.  We are presently constructing additional facilities to produce chrome, zinc and tin plated products and to expand our overall steel processing capacity.  We expect that the construction of our additional facilities will be completed in 2011.  When completed, the new steel processing facility is expected to add an additional annual capacity of 250,000 metric tons. We have pledged the land use rights for this property to the lenders of certain of our short-term bank loans to secure our obligations under these loans.

Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials.  We are also subject to periodic inspections by local environmental protection authorities.  Our operating subsidiaries have received certifications from the relevant PRC government agencies indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations.  We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and selected financial data included elsewhere in this annual report on Form 20-F.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3, Key Information — Risk Factors” or in other parts of this annual report on Form 20-F.

Operating Results

Overview

We are the largest China-based, non state-owned contract manufacturer of high precision cold-rolled narrow strip steel products with a market share of approximately 12.5% of the Chinese market in 2008, according to Freedonia. We utilize a variety of processes and methodologies to convert steel manufactured by third parties into thin steel sheets and strips according to our customers’ specification. We produce precision ultra-thin, high strength cold-rolled steel products, with thicknesses ranging from 0.09 mm to 1.3 mm, width up to 600 mm and precision ranging from 0.0025 mm to 0.005 mm. We sell our products to domestic Chinese customers who primarily operate in the food and packaging, construction materials, telecommunications cable and equipment and electrical appliances industries. We source the raw materials, which are comprised primarily of steel coil, from a variety of suppliers in China.

Our revenue increased from $139.6 million in 2007 to $196.3 million in 2008 and to $218.9 million in 2009, representing a CAGR of approximately 25.2% from 2007 to 2009.   Our net income before minority interest increased from $23.7 million in 2007 to $35.5 million in 2008 and to $43.4 million in 2009, representing a CAGR of 35.3% from 2007 to 2009.  We believe that the growth which we have achieved reflects our success in addressing customer needs, strategically expanding our production lines, increasing market penetration and enhancing the quality of our products.

Our cold rolling steel processing production capacity as of December 31, 2009 was approximately 250,000 metric tons per annum and our chromium coating capacity was approximately 50,000 metric tons per annum. We plan to expand our overall steel processing manufacturing capacity to 500,000 metric tons by 2011. We also intend to add new production lines and higher value-added products, such as chrome finished, zinc plated and galvanized products to improve our profit margin.

Important Factors Affecting our Results of Operations

The most significant factors that affect our financial condition and results of operations are:

Factors Specific to Our Business

•
Expansion of our production capacity and product mix. We anticipate that our future results will be further supported by the expected sales of our new product lines, which include zinc plated steel sheets and chrome plated steel sheets. In August 2008, we accelerated our expansion plan by installing a new processing line producing chrome plated steel products, which are higher-end, value-added products with a higher selling price and higher profit margin. We completed pilot production of the chrome plated steel products, and commenced mass production during the first quarter of 2009. We also plan to introduce zinc and tin plated steel products in the near future, while gradually increasing our annual steel processing capacity to 500,000 metric tons by 2011.

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

•
Supply and Demand for High-End Precision Cold-Rolled Steel. While the overall Chinese steel industry has recently experienced a period of excess supply, there is an increasing shortage of high-end thin steel sheets and galvanized steel products in China, which has been primarily driven by the limited number of producers of precision thin steel products in China. We expect that the shortage of supply in this steel market will continue. In addition, due to the continuing improvement of the standard of living in China and the growth of China’s middle class, the demand for telecommunications cable and equipment, electrical household appliances and construction materials in which our products serve as components has risen in recent years, thereby increasing the demand for the high-end steel products that we produce.

•
Recent Economic Events. Despite the recent global economic crisis and market turmoil, we experienced continued growth during 2009, albeit at a less rapid pace than in recent years. The recent decline in steel prices in China has not materially affected our gross margins as we have experienced a symmetrical drop in our raw materials costs, offsetting the sales price reductions. We also customarily carry a rolling order backlog of approximately two months. Although some uncertainty can be expected in demand for 2010 due to the general slowdown in China’s economy as compared to certain prior years, our customers have given no indication of a reduction in orders through the end of 2009. If we continue to produce innovative, high quality products that meet our customers’ demands, we believe that we will continue to experience strong demand over the next 12 months.

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

Factors Specific to Our Industry

•
Cyclicality. The steel industry is highly cyclical and significantly affected by general economic conditions and other factors, such as worldwide production capacity, fluctuations in imports and exports, fluctuations in metal purchase prices and tariffs. Recently, the global steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by slower global economic growth and the increase in Chinese production and consumption. This trend, combined with the upward pressure on costs of key inputs, comprising mainly metals, energy and transportation and logistics costs, presents increasing uncertainty and challenge for steel producers on a worldwide basis. However, processed steel demand and prices for the precision steel products, like those we manufacture, are driven by and sensitive to other factors, such as product differentiation, customer service and cost reductions through improved efficiencies and economies of scale. Therefore we are comparatively less affected by cyclicality than other companies within our industry.

•
Raw Materials Prices. The market for our principal raw material, hot-rolled steel, is price sensitive. During much of 2009, because of the general slowdown in economic activity experienced in China and the rest of the world, prices for this material have declined. Consequently, our cost of sales has also declined and we have passed the savings onto our customers. While we frequently prepay suppliers for our raw materials in order to ensure an ample supply of raw materials, pricing of our orders is not established until the order and physical delivery are confirmed, at which time the price is confirmed at the then-current market price. We account for inventory at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods. Because of the relatively short periods during which inventory is kept on hand, we believe that differences between cost and market are not significant. Other than hot-rolled steel, no other raw materials are significantly used in our manufacturing processes.

•
Steel prices. Demand for steel in China has played a major role in the movement of international steel prices. The price of steel rose on a global basis from 2004 to June 2008, after which time the price of steel declined by approximately 30%. Any fluctuations in the cost of raw steel affect our operating costs and the prices that we charge our customers. We generally pass onto our customers any cost savings that result from reduced steel prices. For this reason, our revenue and cost of sales are directly related to the market price, demand and supply of steel.

•
Product mix and effect on gross margin.  Our gross margin is primarily affected by our product mix. For years ended December 31, 2009, 2008 and 2007, our gross margins were 30.1%, 27.4% and 28.0%, respectively. Fluctuations in our gross margin were primarily driven by changes in our product mix.  Our production costs are generally higher in early phases of production introduction due to higher start-up costs and low production yield rate. Over time we typically improve our manufacturing efficiency.  Furthermore, while the gross profit in dollar value remains constant, a higher level of sales revenue and cost of sales will lead to a lower level of gross profit margin.

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

•
Consolidation in the Steel Industry. There has been significant consolidation in the global steel industry and consolidation is also taking place in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top several producers in China to account for the majority of national production. Cross border consolidation has also occurred with the aim of achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products. Notwithstanding the general trend towards consolidation in the industry, China’s specialty steel sector, the sector in which we operate, is dominated by privately-owned enterprises and is still highly fragmented. This fragmentation presents an opportunity for companies like ours to gain market share through acquisitions and internal expansion.

Minority Interest

Henan Green was acquired by China Gerui through Wealth Rainbow on October 21, 2008 and the acquisition was accounted for as a reorganization under common control with the purchase of a minority interest. For reporting purposes, a control group comprised of our Chairman and CEO, Mr. Lu and his two direct relatives (Mr. Lu’s son, Yi Lu and Mr. Lu’s brother, Baiwang Lu) held 55.02% of the shares of Henan Green on the date of acquisition. Upon the acquisition, we were wholly owned by Wealth Rainbow, whose sole shareholder was Ms. Yuying Lu, the daughter of Mr. Lu. Wealth Rainbow was acquired by China Gerui on November 28, 2008, and upon the acquisition, Henan Green was wholly owned by China Gerui, the majority shareholder of which is Oasis Green Investments Limited, whose sole shareholder is Ms. Yuying Lu, the daughter of Mr. Lu. Therefore, under U.S. GAAP reporting rules the control group’s 55.02% interest of Henan Green that was acquired constitutes an exchange of equity interests between entities under common control, and the remaining 44.98% interest of Henan Green was accounted for as a minority interest prior to the date of acquisition. As of March 17, 2009, the minority interest ceased to exist.

Gross Profit and Gross Margin

For the years ended December 31, 2009, 2008 and 2007, our gross margin was 30.1%, 27.4% and 28.0%, respectively. Our direct costs of manufacturing are generally high when we first introduce a new product due to higher start-up costs and higher raw material consumption rate. As production volumes increase, we typically improve our manufacturing efficiency and are able to strengthen our purchasing power by buying raw materials in greater quantities.

Changes in our gross margin are primarily driven by changes in our product mix and other strategic operating decisions. Our high-end, value-added products generally tend to have higher profit margins and we have moved to emphasize these products in our mix. Further, general economic conditions and our response to them, cost of raw materials as well as supply and demand of steel finishing fabrication products within our markets influence sales prices.

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

Taxation

BVI. China Gerui is incorporated in the BVI. Under the current law of the BVI, China Gerui is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

Hong Kong.  We did not have any assessable profits subject to the Hong Kong profits tax from 2007 to 2009. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

PRC. In 2007, the PRC government promulgated the New EIT Law and the relevant implementation rules, which became effective on January 1, 2008. Under the New EIT Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25%, effective January 1, 2008.  As a result, our PRC subsidiary, Henan Green, was subject to an enterprise income tax at the rates of 33% in 2007 and 25% in 2008 and 2009.  Under the New EIT Law, dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the New EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China. See Item 3, “Key information — Risk Factors — Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our combined and consolidated financial statements and related notes.  We periodically evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.  Some of our accounting policies require higher degrees of judgment than others in their application.  We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We primarily generate revenue from cold-rolled steel products or chrome-plated steel products sales to our customers. We consider revenue from the sale of our finished cold-rolled and chrome-plated steel products realized or realizable and earned upon meeting all of the following criteria: persuasive evidence of a sale arrangement exists, delivery has occurred, the price to the customer is fixed or determinable, and collectibility of payment is reasonably assured. These criteria are met at the time of shipment when the risk of loss passes to the distributor.

Revenue represents the invoiced value of sold goods, net of VAT.  Our products, all of which are sold in China, are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government.  This VAT may be offset by VAT we paid on raw materials and other materials included in the cost of producing the finished product.  The VAT amounts paid and available for offset are maintained in our current liabilities.

Accounts Receivables

Most of our sales were conducted on pre-payment or COD basis.  However, during the normal course of business, we extend to some of our customers interest-free unsecured credit for a term of 30 days depending on a customer’s credit history, as well as local market practices.  We reviewed our accounts receivables quarterly and determined the amount of allowances, if any, necessary for doubtful accounts. Historically, we have not had any bad debt write-offs and, as such, we do not provide an arbitrary reserve amount for possible bad debts based upon a percentage of sales or accounts receivable balances. Rather, we review our accounts receivable balances to determine whether specific reserves are required due to such issues as disputed balances with distributors, declines in distributors’ credit worthiness, or unpaid balances exceeding agreed-upon terms. Based upon the results of these reviews, we determine whether a specific provision should be made to provide a reserve for possible bad debt write-offs. We have provided 2% allowances for doubtful accounts in 2006, 2007, 2008 and 2009.  As of December 31, 2009, we communicate with our distributors each month to identify any potential issues and reassess our credit limits and terms with some of them based on their prior payment history and practice. We also plan to continue building upon our existing relationships and history with each of our customers to assist us in the full and timely collection of outstanding payments.

As of December 31, 2009 and December 31, 2008, we had outstanding accounts receivable totaling $4.8 million and $10.3 million, respectively.  We believe that these outstanding amounts will be collected pursuant to the terms, conditions, and within the time frames agreed upon with our customers.  During the reported periods, we did not experience any material problems relating to distributor payments and had no bad debt write-offs. In terms of our liquidity, we reflect the extended interest-free unsecured credit in our cash flows for the reported periods. Therefore, we anticipate no changes from past cash flow patterns.

Inventories

We value inventories, consisting of work in process and raw materials, at the lower of cost or market.  Cost of material is determined on the weighted average cost method. Cost of work in progress includes direct materials, direct production cost and an allocated portion of production overhead. We evaluate inventory periodically for possible obsolescence of our raw materials to determine if a provision for obsolescence is necessary. Due to the durable nature of our raw materials which primarily consist of hot-rolled steel sheet, we had no reserve obsolescence at December 31, 2009. Our estimates for determining the provision for obsolescence may be affected by technological changes and developments to our product offerings and changes in governmental regulations.

As of  December 31, 2009 and December 31, 2008, we had an inventory balance of $6.0 million and $3.6 million, respectively.

Recently Issued Accounting Standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In December 2007, the FASB issued FASB ASC 810-10, “Noncontrolling Interest in Consolidated Financial Statements” (“FASB ASC 810-10”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity. FASB ASC 810-10 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Effective January 1, 2009, the Group adopted the provisions of FASB ASC 810-10.

In April 2009, the FASB issued guidance within ASC Topic 805, “Business Combinations”  ASC Topic 805 amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows as of the date of adoption. ASC 805 will be applied to any future business combinations.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”) (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on our financial position.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

(All amounts in thousands of U.S. dollars, except for the percentages)

	Years Ended December 31,
	2009		2008		2007
	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue
Revenue	218,903	100.0	$196,265	100.0	$139,649	100.0
Raw material	(140,061)	-64.0	(131,805)	-67.2	(92,888)	-66.5
Labor	(2,585)	-1.2	(1,665)	-0.8	(1,407)	-1.0
Cost of production	(10,449)	4.7	(8,938)	-4.6	(6,282)	-4.5
Total cost of revenue	(153,095)	-69.9	(142,408)	-72.6	(100,577)	-72.0
Gross profit	65,807	30.1	53,857	27.4	39,072	28.0
General and administrative expenses	(4,574)	-2.1	(3,432)	-1.7	(2,767)	-2.0
Selling and marketing expenses	(919)	-0.3	(831)	-0.4	(534)	-0.4
Operating income	60,315	27.6	49,594	25.3	35,771	25.6
Other income and (expense)
Interest income	829	0.3	1,395	0.7	1,432	1.0
Interest expenses	(3,238)	-1.5	(3,769)	-1.9	(2,147)	-1.5
Sundry income	294	0.1	156	0.1	16	0.0
Income before income taxes	58,200	26.5	47,375	24.1	35,072	25.1
Income tax expense	(14,752)	-6.7	(11,870)	-6.0	(11,422)	-8.2
Net income before Minority interests	43,448	19.8	35,506	18.1	23,650	16.9
Minority interests	0	0	(13,921)	-7.2	(10,638)	-7.6
Net Income	43,448	19.8	21,585	11.0	13,012	9.3

Comparison of Fiscal Years Ended December 31, 2009 and 2008

Revenue.  Our revenue is mainly generated from sales of our cold-rolled steel products. Our revenue increased $22.6 million, or 11.5%, to $218.9 million in 2009 from $196.3 million in 2008.  During the year ended December 31, 2009, our sales volume was up by 23.8% to 249.9 metric tons from 201.9 metric tons last year.  However, our average selling price was down from $972.1 per metric ton during 2008 to $875.8 per metric ton during 2009 as a result of an industry wide reduction in the selling price of steel products.

Cost of Revenue.  Our cost of revenue includes the direct costs of our raw materials, primarily steel coil, as well as the cost of labor and overhead. Our cost of revenue increased approximately $10.7 million, or 7.5%, to approximately $153.1 million in 2009 from approximately $142.4 million in 2008.  The increases were primarily due to (i) costs associated with the overall increase in the volume of products sold including raw materials, labor, energy and other costs, which we believe were in line with our increased sales and (ii) other factors such as additional depreciation resulting from newly acquired equipment and direct labor input which contributed to the increased level of manufacturing overhead.

Gross Profit.  Our gross profit is equal to the difference between our revenue and our cost of revenue. Our gross profit increased approximately $11.9 million to approximately $65.8 million in 2009 from approximately $53.9 million in 2008.  Gross profit as a percentage of revenue (gross margin) was 30.1% in 2009, as compared to 27.4% in 2008.  The increase was primarily attributable to a larger decrease in raw material prices, on a percentage basis, as compared to the decrease in our average selling price.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, bad debts reserve and other expenses incurred in connection with general operations. Our general and administrative expenses increased by approximately $1.2 million to approximately $4.6 million in 2009 from $3.4 million in 2008.  As a percentage of revenue, general and administrative expenses were 2.1% of revenue in 2009 as compared to 1.7% in 2008.  The increase was primarily attributable to professional expenses incurred in connection with the merger between us and COAC in March 2009 and subsequent expenses associated with becoming a US public reporting company.

Selling Expenses.  Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs. Our selling expenses increased approximately $0.1 million, or 10.6%, to approximately $0.9 million in 2009 from $0.8 million in 2008. As a percentage of revenue, our selling expenses were 0.4% in 2009, as compared to 0.4% in 2008.  The increase was mostly attributable to increased advertising and promotion activities and other costs relating to selling activities which we believe were in line with our increased sales revenue.

Interest and Other Income. Interest and other income is mainly interest income generated from the restricted cash balance.  Our interest and other income decreased $0.6 million, or 40.6% to $0.8 million in 2009 from $1.4 million in 2008.  The decrease was attributable to relatively lower average bank loan account balances and a decrease in interest rates paid by the banks throughout 2009 as compared to 2008.

Interest Expense.  Interest expense is primarily interest expense on notes payable and short term loans related to our daily business operations.  Our interest expense decreased $0.6 million, or 14.1%, to $3.2 in 2009 from $3.8 million in 2008. The decrease was attributable to the lower weighted average interest rate from the lending institutions in 2009 as compared to 2008.

Provision for Income Taxes.  We incurred income tax expense of $14.8 million and $11.9 million in 2009 and 2008, respectively.  The effective EIT rates were 25% and 25% respectively in the two aforesaid years.

Net Income.   Our net income, after accounting for minority interests of $0 million and $13.9 million in 2009 and 2008, respectively, increased approximately $21.8 million, or 100.9%, to $43.4 million in 2009 from approximately $21.6 million in 2008, as a result of the factors described above.

Comparison of Fiscal Years Ended December 31, 2008 and 2007

Revenue. Our revenue increased $56.7 million, or 40.6%, to $196.3 million in 2008 from $139.6 million in 2007.  The increase was attributable to the growing demand for our specialty steel products purchased primarily by customers in the telecommunications sectors as these end markets have continued to generate considerable demand.  In addition, we expanded our production capacity with an addition of approximately 50,000 tons in the second half of 2008, which allowed us to satisfy the increasing demand for our products.

Cost of Revenue. Our cost of revenue increased approximately $41.8 million, or 41.6%, to approximately $142.4 million in 2008 from approximately $100.6 million in 2007.  The increases were primarily due to (i) costs associated with the overall increase in the volume of products sold including raw materials, labor, energy and other costs, which we believe were in line with our increased sales and (ii) other factors such as additional depreciation resulting from newly acquired equipment and direct labor input which contributed to the increased level of manufacturing overhead.

Gross Profit.  Our gross profit increased approximately $14.8 million to approximately $53.9 million in 2008 from approximately $39.1 million in 2007.  Gross profit as a percentage of revenue (gross margin) was 27.4% in 2008, as compared to 28.0% in 2007.  The decrease in overall gross profit margin was primarily a result of increased energy and other direct material costs during this period.

General and Administrative Expenses.  Our general and administrative expenses increased by approximately $0.6 million to approximately $3.4 million in 2008 from $2.8 million in 2007.  As a percentage of revenue, general and administrative expenses were 1.7% of revenue in 2008 as compared to 2.0% in 2007.  The dollar increase was mainly attributable to the addition of employees and related salary, benefits and other labor costs as our scale of operations expanded and revenues increased.

Selling Expenses.  Our selling expenses increased approximately $0.3 million, or 55.5%, to approximately $0.8 million in 2008 from $0.5 million in 2007. As a percentage of revenue, our selling expenses were consistent at 0.4% in 2008 and 2007, respectively.  Such dollar increase reflected the increased salary, benefits, travel, and other costs related to selling activities in 2008, which corresponded with our growth in sales and operations.

Interest Income and Interest Expenses.   Our interest income decreased slightly by $36,898, or 2.6%, from $1,432,019 in 2007 to $1,395,121 in 2008.  Our interest expense increased approximately $1.6 million, or 75.5%, to $3.8 million in 2008 from $2.1 million in 2007.  The overall increase in net interest expenses was attributable to our increased borrowing from local Chinese banks.

Provision for Income Taxes.  We incurred income tax expense of $11.9 million and $11.4 million in 2008 and 2007, respectively.  The effective EIT rates were 25% and 33% respectively in the two aforesaid years.

Net Income.   Our net income, after accounting for minority interests of $13.9 million and $10.6 million in 2008 and 2007, respectively, increased approximately $8.6 million, or 65.9%, to $21.6 million in 2008 from approximately $13.0 million in 2007, as a result of the factors described above.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2009	2008	2007
Net cash provided by (used in) operating activities	$33,788	$51,105	$21,506
Net cash provided by (used in) investing activities	(31,350)	12,431	(1,145)
Net cash provided by (used in) financing activities	34,514	(22,690)	(22,300)
Net cash inflow (outflow)	36,952	40,846	(1,940)

Operating Activities

Net cash provided by operating activities was approximately $33.8 million in 2009, as compared to approximately $51.1 million net cash provided by operating activities in 2008, a decrease of 33.9%.  The decrease primarily resulted from increased inventory and prepayment to suppliers in preparation for scheduled production to contracts in the subsequent quarter, reduced customer deposits as a result of revenue recognition, and reduction of accrued liabilities and other payables, which was partially offset by a decrease in accounts receivable and an increase in accounts payable balance.

Net cash provided by operating activities was approximately $51.1 million in 2008, as compared to approximately $21.5 million in 2007, an increase of 135%.  The increase was mainly due to (1) the increased operating income as a result of the business expansion; (2) lower raw materials and finished goods inventory level as of December 31, 2008 due to the better management of inventory; (3) an increase in cash collection from customers, partially offset by increased accounts payable; (4) increased overall cash advance received from customers after deducting the prepayment made to suppliers for raw material procurement; and (5) the increased income tax payment resulting from the higher net income base for calculating the tax liability.

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

•	We manage the year-end accounts payable and accrued liabilities to improve cash flow.

•
Our operating cash flow can also be affected by timing of prepayments made to suppliers for raw materials procurement and the corresponding receipt of advances from customers.  There is no material effect on cash flow as a result of this practice over time but interim and annual period-end balances can be distributed unevenly.  On a rolling twelve-month basis, our prepayments and inventory growth are expected to be consistent with our backlog of customer orders and sales growth.

Investing Activities

Cash used in investing activities mainly consists of capital expenditures, shareholders' borrowings, and increases in restricted cash.

Net cash used in investing activities was approximately $31.4 million in 2009, as compared to approximately $12.4 million net cash provided by investing activities in 2008.  The change mainly resulted from (1) increased capital expenditures, (2) increased restricted cash levels as a result of a higher level of notes payable financing that the Company obtained in 2009 and (3) zero proceeds from former owners since certain borrowings by our former shareholders were fully repaid in 2008.

Net cash provided by investing activities was approximately $12.4 million in 2008, as compared to approximately $1.1 million net cash used in investing activities in 2007.  The change resulted from increased cash collected from our shareholders, offset by a larger amount in capital expenditure.

We paid $5.2 million in 2009, $6.6 million in 2008 and $2.3 million in 2007 to acquire capital equipment.  Restricted cash had an increase of $12.8 million in 2009, an increase of $5.5 million in 2008 and a decrease of $8.3 million in 2007. We received $25.1 million in 2008 when our former shareholders repaid certain borrowings.

Financing Activities

Cash used in financing activities mainly consists of dividends paid, distributions to shareholders, repayment of bank loans, withdrawal and repayment of borrowings from related parties.

We paid dividends of $9.6 million in 2009, $42.3 million in 2008 and $16.1 million in 2007.

Net cash provided by financing activities was approximately $34.5 million in 2009, as compared to approximately $22.7 million net cash used in financing activities in 2008.  The increase in cash provided by financing activities was primarily due to the proceeds from our November 2009 ordinary shares offering and increased notes receivable financing.

We repaid short-term loans of $37.3 million in 2009, $26.7 million in 2008 and $5.9 million in 2007, while incurring new short-term borrowings of $40.6 million in the 2009, $40.0 million in 2008 and $15.1 million in 2007.  We increased our notes receivable financing by $14.1 million in 2009, $6.4 million in 2008 and we reduced our notes receivable financing by $15.0 million in 2007.

Capital Expenditures

We believe that our future capital expenditures will be incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our facilities, (ii) leasehold improvements, (iii) investment in equipment, technology and operating systems, and (iv) capitalized interest.  Our planned capital expenditures for 2010 and 2011 are for expansion of our manufacturing capacity from 250,000 metric tons to 500,000 metric tons by adding cold-rolled thin steel and a new zinc plated steel sheet production line.  The expansion will take place in two phases, with the first phase projected to cost approximately $42 million and the second phase costing approximately $12 million.  We expect to finance the capital expenditure by using cash on hand, internal cash flow to be generated, short-term bank borrowings as well as fund-raising from capital markets.

Loan Facilities

We believe that we currently maintain a good business relationship with many banks.  As of December 31, 2009, our outstanding bank loans were as follows:

(All Amounts in U.S. Dollars)

Commercial Bank of Zhengzhou	$7,323,861
Shanghai Pu Dong Development Bank	5,859,089
China Merchants Bank	4,394,317
China Citic Bank	3,661,930
Guangdong Development Bank	2,929,544
Minsheng Bank of China Branch in Zhengzhou	2,783,067
Zhengzhou City Rural Credit Cooperative	1,171,818
Bank of Luoyang Branch	4,394,317
Bank of Communications	1,464,772
Total	$33,982,715

Most of the foregoing bank loans have a term of twelve months or less, and in most cases, not more than six months.  As security for repayment of these loans, we maintain at the respective banks which have extended loans to us cash in deposit accounts which is reflected as restricted cash on our balance sheet.

We believe that our currently available working capital, including anticipated cash flow from operations and available credit facilities referred to above are adequate to finance our operations at current levels through at least the next twelve months.  In this regard, we are not experiencing any difficulties in the acquisition and rollover of our short term credit facilities that fund our daily operations.  We anticipate rollovers of all current facilities coming due in the 2010 operating year and do not foresee a reduction on the availability of credit to fund our operations and meet our growth objectives.

Research and Development, Patents and Licenses, Etc.

Intellectual Property

We protect our intellectual property primarily by maintaining strict control over the use of production processes.  All our employees, including key employees and engineers, have signed our standard form of labor contracts, pursuant to which they are obligated to hold in confidence any of our trade secrets, know-how or other confidential information and not to compete with us, both during the employment term and within five years after the termination of employment.  In addition, for each project, only the personnel associated with the project have access to the related intellectual property.  Access to proprietary data is limited to authorized personnel to prevent unintended disclosure or otherwise using our intellectual property without proper authorization.  We will continue to take steps to protect our intellectual property rights.

As of the date of this annual report, we have one utility model patent application pending (application number: 200920089897.4), which is related to our production process technology, in particular, hydraulic pressured automatic thickness control system for four-roll reversible cold mill.  The application was made on April 28, 2009.

We have registered the trademark for the logo  with the Trademark Office of the State Administration for Industry and Commerce of China.  We use our trademark for the sales and marketing of our products.  Our trademark expires on November 27, 2012 and may be continually renewed thereafter.

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2009.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations*	$579,273	$24,461	$51,963	$56,722	$446,127
Commercial Bank Loans**	33,982,715	33,982,715	-	-	-
Total	$34,561,988	$34,007,176	$51,963	$56,722	$446,127

* Our operating lease obligations result from the land use rights associated with the land, including a state-owned reservoir on the premises that the company acquired for planned capacity expansion.

** Our commercial bank loans are usually lines of credit with a term of less than one year (usually six months) which are collateralized by cash in deposit accounts which is reflected as restricted cash on our balance sheet.

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Mingwang Lu	57	Chairman of the Board and Chief Executive Officer
Edward Meng	42	Chief Financial Officer
Yi Lu	34	General Manager and Director
Harry Edelson	76	Director
J.P. Huang	49	Director
Kwok Keung Wong	60	Director
Yunlong Wang	47	Director
Maotong Xu	70	Director

Mingwang Lu became our chairman of the board and chief executive officer on March 17, 2009 and has served as Henan Green’s general manager since 2000.  He was previously senior economist and engineer of Henan Green.  Mr. Lu has been in the steel industry since 1985, with expertise in managing and marketing cold-rolled steel construction, technologies, production and marketing.  Mr. Lu was elected as a member of the 9th, 10th and 11th National People’s Congress in Henan Province.  He has been awarded numerous honors including the “Wuyi Labor Medal,” “Excellent Director/Manager in Henan Province,” “National Excellent Township Entrepreneur” and “Expert in Steel Industry of Henan Province.”

Edward Meng has been our Chief Financial Officer since October 19, 2009.  Prior to that Mr. Meng was our Director of Investor Relations since April 2009.  From July 2007 to October 2008, Mr. Meng served as the part-time and then full-time Chief Financial Officer of A-Power Energy Generation Systems (Nasdaq GS: APWR), an alternative energy company.  From 2007 to 2008, Mr. Meng served as an independent director and chairman of the audit committee of China Housing and Land Development Limited (Nasdaq CM: CHLN), a Chinese real estate development company and Huiheng Medical Inc. (OTCBB: HHGM), a Chinese company which, through its subsidiaries, designs, develops, and markets radiation therapy systems used for the treatment of cancer in the PRC.  Mr. Meng also previously served as Vice President of Finance/Chief Financial Officer of Terex Corporation, Beijing Representative Office from 2007 to 2008, which is a diversified global manufacturer of a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining and utility.  In 2007, Mr. Meng served briefly as the part-time Chief Financial Officer and a director of Navstar Media Holdings, Inc., a public U.S. holding company with PRC operating subsidiaries specializing in media content production and distribution.  Mr. Meng was a Senior Financial Consultant to Shell (China) Limited from 2006 to 2007 and was the Chief Financial Officer of Koch Materials (China) Co., from 2003 to 2006. Prior to that, he served in executive and senior managerial positions at Intelsat, Inc. from 1997 to 2003 and Schenker International AG (China) from 1992 to 1995. A Certified Public Accountant, Mr. Meng is experienced in both PRC and U.S. GAAP accounting.  Mr. Meng received his MBA from Georgetown University and a Bachelor’s degree in English from Sichuan International Studies University in China.  He is fluent in both Mandarin and English.

Yi Lu became our director on March 17, 2009 and has served as the deputy general manager of Henan Green since May 2008.  From July 2003 to May 2008, he served as general manager of Henan Green. While with Henan Green, Mr. Lu helped develop 5 series as well as over 20 types of high precision strip steel products.  Prior to joining Henan Green, Mr. Lu served as the recording department director of Zhengzhou Television Station.  He has been honored as one of the sixth top ten excellent youth of Xinzheng City in June 2005, and elected into the second Union of Youth Committee in April 2006.  Mr. Lu graduated from Northwest College in business administration.

Harry Edelson became our director on March 17, 2009 and served as COAC’s chairman of the board and chief executive officer from its inception to its merger with us in March 2009.  Since August 1984, he has been the managing partner of Edelson Technology Partners, which manages a series of five venture capital technology funds (the “Edelson Funds”) for ten multinational corporations (AT&T, Viacom, Ford Motor, Cincinnati Bell, Colgate Palmolive, Reed Elsevier, Imation, Asea Brown Boveri and UPS) and two large pension funds. Mr. Edelson previously worked for Merrill Lynch, Drexel Burnham Lambert and CS First Boston.  Mr. Edelson is a former president of the Analyst Club, the oldest club on Wall Street, founded in 1925, and is President and a founding member of the China Investment Group LLC, an organization formed to provide a forum to update and exchange its members’ knowledge of China. He has been a member of the Juilliard Council since 2001. The Julliard Council is one of the world’s leading schools in the fields of music, dance and acting. Mr. Edelson was honored in the Knesset by receiving the Israel 50th Anniversary Award from the Prime Minister of Israel. Mr. Edelson is a member of the Asia Society and the China Cultural Foundation. He is also an advisor to the China Cultural Foundation. He has given numerous speeches in Hong Kong, China and the United States on investing in China. Mr. Edelson received a B.S. from Brooklyn College and an MBA from New York University Graduate School of Business.

Dr. J.P. Huang became our director on March 17, 2009 and has been Founder, Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc. since 1988.  Under Dr. Huang’s advisory guidance, Jpigroup has been one of China’s major private investment and development companies that has invested and advised in the areas of manufacturing, human capital development, technologies and financial services.  From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during that time, he was very active and instrumental in helping formulating some of China’s first open door strategies and reform plans, especially in the area of international investment and trade. Dr. Huang holds a Ph.D. in economics from University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance. Dr. Huang acted as a consultant to COAC in connection with our merger with COAC.

Kwok Keung Wong became our director on March 17, 2009.  Mr. Wong has in-depth and practical business working experience in dealing with Chinese companies and the Chinese government and assisting foreign investors in doing investments in China for more than twenty years. Since 2000, he has been the Senior Consultant of Thundercap Investments Consultant Limited, a consulting company that advises Chinese clients regarding the raising of funds through Sino-foreign joint ventures, private investment and overseas initial public offerings. Since 1986, Mr. Wong has been a private consultant providing services in the areas of marketing, manufacturing, production, financing and management to more than twenty Chinese enterprises. From 2000 to 2007, he provided consultation services and successfully assisted three Chinese companies in completing initial public offerings in Singapore.

Yunlong Wang became our director on March 17, 2009 and has been the Head and Chief Engineer of Biotech Research Center of Henan Province in China since 2000.  Professor Wang specializes in human cell research and has published over twenty theses in that and related fields.  He has been admitted and recognized as a member Specialist in Bio-engineering by the State Council of China.  He also served as a Professor at the Henan Vocational Institute since 2005.

Maotong Xu became our director on March 17, 2009 and has been the secretary of the board of directors of Henan Green since 2000.  Prior to joining Henan Green, Mr. Xu had served with Henan Luoyang Steel Group from 1966 to 1997 as technician, engineer, vice general engineer and vice factory director.  Mr. Xu received a Bachelor’s degree from Beijing Steel College.

In connection with the business combination with COAC, the then shareholders of China Gerui and Mr. Edelson entered into a voting agreement with China Gerui, pursuant to which each of the shareholders of China Gerui and Mr. Edelson agreed to vote their China Gerui ordinary shares in favor of the election of Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu, Yunlong Wang, Harry Edelson, and J.P. Huang as directors of China Gerui in specified classes in all elections through the annual meeting of China Gerui that will be held in 2011.

The address of our directors and executive officers is c/o Henan Green Complex Materials Co., Ltd., No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, Henan Province, China, 451191.  No family relationship exists between any of our directors and executive officers, except that Mr. Yi Lu is the son of our Chairman and CEO, Mingwang Lu.

Compensation

Compensation of Directors and Senior Management

In 2009, we paid an aggregate of $0.2 million in cash compensation to our directors and senior management as a group.  None of our directors or senior management received any equity awards, including options, restricted stock or other equity incentives in 2009.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.  However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

We plan to enter into a contract with each of our independent directors, in which the compensation to each independent director for his or her service as a director will be determined.

Employment Agreements

As required by local Chinese labor law, our indirect subsidiary Henan Green has entered into employment agreements with each member of our senior management, which have substantially similar terms.   Under these agreements, each of our executive officers is employed for a specified time period, but Henan Green may terminate his or her employment for cause, at any time, without notice or remuneration, for certain acts, including but not limited to, his or her conviction of crimes, his or her breach of material corporate policy and his or her failure to perform his or her duties to our material detriment.  Furthermore, either we or an executive officer may terminate his or her employment at any time without cause upon advance written notice to the other party.  If we terminate an executive officer’s employment without cause, we will pay the executive officer severance pay in accordance with applicable law. We do not have other arrangements with any executive officers for special termination benefits.

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

At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A majority of votes cast at the relevant meeting shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Maotong Xu, Kwok Keung Wong and J.P. Huang, with Maotong Xu serving as chairman.  The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is mainly responsible for, among other things:

•	selecting or recommending to the board the nominees for election as directors or for appointment to fill any vacancy;

•	selecting or recommending to the board the directors to be appointed to each committee of the board;

•	overseeing the board in the board’s annual review of its performance and making appropriate recommendations to improve performance; and

•	performing any other duties or responsibilities expressly delegated to the committee by the board from time to time relating to the nomination of board and committee members.

Employees

We had 627, 588 and 560 full-time employees as of December 31, 2009, 2008 and 2007, respectively. The following table sets forth the number of our employees for each of our areas of operations as of December 31, 2009:

Category	Number of Employees	% of Total
Manufacturing	518	83%
Sales and Marketing	29	5%
General Administration, Purchasing and Logistics	59	9%
Technology and Research & Development	21	3%
Total	627	100%

From time to time, we also employ third-party consultants for R&D of our products.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2010 by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.  The address of each of the persons set forth below is in care of the Company, No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, Henan Province, China, 451191.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)		% of Class(2)
Officers and Directors
Mingwang Lu	Chairman and CEO	Ordinary Shares	0		*
Edward Meng	Chief Financial Officer	Ordinary Shares	0		*
Yi Lu	General Manager and Director	Ordinary Shares	0		*
Harry Edelson	Director	Ordinary Shares	3,276,318	(3)	7.78%
J.P. Huang	Director	Ordinary Shares	0		*
Kwok Keung Wong	Director	Ordinary Shares	985,500	(4)	2.34%
Yunlong Wang	Director	Ordinary Shares	0		*
Maotong Xu	Director	Ordinary Shares	0		*
All officers and directors as a group (8 persons named above)		Ordinary Shares	4,261,818	(3)(4)	10.12%
5% Security Holders
Oasis Green Investments Group(5)		Ordinary Shares	30,222,000		71.75%

All persons named above as a group		Ordinary Shares	34,483,818	(3)(4)	81.87%

* Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 42,120,438 (including shares included in our units) of our ordinary shares as of April 30, 2010 are outstanding pursuant to SEC Rule 13d-3(d)(1).  Ordinary shares that may be acquired by an individual or group within 60 days of April 30, 2010, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)	Includes 1,666,667 shares underlying a warrant to purchase shares of our ordinary shares.

(4)
Includes 985,500 of our ordinary shares owned by Honest Joy Group Limited, which is wholly-owned by Mr. Wong.  Mr. Wong may be deemed to be a beneficial owner of the shares held by Honest Joy Group Limited.

(5)
Oasis Green Investments Group, or Oasis Green, is wholly owned by Ms. Yuying Lu, an Australian citizen.  Ms. Lu is the daughter of our Chairman and CEO, Mingwang Lu, but does not live in the same household.  Ms. Lu may be deemed to be a beneficial owner of the shares held by Oasis Green.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

The following includes a summary of transactions since the beginning of the 2009 fiscal year between us and certain related persons.  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•
In connection with our merger with COAC, Oasis Green, our majority shareholder, agreed to deposit 3,000,000 of the ordinary shares it owns in escrow, pursuant to the Escrow Agreement among us, Oasis Green and Continental Stock Transfer & Trust Company, as escrow agent, to secure Oasis Green’s obligations under the Agreement of Merger and Plan of Reorganization, or the Merger Agreement, to indemnify the surviving entity of the merger for damages arising out of the merger until the later of (i) 30 days after the date on which we have filed this annual report on Form 20-F for our 2009 fiscal year or (ii) one year after the closing of the merger.

•
Oasis Green, Plumpton Group Limited and Honest Joy Group Limited, or the Original Shareholders, were entitled under the Merger Agreement to be issued an aggregate of 1,000,000 of our ordinary shares for each of the years ending on December 31, 2009, 2010 and 2011 in which we have net after tax income that equals or exceeds the target specified for such year in the Merger Agreement ($45 million, $60 million and $80 million, respectively).  At the time of our merger with COAC, we received less cash than was originally expected which caused us to temporarily delay some of our anticipated capital expansion and improvement projects.  Consequently, it was expected that we would grow at a slower rate than anticipated at the time of the merger.  Due to this change, on September 15, 2009, we entered into an agreement with the Original Shareholders to issue to them an aggregate of 2,850,000 ordinary shares as full consideration for a release from the aforementioned obligations under the Merger Agreement.

•
In connection with our merger with COAC, each of the Original Shareholders agreed not to sell its ordinary shares for 12 months (in the case of Oasis Green) and six months (in the case of the other two shareholders) after the closing of the merger, subject to limited exceptions (including transfer to family, transfer after death, transfer to entities control by the transferor).

•
Other than reimbursable out-of-pocket expenses payable to the officers and directors of COAC in connection with our merger transaction, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, has been or will be paid to any of our officers, directors or substantial shareholder, or to any of their respective affiliates, except for a $7,500 monthly fee paid to Edelson Technology Inc., an affiliate of Mr. Edelson, for office space and secretarial and administrative services, and a $10,000 monthly fee paid to Mr. Edelson described in the bullet-point item that immediately follows.  The arrangement with and payment of the fee to Edelson Technology Inc. terminated upon consummation of the merger. A total of $180,000 was paid to Edelson Technology Inc. pursuant to such arrangement through the date of the merger.

•
Since January 2010, we have paid Mr. Edelson a monthly fee of $10,000 in return for his verbal agreement to perform certain services.  These services have included or may include the following: (a) helping to promote awareness of the Company within the investment community through introductions to investors, investment banks, and research analysts; (b) participation in future deal or non-deal road shows and financing activities of the Company upon request and at the discretion of the Company and the Board of Directors; (c) assistance in investor conference presentations, whether or not management of the Company is able to be present; (d) providing occasional office use and communication facilities where required by the Company; (e) monitoring and providing capital market feedback on the Company; and (f) such other activities as may be requested of him, from time to time, by the Board or executive management team of the Company.

•
In connection with COAC’s initial public offering, Mr. Edelson entered into an agreement with EarlyBirdCapital, which is intended to comply with Rule 10b5-1 under the Exchange Act, pursuant to which he placed limit orders for $3 million of our ordinary shares commencing November 26, 2008 which, pursuant to such agreement, was ten business days after COAC filed its Report on Form 6-K announcing our execution of the merger agreement. Mr. Edelson purchased an aggregate of 509,521 shares of COAC ordinary shares in accordance with such agreement at an average price of $5.89 per share. Mr. Edelson may vote these shares any way he chooses. Mr. Edelson has agreed that he will not sell or transfer any ordinary shares purchased by him pursuant to this agreement until one year after COAC has completed the merger. It is intended that these purchases will comply with Rule 10b-18 under the Exchange Act. These purchases were made by EarlyBirdCapital in such amounts and at such times as EarlyBirdCapital determined, in its sole discretion. As a result of EarlyBirdCapital’s interest in our consummation of a business combination, it may not be deemed to be independent for purposes of this agreement.

•
Before 2007, Zhengzhou No. 2 Iron and Steel Company Limited, or Zhengzhou, was one of the owners of Henan Green with 76.93% of the total ownership.  In December 2006, Zhengzhou sold all of its ownership to our Chairman and CEO, Mingwang Lu and others, whereby Mr. Lu became a major owner holding 40% of the total ownership.  In 2008, the holders transferred their ownership interests in Henan Green to China Gerui.  Mingwang Lu was a common owner of Henan Green and Zhengzhou. Zhengzhou engaged in the same type of industry as Henan Green but ceased its processing and selling of steel operation in 2003 and its principal business activity after the cessation of its steel operations is receiving rental income from its investments.  In 2004, we entered into a rental agreement for land use rights with Zhengzhou with the term from January 1, 2005 to December 30, 2014.  In December 2008, we entered into a new lease with the related party lessor, which replaces the 2004 rental agreement.  The new lease term commenced on January 1, 2008 and terminates on December 31, 2027.  Rental paid to Zhengzhou for the fiscal year ended December 31, 2009 was $8,781.  Rent payable under the lease will increase by 10% annually beginning in 2010.  Zhengzhou also guarantees our obligations under short term bank loans.  We do not pay any consideration to this related guarantor for guaranteeing our obligations.

Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.  We are currently not a party to any litigation or other legal proceedings brought against us.  We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Our operating subsidiary, Henan Green, paid dividends of $42.3 million and $16.1 million and in 2008 and 2007, respectively, prior to our 2009 merger with COAC.  In 2009, we issued a total of 2,850,000 ordinary shares to certain shareholders in consideration for a release of claims relating to our March 2009 merger.  This issuance was accounted for as a dividend of $9.6 million in connection with the accounting of our March 2009 merger as a recapitalization.  For the foreseeable future, we intend to retain any future earnings to fund the operation and expansion of our business and do not anticipate paying cash dividends on our ordinary shares.

The payment of any dividends in the future will be within the discretion of our board of directors, subject to the relevant provision of BVI law.

Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.        THE OFFER AND LISTING

Offer and Listing Details

The common stock, warrants and units of COAC were quoted on the Over-the-Counter Bulletin Board maintained by the Financial Industry Regulatory Authority, under the symbols of CHNQ, CHNQW and CHNQU, respectively.  COAC units commenced public trading on March 22, 2007 and common stock and warrants commenced public trading on April 18, 2007.

On March 17, 2009, COAC merged with and into us.  As a result of the merger, COAC’s outstanding shares of common stock, warrants and units have been converted into like securities of us on a one-to-one basis.  Our ordinary shares, warrants and units were quoted on the Over-the-Counter Bulletin Board under the symbols of GGEEF, GGENF and GGETF, respectively, effective April 27, 2009.

Effective November 10, 2009, our ordinary shares, warrants and units began trading on the Nasdaq Global Market under the symbols “CHOP”, “CHOPW”, and “CHOPU”, respectively.

The following table provides the high and low closing bid prices for our ordinary shares, units and warrants and the historical prices for COAC’s common stock, warrants and units prior to the merger, for the periods indicated below.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Ordinary Shares/ Common Stock*		Warrants		Units
	High	Low	High	Low	High	Low
Annual Market Prices
Year 2007 (from March 22, 2007)	$5.76	$5.30	$1.08	$0.55	$7.85	$6.05
Year 2008	5.86	5.30	.99	0.01	7.75	5.40
Year 2009	10.00	3.01	1.80	0.10	6.34	5.95
Year 2010 (through April 30, 2010)	8.20	5.55	3.00	1.21	***	***

Quarterly Market Prices
First Quarter 2008	5.62	5.50	0.99	0.57	7.75	6.95
Second Quarter 2008	5.75	5.50	0.62	0.46	6.85	6.51
Third Quarter 2008	5.86	5.53	0.50	0.23	6.50	5.60
Fourth Quarter 2008	5.85	5.30	0.30	0.01	6.00	5.40
First Quarter 2009	6.00	3.01	0.45	0.10	6.34	5.95
Second Quarter 2009**	10.00	5.55	0.75	0.15	***	***
Third Quarter 2009**	9.00	6.00	1.25	0.35	***	***
Fourth Quarter 2009**	9.75	4.99	1.80	0.70	***	***

Monthly Market Prices
January 2010**	7.50	5.55	2.30	1.21	***	***
February 2010**	6.84	6.10	1.95	1.39	***	***
March 2010**	8.20	6.28	3.00	1.75	***	***
April 2010**	7.92	6.84	2.77	1.91	***	***

*The above table sets forth the range of high and low closing bid prices per share of our ordinary shares as reported by www.quotemedia.com for the periods indicated.

**Reflects the price range of our ordinary shares after the completion of our business combination transaction with COAC in March 2009.

***Market data is unavailable.

Plan of Distribution

Not applicable.

Markets

See our disclosures above under “Offer and Listing Details.”

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s amended and restated memorandum and articles of association.  The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

We were incorporated in the BVI on March 11, 2008 under the BVI Business Companies Act, 2004, or the Act.  We filed a Certificate of Change of Name to change our name from Golden Green Enterprises Limited to China Gerui Advanced Materials Group Limited on December 14, 2009.  Our amended and restated memorandum of association authorizes the issuance of up to 100,000,000 shares without par value.

Objects and Purposes

Our amended and restated memorandum of association grants us full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the Act or any other BVI legislation.

Directors

We have a classified board of directors consisting of three classes of directors, Class I, Class II and Class III.  At the first general meeting held after the date of the adoption of our amended and restated articles of association, the Class I directors shall be elected for a three year term of office, the Class II directors shall be elected for a two year term of office and the Class III directors shall be elected for a one year term of office.  At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A majority of votes cast at the relevant meeting shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.  A director shall not require a share qualification, and may be an individual or a company.

Directors have the powers necessary for managing, and for directing and supervising our business and affairs.  Directors may engage in transactions with us and vote on such transactions, provided the nature of the interest is disclosed to the entire board of directors.  With the prior or subsequent approval by an ordinary resolution of members (i.e., shareholders), the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us.  The board of directors shall obtain our approval in a general meeting before making any payment to any director or past director of us by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Rights and Obligations of Shareholders

Dividends

Subject to the Act, the directors may, by resolution of directors, authorize a distribution (including a dividend) by us to members (i.e., shareholders) at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.  Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by us.  The directors may, before authorizing any distribution, set aside out of our profits such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

The holder of each ordinary share has the right to an equal share in any distribution paid by us.

We do not intend to pay any dividends to our shareholders in the foreseeable future.

Voting Rights

Each ordinary share confers on the shareholder the right to one vote at a meeting of the members or on any resolution of members on all matters before our shareholders.

Rights in the event of winding up

The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of us on a winding up.

Redemption

We may purchase, redeem or otherwise acquire and hold its own shares with the consent of members whose shares are to be purchased, redeemed or otherwise acquired unless we are permitted by the Act or any provision of the amended and restated memorandum of association or the amended and restated articles of association to purchase, redeem or otherwise acquire the shares without their consent. We may only offer to acquire shares if at the relevant time the directors determine by resolution of directors that immediately after the acquisition the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

The directors may make an offer to purchase, redeem or otherwise acquire shares issued by us if the offer is (i) an offer to all members that would, if accepted, leave the relative voting and distribution rights of the members unaffected and affords each member a reasonable opportunity to accept the offer; or (ii) an offer to one or more members which either (1) all members have consented to in writing or (2) the directors have passed a resolution of directors stating that, in their opinion (a) the purchase, redemption or other acquisition is to the benefit of the remaining members and (b) that the terms of the offer and the consideration offered for the shares are fair and reasonable to us and to the remaining members, and setting out the reasons for their opinion.

We may purchase, redeem or otherwise acquire our shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of the amended and restated memorandum and articles of association or a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

Changes in the rights of shareholders

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not we are being wound-up, must be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Meetings

An annual meeting of members must be held each year at such date and time as may be determined by the directors.  The directors shall call a meeting of the members if requested in writing to do so by members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings is required to be given to members.

A meeting of members is properly constituted if at the commencement of the meeting there are two (2) members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one third of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

A member shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

An ordinary resolution of members is a resolution approved at a duly constituted meeting of members by the affirmative vote of a simple majority of the votes cast by such members entitled to vote and voting on the resolution.  A special resolution of members is a resolution passed by a majority of not less than two-thirds of votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given, provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than ten (10) clear days’ notice has been given.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy (who need not be a member) who may speak and vote on behalf of the member.  A written instrument giving the proxy such authority must be produced at the place appointed for such purpose not less than 48 hours before the time for holding the meeting.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own our securities imposed by BVI law or by our amended and restated memorandum and articles of association

Change in Control of Company

A special resolution of members is required for us to issue our shares or securities convertible into our shares resulting in our change of control.  Additionally, the board of directors is empowered to issue preferred shares with such rights attaching to them as they decide and such power could be used in a manner that would delay, defer or prevent a change of control of our company

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI law or by our amended and restated memorandum and articles of association.

Changes in Capital

Subject to the provisions of the amended and restated memorandum and articles of association, the Act and the rules of the Designated Stock Exchange, our unissued shares shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine.

Subject to the provisions of the memorandum of association relating to changes in the rights of shareholders and the powers of directors in relation to preferred shareholders, we may, by a special resolution of members, amend our memorandum of association to increase or decrease the number of ordinary shares authorized to be issued.

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

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court approval but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any Company asset, property, part of the business, or securities, with the exception that shareholder approval is required for the disposition of over 50% in the value of our total assets.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which we are to enter into, he must disclose it to our board.  However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting.  BVI law does not make a specific reference to cumulative voting, and our current Memorandum and Articles of Association have no provisions authorizing cumulative voting.

Independent directors

There is no requirement for a majority of our directors to be independent as a matter of BVI law.

Redemption

Our ordinary shares are not redeemable at a shareholder’s option.  We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders whose shares are being redeemed is not needed when (i) they are subject to compulsory redemption by us following our receipt of a written request by a shareholder or shareholders holding 90% of the votes of the outstanding ordinary shares entitled to vote that such shares be redeemed or (ii) if the directors make an offer to purchase, redeem or otherwise acquire shares that we have issued and such offer is an offer to one or more members which either (1) all members have consented to in writing or (2) the directors have passed a resolution of directors stating that, in their opinion (a) the purchase, redemption or other acquisition is to the benefit of the remaining members and (b) that the terms of the offer and the consideration offered for the shares are fair and reasonable to us and to the remaining members, and setting out the reasons for their opinion..

Takeover provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable.  For instance, our directors are empowered to amend the relevant provisions of the memorandum of association for the purposes of creating new classes or series of shares and the rights attached thereto and may amend the articles of association to take into account any ancillary changes required, provided that the directors do not, however, have the power to amend the memorandum and articles of association to (a) restrict the rights or powers of the members to amend the memorandum or articles of association, (b) to change the percentage of members required to pass a resolution to amend the memorandum and articles of association, or (c) in circumstances where the memorandum or articles of association cannot be amended by the members.

Shareholder’s access to corporate records

Pursuant to the Act, a shareholder is entitled, on giving written notice to us, to inspect our (i) memorandum and articles of association; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

The directors may, if they are satisfied that it would be contrary to our interests to allow a member to inspect any document listed above (or any part thereof), deny or limit the inspection of the document.

Indemnification

We shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of us; or (ii) is or was, at our request, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.  To be entitled to indemnification, these persons must have acted honestly and in good faith and in what they believe to be our best interest, and in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the Act.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

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

Dissenter Rights

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

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder.  If the merger or consolidation is approved by the shareholders, we must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting.  Such shareholders then have 20 days to give us their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares.  As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, we must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value.  We and the shareholders then have 30 days to agree upon the price.  If we and a shareholder fail to agree on the price within the 30 days, then we and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser.  These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

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

Leave to bring or intervene in proceedings may be granted only if the High Court of the BVI is satisfied that (i) we do not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in our interests that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

Material Contracts

Except for the following, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” or Item 5, “Operating and Financial Review and Prospects – Contractual Obligations,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

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

Immediately prior to the Closing, the Original Shareholders owned an aggregate 30,000,000 ordinary shares of the Company, which they continued to own upon the Closing.  The Company’s Original Shareholders are also entitled under our Merger Agreement to be issued an aggregate of 1,000,000 of our ordinary shares for each of the years ending on December 31, 2009, 2010 and 2011 in which we have net after tax income that equals or exceeds the target specified for such year in the Merger Agreement ($45 million, $60 million and $80 million, respectively). At the time of our merger with COAC, we received less cash than was originally expected which caused us to temporarily delay some of our anticipated capital expansion and improvement projects.  Consequently, it was expected that we would grow at a slower rate than anticipated at the time of the merger.  Due to this change, on September 15, 2009, we entered into an agreement with the aforementioned shareholders to issue to them an aggregate of 2,850,000 ordinary shares as full consideration for a release from related claims under the Merger Agreement and other related claims in connection with the merger.

On November 9, 2009, we entered into an underwriting agreement with Maxim Group LLC, acting as the sole book-running manager and sole representative of the underwriters in an underwritten offering of our ordinary shares.  Under the underwriting agreement, the underwriters agreed to purchase, and we agreed to sell, an aggregate 4,800,000 ordinary shares at the public offering price of $5.00 per share, less an underwriter discount of $0.35 per share and a corporate finance fee of 1% of gross proceeds, or $0.05 per share.  The Company received net proceeds of $22,080,000 before expenses.  The underwriters also received an over-allotment option to purchase up to an additional 720,000 ordinary shares for 45 days following the date of the final prospectus relating to this offering.  The underwriters exercised their over-allotment option in full.  The Company received net proceeds of $3,312,000, before expenses, from the over-allotment exercise.

In connection with the underwriting agreement, we also agreed to issue to Maxim Group LLC a warrant to purchase 144,000 ordinary shares (equal to an aggregate of three (3%) percent of the ordinary shares sold in the offering).  The warrant has an exercise price equal to 120% of the offering price of the ordinary shares sold in this offering, or $6.00.  The warrant is exercisable commencing nine (9) months after the effective date of the registration statement related to the offering, and is exercisable for five (5) years after the effective date of the registration statement.  The warrant is not redeemable by us.  The warrant also provides for one demand registration payable by us, one demand registration payable by Maxim Group LLC and unlimited “piggyback” registration rights at our expense with respect to the underlying ordinary shares during the five (5) year period commencing on the effective date of the registration statement relating to the offering with respect to such demand registrations and the five (5) year period commencing six (6) months after the effective date of the registration statement relating to the offering with respect to such “piggy back” registration rights.  Pursuant to the rules of the Financial Industry Regulatory, Inc., or FINRA (formerly the NASD), and in particular Rule 5110, the warrant (and underlying shares) issued to Maxim Group LLC may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the date of delivery and payment for the shares offered; provided, however, that the warrant (and underlying shares) may be transferred to officers or partners of Maxim Group LLC and members of the underwriting syndicate and their officers or partners as long as the warrant (and underlying shares) remain subject to the lockup.  Maxim Group LLC has assigned the warrant and its rights thereunder to Maxim Partners LLC.

In addition, in connection with the underwriting agreement, we and each of our directors, executive officers and certain of our principal shareholders entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, those subject to lock-up agreements may not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose of any ordinary shares, securities convertible into or exchangeable for ordinary shares, options or rights to acquire ordinary shares or publicly announce the intention to do any of the foregoing, without the prior written consent of Maxim Group LLC, for a period of 270 days from the date of the prospectus relating to the offering, or the initial lock-up period.  In addition, if (1) during the last 17 days of the initial lock-up period, we release earnings results or publicly announce material news or a material event relating to us or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in each case the initial lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Maxim Group LLC, on behalf of the underwriters, waives, in writing, such extension.  The initial lock-up period, as so extended, is referred to as the lock-up period.  Maxim Group LLC may agree at its discretion and at any time or from time to time, without notice, to release all or any portion of the shares subject to the lock-up agreements described above.

In connection with the above-mentioned offering, we advanced $75,000 to Maxim Group LLC, which represented a reasonable estimate of the actual accountable expenses Maxim Group LLC expected to incur in the offering. Maxim Group LLC was entitled to receive an accountable expense reimbursement if the offering was terminated.  If the offering had not been consummated, Maxim Group LLC would not have been entitled to receive an expense reimbursement and agreed to refund the advance to the Company at the closing of the offering.

Since the offering was completed, Maxim Group LLC was compensated as provided for in the underwriting agreement as described herein and in the Registration Statement which became effective on November 9, 2010.

We also have agreed that, upon successful completion of this offering, for a period of fifteen (15) months from the closing of this offering, we will grant Maxim Group LLC the right of participation to act as lead managing underwriter and book runner or minimally as a co-lead manager and co-book runner and/or co-lead placement agent with at least 50.0% of the economics; or, in the case of a three-handed deal 33.0% of the economics, for any and all subsequent equity offerings as well as any convertible debt offerings undertaken during this period by us or any of our subsidiaries, excluding any financing transaction (whether debt, equity or otherwise) that occurs on an exchange in China, Hong Kong and/or Singapore.

The underwriting agreement provides for indemnification by and among us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities.  We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

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

BVI Taxation

The BVI does not impose a withholding tax on dividends paid by us to holders of our ordinary shares, nor does the BVI levy any capital gains or income taxes on us.  Further, a holder of our ordinary shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary shares.  Holders of ordinary shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary shares.

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI.  However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Taxation in China

In 2007, the PRC government promulgated the New EIT Law and the relevant implementation rules, which became effective on January 1, 2008. Under the New EIT Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the New EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See Item 3, “Key information — Risk Factors — Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”  If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

U.S. Federal Income Taxation

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

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, and can change on a retroactive basis.  “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is: a citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.  This discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, as described below.

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

Taxation of Capital Gains

Upon sale or other disposition of the ordinary shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes.  However, if we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder may be eligible for the benefits of the Treaty.  Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  We urge you to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company Rules (PFIC)

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2009.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Dividends and Paying Agents

Not applicable.

Statement by Expert

Not applicable.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal.  There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended December 31, 2009.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2009, would decrease net income before provision for income taxes by approximately $0.9 million for the fiscal year ended December 31, 2009.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.03 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2009.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

The Company does not have any American Depositary Receipts.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, our disclosure controls and procedures were effective to satisfy the objectives for which they are intended.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.   CODE OF ETHICS

On July 10, 2009, our board of directors adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.  The code of ethics addresses, among other things, ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.  A copy of the code of ethics has been attached as Exhibit 14.1 to our Annual Report on Form 20-F, filed with the SEC on July 15, 2009.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2009 and 2008:

	Fiscal Year Ended December 31,
	2009	2008
Audit Fees (1)	$121,800	$120,000
Audit-Related Fees (2)	15,000	15,000
Tax Fees	0	0
Re-IPO Audit Fees	146,100	0
TOTAL	$282,900	$135,000

(1)
Consists of fees billed for each of the fiscal years ended December 31, 2009 and 2008 for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2009 and 2008.

(2)	Consists of fees billed for each of the fiscal years ended December 31, 2009 and 2008 for services rendered in connection with the review of our regulatory filings.

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

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We have not elected to follow any “home country practice” in lieu of any requirement of the Nasdaq Marketplace Rules.  We intend to satisfy our requirement under Nasdaq Marketplace Rule 5250(d)(1) to distribute to shareholders copies of our annual report by posting our annual reports on Form 20-F on our company website at: http://www.geruigroup.com, providing a hard copy of our annual report free of charge to shareholders upon request with a reasonable period following such request, and including a prominent undertaking to this effect.  Simultaneous with such posting we will issue a press release containing this and certain other information required by Nasdaq to distribute annual reports to shareholders in this manner.  Domestic company issuers listed on Nasdaq may satisfy this requirement by furnishing a copy of their annual report to shareholders in the manner provided by Rule 14a-16 under the Exchange Act.  As a foreign private issuer, we are not subject to the requirements of Rule 14a-16.  We have determined that this requirement under the Nasdaq Marketplace Rules would be most efficiently addressed in the manner described above.

PART III

ITEM 17.      FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.      FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2009 and 2008 begins on page F-1 of this annual report.

ITEM 19.      EXHIBITS

Exhibit No.	Description
1.1
Amended and Restated Memorandum and Articles of Association, adopted on March 17, 2009 [incorporated by reference to Exhibit 3.1 to the registrant’s Amendment No. 1 to Form 20-F filed on March 23, 2009]

2.1	Specimen Unit Certificate [incorporated by reference to Exhibit 4.6 to the registrant’s Registration Statement on Form S-4/A filed on December 24, 2008 in commission file number 333-155312-01]
2.2
Specimen Ordinary Share Certificate [incorporated by reference to Exhibit 4.7 to the registrant’s Registration Statement on Form S-4/A filed on February 17, 2009  in commission file number 333-155312-01]

2.3	Specimen Warrant Certificate [incorporated by reference to Exhibit 4.8 to the registrant’s Registration Statement on Form S-4/A filed on December 24, 2008 in commission file number 333-155312-01]
2.4
Form of Underwriter Representative Warrant [incorporated by reference to Exhibit 4.4 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-161924) filed on November 5, 2009]

4.1
Agreement of Merger and Plan of Reorganization, dated as of November 12, 2008 by and among the registrant, China Opportunity Acquisition Corp., Wealth Rainbow Development Limited, Henan Green Complex Materials Co., Ltd and certain shareholders of the registrant [incorporated by reference to Exhibit 2.1 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]

Exhibit No.	Description
4.2
Form of Escrow Agreement by and among the registrant, Oasis Green Investments Limited and Continental Stock Transfer & Trust Company [incorporated by reference to Exhibit 10.14 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]

4.3	Form of Voting Agreement [incorporated by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]
4.4	Form of Lock-Up Agreement [incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]
4.5
English Translation of Short-Term Loan Agreement, dated July 23, 2008, between Sub-branch of Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.1 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.6
English Translation of Agreement for Established of Bank Payable Bills, dated October 14, 2008, between Shanghai Pudong Development Bank and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.2 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.7
English Translation of Renminbi Loan Agreement, dated July 16, 2008, between Zhengzhou Branch of China CITIC Bank and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.3 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.8
English Translation of Loan Agreement, dated November 9, 2007, between Commodity World Branch of Commercial Bank of Zhengzhou and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.4 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.9
English Translation of Real Estate Maximum Mortgage Agreement, dated March 26, 2007, between Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.5 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.10
English Translation of Maximum Mortgage Agreement, dated April 21, 2008, between Xiangyang Credit Union of Zhengzhou Rural Credit Cooperatives and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.6 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.11
English Translation of Credit Granting Agreement, valid from July 21, 2008, between Guangdong Development Bank Zhengzhou Huanghe Road Sub-branch and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.7 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.12
English Translation of Agreement, dated September 16, 2003, between Xinzheng City Longhu Town People’s Government and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.8 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.13
English Translation of Lease Agreement for Land Use Right and Buildings, dated November 10, 2008, between Zhengzhou the Second Iron & Steel Co., Ltd. and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.9 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.14
English Translation of Agreement for the Repayment, dated March 30, 2008, by and among Lu Mingwang, Lu Baiwang, Ren Shouze, Yue Tiansui, Bai Zhengsheng, Lu Yi, Zhang Qihong, Lu Mingwang, Chen Zheyu, Zhang Shuiping, Liu Bingshen, and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.10 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

Exhibit No.	Description
4.15
English Translation of Bank Payable Bills Agreement, dated October 14, 2008, between Huang Sub-Branch of Zhengzhou Branch of Guangfa Bank, Da Sub-Branch of Zhengzhou Branch of Pufa Bank, and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.11 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.16
English Translation of Form of Labor Contract for all employees of Henan Green, including executive officers [incorporated by reference to Exhibit 4.15 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]

4.17
Form of Agreement, dated as of September 15, 2009, by and among the registrant, Oasis Green Investments Limited, Plumpton Group Limited, and Honest Joy Group Limited.[incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form F-1 filed on September 15, 2009 in commission file number 333-161924]

4.18	Underwriting Agreement, dated November 9, 2009 [incorporated by reference to Exhibit 1.1 to the registrant’s Report on Form 6-K/A filed on November 10, 2009]
8.1	List of the registrant’s subsidiaries [incorporated by reference to Exhibit 8.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]
11.1	Code of Ethics [incorporated by reference to Exhibit 14.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]
12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

/s/ Mingwang Lu
Mingwang Lu
May 4, 2010	Chief Executive Officer

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited the accompanying consolidated balance sheets of China Gerui Advanced Materials Group Limited (formerly named “Golden Green Enterprises Limited”) (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Gerui Advanced Materials Group Limited as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
April 30, 2010

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31, 2009	December 31, 2008

Assets

Current assets
Cash	$79,607,369	$42,622,404
Restricted cash	37,498,169	24,712,349
Accounts receivable, net	4,808,184	10,304,724
Inventories	5,958,880	3,554,313
Prepaid expenses and other deposits	16,473,710	10,921,055
Other receivables	2,292,133	1,266,097
Total current assets	146,638,445	93,380,942
Non-current assets
Property, plant and equipment, net	22,338,210	19,941,521
Prepaid machinery deposits	13,973,966	637,882
Land use right, net	1,399,026	1,416,220
Total non-current assets	37,711,202	21,995,623
Total assets	$184,349,647	$115,376,565
Liabilities and stockholders' equity
Current Liabilities
Accounts payable	$7,617,953	$5,339,350
Notes payable	41,013,622	26,910,956
Term loans	33,982,715	30,677,903
Income tax payable	3,817,304	2,188,677
Customers deposits	8,146,611	17,484,708
Accrued liabilities and other payables	2,728,585	6,294,406
Dividend payable	-	9,601,549
Due to former minority shareholders	-	4,310,087
Total current liabilities	97,306,790	102,807,636
Non-current liabilities
Land use right payable, net	-	28,521
Total non-current liabilities	-	28,521
Total liabilities	97,306,790	102,836,157
Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value;
40,692,323 and 30,000,000 shares outstanding as of
December 31, 2009 and 2008 respectively	45,261,630	300
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	32,438,982	7,515,704
Subscription receivable	-	(4,310,087)
Accumulated other comprehensive income	2,411,301	2,403,547
Total stockholders' equity	87,042,857	12,540,408
Total liabilities and stockholders' equity	$184,349,647	$115,376,565

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED STATEMENTS OF INCOME
(IN US DOLLARS)

	For the Year Ended December 31,
	2009	2008

Revenue	$218,902,632	$196,264,731

Cost of revenue	(153,095,354)	(142,407,995)

Gross Profit	65,807,278	53,856,736

Operating expenses:
General and administrative expenses	(4,573,512)	(3,431,745)
Selling and marketing expenses	(919,049)	(831,108)
Total operating expenses	(5,492,561)	(4,262,853)

Operating income	60,314,717	49,593,883

Other income and (expense):
Interest income	829,056	1,395,121
Interest expenses	(3,237,757)	(3,769,423)
Sundry income	293,831	155,687

Income before income taxes and non-controlling interest	58,199,847	47,375,268

Income tax expense	(14,751,569)	(11,869,735)

Net income before non-controlling interest	43,448,278	35,505,533

Net income attributable to non- controlling interest	-	(13,920,944)

Net income attributable to common stockholders	$43,448,278	$21,584,589

Earnings per share
- Basic	$1.29	$0.72

- Diluted	$1.15	$0.72

Weighted average common shares outstanding
- Basic	33,751,844	30,000,000

- Diluted	37,675,479	30,000,000

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(IN US DOLLARS)

	Common Stock, with no Par Value		Additional		Accumulated Other
	Number of		Paid-in	Subscription	Comprehensive	Retained	Total
	Shares	Amount	Capital	receivable	Income	Earnings	Equity

Balance, December 31, 2007	30,000,000	$300	$1,834,940	$-	$1,057,886	$14,462,559	$17,355,685
Net income	-	-	-	-	-	21,584,589	21,584,589
Foreign currency translation gain	-	-	-	-	1,345,661	-	1,345,661
Subscription for ordinary shares	-	-	4,310,087	-	-	-	4,310,087
Subscription receivable	-	-	-	(4,310,087)	-	-	(4,310,087)
Contribution to capital on purchase of minority interest	-	-	785,917	-	-	-	785,917
Dividend declared	-	-	-	-	-	(51,856,496)	(51,856,496)
Dividend allocated to minority interest	-	-	-	-	-	23,325,052	23,325,052

Balance, December 31, 2008	30,000,000	$300	$6,930,944	$(4,310,087)	$2,403,547	$7,515,704	$12,540,408
Net income	-	-	-	-	-	43,448,278	43,448,278
Foreign currency translation gain	-	-	-	-	7,754	-	7,754
Subscription receivable settlement	-	-	-	4,310,087	-	-	4,310,087
Issuance of shares in connection with recapitalization	2,245,723	1,955,386	-	-	-	-	1,955,386
Issuance of shares in connection with earn-out share agreement accounted for as a dividend	2,850,000	18,525,000	-			(18,525,000)	-
Issuance of shares for offering	4,800,000	21,085,944					21,085,944
(net of expenses amounting to $2,914,056)
Issuance of over allotment shares	720,000	3,312,000					3,312,000
(net of expenses amounting to $288,000) Shares issuance for warrant conversion	76,600	383,000					383,000
Balance, December 31, 2009	40,692,323	$45,261,630	$6,930,944	$-	$2,411,301	$32,438,982	$87,042,857

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31,
	2009	2008
Cash flows from operating activities:

Net income	$43,448,278	$21,584,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,792,547	2,447,626
Amortization of land use right	30,827	30,280
Net income attributable to non-controlling interest	-	13,920,944

Changes in assets and liabilities:
Accounts receivable, net	5,496,540	(128,270)
Inventories	(2,404,567)	5,106,310
Prepaid expenses and other deposits	(5,552,655)	(311,563)
Other receivables	(1,026,036)	(630,379)
Accounts payable	2,278,603	(547,173)
Income tax payable	1,628,627	(408,010)
Customers deposit	(9,338,097)	9,035,743
Accrued liabilities and other payables	(3,565,821)	1,005,235
Net cash provided by operating activities	33,788,246	51,105,332

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(5,213,329)	(6,572,185)
Capital expenditures on addition of land use right	(14,648)	-
Changes in restricted cash	(12,785,820)	(5,485,798)
Changes in prepaid machinery deposits	(13,336,084)	(637,882)
Proceeds from former owners	-	25,126,394
Net cash (used in)/provided by investing activities	(31,349,881)	12,430,529

Cash flows from financing activities:
Repayment of term loans	(37,269,379)	(26,662,742)
Proceeds from term loans	40,574,191	39,985,342
Proceeds from common stock issued, net	26,736,329	-
Proceeds from notes payable	14,102,666	6,430,053
Proceeds from collection of subscription receivable	4,310,087	-
Dividends paid	(9,601,549)	(42,254,947)
Land use right payable	(28,521)	(125,604)
Amount paid to former minority shareholders	(4,310,087)	-
Amount paid to former owners	-	(61,688)
Net cash provided by / (used in) financing activities	34,513,737	(22,689,586)
Net increase in cash	36,952,102	40,846,275

Effect on change of exchange rates	32,862	1,557,778

Cash as of January 1	42,622,404	218,351
Cash as of December 31	$79,607,368	$42,622,404

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$3,237,757	$3,769,423
Income tax paid	$13,122,287	$12,277,745
Non-cash paid during the year for:
Dividend paid	$18,525,000	$-

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

On November 30, 2009, the Board of Directors of Golden Green Enterprises Limited (“Golden Green”) authorized the Company’s corporate name change to China Gerui Advanced Materials Group Limited ("the Company" or "China Gerui"), effective as of December 14, 2009.

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability Company, for the purpose of effectuating a reorganization and merger with Wealth Rainbow Development Limited (“Wealth Rainbow”) and Henan Green Complex Materials Co., Ltd (“Henan Green”) as discussed in Note 2.

China Gerui's holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company and a leading China-based specialty precision cold-rolled steel producer.  Through its investment in these entities, The Company manufactures and sells specialty, high-end, high precision, ultra thin, high strength, cold-rolled, narrow strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise, and are extensively used in the manufacturing industry throughout mainland China. The Company's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products they and end-users make for various applications. The Company sells its products directly to its customers in the People's Republic of China (PRC) in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

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

The consolidated financial statements include the financial statements of China Gerui and its subsidiaries (together referred to as the "Group"). The Company owns 100% equity interests directly and indirectly, in two subsidiaries, namely Wealth Rainbow and Henan Green. The organization chart of the Group is as follows:

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	REORGANIZATION AND ACQUISITION OF NON-CONTROLLING INTEREST

On October 21, 2008, Wealth Rainbow acquired the non-controlling interest in Henan Green for $4,310,087 with the issuance of a promissory note to the minority stockholders. This amount represented the fair value of Henan Green as determined by an independent valuation which was performed during August 2008. On the effective acquisition date, October 21, 2008, the fair value of Henan Green exceeded the agreed purchase price by $785,917. Such amount has been recorded as a contribution of capital by Henan Green during 2008.

The net assets of Henan Green were recorded by Wealth Rainbow at historical cost to the extent of the common control group’s 55.02% ownership of Henan Green. The remaining 44.98% of Henan Green shares acquired were accounted for as a purchase (fair value) of the non-controlling interest.

The common control group comprised of three direct relatives of the Lu's family which held approximately 55.02% of the shares of Henan Green on the date it was acquired by Wealth Rainbow. Wealth Rainbow was wholly owned by another direct relative of the Lu's family. Under the common control reporting rules, the control group’s 55.02% interest of Henan Green that was acquired by Wealth Rainbow constitutes an exchange of equity interests between entities under the common control.

Subsequent to the Henan Green acquisition, Wealth Rainbow entered into a reorganization and capitalization agreement with the Company during November 2008 in which all of the shares of Wealth Rainbow were exchanged with shares of the Company. As a result of these transactions, Wealth Rainbow and Henan Green became wholly owned subsidiaries of the Company. These transactions have been accounted for as a reorganization under common control with the purchase of a minority interest. On September 9, 2009, the Company has fully settled the amount of $4,310,087 which was recorded as amount due to former minority shareholders.

The consolidated financial statements of the Company have been prepared as if the existing corporate structure had been in existence throughout the periods presented and as if the reorganization had occurred as of the beginning of the earliest period presented.

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

In connection with the merger, the Company issued 2,245,723 shares of its ordinary shares in exchange for all the outstanding shares of COAC. The Company also granted, in connection with the merger, 17,266,667 of warrants in exchange for all the outstanding warrants of COAC. The Company is deemed to be the surviving entity and registered its shares pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.  Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of the Company’s ordinary shares.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of   revenues  and   expenses  during  the  reporting year.   Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

The consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries.  All material inter-company balances and transactions have been eliminated.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”).  All existing accounting standards are superseded.  All other accounting guidance not included in the Codification will be considered non-authoritative.  The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.  Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts.  Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The adoption of ASC 105 does not have an impact on the Group's financial statements.

(b)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2009 and 2008 of Renminbi to one US dollar were 6.8270 and 6.8225 respectively; average rates for the year-end December 31, 2009 and 2008 were 6.8303 and 6.9351   respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of December 31, 2009 and 2008, the accumulated foreign currency translation gain was $2,411,301 and $2,403,547 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

The year-end rates for December 31, 2009 and 2008 of Hong Kong dollar to one US dollar were 7.7543 and 7.7499 respectively; average rates for the year-end December 31, 2009 and 2008 were 7.7515 and 7.7818 respectively.

(c)	Cash

Cash represents cash in banks and cash on hand.

The Group considers all highly liquid investments with original maturities of three months or less to be cash. The Group maintains bank accounts in the PRC.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(d)	Accounts receivable

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

Estimated Life
Land use right	50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Under ASC 350, “Intangible, Goodwill and Other", land use right classified as definite lived intangible assets and are amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 50 years.

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

No impairment was recognized as at December 31, 2009 and 2008.

(i)	Fair value measurements

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on the consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market. The management does not expect the adoption of this ASU to have a material effect on the consolidated financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(j)	Revenue recognition

The Group generates revenue primarily from sales of steel mill flat-rolled products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectability is reasonably assured.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid.

(k)	Income taxes

The Group accounts for income taxes under ASC 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

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

The Group adopted ASC 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l)	Comprehensive income

The Group has adopted ASC 220 "Comprehensive Income".  This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments.

Comprehensive income consists of the following for the years ending December 31, 2009 and 2008:

	For the Year Ended December 31,
	2009	2008

Net income attributable to
common stock	$43,448,278	$21,584,589
Other comprehensive income
- Foreign currency translation adjustments	7,754	1,345,661
Total comprehensive income	$43,456,032	$22,930,250

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(m)	Commitments and contingencies

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

(n)	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. Dilutive potential common shares include 15,990,067 warrants and a Unit Purchase Option, which consists of 600,000 units (each unit consisting 1 share and 2 warrants).

The following table sets forth the computation of basic and diluted net income per common share:

	For the Year Ended December 31,
	2009	2008

Net income per common stock	$43,448,278	$21,584,589

Weighted average outstanding	33,751,844	30,000,000
shares of common stock
Dilutive effect of Warrants	3,659,717	-
Dilutive effect of Unit Purchase Option	263,918	-

Diluted weighted average outstanding shares	37,675,479	30,000,000

Earnings per common stock:
Basic	$1.29	$0.72
Diluted	$1.15	$0.72

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(o)	Segment information

ASC 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

(p)	Recently issued accounting standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In December 2007, the FASB issued FASB ASC 810-10, “Noncontrolling Interest in Consolidated Financial Statements” (“FASB ASC 810-10”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity. FASB ASC 810-10 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Effective January 1, 2009, the Group adopted the provisions of FASB ASC 810-10.

In April 2009, the FASB issued guidance within ASC Topic 805, “Business Combinations”  ASC Topic 805 amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows as of the date of adoption. ASC 805 will be applied to any future business combinations.

In June 2009, the FASB issued FASB ASC 105-10-05, 10, 15, 65, 70 (“FASB ASC 105-10-05, 10, 15, 65, 70”), (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162). FASB ASC 105-10-05, 10, 15, 65, 70 establishes the FASB ASC as the source of authoritative GAAP for nongovernmental entities. The ASC does not change GAAP, instead it takes individual pronouncements that currently comprise GAAP and reorganizes them into Topics. Contents in each Topic are further organized by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC.” FASB ASC 105-10-05, 10, 15, 65, 70 was effective for interim and annual periods ending after September 15, 2009 and does not have an impact on our financial position.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(q)	Subsequent events

In May 2009, the FASB issued guidance within Topic 855-10 relating to subsequent events.  This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements.  Public entities are required to evaluate subsequent events through the date that financial statements are issued.  This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated. Adoption of this standards did not result in significant changes in the subsequent events that we are required to recognize or disclosure in our financial statements.

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through March 9, 2010.

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2009 and 2008 consists of the following:

	2009	2008

Bank balances and cash	$117,105,538	$67,334,753
Less: Restricted cash	(37,498,169)	(24,712,349)
	$79,607,369	$42,622,404

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at December 31, 2009 and 2008, the Group’s cash of amounting to $37,498,169 and $24,713,349, respectively, were restricted and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $41,013,622 and $26,910,956 of notes payable as of December 31, 2009 and  2008 respectively. It can only be released at the expiration date of corresponding notes payable.

5.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of  December 31, 2009 and 2008, the provision on accumulated allowance for doubtful accounts was $31,446 and $126,790 respectively.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

6.	INVENTORIES

Inventories as of December 31, 2009 and  2008 consist of the following:

	2009	2008

Raw materials	$2,152,547	$936,280
Work-in-process	1,345,715	1,378,067
Finished goods	2,460,618	1,239,966
	$5,958,880	$3,554,313

7.	PREPAID EXPENSES AND OTHER DEPOSITS

Prepaid expenses and other deposits as of  December 31, 2009 and 2008 consist of the following:

	2009	2008

Prepaid purchases	$16,411,723	$10,896,840
Prepaid general expenses	61,987	24,215
	$16,473,710	$10,921,055

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers. Prepaid machinery deposit represents part of cost of machinery prepaid before delivery.

8.	OTHER RECEIVABLES

Other receivables as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Advances to staff	$265,402	$381,224
Others	2,026,731	884,873
	$2,292,133	$1,266,097

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

Included in other receivables is $1,349,453 of funds held by unrelated third parties to provide a standby guarantee for Henan Green to obtain additional bank loans.   There was no agreement signed with the third parties and no interest income was received.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Buildings	$4,996,924	$5,000,219
Leasehold land improvement	20,170	20,183
Plant machinery and equipment	23,518,194	22,769,678
Vehicles	2,306,841	1,615,780
Office equipment	148,652	139,189
Construction in progress	4,977,442	1,233,938
	35,968,223	30,778,987
Less: Accumulated depreciation	(13,630,013)	(10,837,466)
	$22,338,210	$19,941,521

Depreciation expense for the years ended December 31, 2009 and 2008 was $2,792,547 and $2,447,626  respectively.

Construction in progress consists of the construction of a research and development center ("R&D center"), buildings of staff accommodation and production lines on 300 acres land. The total construction in progress as at December 31, 2009 and 2008 was $4,977,442 and $1,233,938 respectively.

		Estimated cost
	Balance at	to complete as of	Balance at
	December 31, 2009	December 31, 2009	December 31, 2008

R&D center	$1,920,387	$2,197,158	$474,703
Staff accommodation	494,756	878,863	494,790
Production lines	2,562,299	3,076,022	264,445
	$4,977,442	$6,152,043	$1,233,938

The three projects are expected to be completed in the first quarter of 2010.

No depreciation has been provided for construction in progress.

10.	PREPAID MACHINERY DEPOSITS

Prepaid machinery deposits as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Prepaid machinery deposits	$13,973,966	$637,882

Prepaid machinery deposit represents part of cost of machinery prepaid before delivery. The Group paid deposits for the acquisition of equipment and machinery which will be used for the expansion of production.

The prepaid machinery deposits was classified as current assets in the previous issued reports and has now been reclassified as non-current assets to conform a more correct classification.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

11.	LAND USE RIGHT

Land use right as of December 31, 2009 and 2008 consists of the following:

	2009	2008

Land use right, net	$1,399,026	$1,416,220

Land use right represents prepaid lease payments to the local government for land use right held for a period of 50 years from July 9, 2004 to June 30, 2054 in Zhengzhou, People's Republic of China. Land use right payable as at December 31, 2009 and 2008 were zero and $28,521 respectively.

Land use right is amortized using the straight-line method over the lease term of 50 years.  The amortization expense for the years ended December 31, 2009 and 2008 were $30,827 and $30,280 respectively.

12.	NOTES PAYABLE

Notes payable as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Classified by financial institutions:
China Citic Bank	$7,470,338	$5,862,953
Commercial Bank of Zhengzhou	6,957,668	2,711,616
Minsheng Bank of China	6,152,043	-
Guangdong Development Bank	2,343,636	6,903,628
Shanghai Pudong Development Bank	13,402,666	10,260,169
Shanghai Pudong Development Bank	1,904,204	-
China Merchants Bank	2,783,067	1,172,590
Bank of Communications Branch	-	-
	$41,013,622	$26,910,956

Additional information:
Maximum balance outstanding during the year	$48,879,449	$44,902,894
Finance cost	$941,644	$1,333,746
Finance charge per contract	0.050%	0.050%
Weighted average interest rate	2.41%	2.03%

All the above notes payable are secured by either 50% or 100% corresponding restricted cash.  As at December 31,  2009 and 2008, the Group's cash of $37,498,169 and $24,712,349, respectively were restricted for such purpose. All the notes payable have terms of six months. Commercial Bank of Zhenzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that they should be notified for any transaction which is over 10% of Henan Green’s net assets.  The Company was not in compliance with its financial covenants at the balance sheet date and it subsequently received waivers from the two banks.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

13.         TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of December 31, 2009 and 2008:

	2009	2008

Classified by financial institutions:
China Citic Bank	$3,661,930	$3,664,345
China Development Bank	-	4,397,216
China Merchants Bank	4,394,317	4,397,216
Commercial Bank of Zhengzhou	7,323,861	7,328,691
Guangdong Development Bank	2,929,544	2,198,607
Minsheng Bank of China Branch	2,783,067	1,465,739
Shanghai Pudong Development Bank	5,859,089	5,862,953
Zhengzhou City Rural Credit Cooperative	1,171,818	806,156
Zhengzhou City Urban Credit Cooperative	-	556,980
Bank of Communications	1,464,772	-
Bank of Luoyang Branch	4,394,317	-
	$33,982,715	$30,677,903

Additional information:
Maximum balance outstanding during the year	$37,791,123	$31,117,626
Interest paid during the year	$2,266,504	$2,430,590
Range of interest rate	0.531 - 0.965%	0.487 - 0.965%
Weighted average interest rate	3.46%	4.04%

All of the above terms loans are fixed term loans with a period of 12 months or less.  Commercial Bank of Zhenzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets must be approved by the Bank.  For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou No.2 Iron and Steel Company Limited's land and plant properties, or guaranteed by Henan Green’s former owners or other third parties.

14.         ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2009 and  2008 consist of the following:

	2009	2008

Accrued expenses	$1,713,874	$1,142,668
Other payables	499,046	4,278,620
Other tax payables	515,665	873,118
	$2,728,585	$6,294,406

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.         STOCKHOLDERS’ EQUITY

(a)	Capital

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company. Authorized common stock of the Company included 50,000 ordinary shares with a $1.00 par value. Prior to the stock split described below, the Company had 100 shares outstanding. During March 2009, the Company amended its memorandum of association by effecting a stock split resulting in the issuance of 29,999,999 shares and increasing the total authorized shares from 50,000 to 100,000,000.  Accordingly, immediately after this amendment of its memorandum of association, the Company had 30,000,000 shares outstanding.

In connection with the merger of COAC, on March 17, 2009, the Company issued 2,245,723 ordinary shares.

In connection with the merger between the Company and COAC, the Company is the surviving entity, up to 17,866,667 ordinary shares of the Company has been reserved for issuance upon exercise of the warrants to subscribe for ordinary shares of the Company at $5.00 per share.  Also, there is one unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants.

During November 2009, 76,600 warrants were exercised, for which the Company received proceeds of $383,000.

The Company and the Original Shareholders including Oasis Green Investment Limited, Plumpton Group Limited and Honest Joy Limited entered into an agreement dated September 15, 2009, pursuant to which, the Company agreed to issue to the Original Shareholders an aggregate of 2,850,000 ordinary shares within ten days of entering into the agreement. The 2,850,000 shares are to be divided among the Original Shareholders in the same proportion to the amounts of the Earn-Out Shares that they would have received under the terms of the Earn-Out in the Merger Agreement. In consideration of the issuance of the ordinary shares, the Company and the Original Shareholders agreed to a mutual release of all claims relating to the merger, the redemptions, and the Earn-Out Shares.  The issuance of such Earn-out shares was recorded as a dividend since the merger was deemed to be a recapitalization.

On November 9, 2009, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter Representative”) to sell in a public offering 4,800,000 ordinary shares, no par value (“Ordinary Shares”), of the Company at a price of $5.00 per share for aggregate proceeds of $24,000,000. The Company netted proceeds amounting to $21,085,944 after commissions, fees and other expenses amounting to $2,914,056.

In addition, the Company has granted the underwriters an option to purchase up to 720,000 additional Ordinary Shares to cover over-allotments which was exercised in full during December 2009. The gross proceeds for the over allotment were $3,600,000 which yielding $3,312,000 additional proceeds to the Company after deducting the underwriter commissions, discounts and other fees amounting $288,000.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.         STOCKHOLDERS’ EQUITY (…/Cont’d)

(a)	Capital (…/Cont’d)

As disclosed in the Form 6-K, the Company also has granted the Underwriter Representative (and its designees) a warrant (the “Underwriter Representative Warrant”) for the purchase of an aggregate of 144,000 Ordinary Shares (the “Warrant Shares”) for an aggregate purchase price of $100.00.  The Underwriter Representative Warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $6.00 per share.  The Underwriter Representative Warrant is exercisable for five years beginning on August 9, 2010. The fair value of warrants amounts to approximately $740,000 which is calculated by using Black Scholes Option Calculator. Such amount has been recorded through the equity accounts having to impact on stockholders' equity. The fair value of each of warrant was estimated using the following assumptions:

2009

Expected volatility	150.00%
Expected dividends	-
Expected term (in years)	5
Risk free rate	2.69%

A summary of all warrants outstanding as of December 31, 2009, and changed during the year then ended is presented below:

	Warrants	Exercise Price	Weighted Average Life
Issued on March 17, 2009	17,266,667	$5.00	1 year
Granted	144,000	6.00	5 years
Exercised	(76,600)	5.00	-
Outstanding as of December 31, 2009	17,334,067		1 year

17,266,667 issued warrants are expected to be exercised on or before March 19, 2011, 144,000 granted warrants are expected to be exercised on or before August 8, 2015. The average remaining life of warrants is about 1 year.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.         STOCKHOLDERS’ EQUITY (…/Cont’d)

(b)	Retained Earnings

Retained earnings as of December 31, 2009 and 2008 consist of the following

	2009	2008

Retained earnings	$30,856,080	$5,932,802
Statutory surplus reserves	1,582,902	1,582,902
	$32,438,982	$7,515,704

In accordance with PRC Company Law, the Group is required to allocate at least 10% profit to the statutory surplus reserve.  Appropriation to the statutory surplus reserve by the Group is based on profit arrived under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve.  Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders.  The appropriation is required until the statutory surplus reserve reaches 50% of the stockholder's equity.  This statutory surplus reserve is not distributable in the form of cash dividends.

As the statutory surplus reserve has reached 50% of the stockholder's equity in 2005, the Group ceased to allocate.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

16.         INCOME TAXES

All of the Company's income is generated in the PRC.

	For the Year Ended December 31,
	2009	2008

Current income tax expense	$14,751,569	$11,869,735

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2009 and 2008 are as follows:

	For the Year Ended December 31,
	2009	2008

Income before tax	$58,199,847	$47,375,268

Expected PRC income tax expense at statutory tax rate of 25%	14,549,961	11,843,817

Income not subject to tax	-	77,518
Effect on exchange rate	201,608	(51,600)
Actual income tax expense	$14,751,569	$11,869,735

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial. The Group has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

17.         SUNDRY INCOME

Sundry income as of  December 31, 2009 and 2008 consists of the following:

	For the Year Ended December 31,
	2009	2008
Local government subsidies	$87,844	$79,365
Transferred from receipts in advance and accounts payable	83,772	71,605
Subcontracting income	69,567	-
Others	52,648	4,717
	$293,831	$155,687

During the years ended December 31, 2009 and 2008, the Group received special one time subsidies from local government of Zhengzhou, China amounting to $87,844 and 79,365 respectively for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature, it depends on the local government's policy announced within a valid period.

The Group earned its subcontracting income by providing services for other companies during the fourth quarter of 2009. This income is not constant, and services are subject to the need of other companies.

18.         RELATED PARTY TRANSACTIONS

In 2004, the Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou No.2 Iron and Steel Company Limited, the former owner of Henan Green, from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou No.2 Iron and Steel Company Limited for the years ended December 31, 2009 and 2008 was $8,916 and $8,781 respectively.

19.         SIGNIFICANT CONCENTRATIONS

Our credit risk is somewhat limited due to a relatively large customer base and its dispersion across geographic areas of the PRC. During the year ended December 31, 2009, the Company had no customer which accounted for 10% or more of total revenue. During the year ended December 31, 2008, the Company had only one customer which accounted for approximately 10% of total revenue. As of December 31, 2009, the Company had two customers which accounted for approximately 66% and 11%, respectively of total accounts receivable. As of December 31, 2008, the Company had three customers which accounted for approximately 46%, 14% and 14%, respectively of total accounts receivable.

All of the Group's suppliers are located in the PRC. During the year ended December 31, 2009, the Company had four suppliers which each accounted for approximately 11%, 17%, 20% and 28% of total purchases, respectively. During the year ended December 31, 2008, the Company had three suppliers which each accounted for approximately 12%, 22% and 47% of total purchases, respectively.  As of December 31, 2009, the Company had three suppliers which accounted for approximately 37%, 33% and 15%, respectively of total accounts payable. As of December 31, 2008, the Company had three suppliers which accounted for approximately 37%, 23% and 14%, respectively of total accounts payable.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

20.         FOREIGN OPERATIONS

Operations

All of the Group’s operations are carried out and all of its assets are located in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. The Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency fluctuation and remittances and methods of taxation, among other things.

Dividends and reserves

Under laws of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following: (i) cumulative prior years' losses, if any; (ii) allocations to the "Statutory Surplus Reserve" of at least 10% of net income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the equity of the Company’s subsidiary, Henan Green; (iii) allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to Henan Green's "Statutory Common Welfare Fund", which is established for the purpose of providing employee facilities and other collective benefits to employees in China; and (iv) allocations to any discretionary surplus reserve, if approved by equity stockholders.

21.         OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $23,556 (RMB160,900) for the year ended December 31, 2009. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of December 31, 2009 are payable as follows:

December 31,	Leasehold	Reservoir rental	Total
2010	$9,813	$14,648	$24,461
2011	10,794	14,648	25,442
2012	11,873	14,648	26,521
2013	13,060	14,648	27,708
2014	14,366	14,648	29,014
Over five years	387,536	58,591	446,127
	$447,442	$131,831	$579,273

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 27,066 m2 to Henan Green for use. The rental period is from January 1, 2005 to December 31, 2027. Annual rental paid for the land use right is about $8,781 (RMB 60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will increase by 10% annually from 2010 onwards. Such related party commitments are included in the above table.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

22.         COMMITMENTS

The Group had the following capital commitments at of December 31, 2009:

Contracted, but not provided for:-
Acquisition of machinery and equipment	$27,682,115

According to the purchase contracts, the Company should pay 50% deposit within 10 days after the purchase contracts are signed, all the machinery and equipment are estimated to be delivered and completed installation in 2010.  The Group estimates those machinery and equipment will be used for production in the last quarter of 2010.

23.         SUBSEQUENT EVENTS

Post-closing warrants exercise Through March 3, 2010, the Company issued 737,566 shares in connection with the exercise of 737,566 warrants. As a result, the Company received $3,679,345 (after deducting bank charges of $8,485).

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

24.         QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	2009
	March 31	June 30	September 30	December 31
Revenue:
Steel mill flat-rolled products	$46,973,387	$102,408,628	$59,252,619	$57,241,385
Operating expenses:
Cost of revenue	(33,272,665)	(71,773,082)	(41,101,974)	(40,220,298)
General and administrative expenses	(853,409)	(1,654,792)	(1,820,762)	(1,097,958)
Selling and marketing expenses	(157,254)	(539,097)	(175,698)	(204,254)
Total operating expenses	(34,283,328)	(73,966,971)	(43,098,434)	(41,522,510)
Operating income	12,690,059	28,441,657	16,154,185	15,718,875
Other income (expenses)
Interest income	234,509	426,542	252,722	149,792
Interest expenses	(851,134)	(1,569,568)	(940,118)	(728,071)
Sundry income	87,756	152,450	63,482	77,899
Income tax expense	(3,025,890)	(6,897,115)	(4,037,233)	(3,817,221)
Net income attributable to common stockholders	$9,135,300	$20,553,966	$11,493,038	$11,401,274
Net income per share
Basic	$0.28	$0.64	$0.35	$0.30
Diluted	$0.26	$0.59	$0.29	$0.27

	2008
	March 31	June 30	September 30	December 31
Revenue:
Steel mill flat-rolled products	$46,956,701	$100,979,009	$55,881,554	$39,404,168
Operating expenses:
Cost of revenue	(32,587,779)	(71,776,231)	(41,223,269)	(29,408,495)
General and administrative expenses	(647,158)	(1,483,492)	(890,469)	(1,057,784)
Selling and marketing expenses	(138,203)	(405,346)	(175,762)	(250,000)
Total operating expenses	(33,373,140)	(73,665,069)	(42,289,500)	(30,716,279)
Operating income	13,583,561	27,313,940	13,592,054	8,687,889
Other income (expenses)
Interest income	341,529	743,134	334,813	317,174
Interest expenses	(890,112)	(1,961,981)	(1,007,838)	(799,604)
Sundry income	76,882	84,022	888	70,777
Income tax expense	(3,200,858)	(6,422,773)	(3,244,752)	(2,202,210)
Net income before non-controlling interest	9,911,002	19,756,342	9,675,165	6,074,026
Net income attributable to
non-controlling interest	(4,457,969)	(8,886,403)	(4,351,889)	(682,652)

Net income attributable to common stockholders	$5,453,033	$10,869,939	$5,323,276	$5,391,374
Net income per share
Basic	$0.18	$0.36	$0.18	$0.18

Diluted	$0.18	$0.36	$0.18	$0.18