Form 20-F
period 2010-12-31
China Gerui Advanced Materials Group Ltd
filed 2011-04-19
CIK 1449801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191

(Address of principal executive offices)

Mingwang Lu
1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191
Tel: 86-371-62568634, Fax: 86-371-67718787
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2010): 46,139,053 ordinary shares (including ordinary shares included in public units outstanding as of this date)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Yes ☐ No ☒

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

Annual Report on FORM 20-F
For the Fiscal Year Ended December 31, 2010

i

ITEM 8.	FINANCIAL INFORMATION	53
Consolidated Statements and Other Financial Information		53
Significant Changes		53

ITEM 9.	THE OFFER AND LISTING	53
Offer and Listing Details		53
Plan of Distribution		54
Markets		54
Selling Shareholders		54
Dilution		54
Expenses of the Issue		55

ITEM 10.	ADDITIONAL INFORMATION	55
Share Capital		55
Memorandum and Articles of Association		55
Material Contracts		60
Exchange Controls		62
Taxation		63
Dividends and Paying Agents		68
Statement by Experts		68
Documents on Display		68

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	69

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	69
Debt Securities		69
Warrants and Rights		69
Other Securities		70
American Depositary Shares		70

PART II		70

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	70

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS	70

ITEM 15.	CONTROLS AND PROCEDURES	71
Evaluation of Disclosure Controls and Procedures		71
Management’s Annual Report on Internal Control Over Financial Reporting		71
Changes in Internal Control Over Financial Reporting		71

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	72

ITEM 16B.	CODE OF ETHICS	72

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
Audit Committee Pre-Approval Policies and Procedures		72

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	73

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	73

ii

ITEM 16G.	CORPORATE GOVERNANCE	73

PART III		73

ITEM 17.	FINANCIAL STATEMENTS	73

ITEM 18.	FINANCIAL STATEMENTS	73

ITEM 19.	EXHIBITS	73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		F-1

iii

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

Selected Consolidated Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5, “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended December 31, 2010, 2009, and 2008, and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The selected balance sheet data as of December 31, 2008 have been derived from our audited consolidated financial statements that are not included in this annual report.  The selected statement of income data for the fiscal year ended December 31, 2007 and the balance sheet data as of December 31, 2007 have been derived from our audited financial statements that are not included in this annual report.  The selected statement of income data for the fiscal year ended December 31, 2006 and balance sheet data as of December 31, 2006 have been derived from the audited financial statements of Henan Green that are not included in this annual report.

The consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of China Gerui and Henan Green contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Fiscal Year Ended December 31,
	2010 (Consolidated, audited)	2009 (Consolidated, audited)	2008 (Consolidated, audited)	2007 (Consolidated, audited)	2006 (Henan Green, audited)
	(In thousands of U.S. Dollars, except number of shares and per share data)
Statement of Income Data:
Revenue	$253,866	$218,903	$196,264	$139,649		$99,017
Operating income	66,950	60,315	49,594	35,771		23,893
Net income before income taxes and minority interest	63,021	58,200	47,375	35,072		23,649
Net income before minority interest (1)	47,083	43,448	35,506	23,650		N/A
Net income (1)(2)	47,083	43,448	21,585	13,012		15,879
Weighted average ordinary common shares(3)(4)	43,891,670	33,751,844	30,000,000	30,000,000		N/A
Weighted average number of diluted ordinary shares(3)(4)	46,655,721	37,675,479	30,000,000	30,000,000		N/A
Basic earnings per share (1)(3)(4)	$1.07	$1.29	$0.72	$0.43	$	N/A
Diluted earnings per share(1)(3)(4)	$1.01	$1.15	$0.72	$0.43	$	N/A

Balance Sheet Data:
Total current assets	$227,915	$146,638	$94,019	$74,654		$68,822
Total assets	329,004	184,350	115,376	91,817		85,782
Total current liabilities	161,192	97,307	102,808	60,119		62,781
Total liabilities	161,192	97,307	102,836	60,273		63,239
Minority Interest(1)	0	0	0	14,188		N/A
Stockholders’ equity	167,812	87,043	12,540	17,356		22,543

(1)Henan Green was acquired by China Gerui on October 21, 2008 and for reporting purposes a 44.98% interest of Henan Green has been accounted for as a minority interest prior to the date of acquisition during the years ended December 31, 2007 and 2008.  Net income and per share data have been calculated after giving effect to the minority interest in such periods.  Minority Interest was not accounted for during the year ended December 31, 2006 in respect of Henan Green.

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

(4)Ordinary shares outstanding (actual and diluted) and per share data (basis and diluted) of Henan Green have been omitted for 2006 because of differences in the capital structures of China Gerui and Henan Green.  Presenting such data in this report is not particularly helpful and could be misleading to readers.

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

RISKS RELATED TO OUR BUSINESS

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission, or the SEC.  Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.  As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless.  Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations.  It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price.  If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company.  This situation will be costly and time consuming and distract our management from growing our company.  If such allegations are not proven to be groundless, our company and business operations would be severely damaged and your investment in our stock could be rendered worthless.

Due to our rapid growth in recent years, our past results may not be indicative of our future performance so evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in sales revenue from approximately $196.3 million in 2008 to $253.9 million in 2010.  Our net income has grown from approximately $21.6 million in 2008 to approximately $47.1 million in 2010.  We may not be able to achieve similar growth in future periods.  Therefore, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future.  Moreover, our ability to achieve satisfactory operating results at higher production and sales volumes is unproven.  You should not rely on our past results or our historical rate of growth as an indication of our future performance.

A large percentage of our revenues are derived from sales to a limited number of customers and our business will suffer if sales to these customers decline.

We currently sell high precision steel products to more than 20 major customers in the Chinese domestic market.  For the fiscal years ended December 31, 2010 and 2009, sales revenues generated from our top 10 customers amounted to 33.4% and 36.9% of total sales revenues, respectively, and sales to our largest single customer for the same periods amounted to 8.5% and 8.4% of our total sales revenues, respectively.  We do not enter into long-term contracts with our customers and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenues and business.

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

Our operations are capital intensive and our business strategy is likely to require additional substantial capital investment.  We completed an underwritten public offering in November 2009 and a private placement financing in June 2010 in which we raised total net proceeds of approximately $43 million.

As of the end of the first quarter of 2011, we have used the net proceeds from the aforementioned financings to expand our cold-rolled steel processing capacity from 250,000 metric tons per annum to 400,000 metric tons per annum and to add 200,000 metric tons per annum of capacity to our 50,000-metric ton-per-annum chromium plating line so as to be capable of chromium-plating 250,000 tons of cold-rolled steel per annum. The estimated total capital expenditure for these expansion projects was approximately $42 million. We plan to expand our annual production capacity an additional 100,000 metric tons to 500,000 metric tons by the first quarter of 2012 in order to meet expected demand for our products. This additional expansion will require an estimated capital expenditure of $12 to $15 million.  We may also need additional capital to maintain the condition of our existing equipment and comply with environmental laws and regulation. Although we received $66.5 million in proceeds from warrant exercises in the first quarter of our fiscal year ended December 31, 2011 and plan to use such proceeds for our capital expansion program, our capital expenditure plans and estimates are subject to change as determined by our management and we may determine that we do not have sufficient cash on hand to fund our capital expansion program without seeking external capital funds.  Sourcing external capital funds for these purposes are key factors that have constrained and may in the future constrain our growth, production capability and profitability.  To the extent that we finance our capital expansion and maintenance projects with debt financing, we may become subject to financial covenants or operating covenants that restrict our ability to freely operate our business or take actions that are desired by shareholders, such as the payment of dividends.  If we elect to finance our capital expansion and maintenance plans through equity financing, our shareholders may experience dilution or may have their voting or economic rights as shareholders subordinated to a senior class of stock.  In either event, we may be unable to find external sources of financing on favorable terms or at all.  Our failure to obtain external financing for our capital expansion and maintenance projects can severely impede our growth plans and strategy and impair our revenue, earnings and overall financial performance.

If we have miscalculated the future demand for our products, we may wind up unnecessarily spending a significant amount of funds on the expansion of our manufacturing facilities.

As described immediately above, we have spent almost all of the $43 million in total proceeds from our November 2009 underwritten public offering and June 2010 private placement to construct additional manufacturing facilities  Our future expansion plans will add an additional 100,000 metric tons per annum of manufacturing capacity at an estimated cost of $12-$15 million, allowing us to produce up to approximately 500,000 metric tons of our high precision, cold rolled steel products annually once construction is completed.  The scope and timing of our expansion plans has been based on our internal projections and estimated demand for our products.  If our projections are incorrect and the actual demand for our products is less than our projections, we may expend a significant amount of capital on an expansion project which ultimately may not have been needed.

The recent global economic crisis could impair the steel industry thereby limiting demand for our products and affecting the overall availability and cost of external financing for our operations.

The repetition, continuation or intensification of the recent global economic crisis and turmoil in the global financial markets may adversely impact our business, the businesses of our customers from whom we generate revenues and our potential sources of capital financing.  Our high precision, cold rolled steel products parts are primarily sold to customers who operate in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries.  The global economic crisis harmed most industries and has been particularly detrimental to the steel industry.  Since virtually all of our sales are made to end users in other industries, our sales and business operations are dependent on the financial health of both the steel industry and other industries in which our customers operate.  Therefore, our business could suffer if our customers experience, or continue to experience, difficulties in their respective industries or a downturn in their business.  Presently, it is unclear whether and to what extent the economic stimulus measures and other actions taken or contemplated by the Chinese government and other governments throughout the world will mitigate the effects of the crisis on the steel industry and other industries that affect our business.  Although these conditions have not presently impaired our ability to access credit markets and finance our operations, the impact of the current crisis on our ability to obtain capital financing in the future, and the cost and terms of same, is unclear.

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

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

Our ability to implement our business plan and to achieve the results projected by management will depend on management's ability to anticipate technological advances in our industry and implement strategies to take advantage of technological change.  We may be unable to address technological advances or introduce new designs or products that may be necessary to remain competitive within the steel industry.

We produce steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise.  We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including, but not limited to:

●	quality,
●	price competitiveness,
●	technical expertise and development capability,
●	innovation,
●	reliability and timeliness of delivery,
●	product design capability,
●	operational flexibility,
●	customer service, and
●	overall management.

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

Our finished steel products mainly serve as key components in food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables.  Therefore, we are subject to the general changes in economic conditions affecting the food and industrial packaging, construction and household decorations materials, electrical appliance, and telecommunications wires and cables industries.  If our customers which operate in these industries experience a downturn in their business or if they utilize substitutes for our products in their manufacturing operations, demand for our products and our business results will suffer.

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

Our total debt under existing bank loans and lines of credit to the Company as of December 31, 2010 was approximately $130.3 million. Although we had unrestricted cash of approximately $119.5 million as of December 31, 2010, and had received net proceeds of approximately $66.5 million from the proceeds of warrant exercises during the first quarter of our fiscal quarter ended March 31, 2011, we have elected to reserve the use of such cash and proceeds for our capital expansion program and have recently renewed all existing bank loans and lines of credit. This indebtedness and the incurrence of any new indebtedness could (i) make it more difficult for us to satisfy and pay our existing liabilities and obligations, which could in turn result in an event of default, (ii) require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or (vi) place us at a competitive disadvantage compared to competitors that have proportionately less debt.  If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us to default on our debt service obligations and be subject to foreclosure on such loans.  Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

We face significant competition from competitors with greater resources, and we may not have the resources necessary to successfully compete with them.

The steel manufacturing and processing business is highly fragmented and competitive. We compete with a large number of other steel manufacturers and processors in China, on a region-by-region basis, and with foreign steel manufacturers, such as POSCO Steel, on a world wide basis.  Our competitors are of various sizes, some of which have more established brand names and relationships in certain markets than we do.  We are not in direct competition with China’s large state-owned steel companies because those companies concentrate on the production of hot-rolled steel.  As such, they are more often a raw material supplier to us, rather than a competitor.  We are one of a limited number of specialty precision cold-rolled steel producers in China.  Differences in the type and nature of the specialty precision steel products in China’s steel industry are relatively small and, coupled with intense competition from international and local suppliers and customer price sensitivity, competition can be fierce.  Our competitors may increase their market share through pricing strategies that damage our business.  Since our industry is capital-intensive, our competitors may be able to successfully compete with us if their financial resources, staff and facilities are substantially greater than ours, placing us at a competitive disadvantage to these larger companies.

Any decrease in the availability, or increase in the cost, of raw materials could materially reduce our earnings.

Our business operations depend heavily on the availability of various raw materials and energy resources, primarily steel coil, but also chromium, tin, zinc, oil paint and electricity.  Steel coil has historically accounted for approximately 90% of our total cost of sales.  The availability of raw materials and energy resources may decrease and their prices may fluctuate greatly.  We purchase a large portion of our raw materials from Zhengzhou Ganlian Trading Co. Ltd. and Zhengzhou Zhongchu Materials Distribution Center, but we currently do not have long-term supply contracts with any particular supplier to assure a continued supply of raw materials.  While we maintain good relationships with these suppliers, the supply of raw materials may nevertheless be interrupted on account of events outside our control, which will negatively impact our operations.  If these or any other important suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products.  This could result in a decrease in profit and damage to our reputation in our industry.  So far we have been able to pass most raw material cost increases on to our customers.  However, if our raw material and energy costs increase to such an extent that we cannot pass these higher costs on to our customers in full or at all, our margins will suffer.  Although we currently benefit from favorable pricing in some of these supply contracts, if market prices for these raw materials decline, we may not be able to take advantage of decreasing market prices, and our profit margins may suffer.

We produce a limited number of products and may not be able to respond quickly to significant changes in the market or new market entrants.

Cold-rolled specialty precision steel manufacturing is a relatively new industry in China.  Previously, our customers which manufacture durable goods have relied solely on imports from Japan, Korea, the European Union and the United States.  We believe the average quality and standards of products of China’s high precision steel industry lags behind international standards.  While we offer five series and over 20 types of high-precision steel products and believe we have developed a nationally recognizable brand, there are many other specialty precision steel products of similar nature in the market.  As of December 31, 2010, we have not yet penetrated the international market and have not developed an internationally recognizable brand for specialty steel products.  If there are significant changes in market demand and/or competitive forces, we may not be able to change our product mix or adapt our production equipment quickly enough to meet customers’ needs.  Under such circumstances, our narrow band of precision steel products and/or new market entrants may negatively impact our financial performance.

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

Our manufacturing operations are located in China and some of our administrative matters are handled in Hong Kong and the BVI.  We have regulatory filing obligations in the United States.  The geographical distances between our facilities create a number of logistical and communications challenges, including time differences and differences in the cultures in each location, which makes communication and effective cooperation more difficult. In addition, because of the location of the manufacturing facilities in China, our operations could be affected by, among other things:

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

In addition, China recently announced new guidelines aiming to reduce energy use and carbon emissions per unit of industrial value added output by 4 percent in 2011 compared to 2010 levels.  The target levels are slightly higher than those pledged by China in its recently released 12th Five Year Plan and are part of China's plan to cut energy consumption and carbon emissions per unit of gross domestic product by 18 percent over the next five years. In 2010, electricity supplies were cut back to many industrial producers around China.  Local governments have also occasionally required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels.

While we have not experienced any severe or lengthy power outages in the past as a result of power outages or administrative measures, we do not have any back up power generation systems.  If we are affected by administrative measures or power outages in the future, we may experience material production disruption and delays in our delivery schedule. In such event, our business, results of operation and financial conditions could be damaged.

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

As part of our business strategy, we intend to accelerate our investment in new technologies in an effort to strengthen and differentiate our product portfolio and make our manufacturing processes more efficient.  Our primary focus will be to develop new and better technologies to allow us to manufacture higher valued-added products, such as chrome finished, zinc-plated and galvanized products.  As a result, we believe that the protection of our intellectual property will become increasingly important to our business.  We expect to rely on a combination of trade secrets, trademarks and copyrights to provide protection in this regard, but this protection might be inadequate.  For example, our  future patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope.  Conversely, third parties might assert that our technologies infringe their proprietary rights.  In either case, litigation could result in substantial costs and diversion of our resources, and whether or not we are ultimately successful, the litigation could hurt our business and financial condition.

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

Our acquisition strategy also depends on our ability to obtain necessary government approvals that may be required.  We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations implemented in China.

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

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives.  In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable.  Land use rights can be granted upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land granting fee, the entry into a land use agreement with a competent governmental authority and certain other ministerial procedures.  Henan Green holds land use rights for some of its occupied properties and leases the land and the building on which its main facilities are located from third parties that it reasonably believes have proper land use rights, but no assurance can be given that Henan Green’s land use rights will be renewed or that our lessors will maintain their land use rights. We have received land use certificates for certain parcels of land on which our properties reside, but we may not have followed all procedures required to obtain such certificates or paid all required fees.  If the Chinese administrative authorities determine that we have not fully complied with all procedures and requirements needed to hold a land use certificate, we may be forced by the Chinese administrative authorities to retroactively comply with such procedures and requirements, which may be burdensome and require us to make payments, or such Chinese administrative authorities may invalidate or revoke our land use certificate entirely. If the land use right certificates needed for our operations are determined by the government of China to be invalid or if they are not renewed, or if we are unable to renew the lease for our facilities when it expires in 2027, we may lose production facilities or employee accommodations that would be difficult or even impossible to replace.  Should we have to relocate, our workforce may be unable or unwilling to work in the new location and our business operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase its costs of production, which would negatively impact financial results.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected and investor confidence and the market price of our ordinary shares may be adversely impacted.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  Although our management concluded that our internal controls over our financial reporting were effective as of December 31, 2010, they may not do so in future annual reports.  Our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our securities.

We may face adverse claims from and may be liable for damages to some former shareholders of COAC based on an agreement we entered into with our original shareholders.

On November 12, 2008, we entered into an Agreement of Merger and Plan of Reorganization, or the Merger Agreement, with COAC, Wealth Rainbow, Henan Green, and several of our original shareholders, Oasis Green Investments Limited, or Oasis, Plumpton Group Limited, or Plumpton, and Honest Joy Group Limited, or Honest Joy, or collectively the Original Shareholders.

When the parties entered into the Merger Agreement, we and the Original Shareholders expected to succeed to COAC’s liabilities and obligations as a result of the merger, but also expected to receive, as partial consideration for the merger, a significant portion of COAC’s $41.5 million in cash and cash equivalents.  Additionally, in connection with the merger negotiations, the parties agreed to an earn-out arrangement whereby, upon our attainment of certain financial milestones and results, the Original Shareholders would be entitled to receive from us a total of 3,000,000 additional ordinary shares, or the Earn-Out Shares.  Under the Merger Agreement, the Earn-Out Shares were to be issued and paid in three equal annual installments and distributed among the Original Shareholders as specified in the Merger Agreement for each year that we met the respective performance threshold specified therein.  The parties also agreed upon customary conditions to closing, including the approval of the merger by the stockholders of COAC.  Prior to and in connection with the vote of COAC’s stockholders on the proposal to merge with and into China Gerui, COAC used a significant portion of the $41.5 million in cash and cash equivalents held in trust to satisfy obligations to its stockholders in respect of the vote on the merger.  Thereafter, persons holding a sufficient number of shares of COAC stock voted in favor of the merger.

Notwithstanding the redemptions and the substantial depletion of funds held in COAC’s trust fund, we and the Original Shareholders consummated the merger with COAC on March 17, 2009.  All COAC securities were exchanged for our equivalent securities, and COAC merged with and into the Company which survived the merger and succeeded to the rights and obligations of COAC.

Shortly after completion of the merger, we and the Original Shareholders initiated discussions regarding the proper treatment of the Earn-Out Shares given that the Original Shareholders agreed to complete the merger transaction even though the expected COAC cash assets were no longer available to us as originally envisioned by the parties.   As a result of the negotiations between the Original Shareholders and us regarding the appropriate treatment of the Earn-Out Shares, we and the Original Shareholders entered into an agreement dated September 15, 2009, or the Settlement Agreement, pursuant to which, we agreed to issue to the Original Shareholders an aggregate of 2,850,000 ordinary shares within ten days of entering into the agreement.  The 2,850,000 shares were to be divided among the Original Shareholders in the same proportion to the amounts of the Earn-Out Shares that they would have received under the terms of the Earn-Out in the Merger Agreement. In consideration of the issuance of the ordinary shares, we and the Original Shareholders agreed to a mutual release of all claims relating to the merger, the redemptions, and the Earn-Out Shares.

Some former shareholders of COAC, who are currently minority shareholders in our company, may believe that this treatment of the Earn-Out Shares and the related agreement are not in their best interests and may file adverse claims against us seeking monetary or injunctive relief.  Although we do not believe such claims would have merit, if such claims are successful, our agreement with the Original Stockholders may not be enforced and we may be exposed to monetary damages to such shareholders.  In addition, we may incur significant costs associated with the defense of such a lawsuit.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

Our executive officers, employees and other agents may violate applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls.  Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us.  Our executive officers and employees have not been subject to the U.S. Foreign Corrupt Practices Act prior to the completion of our merger in March of 2009.  The PRC also strictly prohibits bribery of government officials.  However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC.  While we intend to implement measures to ensure compliance with the FCPA and Chinese anti-corruption laws by all individuals involved with our company, our employees or other agents may engage in such conduct for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.  In addition, our brand and reputation, our sales activities or the price of our ordinary shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

We rely heavily on our key management personnel and the loss of their services could adversely affect our business.

Our executive management team has a specialized knowledge of steel markets and works closely with our customers to provide products to exact specifications.  Our Chairman and founder, Mr. Lu, has twenty-four years experience in the steel industry in China.  In addition, the executive management team has an average of fifteen years of industry experience. Their long tenure with the company and the industry has enabled the management team to build close relationships with suppliers and customers.  The expertise of management and technical innovation of the company give it a strong competitive advantage.  We do not currently have employment agreements with our management team and we do not maintain key person insurance on these individuals.  The loss of Mr. Lu’s services or any of our other management poses a risk to our business.  We may not be able to attract or retain qualified management on acceptable terms in the future due to the intense competition for qualified personnel in our industry and as a result, our business could be adversely affected.

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

If the Ministry of Commerce, or MOFCOM, China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that MOFCOM and CSRC approval of our recent merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009.  Article 11 of the M&A Rules requires PRC companies, enterprises or natural persons to obtain MOFCOM approval in order to effectuate mergers or acquisitions between PRC companies and foreign companies legally established or controlled by such PRC companies, enterprises or natural persons.  Article 40 of the M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals should obtain the approval of the CSRC prior to the listing and trading of such offshore special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the offshore special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.  On September 21, 2006, the CSRC published on its official website procedures and filing requirements for offshore special purpose vehicles seeking CSRC approval of their overseas listings.

On March 17, 2009, we completed a merger transaction with COAC, which resulted in our current ownership and corporate structure.  We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, Attorneys at Law, that MOFCOM and CSRC approvals were not required for our merger transaction or for the listing and trading of our securities on a trading market because we are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals.  Although the merger and acquisition regulations provide specific requirements and procedures, there are still many ambiguities in the meaning of many provisions.  Further regulations are anticipated in the future, but until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations and the regulators have wide latitude in the enforcement of the regulations and approval of transactions.  If the MOFCOM, CSRC or another PRC regulatory agency subsequently determines that the MOFCOM and CSRC approvals were required, we may face sanctions by the MOFCOM, CSRC or another PRC regulatory agency.  If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit payment or remittance of dividends paid by Henan Green, or take other actions that could damage our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

In 2008, Wealth Rainbow acquired 100% of the equity interest of Henan Green from 13 shareholders who are PRC nationals, following which Henan Green was changed from a domestic company into a wholly foreign owned enterprise.  The prior sole owner of Wealth Rainbow and former majority owner of China Gerui is the daughter of Mingwang Lu, one of the selling shareholders of Henan Green.  The M&A Regulations requires that when a foreign investor which is established or controlled by a domestic natural person acquires the equity interest of a domestic company that is related with such foreign investor, such acquisition shall be approved by the Ministry of Commerce, and the parties to the acquisition shall have the obligation to disclose the existence of any interested party relationship.  China Gerui believes, based on the opinion of its PRC legal counsel, Jingtian & Gongcheng, Attorneys at Law, that all the necessary approvals and registrations for Wealth Rainbow’s acquisition of the equity interest in Henan Green had been obtained.  However, there remains some uncertainty as to the interpretation and implementation of M&A Regulations with regard to the interested party relationship.  If a PRC regulatory agency, such as the Ministry of Commerce, subsequently determines that the approval from the Ministry of Commerce was required for the acquisition, China Gerui may face sanctions by such PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offerings into China, restrict or prohibit payment or remittance of dividends by Henan Green to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.  The PRC regulatory agency may also take actions requiring us, or making it advisable for us, to cancel this previous acquisition.

The New M&A Regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The New M&A Regulations establish additional procedures and requirements that could make some acquisitions of PRC companies by foreign investors, such as ours, more time-consuming and complex, including requirements in some instances that the approval of the Ministry of Commerce shall be required for transactions involving the shares of an offshore listed company being used as the acquisition consideration by foreign investors.  In the future, we may grow our business in part by acquiring complementary businesses.  Complying with the requirements of the New M&A Regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The value of our securities will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB and our financial results are reported in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.  Since July 2005, the RMB has not been pegged to the U.S. dollar.  Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

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

We are subject to the PRC’s rules and regulations on currency conversion.  In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion between Renminbi and foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” As a result of our ownership of Henan Green, Henan Green is a FIE.  With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account.” Currency conversion within the scope of the “current account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE.  However, conversion of currency in the “capital account,” including capital items such as direct foreign investment, loans and securities, still require approval of the SAFE. Further, any capital contributions to Henan Green by its offshore shareholder must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

In August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by FIEs of foreign currency into Renminbi by restricting how the converted Renminbi may be used.  Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise.  In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE.  The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used.  Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the SAFE rules.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws.

Notice on Issues Relating to Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, was issued on October 21, 2005 by SAFE (that replaced two previously issued regulations on January 24, 2005 and April 8, 2005, respectively).  Notice 75 requires PRC residents (including both corporate entities and natural persons) to register with SAFE or its competent local branch before establishing or controlling any company outside of China referred to as an “offshore special purpose company” for the purpose of raising funds from overseas to acquire assets of, or equity interests in, PRC companies. Under Notice 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies.  In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the SAFE or its competent local branch, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. The SAFE regulations require retroactive approval and registration of direct or indirect investments previously made by PRC residents in offshore special purpose companies. To further clarify the implementation of Notice 75, SAFE issued Notice 106 in May, 2007. Under Notice 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner.  In the event that a PRC shareholder with a direct or indirect investment in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion.

There still remain uncertainties as to how certain procedures and requirements under the aforesaid SAFE regulations will be enforced, and it remains unclear how these existing regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot assure that any of our shareholders or beneficial owners that are PRC citizens or residents have always complied with and will in the future make or obtain any applicable registrations or approvals required by Notice 75 or other related regulations.  Failure by such shareholders or beneficial owners to comply with SAFE Notice 75 and Notice 106 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Because we failed to make the payment of the transfer price of the acquisition of Henan Green’s equity interests on a timely basis pursuant to relevant PRC regulations, there is no guarantee that the PRC government will not challenge the validity of the acquisition in the future.

On August 10, 2008, Wealth Rainbow entered into an equity transfer agreement with the then shareholders of Henan Green to acquire all of their equity interests in Henan Green for RMB 65.6 million (approximately $9.6 million).  On October 21, 2008, Henan Green obtained the Certificate of Approval for Establishment of Enterprises with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in the People’s Republic of China issued by Henan Provincial Government and a new business license was issued to Henan Green on October 30, 2008.  Article 16 of the M&A Rules requires that the equity interest transfer price be paid in full within three months commencing from the issuance of the new business license to Henan Green.  If the transfer price is not paid by this date, we may apply to the relevant PRC regulatory agency for an extension of up to one year from the date of the issuance of the license; provided, however, that 60% of the transfer price will be required to be paid within six months from such date, which was April 30, 2009.  On January 4, 2009, we obtained the approval from the relevant PRC regulatory agency allowing us to make the full payment of the transfer price by October 30, 2009.  Wealth Rainbow has fully paid the transfer price, making payments between July 2009 and September 16, 2009.  However, because it did not comply with the requirement to pay 60% of the transfer price by April 30, 2009, the relevant PRC regulatory agency may challenge the validity of the acquisition in the future.

Any outbreak of the Swine Flu (H1N1), severe acute respiratory syndrome, or SARS, the Avian Flu, or another widespread public health problem in the PRC could adversely affect our operations.

There have been recent outbreaks of the highly pathogenic Swine Flu, caused by the H1N1 virus, in certain regions of the world, including parts of China, where all of our manufacturing facilities are located and where all of our sales occur.  Our business is dependent upon our ability to continue to manufacture and distribute our products, and an outbreak of the Swine Flu, or a renewed outbreak of SARS, the Avian Flu, or another widespread public health problem in China, could have a negative effect on our operations.  Any such outbreak could have an impact on our operations as a result of:

●	quarantines or closures of our manufacturing or distribution facilities, which would severely disrupt our operations,

●	the sickness or death of our key officers and employees, and

●	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

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

Because our funds are held in banks in uninsured PRC bank accounts, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Funds on deposit at banks and other financial institutions in the PRC are often uninsured.  A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit.  Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Our management is continuing to become more familiar with United States securities laws and will have to continue to learn about such laws which could lead to various regulatory issues.

Some members of our management team are not entirely familiar with United States securities laws and will have to expend time and resources becoming familiar with such laws.  This could be expensive and time-consuming and could lead to various regulatory issues and a diversion of management attention, which may harm our operations.

The ability of our Chinese operating subsidiary to pay certain foreign currency obligations, including dividends, is subject to restrictions.

Our ability to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances. Since substantially all of our operations are conducted in China and a majority of our revenues are generated in China, a significant portion of our revenue earned and currency received are denominated in Renminbi.  The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  Renminbi is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, if any, on our ordinary shares or otherwise satisfy foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.  In addition, current regulations in China would permit Henan Green to pay dividends to us only out of Henan Green’s accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Henan Green will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such reserve account may not be distributed as cash dividends.

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

Our manufacturing facility is located in Henan, China and virtually all of our assets are located in China.  We currently generate our sales revenue only from customers located in China. Our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to

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

All of our operations are conducted in China and all of our revenues are generated from sales to businesses operating in China.  Although the Chinese economy has grown significantly in recent years, such growth may not continue. We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in Chinese economy which may affect demand for precision steel products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and in turn harm our results of operations.

Controversies affecting China’s trade with the United States could depress the price of our securities.

While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies and trade disagreements between the United States and China may arise that depress the price of our securities.  Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our securities.

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

China has agreed that foreign companies will be allowed to import most products into any part of China. In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all. If China does not fulfill its obligations as a member of the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which we sell our products, which could render its products less attractive, thus reducing revenues and profits.

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

The continuation of our operations depends upon compliance with the applicable environmental, health and safety, fire prevention and other regulations.  Any change in the scope or application of these laws and regulations may limit our production capacity or increase our cost of operation and could therefore have an adverse effect on our business operations, financial condition and operating results.  Our failure to comply with these laws and regulations could result in fines, penalties or legal proceedings. There can be no assurance that the Chinese government will not impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which it may not be able to pass on to our customers.

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

In addition, the recent circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China or overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries.

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

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO THE MARKET FOR OUR ORDINARY SHARES GENERALLY

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares could be subject to wide fluctuations in response to a variety of factors, some of which may be beyond our control. During the fiscal year ended December 31, 2010, the high and low reported sales prices of our ordinary shares were $8.20 and $4.55, respectively. Factors affecting the trading price of our ordinary shares include:

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

Most of our ordinary shares held by our current shareholders are freely tradable.  If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our ordinary shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the ordinary shares, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of our ordinary shares for sale to increase, our ordinary shares market price would likely further decline.

We do not intend to pay dividends on our ordinary shares for the foreseeable future.

Prior to our March 2009 merger with COAC, our operating subsidiary, Henan Green, declared and paid dividends of $51.9 million and $42.3 million in 2008, respectively, and declared and paid dividends of $16.1 million in 2007.  We paid no dividends during the fiscal year ended December 31, 2010.  Notwithstanding Henan Green’s past history of making dividend payments, we intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of U.S. domestic reporting companies, so you should not expect to receive the same information about us as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We have also been allowed to file our annual report with the SEC within six months of our fiscal year end. Beginning with our annual report for our first fiscal year ending on or after December 15, 2011, we must file annual reports with the SEC within four months of our fiscal year end.  We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers.  Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies.  We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.  Violations of these rules could affect our business, results of operations and financial condition.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC.  In addition, almost all of our directors and officers are nationals and residents of countries other than the United States.  A substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States.  The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI.  In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  In addition, it is uncertain whether such BVI or PRC courts would entertain original actions brought in the courts of the BVI or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the BVI Business Companies Act, 2004, and by the common law of the BVI.  Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction.  The rights of shareholders under BVI law may not be as clearly established as are the rights of shareholders in the United States or other jurisdictions.  Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders.  Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.  In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.  Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most US jurisdictions.  The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% of such assets.  The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

We do not currently expect to be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2011. This expectation is based, in part, on our estimates of the fair market value of our assets (including goodwill). However, the PFIC test is an annual test that, as discussed below, depends upon the composition of our gross income for the year and the percentage, based on a quarterly average for the year, of our gross assets that constitute “passive” assets. Accordingly, it is not possible to determine whether we will not be classified as a PFIC for our tax year ending December 31, 2011 until after the year has ended. In addition, even if we are not classified as a PFIC for our taxable year ending December 31, 2011, because the PFIC test is annual, we cannot assure you that we will not be a PFIC for any following tax year. A non-U.S. corporation will be classified as a PFIC for the taxable year if (i) at least 75% of its gross income is passive income for such year or (ii) at least 50% of the fair market value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. The fair market value of our assets may be determined to a large extent by the market price of our ordinary shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders.  See “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Considerations.”  Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We are a holding company and all of our active business operations are conducted by our indirect, operating subsidiary, Henan Green.

China Gerui (formerly known as Golden Green Enterprises Limited) was incorporated as a BVI company on March 11, 2008 under the BVI Business Companies Act, 2004.  China Gerui was incorporated solely for the purpose of acquiring the issued share capital of Wealth Rainbow, which was organized in 2008 for the sole purpose of acquiring and holding all of the outstanding equity capital in Henan Green.  Neither China Gerui nor Wealth Rainbow has any active business operations other than their ownership of Henan Green.

Henan Green is the direct wholly-owned subsidiary of Wealth Rainbow and the indirect, wholly-owned subsidiary of China Gerui.  Henan Green was formed in China in December 2000 by Zhengzhou No. 2 Iron and Steel Company Limited, or Zhengzhou Company, together with six individuals including Mr. Mingwang Lu and Mr. Baiwang Lu, the brother of Mr. Mingwang Lu.  Mr. Mingwang Lu has been actively involved in the operations and management of Henan Green. In December 2006, Zhengzhou Company transferred all its equity interest in Henan Green to 11 individuals including Mr. Mingwang Lu.  On October 21, 2008, the then shareholders of Henan Green transferred all their equity interest in Henan Green to Wealth Rainbow.

Henan Green was therefore acquired by China Gerui through Wealth Rainbow on October 21, 2008 and the acquisition was accounted for as a reorganization under common control with the purchase of a minority interest. For reporting purposes, a control group comprised of our Chairman and CEO, Mr. Lu and his two direct relatives (Mr. Lu’s son, Yi Lu and Mr. Lu’s brother, Baiwang Lu) held 55.02% of the shares of Henan Green on the date of acquisition.  Upon the acquisition, we were wholly owned by Wealth Rainbow, whose sole shareholder was Ms. Yuying Lu, the daughter of Mr. Lu.  Wealth Rainbow was acquired by China Gerui on November 28, 2008, and upon the acquisition, Henan Green was wholly owned by China Gerui, the majority shareholder of which was Oasis, whose sole shareholder was Ms. Yuying Lu, the daughter of Mr. Lu.  Therefore, under U.S. GAAP reporting rules the control group’s 55.02% interest of Henan Green that was acquired constitutes an exchange of equity interests between entities under common control, and the remaining 44.98% interest of Henan Green was accounted for as a minority interest prior to the date of acquisition.  As of March 17, 2009, the minority interest ceased to exist.

On March 17, 2009, we completed a business combination transaction with COAC.  COAC was incorporated in Delaware on August 7, 2006 as a blank check company whose objective was to acquire an operating business with its principal operations located in China.  COAC completed its initial public offering in which it raised approximately $41.4 million on March 26, 2007.  All business activity conducted by COAC from its inception until our merger on March 17, 2009 related to its initial public offering and search for a business combination partner.  Upon completion of the merger transaction with COAC, we succeeded to foreign private issuer status under applicable securities laws and the individuals who currently comprise our Board of Directors were so appointed.

The following chart reflects our organizational structure as of the date of this report:

Office Location

Our principal business office is located in China at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191. The telephone number at our executive offices is +86-371-62568634.  Our registered office is Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands and our registered agent is Equity Trust (BVI) Limited of Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands.  We maintain a website at www.geruigroup.com that contains information about our company, but that information is not part of this report.

Business Overview

General

We are a leading China-based, non-state-owned contract manufacturer of high precision cold-rolled narrow strip steel products.  We convert steel manufactured by third parties into thin steel sheets and strips according to our customers’ specifications.  We produce precision ultra-thin, high-strength cold-rolled steel products, with thicknesses starting from 0.05mm,width up to 600 mm and tolerance +/- 0.003mm.  We sell our products to domestic Chinese customers who primarily operate in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries.  The cold-rolled precision steel industry is relatively new in China. Manufacturers of products that use specialty precision steel products, including our customers, traditionally imported raw materials from Japan, South Korea, the European Union and the United States.

Our revenue has increased from $196.3 million in 2008 to $218.9 million in 2009 and to $253.9 million in 2010, representing a compounded annual growth rate, or CAGR, of approximately 13.7% from 2008 to 2010.  Our net income before minority interest increased from $35.5 million in 2008 to $43.4 million in 2009 and to $47.1 million in 2010, representing a CAGR of 15.2% from 2008 to 2010.

We believe that our significant growth reflects our success in increasing market penetration and improved utilization of existing production lines.  As a net importer of high-end precision products, China currently still lacks the capability to produce high-end precision steel products.  Our success in the past mainly came from being able to expand into products which replace expensive imported products and being able to manufacture these types of products at a cost-efficient level compared to other domestic Chinese manufacturers.  We believe our technology and product development capability has been a key factor in our success.

Our PRC manufacturing facility is located in Zhengzhou, Henan Province.  We currently operate six sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 250,000 metric tons and two chromium-plating production lines with total annual processing capacity of approximately 250,000 metric tons.

Prior to 2009, we produced and sold unplated steel sheets to manufacturers or distributors which then further treated or outsourced our products for tin or zinc plating to produce tinplate or zinc-plated steel, or for electrolytic chromic acid treatments to produce chromium plated steel, according to customer specifications.  We added chromium plating facilities in December 2008, and launched mass production of chromium plated steel products in February 2009.  We have used the net proceeds of our November 2009 public offering and June 2010 private placement, and plan to use the net proceeds from the exercise of outstanding warrants, to expand our cold-rolled steel processing capacity to 400,000 metric tons in 2011 and to 500,000 metric tons by the first quarter of 2012 and for general working capital purposes related to the expanded production capacity.  This expansion will increase our product offerings, which we believe will increase our profit margin.  Newly-added capacity to produce these types of high-end plated steel products will enable us to enhance our higher-margin product offering to meet the increasing demand in the China market for high-end cold-rolled steel products.

Developments During the Last Fiscal Year

Private Placement

On June 4, 2010, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) and, pursuant to the Securities Purchase Agreement, effected the closing of the purchase and sale of 3,303,771 of the Company’s ordinary shares (the “Private Placement Shares”) at a price per share of $5.70, for a gross purchase price of $18,831,495.

Pursuant to the Securities Purchase Agreement, we also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which, among other things, we agreed to register the Private Placement Shares within a pre-defined period.  We agreed to registration delay payments in the amounts prescribed by the Registration Rights Agreement if we failed to file a registration statement to register the resale of the Private Placement Shares within 30 days of the closing date, cause it to become effective within 120 days of the closing date or maintain its effectiveness as required by the Registration Rights Agreement.  We filed the registration statement to register the resale of the Private Placement Shares with the SEC on June 28, 2010, and the registration statement was declared effective on August 4, 2010.

The foregoing description does not purport to be a complete statement of the parties’ rights and obligations under the Securities Purchase Agreement and the Registration Rights Agreement, and is qualified in its entirety by reference to the provisions of such agreements attached to this report as Exhibits 4.12 and 4.11, respectively.

Maxim Group LLC, or Maxim Group, and Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc., acted as our placement agents (“Placement Agents”) in connection with the offering of the Private Placement Shares.  As compensation for their services, the Placement Agents received an aggregate cash fee equal to $353,259.82, representing 4% of the gross proceeds received from the offering from Purchasers introduced by the Placement Agents, before payments of legal fees and expenses of the Placement Agents and a certain Purchaser.

The Private Placement Shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Rule 506 of Regulation D promulgated thereunder.  Each of the Purchasers agreed that (a) it had access to all of our information pertaining to the investment and was provided with the opportunity to ask questions and receive answers regarding the offering, (b) it was acquiring its portion of the Private Placement Shares for its own account for investment and not for the account of any other person and not with a view to or for any distribution within the meaning of the Securities Act and (c) it would not sell or otherwise transfer its purchased Private Placement Shares unless in compliance with state and federal securities laws.  Each of the Purchasers represented that it is an accredited investor as defined in Rule 501(a) under the Securities Act and that there was no general solicitation or advertising in connection with the offer and sale of the Private Placement Shares.

2010 Share Incentive Plan

On November 16, 2010, our Board of Directors and Compensation Committee adopted the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan (the “2010 Plan”).  The Plan became effective on the date of its adoption, subject to approval by our shareholders within 12 months.  At our annual shareholders meeting held on December 8, 2010, our shareholders approved the adoption of the 2010 Plan.  For a summary of the terms of the 2010 Plan, please refer to Item 6. “Directors, Senior Management and Employees — 2010 Share Incentive Plan — Summary of the 2010 Plan”.

In connection with the adoption of the 2010 Plan, the Board of Directors and Compensation Committee also approved forms of Share Option Agreement for employees and directors (collectively, the “Forms of Option Agreement”) and form of Restricted Share Award Agreement (the “Form of Share Award Agreement”) that we will utilize to grant options and restricted shares under the 2010 Plan.

The foregoing summary of the material terms and conditions of the 2010 Plan, the Forms of Option Agreement and the Form of Share Award Agreement does not purport to be complete and is qualified in its entirety by reference to those documents filed as Exhibits 4.13, 4.14, 4.15, and 4.16 respectively, to this report, which are incorporated by reference herein.

Principal Capital Expenditures and Divestitures

In fiscal years 2010, 2009 and 2008, the Company’s total capital expenditures were $65.1 million, $5.2 million and $6.6 million, respectively.  In 2008, we began construction of a 50,000-metric-ton cold-rolled steel plating facility which commenced full production in the fourth quarter of 2009. In 2009, we began our capacity expansion program using cash generated from operations. Capital expenditures in 2010 were primarily related to the first phase of our capacity expansion program.  The first phase involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum.  The two new cold-rolled production lines are expected to launch normal production operations during the quarter ended June 30, 2011.

We have used the net proceeds of our November 2009 public offering and June 2010 private placement, totaling approximately $43 million, to expand our cold-rolled steel processing capacity to 400,000 metric tons by the first quarter of 2011 at an estimated capital expenditure of approximately $42 million and to 500,000 metric tons by first quarter of 2012 at an estimated capital expenditure of $12 to $15 million, to accelerate the expansion of our chromium-plating production capacity by 200,000 metric tons, and for general working capital purposes related to the expanded production capacity . This expansion will increase our product offerings, which we believe will increase our profit margin.

Our Products

During 2008, we produced and sold unplated cold-rolled steel sheets.  We started to build a chromium plating facilities in December 2008, and launched mass production of chromium plated steel products in October 2009.

From February 2009 through the end of 2010, we converted hot-rolled coil steel manufactured by third parties into thin steel sheets and strips according to our customers’ specifications. We produced precision ultra-thin, high-strength cold-rolled steel products, with thicknesses starting from 0.05mm width up to 600 mm and tolerance +/- 0.003mm.

During 2008, 2009, and 2010, we had five series and over 20 types of high precision strip steel products.  Our products were manufactured from steel substrate of cold-rolled or hot-rolled pickled coils.  We have had the flexibility to adjust our production specifications to meet changes in market demand.

Our Pricing Strategy

We price our products after reflecting raw material and production costs, selling expenses and profit margin.  Our product price is largely affected by the price of raw steel as well as the supply and demand dynamics of our products in the marketplace.

The price of precision steel products varies depending on thickness, precision, and hardness.  Product quality is also a pricing factor, reflecting the technological leadership, engineering and operating efficiency of the manufacturers.

The market for our principal raw material, hot rolled steel, is price sensitive.  We work with long-term suppliers, which are the large and mid-scale steel mills in China, as well as our customers to ensure quick reaction to the change of pricing directions in the market.  As steel prices drop, we endeavor to obtain price concessions from suppliers, and pass the cost-savings to our customers.  As steel prices rise, we negotiate with customers to pass on cost increases, and negotiate with suppliers to lock in lower steel costs.  We believe our ability to manage the price of raw materials and the price of final products, as well as our long-term relationships with our suppliers and customers are important factors in our success in this business.

Raw Materials and Suppliers

The principal raw material used in producing our products is hot rolled steel coil, which accounts for approximately 90% of our total production cost.  Our raw material procurement policy is to use only long-term suppliers who have demonstrated quality control and reliability.  We maintain multiple supply sources so that supply problems with any one supplier will not materially disrupt our operations.  We also believe that we have sufficient suppliers to meet our present and anticipated future needs.

The prices of steel rolls can fluctuate and can be quite volatile.  To provide some protection from the pressure and volatility of the market, we make bulk purchases only when all purchases are supported by customers’ orders.  When executing sales orders with customers, we set pricing based on the currently prevailing price of steel coil thereby allowing us to pass incremental cost increases in raw materials to our customers.  In a market environment when the steel price declines, it is a general industry practice that steel mills will provide concessions for price protection and we generally will pass on the price concessions to our customers.

However, our principal suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements.  Suppliers are generally provided a prepayment and are paid in full when the products are delivered.

For the years ended December 31, 2010, 2009 and 2008, our three largest suppliers accounted for over 66%, 66% and 80%, respectively, of our total purchases.  For the fiscal years ended December 31, 2010, 2009 and 2008, our single largest supplier accounted for 29.7%, 28.2%, and 47.3% of our total purchases, respectively.

Customers, Sales and Marketing

We sell our products primarily in China either directly to manufacturers or through distributors.  We use our own sales staff and network which cover many Chinese provinces and regions, especially in the eastern coastal regions in China.  We have developed and strive to maintain a diversified sales network that allows us to effectively market products and services to our customers.

Members of our sales team generate sales leads by contacting customers and customer prospects directly and by attending industry trade shows and exhibitions. Given our established status as one of China’s leading suppliers of cold-rolled precision steel products, our customers often contact us directly regarding new projects. Although most of our business is developed by direct personal contact and referrals from our customers, we have been marketing and promoting our products through the following means:

●	Hosting annual product promotion meeting with current and potential customers, in which we introduce our products and new improvements to the market;

●	Attending various exhibitions to improve our name recognition; and

●	Visiting our customers and collecting information regarding their needs.

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

Generally, an initial deposit (approximately 30% of the aggregate contracted sales amount) is pre-paid by a customer when the customer contract is signed.  The remainder of the customer’s payment is generally received in cash on delivery.  Management reviews its accounts receivable on a regular basis to determine if the allowance for doubtful accounts is adequate at each quarter-end.

During the last three fiscal years, we produced on a contract basis for our customers and developed, processed and manufactured steel products tailored to customers’ specifications.  During 2008, we sold to manufacturers or distributors which then further treated or outsourced our products for tin or zinc plating to produce tinplate or zinc-plated steel, or for electrolytic chromic acid treatments to produce chromium plated steel, according to customer specifications.

From December 2008 through December 2010, we sold our products to domestic Chinese customers primarily operating in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries.  Our high precision steel products are sold directly to the end users in various parts of China and our production was based on confirmed sales orders.

The following table sets forth the percentages of our products by industry applications during each of the three years of 2010, 2009 and 2008:

			Year Ended December 31,
Revenue by Industry Application	Thickness	Precision	2010 % of Sales	2009 % of Sales	2008 % of Sales
Food and industrial packaging	0.1 - 1.3 mm	±0.0025 - 0.005	51.8%	46.7%	49.7%
Construction and household decorations materials	0.2 - 1.1 mm	±0.0025 - 0.005	33.7%	34.7%	21.7%
Electrical appliances	0.09-1.1 mm	±0.002 - 0.005	6.0%	5.0%	8.6%
Telecommunication wires and cables	0.1-0.24 mm	±0.0025 - 0.005	8.5%	13.6%	20.0%
Total			100%	100%	100%

During the last three fiscal years, we have sold our products to more than 200 customers  that were located in Shanghai, Zhejiang, Jiangsu, Shandong, Guangdong, Hebei, Tianjin, Guangxi, Fujian and Liaoning.  Our major customers for the year ended December 31, 2010 included:

Customer Name	Quantity Sold (Metric Tons)	% of Total Sales
Henan Jindan Enamel Products Co., Ltd	25,578.7	8.5%
Xian Concord Enamel Products Co. Ltd	12,131.6	4.2%
Wuxi Changmao Metal Products Co. Ltd	11,858.7	4.1%
Guochu Materials Center	11,814.5	3.6%
Jiangsu Suxun New Materials Technology Co. Ltd	7,770.7	2.6%

For each of the years ended December 31, 2010, 2009 and 2008, our five largest customers accounted for 22.9%, 25.2%, and 29.7% of total sales, respectively.  For the fiscal years ended December 31, 2010, 2009 and 2008, the single largest customer accounted for 8.5%, 8.4%, and 10.1% of our total sales, respectively.

Intellectual Property

We protect our intellectual property primarily by maintaining strict control over the use of production processes.  All our employees, including key employees and engineers, have signed our standard form of labor contracts, pursuant to which they are obligated to hold in confidence all of our trade secrets, know-how or other confidential information and not to compete with us, both during the employment term and within five years after the termination of employment.  In addition, for each project, only the personnel associated with the project have access to the related intellectual property.  Access to proprietary data is limited to authorized personnel to prevent unintended disclosure or otherwise using our intellectual property without proper authorization.  We will continue to take steps to protect our intellectual property rights.

In May, 2010, our utility model patent application was approved by the PRC government (application number: 200920089897.4), related to our production process technology, in particular, hydraulic pressured automatic thickness control system for four-roll reversible cold mill.  The application was made on April 28, 2009.

We have registered the trademark for the logo  with the Trademark Office of the State Administration for Industry and Commerce of China.  We use our trademark for the sales and marketing of our products.  Our trademark expires on November 27, 2012 and may be continually renewed thereafter.

Competition and Our Market Position

Competition within the steel industry, both in China and worldwide, is intense.  There are many large state-owned enterprises and smaller private steel companies in China.  In addition, Chinese steel makers also face competition from international steel manufacturers.  For high precision cold-rolled narrow strip steel products, we are one of the leading manufacturers in China.

The top five players, including us, accounted for approximately 36% of the total sales revenue in 2008 according to Freedonia, and the four largest players next to us were Hebei Iron and Steel Group, Hebei Dachang Jinming Accurate Cold-Rolling Steel Plate Co., Ltd., Jiangsu Huaxi Group Corp., and Hangzhou Metal Rolling.  The remaining 64% of the market was comprised of over 200 manufacturers which are mostly smaller private enterprises.

In the cold-rolled narrow steel strip market in China, competitive advantages generally result from a number of factors, including the following:

●	Cost and pricing. A producer’s flexibility to control cost and pricing of products and the ability to use economies of scale to secure advantages in procurement, production and distribution;

●	Capacity. A producer’s capacity to meet all current and potential demand;

●	Technology. A producer’s ability to manufacture products efficiently, maximize raw material yield, and to achieve better production quality; and

●
Barriers to entry.  A producer’s technical knowledge, access to capital, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities.

Particularly with respect to domestic cold-rolled narrow steel strip manufacturers, we believe that we differentiate ourselves by being an early mover in the industry, and by offering high product quality, timely delivery and better value.  The following are attributes that we believe are important to our industry and we believe that we demonstrate each of them:

●	performance and cost effectiveness of products;

●	ability to manufacture and deliver products in required volumes, on a timely basis, and at competitive prices;

●	high quality and reliability of products;

●	flexibility to customize products to match customers’ end-use specifications;

●	in-house production process;

●	after-sale support capabilities, from both an engineering and an operational perspective;

●	flexibility in operations;

●	cost-effective supply chain management and production;

●	access to financing for capital expenditures and working capital;

●	effectiveness of customer service and ability to send experienced operators and engineers as well as a seasoned sales force to assist customers; and

●	overall management capability.

We believe that we are positioned to address competition with international manufacturers of cold-rolled narrow steel strip, which primarily relates to the following attributes:

●	ability to offer both a high quantity and a wide variety of customized, value-added products;

●	technical expertise to match or exceed the quality of foreign-made products; and

●	maintenance of lower transportation, labor, and other significant costs.

Our capacity expansion program is one of the primary ways that we believe that we are maintaining or increasing our competitiveness as to all competitors with respect to many of the above factors.  As previously disclosed, our expansion plan is being implemented in two phases.  The first phase has involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum, which started normal operations in March 2011.  The two new cold-rolled production lines are expected to launch normal production operations in the second quarter of fiscal year 2011.  The second phase of our expansion plan involves the construction of a third cold-rolled wide strip steel production line with 100,000 tons of capacity by the end of 2011.

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

Property, Plant and Equipment

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

Our manufacturing facilities are located in Zhengzhou, Henan Province, China.  The total land area is approximately 1,194,000 square feet, which we lease from Zhengzhou Company (a related party).  Our facilities have a total area of approximately 264,000 square feet, of which 226,000 square feet is devoted to production facilities, 9,100 square feet is raw material warehouse space, 6,350 square feet is finished product warehouse space and 22,700 square feet is an office building.  The lease is for a 20-year term, which began on January 1, 2008 and terminates on December 31, 2027.  During 2008 and 2009, the annual rent under the lease was $8,781 for 2008 and 2009.  In 2010, the annual rent under the lease became subject to an annual 10% increase and was approximately $9,660 for that year.  The lessor has pledged the land and buildings to guarantee our obligations under certain of our short-term bank loans.

As of December 31, 2010, our facilities had an annual cold rolling steel processing capacity of approximately 250,000 metric tons and an annual chromium coating capacity of approximately 50,000 metric tons.

We also have obtained land use rights and permission to construct facilities on additional land of approximately 2,152,780 square feet, adjacent to our present facilities, from the Zhengzhou local government.

We are presently constructing additional facilities to produce plated products and to expand our overall steel processing capacity.  We plan to expand our cold-rolled steel processing capacity to 400,000 metric tons and to accelerate the expansion of our chromium-plating production capacity by 200,000 metric tons by the first quarter of 2011 at an estimated capital expenditure of approximately $42 million and to 500,000 metric tons by the first quarter of 2012 at an estimated capital expenditure of between $12 to $15 million, and for general working capital purposes related to the expanded production capacity.  We have pledged the land use rights for this property to the lenders of certain of our short-term bank loans to secure our obligations under these loans.

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

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3, Key Information — Risk Factors” or in other parts of this annual report on Form 20-F.

Operating Results

Overview

Our revenue increased from $196.3 million in 2008 to $218.9 million in 2009 and to $253.9 million in 2010, representing a CAGR of approximately 13.7% from 2008 to 2010.   Our net income before minority interest increased from $35.5 million in 2008 to $43.4 million in 2009 and to $47.1 million in 2010, representing a CAGR of 15.2% from 2008 to 2010.  We believe that the growth which we have achieved reflects our success in addressing customer needs, improving on capacity utilization, optimizing product mix, increasing market penetration and enhancing the quality of our products.

Our cold rolling steel processing production capacity as of December 31, 2010 was approximately 250,000 metric tons per annum and our chromium coating capacity was approximately 50,000 metric tons per annum. We plan to expand our overall steel processing manufacturing capacity to 500,000 metric tons by 2012. We also intend to add new production lines and higher value-added products, such as plated products to improve our profit margin.

Important Factors Affecting our Results of Operations

The most significant factors that affect our financial condition and results of operations are:

Factors Specific to Our Business

●
Expansion of our production capacity and product mix.  We anticipate that our future growth will be further supported by the expected expanded production capacity and optimization of product mix for high-end higher-margin cold-rolled steel.  In August 2008, we accelerated our expansion plan by installing a new processing line producing chromium-plated steel products, which are higher-end, value-added products with a higher selling price and higher profit margin.  We completed pilot production of the chromium-plated steel products, and commenced mass production during the fourth quarter of 2009.  We are currently completing our capacity expansion program.  The first phase involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum.  We plan to complete the second phase of our capacity expansion program in the first quarter of 2012, which would add 100,000 metric tons of cold-rolled steel production capacity.  By 2012, we expect to have increased our total annual steel processing capacity to 500,000 metric tons and to be capable of plating up to 50% of our steel products with chromium, tin, or zinc in accordance with customer specifications.

●
Growth in the Chinese Economy.  We operate our manufacturing facilities in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession. However, China has been affected by the global economic slowdown since 2008 and is expecting a slowing of its growth rate.

●
Supply and Demand for High-End Precision Cold-Rolled Steel.  While the overall Chinese crude steel industry has recently experienced a period of excess supply, there is an increasing shortage of high-end precision cold-rolled steel products, which has been primarily driven by the limited number of producers of precision thin steel products in China. We expect that the shortage of supply in this steel market will continue. In addition, due to the continuing improvement of the standard of living in China and the growth of China’s middle class, the demand for telecommunications cable and equipment, electrical household appliances and construction materials in which our products serve as components has risen in recent years, thereby increasing the demand for the high-end steel products that we produce. We expect this demand trend will continue for the foreseeable future.

●
Recent Economic Events.  Despite the recent global economic crisis and market turmoil, we have experienced continued growth during 2010, albeit at a less rapid pace than in recent years. Although some uncertainty can be expected in demand for 2011 due to the general slowdown in China’s economy, our customers have given no indication of a reduction in orders through the end of 2010. If we continue to produce innovative, high quality products that meet our customers’ demands, we believe that we will continue to experience strong demand over the next 12 months.

●
PRC Economic Stimulus Plans.  In 2009, the PRC government issued a policy entitled “Central Government Policy On Stimulating Domestic Consumption To Counter The Damage Result From Export Business Of The Country.”  Under this policy, the PRC Central Government is dedicating approximately $580 billion to stimulate domestic consumption. Companies that are either directly or indirectly related to construction, building material, electrical household appliances and telecommunication are expected to benefit. An executive order has been announced that the PRC Central Government will improve the living standard in the country’s rural areas by subsidizing the purchase of any electric household appliance for every household in the rural area. In addition, the policy indicates a strong determination to improve telecommunication in all rural areas. We expect to continue benefiting from order growth due to this economic stimulus plan.

Factors Specific to Our Industry

●
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

●
Raw Materials Prices.  The market for our principal raw material, hot-rolled steel, is price sensitive and has experienced significant volatility since 2008 as a result of worldwide economic recession, an increase of iron ore cost, excess inventory build-up by Chinese crude steel producers, consolidation in the hot-rolled steel industry, and other factors.  Since 2010, due in part to the gradual recovery of the world economy, prices for this material have increased. Consequently, our cost of sales has also increased but we have passed the increase, for the most part, onto our customers.  While we frequently prepay suppliers for our raw materials in order to ensure an ample supply of raw materials, pricing of our orders is not established until the order and physical delivery are confirmed, at which time the price is confirmed at the then-current market price. We account for inventory at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods. Because of the relatively short periods during which inventory is kept on hand, we believe that differences between cost and market are not significant. Other than hot-rolled steel, no other raw materials are significantly used in our manufacturing processes.

●
Steel prices.  Demand for steel in China has played a major role in the movement of international steel prices. The price of steel rose on a global basis from 2004 to June 2008 before declining sharply in the second half of 2008 in response to the global economic crisis. Steel prices appear to have been slowly rising since 2010, although they have remained significantly below their peak in 2008. Any fluctuations in the cost of hot-rolled steel affect our operating costs and the prices that we charge our customers. We generally pass onto our customers most of the cost increase of raw material hot-rolled steel. For this reason, our revenue and cost of sales are directly related to the market price, demand and supply of steel.

●
Product mix and effect on gross margin.  Our gross margin is primarily affected by our product mix. For the years ended December 31, 2010, 2009 and 2008, our gross margins were 29.9%, 30.1%, and 27.4%, respectively. Fluctuations in our gross margin were primarily driven by changes in our product mix.  Our production costs are generally higher in early phases of product introduction due to higher start-up costs and low production yield rate. Over time we typically improve our manufacturing efficiency.  Furthermore, we have been able to price our finished products by using a cost-plus pricing strategy. Our value-add chromium plated products has a much higher gross margin than that of our unplated products and constituted about 20% of total output in 2010. We expect to generate a higher overall gross margin from the increase of our plating capacity to 50% of total output by 2012.

●
Inventory Revaluation.  Inventory revaluation arises from a de-valuation of our inventory and results in (1) a write-down of the inventory as inventory is valued at lower of actual cost or market value; and (2) a charge to net income as a result of the write-down.  Under our procurement policy, we do not carry material amounts of raw material inventory without confirmed purchase orders with a predetermined sales price and delivery schedule. Thus, we were not negatively affected by the inventory revaluation as a result of the general decline in steel prices from late 2008 to 2010.

●
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

Minority Interest

Henan Green was acquired by China Gerui through Wealth Rainbow on October 21, 2008 and the acquisition was accounted for as a reorganization under common control with the purchase of a minority interest. For reporting purposes, a control group comprised of our Chairman and CEO, Mr. Lu and his two direct relatives (Mr. Lu’s son, Yi Lu and Mr. Lu’s brother, Baiwang Lu) held 55.02% of the shares of Henan Green on the date of acquisition. Upon the acquisition, we were wholly owned by Wealth Rainbow, whose sole shareholder was Ms. Yuying Lu, the daughter of Mr. Lu. Wealth Rainbow was acquired by China Gerui on November 28, 2008, and upon the acquisition, Henan Green was wholly owned by China Gerui, the majority shareholder of which was Oasis, whose sole shareholder was Ms. Yuying Lu, the daughter of Mr. Lu. Therefore, under U.S. GAAP reporting rules the control group’s 55.02% interest of Henan Green that was acquired constitutes an exchange of equity interests between entities under common control, and the remaining 44.98% interest of Henan Green was accounted for as a minority interest prior to the date of acquisition. As of March 17, 2009, the minority interest ceased to exist.

Gross Profit and Gross Margin

For the years ended December 31, 2010, 2009 and 2008, our gross margin was 29.9%, 30.1%, and 27.4%, respectively.  Our direct costs of manufacturing are generally high when we first introduce a new product due to higher start-up costs and higher raw material consumption rate.  As production volumes increase, we typically improve our manufacturing efficiency and are able to strengthen our purchasing power by buying raw materials in greater quantities.

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

Hong Kong.  We did not have any assessable profits subject to the Hong Kong profits tax from 2008 to 2010. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

PRC.  In 2007, the PRC government promulgated the New EIT Law and the relevant implementation rules, which became effective on January 1, 2008.  Under the New EIT Law and its implementation rules, all domestic and foreign investment companies became subject to a uniform enterprise income tax at the rate of 25%, effective January 1, 2008.  As a result, our PRC subsidiary, Henan Green, was subject to an enterprise income tax at the rate of 25% in 2008, 2009, and 2010.  Under the New EIT Law, dividends from PRC subsidiaries to their non-PRC shareholders became subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the New EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China. See Item 3, “Key information — Risk Factors — Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

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

Accounts Receivables

Most of our sales were conducted on pre-payment or COD basis.  However, during the normal course of business, we extend to some of our customers interest-free unsecured credit for a term of 30 days depending on a customer’s credit history, as well as local market practices.  We reviewed our accounts receivables quarterly and determined the amount of allowances, if any, necessary for doubtful accounts. Historically, we have not had any bad debt write-offs and, as such, we do not provide an arbitrary reserve amount for possible bad debts based upon a percentage of sales or accounts receivable balances.  Rather, we review our accounts receivable balances to determine whether specific reserves are required due to such issues as disputed balances with distributors, declines in distributors’ credit worthiness, or unpaid balances exceeding agreed-upon terms.  Based upon the results of these reviews, we determine whether a specific provision should be made to provide a reserve for possible bad debt write-offs.  We have provided 2% allowances for doubtful accounts in  2008, 2009, and 2010.  As of December 31, 2010, we communicate with our distributors each month to identify any potential issues and reassess our credit limits and terms with some of them based on their prior payment history and practice. We also plan to continue building upon our existing relationships and history with each of our customers to assist us in the full and timely collection of outstanding payments.

As of December 31, 2010 and December 31, 2009, we had outstanding accounts receivable totaling $4.1 million and $4.8 million, respectively.  We believe that these outstanding amounts will be collected pursuant to the terms, conditions, and within the time frames agreed upon with our customers.  During the reported periods, we did not experience any material problems relating to distributor payments and had no bad debt write-offs. In terms of our liquidity, we reflect the extended interest-free unsecured credit in our cash flows for the reported periods. Therefore, we anticipate no changes from past cash flow patterns.

Inventories

We value inventories, consisting of work in process and raw materials, at the lower of cost or market.  Cost of material is determined on the weighted average cost method. Cost of work in progress includes direct materials, direct production cost and an allocated portion of production overhead.  We evaluate inventory periodically for possible obsolescence of our raw materials to determine if a provision for obsolescence is necessary.  Due to the durable nature of our raw materials which primarily consist of hot-rolled steel sheet, we had no reserve obsolescence at December 31, 2010.  Our estimates for determining the provision for obsolescence may be affected by technological changes and developments to our product offerings and changes in governmental regulations.

As of December 31, 2010 and December 31, 2009, we had an inventory balance of $7.0 million and $6.0 million, respectively.

Recently Issued Accounting Standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements.  We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In March 2010, FASB issued authoritative guidance regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee.  The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met.  The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively.  Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted.  This adoption of the authoritative guidance is not expected to have a material impact on the Group’s financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Results of Operations

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

(All amounts in thousands of U.S. dollars, except for the percentages)

	Years Ended December 31,
	2010		2009		2008
	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue
Revenue	$253,866	100.0	$218,903	100.0	$196,265	100.0
Raw material	(163,304)	-64.3	(140,601)	-64.2	(131,805)	-67.2
Labor	(3,666)	-1.5	(2,585)	-1.2	(1,665)	-0.8
Cost of production	(10,900)	-4.3	(9,909)	-4.5	(8,938)	-4.6
Total cost of revenue	(177,870)	-70.1	(153,095)	-69.9	(142,408)	-72.6
Gross profit	75,997	29.9	65,807	30.1	53,857	27.4
General and administrative expenses	7,796	-3.1	(4,574)	-2.1	(3,432)	-1.7
Selling and marketing expenses	1.3	-0.5	(919)	-0.3	(831)	-0.4
Operating income	66,950	26.4	60,315	27.6	49,594	25.3
Other income and (expense)
Interest income	1.1	0.4	829	0.3	1,395	0.7
Interest expenses	(5,287)	-2.1	(3,238)	-1.5	(3,769)	-1.9
Sundry income	270	0.1	294	0.1	156	0.1
Income before income taxes	63,020	24.8	58,200	26.6	47,375	24.1
Income tax expense	(15,937)	-6.3	(14,752)	-6.7	(11,870)	-6.0
Net income before Minority interests	47,083	18.5	43,448	19.8	35,506	18.1
Minority interests	0	0	0	0	(13,921)	-7.2
Net Income	47,083	18.5	43,448	19.8	21,585	11.0

Comparison of Fiscal Years Ended December 31, 2010 and 2009

Revenue.  Our revenue is generated from sales of our cold-rolled steel products. Our revenue increased $35.0 million, or 16.0%, to $253.9 million in 2010 from $218.9 million in 2009.  During the year ended December 31, 2010, our sales volume was up by 20.0% to 299.8 metric tons from 249.9 metric tons last year.  However, our average selling price was down from $876 per metric ton during 2009 to $847 per metric ton during 2010 as a result of our strategic decision to increase capacity utilization and sales volume to generate greater revenue growth in 2010, which was partially offset by overall price reductions based on product and market demand.

Cost of Revenue.  Our cost of revenue includes the direct costs of our raw materials, primarily steel coil, as well as the cost of labor and overhead. Our cost of revenue increased approximately $24.8 million, or 16.2%, to approximately $177.9 million in 2010 from approximately $153.1 million in 2009.  The increases were primarily due to (i) higher costs associated with the overall increase in the volume of products sold including raw materials, labor, energy and other costs, which we believe were in line with our increased sales and (ii) other production capacity-related factors such as additional depreciation resulting from newly acquired equipment and direct labor input which contributed to the increased level of manufacturing overhead.

Gross Profit.  Our gross profit is equal to the difference between our revenue and our cost of revenue. Our gross profit increased approximately $10.2 million to approximately $76.0 million in 2010 from approximately $65.8 million in 2009.  Gross profit as a percentage of revenue (gross margin) was 29.9% in 2010, reflecting almost no change in 2010 compared to 30.1% in 2009.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional service fees, bad debts reserve and other expenses incurred in connection with general operations. Our general and administrative expenses increased by approximately $3.2 million to approximately $7.8 million in 2010 from $4.6 million in 2009.  As a percentage of revenue, general and administrative expenses were 3.1% of revenue in 2010 as compared to 2.1% in 2009.  The increase was primarily attributable to additional salary and training expenses from employee hiring in anticipation of the opening of our new production facility and additional expenses incurred in 2010 related to being a public company, such as legal and other professional service fees.

Selling Expenses.  Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs.  Our selling expenses increased approximately $0.3 million, or 36.1%, to approximately $1.3 million in 2010 from $0.9 million in 2009.  As a percentage of revenue, our selling expenses were 0.5% in 2010, as compared to 0.3% in 2009.  The increase was mostly attributable to increased sales staff traveling expenses and other costs relating to selling activities.

Interest and Other Income. Interest and other income is mainly interest income generated from the restricted cash balance.  Our interest and other income increased $0.3 million, or 31.1% to $1.1 million in 2010 from $0.8 million in 2009.  The increase was attributable to interest earned on a higher average balance of restricted cash, which was deposited with local banks as a cash guarantee for the notes payable that these banks issued to our raw material suppliers, as well as higher average bank account balances in 2010 as compared to 2009.

Interest Expense.  Interest expense is primarily interest expense on notes payable and short term loans related to our daily business operations.  Our interest expense increased  $2.0 million, or 63.3%, to $5.3 million  in 2010 from $3.2 million in 2009.  The increase was attributable to the increased bank facilities we secured in 2010 in anticipation of our increased working capital needs relating to our expected expansion of production line capacity.

Provision for Income Taxes.  We incurred income tax expense of $15.9 million and $14.8 million in 2010 and 2009, respectively.  The effective EIT rates were 25% and 25% respectively in the two aforesaid years.

Net Income.  Our net income, increased approximately $3.6 million, or 8.4%, to $47.1 million in 2010 from approximately $43.4 million in 2009, as a result of the factors described above.

Comparison of Fiscal Years Ended December 31, 2009 and 2008

Revenue.  Our revenue is mainly generated from sales of our cold-rolled steel products. Our revenue increased $22.6 million, or 11.5%, to $218.9 million in 2009 from $196.3 million in 2008.  During the year ended December 31, 2009, our sales volume increased by 23.8% to 249.9 metric tons from 201.9 metric tons last year.  However, our average selling price was down from $972.1 per metric ton during 2008 to $875.8 per metric ton during 2009 as a result of an industry wide reduction in the selling price of steel products.

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

Selling Expenses.  Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs. Our selling expenses increased approximately $0.1 million, or 10.6%, to approximately $0.9 million in 2009 from $0.8 million in 2008. As a percentage of revenue, our selling expenses were 0.3% in 2009, as compared to 0.4% in 2008 which was attributable to our increased sales revenue.

Interest and Other Income. Interest and other income is mainly interest income generated from the restricted cash balance.  Our interest and other income decreased $0.6 million, or 40.6% to $0.8 million in 2009 from $1.4 million in 2008.  The decrease was attributable to relatively low average bank account balances and a decrease in interest rates paid by the banks throughout 2009 as compared to 2008.

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

Net Income.   Our net income, after accounting for minority interests of $0 million and $13.9 million in 2009 and 2008, respectively, increased approximately $21.8 million, or 101.3%, to $43.4 million in 2009 from approximately $21.6 million in 2008, as a result of the factors described above.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
Net cash provided by operating activities	$36,478	$33,788	$50,467
Net cash provided by (used in) investing activities	(84,119)	(31,350)	13,068
Net cash provided by (used in) financing activities	84,004	34,514	(22,690)
Net cash inflow	36,363	36,952	40,846

Operating Activities

Net cash provided by operating activities was approximately $36.5 million in 2010, as compared to approximately $33.8 million net cash provided by operating activities in 2009, an increase of 8.0%.  The increase primarily resulted from reduced inventory of raw materials and work-in-progress, improved credit management resulting in declining accounts receivable balance, reduced customer deposits as a result of revenue recognition, and reduction of accrued liabilities and other payables, which was partially offset by an increase in prepaid expenses  and accounts payable balance.

Net cash provided by operating activities was approximately $33.8 million in 2009, as compared to approximately $50.0 million net cash provided by operating activities in 2008, a decrease of 33.0%.  The decrease primarily resulted from increased inventory and prepayment to suppliers in preparation for scheduled production to contracts in the subsequent quarter, reduced customer deposits as a result of revenue recognition, and reduction of accrued liabilities and other payables, which was partially offset by a decrease in accounts receivable and an increase in accounts payable balance.

We strategically manage our cash resources as a means to optimize our available cash flows in the following manner:

●
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

●	We manage the year-end accounts payable and accrued liabilities to improve cash flow.

●
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

Net cash used in investing activities was approximately $84.1 million in 2010, as compared to approximately $31.3 million net cash provided by investing activities in 2009.  The change mainly resulted from (1) increased capital expenditures from the newly completed 50,000-metric-ton chromium-plating line as well as other expenditures relating to our capacity expansion program; (2) increased restricted cash levels as a result of our increased use of bank financing in 2010 and (3) payment for the land use rights related to the additional land purchased and reserved for our capacity expansion program.

Net cash used in investing activities was approximately $31.3 million in 2009, as compared to approximately $13.0 million net cash provided by investing activities in 2008.  The change mainly resulted from (1) increased capital expenditures, (2) increased restricted cash levels as a result of a higher level of notes payable financing that the Company obtained in 2009 and (3) zero proceeds from former owners since certain borrowings by our former shareholders were fully repaid in 2008.

We paid $65.1 million in 2010, $5.2 million in 2009 and $6.6 million in 2008 to acquire capital equipment.  Restricted cash had an increase of $29.0 million in 2010, an increase of $12.8 million in 2009, and an increase of $5.5 million in 2008.

Financing Activities

Cash used in financing activities mainly consists of dividends paid, distributions to shareholders, repayment of bank loans, withdrawal and repayment of borrowings from related parties.

We paid dividends of $0 in 2010, $9.6 million in 2009, and $42.3 million in 2008.

Net cash provided by financing activities was approximately $84.0 million in 2010, as compared to approximately $34.5 million net cash used in financing activities in 2009.  The increase in cash provided by financing activities was primarily due to the proceeds from additional bank loans that we secured from local banks, proceeds from our private placement of ordinary shares in June 2010 and increased notes receivable financing.

Net cash provided by financing activities was approximately $34.5 million in 2009, as compared to approximately $22.7 million net cash used in financing activities in 2008.  The increase in cash provided by financing activities was primarily due to the proceeds from our November 2009 ordinary shares offering and increased notes receivable financing.

We repaid short-term loans of $46.0 million in 2010, $37.3 million in 2009, and $26.7 million in 2008, while incurring new short-term borrowings of $56.1 million in 2010, $40.6 million in 2009, and $40.0 million in 2008.  We increased our notes receivable financing by $45.2 million in 2010, $14.1 million in 2009, and $6.4 million in 2008.

Capital Expenditures

We believe that our future capital expenditures will be incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our facilities, (ii) leasehold improvements, (iii) investment in equipment, technology and operating systems, and (iv) capitalized interest.  Our planned capital expenditures for 2011 and 2012 are for (i) the second phase of our capacity expansion program, in which 100,000 metric tons of processing capacity will be added by the first quarter of 2012, resulting in total capacity of 500,000 metric tons of cold-rolled steel processing, out of which 50% can be further plated with chromium, zinc or tin; (ii) upgrade our existing narrow strip acid pickling line for acid regeneration and environment control; and (iii) potential acquisitions or strategic partnership initiatives.  We expect to finance these capital expenditures from cash on hand, future internal cash flows, short-term bank borrowings, and funds raised from capital markets.

Loan Facilities

We believe that we currently maintain a good business relationship with many banks.  As of December 31, 2010, our outstanding bank loans were as follows:

(All Amounts in U.S. Dollars)

Commercial Bank of Zhengzhou	$7,575,758
Shanghai Pu Dong Development Bank	10,606,061
China Merchants Bank	9,090,909
China Citic Bank	1,515,152
Bank of Xuchang	3,939,393
Zhengzhou City Rural Credit Cooperative	757,576
Bank of Luoyang Branch	9,090,909
Bank of Communications	1,515,151
Total	$44,090,909

All of the above term loans are of fixed term with a period of 12 months or less.  For those loan facilities obtained from banks, all these term loans are either guaranteed and secured by our fixed assets, including its machinery and land use right, or guaranteed by third parties.

We believe that our currently available working capital, including anticipated cash flow from operations and available credit facilities referred to above are adequate to finance our operations at current levels through at least the next twelve months.  In this regard, we are not experiencing any difficulties in the acquisition and rollover of our short term credit facilities that fund our daily operations.  We anticipate rollovers of all current facilities coming due in the 2011 operating year and do not foresee a squeeze on the availability of credit to fund our operations and meet our growth objectives.

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

As of the date of this annual report, one utility model patent application had been approved by the government (Patent number: ZL 200920089897.4), on May 12, 2010. This patent is related to our production process technology, in particular, hydraulic pressured automatic thickness control system for four-roll reversible cold mill.  The application was made on April 28, 2009. The patent expires in May 2020.

We have registered the trademark for the logo  with the Trademark Office of the State Administration for Industry and Commerce of China.  We use our trademark for the sales and marketing of our products.  Our trademark expires on November 27, 2012 and may be continually renewed thereafter.

Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations in respect of operating leases as of December 31, 2010.

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations*	$573,898	$26,317	$56,096	$61,512	$429,973

Total	$573,898	$26,317	$56,096	$61,512	$429,973

* Our operating lease obligations result from the land use rights associated with the land, including a state-owned reservoir on the premises that the company acquired for planned capacity expansion.

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this annual report.

NAME	AGE	POSITION
Mingwang Lu	59	Chairman of the Board and Chief Executive Officer
Edward Meng	44	Chief Financial Officer
Yi Lu	36	General Manager and Director
Harry Edelson	77	Director
J.P. Huang	51	Director
Kwok Keung Wong	62	Director
Yunlong Wang	49	Director
Maotong Xu	72	Director

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

Harry Edelson became our director on March 17, 2009 and served as COAC’s chairman of the board and chief executive officer from its inception to its merger with us in March 2009.  Since August 1984, he has been the managing partner of Edelson Technology Partners, which manages a series of four venture capital technology funds (the “Edelson Funds”) for ten multinational corporations (AT&T, Viacom, Ford Motor, Cincinnati Bell, Colgate Palmolive, Reed Elsevier, Imation, Asea Brown Boveri and UPS) and two large pension funds. Mr. Edelson previously worked for Merrill Lynch, Drexel Burnham Lambert and CS First Boston.  Mr. Edelson is a former president of the Analyst Club, the oldest club on Wall Street, founded in 1925, and is President and a founding member of the China Investment Group LLC, an organization formed to provide a forum to update and exchange its members’ knowledge of China. He has been a member of the Juilliard Council since 2001. The Julliard Council is one of the world’s leading schools in the fields of music, dance and acting. Mr. Edelson was honored in the Knesset by receiving the Israel 50th Anniversary Award from the Prime Minister of Israel.  Mr. Edelson is a member of The Chinese Business lawyers Association, The Asia Society and the China Cultural Foundation. He is also an advisor to the China Cultural Foundation. He has given numerous speeches in Hong Kong, China and the United States on investing in China.  Mr. Edelson received a B.S. from Brooklyn College and an MBA from New York University Graduate School of Business.

Dr. J.P. Huang became our director on March 17, 2009 and has been Founder, Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc. since 1988.  Under Dr. Huang’s advisory guidance, Jpigroup has been one of China’s major private investment and development companies that has invested and advised in the areas of regional development, land development, real estate, infrastructure, manufacturing, human capital development, technologies and financial services.  From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during that time, he was very active and instrumental in helping formulating some of China’s first open door strategies and reform plans, especially in the area of international investment and trade. Dr. Huang holds a Ph.D. in economics from University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance. Dr. Huang acted as a consultant to COAC in connection with our merger with COAC.

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

In connection with the business combination with COAC, the then shareholders of China Gerui – Oasis, Honest Joy, and Plumpton – and Mr. Edelson entered into a voting agreement with China Gerui, dated March 19, 2009, or the Voting Agreement, pursuant to which each of the shareholders of China Gerui and Mr. Edelson agreed to vote their China Gerui ordinary shares in favor of the election of Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu, Yunlong Wang, Harry Edelson, and J.P. Huang as directors of China Gerui in specified classes in all elections through the annual meeting of China Gerui that will be held in 2012.  Except as otherwise disclosed above, there is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any of our directors or executive officers was selected as a director or member of senior management.

No family relationship exists between any of our directors and executive officers, except that Mr. Yi Lu is the son of our Chairman and CEO, Mingwang Lu.

Compensation

Compensation of Directors and Senior Management

In 2010, we paid an aggregate of $861,000 in cash compensation to our directors and senior management as a group.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management.  However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Board Practices

Terms of Directors and Executive Officers

Our board consists of seven members, who were elected as our directors in connection with the business combination with COAC on March 17, 2009.  Our board is a classified board consisting of three classes of directors.  The Class I directors shall be elected for a three year term of office, the Class II directors shall be elected for a two year term of office and the Class III directors shall be elected for a one year term of office.  The current board members are classified as follows:

●	in the class to stand for reelection in 2011: Kwok Keung Wong and Harry Edelson;

●	in the class to stand for reelection in 2012: Mingwang Lu, Yi Lu and Yunlong Wang; and

●	in the class to stand for reelection in 2013: Maotong Xu and J.P. Huang.

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

Director Agreements

We plan to enter into an agreement with each of our directors that governs their rights and duties as directors. These agreements do not provide for benefits upon termination of directorships.

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

The audit committee is mainly responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent auditors;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management the Company’s compliance with applicable laws and regulations;

●
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●
establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting internal accounting controls or reports which raise material issues regarding the Company’s financial statements or accounting policies.

Compensation Committee

Our compensation committee consists of Messrs. Maotong Xu, Kwok Keung Wong and J.P. Huang, with Maotong Xu serving as chairman.  Our compensation committee reviews and approves compensation paid to our officers and directors and to administer our Plan and any other incentive compensation plans, should any such plans be adopted in the future, including authority to make and modify awards under such plans.

The Compensation Committee is mainly responsible for, among other things:

●	approving and overseeing the compensation for our executive officers;

●
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

●
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

The nominating and corporate governance committee is mainly responsible for, among other things:

●	selecting or recommending to the board the nominees for election as directors or for appointment to fill any vacancy;

●	selecting or recommending to the board the directors to be appointed to each committee of the board;

●	overseeing the board in the board’s annual review of its performance and making appropriate recommendations to improve performance; and

●	performing any other duties or responsibilities expressly delegated to the committee by the board from time to time relating to the nomination of board and committee members.

Employees

We had 840, 627, and 588 full-time employees as of December 31, 2010, 2009 and 2008, respectively. The following table sets forth the number of our employees for each of our areas of operations as of December 31, 2010 and 2009:

Category	Number of Employees as of December 31, 2010	Number of Employees as of December 31, 2009
Manufacturing	717	518
Sales and Marketing	29	29
General Administration, Purchasing and Logistics	68	59
Technology and Research & Development	26	21
Total	840	627

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

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 29, 2011 by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our executive officers and directors; and (iii) by all of our officers and directors as a group.

Name of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)		% of Class(2)
Officers and Directors
Mingwang Lu	Chairman and CEO	Ordinary Shares	15,438,637	(3)	26.0%
Edward Meng	Chief Financial Officer	Ordinary Shares	0		*
Yi Lu	General Manager and Director	Ordinary Shares	3,022,200	(4)	5.1%
Harry Edelson	Director	Ordinary Shares	9,341,221	(5)	15.7%
J.P. Huang	Director	Ordinary Shares	0		*
Kwok Keung Wong	Director	Ordinary Shares	9,360,913	(6)	15.8%
Yunlong Wang	Director	Ordinary Shares	0		*
Maotong Xu	Director	Ordinary Shares	0		*
All officers and directors as a group (8 persons named above)		Ordinary Shares	27,821,750	(3)(4)(5)(6)	46.8%
5% Security Holders
Mingwang Lu		Ordinary Shares	15,438,637	(3)	26.0%
Meg Champ Limited		Ordinary Shares	12,088,800	(3)	20.3%
Victor Trait Limited		Ordinary Shares	3,349,837	(3)	5.6%
Yi Lu		Ordinary Shares	3,022,200	(4)	5.1%
Lok Tai Limited		Ordinary Shares	3,022,200	(4)	5.1%
Harry Edelson		Ordinary Shares	9,341,221	(5)	15.7%
Kwok Keung Wong		Ordinary Shares	9,360,913	(6)	15.8%
Honest Joy Group Limited		Ordinary Shares	9,341,221	(6)	15.7%
Yuying Lu		Ordinary Shares	9,341,221	(7)	15.7%
Oasis Green Investments Limited		Ordinary Shares	9,341,221	(7)	15.7%
Plumpton Group Limited		Ordinary Shares	9,341,221	(8)	15.7%
Wenxian Li		Ordinary Shares	4,212,523	(9)	7.1%

All persons named above as a group		Ordinary Shares	32,034,273	(3)(4)(5)(6)(7)(8)	53.9%

* Less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
A total of 59,433,828 ordinary shares as of March 29, 2011 are outstanding pursuant to SEC Rule 13d-3(d)(1).  Ordinary shares that may be acquired by an individual or group within 60 days of March 29, 2011, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)
Includes 12,088,800 ordinary shares held by Meg Champ Limited, or Meg Champ, and 3,349,837 ordinary shares held by Victor Trait Limited, or Victor Trait, both of which are wholly-owned by Mr. Mingwang Lu.  Mr. Mingwang Lu may be deemed to be a beneficial owner of the ordinary shares held by each of Meg Champ and Victor Trait.  Meg Champ, Victor Trait, and Mr. Mingwang Lu’s percentage of beneficial ownership of our ordinary shares all changed from 0% to 20.3%, 5.6% and 26.0%, respectively as a result of the receipt of 12,088,800 of our ordinary shares by Meg Champ and 3,349,837 ordinary shares by Victor Trait from a transfer for no consideration by Oasis in March 2011.

(4)
Includes 3,022,200 ordinary shares held by Lok Tai Limited, or Lok Tai, which is wholly-owned by Mr. Yi Lu.  Mr. Yi Lu may be deemed to be a beneficial owner of the ordinary shares held by Lok Tai.  Lok Tai and Mr. Yi Lu’s percentage of beneficial ownership of our ordinary shares both changed from 0% to 5.1% as a result of the receipt of 3,022,200 of our ordinary shares by Lok Tai in March 2011. Mr. Yi Lu is the son of our Chairman and CEO, Mr. Mingwang Lu, but does not live in the same household.

(5)
Includes 3,086,581 ordinary shares held by Mr. Edelson, 3,626,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy, and 1,642,500 ordinary shares held by Plumpton, pursuant to the Voting Agreement.  Mr. Edelson’s percentage of beneficial ownership of our ordinary shares was 0% prior to March 2009.  In March 2009, Mr. Edelson acquired 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares pursuant to the Merger Agreement; as a result of Mr. Edelson’s entry into the Voting Agreement, Mr. Edelson may also be deemed to have acquired beneficial ownership of 27,600,000 ordinary shares held by Oasis, 1,500,000 ordinary shares held by Plumpton, and 900,000 ordinary shares held by Honest Joy.  As a result, in March 2009, Mr. Edelson’s percentage of beneficial ownership of our ordinary shares increased to 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units. This percentage was greater than 100.0% due to the Mr. Edelson’s beneficial ownership of 1,666,667 ordinary shares underlying warrants.  In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton, pursuant to the Settlement Agreement, resulting in an increase of Mr. Edelson’s beneficial ownership to 36,126,288 ordinary shares.  As of December 31, 2009, Mr. Edelson’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units), reflecting the transactions described above as well as increases in the number of outstanding ordinary shares due to other issuances.  As of December 31, 2010, Mr. Edelson’s percentage ownership of our ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our ordinary shares).  As of March 29, 2011, Mr. Edelson’s percentage ownership of our ordinary shares was 15.7% based on 59,433,828 ordinary shares outstanding, reflecting Oasis’s transfer of an aggregate of 26,595,360 ordinary shares to persons that were not parties to the Voting Agreement on such date, Mr. Edelson’s exercise of 1,476,960 warrants for the same number of ordinary shares and sale of 189,707 warrants in March 2011, as well as increases in the number of outstanding ordinary shares.

(6)
Includes 19,692 ordinary shares held by Mr. Wong, 985,500 ordinary shares held by Honest Joy, 3,086,581 ordinary shares held by Mr. Edelson, 3,626,640 ordinary shares held by Oasis, and 1,642,500 ordinary shares held by Plumpton.  Mr. Wong may be deemed to be a beneficial owner of the ordinary shares beneficially held by Honest Joy, which is wholly-owned by Mr. Wong, including the ordinary shares held by each of Oasis, Plumpton and Mr. Edelson as a result of the Voting Agreement.  In September 2008, we granted Honest Joy 3 ordinary shares.  As a result, Honest Joy and Mr. Wong may be deemed to have beneficially owned 3.0% of our ordinary shares, based on 100 ordinary shares then outstanding.  In March 2009 and prior to the Merger, Honest Joy received 899,997 ordinary shares as result of a 300,000-for-1 stock split of our ordinary shares, resulting in its holding 900,000 of our ordinary shares.  In March 2009, as a result of Honest Joy’s entry into the Voting Agreement, Honest Joy may be deemed to have acquired beneficial ownership of 27,600,000 ordinary shares held by Oasis, 1,500,000 ordinary shares held by Plumpton, and 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares held by Mr. Edelson.  After such acquisitions, each of Honest Joy and Mr. Wong may be deemed to have had beneficial ownership of 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units.  In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton in October 2009, including 85,500 to Honest Joy, pursuant to the Settlement Agreement, resulting in an increase of each of Mr. Wong and Honest Joy’s beneficial ownership to 36,126,288 ordinary shares.  As of December 31, 2009, each of Honest Joy and Mr. Wong’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units), reflecting the transactions described above as well as increases in the number of outstanding ordinary shares due to other issuances.  As of December 31, 2010, each of Honest Joy and Mr. Wong’s percentage ownership of our ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our ordinary shares).  As of March 29, 2011, Honest Joy and Mr. Wong’s percentage ownership of our ordinary shares was 15.7% and 15.8%, respectively, based on 59,433,828 ordinary shares outstanding, reflecting Oasis’s transfer of an aggregate of 26,595,360 ordinary shares to persons that were not parties to the Voting Agreement on such date, a net acquisition of 19,692 ordinary shares by Mr. Wong in March 2011, as well as increases in the number of outstanding ordinary shares.

(7)
Includes 3,626,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy, 3,086,581 ordinary shares held by Mr. Edelson, and 1,642,500 ordinary shares held by Plumpton.  Ms. Lu may be deemed to be a beneficial owner of the ordinary shares beneficially held by Oasis, which is wholly-owned by Ms. Lu, including the ordinary shares held by each of Honest Joy, Plumpton and Mr. Edelson as a result of the Voting Agreement. Ms. Lu is the daughter of our Chairman and CEO, Mr. Mingwang Lu, but does not live in the same household.   In August 2008, Ms. Lu was granted 100% ownership of our ordinary shares by our issuance to her of our only outstanding ordinary share.  In September 2008, Ms. Lu transferred this ordinary share to Oasis.  At the same time, we granted Oasis 91 ordinary shares and an aggregate of 8 ordinary shares to other shareholders.  As a result, as of September 2008, Oasis and Ms. Lu each beneficially owned 91.0% of a total of 100 outstanding ordinary shares.  In March 2009 and prior to the Merger, Oasis received 27,599,908 ordinary shares as result of a 300,000-for-1 stock split of our ordinary shares, resulting in its holding 27,600,000 of our ordinary shares.  In March 2009, as a result of Oasis’s entry into the Voting Agreement, Oasis may be deemed to have acquired beneficial ownership of 1,500,000 ordinary shares held by Plumpton, 900,000 ordinary shares held by Honest Joy, and 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares held by Mr. Edelson.  After such acquisitions, each of Oasis and Ms. Lu may be deemed to have had beneficial ownership of 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units.  In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton in October 2009, including 2,622,000 to Oasis, pursuant to the Settlement Agreement, resulting in an increase of each of Oasis and Ms. Lu’s beneficial ownership to 36,126,288 ordinary shares.  As of December 31, 2009, each of Oasis and Ms. Lu’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units), reflecting the transactions described above as well as increases in the number of outstanding ordinary shares due to other issuances.  As of December 31, 2010, each of Oasis and Ms. Lu’s percentage ownership of our ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our ordinary shares).  As of March 29, 2011, Oasis and Ms. Lu’s percentage ownership of our ordinary shares was 15.7%, based on 59,433,828 ordinary shares outstanding, reflecting Oasis’s transfer of an aggregate of 26,595,360 ordinary shares to persons that were not parties to the Voting Agreement on such date as well as increases in the number of outstanding ordinary shares.

(8)
Includes 1,642,500 ordinary shares held by Plumpton, 3,626,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy, and 3,086,581 ordinary shares held by Mr. Edelson.  Plumpton’s three members own or control 47.5%, 47.5%, and 5% of the shares of Plumpton, respectively.  Plumpton’s three members collectively control Plumpton in proportion to their share ownership.  In September 2008, we granted Plumpton 5 ordinary shares. In March 2009 and prior to the Merger, Plumpton received 1,499,995 ordinary shares as result of a 300,000-for-1 stock split of our ordinary shares.  As a result, as of September 2008, Plumpton beneficially owned 5.0% of a total of 100 outstanding ordinary shares; as a result of Plumpton’s entry into the Voting Agreement, Plumpton may be deemed to have acquired beneficial ownership of 900,000 ordinary shares held by Honest Joy, 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares held by Mr. Edelson, and 27,600,000 ordinary shares held by Oasis.  After such acquisitions, Plumpton may be deemed to have had beneficial ownership of 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units.  In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton in October 2009, including 142,500 to Plumpton, pursuant to the Settlement Agreement, resulting in an increase of Plumpton’s beneficial ownership to 36,126,288 ordinary shares.  As of December 31, 2009, Plumpton’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units), reflecting the transactions described above as well as increases in the number of outstanding ordinary shares due to other issuances.  As of December 31, 2010, Plumpton’s percentage ownership of our ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our ordinary shares).  As of March 29, 2011, Plumpton’s percentage ownership of our ordinary shares was 15.7%, based on 59,433,828 ordinary shares outstanding, reflecting Oasis’s transfer of an aggregate of 26,595,360 ordinary shares to persons that were not parties to the Voting Agreement on such date as well as increases in the number of outstanding ordinary shares.

(9)	Mr. Wenxian Li holds 4,212,523 ordinary shares. Mr. Li received these ordinary shares in March 2011. Previously, Mr. Li owns 0% of outstanding ordinary shares.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Each of the foregoing beneficial owners of over five percent of our outstanding ordinary shares may be considered to own or control us.

2010 Share Incentive Plan

On November 16, 2010, our Board of Directors and its Compensation Committee adopted the 2010 Plan. The 2010 Plan became effective on the date of its adoption, subject to approval by our shareholders within 12 months.  At our annual shareholders meeting held on December 8, 2010, our shareholders approved the adoption of the 2010 Plan.  Unless otherwise defined, capitalized terms in the following summary have the same meanings as provided in the 2010 Plan.

Summary of the 2010 Plan

Purpose. The purpose of the 2010 Plan is promote the best interests of the Company and its shareholders by (i) assisting the Company and its Affiliates in the recruitment and retention of persons with ability and initiative, (ii) providing an incentive to such persons to contribute to the growth and success of the Company’s businesses by affording such persons equity participation in the Company and (iii) associating the interests of such persons with those of the Company and its affiliates and shareholders.  The Plan permits the grant of Nonqualified Share Options and Restricted Share Awards to such Eligible Persons, and subject to such terms and conditions, not inconsistent with the terms of the 2010 Plan, as the 2010 Plan administrator may determine in its discretion.

Administration.  The Plan may be administered by our Board of Directors or a committee appointed by the Board of Directors to administer the Plan. The Plan is currently being administered by our Compensation Committee. The administrator has the authority to determine the Eligible Persons who shall receive grants of Awards under the 2010 Plan and the specific terms and conditions of all Awards granted under the 2010 Plan, including, without limitation, the number of Shares subject to each Award, the price to be paid for the Shares, the applicable vesting criteria, the Company’s repurchase rights in connection with the ordinary shares issued in connection with the exercise of an Award and any other restrictions or limitations applicable to Awards or the ordinary shares issued thereunder. The administrator has discretion to make all other determinations necessary or advisable for the administration of the 2010 Plan.

Eligibility.  Nonqualified Share Options and Restricted Share Awards may be granted to employees, Directors or Consultants either alone or in combination with any other Awards.

Effect of Termination of Employment, Etc.  Except for in connection with a termination on account of a participant’s death or Disability or a termination for Cause (or a voluntary termination at any time after an event which would be grounds for termination of the Participant’s Continuous Service for Cause), unless otherwise provided in the applicable Share Award Agreement or Share Option Agreement, if the Participant’s Continuous Service ends for any reason, (a) any outstanding Options of the Participant shall cease to be exercisable in any respect not later than three (3) months following that event and, for the period it remains exercisable following that event, shall be exercisable only to the extent exercisable at the date of that event, and (b) any Restricted Share Award of the Participant shall be forfeited or otherwise subject to return to or repurchase by the Company on the terms specified in the award agreement. If the Participant’s termination is on account of the Participant’s death or Disability, unless otherwise provided in the applicable Share Option Agreement, any outstanding Options of the Participant shall cease to be exercisable not later than twelve (12) months following that event and, for the period it remains exercisable following that event, and shall be exercisable by the Participant (or, in the event of the Participant’s death, by the Participant’s heirs, legatees or legal representatives) only to the extent exercisable at the date of such death or Disability.  If the Participant’s termination of Continuous Service is for Cause or is a voluntary termination at any time after an event which would be grounds for termination of the Participant’s Continuous Service for Cause, the right to exercise the Option shall expire, unless otherwise specified in the Share Option Agreement, as of the date of the Participant’s termination of Continuous Service. The Committee shall determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by the Corporation, including sick leave, military leave or any other personal leave.

Shares Available for Issuance Under the 2010 Plan.  Subject to adjustment as described below, the maximum aggregate number of ordinary shares that may be issued under the 2010 Plan is 3,500,000 ordinary shares. Ordinary shares issued under the 2010 Plan may be either authorized and unissued ordinary shares or previously issued ordinary shares that have been reacquired by the Company and cancelled or maintained as treasury shares.   The number and class of shares available under the 2010 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Vesting and Option Periods.  The administrator, in its sole discretion, may impose vesting schedules, limitations on transferability and forfeiture conditions on any Award granted under the 2010 Plan as it may deem advisable or appropriate, on the basis of such conditions, including but not limited to, achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued status as an Eligible Person), or any other basis the 2010 Plan administrator may determine in its discretion.  The administrator, in its discretion, may accelerate the time at which any such restrictions will lapse or be removed.  The administrator may, in its discretion, also provide for such complete or partial exceptions to an employment or service restriction as it deems equitable. Unless terminated sooner in accordance with the 2010 Plan, each Option shall expire either ten (10) years after the grant date, or after a shorter term as may be fixed in the Share Option Agreement.

Option Grants.  An Option is the right to purchase our ordinary shares at a future date at a specified price. Options granted under the 2010 Plan may only be Nonqualified Share Options (i.e., options not intended to qualify as incentive stock options within the meaning of section 422 of the Internal Revenue Code of 1986, as amended). The administrator shall determine the terms of each Option at the time of grant, including the number of ordinary shares covered by, the exercise price of, and the conditions and limitations applicable to the exercise of each Option (including vesting criteria and maximum Option period, which may not be more than ten (10) years from the date of grant).  The exercise price of an Option may not be less than the par value of an Ordinary Share on the grant date and it may also not be less than the Fair Market Value of an Ordinary Share, unless the 2010 Plan administrator determines that a grant with an exercise price less than Fair Market Value is either (i) awarded to a Participant who is not subject to Section 409A or 457A of the Code or (ii) if the Participant is subject to Section 409A or 457A of the Code, the terms of such Option will comply with Section 409A of the Code and will not result in taxation by reason of Section 457A(a) of the Code, and provided that the term of an Option may not exceed ten years.

The Plan permits the following forms of payment of the exercise price of Options, unless as provided for in the Share Option Agreement:

●	cash or check;

●	such other method as may be provided for in the Share Option Agreement; or

●
with the consent of the 2010 Plan administrator, other ordinary shares that have been held for at least six (6) months prior to the date of exercise, or if the ordinary shares are traded on an established securities market, the 2010 Plan administrator may approve a “cashless exercise” by payment of the exercise price by a broker-dealer or by the Option holder with cash advanced by the broker-dealer if the exercise notice is accompanied by the Option holder's written irrevocable instructions to deliver the ordinary shares acquired upon exercise of the Option to the broker-dealer or by delivery of the ordinary shares to the broker-dealer with an irrevocable commitment by the broker-dealer to forward the exercise price to the Corporation, provided that if ordinary shares are used to pay all or part of the exercise price, the sum of the cash or cash equivalent and the Fair Market Value (determined as of the date of exercise) of the shares surrendered must not be less than the Option price of the ordinary shares for which the Option is being exercised.

Restricted Share Awards. The administrator may, in its discretion, grant Restricted Share Awards to Eligible Persons and may determine the number of ordinary shares underlying a Restricted Share Award and the terms and conditions (including vesting criteria) of, and the amount of payment (which may not be less than par value per Ordinary Share) to be made by the recipient for such Restricted Share Awards. During the period during which the Restricted Share Awards are subject to repurchase or reacquisition, or the period of restriction, Restricted Share Awards shall be subject to vesting or repurchase by the Company (including a right of the Company to repurchase ordinary shares under a Restricted Share Award at less than the then Fair Market Value per Share) arising on the basis of such conditions as the 2010 Plan administrator may determine in its sole discretion.  Any such risk of repurchase by the Company may be waived or terminated, or the period of restriction shortened, at any time by the 2010 Plan administrator on such basis as it deems appropriate.  During the period of restriction, Eligible Persons holding Restricted Share Awards may exercise full voting rights with respect to the ordinary shares underlying those Restricted Share Awards and will be entitled to receive all dividends and other distributions paid with respect to such ordinary shares. If any such dividends or distributions are paid in ordinary shares, the ordinary shares will be subject to the same restrictions on transferability and repurchase rights by the Company as the Restricted Share Awards with respect to which they were paid.  Except as provided in the 2010 Plan, Restricted Share Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable period of restriction.

Adjustments, Dissolution, Liquidation, Merger or Change in Control. In the event that any dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of ordinary shares or other securities of the Company, or other change in the corporate structure of the Company, affecting the ordinary shares occurs, the 2010 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended under the 2010 Plan, shall adjust the number and kind of ordinary shares that may be delivered under the 2010 Plan and/or the number, class, and price of ordinary shares covered by each outstanding Award.

If the Company is merged or consolidated with another entity or sells or otherwise disposes of substantially all of its assets to another company while Options or Share Awards remain outstanding under the 2010 Plan, unless provisions are made in connection with such transaction for the continuance of the 2010 Plan and/or the assumption or substitution of such Options or Share Awards with new options or share awards covering the shares of the successor company, or parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, then all outstanding Options and Share Awards which have not been continued, assumed or for which a substituted award has not been granted shall, whether or not vested or then exercisable, unless otherwise specified in the applicable Share Option Agreement or Share Award Agreement, terminate immediately as of the effective date of any such merger, consolidation or sale.

Transferability. Unless otherwise provided in the applicable Share Option Agreement or Share Award Agreement, or otherwise determined by the 2010 Plan administrator in accordance with the 2010 Plan, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant.

Repricing; Exchange and Buyout of Awards. The repricing or termination and subsequent repricing of Options at a lower purchase price per Share than the original grant is not permitted without prior shareholder approval. The administrator may authorize the Company to issue new Options in exchange for the surrender and cancellation of any or all outstanding Awards, subject to the consent of the Participant whose rights would be impaired.  The administrator may at any time repurchase Options with payment in cash, Shares or other consideration, based on such terms and conditions as the 2010 Plan administrator and the Participant shall agree.

Termination of, or Amendments to, the 2010 Plan. The Board may amend or terminate the 2010 Plan from time to time; provided, however, shareholder approval shall be required for any amendment that (i) increases the aggregate number of ordinary shares that may be issued under the 2010 Plan, except for adjustments described above, or (ii) shareholder approval is required by the terms of any applicable law, regulation or rule, including the rules of any market on which the Company’s shares are traded or exchanged on which the Company’s shares are listed.  Except as specifically permitted by the 2010 Plan, Share Option Agreement or Share Award Agreement or as required to comply with applicable law, regulation or rule, no amendment shall, without a Participant’s consent, adversely affect any rights of such Participant under any Option or Share Award outstanding at the time such amendment is made.  Any amendment requiring shareholder approval shall be approved by the shareholders of the Corporation within twelve (12) months of the date such amendment is adopted by the Board.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — Share Ownership.”

Related Party Transactions

The following includes a summary of transactions since the beginning of the 2010 fiscal year between us and certain related persons.  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•
Oasis is wholly owned by Ms. Yuying Lu, an Australian citizen.  Ms. Lu is the daughter of our Chairman and CEO, Mingwang Lu, but does not live in the same household.  Ms. Lu may be deemed to be a beneficial owner of the shares held by Oasis. As a result of Oasis’s majority ownership of our ordinary shares, it may be considered to own or control us.  Oasis’s percentage ownership of our outstanding ordinary shares declined from 74.2% as of January 1, 2010 to 65.5% as of December 31, 2010.

•
In connection with our merger with COAC, Oasis, previously our majority shareholder, agreed to deposit 3,000,000 of the ordinary shares it owns in escrow, pursuant to the Escrow Agreement among us, Oasis and Continental Stock Transfer & Trust Company, as escrow agent, to secure Oasis’s obligations under the Merger Agreement to indemnify the surviving entity of the merger for damages arising out of the merger until the later of (i) 30 days after the date on which we have filed this annual report on Form 20-F for our 2009 fiscal year or (ii) one year after the closing of the merger, subject to the joint approval of Mr. Mingwang Lu and Mr. Harry Edelson.  On November 16, 2010, the Board, including Mr. Lu and Mr. Edelson, unanimously approved the release of the shares from escrow.

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

•
Before 2007, Zhengzhou Company was one of the owners of Henan Green with 76.93% of the total ownership.  In December 2006, Zhengzhou Company sold all of its ownership to our Chairman and CEO, Mingwang Lu and others, whereby Mr. Lu became a major owner holding 40% of the total ownership.  In 2008, the holders transferred their ownership interests in Henan Green to China Gerui.  Mingwang Lu was a common owner of Henan Green and Zhengzhou Company. Zhengzhou Company engaged in the same type of industry as Henan Green but ceased its processing and selling of steel operation in 2003 and its principal business activity after the cessation of its steel operations is receiving rental income from its investments.  In 2004, we entered into a rental agreement for land use rights with Zhengzhou Company with the term from January 1, 2005 to December 30, 2014.  In December 2008, we entered into a new lease with the related party lessor, which replaces the 2004 rental agreement.  The new lease term commenced on January 1, 2008 and terminates on December 31, 2027.  Rent paid to Zhengzhou Company for the fiscal year ended December 31, 2010 was $9,909.  Rent payable under the lease will increase by 10% annually starting from  2010.  Zhengzhou Company also guarantees our obligations under short term bank loans.  We do not pay any consideration to this related guarantor for guaranteeing our obligations.

•
Zhengzhou Company owns a land use right with total 24.94 acres (151.4 Chinese mu); we currently lease a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company. Our existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, we have started the process of title transfer of the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we prepaid as of December 31, 2010 $2,143,939 to Zhengzhou Company. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

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

Dividend Policy

Our operating subsidiary, Henan Green, paid dividends of $42.3 million and $16.1 million in 2008 and 2007, respectively, prior to our 2009 merger with COAC.  For the foreseeable future, we intend to retain any future earnings to fund the operation and expansion of our business and do not anticipate paying cash dividends on our ordinary shares.  The payment of any dividends in the future will be within the discretion of our board of directors, subject to the relevant provision of BVI law.

Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

Offer and Listing Details

The common stock, warrants and units of COAC were quoted on the Over-the-Counter Bulletin Board maintained by the Financial Industry Regulatory Authority, Inc., or FINRA, under the symbols of CHNQ, CHNQW and CHNQU, respectively.  COAC units commenced public trading on March 22, 2007 and common stock and warrants commenced public trading on April 18, 2007.

On March 17, 2009, COAC merged with and into us.  As a result of the merger, COAC’s outstanding shares of common stock, warrants and units were converted into like securities of us on a one-to-one basis.  Our ordinary shares, warrants and units were quoted on the Over-the-Counter Bulletin Board under the symbols of GGEEF, GGENF and GGETF, respectively, effective April 27, 2009.

Effective November 10, 2009, our ordinary shares, warrants and units began trading on the Nasdaq Global Market under the symbols “CHOP”, “CHOPW”, and “CHOPU”, respectively.

On March 2, 2011, we notified our transfer agent that we had elected to extend the expiration date of our warrants from Saturday, March 19, 2011 to Monday, March 21, 2011, the next business day.  In connection with their expiration, as of March 21, 2011, the Nasdaq Stock Market had suspended trading in our warrants.

In anticipation of our warrants’ expiration, we instructed our transfer agent to implement the mandatory separation of our outstanding units into their component securities.  In connection with their mandatory separation, as of March 21, 2011, the Nasdaq Stock Market had suspended trading in our units.

The following table provides the high and low reported sales prices of our ordinary shares, units and warrants and the historical prices for COAC’s common stock, warrants and units prior to the merger, for the periods indicated below.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Ordinary Shares/ Common Stock*		Warrants		Units
	High	Low	High	Low	High	Low
Annual Market Prices
Year 2008	$5.86	$5.30	$.99	$0.01	$7.75	$5.40
Year 2009	10.00	3.01	1.80	0.10	6.34	5.95
Year 2010	8.20	4.55	***	***	***	***
Year 2011 (through April 18, 2011)	6.33	4.35	***	***	***	***

Quarterly Market Prices
First Quarter 2009	6.00	3.01	0.45	0.10	6.34	5.95
Second Quarter 2009**	10.00	5.55	0.75	0.15	***	***
Third Quarter 2009**	9.00	6.00	1.25	0.35	***	***
Fourth Quarter 2009**	9.75	4.99	1.80	0.70	***	***
First Quarter 2010**	8.20	5.55	***	***	***	***
Second Quarter 2010**	7.92	5.18	***	***	***	***
Third Quarter 2010**	6.09	4.55	***	***	***	***
Fourth Quarter 2010**	6.46	5.34	***	***	***	***

Monthly Market Prices
January 2011**	6.33	5.80	***	***	***	***
February 2011**	5.94	5.38	***	***	***	***
March 2011**	5.85	4.55	***	***	***	***

*The above table sets forth the range of high and low reported sales prices of our ordinary shares as reported by Yahoo! Finance for the periods indicated.  The reported sales prices of our warrants and units in the above table were previously reported by www.quotemedia.com for the periods indicated.

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

Register

We were incorporated in the BVI on March 11, 2008 under the BVI Business Companies Act, 2004, or the Act.  The Registrar of Corporate Affairs of the British Virgin Islands issued a Certificate of Change of Name confirming the change of our name from Golden Green Enterprises Limited to China Gerui Advanced Materials Group Limited on December 14, 2009.  Our amended and restated memorandum of association authorizes the issuance of up to 100,000,000 shares without par value.

Objects and Purposes

Our amended and restated memorandum of association grants us full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the Act or any other BVI legislation.

Directors

We have a classified board of directors consisting of three classes of directors, Class I, Class II and Class III.  At the first general meeting held after the date of the adoption of our amended and restated articles of association, the Class I directors shall be elected for a three year term of office, the Class II directors shall be elected for a two year term of office and the Class III directors shall be elected for a one year term of office.  At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A majority of votes cast at the relevant meeting shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.  A director shall not require a share qualification, and may be an individual or a company. Directors may serve at any age and may retire at any time.

Directors have the powers necessary for managing, and for directing and supervising our business and affairs, including general powers to borrow on behalf of the Company.  Directors may engage in transactions with us and vote on such transactions, provided the nature of the interest is disclosed to the entire board of directors.  With the prior or subsequent approval by an ordinary resolution of members (i.e., shareholders), the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us.  The board of directors shall obtain our approval in a general meeting before making any payment to any director or past director of us by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (other than a payment to which the director is contractually entitled).  The above requirements shall apply regardless of whether a quorum consisting solely of non-interested or independent directors is present at the meeting at which the pertinent resolution of directors is adopted.

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

Redemption

We may purchase, redeem or otherwise acquire and hold our own shares. We may not purchase, redeem or otherwise acquire shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired unless we are permitted by the Act or any provision of the amended and restated memorandum of association or the amended and restated articles of association to purchase, redeem or otherwise acquire the shares without their consent. We may only offer to acquire shares if at the relevant time the directors determine by resolution of directors that immediately after the acquisition the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

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

Meetings

An annual meeting of members must be held at least once in each calendar year at such date and time as may be determined by the directors.  The directors shall call a meeting of the members if requested in writing to do so by members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being held.  No less than ten days and not more than sixty days notice of meetings is required to be given to members.

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

Change in Control of Company

A special resolution of members is required for us to issue our shares or securities convertible into our shares resulting in our change of control, unless the transaction is approved by the securities exchange on which our shares are then listed, the delay in obtaining a resolution of the members would seriously jeopardize our financial viability, our Audit Committee has approved not seeking a special resolution of members, and we have given to all members not later than ten days before issuance of our shares or securities convertible into our shares notice that we do not intend to seek the resolution of members that would otherwise be required and indicating that the Audit Committee has expressly approved proceeding without obtaining a resolution of members.  Additionally, the board of directors is empowered to issue preferred shares with such rights attaching to them as they decide and such power could be used in a manner that would delay, defer or prevent a change of control of our company.

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

Material Contracts

Except for the following, we have not entered into any material contracts other than in the ordinary course of business in the two years preceding publication of this annual report and other than those described in Item 4, “Information on the Company — Business Overview — Developments During the Last Fiscal Year,” Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Loan Facilities,” Item 5, “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations,” Item 6, “Directors, Senior Management and Employees—Compensation—Employment Agreements,” Item 6, “Directors, Senior Management and Employees — Board Practices,”  Item 6, “Directors, Senior Management and Employees — Employees,” Item 6, “Directors, Senior Management and Employees — Board Practices,”  Item 6, “Directors, Senior Management and Employees — 2010 Share Incentive Plan,” or Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions”.

Public Offering

On November 9, 2009, we entered into an underwriting agreement, or the Underwriting Agreement, with Maxim Group, acting as the sole book-running manager and sole representative of the underwriters in an underwritten offering of our ordinary shares.  Under the Underwriting Agreement, the underwriters agreed to purchase, and we agreed to sell, an aggregate 4,800,000 ordinary shares at the public offering price of $5.00 per share, less an underwriter discount of $0.35 per share and a corporate finance fee of 1% of gross proceeds, or $0.05 per share.  Pursuant to the Underwriting Agreement, the Company received net proceeds of $22,080,000 before expenses.  The underwriters also received an over-allotment option to purchase up to an additional 720,000 ordinary shares for 45 days following the date of the final prospectus relating to this offering.  The underwriters exercised their over-allotment option in full.  We received net proceeds of $3,312,000, before expenses, from the over-allotment exercise.

In connection with the Underwriting Agreement, we also agreed to issue to Maxim Group a warrant, or the Underwriter Representative Warrant, to purchase 144,000 ordinary shares (equal to an aggregate of three (3%) percent of the ordinary shares sold in the offering).  The Underwriter Representative Warrant has an exercise price equal to 120% of the offering price of the ordinary shares sold in the offering, or $6.00.  The Underwriter Representative Warrant is exercisable commencing nine (9) months after the effective date of the registration statement related to the offering, and is exercisable for five (5) years after the effective date of the registration statement.  The Underwriter Representative Warrant is not redeemable by us.  The Underwriter Representative Warrant also provides for one demand registration payable by us, one demand registration payable by the warrant holder and unlimited “piggyback” registration rights at our expense with respect to the underlying ordinary shares during the five (5) year period commencing on the effective date of the registration statement relating to the offering with respect to such demand registrations and the five (5) year period commencing six (6) months after the effective date of the registration statement relating to the offering with respect to such “piggy back” registration rights.  Pursuant to the rules of FINRA, and in particular Rule 5110, the Underwriter Representative Warrant (and underlying shares) issued to Maxim Group may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the date of delivery and payment for the shares offered; provided, however, that the Underwriter Representative Warrant (and underlying shares) may be transferred to officers or partners of Maxim Group and members of the underwriting syndicate and their officers or partners as long as the Underwriter Representative Warrant (and underlying shares) remain subject to the lockup.  Maxim Group has assigned the Underwriter Representative Warrant and its rights thereunder to Maxim Partners LLC, or Maxim Partners.

In addition, in connection with the Underwriting Agreement, we and each of our directors, executive officers and certain of our principal shareholders entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, those subject to lock-up agreements may not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose of any ordinary shares, securities convertible into or exchangeable for ordinary shares, options or rights to acquire ordinary shares or publicly announce the intention to do any of the foregoing, without the prior written consent of Maxim Group, for a period of 270 days from the date of the prospectus relating to the offering, or the initial lock-up period.  In addition, if (1) during the last 17 days of the initial lock-up period, we release earnings results or publicly announce material news or a material event relating to us or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in each case the initial lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Maxim Group, on behalf of the underwriters, waives, in writing, such extension.  The initial lock-up period, as so extended, is referred to as the lock-up period.  Maxim Group may agree at its discretion and at any time or from time to time, without notice, to release all or any portion of the shares subject to the lock-up agreements described above.

We also agreed that, upon successful completion of this offering, for a period of fifteen (15) months from the closing of this offering, to grant Maxim Group the right of participation to act as lead managing underwriter and book runner or minimally as a co-lead manager and co-book runner and/or co-lead placement agent with at least 50.0% of the economics; or, in the case of a three-handed deal 33.0% of the economics, for any and all subsequent equity offerings as well as any convertible debt offerings undertaken during this period by us or any of our subsidiaries, excluding any financing transaction (whether debt, equity or otherwise) that occurs on an exchange in China, Hong Kong and/or Singapore.

The Underwriting Agreement also provided for indemnification by and among us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities.  We have been advised that, in the opinion of the SEC, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

The above description of the Underwriting Agreement and Underwriter Representative Warrant does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement and Underwriter Representative Warrant, which are filed as Exhibits 4.10 and 2.2 hereto and are incorporated herein by reference.

Settlement Agreement

On September 15, 2009, we entered into the Settlement Agreement, pursuant to which we agreed to issue a total of 2,850,000 ordinary shares to the Original Shareholders.  Each of the Original Shareholders agreed to receive a number of ordinary shares that was proportional to the amount of shares that it would have received under the terms of the Merger Agreement upon the attainment of certain financial milestones after the consummation of the merger thereunder. In consideration of the issuance of the ordinary shares, we and the Original Shareholders agreed to a mutual release of certain claims relating to the merger.

The above description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, the form of which is filed as Exhibit 4.9 hereto and is incorporated herein by reference.

Voting Agreement

In connection with the business combination with COAC, the then shareholders of China Gerui – Oasis, Honest Joy, and Plumpton – and Mr. Edelson entered into the Voting Agreement with us, pursuant to which each of the shareholders of China Gerui and Mr. Edelson agreed to vote their China Gerui ordinary shares in favor of the election of Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu, Yunlong Wang, Harry Edelson, and J.P. Huang as directors of China Gerui in specified classes in all elections through the annual meeting of China Gerui that will be held in 2012.

The above description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, the form of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

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

Exchange Controls in China

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements.  The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.  Payments for transactions that take place within China must be made in RMB.  Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad.  Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office.  Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

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

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Notice 142 requires that the Renminbi funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of the Renminbi funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such Renminbi capital may not be changed without SAFE‘s approval, and may not, in any case, be used to repay or prepay Renminbi loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

Taxation

The following is a general summary of certain material BVI and U.S. federal income tax considerations.  The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder.  The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by U.S. Holders (as defined below).  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation.  The discussion applies only to U.S. Holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a prospective investor in light of its particular circumstances or to certain types of shareholders subject to special treatment under the U.S. federal income tax laws, such as:

●	financial institutions;

●	brokers;

●	dealers in securities and commodities;

●	insurance companies;

●	certain former U.S. citizens or long-term residents;

●	regulated investment companies or real estate investment trusts;

●	tax-exempt organizations;

●	persons that are not U.S. persons for U.S. federal income tax purposes;

●	persons that directly, indirectly or constructively own 10% or more of the equity of the Company;

●	persons that acquire their shares in connection with employment or other performance of personal services;

●	persons subject to the alternative minimum tax;

●	persons that are, or that hold their shares through, partnerships or other pass-through entities;

●	U.S. persons whose functional currency is not the U.S. dollar, or

●	persons that hold shares as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes.

We have not requested and will not request a ruling from the IRS with respect to any of the federal income tax issues discussed below.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares in the Company that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

●
a trust if (A) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership, including an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Holders that are partnerships holding ordinary shares (and partners in such partnerships) should consult their tax advisors.

Taxation of Distributions

The discussion below assumes that we are not, and will not become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

If we make distributions on our ordinary shares, the gross amount of any such distributions, other than certain pro rata distributions of stock, generally will be treated as dividend income for U.S. federal income tax purposes if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will be included in a U.S. Holder’s income on the date of such U.S. Holder’s receipt of the dividend. Corporate U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us.

If you are a non-corporate U.S. Holder, subject to applicable limitations (including certain holding period requirements), you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2013 provided our ordinary shares are readily tradable on the Nasdaq Global Market or other established securities market in the United States.  Dividends received by a non-corporate U.S. Holder in taxable years beginning after December 31, 2012 will be subject to tax at the holder’s regular tax rates applicable to ordinary income. You should consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

To the extent, if any, that the amount of any distribution by us on ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in its ordinary shares and thereafter as gain from the sale or exchange of such shares (see “— Taxation of Dispositions” below).  However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles.  Accordingly, distributions on our ordinary shares, if any, will be reported to you as dividend distributions for U.S. income tax purposes.

If we make distributions on the ordinary shares in a foreign currency, you will generally be required, for purposes of applying the foregoing rules, to translate the foreign currency into U.S. dollars at the spot rate on the date the distribution is included in income (which is generally the date of receipt), whether or not you actually convert the foreign currency into U.S. dollars on such date. To the extent you convert such foreign currency into U.S. dollars at an exchange rate that differs from such spot rate, you may realize foreign currency gain or loss. Any such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors on the U.S. federal income tax issues relating to the receipt and disposition of non-functional currency.

Any dividends that we pay will generally be treated as foreign source income for foreign tax credit purposes.  In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on distributions paid to you with respect to the ordinary shares.  Subject to certain conditions and limitations, a U.S. Holder may be able to claim a foreign tax credit in respect of any such PRC withholding taxes. Alternatively, a U.S. Holder generally will be entitled to claim a deduction in computing its U.S. federal taxable income. If a U.S. Holder elects to claim a deduction rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid by or on behalf of the U.S. Holder in the particular year. The rules governing the foreign tax credit are complex.  You should consult your tax advisors regarding the availability of the foreign tax credit in light of your particular circumstances.

It should be noted that we do not anticipate paying cash dividends on our ordinary shares for the foreseeable future.  See “—Dividend Policy.”

Taxation of Dispositions

The discussion below assumes that we are not, and will not become, a PFIC.

Upon a sale, exchange or other taxable disposition of ordinary shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s adjusted tax basis in the shares sold or disposed of and the amount realized on such sale, exchange or other taxable disposition.  Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gain of non-corporate U.S. Holders is currently subject to a preferential rate of federal income tax. The ability of corporate and non-corporate taxpayers to offset ordinary income with capital losses is subject to limitations. Subject to the discussion in the following paragraph, such gain or loss generally will be U.S. source gain or loss for foreign tax credit purposes.

If we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may, subject to certain conditions and limitations, be able to treat such gain as PRC source income and claim a foreign tax credit in respect of any such PRC tax. Alternatively, a U.S. Holder generally will be entitled to claim a deduction in computing its U.S. federal taxable income. If a U.S. Holder elects to claim a deduction rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid by or on behalf of the U.S. Holder in the particular year. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a sale, exchange or other taxable disposition of the ordinary shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010.

We do not currently expect to be classified as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2011. This expectation is based, in part, on our estimates of the fair market value of our assets (including goodwill), in part, as determined by the market price of our ordinary shares during 2010 as reported by the Nasdaq Global Market. However, the PFIC test is an annual test that, as discussed below, depends upon the composition of our gross income for the year and the percentage, based on a quarterly average for the year, of our gross assets that constitutes “passive” assets. Accordingly, it is not possible to determine whether we will not be classified as a PFIC for our tax year ending December 31, 2011 until after the year has ended. In addition, even if we are not classified as a PFIC for our taxable year ending December 31, 2011, because the PFIC test is annual, we cannot assure you that we will not be a PFIC for any following tax year. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income, or;

●
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Subject to various exceptions, passive income generally includes dividends, interest, rents, royalties and gains from the disposition of assets that produce or are held for the production of passive income.

If we are a PFIC for any year during which you hold ordinary shares or any other equity interest in the Company, then you generally will continue to be treated as owning ordinary shares in a PFIC for all succeeding years during which you hold ordinary shares even if we do not satisfy the PFIC income or assets test for any particular succeeding taxable year. However, if we cease to satisfy the PFIC income and assets test for a particular succeeding taxable year, you may be able to avoid some of the adverse effects of the PFIC regime by making a “purging” election with respect to the ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, dividends paid by us to you that year and the following year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals.  See “— Taxation of Distributions” above. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.  Additionally, you will be subject to special tax rules with respect to any “excess distributions” that you receive and any gain you realize from a sale, exchange or other taxable disposition (including a pledge) of the ordinary shares, unless a “mark-to-market” election is timely made, as discussed below. Special rules apply for purposes of determining whether a disposition of shares in a PFIC constitutes a taxable disposition. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares and any gain from a sale or other disposition (including certain pledges) will generally be treated as an excess distribution. Under these special tax rules:

●	the excess distribution will be allocated ratably over your holding period for the ordinary shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in your holding period in which we became a PFIC, will be treated as ordinary income, and

●
the amount allocated to each other year will be subject to the highest applicable tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital gains, even if you hold the ordinary shares as capital assets.

If we are a PFIC, you may be subject to the adverse tax consequences described above with respect to the shares of any of our subsidiaries that are also PFICs. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If the Company is classified as a PFIC, a U.S. Holder may generally elect out of the treatment described above by making a timely mark-to-market election if our ordinary shares meet certain regular trading requirements. However, it should be noted that in such a case, because a mark-to-market election cannot be made for equity interests in lower-tier PFICs that we may be treated as owning, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors on the availability and advisability of a mark-to-market election in the event that we are classified as a PFIC. It should be noted that we do not currently intend to prepare or provide the information that would enable you to make a “qualified electing fund” election in the event that we were classified as a PFIC.

If you hold ordinary shares in any year in which we are a PFIC, you will be required to file U.S. IRS Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares and in order to make a mark-to-market election. U.S. shareholders of PFICs may also be required to furnish certain information to be specified by the IRS on an annual basis even in the absence of any such distributions, dispositions or elections.

You should consult your tax advisor with respect to the application of the PFIC rules to your investment in our ordinary shares.

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

Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

New Legislation Regarding Reporting Obligations

Holders should consult their tax advisors regarding potential reporting obligations under the Hiring Incentives to Restore Employment Act, which provides rules relating to ownership of foreign financial assets or ownership of securities issued by a foreign issuer.

New Legislation Regarding Medicare Tax

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividends and net gains from the sale or other disposition of ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ordinary shares.

Dividends and Paying Agents

Not applicable.

Statement by Experts

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC.  Reports and other information filed by us with the SEC, including this Annual Report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549.  You can also obtain copies of this Annual Report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal.  There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended December 31, 2010.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2010, would decrease net income before provision for income taxes by approximately $7.4 million for the fiscal year ended December 31, 2010.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $2.6 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2010.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Use of Proceeds

On November 9, 2009, we entered into the Underwriting Agreement pursuant to which we commenced an underwritten offering of 4,800,000 ordinary shares at a public offering price of $5.00 per ordinary share in which Maxim Group acted as sole book-running manager and sole representative of the underwriters in the offering, for an aggregate offering price of $24,000,000.  The offering closed on November 16, 2009. On December 2, 2009, Maxim Group, as representative of the underwriters, exercised the underwriters’ over-allotment option in full for an additional 720,000 ordinary shares at the same public offering price, for an aggregate offering price of $3,600,000. The over-allotment offering closed on December 7, 2009. As a result, we issued and sold an aggregate of 5,520,000 ordinary shares in this offering, for an aggregate offering price of $27,600,000. We also issued the Underwriter Representative Warrant to purchase up to 144,000 of our ordinary shares to Maxim Group at an exercise price of $6.00 per share, which subsequently assigned the Underwriter Representative Warrant to Maxim Partners.  The Underwriter Representative Warrant has not been exercised as of the date of this report.  The Underwriter Representative Warrant also provides for one demand registration payable by us, one demand registration payable by the holder and unlimited “piggyback” registration rights at our expense with respect to the underlying ordinary shares during the five (5) year period commencing on the effective date of the registration statement relating to the offering with respect to such demand registrations and the five (5) year period commencing six (6) months after the effective date of the registration statement relating to the offering with respect to such “piggy back” registration rights. The offer and sale of the public ordinary shares, Underwriter Representative Warrant and ordinary shares underlying the Underwriter Representative Warrant was registered pursuant to a registration statement on Form F-1, Registration No. 333-161924, with effective date November 9, 2009 pursuant to a notice of effectiveness posted by the SEC, and a registration statement on Form F-1 with Registration No. 333-163013, with effective date November 10, 2009 upon its filing on this date by us pursuant to Rule 462(b) under the Securities Act. For further information regarding the terms of the Underwriting Agreement and Underwriter Representative Warrant, please refer to Item 10. Additional Information, “Material Contracts — Public Offering.”

As of December 31, 2010, we had received aggregate net proceeds from this offering of approximately $25.1 million, after deducting underwriter discounts and fees and other expenses.  As of December 31, 2010, we had incurred expenses in connection with the issuance and distribution of the securities in this offering of approximately $2.5 million.  This amount consisted of approximately $1.8 million in underwriter fees and expenses after deducting underwriter discounts and fees of $2.1 million, legal fees an expenses of approximately $246,000, and auditor fees of approximately $146,000.  To our knowledge, no direct or indirect payments were made in connection with this offering to our directors, officers, their associates, to persons owning 10% or more of our ordinary shares, to any of our affiliates, or to any others.

In 2010, we used the net proceeds from this offering for the first phase of our capacity expansion program, which involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum.

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

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2010, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, our disclosure controls and procedures were effective to satisfy the objectives for which they are intended.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

In April, 2010, we retained Ernst & Young (China) Advisory Limited, or Ernst & Young, to assist us in the establishment and maintenance of our internal control system and recommend any additional controls and procedures so as to enhance our internal controls.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors established an audit committee on March 17, 2009.  Our audit committee consists of three members: Maotong Xu, Kwok Keung Wong and Dr. J.P. Huang, with Maotong Xu serving as chairman.  Each of the audit committee members is “independent” as that term is defined under the Nasdaq Listing Rules.  Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  Our board of directors has determined that Dr. Huang meets the criteria for an “audit committee financial expert,” as established by the SEC.

Dr. Huang will not be deemed an “expert” for any other purpose, including, without limitation, for purposes of Section 11 of the Securities Act, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Dr. Huang as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification.

ITEM 16B.	CODE OF ETHICS

On July 10, 2009, our board of directors adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.  The code of ethics addresses, among other things, ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.  A copy of the code of ethics has been attached as Exhibit 14.1 to our Annual Report on Form 20-F, filed with the SEC on July 15, 2009.  We have also posted our code of ethics on our Internet website at http://www.geruigroup.com/Code%20of%20Ethics.html.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the fiscal years ended December 31, 2010 and 2009:

	Fiscal Year Ended December 31,
	2010	2009
Audit Fees (1)	$125,400	$121,800
Audit-Related Fees (2)	16,000	15,000
Tax Fees	-	0
All Other Fees (3)	-	146,100
TOTAL	$141,400	$282,900

(1)
Consists of fees billed for each of the fiscal years ended December 31, 2010 and 2009 for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2010 and 2009.

(2)	Consists of fees billed for each of the fiscal years ended December 31, 2010 and 2009 for professional services rendered in connection with the review of our regulatory filings.

(3)	Consists of fees billed for the fiscal year ended December 31, 2009 for professional services rendered in connection with the audit conducted in connection with our November 2009 public offering.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by UHY Vocation HK CPA Limited, our independent registered public accounting firm, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).  The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 0%.

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

None.

ITEM 16G.	CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters.  We have not elected to follow any “home country practice” in lieu of any requirement of the Nasdaq Marketplace Rules.  We intend to satisfy our requirement under Nasdaq Marketplace Rule 5250(d)(1) to distribute to shareholders copies of our annual report by posting our annual reports on Form 20-F on our company website at: http://www.geruigroup.com, providing a hard copy of our annual report free of charge to shareholders upon request with a reasonable period following such request, and posting a prominent undertaking to this effect on our Internet website.  Simultaneous with such posting, we intend to issue a press release containing this and certain other information required by Nasdaq to distribute annual reports to shareholders in this manner.  Domestic company issuers listed on Nasdaq may satisfy this requirement by furnishing a copy of their annual report to shareholders in the manner provided by Rule 14a-16 under the Exchange Act.  As a foreign private issuer, we are not subject to the requirements of Rule 14a-16.  We have determined that this requirement under the Nasdaq Marketplace Rules would be most efficiently addressed in the manner described above.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 begins on page F-1 of this annual report.

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

2.2
Form of Underwriter Representative Warrant [incorporated by reference to Exhibit 4.4 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-161924) filed on November 5, 2009]

4.1	Form of Voting Agreement [incorporated by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]

4.2
English Translation of Renminbi Loan Agreement, dated July 16, 2008, between Zhengzhou Branch of China CITIC Bank and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.3 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

Exhibit No.	Description
4.3
English Translation of Real Estate Maximum Mortgage Agreement, dated March 26, 2007, between Zhengzhou Branch of Shanghai Pudong Development Bank and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.5 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.4
English Translation of Maximum Mortgage Agreement, dated April 21, 2008, between Xiangyang Credit Union of Zhengzhou Rural Credit Cooperatives and Henan Green Complex Materials Co., Ltd [incorporated by reference to Exhibit 10.17.6 to the registrant’s Amendment No. 2 to Registration Statement on Form S-4 filed on January 29, 2009 in commission file number 333-155312-01]

4.5
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

4.9
Form of Agreement, dated as of September 15, 2009, by and among the registrant, Oasis Green Investments Limited, Plumpton Group Limited, and Honest Joy Group Limited.[incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form F-1 filed on September 15, 2009 in commission file number 333-161924]

4.10	Underwriting Agreement, dated November 9, 2009 [incorporated by reference to Exhibit 1.1 to the registrant’s Report on Form 6-K/A filed on November 10, 2009]

4.11
Form of Registration Rights Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]

4.12
Form of Securities Purchase Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]

4.13	China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.14
Form of Share Option Agreement for Employees relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.15
Form of Share Option Agreement for Directors relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.16
Form of Restricted Share Award Agreement relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K filed on November 16, 2010]

8.1	List of the registrant’s subsidiaries [incorporated by reference to Exhibit 8.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]

Exhibit No.	Description
11.1	Code of Ethics [incorporated by reference to Exhibit 14.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

/s/ Mingwang Lu
Mingwang Lu
April 19, 2011	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited the accompanying consolidated balance sheets of China Gerui Advanced Materials Group Limited (the “Company”) as of December 31, 2010, and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Gerui Advanced Materials Group Limited as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants
Hong Kong, the People’s Republic of China,
April 19, 2011

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31, 2010	December 31, 2009
Assets

Current assets
Cash	$119,477,298	$79,607,369
Restricted cash	66,530,303	37,498,169
Accounts receivable, net	4,087,086	4,808,184
Inventories	7,002,277	5,958,880
Prepaid expenses and other deposits	28,749,680	16,473,710
Other receivables	2,068,082	2,292,133
Total current assets	227,914,726	146,638,445

Non-current assets
Property, plant and equipment, net	85,489,849	22,338,210
Prepaid machinery deposits	-	13,973,966
Land use right, net	15,599,157	1,399,026
Total non-current assets	101,089,006	37,711,202
Total assets	$329,003,732	$184,349,647

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,650,689	$7,617,953
Notes payable	86,227,272	41,013,622
Term loans	44,090,909	33,982,715
Land use right payable	10,203,404	-
Income tax payable	4,151,665	3,817,304
Customers deposits	9,686,444	8,146,611
Accrued liabilities and other payables	4,181,347	2,728,585

Total current liabilities	161,191,730	97,306,790

Total liabilities	161,191,730	97,306,790

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value; 46,139,053 and 40,692,323 shares outstanding as of December 31, 2010 and December 31, 2009, respectively	73,944,243	45,261,630

Additional paid-in capital	6,930,944	6,930,944
Retained earnings	79,522,406	32,438,982
Accumulated other comprehensive income	7,414,409	2,411,301

Total stockholders' equity	167,812,002	87,042,857

Total liabilities and stockholders' equity	$329,003,732	$184,349,647

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(IN US DOLLARS)

	For the Year Ended
	December 31,
	2010	2009	2008

Revenue	$253,866,337	$218,902,632	$196,264,731

Cost of revenue	(177,869,648)	(153,095,354)	(142,407,995)

Gross Profit	75,996,689	65,807,278	53,856,736

Operating expenses:
General and administrative expenses	(7,795,722)	(4,573,512)	(3,431,745)
Selling and marketing expenses	(1,251,091)	(919,049)	(831,108)
Total operating expenses	(9,046,813)	(5,492,561)	(4,262,853)

Operating income	66,949,876	60,314,717	49,593,883

Other income and (expense):
Interest income	1,087,178	829,056	1,395,121
Interest expenses	(5,286,727)	(3,237,757)	(3,769,423)
Sundry income	270,240	293,831	155,687

Income before income taxes	63,020,567	58,199,847	47,375,268

Income tax expense	(15,937,143)	(14,751,569)	(11,869,735)

Income before minority interest	47,083,424	43,448,278	35,505,533

Net income attributable to minority interest	-	-	(13,920,944)

Net income attributable to common stockholders	$47,083,424	$43,448,278	$21,584,589

Earnings per share
- Basic	$1.07	$1.29	$0.72

- Diluted	$1.01	$1.15	$0.72

Weighted average common shares outstanding
- Basic	43,891,670	33,751,844	30,000,000

- Diluted	46,655,721	37,675,479	30,000,000

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(IN US DOLLARS)

	Common Stock, with no Par Value		Additional		Accumulated Other
	Number of		Paid-in	Subscription	Comprehensive	Retained	Total	Comprehensive
	Shares	Amount	Capital	receivable	Income	Earnings	Equity	Income

Balance, December 31, 2007	30,000,000	$300	$1,834,940	$-	$1,057,886	$14,462,559	$17,355,685	$-
Net income	-	-	-	-	-	21,584,589	21,584,589	21,584,589
Foreign currency translation gain	-	-	-	-	1,345,661	-	1,345,661	1,345,661
Subscription for ordinary shares	-	-	4,310,087	-	-	-	4,310,087
Subscription receivable	-	-	-	(4,310,087)	-	-	(4,310,087)
Contribution to capital on purchase of minority interest	-	-	785,917	-	-	-	785,917
Dividend declared	-	-	-	-	-	(51,856,496)	(51,856,496)
Dividend allocated to minority interest	-	-	-	-	-	23,325,052	23,325,052

Balance, December 31, 2008	30,000,000	$300	$6,930,944	$(4,310,087)	$2,403,547	$7,515,704	$12,540,408	$22,930,250
Net income	-	-	-	-	-	43,448,278	43,448,278	43,448,278
Foreign currency translation gain	-	-	-	-	7,754	-	7,754	7,754
Subscription receivable settlement	-	-	-	4,310,087	-	-	4,310,087	-
Issuance of shares in connection with earn-out share agreement accounted for as a dividend	2,850,000	18,525,000	-	-	-	(18,525,000)	-	-
Issuance of shares for offering (net of expenses amounting to $2,914,056)	4,800,000	21,085,944	-	-	-	-	21,085,944	-
Issuance of over allotment shares (net of expenses amounting to $288,000)	720,000	3,312,000	-	-	-	-	3,312,000	-
Shares issuance for warrant conversion	76,600	383,000	-	-	-	-	383,000	-
Balance at December 31, 2009	40,692,323	$45,261,630	$6,930,944	$-	$2,411,301	$32,438,982	$87,042,857	$43,456,032
Net income	-	-	-	-	-	47,083,424	47,083,424	47,083,424
Foreign currency translation gain	-	-	-	-	5,003,108	-	5,003,108	5,003,108
Shares issued for warrant conversion	2,142,959	10,714,795	-	-	-	-	10,714,795	-
Shares issued in private placement net of offering fees of $863,676	3,303,771	17,967,818	-	-	-	-	17,967,818	-
Balance at December 31, 2010	46,139,053	$73,944,243	$6,930,944	$-	$7,414,409	$79,522,406	$167,812,002	$52,086,532

See notes to financial statements

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)
	For the Year ended December 31
	2010	2009	2008
Cash flows from operating activities:
Net income	$47,083,424	$43,448,278	$21,584,589
Add: Net income attributable to minority interest	-	-	13,920,944
	47,083,424	43,448,278	35,505,533
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	3,149,314	2,792,547	2,447,626
Amortization of land use right	259,438	30,827	30,280
Changes in assets and liabilities:
Accounts receivable, net	721,098	5,496,540	(128,270)
Inventories	(1,043,397)	(2,404,567)	5,106,310
Prepaid expenses and other deposits	(12,275,970)	(5,552,655)	(949,445)
Other receivables	224,051	(1,026,036)	(630,379)
Accounts payable	(4,967,264)	2,278,603	(547,173)
Income tax payable	334,361	1,628,627	(408,010)
Customers deposit	1,539,833	(9,338,097)	9,035,743
Accrued liabilities and other payables	1,452,762	(3,565,821)	1,005,235
Net cash provided by operating activities	36,477,650	33,788,246	50,467,450
Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(65,063,864)	(5,213,329)	(6,572,185)
Payment of purchases of land use right	(3,996,727)	(14,648)	-
Changes in restricted cash	(29,032,134)	(12,785,820)	(5,485,798)
Changes in prepaid machinery deposits	13,973,966	(13,336,084)	25,126,394
Net cash (used in)/provided by investing activities	(84,118,759)	(31,349,881)	13,068,411
Cash flows from financing activities:
Repayment of term loans	(45,984,848)	(37,269,379)	(26,662,742)
Proceeds from term loans	56,093,042	40,574,191	39,985,342
Proceeds received from common stock issued and warrant conversion, net	28,682,613	26,736,329	-
Proceeds from notes payable	45,213,650	14,102,666	6,430,053
Repayment of subscription receivable	-	4,310,087	-
Land use right payable	-	(28,521)	(125,604)
Due to former minority shareholders	-	(4,310,087)	-
Due to former owner	-	-	(61,688)
Dividends paid	-	(9,601,549)	(42,254,947)
Net cash provided by/(used in) financing activities	84,004,457	34,513,737	(22,689,586)
Net increase in cash	36,363,348	36,952,102	40,846,275
Effect on change of exchange rates	3,506,581	32,862	1,557,778
Cash as of January 1	79,607,369	42,622,404	218,351
Cash as of December 31	$119,477,298	$79,607,369	$42,622,404
Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$3,927,906	$3,27,757	$3,769,423
Income tax paid	$15,738,892	$13,122,287	$12,277,745
Non-cash paid during the year for:
Dividend paid	$-	$18,525,000	$-
Transfer of prepayments and other deposits to property, plant and equipment	$-	$-	$2,288,337
Acquisition of minority interest with subscription receivable	$-	$-	$4,310,087

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

On November 30, 2009, the Board of Directors of Golden Green Enterprises Limited (“Golden Green”) authorized the Company's corporate name change to China Gerui Advanced Materials Group Limited ("the Company" or "China Gerui"), effective as of December 14, 2009.

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability Company, for the purpose of effectuating a reorganization and merger with Wealth Rainbow Development Limited (“Wealth Rainbow”) and Henan Green Complex Materials Co., Ltd (“Henan Green”) as discussed in Note 2.

China Gerui's holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company and a leading China-based specialty precision cold-rolled steel producer.  Through its investment in these entities, the Company manufactures and sells specialty, high-end, high precision, ultra thin, high strength, cold-rolled, narrow strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise, and are extensively used in the manufacturing industry throughout mainland China. The Company's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products they and end-users make for various applications. The Company sells its products to its customers in the People's Republic of China (PRC) in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

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

On June 12, 2010, the Company's directors approved a resolution to increase the registered capital of the operating entity, Henan Green, in amount of RMB138,000,000 ($20,349,780). Henan Green received the full amount in July 2010.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION (…/Cont’d)

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

Subsequent to the Henan Green acquisition, Wealth Rainbow entered into a reorganization and capitalization agreement with the Company during November 2008 in which all of the shares of Wealth Rainbow were exchanged with shares of the Company. As a result of these transactions, Wealth Rainbow and Henan Green became wholly owned subsidiaries of the Company. These transactions have been accounted for as a reorganization under common control with the purchase of a minority interest. On September 9, 2009, the Company fully settled the amount of $4,310,087 which was recorded as amount due to former minority shareholders.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	REORGANIZATION AND ACQUISITION OF NON-CONTROLLING INTEREST (…/Cont’d)

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

In connection with the merger, the Company issued 2,245,723 shares of its ordinary shares in exchange for all the outstanding shares of COAC. The Company also granted, in connection with the merger, 17,266,667 of warrants in exchange for all the outstanding warrants of COAC. The Company is deemed to be the surviving entity and registered its shares pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.  Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of the Company’s ordinary shares. As of December 31, 2010, there were 2,219,559 warrants exercised.

On June 4, 2010, the Company completed a private placement in which the Company sold to certain investors 3,303,771 ordinary shares at a price per share of $5.70, for an aggregate purchase price of $18,831,495, pursuant to a securities purchase agreement dated the same date. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(b)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2010, 2009 and 2008 of Renminbi to one US dollar were 6.6000, 6.8270 and 6.8225 respectively; average rates for the year-end December 31, 2010, 2009 and 2008 were 6.7604, 6.8303 and 6.9351 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of December 31, 2010, 2009 and 2008, the accumulated foreign currency translation gain was $7,414,409, $2,411,301 and $2,403,547 respectively.  Foreign currency gains and losses resulting from transactions are included in earnings.

The year-end rates for December 31, 2010, 2009 and 2008 of Hong Kong dollar to one US dollar were 7.7810, 7.7543 and 7.7499 respectively; average rates for the year-end December 31, 2010, 2009 and 2008 were 7.7700, 7.7515 and 7.7818 respectively.

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

The estimated useful lives of the assets are as follows:
Estimated Life
Land use right	43 - 50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Under FASB ASC Topic 350, “Intangible, Goodwill and Other", land use right classified as definite lived intangible assets and are amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 43 to 50 years.

(h)	Impairment of long-lived assets

In accordance with FASB ASC Topic 360, Property Plant and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.

Based on the Group’s assessment, no impairment was recognized as of December 31, 2010, 2009 and 2008.

(i)	Fair value measurements

FASB ASC Topic 820, “Fair Value Measurement and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date.  In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability.  These inputs are further defined as observable and unobservable inputs.  Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(i)	Fair value measurements (…/Cont’d)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 -
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not being applied.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 -
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Company’s financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

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

The Group accounts for income taxes under FASB ASC Topic 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(k)	Income taxes (…/Cont’d)

The Group adopted FASB ASC Topic 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l)	Commitments and contingencies

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

(m)	Earnings per share

Basic earnings per share are computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. As of December 31, 2010, the Company had a total of 15,191,108 warrants outstanding which included 144,000 warrants granted to the underwriter which may be exercised on or after August 9, 2010 and until November 9, 2014, and 1,200,000 warrants to be exercised from one unit purchase option which were exercisable until March 19, 2011.

The following table sets forth the computation of basic and diluted net income per common share:

	For the Year ended
	2010	2009	2008

Net income	$47,083,424	$43,448,278	$21,584,589

Weighted average outstanding shares of common stock	43,891,670	33,751,844	30,000,000
Dilutive effect of Warrants	2,584,713	3,659,717	-
Dilutive effect of Unit Purchase Option granted to underwriters	179,338	263,918	-
Diluted weighted average outstanding shares	46,655,721	37,675,479	30,000,000

Earnings per common stock:
Basic	$1.07	$1.29	$0.72
Diluted	$1.01	$1.15	$0.72

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Segment information

FASB ASC Topic 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

(o)	Economic and political risks

The Group's operations are conducted in the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(p)	Recently issued accounting standards not yet adopted

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In March 2010, FASB issued authoritative guidance regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. This adoption of the authoritative guidance is not expected to have a material impact on the Group’s financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2010 and 2009 consists of the following:

	2010	2009

Bank balances and cash	$186,007,601	$117,105,538
Less: Restricted cash	(66,530,303)	(37,498,169)
	$119,477,298	$79,607,369

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at December 31, 2010, and 2009 the Group's cash amounting to $66,530,303 and $37,498,169 respectively, were restricted and deposited in certain banks as guarantee deposits as security for notes payable granted by the banks.

The restricted cash guaranteed $86,227,272 and $41,013,622 of notes payable as of December 31, 2010 and 2009 respectively. It can only be released at the expiration date of corresponding notes payable.

5.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of December 31, 2010 and 2009, the provision on accumulated allowance for doubtful accounts was $32,528 and $31,446 respectively.

6.	INVENTORIES

Inventories as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Raw materials	$3,395,097	$2,152,547
Work-in-process	1,404,362	1,345,715
Finished goods	2,202,818	2,460,618
	$7,002,277	$5,958,880

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

7.	PREPAID EXPENSES AND OTHER DEPOSITS

Prepaid expenses and other deposits as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Prepaid purchases	$27,772,852	$16,411,723
Prepaid general expenses	976,828	61,987
	$28,749,680	$16,473,710

Prepaid purchases represent amounts prepaid to suppliers for the purchases of raw materials and accessories.

8.	OTHER RECEIVABLES

Other receivables as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Advances to staff	$18,916	$265,402
Loan to customer	106,060	478,248
Standby guarantee fund	213,876	1,349,453
Warrant consideration receivable	1,352,180	-
Others	377,050	199,030
	$2,068,082	$2,292,133

Other receivables represent advances to staff, cash retained by the Company’s warrant agent for warrants exercised and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

Included in other receivables are $213,876 and $1,349,453 of funds in 2010 and 2009 held by unrelated third parties to provide a standby guarantee for Henan Green to obtain additional bank loans. There was no agreement signed with the third parties and no interest income was received.

As of December 31, 2010, other receivables include cash retained by the Company’s warrant agent in the amount of $1,352,180 for 270,436 warrants exercised.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Buildings	$7,902,125	$4,996,924
Leasehold land improvement	20,864	20,170
Plant machinery and equipment	42,367,394	23,518,194
Vehicles	2,574,278	2,306,841
Office equipment	205,479	148,652
Construction in progress	49,199,036	4,977,442
	102,269,176	35,968,223
Less: Accumulated depreciation	(16,779,327)	(13,630,013)
	$85,489,849	$22,338,210

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $3,149,314, $2,792,547 and $2,447,626 respectively.

Construction in progress consists of the construction of a plant and production lines on 300 acres of land. The total construction in progress as at December 31, 2010 and 2009 was $49,199,036 and $4,977,442 respectively.

		Estimated cost
	Balance at	to complete as of December 31,	Estimated time
	2010	2010	to complete

Production lines	$40,857,868	$19,748,192	Before May, 2011
Plant	8,341,168	143,680	Before May, 2011
	$49,199,036	$19,891,872

No depreciation has been provided for construction in progress.

10.	PREPAID MACHINERY DEPOSITS

Prepaid machinery deposits as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Prepaid machinery deposits	$-	$13,973,966

Prepaid machinery deposit represents part of cost of machinery prepaid before delivery. The Group paid deposits for the acquisition of equipment and machinery which will be used for the expansion of production, which, according to the Company's capacity expansion planning, will double its existing production capacity of 250,000 metric tons to 500,000 metric tons by the end of 2011. As of December 31, 2010, the total prepaid machinery deposits amounted $19,240,885 were transferred to construction in progress.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

11.	LAND USE RIGHT

Land use right as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Land use right, net	$13,455,218	$1,399,026
Prepaid expenses on land use right	2,143,939	-
	$15,599,157	$1,399,026

Land use right represents the value of land approved to the Company for industrial production purpose by the local government in Zhengzhou, People's Republic of China.  The right will expire between June 30, 2053 to June 30, 2054 for the land with 58.6 acres (351.61 Chinese mu) and 50 acres (300 Chinese mu) respectively.  Land use right payable for the 58.6 acres as of December 31, 2010 was $10,203,404.

Buildings of staff accommodation and the R & D center are located on the land with 50 acres (300 Chinese mu).  Payment of the land use right for the 50 acres was fully settled in 2009.

The Company had obtained the approval to acquire the land use right of 58.6 acres (351.61 Chinese mu) in February 2010. Although there is no payment schedule to settle the outstanding amount of $10,203,404 until the Company receives notification from the local government, the Company expects to fully settle the outstanding amount within 12 months. Use of the land is planned for the Company's expansion capacity throughout 2011.

The Company’s related party, Zhengzhou No. 2 Iron and Steel Company Limited ("Zhengzhou Company") owns a land use right with total 24.94 acres (151.4 Chinese mu), the Company currently leases a part of the land use rights for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company which was the former owner of Henan Green. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of transferring the title of the land use right to the extent 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, the Company prepaid as of December 31, 2010 $2,143,939 to Zhengzhou Company. Final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

Land use right is amortized using the straight-line method over the lease term of 43 to 50 years. The amortization expense for the years ended December 31, 2010, 2009 and 2008 were $259,438, $30,827 and $30,280 respectively. The total future amortization is as follows:

December 31,
2011	$305,046
2012	305,046
2013	305,046
2014	305,046
2015	305,046
Over 5 years	11,929,988
$13,455,218

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

12.	NOTES PAYABLE

Notes payable as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Classified by financial institutions:
China Citic Bank	$19,696,970	$7,470,338
Commercial Bank of Zhengzhou	3,030,303	6,957,668
Minsheng Bank of China	6,030,303	6,152,043
Guangdong Development Bank	12,121,212	2,343,636
Shanghai Pudong Development Bank	18,939,394	13,402,666
Shanghai Pudong Development Bank	-	1,904,204
China Merchants Bank	6,060,606	2,783,067
China Everbright Bank	13,636,364	-
Bank of Luoyang	5,166,666	-
Bank of Xuchang	1,545,454	-
	$86,227,272	$41,013,622

Additional information:
Maximum balance outstanding during the year	$102,298,541	$48,879,449
Finance cost	$2,510,056	$941,644
Finance charge per contract	0.050%	0.050%
Weighted average interest rate	1.43%	2.41%

All the above notes payable are secured by either 50% or 100% corresponding restricted cash.  As at December 31, 2010 and 2009, the Group's cash of $66,530,303 and $37,498,169 respectively were restricted for such purpose. All the notes payable have terms of six months. Commercial Bank of Zhengzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that they should be notified for any transaction which is over 10% of Henan Green’s net assets.  The Company was in compliance with the financial covenants at balance sheet date in the 2010.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

13.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of December 31, 2010 and 2009:

	2010	2009

Classified by financial institutions:
China Citic Bank	$1,515,152	$3,661,930
China Merchants Bank	9,090,909	4,394,317
Commercial Bank of Zhengzhou	7,575,758	7,323,861
Guangdong Development Bank	-	2,929,544
Minsheng Bank of China Branch	-	2,783,067
Shanghai Pudong Development Bank	10,606,061	5,859,089
Zhengzhou City Rural Credit Cooperative	757,576	1,171,818
Bank of Communications	1,515,151	1,464,772
Bank of Luoyang	9,090,909	4,394,317
Bank of Xuchang	3,939,393	-
	$44,090,909	$33,982,715

Additional information:
Maximum balance outstanding during the period/year	$49,812,171	$37,791,123
Interest paid during the period/year	$2,434,768	$2,266,504
Range of interest rate	0.425-0.84%	0.531 - 0.965%
Weighted average interest rate	3.02%	3.46%

All of the above terms loans are fixed term loans with a period of 12 months or less.  Commercial Bank of Zhengzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets they must be approved by the Bank.  For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou Company’s land and plant properties, or guaranteed by Henan Green’s former owners or other third parties.

14.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2010 and 2009 consist of the following:

	2010	2009

Accrued expenses	$2,963,644	$1,713,874
Other payables	361,548	499,046
Other tax payables	856,155	515,665
	$4,181,347	$2,728,585

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

In connection with the merger between the Company and COAC, the Company is the surviving entity, up to 17,866,667 ordinary shares of the Company were reserved for issuance upon exercise of the warrants to subscribe for ordinary shares of the Company at $5.00 per share. A unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants see the table included in this note.  The unit purchase option was not exercised and expired on March 21, 2011.

During the year ended December 2009, 76,600 warrants were exercised, for which the Company received proceeds of $383,000.

During the year ended of December 31, 2010, 2,142,959 warrants were exercised, for which the Company received proceeds of $10,714,795.

The Company and Oasis Green Investments Limited, Plumpton Group Limited and Honest Joy Group Limited (collectively, the “Original Shareholders”) entered into an agreement dated September 15, 2009, pursuant to which, the Company agreed to issue to the Original Shareholders an aggregate of 2,850,000 ordinary shares within ten days of entering into the agreement. The 2,850,000 shares were to be divided among the Original Shareholders in the same proportion to the amounts of the ordinary shares that they would have received under the terms of the earn-out provision of the Merger Agreement. In consideration of the issuance of the ordinary shares, the Company and the Original Shareholders agreed to a mutual release of all claims relating to the merger, the redemptions, and the earn-out provision.  The issuance of such shares was recorded as a dividend since the merger was deemed to be a recapitalization.

On November 9, 2009, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter Representative”) to sell in a public offering 4,800,000 ordinary shares of the Company at a price of $5.00 per share for aggregate proceeds of $24,000,000. The Company netted proceeds amounting to $21,085,944 after commissions, fees and other expenses amounting to $2,914,056.

In addition, the Company granted the underwriters an option to purchase up to 720,000 additional ordinary shares to cover over-allotments and the option was exercised in full during December 2009. The gross proceeds for the over allotment were $3,600,000 which yielded $3,312,000 additional proceeds to the Company after deducting the underwriter commissions, discounts and other fees amounting $288,000.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(a)	Capital (…/Cont’d)

On June 4, 2010, the Company completed a private placement in which the Company sold to certain investors 3,303,771 ordinary shares at a price per share of $5.70, for an aggregate purchase price of $18,831,494, pursuant to a securities purchase agreement dated the same date. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder. The Company netted proceeds amounting to $17,967,818, offering fees and other fees amounted to $863,676.

The Board of Directors and the Compensation Committee of the Company adopted the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan (the "Plan") on November 16, 2010.  The Plan became effective on the date of its adoption, subject to approval by the Company’s shareholders within 12 months. At the Company’s annual shareholders meeting hold on December 8, 2010, the Company’s shareholders approved the adoption of the 2010 Plan.

Up to 3,500,000 of the Company’s ordinary shares may be issued under the Plan (subject to adjustment as described in the Plan). The Plan permits the grant of Nonqualified Share Options and Restricted Share Awards to employees, directors, and consultants of the Company and its affiliates.

In connection with the adoption of the Plan, the Board of Directors and Compensation Committee also approved forms of Share Option Agreement for employees and directors (collectively, the “-Forms of Option Agreement-”) and form of Restricted Share Award Agreement (the “-Form of Share Award Agreement-”) that will be utilized by the Company to grant options and restricted shares under the Plan.

No Options were exercisable, and no Share Awards or ordinary shares were issuable under the Plan unless and until the Plan was approved by the shareholders of the Company. In the event that the shareholders of the Company had not approved the Plan within such 12 months period, the Plan and any previously granted Option would have terminated.

The Company also granted in connection with its November 2009 public offering the Underwriter Representative (and its designees) a warrant (the “Underwriter Representative Warrant”) for the purchase of an aggregate of 144,000 ordinary shares (the “Warrant Shares”) for an aggregate purchase price of $100.00.  The Underwriter Representative Warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $6.00 per share.  The Underwriter Representative Warrant is exercisable beginning on August 9, 2010 and until November 9, 2014.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(a)	Capital (…/Cont’d)

A summary of all warrants outstanding as of December 31, 2010 and December 2009 and actions relating thereto during the years then ended is presented below:

	Warrants	Exercise Price	Terms

Issued on March 17, 2009	17,266,667	$5.00	2 years
Granted	144,000	6.00	4¼ years
Exercised	(76,000)	5.00	2 years

Outstanding as of December 31, 2009	17,334,067		-
Exercised	(2,142,959)	5.00	-
Outstanding as of December 31, 2010	15,191,108

2,218,559 warrants were exercised in 2010 and 2009 at $5.00 each for proceeds to the Company of $11.1 million.  As at December 31, 2010, 144,000 warrants granted on November 9, 2009 were still outstanding and may be exercised at $6.00 each on or after August 9, 2010 and until November 9, 2014.

(b)	Retained Earnings

Retained earnings as of December 31, 2010 and December 31, 2009 consist of the following

	2010	2009

Retained earnings	$77,939,504	$30,856,080
Statutory surplus reserves	1,582,902	1,582,902
	$79,522,406	$32,438,982

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

16.	INCOME TAXES

All of the Company's income is generated in the PRC.

	For the Year ended
	2010	2009	2008

Current income tax expense	$15,937,143	$14,751,569	$11,869,735

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2010, 2009 and 2008 are as follows:
	For the Year ended
	2010	2009	2008

Income before tax	$63,020,567	$58,199,847	$47,375,268

Expected PRC income tax expense at statutory tax rate of 25%	15,755,141	14,549,961	11,843,817
Income not subject to PRC tax	56,949	-	77,518
Effect on exchange rate	125,053	201,608	(51,600)
Actual income tax expense	$15,937,143	$14,751,569	$11,869,735

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

17.	SUNDRY INCOME

Sundry income for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	For the Year ended
	2010	2009	2008

Local government subsidies	$227,797	$87,844	$79,365
Transferred from receipts in advance and accounts payable	542	83,772	71,605
Subcontracting income	-	69,567	-
Others	41,901	52,648	4,717
	$270,240	$293,831	$155,687

During the years ended December 31, 2010, 2009 and 2008 the Group received special one time subsidies from local government of Zhengzhou, China amounting to $227,797, $87,844 and $79,365 for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature and depends on the local government's policy announced within a valid period.

18.	RELATED PARTY TRANSACTIONS

In 2004, the Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou Company, the former owner of Henan Green, from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou Company for the years ended December 31, 2010, 2009 and 2008 was $9,909, $8,916 and $8,781 respectively.

The Company’s related party, Zhengzhou Company owns a land use right with total 24.94 acres (151.4 Chinese mu), the Company currently leases a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of title transfer of the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, the Company prepaid as of December 31, 2010 $2,143,939 to Zhengzhou Company. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

19.	SIGNIFICANT CONCENTRATIONS

Our credit risk is somewhat limited due to a relatively large customer base and its dispersion across geographic areas of the PRC. During the years ended December 31, 2010, 2009 and 2008 the Company had no customer which accounted for 10% or more of total revenue. As of December 31, 2010, the Company had one customer which accounted for approximately 81% of total accounts receivable. As of December 31, 2009, the Company had two customers which accounted for approximately 66% and 11%, respectively, of total accounts receivable.

All of the Group's suppliers are located in the PRC. During the year ended December 31, 2010, the Company had three suppliers which each accounted for approximately 30%, 24% and 12% of total purchases, respectively. During the year ended December 31, 2009, the Company had four suppliers which each accounted for approximately 28%, 20%, 17% and 11% of total purchases, respectively. During the year ended December 31, 2008, the Company had three suppliers which each accounted for approximately 12%, 22% and 47% of total purchases, respectively. As of December 31, 2010, the Company had two suppliers which accounted for approximately 19% and 16% respectively of total accounts payable. As of December 31, 2009, the Company had three suppliers which accounted for approximately 37%, 33% and 15%, respectively of total accounts payable.

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

21.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $24,701 (MB166,990), $23,556 (RMB160,900) and $nil for the years ended December 31, 2010, 2009 and 2008 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of December 31, 2010 are payable as follows:

Years ended December 31,	Leasehold	Reservoir rental	Total
2011	$11,165	$15,152	$26,317
2012	12,282	15,152	27,434
2013	13,510	15,152	28,662
2014	14,861	15,152	30,013
2015	16,347	15,152	31,499
Over five years	384,517	45,456	429,973
	$452,682	$121,216	$573,898

Land use right is granted by Zhengzhou Company, who sub-lets a part of its land with 6.69 acres (40.60 Chinese mu) to Henan Green. The rental period is from January 1, 2005 to December 31, 2027. Annual rental paid for the land use right is $8,781 (RMB 60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will increase by 10% annually from 2010 onwards (i.e RMB 66,990). Such related party commitments are included in the above table.

22.	COMMITMENTS

The Group had the following capital commitments as of December 31, 2010:

Contracted, but not provided for:-
Acquisition of machinery and equipment	$5,560,330

According to the purchase contracts, the Company should pay 50% deposit within 10 days after the purchase contracts are signed, all the machinery and equipment are estimated to be delivered and completed installation before May 2011.  The Group estimates the machinery and equipment will be placed in service in May 2011.

23.	SUBSEQUENT EVENTS

In March 2011, the Company extended the expiration date of its public warrants from Saturday, March 19, 2011 to Monday, March 21, 2011, to account for the original expiration date falling on a non-business day.  The Company also implemented a three-business day protect for warrant exercises.

During 2011, 13,294,775 warrants were exercised for gross proceeds of $66,473,875 and 552,333 warrants expired.  Also, together with a unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants, the unit purchase option was not exercised and expired on March 21, 2011.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

24.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC Topic 323, “Investments - Equity Method and Joint Ventures”. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statement of income.

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

CONDENSED BALANCE SHEETS

	December 31,
	2010	2009
Assets
Cash	$5,552,387	$5,881,689
Prepayment	100,000	-
Other receivables	1,352,180	-
Investments in subsidiaries	160,813,883	81,167,616
Total assets	$167,818,450	$87,049,305

Liabilities and Stockholders' Equity
Current liabilities
Accrued liabilities and other payables	$6,448	$6,448
Total liabilities	6,448	6,448

Stockholders' Equity
Common stock	73,944,243	45,261,630
Additional paid in capital	6,930,944	6,930,944
Retained earnings	79,522,406	32,438,982
Subscriptions receivable	-	-
Accumulated other comprehensive income	7,414,409	2,411,301
Total stockholders' equity	167,812,002	87,042,857

Total liabilities and stockholders' equity	$167,818,450	$87,049,305

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(IN US DOLLARS)

25.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED STATEMENT OF INCOME

	For the Year ended December 31,
	2010	2009	2008

General and administrative expenses	$(2,059,737)	$(861,388)	$-
Equity income of subsidiaries	49,143,161	44,309,666	21,584,589
Net income	$47,083,424	$43,448,278	$21,584,589

CONDENSED STATEMENT OF CASH FLOWS
	For the Year ended December 31,
	2010	2009	2008

Net cash used in operating activities	$(3,511,915)	$(854,941)	$-
Net cash provided by investing activities	(25,500,000)	(20,000,000)	-
Net cash provided by financing activities	28,682,613	26,736,630	-
Cash as of January 1	5,881,689	-	-
Cash as of December 31	$5,552,387	$5,881,689	$-

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

23.	QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	2010
	March 31	June 30	September 30	December 31

Revenue:
Steel mill flat-rolled products	$61,821,352	$64,040,727	$61,862,286	$66,141,972
Cost of revenue	(43,156,824)	(44,911,879)	(43,299,966)	(46,500,979)
Gross profits	18,664,528	19,128,848	18,562,320	19,640,995

Operating expenses
General and administrative expenses	(1,976,110)	(1,531,098)	(1,866,067)	(2,422,447)
Selling and marketing expenses	(395,256)	(240,295)	(245,156)	(370,384)

Total operating expenses	(2,371,366)	(1,771,393)	(2,111,223)	(2,792,831)

Operating income	16,293,162	17,357,455	16,451,097	16,848,162

Other income (expenses)
Interest income	277,474	102,007	274,446	433,251
Interest expenses	(1,084,894)	(1,292,889)	(1,087,227)	(1,821,717)
Sundry income	84,907	91	183,728	1,514
Income tax expense	(4,042,829)	(4,089,356)	(3,685,197)	(4,119,761)

Net income attributable to common stockholders	$11,527,820	$12,077,308	$12,136,847	$11,341,449

Net income per share
Basic	$0.28	$0.28	$0.27	$0.25

Diluted	$0.25	$0.26	$0.25	$0.23