Form 20-F/A
period 2010-12-31
China Gerui Advanced Materials Group Ltd
filed 2011-07-11
CIK 1449801

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
☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                                            Yes ☐ No ☒

China Gerui Advanced Materials Group Limited (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Annual Report”) with the Securities and Exchange Commission on April 19, 2011.  This Amendment No. 1 to the Annual Report (the “Amendment”) is filed solely to address the following item:

•
to include a revised Report of Independent Registered Public Accounting Firm of UHY Vocation HK CPA Limited to state that they conducted their audits in accordance with the “standards” of the Public Company Accounting Oversight Board (United States).  The original Report had referenced only “auditing standards” in this respect.  Also included with the Amendment are all information required under Item 18 of Form 20-F and updated Exhibit 12 and Exhibit 13 certifications referencing the Amendment that are currently dated.

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

PART III

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

1

Exhibit No.	Description
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

8.1	List of the registrant’s subsidiaries [incorporated by reference to Exhibit 8.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]
11.1	Code of Ethics [incorporated by reference to Exhibit 14.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]
12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
13.1	CEO Certification Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	CFO Certification Pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

/s/ Mingwang Lu
Mingwang Lu
July 11, 2011	Chief Executive Officer

3

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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