Form 20-F
period 2011-12-31
China Gerui Advanced Materials Group Ltd
filed 2012-05-07
CIK 1449801

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

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

1 Shuanghu Development Zone

Xinzheng City,

Zhengzhou, Henan Province 451191

People’s Republic of China

 (Address of Principal Executive Offices)

Mingwang Lu

1 Shuanghu Development Zone

Xinzheng City

Zhengzhou, Henan Province 451191

People’s Republic of China
Tel: 86-371-62568634; Fax: 86-371-67718787
Email: mingwang.lu@geruigroup.com

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,311,076 ordinary shares as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐	Other ☐
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

i

	E.	Taxation	66
	F.	Dividends and Paying Agents	72
	G.	Statement by Experts	72
	H.	Documents on Display	72
	I.	Subsidiary Information	72
ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk		72
ITEM 12.	Description of Securities Other Than Equity Securities		73

	PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies		73
ITEM 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds		73
ITEM 15.	Controls and Procedures		73
ITEM 16.	[RESERVED]		75
	A.	Audit Committee Financial Expert	75
	B.	Code of Ethics	75
	C.	Principal Accountant Fees and Services	76
	D.	Exemptions from the Listing Standards for Audit Committees	76
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	76
	F.	Change in Registrant’s Certifying Accountant	77
	G.	Corporate Governance	77
	H.	Mine Safety Disclosure	77

	PART III

ITEM 17.	Financial Statements		77
ITEM 18.	Financial Statements		77
ITEM 19.	Exhibits		77

ii

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

•	“China Gerui” “we,” “us,” or “our,” and the “Company,” are to the combined business of China Gerui Advanced Materials Group Limited, a BVI company, and its consolidated subsidiaries, Wealth Rainbow and Henan Green;

•	“Wealth Rainbow” are to our wholly-owned subsidiary Wealth Rainbow Development Limited, a Hong Kong company;

•	“Henan Green” are to Wealth Rainbow’s wholly-owned subsidiary Henan Green Complex Materials Co., Ltd., a PRC company;

•	“COAC,” are to China Opportunity Acquisition Corp., a Delaware corporation that merged with and into China Gerui;

•	“BVI” are to the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“RMB” are to Renminbi, the legal currency of China;

•	“U.S. dollars,” “$” and “US$,” are to the legal currency of the United States;

•	“Securities Act,” are to the Securities Act of 1933, as amended; and

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of the Annual Report.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended December 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The selected consolidated statement of income data for the fiscal years ended December 31, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein.  The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

China Gerui Advanced Materials Group Limited
Selected Historical Consolidated Financial Information
(In thousands of U.S. Dollars, except number of shares and per share data)

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Statements of Income Data:
Revenue	$341,778	$253,866	$218,903	$196,264	$139,649
Gross Profit	101,578	75,997	65,807	53,857	39,072
Operating income	83,537	66,950	60,315	49,594	35,771
Net income before income taxes and minority interest	79,582	63,021	58,200	47,375	35,072
Net income before non-controlling interest (1)	79,582	47,083	43,448	35,506	23,650
Net income (1)(2)	57,621	47,083	43,448	21,585	13,012
Weighted average ordinary common shares — basic (3)	56,297,652	43,891,670	33,751,844	30,000,000	30,000,000
Weighted average number of diluted ordinary shares (3)	56,297,652	46,655,721	37,675,479	30,000,000	30,000,000
Basic earnings per share (1)(3)	$1.02	$1.07	$1.29	$0.72	$0.43
Diluted earnings per share (1)(3)	$1.02	$1.01	$1.15	$0.72	$0.43
Balance Sheet Data:
Total current assets	$445,186	$227,915	$146,638	$94,019	$74,654
Total assets	601,076	329,004	184,350	115,376	91,817
Total current liabilities	302,648	161,192	97,307	102,808	60,119
Total liabilities	302,648	161,192	97,307	102,836	60,273
Non-controlling Interest (1)	-	-	-	-	14,188
Stockholders’ equity	298,428	167,812	87,043	12,540	17,356

(1)       Henan Green was acquired by China Gerui on October 21, 2008 and for reporting purposes a 44.98% interest of Henan Green has been accounted for as a minority interest prior to the date of acquisition during the years ended December 31, 2007 and 2008.  Net income and per share data have been calculated after giving effect to the minority interest in such periods.

(2)	We have no discontinued operations, therefore net income and net income per share has been provided in lieu of income from continuing operations and income from continuing operations per share.

(3)	In anticipation of the merger transaction with COAC, China Gerui effectuated a recapitalization on March 13, 2009 pursuant to which 29,999,900 newly issued ordinary shares were issued to China Gerui’s then-current shareholders pro rata with their relative ownership percentages. Consequently, the foregoing table presents ordinary shares outstanding (actual and diluted) and per share data (basic and diluted) on a pro forma basis assuming that the recapitalization had already occurred at all times during the periods presented.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of our BVI parent company. However, substantially all of the revenues and expenses of our consolidated PRC operating subsidiary, Henan Green, is denominated in RMB, its functional currency. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. On April 27, 2012, the noon buying rate was RMB6.3093 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate (1)
	Average (2)	Low	High
Period	(RMB per US$1.00)
2007	7.5806
2008	6.9459
2009	6.8307
2010	6.7603
2011	6.4475
October 2011		6.3534	6.3825
November 2011		6.3400	6.3839
December 2011		6.2939	6.3733
January 2012		6.2940	6.3330
February 2012		6.2935	6.3120
March 2012		6.2975	6.3315

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from the average of the exchange rates on the last day of each month during the period.

The functional currency of our consolidated Hong Kong holding subsidiary, Wealth Rainbow, is Hong Kong dollars.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in sales revenue from approximately $139.6 million in 2007 to $341.8 million in 2011.  Our net income has grown from approximately $13.0 million in 2007 to approximately $57.6 million in 2011.  We may not be able to achieve similar growth in future periods.  Therefore, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future.  Moreover, our ability to achieve satisfactory operating results at higher production and sales volumes is unproven.  You should not rely on our past results or our historical rate of growth as an indication of our future performance.

A significant percentage of our revenues are derived from sales to a limited number of large customers and our business will suffer if sales to these customers decline.

We currently sell high precision steel products to more than 20 major customers in the Chinese domestic market.  For the fiscal years ended December 31, 2011 and 2010, sales revenues generated from our top 10 customers amounted to 25.8% and 33.4% of total sales revenues, respectively, and sales to our largest single customer for the same periods amounted to 5.5% and 8.5% of our total sales revenues, respectively.  We do not enter into long-term contracts with our customers and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenues and business.

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

As of December 31, 2011, we have used the net proceeds from the aforementioned financings to expand our cold-rolled steel processing capacity from 250,000 metric tons per annum to 400,000 metric tons per annum and to add 200,000 metric tons per annum of capacity to our 50,000-metric ton-per-annum chromium plating line so as to be capable of chromium-plating 250,000 tons of cold-rolled steel per annum. The estimated total capital expenditure for these expansion projects was approximately $42 million. We expanded our annual production capacity an additional 100,000 metric tons to 500,000 metric tons as of the first quarter of 2012 in order to meet expected demand for our products. This additional expansion required capital expenditures of approximately $14 million.  We will also need to use capital to test and optimize our new production lines in order to bring them into full operation, maintain the condition of our equipment, and comply with environmental laws and regulations. In addition, we have initiated a transaction to purchase the land use rights relating to our main operational facilities and adjoining lands from a related party to protect the legal status of our current operations and potential expansions. In this regard, we have pre-paid approximately $12.7 million to the related party, and may need to make additional payments depending on the conditions of transfer that are ultimately negotiated. Although we received $66.5 million in proceeds from warrant exercises in the first quarter of fiscal year 2011 and plan to use such proceeds for our capital expansion program and land use rights purchase, our capital expenditure plans and estimates are subject to change as determined by our management and we may determine that we do not have sufficient cash on hand to fund these initiatives without seeking external capital funds.  Sourcing external capital funds for these purposes are key factors that have constrained and may in the future constrain our growth, production capability and profitability.  To the extent that we finance our capital expansion and maintenance projects with debt financing, we may become subject to financial covenants or operating covenants that restrict our ability to freely operate our business or take actions that are desired by shareholders, such as the payment of dividends.  If we elect to finance our capital expansion and maintenance plans through equity financing, our shareholders may experience dilution or may have their voting or economic rights as shareholders subordinated to a senior class of stock.  In either event, we may be unable to find external sources of financing on favorable terms or at all.  Our failure to obtain external financing for our capital expansion and maintenance projects can severely impede our growth plans and strategy and impair our revenue, earnings and overall financial performance.

If we have miscalculated the future demand for our products, we may wind up unnecessarily spending a significant amount of funds on the expansion of our manufacturing facilities.

As described immediately above, we have spent almost all of the $43 million in total proceeds from our November 2009 underwritten public offering and June 2010 private placement to construct additional manufacturing facilities  We have added an additional 100,000 metric tons per annum of manufacturing capacity at a cost of $14 million, allowing us to produce up to approximately 500,000 metric tons of our high precision, cold rolled steel products annually once testing and optimization is completed.  The scope and timing of our expansion plans has been based on our internal projections and estimated demand for our products.  If our projections are incorrect and the actual demand for our products is less than our projections, we may expend a significant amount of capital on an expansion project which ultimately may not have been needed.

Zhengzhou No. 2 Iron and Steel Company Limited, or Zhengzhou Company, is the owner of a land use right with respect to 24.94 acres (151.4 Chinese mu), as to which we currently lease a part of the land use right for 6.69 acres (40.60 Chinese mu). Our existing production lines and warehouses are located on this parcel of land. Zhengzhou Company is controlled by our chairman, Mr. Mingwang Lu. For operation risk mitigation purposes, we have started the process of transferring title to the existing land use right to 24.94 acres from Zhengzhou Company. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we have prepaid $12,710,719 to Zhengzhou Company as of December 31, 2011. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax. This payment and transaction are premised on our view that it will ultimately reduce our overall risk position by reducing our dependence on related parties for our land use rights, and that the terms of the transaction are substantially equivalent to those that would be paid to an unrelated third party. However, if a regulator or shareholder disagrees with this view and seeks to block the transaction or sue for damages, we may need to engage in expensive litigation or other measures to defend our actions, which we may lose, and our efforts to bolster our land use rights may be frustrated. Even if this transaction is not blocked or otherwise challenged, substantial additional funds may need to be paid in order to transfer the land use rights, which may have a material adverse effect on our financial condition.

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

During the fourth quarter of fiscal year 2011, a general slowdown in the Chinese economy due to macroeconomic factors led to a decrease in domestic spending and infrastructure investment.  This directly impacted some of the end-use applications that we and our products serve, causing our average sales prices and sales volume to decline compared to the same quarter of fiscal year 2010. Steel consumption is highly cyclical and generally follows general economic and industrial conditions, both worldwide and in various smaller geographic areas. Pricing can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates.  The steel industry has historically been characterized by excess world supply and wide fluctuations in results of operations both in China and globally.  This has led to substantial price decreases during periods of economic weakness, which have not been offset by commensurate price increases during periods of economic strength.  Substitute materials are increasingly available for many steel products, which may further reduce demand for steel.  Additional overcapacity or the use of alternative products could hurt our results of operations.

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

We produce steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise.  We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including, but not limited to:

•	quality;
•	price competitiveness;
•	technical expertise and development capability;

•	innovation;
•	reliability and timeliness of delivery;
•	product design capability;
•	operational flexibility;
•	customer service; and
•	overall management.

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

Our total debt under existing bank loans and lines of credit to the Company as of December 31, 2011 was approximately $249 million. Our obligations under certain of our short term bank loans are guaranteed by Zhengzhou Company, which owns the land use rights and buildings in which we conduct our operations and that we lease from it. Zhengzhou Company has pledged the land use rights and buildings under this guarantee. We had $367.9 million in total cash (including certificate of deposit) of which $246.6 million was unrestricted cash as of December 31, 2011. We have elected to reserve the use of such cash for our capital expansion program and have recently renewed certain existing bank loans and lines of credit. This indebtedness and the incurrence of any new indebtedness could (i) make it more difficult for us to satisfy and pay our existing liabilities and obligations, which could in turn result in an event of default, (ii) require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or (vi) place us at a competitive disadvantage compared to competitors that have proportionately less debt.  If we are unable to meet our debt service obligations, and Zhengzhou Company defaults on its guarantees, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us to default on our debt service obligations, be subject to foreclosure on such loans, and lose possession of the land and buildings in which we conduct our operations.  Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

During 2011, we were not in compliance with the financial covenants. The terms of the loans prohibit making advances or providing guarantees to other unrelated parties without prior consent of the bank. The bank may call the loans since we were not in compliance with its financial covenants. The banks have not called the loans or assessed a penalty on us for these violations. We do not believe that any penalty will be assessed by the banks for these violations. In addition, as of December 31, 2011, we provided guarantees for certain non-related parties. We believe that Zhengzhou Aluminium Industry Co., Ltd., one of the non-related companies to which we provided a loan guarantee, experienced financial difficulties in 2011 and may not be able to perform on its payments under its loans and guarantees. If Zhengzhou Aluminium Industry Co., Ltd. is unable to repay its debt or guarantees, we may be required to pay up to $6.4 million related to its debt and guarantees. No provision has been made in our financial statements for this obligation as we have not been called upon to date to perform under our guarantee.

We face significant competition from competitors with greater resources, and we may not have the resources necessary to successfully compete with them.

The steel manufacturing and processing business is highly fragmented and competitive. We compete with a large number of other steel manufacturers and processors in China, on a region-by-region basis, and with foreign steel manufacturers, such as POSCO Steel, on a worldwide basis.  Our competitors are of various sizes, some of which have more established brand names and relationships in certain markets than we do.  We generally are not in direct competition with China’s large state-owned steel companies in the high-end precision cold-rolled steel sector because those companies concentrate on the production of hot-rolled steel and relatively commoditized cold-rolled steel. As such, they are more often a raw material supplier to us, rather than a competitor.  We are one of a limited number of specialty precision cold-rolled steel producers in China. However, part of our newer production capacity has not yet reached optimum customization, including strip thickness, and to an extent has been competing with commodity cold-rolled steel produced by large state-owned steel companies while we optimize this capacity to produce fully specialized products.  In addition, differences in the type and nature of the specialty precision steel products in China’s steel industry are relatively small and, coupled with intense competition from international and local suppliers and customer price sensitivity, competition can be fierce.  Our competitors may increase their market share through pricing strategies that damage our business.  Since our industry is capital-intensive, our competitors may be able to successfully compete with us if their financial resources, staff and facilities are substantially greater than ours, placing us at a competitive disadvantage to these larger companies.

Any decrease in the availability, or increase in the cost, of raw materials could materially reduce our earnings.

Our business operations depend heavily on the availability of various raw materials and energy resources, primarily steel coil, but also chromium, tin, zinc, oil paint and electricity.  Steel coil has historically accounted for approximately 92% of our total cost of sales.  The availability of raw materials and energy resources may decrease and their prices may fluctuate greatly.  We purchase a large portion of our raw materials from Zhengzhou Ganlian Trading Co. Ltd. and Zhengzhou Zhongchu Materials Distribution Center, but we currently do not have long-term supply contracts with any particular supplier to assure a continued supply of raw materials.  While we maintain good relationships with these suppliers, the supply of raw materials may nevertheless be interrupted on account of events outside our control, which will negatively impact our operations.  If these or any other important suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products.  This could result in a decrease in profit and damage to our reputation in our industry.  So far we have been able to pass most raw material cost increases on to our customers.  However, if our raw material and energy costs increase to such an extent that we cannot pass these higher costs on to our customers in full or at all, our margins will suffer.  Although we currently benefit from favorable pricing in some of these supply contracts, if market prices for these raw materials decline, we may not be able to take advantage of decreasing market prices, and our profit margins may suffer.

We produce a limited number of products and may not be able to respond quickly to significant changes in the market or new market entrants.

Cold-rolled specialty precision steel manufacturing is a relatively new industry in China.  Previously, our customers which manufacture durable goods have relied solely on imports from Japan, Korea, the European Union and the United States.  We believe the average quality and standards of products of China’s high precision steel industry lags behind international standards.  While we offer five series and over 20 types of high-precision steel products and believe we have developed a nationally recognizable brand, there are many other specialty precision steel products of similar nature in the market.  As of December 31, 2011, we have not yet penetrated the international market and have not developed an internationally recognizable brand for specialty steel products.  If there are significant changes in market demand and/or competitive forces, we may not be able to change our product mix or adapt our production equipment quickly enough to meet customers’ needs.  Under such circumstances, our narrow band of precision steel products and/or new market entrants may negatively impact our financial performance.

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

Our manufacturing operations are located in China and some of our administrative matters are handled in Hong Kong and the BVI.  We have regulatory filing obligations in the United States.  The geographical distances between our facilities create a number of logistical and communications challenges, including time differences and differences in the cultures in each location, which makes communication and effective cooperation more difficult. In addition, because of the location of the manufacturing facilities in China, our operations could be affected by, among other things:

•	economic and political instability in China, including problems related to labor unrest;
•	lack of developed infrastructure;
•	variances in payment cycles;
•	currency fluctuations;
•	overlapping taxes and multiple taxation issues;
•	employment and severance taxes;
•	compliance with local laws and regulatory requirements;
•	greater difficulty in collecting accounts receivable; and
•	the burdens of cost and compliance with a variety of foreign laws.

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

In 2011, China announced new guidelines aiming to reduce energy use and carbon emissions per unit of industrial value added output by 4 percent in 2011 compared to 2010 levels.  The target levels are slightly higher than those pledged by China in its recently released 12th Five Year Plan and are part of China's plan to cut energy consumption and carbon emissions per unit of gross domestic product by 18 percent over the next five years. In 2010 and 2011, electricity supplies were cut back to many industrial producers around China.  Local governments have also occasionally required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels.

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

Henan Green’s business will suffer if it loses its land use rights. Should its expenditures and efforts to strengthen its land use rights by purchasing those relating to its main facilities and adjoining lands from a related party be perceived as a waste of resources or non-arms’-length transaction, we may be subject to greater regulatory scrutiny or shareholder litigation risks.

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

Zhengzhou No. 2 Iron and Steel Company Limited, or Zhengzhou Company, is the owner of a land use right with respect to 24.94 acres (151.4 Chinese mu), as to which we currently lease a part of the land use right for 6.69 acres (40.60 Chinese mu). Our existing production lines and warehouses are located on this parcel of land. Zhengzhou Company is controlled by our chairman, Mr. Mingwang Lu. For operation risk mitigation purposes, we have started the process of transferring title to the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we have prepaid as of December 31, 2011 $12,710,719 to Zhengzhou Company. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax. This payment and transaction are premised on our view that it will ultimately reduce our overall risk position by reducing our dependence on third parties for our land use rights, and that the terms of the transaction are substantially equivalent to those that would be paid to an unrelated third party. However, if a regulator or shareholder disagrees with this view and seeks to block the transaction or sue for damages, we may need to engage in expensive litigation or other measures to defend our actions, which we may lose, and our efforts to bolster our land use rights may be frustrated. Even if this transaction is not blocked or otherwise challenged, substantial additional funds may need to be paid in order to transfer the land use rights, which may have a material adverse effect on our financial condition.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected and investor confidence and the market price of our ordinary shares may be adversely impacted.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 20-F.  Although our management concluded that our internal controls over our financial reporting were effective as of December 31, 2011, they may not do so in future annual reports. Our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our securities.

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

Shortly after completion of the merger, we and the Original Shareholders initiated discussions regarding the proper treatment of the Earn-Out Shares given that the Original Shareholders agreed to complete the merger transaction even though the expected COAC cash assets were no longer available to us as originally envisioned by the parties.   As a result of the negotiations between the Original Shareholders and us regarding the appropriate treatment of the Earn-Out Shares, we and the Original Shareholders entered into an agreement dated September 15, 2009, or the Settlement Agreement, pursuant to which we agreed to issue to the Original Shareholders an aggregate of 2,850,000 ordinary shares within ten days of entering into the agreement.  The 2,850,000 shares were to be divided among the Original Shareholders in the same proportion to the amounts of the Earn-Out Shares that they would have received under the terms of the Earn-Out in the Merger Agreement. In consideration of the issuance of the ordinary shares, we and the Original Shareholders agreed to a mutual release of all claims relating to the merger, the redemptions, and the Earn-Out Shares.

Some former shareholders of COAC, who are currently minority shareholders in our company, may believe that this treatment of the Earn-Out Shares and the related agreement are not in their best interests and may file adverse claims against us seeking monetary or injunctive relief.  Although we do not believe such claims would have merit and that any have been filed to date, if such claims are filed and are successful, our agreement with the Original Stockholders may not be enforced and we may be exposed to monetary damages to such shareholders.  In addition, we may incur significant costs associated with the defense of such a lawsuit. We have not received any claims related to the Earn-Out Shares to date.

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

The PRC’s economic, political and social conditions, as well as government policies, could impair our business.  The PRC economy differs from the economies of most developed countries in many respects.  China’s gross domestic product has grown consistently since 1978 (National Bureau of Statistics of China).  However, we cannot assure you that such growth will be sustained in the future.  If, in the future, China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could impair our ability to remain profitable.  The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.  Some of these measures benefit the overall PRC economy, but may have a negative effect on us.  For example, our financial condition and results of operations may be hindered by PRC government control over capital investments or changes in tax regulations.

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

If the Ministry of Commerce, China Securities Regulatory Commission, or another PRC regulatory agency, determines that MOFCOM and CSRC approval of our recent merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, and the China Securities Regulatory Commission, or CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009.  Article 11 of the M&A Rules requires PRC companies, enterprises or natural persons to obtain MOFCOM approval in order to effectuate mergers or acquisitions between PRC companies and foreign companies legally established or controlled by such PRC companies, enterprises or natural persons.  Article 40 of the M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals should obtain the approval of the CSRC prior to the listing and trading of such offshore special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the offshore special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.  On September 21, 2006, the CSRC published on its official website procedures and filing requirements for offshore special purpose vehicles seeking CSRC approval of their overseas listings.

On March 17, 2009, we completed a merger transaction with COAC, which resulted in our current ownership and corporate structure.  We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, Attorneys at Law, that MOFCOM and CSRC approvals were not required for our merger transaction or for the listing and trading of our securities on a trading market because we are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals.  Although the merger and acquisition regulations provide specific requirements and procedures, there are still many ambiguities in the meaning of many provisions.  Further regulations are anticipated in the future, but until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations and the regulators have wide latitude in the enforcement of the regulations and approval of transactions.  If the MOFCOM, CSRC or another PRC regulatory agency subsequently determines that MOFCOM and CSRC approvals were required, we may face sanctions by MOFCOM, CSRC or another PRC regulatory agency.  If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit payment or remittance of dividends paid by Henan Green, or take other actions that could damage our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

In 2008, Wealth Rainbow acquired 100% of the equity interest of Henan Green from 13 shareholders who are PRC nationals, following which Henan Green was changed from a domestic company into a wholly foreign owned enterprise.  The prior sole owner of Wealth Rainbow and former majority owner of China Gerui is the daughter of Mingwang Lu, one of the selling shareholders of Henan Green.  The M&A Rules require that when a foreign investor which is established or controlled by a domestic natural person acquires the equity interest of a domestic company that is related with such foreign investor, such acquisition shall be approved by MOFCOM, and the parties to the acquisition shall have the obligation to disclose the existence of any interested party relationship.  We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, Attorneys at Law, that all the necessary approvals and registrations for Wealth Rainbow’s acquisition of the equity interest in Henan Green had been obtained.  However, there remains some uncertainty as to the interpretation and implementation of M&A Rules with regard to the interested party relationship.  If a PRC regulatory agency, such as MOFCOM, subsequently determines that the approval from MOFCOM was required for the acquisition, we may face sanctions by such PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offerings into China, restrict or prohibit payment or remittance of dividends by Henan Green to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.  The PRC regulatory agency may also take actions requiring us, or making it advisable for us, to cancel this previous acquisition.

The M&A Rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The M&A Rules establish additional procedures and requirements that could make some acquisitions of PRC companies by foreign investors, such as ours, more time-consuming and complex, including requirements in some instances that the approval of MOFCOM shall be required for transactions involving the shares of an offshore listed company being used as the acquisition consideration by foreign investors.  In the future, we may grow our business in part by acquiring complementary businesses.  Complying with the requirements of M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The MOFCOM Security Review Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

In August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. The MOFCOM Security Review Rules became effective on September 1, 2011. Under the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the scope subject to national security review, we may not be able to successfully acquire such company by equity or asset acquisition, capital increase or even through any contractual arrangement.

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

The value of our securities will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB and our financial results are reported in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and RMB will affect our balance sheet and our earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.  Since July 2005, RMB has not been pegged to the U.S. dollar.  Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

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

We are subject to the PRC’s rules and regulations on currency conversion.  In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion between RMB and foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” As a result of our ownership of Henan Green, Henan Green is a FIE.  With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account.” Currency conversion within the scope of the “current account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of SAFE.  However, conversion of currency in the “capital account,” including capital items such as direct foreign investment, loans and securities, still require approval of SAFE. Further, any capital contributions to Henan Green by its offshore shareholder must be approved by MOFCOM or its local counterpart. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of RMB. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

In August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by FIEs of foreign currency into RMB by restricting how the converted RMB may be used.  Circular 142 requires that RMB converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise.  In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-dominated capital of a FIE.  The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used.  Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the SAFE rules.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws.

The Notice on Issues Relating to Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, was issued on October 21, 2005 by SAFE (that replaced two previously issued regulations on January 24, 2005 and April 8, 2005, respectively).  Notice 75 requires PRC residents (including both corporate entities and natural persons) to register with SAFE or its competent local branch before establishing or controlling any company outside of China referred to as an “offshore special purpose company” for the purpose of raising funds from overseas to acquire assets of, or equity interests in, PRC companies. Under Notice 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies.  In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the SAFE or its competent local branch, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. The SAFE regulations require retroactive approval and registration of direct or indirect investments previously made by PRC residents in offshore special purpose companies. To further clarify the implementation of Notice 75, SAFE issued Notice 106 in May, 2007. Under Notice 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner.  In the event that a PRC shareholder with a direct or indirect investment in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion. In June 2009, Notice 106 was superseded by the Notice on Foreign Exchange Implementing Guidelines regarding Capital Account Management (known as Notice 77) which allows establishing or controlling a special purpose company before the SAFE registration is complete. After this, in May 2011, a SAFE Notice on Issuance of the Operating Procedures for PRC Residents Engaging in Financing and Roundtrip investments via Overseas Special Purpose Vehicles (known as Notice 19) was promulgated to simplify the SAFE registration process which further superseded Notice 77 and came into force on July 1 2011.

There still remain uncertainties as to how certain procedures and requirements under the aforesaid SAFE regulations will be enforced, and it remains unclear how these existing regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot assure that any of our shareholders or beneficial owners that are PRC citizens or residents have always complied with and will in the future make or obtain any applicable registrations or approvals required by Notice 75 or other related regulations.  Failure by such shareholders or beneficial owners to comply with SAFE Notice 75 and Notice 106, Notice 77 and Notice 19 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

Regulations promulgated by the SAFE require PRC residents and PRC corporate entities to register with local branches of the SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employee Share Incentive Plan of an Overseas-Listed Company (which replaced the old Circular 78, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company” promulgated on March 28, 2007), or the New Share Incentive Rule. Under the New Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through a PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The New Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and transferring proceeds for the share incentive plan participants.

We and our PRC employees who have been or in the future are granted stock options are subject to the New Share Incentive Rule. If we or our PRC employees fail to comply with the New Share Incentive Rule, we and/or our PRC employees may face sanctions imposed by the foreign exchange authority or any other PRC government authorities.

In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of the SAFE, with respect to that offshore company, any material change involving its round-trip investment and capital variation. The PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to make such updates. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, such as restrictions on distributing dividends to our offshore entities or monetary penalties against us. We cannot assure you that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with these SAFE registration procedures may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Certain measures promulgated by the People’s Bank of China on foreign exchange for individuals set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. Implementing rules for these measures were promulgated by the SAFE which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. The SAFE also promulgated rules under which PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

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

Any outbreak of the Swine Flu (H1N1), severe acute respiratory syndrome, the Avian Flu, or another widespread public health problem in the PRC could adversely affect our operations.

There have been recent outbreaks of the highly pathogenic Swine Flu, caused by the H1N1 virus, in certain regions of the world, including parts of China, where all of our manufacturing facilities are located and where all of our sales occur.  Our business is dependent upon our ability to continue to manufacture and distribute our products, and an outbreak of the Swine Flu, or a renewed outbreak of severe acute respiratory syndrome, the Avian Flu, or another widespread public health problem in China, could have a negative effect on our operations.  Any such outbreak could have an impact on our operations as a result of:

•	quarantines or closures of our manufacturing or distribution facilities, which would severely disrupt our operations;
•	the sickness or death of our key officers and employees; and
•	a general slowdown in the Chinese economy.

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

Our ability to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances. Since substantially all of our operations are conducted in China and a majority of our revenues are generated in China, a significant portion of our revenue earned and currency received are denominated in RMB.  The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.  RMB is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, if any, on our ordinary shares or otherwise satisfy foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.  In addition, current regulations in China would permit Henan Green to pay dividends to us only out of Henan Green’s accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Henan Green will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such reserve account may not be distributed as cash dividends.

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

•	Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations;
•	changes in taxation;
•	changes in employment restrictions;
•	restrictions on imports and sources of supply;

•	import duties; and
•	currency revaluation.

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

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities.

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

Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

In addition, under the EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends from our PRC operating subsidiary paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Dividends declared and paid from pre-January 1, 2008 distributable profits are grandfathered under the EIT Law and are not subject to withholding tax.

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

The market price for our ordinary shares could be subject to wide fluctuations in response to a variety of factors, some of which may be beyond our control. During the fiscal year ended December 31, 2011, the high and low reported sales prices of our ordinary shares were $6.33 and $1.87, respectively. Factors affecting the trading price of our ordinary shares include:

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

Prior to our March 2009 merger with COAC, our operating subsidiary, Henan Green, declared and paid dividends of $51.9 million and $42.3 million in 2008, respectively, and declared and paid dividends of $16.1 million in 2007.  We paid no dividends during the fiscal year ended December 31, 2011.  Notwithstanding Henan Green’s past history of making dividend payments, we intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of U.S. domestic reporting companies, so you should not expect to receive the same information about us as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end.  We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers.  Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.  Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies.  We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.  Violations of these rules could affect our business, results of operations and financial condition.

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

Our corporate affairs are governed by our Memorandum and Articles of Association, by the BVI Business Companies Act, 2004 and by the common law of the BVI.  Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction.  The rights of shareholders under BVI law may not be as clearly established as are the rights of shareholders in the United States or other jurisdictions.  Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders.  Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.  In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.  Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most US jurisdictions.  The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% of such assets.  The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

Based on the price of our ordinary shares, and the composition of our assets (in particular, the retention of a large amount of cash), we believe that it is likely that we were classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2011, and we will likely be a PFIC for our current taxable year ending December 31, 2012 unless our share value increases and/or we invest a substantial amount of the cash we hold in assets that do not produce and are not held for the production of passive income. However, the PFIC test is an annual test that, as discussed below, depends upon the composition of our gross income for the year and the percentage, based on a quarterly average for the year, of our gross assets that constitute “passive” assets. Accordingly, it is not possible to determine whether or not we will be classified as a PFIC for our taxable year ending December 31, 2012 until after the year has ended. In addition, even if we are not classified as a PFIC for our taxable year ending December 31, 2012, because the PFIC test is annual, we cannot assure you that we will not be a PFIC for any following tax year. A non-U.S. corporation will be classified as a PFIC for the taxable year if (i) at least 75% of its gross income is passive income for such year or (ii) at least 50% of the fair market value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. The fair market value of our assets may be determined to a large extent by the market price of our ordinary shares.  For any taxable year during which U.S. shareholders hold ordinary shares and we are treated as a PFIC, certain adverse U.S. federal income tax consequences could apply to such U.S. holders.  See Item 10 “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Considerations.”  Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

Our share repurchase program may not succeed in reassuring the markets of our confidence in our financial condition and growth potential.

In April 2011, we announced that our board of directors had approved a six-month share repurchase program to repurchase up to an aggregate of $10 million of our ordinary shares. Our board of directors subsequently extended the program from six months to an indefinite period or until the program is completed. As of December 31, 2011, consistent with the program, we had repurchased ordinary shares from to time in an aggregate amount of approximately $4.5 million. Since the commencement of our program, the closing stock price of our ordinary shares has generally declined from a high of $5.20 a few days following the announcement of the program to $2.85 as of April 30, 2012. Many factors may cause our stock price to decline and our share repurchase program may be unable to prevent or reverse such a decline. To the extent that our share repurchase program is unsuccessful in reversing the downward trend of our stock price, we may have expended capital without achieving a concrete increase in our share value.

ITEM 4.          Information on the Company

A.	History and Development of the Company

Corporate History

We are a holding company and all of our active business operations are conducted by our indirect, operating subsidiary, Henan Green.

China Gerui (formerly known as Golden Green Enterprises Limited) was incorporated as a BVI company on March 11, 2008 under the BVI Business Companies Act, 2004.  China Gerui was incorporated solely for the purpose of acquiring the issued share capital of Wealth Rainbow, which was organized for the sole purpose of acquiring and holding all of the outstanding equity capital in Henan Green.  Neither China Gerui nor Wealth Rainbow has any active business operations other than their ownership of Henan Green.

Henan Green was formed in China in December 2000 by Zhengzhou Company together with six individuals including Mr. Mingwang Lu and Mr. Baiwang Lu, the brother of Mr. Mingwang Lu.  Mr. Mingwang Lu has been actively involved in the operations and management of Henan Green. In December 2006, Zhengzhou Company transferred all its equity interest in Henan Green to 11 individuals including Mr. Mingwang Lu.  On October 21, 2008, the then shareholders of Henan Green transferred all their equity interest in Henan Green to Wealth Rainbow. The acquisition was accounted for as a reorganization under common control with the purchase of a minority interest. For reporting purposes, a control group comprised of our Chairman and CEO, Mr. Lu and his two direct relatives (Mr. Lu’s son, Yi Lu and Mr. Lu’s brother, Baiwang Lu) held 55.02% of the shares of Henan Green on the date of acquisition.

Wealth Rainbow was organized in 2008 for the sole purpose of acquiring and holding all of the outstanding equity capital in Henan Green. Wealth Rainbow was acquired by China Gerui on November 28, 2008. At the time of the acquisition, the sole shareholder of Wealth Rainbow was Ms. Yuying Lu, the daughter of Mr. Lu, and the majority shareholder of China Gerui was Oasis, whose sole shareholder was Ms. Lu.  Therefore, under U.S. GAAP reporting rules the control group’s 55.02% interest of Henan Green that was acquired constitutes an exchange of equity interests between entities under common control, and the remaining 44.98% interest of Henan Green was accounted for as a minority interest prior to the date of acquisition.  As of March 17, 2009, the minority interest ceased to exist.

On March 17, 2009, we completed a business combination transaction with COAC.  COAC was incorporated in Delaware on August 7, 2006 as a blank check company whose objective was to acquire an operating business with its principal operations located in China.  COAC completed its initial public offering in which it raised approximately $41.4 million on March 26, 2007.  All business activity conducted by COAC from its inception until our merger on March 17, 2009 related to its initial public offering and search for a business combination partner.  Upon completion of the merger transaction with COAC, we succeeded to foreign private issuer status under applicable securities laws.

The following diagram illustrates our corporate structure as of the date of this annual report.

Principal Capital Expenditures and Divestitures

In fiscal years 2011, 2010 and 2009, our total capital expenditures were $49.1 million, $69.1 million and $5.2 million, respectively.  In 2008, we began construction of a 50,000-metric-ton cold-rolled steel plating facility which commenced full production in the fourth quarter of 2009. In 2009, we began our capacity expansion program using cash generated from operations. Capital expenditures in 2011 were primarily related to our capacity expansion program, which involved the construction of three new cold-rolled steel production lines with 250,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum.  The first phase of our production capacity expansion program, the construction of two new cold-rolled production lines with total annual capacity of 150,000 tons, was completed during 2011, and launched normal production operations in July 2011. The second phase of our capacity expansion program, the construction of an additional 100,000 tons of cold-rolled production capacity, was completed in the first quarter of 2012 and is expected to launch production operations by the third quarter of 2012 following testing and optimization.

We used the net proceeds of our November 2009 public offering and June 2010 private placement, totaling approximately $43 million, to expand our cold-rolled steel processing capacity to 400,000 metric tons during fiscal year 2011 at a capital expenditure of approximately $42 million. We expanded production capacity to 500,000 metric tons during fiscal year 2011 and first quarter of 2012 at a capital expenditure of approximately $14 million and $1.5 million during fiscal year 2011 and the first quarter of 2012, respectively, to accelerate the expansion of our chromium-plating production capacity by 200,000 metric tons, and for general working capital purposes related to the expanded production capacity. The latter expansion is estimated to require an additional $1.5 million of capital expenditure to test, optimize and commence commercial operation. This expansion will increase our product offerings, which we believe will increase our profit margin.

In addition, Zhengzhou Company owns a land use right with respect to 24.94 acres (151.4 Chinese mu). We currently lease a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company. Our existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, we have started the process of title transfer of the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we prepaid $12,710,719 to Zhengzhou Company as of December 31, 2011. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

B.	Business Overview

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

Our PRC manufacturing facility is located in Zhengzhou, Henan Province.  We currently operate eight sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 400,000 metric tons and two chromium-plating production lines with total annual processing capacity of approximately 250,000 metric tons.

Prior to 2009, we produced and sold unplated steel sheets to manufacturers or distributors which then further treated or outsourced our products for tin or zinc plating to produce tinplate or zinc-plated steel, or for electrolytic chromic acid treatments to produce chromium plated steel, according to customer specifications.  We added chromium plating facilities in December 2008, and launched mass production of chromium plated steel products in February 2009.  We have used the net proceeds of our November 2009 public offering and June 2010 private placement and the net proceeds from the exercise of outstanding warrants, to expand our cold-rolled steel processing capacity to 500,000 metric tons (including capacity not yet in commercial operation) and for general working capital purposes related to the expanded production capacity.  This expansion will increase our product offerings, which we believe will increase our profit margin.  Newly-added capacity to produce these types of high-end plated steel products will enable us to enhance our higher-margin product offering to meet the increasing demand in the China market for high-end cold-rolled steel products.

Our revenue has increased from $218.9 million in 2009 to $253.9 million in 2010 and to $341.8 million in 2011, representing a compounded annual growth rate, or CAGR, of approximately 16.0% from 2009 to 2011.  Our net income increased from $43.4 million in 2009 to $47.1 million in 2010 and to $57.6 million in 2011, representing a CAGR of 9.9% from 2009 to 2011.

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

Our Products

Prior to 2009, we produced and sold unplated cold-rolled steel sheets.  We started to build a chromium plating facilities in December 2008, and launched mass production of chromium plated steel products in October 2009.

From February 2009 through the end of 2011, we converted hot-rolled coil steel manufactured by third parties into thin steel sheets and strips according to our customers’ specifications. We produced precision ultra-thin, high-strength cold-rolled steel products, with thicknesses starting from 0.05 mm width up to 1,200 mm and tolerance +/- 0.003 mm.

During 2009, 2010 and 2011, we had five series and over 20 types of high precision strip steel products.  Our products were manufactured from steel substrate of cold-rolled or hot-rolled pickled coils.  We have had the flexibility to adjust our production specifications to meet changes in market demand.

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

Raw Materials and Suppliers

The principal raw material used in producing our products is hot rolled steel coil, which accounts for approximately 92% of our total production cost.  Our raw material procurement policy is to use only long-term suppliers who have demonstrated quality control and reliability.  We maintain multiple supply sources so that supply problems with any one supplier will not materially disrupt our operations.  We also believe that we have sufficient suppliers to meet our present and anticipated future needs.

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

For the years ended December 31, 2011, 2010 and 2009, our three largest suppliers accounted for over 79%, 66% and 66%, respectively, of our total purchases.  For the fiscal years ended December 31, 2011, 2010 and 2009, our single largest supplier accounted for 42.8%, 29.7% and 28.2% of our total purchases, respectively.

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

During the last three fiscal years, we produced on a contract basis for our customers and developed, processed and manufactured steel products tailored to customers’ specifications. During such time, we sold our products to domestic Chinese customers primarily operating in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries.  Our high precision steel products are sold directly to the end users in various parts of China and our production was based on confirmed sales orders.

The following table sets forth the percentages of sales of our products by industry applications during each of the three years of 2011, 2010 and 2009:

			Year Ended December 31,
Revenue by Industry Application	Thickness	Precision	2011	2010	2009
Food and industrial packaging	0.1 - 1.3 mm	±0.0025 - 0.005	49.2%	51.8%	46.7%
Construction and household decorations materials	0.2 - 1.1 mm	±0.0025 - 0.005	19.2%	33.7%	34.7%
Electrical appliances	0.09-1.1 mm	±0.002 - 0.005	23.5%	6.0%	5.0%
Telecommunication wires and cables	0.1-0.24 mm	±0.0025 - 0.005	8.1%	8.5%	13.6%
Total			100%	100%	100%

During the last three fiscal years, we have sold our products to more than 200 customers that were located in Shanghai, Zhejiang, Jiangsu, Shandong, Guangdong, Hebei, Tianjin, Guangxi, Fujian and Liaoning.  Our major customers for the year ended December 31, 2011 included:

Customer Name	Quantity Sold (Metric Tons)	% of Total Sales
Henan Jindan Enamel Products Co., Ltd	18,811	5.5%
Tianjin Huayuan Steel Products Co.	14,382	4.0%
Beijing Chuyefa Materials Co. Ltd	9,584	2.4%
Xinglong Steel Co. Ltd	8,145	2.2%
Jinli Industrials Co. Ltd	7,524	2.2%

For each of the years ended December 31, 2011, 2010 and 2009, our five largest customers accounted for 16.2%, 22.9% and 25.2% of total sales, respectively.  For the fiscal years ended December 31, 2011, 2010 and 2009, the single largest customer accounted for 5.5%, 8.5% and 8.4% of our total sales, respectively.

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

Competition and Our Market Position

Competition within the steel industry, both in China and worldwide, is intense.  There are many large state-owned enterprises and smaller private steel companies in China.  In addition, Chinese steel makers also face competition from international steel manufacturers.  In the absence of publicly available official statistics or independent third-party market research, we believe from our own competitive analysis that we are one of the leading precision cold-rolled steel producers in China.

The recent slowdown in China’s domestic economy and a slowdown in exports of steel also led to a somewhat depressed steel market in China which has forced large state-owned steel mills to rely on the domestic market to absorb their otherwise export-oriented output; this has resulted in an increase in supply and induced some short-term price cuts throughout the domestic steel sector. This phenomenon generated greater competition, particularly from large state-owned commoditized cold-rolled steel producers, and especially for our newer production capacity, which tends to produce products at a greater degree of commoditization, including with respect to strip thickness, than our more established production lines. However, as we further optimize the production process and fully realize our design specifications, including strip thickness, we expect to further replace imports of high-end steel products and face less competition from domestic producers. This dynamic was evident in 2011 when we launched new wide-strip steel production lines.

In the cold-rolled steel strip market in China, competitive advantages generally result from a number of factors, including the following:

•	a producer’s flexibility to control cost and pricing of products and the ability to use economies of scale to secure advantages in procurement, production and distribution;
•	a producer’s capacity to meet all current and potential demand;
•	a producer’s ability to manufacture products efficiently, maximize raw material yield, and to achieve better production quality; and
•	a producer’s technical knowledge, access to capital, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities.

Particularly with respect to domestic cold-rolled narrow steel strip manufacturers, we believe that we differentiate ourselves by being an early mover in the industry, and by offering high product quality, timely delivery and better value.  The following are attributes that we believe are important to our industry and we believe that we demonstrate each of them:

•	performance and cost effectiveness of products;
•	ability to manufacture and deliver products in required volumes, on a timely basis, and at competitive prices;
•	high quality and reliability of products;
•	flexibility to customize products to match customers’ end-use specifications;
•	in-house production process;

•	after-sale support capabilities, from both an engineering and an operational perspective;
•	flexibility in operations;
•	cost-effective supply chain management and production;
•	access to financing for capital expenditures and working capital;
•	effectiveness of customer service and ability to send experienced operators and engineers as well as a seasoned sales force to assist customers; and
•	overall management capability.

We believe that we are positioned to address competition with international manufacturers of cold-rolled narrow steel strip, which primarily relates to the following attributes:

•	ability to offer both a high quantity and a wide variety of customized, value-added products;
•	technical expertise to match or exceed the quality of foreign-made products; and
•	maintenance of lower transportation, labor, and other significant costs.

Our capacity expansion program is one of the primary ways that we believe that we are maintaining or increasing our competitiveness as to all competitors with respect to many of the above factors.  As previously disclosed, our expansion plan is being implemented in two phases.  The first phase has involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum, which started normal operations in July 2011.   The second phase of our expansion plan involves the construction of another 100,000 metric tons of capacity that are expected to launch production operation, after testing and optimization, in the third quarter of 2012.

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

C.	Organizational Structure

See “—History and Development of the Company—Corporate History” above for details of our current organizational structure.

D.	Property, Plants and Equipment

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

Our manufacturing facilities are located in Zhengzhou, Henan Province, China.  The total land area is approximately 1,194,000 square feet, which we lease from Zhengzhou Company (a related party).  Our facilities have a total area of approximately 264,000 square feet, of which 226,000 square feet is devoted to production facilities, 9,000 square feet is raw material warehouse space, 6,300 square feet is finished product warehouse space and 22,700 square feet is an office building.  The lease is for a 20-year term, which began on January 1, 2008 and terminates on December 31, 2027.  During 2009, the annual rent under the lease was $8,916.  In 2010, the annual rent under the lease became subject to an annual 10% increase and was approximately $9,909 for that year. In 2011, the annual rent was approximately $11,428.  The lessor has pledged the land and buildings to guarantee our obligations under certain of our short-term bank loans.

Zhengzhou Company owns a land use right with respect to 24.94 acres (151.4 Chinese mu). We currently lease a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company. Our existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, we have started the process of title transfer of the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we prepaid as of December 31, 2011 $12,710,719 to Zhengzhou Company. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

As of December 31, 2011, our facilities had an annual cold rolling steel processing capacity of approximately 400,000 metric tons and an annual chromium coating capacity of approximately 250,000 metric tons.

We also have obtained land use rights and permission to construct facilities on additional land of approximately 2,152,780 square feet, adjacent to our present facilities, from the Zhengzhou local government.

We have completed and, after testing and optimization, plan to launch production operation of another 100,000 metric tons of cold-rolled steel capacity by the third quarter of 2012.  We have pledged the land use rights for this property to the lenders of certain of our short-term bank loans to secure our obligations under these loans.

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3, “Key Information—Risk Factors” or in other parts of this annual report on Form 20-F. See also “Forward-looking Information.”

Operating Results

Overview

We are a leading China-based, non-state-owned contract manufacturer of high precision cold-rolled steel products.  We convert steel manufactured by third parties into thin steel sheets and strips according to our customers’ specifications.  We produce precision ultra-thin, high-strength cold-rolled steel products, with thicknesses starting from 0.05mm, width up to 1,200 mm and tolerance +/- 0.003mm.  We sell our products to domestic Chinese customers who primarily operate in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries.

Our PRC manufacturing facility is located in Zhengzhou, Henan Province.  We currently operate eight sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 400,000 metric tons and two chromium-plating production lines with total annual processing capacity of approximately 250,000 metric tons. We have constructed an additional 100,000 metric tons of cold-rolled steel processing capacity, which we expect to commence operation in the third quarter of 2012.  This expansion will increase our product offerings, which we believe will increase our profit margin.

Our revenue has increased from $218.9 million in 2009 to $253.9 million in 2010 and to $341.8 million in 2011, representing CAGR of approximately 16.0% from 2009 to 2011.  Our net income increased from $43.4 million in 2009 to $47.1 million in 2010 and to $57.6 million in 2011, representing a CAGR of 9.9% from 2009 to 2011.

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

Principal Factors Affecting Our Financial Performance

The most significant factors that affect our financial condition and results of operations are:

Factors Specific to Our Business

•	Expansion of our production capacity and product mix. We anticipate that our future growth will be further supported by the expected expanded production capacity and optimization of product mix for high-end higher-margin cold-rolled steel. In August 2008, we accelerated our expansion plan by installing a new processing line producing chromium-plated steel products, which are higher-end, value-added products with a higher selling price and higher profit margin. We completed pilot production of the chromium-plated steel products, and commenced mass production during the fourth quarter of 2009. We are currently completing our capacity expansion program. The first phase involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. As part of the second phase, we completed construction of 100,000 metric tons of cold-rolled steel production capacity. By the third quarter of 2012, we expect to have completed testing and optimization to increase our total annual steel processing operations to 500,000 metric tons and to be capable of plating up to 50% of our steel products with chromium, tin, or zinc in accordance with customer specifications. We believe that we will need to continue to monitor the market we service for changes in customer demand, and commit to technical upgrades to existing capacity or addition of new capacity where we believe necessary in order to continue to grow.

•	Growth in the Chinese Economy. We operate our manufacturing facilities in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession. However, China has been affected by the global economic slowdown since 2008. and has experienced a modest slowdown of its growth rate.

•	Supply and Demand for High-End Precision Cold-Rolled Steel. While the overall Chinese crude steel industry has recently experienced a period of excess supply, there is an increasing shortage of high-end precision cold-rolled steel products, which has been primarily driven by the limited number of producers of precision thin steel products in China. We expect that the shortage of supply in this steel market will continue. In addition, due to the continuing improvement of the standard of living in China and the growth of China’s middle class, the demand for telecommunications cable and equipment, electrical household appliances and construction materials in which our products serve as components has risen in recent years, thereby increasing the demand for the high-end steel products that we produce. We expect this demand trend will continue for the foreseeable future.

•	Recent Economic Events. Despite the recent global economic crisis and market turmoil, we have experienced continued growth during 2011, albeit at a less rapid pace than in recent years. Although some uncertainty can be expected in demand for 2012 due to the general slowdown in China’s economy, we believe that we will continue to experience strong demand over the next 12 months, i.e., if we continue to produce innovative, high quality products that meet our customers’ demands.

•	PRC Economic Stimulus Plans. In 2009, the PRC government issued a policy entitled “Central Government Policy On Stimulating Domestic Consumption To Counter The Damage Result From Export Business Of The Country.” Under this policy, the PRC Central Government is dedicating approximately $580 billion to stimulate domestic consumption. Companies that are either directly or indirectly related to construction, building material, electrical household appliances and telecommunication are expected to benefit. An executive order has been announced that the PRC Central Government will improve the living standard in the country’s rural areas by subsidizing the purchase of any electric household appliance for every household in the rural area. In addition, the policy indicates a strong determination to improve telecommunication in all rural areas. We expect to continue benefiting from order growth due to this economic stimulus plan.

Factors Specific to Our Industry

•	Cyclicality. The steel industry is highly cyclical and significantly affected by general economic conditions and other factors, such as worldwide production capacity, fluctuations in imports and exports, fluctuations in metal purchase prices and tariffs. Recently, the global steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by slower global economic growth and the increase in Chinese production and consumption. This trend, combined with the upward pressure on costs of key inputs, comprising mainly metals, energy and transportation and logistics costs, presents increasing uncertainty and challenge for steel producers on a worldwide basis. However, processed steel demand and prices for the precision steel products, like those we manufacture, are driven by and sensitive to other factors, such as product differentiation, customer service and cost reductions through improved efficiencies and economies of scale. Therefore we are comparatively less affected by cyclicality than other companies within our industry.

•	Raw Materials Prices. The market for our principal raw material, hot-rolled steel, is price sensitive and has experienced significant volatility since 2008 as a result of worldwide economic recession, an increase of iron ore cost, excess inventory build-up by Chinese crude steel producers, consolidation in the hot-rolled steel industry, and other factors. Since 2010, due in part to the gradual recovery of the world economy, prices for this material have increased. Consequently, our cost of sales has also increased but we have passed the increase, for the most part, onto our customers. While we frequently prepay suppliers for our raw materials in order to ensure an ample supply of raw materials, pricing of our orders is not established until the order and physical delivery are confirmed, at which time the price is confirmed at the then-current market price. We account for inventory at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods. Because of the relatively short periods during which inventory is kept on hand, we believe that differences between cost and market are not significant. Other than hot-rolled steel, no other raw materials are significantly used in our manufacturing processes.

•	Steel prices. Demand for steel in China has played a major role in the movement of international steel prices. The price of steel rose on a global basis from 2004 to June 2008 before declining sharply in the second half of 2008 in response to the global economic crisis. Steel prices appear to have been slowly rising since 2010, although they have remained significantly below their peak in 2008. Any fluctuations in the cost of hot-rolled steel affect our operating costs and the prices that we charge our customers. We generally pass onto our customers most of the cost increase of raw material hot-rolled steel. For this reason, our revenue and cost of sales are directly related to the market price, demand and supply of steel.

•	Product mix and effect on gross margin. Our gross margin is primarily affected by our product mix. For the years ended December 31, 2011, 2010 and 2009, our gross margins were 29.7%, 29.9% and 30.1%, respectively. Fluctuations in our gross margin were primarily driven by changes in our product mix. Our production costs are generally higher in early phases of product introduction due to higher start-up costs and low production yield rate. Over time we typically improve our manufacturing efficiency. Furthermore, we have been able to price our finished products by using a cost-plus pricing strategy. Our value-add chromium plated products have a higher gross margin than that of our unplated products and constituted about 22.3% of total output in 2011. By increasing our operational plating capacity to 50% of total output in 2012, we expect to generate higher overall gross margin in the future.

•	Inventory Revaluation. Inventory revaluation arises from a de-valuation of our inventory and results in (1) a write-down of the inventory as inventory is valued at lower of actual cost or market value; and (2) a charge to net income as a result of the write-down. Under our procurement policy, we do not carry material amounts of raw material inventory without confirmed purchase orders with a predetermined sales price and delivery schedule. Thus, we were not negatively affected by the inventory revaluation as a result of the general decline in steel prices from late 2008 to 2011.

•	Consolidation in the Steel Industry. There has been significant consolidation in the global steel industry and consolidation is also taking place in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top several producers in China to account for the majority of national production. Cross border consolidation has also occurred with the aim of achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products. Notwithstanding the general trend towards consolidation in the industry, China’s specialty steel sector, the sector in which we operate, is dominated by privately-owned enterprises and is still highly fragmented. This fragmentation presents an opportunity for companies like ours to gain market share through acquisitions and internal expansion.

Gross Profit and Gross Margin

For the years ended December 31, 2011, 2010 and 2009, our gross margin was 29.7%, 29.9% and 30.1%, respectively.  Our direct costs of manufacturing are generally high when we first introduce a new product due to higher start-up costs and higher raw material consumption rate.  As production volumes increase, we typically improve our manufacturing efficiency and are able to strengthen our purchasing power by buying raw materials in greater quantities. In addition, our recently-launched wide-strip cold-rolled steel production actual output will tend to be relatively thick during its initial stage of production, thus generating a relatively lower average selling price and margin. As utilization of this production capacity continues to increase, the average thickness of finished products is expected to more closely reflect the designed average thickness of the new capacity; at that point we expect an increase in gross margin due to greater cost efficiencies.

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

Hong Kong.  We did not have any assessable profits subject to the Hong Kong profits tax from 2009 to 2011. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

PRC.  In 2007, the PRC government promulgated the EIT Law and the relevant implementing rules, which became effective on January 1, 2008.  Under the EIT Law and its implementing rules, all domestic and foreign investment companies became subject to a uniform enterprise income tax at the rate of 25%, effective January 1, 2008.  As a result, our PRC subsidiary, Henan Green, was subject to an enterprise income tax at the rate of 25% in 2009, 2010, and 2011.  Under the EIT Law, dividends from PRC subsidiaries to their non-PRC shareholders became subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementing rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China. See Item 3 “Key information— Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

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

Accounts Receivables

Most of our sales were conducted on pre-payment or COD basis.  However, during the normal course of business, we extend to some of our customers interest-free unsecured credit for a term of 30 days depending on a customer’s credit history, as well as local market practices.  We reviewed our accounts receivables quarterly and determined the amount of allowances, if any, necessary for doubtful accounts. Historically, we have not had any bad debt write-offs and, as such, we do not provide an arbitrary reserve amount for possible bad debts based upon a percentage of sales or accounts receivable balances.  Rather, we review our accounts receivable balances to determine whether specific reserves are required due to such issues as disputed balances with distributors, declines in distributors’ credit worthiness, or unpaid balances exceeding agreed-upon terms.  Based upon the results of these reviews, we determine whether a specific provision should be made to provide a reserve for possible bad debt write-offs.  We have provided 2% allowances for doubtful accounts in 2010; 10% allowance has been provided for specific doubtful accounts in 2011.  As of December 31, 2011, we communicate with our distributors each month to identify any potential issues and reassess our credit limits and terms with some of them based on their prior payment history and practice. We also plan to continue building upon our existing relationships and history with each of our customers to assist us in the full and timely collection of outstanding payments.

As of December 31, 2011 and 2010, we had outstanding accounts receivable totaling $6.4 million, $4.1 million and $4.8 million, respectively.  We believe that these outstanding amounts will be collected pursuant to the terms, conditions, and within the time frames agreed upon with our customers.  During the reported periods, we did not experience any material problems relating to distributor payments and had no bad debt write-offs. In terms of our liquidity, we reflect the extended interest-free unsecured credit in our cash flows for the reported periods. Therefore, we anticipate no changes from past cash flow patterns.

Inventories

We value inventories, consisting of work in process and raw materials, at the lower of cost or market.  Cost of material is determined on the weighted average cost method. Cost of work in progress includes direct materials, direct production cost and an allocated portion of production overhead.  We evaluate inventory periodically for possible obsolescence of our raw materials to determine if a provision for obsolescence is necessary.  Due to the durable nature of our raw materials which primarily consist of hot-rolled steel sheet, we had no reserve obsolescence at December 31, 2011.  Our estimates for determining the provision for obsolescence may be affected by technological changes and developments to our product offerings and changes in governmental regulations.

As of December 31, 2011 and 2010, we had an inventory balance of $24.5 million and $7.0 million, respectively.

Recently Issued Accounting Standards

We describe below recent pronouncements that have had or may have a significant effect on our financial statements.  We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No.2011-05, “Comprehensive Income (Topic 220).” This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments’ in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income not do the amendments affect how earnings per share is calculated or presented. This ASU applied retrospectively and is effective for fiscal years and interim periods within years beginning after December 15, 2011, which for the Group means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Group’s financial position or results of operations.

In May 2011, the FASB amended ASC 820, "Fair Value Measurement." This amendment is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards (“IFRS”) requirements for measurement of and disclosures about fair value. This guidance clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of this amendment will not have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Results of Operations

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

(All amounts in thousands of U.S. dollars, except for the percentages)

	Year Ended December 31,
	2011		2010		2009
	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue
Revenue	$341,778	100%	$253,866	100.0%	$218,903	100.0%

Cost of revenue	(240,200)	(70.3)%	(177,870)	(70.1)%	(153,095)	(69.9)%

Gross profit	101,578	29.7%	75,997	29.9%	65,807	30.1%

Operating expenses:
General and administrative expenses	(10,707)	(3.1)%	(7,796)	(3.1)%	(4,574)	(2.1)%
Selling and marketing expenses	(1,634)	(0.5)%	(1,251)	(0.5)%	(919)	(0.3)%
Warrant compensation expenses	(5,700)	(1.7)%	-	-	-	-
Total operating expenses	(18,041)	(5.3)%	(9,047)	(3.6)%	(5,493)	(2.4)%

Operating income	83,537	24.4%	66,950	26.4%	60,315	27.6%

Other income and (expense):
Interest income	1,913	0.6%	1,087	0.4%	829	0.3%
Interest expenses	(6,470)	(1.9)%	(5,287)	(2.1)%	(3,238)	(1.5)%
Sundry income	602	0.2%	270	0.1%	294	0.1%

Income before income taxes	79,582	23.3%	63,020	24.8%	58,200	26.6%

Income tax expense	(21,961)	(6.4)%	(15,937)	(6.3)%	(14,752)	(6.7)%
Net Income	$57,621	16.9%	$47,083	18.5%	$43,448	19.8%

Comparison of Fiscal Years Ended December 31, 2011 and 2010

Revenue.  Our revenue is generated from sales of our cold-rolled steel products. Our revenue increased by $87.9 million, or 34.6%, to $341.8 million in 2011 from $253.9 million in 2010.  The increase in revenue was primarily due to both a 16.2% increase in average selling price to $984 per ton for 2011, compared to $847 per ton for 2010, and a 15.8% increase in sales volume to approximately 347,200 tons for 2011, as compared to approximately 299,800 tons for 2010.

Cost of Revenue.  Our cost of revenue includes the direct costs of our raw materials, primarily hot-rolled steel coil, as well as the cost of labor and overhead. Our cost of revenue increased by $62.3 million, or 35.0%, to $240.1 million in 2011 from $177.9 million in 2010.  The increases were primarily due to increased sales volume as well as increased raw material costs from the testing of our new chromium-plating line during the first quarter of 2011 and our new 150,000-ton wide strip product lines during the second quarter of 2011, as well as added costs due to higher average thickness of the newly introduced wide-strip capacity than the designed finished product thickness, which we believe requires greater testing and production to achieve.

Gross Profit.  Our gross profit is equal to the difference between our revenue and our cost of revenue. Our gross profit increased by $25.6 million, or 33.7%, to $101.6 million in 2011 from $76.0 million in 2010.  Gross profit as a percentage of revenue (gross margin) was 29.7% in 2011, compared to 29.9% in 2010. The slight decrease in gross margin was due to increased raw material costs noted above.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional service fees, bad debts reserve and other expenses incurred in connection with general operations. Our general and administrative expenses increased by $2.9 million, or 37.3%, to $10.7 million in 2011 from $7.8 million in 2010.  As a percentage of revenue, general and administrative expenses were 3.1% of revenue in 2011, the same as in 2010.  The increase was primarily attributable to additional salary and training expenses from employee hiring in anticipation of the opening of our new production facility and additional expenses incurred in 2011 related to being a public company, such as legal and other professional service fees.

Selling Expenses.  Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs.  Our selling expenses increased by $0.4 million, or 30.6%, to $1.6 million in 2011 from $1.2 million in 2010.  As a percentage of revenue, our selling expenses were 0.5% in 2011, the same as for 2010.  The increase was mostly attributable to increased sales staff traveling expenses and other costs relating to selling activities.

Warrant Compensation Expenses. In year 2011, the Company incurred $5.7 million of one-time non-recurring warrant exercise expenses associated with the exercise of our public warrants before their expiration in March 2011. These expenses included payments of warrant compensation expenses of $1.5 million to Oasis, whose sole shareholder is the daughter of Mr. Mingwang Lu, and $3.5 million to Plumpton. These companies were not warrant holders; they had received these payments pursuant to our Merger Agreement. The remaining $0.7 million was paid as professional fees to unrelated parties on handling the warrant exercise.

Interest and Other Income. Interest and other income is mainly interest income generated from the restricted cash balance.  Our interest and other income increased by $1.2 million, or 85.3%, to $2.5 million in 2011 from $1.4 million in 2010.  The increase was attributable to interest earned on a higher average balance of restricted cash, which was deposited with local banks as a cash guarantee for the notes payable that these banks issued to our raw material suppliers, as well as higher average bank account balances in 2011 as compared to 2010.

Interest Expense.  Interest expense is primarily interest expense on notes payable and short term loans related to our daily business operations.  Our interest expense increased by $1.2 million, or 22.4%, to $6.5 million in 2011 from $5.3 million in 2010.  The increase was attributable to the increased bank facilities we secured in 2011 in anticipation of our increased working capital needs relating to our expected expansion of production line capacity.

Income Taxes.  We incurred income tax expense of $22.0 million and $15.9 million in 2011 and 2010, respectively.  The effective corporate income tax rates were 27.6% and 25.3% in 2011 and 2010, respectively. The increase was due to the loss of China Gerui which was not subject to tax.

Net Income.  Our net income increased by $10.5 million, or 22.4%, to $57.6 million in 2011 from $47.1 million in 2010, and diluted earnings per share increased by $0.01, or 1.0%, to $1.02 in 2011 from $1.01 in 2010 as a result of the cumulative effect of the factors described above. Basic earnings per share decreased by $0.05, or 4.7%, to $1.02 in 2011 from $1.07 in 2010, due to the increase in the number of outstanding shares resulting from the exercise of our public warrants during the first quarter of fiscal year 2011.

Comparison of Fiscal Years Ended December 31, 2010 and 2009

Revenue.  Our revenue increased by $35.0 million, or 16.0%, to $253.9 million in 2010 from $218.9 million in 2009.  During 2010, our sales volume was up by 20.0% to 299.8 metric tons from 249.9 metric tons during 2009.  However, our average selling price was down from $876 per metric ton during 2009 to $847 per metric ton during 2010 as a result of our strategic decision to increase capacity utilization and sales volume to generate greater revenue growth in 2010, which was partially offset by overall price reductions based on product and market demand.

Cost of Revenue.   Our cost of revenue increased by $24.8 million, or 16.2%, to $177.9 million in 2010 from $153.1 million in 2009.  The increases were primarily due to (i) higher costs associated with the overall increase in the volume of products sold including raw materials, labor, energy and other costs, which we believe were in line with our increased sales and (ii) other production capacity-related factors such as additional depreciation resulting from newly acquired equipment and direct labor input which contributed to the increased level of manufacturing overhead.

Gross Profit.  Our gross profit increased by $10.2 million to $76.0 million in 2010 from $65.8 million in 2009.  Gross profit as a percentage of revenue (gross margin) was 29.9% in 2010, reflecting almost no change in 2010 compared to 30.1% in 2009.

General and Administrative Expenses.  Our general and administrative expenses increased by $3.2 million to $7.8 million in 2010 from $4.6 million in 2009.  As a percentage of revenue, general and administrative expenses were 3.1% of revenue in 2010 as compared to 2.1% in 2009.  The increase was primarily attributable to additional salary and training expenses from employee hiring in anticipation of the opening of our new production facility and additional expenses incurred in 2010 related to being a public company, such as legal and other professional service fees.

Selling Expenses. Our selling expenses increased by $0.3 million, or 36.1%, to $1.3 million in 2010 from $0.9 million in 2009.  As a percentage of revenue, our selling expenses were 0.5% in 2010, as compared to 0.3% in 2009.  The increase was mostly attributable to increased sales staff traveling expenses and other costs relating to selling activities.

Interest and Other Income. Our interest and other income increased by $0.3 million, or 31.1%, to $1.1 million in 2010 from $0.8 million in 2009.  The increase was attributable to interest earned on a higher average balance of restricted cash, which was deposited with local banks as a cash guarantee for the notes payable that these banks issued to our raw material suppliers, as well as higher average bank account balances in 2010 as compared to 2009.

Interest Expense.  Our interest expense increased by $2.0 million, or 63.3%, to $5.3 million in 2010 from $3.2 million in 2009.  The increase was attributable to the increased bank facilities we secured in 2010 in anticipation of our increased working capital needs relating to our expected expansion of production line capacity.

Income Taxes.  We incurred income tax expense of $15.9 million and $14.8 million in 2010 and 2009, respectively.  The effective EIT rates were 25% and 25% respectively in the two aforesaid years.

Net Income.  Our net income increased by $3.6 million, or 8.4%, to $47.1 million in 2010 from $43.4 million in 2009, as a result of the cumulative effect of the factors described above. Basic earnings per share decreased by $0.22, or 17.1%, to $1.07 in 2010 from $1.29 in 2009 due to a private placement and the exercise of public warrants during 2010, and diluted earnings per share decreased by $0.14, or 12.2%, to $1.01 in 2010 from $1.15 in 2009, due to the private placement.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2011	2010	2009
Net cash provided by operating activities	$56,248	$36,478	$33,788
Net cash provided by (used in) investing activities	(102,824)	(84,119)	(31,350)
Net cash provided by (used in) financing activities	165,974	84,004	34,514
Net cash inflow	119,398	36,363	36,952

Intra-Company Transfers

We are subject to the PRC rules and regulations on foreign currency conversion. We may convert foreign currency held by our public holding company into RMB for use in our PRC subsidiary’s business operations which fall within its business scope. The qualified banks responsible for conversion of the foreign currency will review the relevant transaction documents and process the payment in respect of such conversion for us directly. However, the RMB amount converted from foreign currency may not generally be used for any further onshore equity investment or real estate investment for non-self use purpose.

Our PRC subsidiary, Henan Green, may generally only obtain cash investments from its shareholder, Wealth Rainbow, by way of a shareholder loan or increase of the registered capital of Henan Green. Therefore, in order for us to transfer cash to Henan Green, we must generally transfer the cash to Wealth Rainbow first and have Wealth Rainbow make a loan or contribute the registered capital to Henan Green. There are no PRC tax consequences from such transfers. Henan Green may only obtain a shareholder loan up to the amount equal to the difference between its total investment amount and its registered capital. The total investment amount refers to the amount of funds required for operation of the company, which consists of initial investment, the working capital, and subsequent additions to inventory and equipment necessary for a fully operational and profitable company; and the registered capital refers to the capital contribution of the shareholders that is registered with the governmental agency. A shareholder loan must also be registered with the local SAFE office within 15 days after the signing of the relevant loan documents. The repayment and interest incurred on such loan may be legally remitted to the offshore company without additional PRC legal requirements. Henan Green may increase its registered capital during its operation period, but the increase must receive shareholder approval and the approval of the relevant PRC authorities.

The annual income of Henan Green, after the payment of PRC income taxes and before distributions of any dividends to shareholders, must be allocated to the statutory surplus reserve. The proportion of allocation for reserve funds must be at least 10% of the profit after tax until the accumulated amount of funds allocated to the statutory surplus reserve reaches 50% of the registered capital. Statutory surplus reserves are to be used to offset prior years’ losses, or to increase its registered capital. In case of conversion of the statutory surplus reserves to registered capital, the remaining amount of the reserve should be not less than 20% of the registered capital before the conversion.

According to the PRC EIT law and its implementation rules, Henan Green must pay withholding taxes relating to dividends at a rate of 20% of its income, which would be reduced to 10% by the EIT law implementation rules if Wealth Rainbow is considered a non-PRC tax resident enterprise, which must be withheld by Henan Green before it may remit the dividend payments. As Wealth Rainbow is a Hong Kong company, under the tax treaty between mainland China and Hong Kong, Wealth Rainbow may enjoy a preferential withholding tax rate of 5% of the total dividends which may be lower than that requested by the PRC EIT law and its implementation rules. However, whether such preferential tax rate will be granted will be decided by the relevant PRC tax authority.

The PRC foreign exchange control policy may have an impact on our ability to transfer cash from our offshore subsidiaries to Henan Green. The SAFE sets high standards and strict requirements for settlement of foreign exchange gained from shareholder loans or increases in the registered capital of foreign-invested enterprises in the PRC. In addition, the RMB funds converted from capital settlement should not be used for any domestic equity investment or purchase of any domestic real estate for non-self use purpose.

The foregoing restrictions on the ability of our subsidiaries to transfer cash to other entities within our corporate structure are not expected to have a material impact on the net assets and liquidity of the Company and its subsidiaries.

As of December 31, 2011, the Company’s cash balance, including both unrestricted and restricted cash, in RMB or other currency, totaled $367,908,849, of which 96.8% (approximately $356,086,434) was held in RMB form by the banks in China whereas the remaining 3.2%, or $11,822,415, were held in U.S. dollars with banks or brokers located in Hong Kong or the United States.

Operating Activities

Net cash provided by operating activities was $56.2 million in 2011, as compared to $36.5 million in 2010, an increase of 54.2%.  The increase primarily resulted from increased net income, increased cash provided by customer deposits as prepayment for sales orders and increased accounts payable to raw material suppliers, which was partly offset by cash used in inventory buildup and settlement of accounts payable.

Net cash provided by operating activities was $36.5 million in 2010, as compared to $33.8 million in 2009, an increase of 8.0%.  The increase primarily resulted from reduced inventory of raw materials and work-in-progress, improved credit management resulting in declining accounts receivable balance, reduced customer deposits as a result of revenue recognition, and reduction of accrued liabilities and other payables, which was partially offset by an increase in prepaid expenses  and accounts payable balance.

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

Investing Activities

Cash used in investing activities mainly consists of capital expenditures, shareholders’ borrowings, and increases in restricted cash.

Net cash used in investing activities was $102.8 million in 2011, as compared to $84.1 million net cash used in investing activities in 2010.  The change mainly resulted from increased payment for current and future land use rights, as well as increase in restricted cash which were required by local PRC banks for notes payable the issued to Company’s raw material suppliers. .

Net cash used in investing activities was $84.1 million in 2010, as compared to $31.3 million net cash provided by investing activities in 2009.  The change mainly resulted from (1) increased capital expenditures from the newly completed 50,000-metric-ton chromium-plating line as well as other expenditures relating to our capacity expansion program; (2) increased restricted cash levels as a result of our increased use of bank financing in 2010 and (3) payment for the land use rights related to the additional land purchased and reserved for our capacity expansion program.

We paid $30.0 million in 2011, $65.1 million in 2010 and $5.2 million in 2009 to acquire capital equipment.  Restricted cash had an increase of $47.2 million in 2011, an increase of $29.0 million in 2010 and an increase of $12.8 million in 2009.

Financing Activities

Cash used in financing activities mainly consists of dividends paid, distributions to shareholders, repayment of bank loans, withdrawal and repayment of borrowings from related parties.

We paid dividends of $0 in 2011, $0 in 2010 and $9.6 million in 2009.

Net cash provided by financing activities was $166.0 million in 2011, as compared to $84.0 million net cash provided by financing activities in 2010.  The increase in cash provided by financing activities was primarily due to proceeds from notes payable, purchase of treasury stock and from exercise of our public warrants prior to their expiration in March 2011.

Net cash provided by financing activities was $84.0 million in 2010, as compared to $34.5 million net cash used in financing activities in 2009.  The increase in cash provided by financing activities was primarily due to the proceeds from additional bank loans that we secured from local banks, proceeds from our private placement of ordinary shares in June 2010 and increased notes receivable financing.

We repaid short-term loans of $45.8 million in 2011, $46.0 million in 2010 and $37.3 million in 2009, while incurring new short-term borrowings of $43.8 million in 2011, $56.1 million in 2010 and $40.6 million in 2009.  We increased our notes payable financing by $111.7 million in 2011, $45.2 million in 2010 and $14.1 million in 2009.

Capital Expenditures

We believe that our future capital expenditures will be incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our facilities, (ii) leasehold improvements, (iii) investment in equipment, technology and operating systems, (iv) capitalized interest, and (v) acquisition of land use rights.  Our planned capital expenditures of approximately $25 million for 2012 are for (i) the testing and optimization of 100,000 metric tons of processing capacity by the third quarter of 2012, resulting in total and operational capacity of 500,000 metric tons of cold-rolled steel processing, out of which 50% can be further plated with chromium, zinc or tin; (ii) upgrade our existing narrow strip acid pickling line for acid regeneration and environment control; (iii) technical upgrades to existing capacity in an effort to further optimize the Company’s product mix, (iv) potential acquisitions or strategic partnership initiatives, and (v) the acquisition of land use rights ownership over our facilities.  We expect to finance these capital expenditures from cash on hand, future internal cash flows, short-term bank borrowings, and funds raised from capital markets.

Loan Facilities

We believe that we currently maintain a good business relationship with many banks.  As of December 31, 2011, our outstanding bank loans were as follows:

(All Amounts in U.S. Dollars)

Bank	Amount
Bank of Zhengzhou	$7,626,431
Shanghai Pu Dong Development Bank	11,121,880
China Merchants Bank	7,944.200
China Citic Bank	3,177,680
Bank of Xuchang	4,766,520
Bank of Luoyang	9,533,040
Total	$44,169,751

As of December 31, 2011 and 2010, our outstanding notes payable were as follows:

(All Amounts in U.S. Dollars)

	2011	2010

Classified by financial institutions:
China Citic Bank	$42,580,912	$19,696,970
Bank of Zhengzhou	9,533,040	3,030,303
Minsheng Bank of China	24,229,810	6,030,303
Guangdong Development Bank	14,299,560	12,121,212
Shanghai Pudong Development Bank	15,888,400	18,939,394
China Merchants Bank	16,523,936	6,060,606
China Everbright Bank	19,066,080	13,636,364
Bank of Luoyang	24,627,020	5,166,666
Bank of Communications	12,710,720	-
Bank of Pingdingshan	25,421,438	-
Bank of Xuchang	-	1,545,454
	$204,880,916	$86,227,272

All of the above term loans are of fixed term with a period of 12 months or less.  For those loan facilities obtained from banks, all these term loans are either guaranteed and secured by our fixed assets, including buildings, machinery and land use rights, or guaranteed by third parties and a related party and the lessor of our land and buildings, Zhangzhou Company. Zhengzhou Company has pledged its land use rights and buildings under its guarantee. As of December 31, 2011, all of our credit facilities were fully used.

We had the following contingencies and commitments as of December 31, 2011:

On June 28, 2011, our subsidiary, Henan Green, entered into a mutual financial guarantee agreement with Henan Xinye Textile Co., Ltd., a non-related company. Under the agreement, both companies are contingent as guarantor with a maximum potential amount of future payment of approximately $4.8 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through December 31, 2012.

On October 31, 2011, Henan Green entered into a financial guarantee agreement with Zhengzhou Aluminium Industry Co., Ltd., a non-related company, arranged by China Citic Bank. Under the agreement, Henan Green acts as a guarantor for Zhengzhou Aluminium Industry Co., Ltd. Under the agreement, Henan Green is contingent as guarantor with a maximum potential amount of future payment of approximately $2.4 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through September 7, 2014.

On November 4, 2011, Henan Green entered into a financial guarantee agreement with Do-Fluoride Chemicals Co., Ltd., a non-related company. Under the agreement, Do-Fluoride Chemicals Co., Ltd is contingent as a guarantor for Zhengzhou Aluminium Industry Co., Ltd. with a maximum potential amount of future payment of approximately $4.0 million and Henan Green also agreed to guarantee the future payment of Zhengzhou Aluminium Industry Co., Ltd. for Do-Fluoride Chemicals Co., Ltd. The guarantee is effective through November 3, 2013.

We believe that Zhengzhou Aluminium Industry Co., Ltd. experienced financial difficulties in 2011 and may not be able to perform on its payments under its loans and guarantees. If Zhengzhou Aluminium Industry Co., Ltd. is unable to repay its debt or guarantees, we may be required to pay up to $6.4 million related to its debt and guarantees. No provision has been made in our financial statements for this obligation as we have not been called upon to date to perform under our guarantee.

As of December 31, 2011 and 2010, we have evaluated all such proceedings and claims, and determined that we were not subject to any loss contingencies either for legal proceedings or claims. In addition, we have not become aware of any product liability claims arising during the years ended December 31, 2011 and 2010; therefore, we have not recognized a liability for product liability claims.

We believe that in the event that all of our creditors demanded immediate repayment, we would have sufficient cash on hand to repay the debt. However, some of the consequences of this occurrence would be that we may need to suspend most or all capital expenditures, which may cause our growth to slow or, possibly, reverse if we lose market share to a competitor due to an inability to expand.

The Company was not in compliance with certain financial covenants under loan agreements, due to making advances or providing guarantees to other unrelated parties without prior notices made to the bank during the year ended December 31, 2011 and as of the balance sheet date. No action or penalty has been taken by the local PRC banks during the year and subsequent to the year ended, all notes payable agreements and term loan agreements were still enforceable.

During the three-year period from 2009 to 2011, our cash, restricted cash, notes payable and term loans balances steadily increased.  As discussed in further detail below, this increase was due to our expectations of our cash needs for each year.  We accumulated increasing cash from operations, short-term loans and notes payable to ensure that we would have sufficient cash on hand for our projected cash needs relating to increased sales and corresponding raw material purchases, our capacity expansion program, potential strategic acquisitions, and as security for our notes payable.

As of December 31, 2011, 2010 and 2009, we maintained restricted cash of $118.1 million, $66.5 million and $37.5 million, respectively, non-restricted cash of $246.6 million, $119.5 million and $79.6 million, respectively, notes payable in the amount of $204.9 million, $86.2 million and $41.0 million, respectively, and short-term loans in the amount of $44.2 million, $44.1 million and $34.0 million, respectively.  Our total cash balance and our short-term loans and notes payable balances increased each year as compared to the prior year.  These changes were the result of the nature of our projected and actual cash needs and the limitations and requirements of our creditors.

Our net cash provided by operating activities during 2009, 2010 and 2011 was expected to be from $30 million to $35 million, from $35 million to $40 million and from $55 million to $65 million per year in 2009, 2010 and 2011, respectively, in line with actual net cash provided by operating activities consisting of approximately $33.8 million, $36.5 million and $56.2 million in 2009, 2010 and 2011, respectively. Net cash was not allocated for use in repaying our debt because it was reserved for our projected needs for increasing capital expenditures, potential strategic acquisition costs, or restricted cash security underlying increasing notes payable expenses relating to short-term working capital needs, which are discussed below.

The capital expenditure requirements of our capacity expansion program and land use rights acquisition led us to project that our capacity expansion costs would be from $5 million to $10 million, from $60 million to $70 million and from $25 million to $30 million per year in 2009, 2010 and 2011, respectively, which were in line with our actual capital expenditures for property, plant and equipment of approximately $5.2 million, $65.1 million and $30.0 million in 2009, 2010 and 2011, respectively, and for land use rights acquisitions of approximately $nil, $4.0 million and $19.3 million in 2009, 2010 and 2011, respectively.

Further, the uncertainty and volatility of prices of our principal raw material, i.e., hot rolled steel coil, and our past expectation that our raw material purchases would generally increase to meet rising demand, caused us to maintain increasing cash balances in 2009, 2010 and 2011 to ensure that there would be sufficient cash to protect against increased prices.

Additionally, a component of our growth strategy is to invest in or acquire businesses complementary to ours or to form strategic partnerships with industry leaders that would enable us, among other things, to expand the products we offer to our existing target customer base, and that would provide opportunities to expand into new markets.  As a result, we maintained our cash balance in part to enable us to capitalize on potential attractive growth opportunities in this respect that we believed would enhance shareholder value, which we anticipated would require up to $10 million, $35 million and $90 million of additional capital requirements in 2009, 2010 and 2011, respectively.

During 2009, 2010 and 2011, we expected that long-term loan facilities from Chinese banks would be generally unavailable to non-state-owned companies.  We also expected the relatively weak state of the U.S. capital markets to limit our ability to raise capital.  We likewise expected short-term bank loans to be available only in limited amounts for non-state-owned companies like ours, and that they could be used only for short-term working capital needs.  In order to obtain sufficient cash to meet our cash requirements, we therefore used notes payable issued by banks to our raw materials suppliers, a commonly-used financing alternative for non-state-owned companies in China.  The issuing banks in turn required that we maintain 50-100% of the principal amounts as restricted cash, which in turn necessitated that we maintain a substantial amount of restricted cash on hand and maintain notes payable balances that exceeded our actual cash needs in 2009, 2010 and 2011, respectively.

As a result of our cash management strategy, our actual interest expense cash payment increased by $2.0 million, or 63.3%, to $5.3 million in 2010 from $3.2 million in 2009. In 2011, our interest expense cash payment increased by $1.2 million, or 22.4%, to $6.5 million.

We believe that our currently available working capital, including anticipated cash flow from operations and available credit facilities referred to above are adequate to finance our operations at current levels through at least the next twelve months.  In this regard, we are not experiencing any difficulties in the acquisition and rollover of our short term credit facilities that fund our daily operations.  We anticipate rollovers of all current facilities coming due in the 2012 operating year and do not foresee a squeeze on the availability of credit to fund our operations and meet our growth objectives.

Research and Development, Patents and Licenses, Etc.

During 2009, 2010 and 2011, we continuously reviewed our in-house cold-rolled steel production and chromium-plating process for further improvement of quality of existing lines of products, our ability to customize to customers’ unique needs, and operation efficiency. We also worked with external consultants from universities and steel industry associations to evaluate and test new products to allow us to optimize our product mix at higher profitability levels.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

In the ordinary course of business practices in China, we enter into transactions with banks or other lenders where we guarantee the debt of other parties. These parties may be related to or unrelated to us. Conversely, our debt with lenders may also be guaranteed by other parties which may be related or unrelated to us.

Under U.S. GAAP, these transactions may not be recorded on our balance sheet or may be recorded in amounts different than the full contract or notional amount of the transaction. Our primary off-balance sheet arrangements would result from our loan guaranties in which Zhengzhou Company would provide contractual assurance of the debt, or guarantee the timely re-payment of principal and interest of the guaranteed party, and pledged its land and buildings which we lease from it in support of such guarantee. Zhengzhou Company has not received, nor is entitled to receive, any consideration for the above-referenced guarantees, and we are not independently obligated to indemnify it for any amounts paid by them pursuant to any guarantee.

Typically, no fees are received for this service. Thus, in those transactions, Zhengzhou Company would have a contingent obligation related to the guarantee of payment in the event the underlying loan is in default.

On June 28, 2011, we entered into a mutual financial guarantee agreement with Henan Xinye Textile Co., Ltd., a non-related company. Under the agreement, both companies are contingent as guarantor with maximum potential amount of future payment approximately of $4.8 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through December 31, 2012.

On October 31, 2011, we entered into a financial guarantee agreement with Zhengzhou Aluminium Industry Co., Ltd., a non-related party, arranged by China Citic Bank. Under the agreement, Henan Green acts as a guarantor for Zhengzhou Aluminium Industry Co., Ltd. Under the agreement, Henan Green is contingent as guarantor with maximum potential amount of future payment approximately $2.4 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through September 7, 2014. We believe that Zhengzhou Aluminium Industry Co., Ltd. experienced financial difficulties in 2011 and may not be able to perform on its payments under its loans and guarantees. If Zhengzhou Aluminium Industry Co., Ltd. is unable to repay its debt or guarantees, we may be required to pay up to $6.4 million related to its debt and guarantees. No provision has been made in our financial statements for this obligation as we have not been called upon to date to perform under our guarantee.

On November 4, 2011, we entered into a financial guarantee agreement with Do-Fluoride Chemicals Co., Ltd., a non-related company. Under the agreement, Do-Fluoride Chemicals Co., Ltd. is contingent as a guarantor for Zhengzhou Aluminium Industry Co., Ltd. with a maximum potential amount of future payment approximately of $4.0 million and we also agreed to guarantee the future payment of Zhengzhou Aluminium Industry Co., Ltd. for Do-Fluoride Chemicals Co., Ltd. The guarantee is effective through November 3, 2013.

On January 13, 2012, we entered into a financial guarantee agreement with Bank of Communications, a non-related party. Under the agreement, we act as a guarantor for Henan Xinye Textile Co., Ltd., also a non-related party. Under the agreement, we are contingent as guarantor with a maximum potential amount of future payment of approximately $4.8 million. The guarantee is effective through two years after the loan period.

Transactions described above require accounting treatment under Topic 460 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Under that standard, we would be required to recognize the fair value of guarantees issued or modified after December 31, 2002, for non-contingent guarantee obligations, and also a liability for contingent guarantee obligations based on the probability that the guaranteed party will not perform under the contractual terms of the guaranty agreement.

We have assessed the contingent liabilities arising from the above-described guarantees and have considered them immaterial to the consolidated financial statements. Therefore, no liabilities in respect of the guarantees were recognized as of December 31, 2011.

Except as described above, we do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

Tabular Disclosure of Contractual Obligations

The table below shows our contractual obligations as of December 31, 2011.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$812,526	$28,767	$61,526	$67,774	$654,459
Notes payable	204,880,916	204,880,916	-	-	-
Term loans	44,169,751	44,169,751	-	-	-
Plant	301,880	301,880	-	-	-
Future land use right acquisition	7,131,796	7,131,796	-	-	-
Purchase of machinery and equipment	9,753,549	9,753,549	-	-	-
Land use right acquisition	1,404,926	1,404,926
Employment agreements with officers	820,000	820,000	-	-	-
Total	$269,273,345	$268,491,585	$61,526	$67,774	$654,459

Our operating lease obligations result from the land use rights associated with the land, including a state-owned reservoir on the premises that the company acquired for planned capacity expansion.

Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Mingwang Lu	59	Chairman of the Board of Directors and Chief Executive Officer
Edward Meng	44	Chief Financial Officer
Yi Lu	36	Director
Harry Edelson	78	Director
J.P. Huang	51	Director
Kwok Keung Wong	63	Director
Yunlong Wang	49	Director
Maotong Xu	72	Director

Mr. Mingwang Lu. Mr. Lu became our Chairman of the Board and Chief Executive Officer on March 17, 2009 and has served as Henan Green’s General Manager since 2000.  He was previously senior economist and engineer of Henan Green.  Mr. Lu has been in the steel industry since 1985, with expertise in managing and marketing cold-rolled steel construction, technologies, production and marketing.  Mr. Lu was elected as a member of the 9th, 10th and 11th National People’s Congress in Henan Province.  He has been awarded numerous honors including the “Wuyi Labor Medal,” “Excellent Director/Manager in Henan Province,” “National Excellent Township Entrepreneur” and “Expert in Steel Industry of Henan Province.”

Mr. Edward Meng. Mr. Meng has been our Chief Financial Officer since October 19, 2009.  Prior to that Mr. Meng was our Director of Investor Relations since April 2009.  From July 2007 to October 2008, Mr. Meng served as the part-time and then full-time Chief Financial Officer of A-Power Energy Generation Systems (Nasdaq GS: APWR), an alternative energy company.  From 2007 to 2008, Mr. Meng served as an independent director and chairman of the audit committee of China Housing and Land Development Limited (Nasdaq CM: CHLN), a Chinese real estate development company and Huiheng Medical Inc. (OTCBB: HHGM), a Chinese company which, through its subsidiaries, designs, develops, and markets radiation therapy systems used for the treatment of cancer in the PRC.  Mr. Meng also previously served as Vice President of Finance/Chief Financial Officer of Terex Corporation, Beijing Representative Office from 2007 to 2008, which is a diversified global manufacturer of a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining and utility.  In 2007, Mr. Meng served briefly as the part-time Chief Financial Officer and a director of Navstar Media Holdings, Inc., a public U.S. holding company with PRC operating subsidiaries specializing in media content production and distribution.  Mr. Meng was a Senior Financial Consultant to Shell (China) Limited from 2006 to 2007 and was the Chief Financial Officer of Koch Materials (China) Co., from 2003 to 2006. Prior to that, he served in executive and senior managerial positions at Intelsat, Inc. from 1997 to 2003 and Schenker International AG (China) from 1992 to 1995. A Certified Public Accountant, Mr. Meng is experienced in both PRC and U.S. GAAP accounting.  Mr. Meng received his MBA from Georgetown University and a Bachelor’s degree in English from Sichuan International Studies University in China.  He is fluent in both Mandarin and English.

Mr. Yi Lu. Mr. Lu became a member of our Board of Directors on March 17, 2009 and has served as the Deputy General Manager of Henan Green since May 2008.  From July 2003 to May 2008, he served as General Manager of Henan Green. While with Henan Green, Mr. Lu helped develop 5 series as well as over 20 types of high precision strip steel products.  Prior to joining Henan Green, Mr. Lu served as the recording department director of Zhengzhou Television Station.  He has been honored as one of the sixth top ten excellent youth of Xinzheng City in June 2005, and elected into the second Union of Youth Committee in April 2006.  Mr. Lu graduated from Northwest College in business administration.

Mr. Harry Edelson. Mr. Edelson became a member of our Board of Directors on March 17, 2009 and served as COAC’s Chairman of the Board and Chief Executive Officer from its inception to its merger with us in March 2009.  Since August 1984, he has been the managing partner of Edelson Technology Partners, which manages a series of four venture capital technology funds, or the Edelson Funds, for ten multinational corporations (AT&T, Viacom, Ford Motor, Cincinnati Bell, Colgate Palmolive, Reed Elsevier, Imation, Asea Brown Boveri and UPS) and two large pension funds. Mr. Edelson previously worked for Merrill Lynch, Drexel Burnham Lambert and CS First Boston.  Mr. Edelson is a former president of the Analyst Club, the oldest club on Wall Street, founded in 1925, and is President and a founding member of the China Investment Group LLC, an organization formed to provide a forum to update and exchange its members’ knowledge of China. He has been a member of the Juilliard Council since 2001. The Julliard Council is one of the world’s leading schools in the fields of music, dance and acting. Mr. Edelson was honored in the Knesset by receiving the Israel 50th Anniversary Award from the Prime Minister of Israel.  Mr. Edelson is a member of The Chinese Business lawyers Association, The Asia Society and the China Cultural Foundation. He is also an advisor to the China Cultural Foundation. He has given numerous speeches in Hong Kong, China and the United States on investing in China.  Mr. Edelson received a B.S. from Brooklyn College and an MBA from New York University Graduate School of Business.

Dr. J.P. Huang. Dr. Huang became a member of our Board of Directors on March 17, 2009 and has been Founder, Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc. since 1988.  Under Dr. Huang’s advisory guidance, Jpigroup has been one of China’s major private investment and development companies that has invested and advised in the areas of regional development, land development, real estate, infrastructure, manufacturing, human capital development, technologies and financial services.  From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during that time, he was very active and instrumental in helping formulating some of China’s first open door strategies and reform plans, especially in the area of international investment and trade. Dr. Huang holds a Ph.D. in economics from University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance. Dr. Huang acted as a consultant to COAC in connection with our merger with COAC.

Mr. Kwok Keung Wong. Mr. Wong became a member of our Board of Directors on March 17, 2009.  He has in-depth and practical business working experience in dealing with Chinese companies and the Chinese government and assisting foreign investors in doing investments in China for more than twenty years. Since 2000, he has been the Senior Consultant of Thundercap Investments Consultant Limited, a consulting company that advises Chinese clients regarding the raising of funds through Sino-foreign joint ventures, private investment and overseas initial public offerings. Since 1986, Mr. Wong has been a private consultant providing services in the areas of marketing, manufacturing, production, financing and management to more than twenty Chinese enterprises. From 2000 to 2007, he provided consultation services and successfully assisted three Chinese companies in completing initial public offerings in Singapore.

Mr. Yunlong Wang. Mr. Wang  became a member of our Board of Directors on March 17, 2009 and has been the Head and Chief Engineer of Biotech Research Center of Henan Province in China since 2000.  Mr. Wang specializes in human cell research and has published over twenty theses in that and related fields.  He has been admitted and recognized as a member Specialist in Bio-engineering by the State Council of China.  He also served as a Professor at the Henan Vocational Institute since 2005.

Mr. Maotong Xu. Mr. Xu became a member of our Board of Directors on March 17, 2009 and has been the secretary of the board of directors of Henan Green since 2000.  Prior to joining Henan Green, Mr. Xu had served with Henan Luoyang Steel Group from 1966 to 1997 as technician, engineer, vice general engineer and vice factory director.  Mr. Xu received a Bachelor’s degree from Beijing Steel College.

In connection with the business combination with COAC, the then shareholders of China Gerui – Oasis, Honest Joy, and Plumpton – and Mr. Edelson entered into a voting agreement with us, dated March 19, 2009, or the Voting Agreement, pursuant to which each of the shareholders of China Gerui and Mr. Edelson agreed to vote their ordinary shares in favor of the election of Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu, Yunlong Wang, Harry Edelson, and J.P. Huang as directors in specified classes in all elections through our annual meeting that will be held in 2012.  Except as otherwise disclosed above, there is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any of our directors or executive officers was selected as a director or member of senior management.

No family relationship exists between any of our directors and executive officers, except that one of our directors, Mr. Yi Lu, is the son of our Chairman and CEO, Mr. Mingwang Lu.

B.	Compensation

Non-Equity Compensation of Directors and Senior Management

In 2011, we paid an aggregate of $1.1 million in cash compensation to our directors and senior management as a group.  We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

Employment Agreements

As required by local Chinese labor law, our indirect subsidiary Henan Green has entered into employment agreements with each member of our senior management, which have substantially similar terms.   Under these agreements, each of our executive officers is employed for a specified time period, but we may terminate his or her employment for cause, at any time, without notice or remuneration, for certain acts, including but not limited to, his or her conviction of crimes, his or her breach of material corporate policy and his or her failure to perform his or her duties to our material detriment. Furthermore, either we or an executive officer may terminate his or her employment at any time without cause upon advance written notice to the other party.  If we terminate an executive officer’s employment without cause, we will pay the executive officer severance pay in accordance with applicable law. If an executive’s employment is terminated without cause or resigns for good reason prior to the expiration of the employment term, he shall be entitled to payment of (i) any earned but unpaid portion of base salary, (ii) any unpaid bonus that we have declared to be payable in respect of a fiscal year prior to the year in which the date of termination occurs, (iii) any amounts due and payable under our existing benefits plans, (iv) unreimbursed business expenses, in each case with respect to the period ending on the date of termination, and (v) severance payment in cash which is equal to six (6) months of base salary at the then current base salary rate. We do not have other arrangements with any executive officers for special termination benefits.

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

Equity Incentive Plan

On November 16, 2010, our Board of Directors and Compensation Committee adopted the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan, or the 2010 Plan. The 2010 Plan became effective on the date of its adoption, subject to approval by our shareholders within 12 months.  At our annual shareholders meeting held on December 8, 2010, our shareholders approved the adoption of the 2010 Plan.  Following is a summary of the material provisions of the 2010 Plan. Unless otherwise defined, capitalized terms in the following summary have the same meanings as provided in the 2010 Plan.

Purpose. The purpose of the 2010 Plan is promote the best interests of the Company and its shareholders by (i) assisting the Company and its Affiliates in the recruitment and retention of persons with ability and initiative, (ii) providing an incentive to such persons to contribute to the growth and success of our businesses by affording such persons equity participation in the Company and (iii) associating the interests of such persons with those of the Company and its affiliates and shareholders.  The 2010 Plan permits the grant of Nonqualified Share Options and Restricted Share Awards to such Eligible Persons, and subject to such terms and conditions, not inconsistent with the terms of the 2010 Plan, as the 2010 Plan administrator may determine in its discretion.

Administration.  The Plan may be administered by our Board of Directors or a committee appointed by the Board of Directors to administer the Plan. The Plan is currently being administered by our Compensation Committee. The administrator has the authority to determine the Eligible Persons who shall receive grants of Awards under the 2010 Plan and the specific terms and conditions of all Awards granted under the 2010 Plan, including, without limitation, the number of Shares subject to each Award, the price to be paid for the Shares, the applicable vesting criteria, our repurchase rights in connection with the ordinary shares issued in connection with the exercise of an Award and any other restrictions or limitations applicable to Awards or the ordinary shares issued thereunder. The administrator has discretion to make all other determinations necessary or advisable for the administration of the 2010 Plan.

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

The Plan permits the following forms of payment of the exercise price of Options, unless as provided for in the Share Option Agreement:

•	cash or check;

•	such other method as may be provided for in the Share Option Agreement; or

•	with the consent of the 2010 Plan administrator, other ordinary shares that have been held for at least six (6) months prior to the date of exercise, or if the ordinary shares are traded on an established securities market, the 2010 Plan administrator may approve a “cashless exercise” by payment of the exercise price by a broker-dealer or by the Option holder with cash advanced by the broker-dealer if the exercise notice is accompanied by the Option holder's written irrevocable instructions to deliver the ordinary shares acquired upon exercise of the Option to the broker-dealer or by delivery of the ordinary shares to the broker-dealer with an irrevocable commitment by the broker-dealer to forward the exercise price to the Corporation, provided that if ordinary shares are used to pay all or part of the exercise price, the sum of the cash or cash equivalent and the Fair Market Value (determined as of the date of exercise) of the shares surrendered must not be less than the Option price of the ordinary shares for which the Option is being exercised.

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

Adjustments, Dissolution, Liquidation, Merger or Change in Control. In the event that any dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of ordinary shares or other securities of the Company, or other change in the corporate structure of the Company, affecting the ordinary shares occurs, the 2010 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended under the 2010 Plan, shall adjust the number and kind of ordinary shares that may be delivered under the 2010 Plan and/or the number, class, and price of ordinary shares covered by each outstanding Award. If we are merged or consolidated with another entity or sells or otherwise disposes of substantially all of its assets to another company while Options or Share Awards remain outstanding under the 2010 Plan, unless provisions are made in connection with such transaction for the continuance of the 2010 Plan and/or the assumption or substitution of such Options or Share Awards with new options or share awards covering the shares of the successor company, or parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, then all outstanding Options and Share Awards which have not been continued, assumed or for which a substituted award has not been granted shall, whether or not vested or then exercisable, unless otherwise specified in the applicable Share Option Agreement or Share Award Agreement, terminate immediately as of the effective date of any such merger, consolidation or sale.

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

Termination of, or Amendments to, the 2010 Plan. The Board may amend or terminate the 2010 Plan from time to time; provided, however, shareholder approval shall be required for any amendment that (i) increases the aggregate number of ordinary shares that may be issued under the 2010 Plan, except for adjustments described above, or (ii) shareholder approval is required by the terms of any applicable law, regulation or rule, including the rules of any market on which our shares are traded or exchanged on which the Company’s shares are listed.  Except as specifically permitted by the 2010 Plan, Share Option Agreement or Share Award Agreement or as required to comply with applicable law, regulation or rule, no amendment shall, without a Participant’s consent, adversely affect any rights of such Participant under any Option or Share Award outstanding at the time such amendment is made.  Any amendment requiring shareholder approval shall be approved by our shareholders within twelve (12) months of the date such amendment is adopted by the Board.

Share Options

As of December 31, 2011, no options to purchase our ordinary shares had been granted under the 2010 Plan.

Restricted Share Grants

As of December 31, 2011, no restricted ordinary shares had been granted under the 2010 Plan.

C.	Board Practices

Terms of Directors and Executive Officers

Our Board consists of seven members, who were elected as our directors in connection with the business combination with COAC on March 17, 2009.  Our Board is a classified Board consisting of three classes of directors.  The Class I directors were elected for a three-year term of office, the Class II directors were elected for a two-year term of office and the Class III directors were elected for a one-year term of office.  At a general meeting in each year, successors to the class of directors whose term expires in that year stand for election for a three-year term.  The current Board members are classified as follows:

•	in the class to stand for reelection in 2012: Mingwang Lu, Yi Lu and Yunlong Wang;

•	in the class to stand for reelection in 2013: Maotong Xu and J.P. Huang; and

•	in the class to stand for reelection in 2014: Harry Edelson and Kwok Keung Wong.

A majority of votes cast at the relevant meeting shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board. We do not have any agreements with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Board Composition and Committees

Our board of directors is currently composed of seven members: Mr. Mingwang Lu, Mr. Yi Lu, Mr. Harry Edelson, Dr. J.P. Huang, Mr. Kwok Keung Wong, Mr. Yunlong Wang and Mr. Maotong Xu. Our independent directors, within the meaning of the Marketplace Rules of the NASDAQ Stock Market LLC, or the NASDAQ Marketplace Rules, are Dr. Huang, Mr. Wong, Mr. Wang and Mr. Xu.

Our Board of Directors has established three Committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each Committee is comprised entirely of independent directors. From time to time, our Board may establish other committees.

Audit Committee

Our Audit Committee is currently composed of three members, Dr. Huang, Mr. Wong and Mr. Xu. Mr. Xu serves as the Chair of the Audit Committee. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable rules and regulations of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Our Board of Directors has also determined that Mr. Huang is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K under the Securities Act and also meets NASDAQ’s financial sophistication requirements.

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Compensation Committee

Our Compensation Committee is currently composed of three members, Dr. Huang, Mr. Wong and Mr. Xu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Xu serves as Chair of the Compensation Committee.

Our Compensation Committee reviews and approves compensation paid to our officers and directors and to administer the 2010 Plan and any other incentive compensation plans, should any such plans be adopted in the future, including authority to make and modify awards under such plans.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is currently composed of three members, Dr. Huang, Mr. Wong and Mr. Xu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Xu serves as Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees.  The Nominating and Corporate Governance Committee is mainly responsible for, among other things:

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

We had 1,070, 840 and 627 full-time employees as of December 31, 2011, 2010 and 2009, respectively. The following table sets forth the number of our employees for each of our areas of operations as of December 31, 2011, 2010 and 2009:

Category	Number of Employees
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Manufacturing	939	717	518
Sales and Marketing	31	29	29
General Administration, Purchasing and Logistics	72	68	59
Technology and Research & Development	28	26	21
Total	1,070	840	627

From time to time, we also employ third-party consultants for R&D of our products.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.  It is required by Chinese law to make several mandatory contributions for our employees, including social pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance.  As of the date of this report, we are in compliance with the applicable PRC employee law and regulations and have made the contributions required by the applicable laws.

E.	Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of March 26, 2012 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Mingwang Lu	Chairman and CEO	Ordinary Shares	15,438,637	(3)	26.5%
Edward Meng	Chief Financial Officer	Ordinary Shares	-		-
Yi Lu	Director	Ordinary Shares	3,022,200	(4)	5.2%
Harry Edelson	Director	Ordinary Shares	6,741,221	(5)	11.6%
J.P. Huang	Director	Ordinary Shares	-		-
Kwok Keung Wong	Director	Ordinary Shares	6,760,913	(6)	11.6%
Yunlong Wang	Director	Ordinary Shares	-		-
Maotong Xu	Director	Ordinary Shares	-		-
All officers and directors as a group (8 persons named above)		Ordinary Shares	25,221,750		43.3%
5% Security Holders
Mingwang Lu		Ordinary Shares	15,438,637	(3)	26.5%
Meg Champ Limited		Ordinary Shares	12,088,800	(3)	20.7%
Victor Trait Limited		Ordinary Shares	3,349,837	(3)	5.7%
Yi Lu		Ordinary Shares	3,022,200	(4)	5.2%
Lok Tai Limited		Ordinary Shares	3,022,200	(4)	5.2%
Harry Edelson		Ordinary Shares	6,741,221	(5)	11.6%
Kwok Keung Wong		Ordinary Shares	6,760,913	(6)	11.6%
Honest Joy Group Limited		Ordinary Shares	6,741,221	(6)	11.6%
Yuying Lu		Ordinary Shares	6,741,221	(7)	11.6%

Name of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Oasis Green Investments Limited		Ordinary Shares	6,741,221	(7)	11.6%
Plumpton Group Limited		Ordinary Shares	6,741,221	(8)	11.6%
Wenxian Li		Ordinary Shares	4,212,523	(9)	7.2%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	Based on 58,311,076 ordinary shares issued and outstanding as of March 26, 2012. For each beneficial owner’s percent of class, any options exercisable within 60 days have been included in both the numerator and denominator.

(3)	Includes 12,088,800 ordinary shares held by Meg Champ Limited, or Meg Champ, and 3,349,837 ordinary shares held by Victor Trait Limited, or Victor Trait, both of which are wholly-owned by Mr. Mingwang Lu. Mr. Mingwang Lu may be deemed to be a beneficial owner of the ordinary shares held by each of Meg Champ and Victor Trait. Meg Champ, Victor Trait, and Mr. Mingwang Lu’s percentage of beneficial ownership of our ordinary shares all changed from 0% to 20.3%, 5.6% and 26.0%, respectively as a result of the receipt of 12,088,800 of our ordinary shares by Meg Champ and 3,349,837 ordinary shares by Victor Trait from a transfer for no consideration by Oasis in March 2011. As of December 31, 2011 and March 26, 2012, Mr. Mingwang Lu, Meg Champ and Victor Trait’s percentage of beneficial ownership of our outstanding ordinary shares was 26.5%, 20.7% and 5.7%, respectively, based on 58,311,076 ordinary shares outstanding.

(4)	Includes 3,022,200 ordinary shares held by Lok Tai Limited, or Lok Tai, which is wholly-owned by Mr. Yi Lu. Mr. Yi Lu may be deemed to be a beneficial owner of the ordinary shares held by Lok Tai. Lok Tai and Mr. Yi Lu’s percentage of beneficial ownership of our ordinary shares both changed from 0% to 5.1% as a result of the receipt of 3,022,200 of our ordinary shares by Lok Tai in March 2011. Mr. Yi Lu is the son of our Chairman and CEO, Mr. Mingwang Lu, but does not live in the same household. As of December 31, 2011 and March 26, 2012,, each of Mr. Yi Lu and Lok Tai’s percentage of beneficial ownership of our outstanding ordinary shares was 5.2%, based on 58,311,076 ordinary shares outstanding.

(5)	Includes 3,086,581 ordinary shares held by Mr. Edelson, 1,026,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy and 1,642,500 ordinary shares held by Plumpton, pursuant to the Voting Agreement. Mr. Edelson’s percentage of beneficial ownership of our ordinary shares was 0% prior to March 2009. In March 2009, Mr. Edelson acquired 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares pursuant to the Merger Agreement; as a result of Mr. Edelson’s entry into the Voting Agreement, Mr. Edelson may also be deemed to have acquired beneficial ownership of 27,600,000 ordinary shares held by Oasis, 1,500,000 ordinary shares held by Plumpton, and 900,000 ordinary shares held by Honest Joy. As a result, in March 2009, Mr. Edelson’s percentage of beneficial ownership of our ordinary shares increased to 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units. This percentage was greater than 100.0% due to the Mr. Edelson’s beneficial ownership of 1,666,667 ordinary shares underlying warrants. In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton, pursuant to the Settlement Agreement, resulting in an increase of Mr. Edelson’s beneficial ownership to 36,126,288 ordinary shares. As of December 31, 2009, Mr. Edelson’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units). As of December 31, 2010, Mr. Edelson’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our public units). In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting Agreement. In March 2011, Mr. Edelson exercised 1,476,960 warrants for the same number of ordinary shares and sold 189,707 warrants. As of December 31, 2011 and March 26, 2012, Mr. Edelson’s percentage of beneficial ownership of our outstanding ordinary shares was 11.6%, based on 58,311,076 ordinary shares outstanding.

(6)	Includes 19,692 ordinary shares held by Mr. Wong, 985,500 ordinary shares held by Honest Joy, 3,086,581 ordinary shares held by Mr. Edelson, 1,026,640 ordinary shares held by Oasis and 1,642,500 ordinary shares held by Plumpton. Mr. Wong may be deemed to be a beneficial owner of the ordinary shares beneficially held by Honest Joy, which is wholly-owned by Mr. Wong, including the ordinary shares held by each of Oasis, Plumpton and Mr. Edelson as a result of the Voting Agreement. In September 2008, we granted Honest Joy 3 ordinary shares. As a result, Honest Joy and Mr. Wong may be deemed to have beneficially owned 3.0% of our ordinary shares, based on 100 ordinary shares then outstanding. In March 2009 and prior to the Merger, Honest Joy received 899,997 ordinary shares as result of a 300,000-for-1 stock split of our ordinary shares, resulting in its holding 900,000 of our ordinary shares. In March 2009, as a result of Honest Joy’s entry into the Voting Agreement, Honest Joy may be deemed to have acquired beneficial ownership of 27,600,000 ordinary shares held by Oasis, 1,500,000 ordinary shares held by Plumpton, and 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares held by Mr. Edelson. After such acquisitions, each of Honest Joy and Mr. Wong may be deemed to have had beneficial ownership of 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units. In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton in October 2009, including 85,500 to Honest Joy, pursuant to the Settlement Agreement, resulting in an increase of each of Mr. Wong and Honest Joy’s beneficial ownership to 36,126,288 ordinary shares. As of December 31, 2009, each of Honest Joy and Mr. Wong’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units), reflecting the transactions described above as well as increases in the number of outstanding ordinary shares due to other issuances. As of December 31, 2010, each of Honest Joy and Mr. Wong’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our public units). In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting Agreement. In March 2011, Mr. Wong purchased and sold securities for a net acquisition of 19,692 ordinary shares. As of December 31, 2011 and March 26, 2012, Mr. Wong and Honest Joy’s percentage of beneficial ownership of our outstanding ordinary shares were each 11.6% based on 58,311,076 ordinary shares outstanding.

(7)	Includes 1,026,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy, 3,086,581 ordinary shares held by Mr. Edelson and 1,642,500 ordinary shares held by Plumpton. Ms. Lu may be deemed to be a beneficial owner of the ordinary shares beneficially held by Oasis, which is wholly-owned by Ms. Lu, including the ordinary shares held by each of Honest Joy, Plumpton and Mr. Edelson as a result of the Voting Agreement. Ms. Lu is the daughter of our Chairman and CEO, Mr. Mingwang Lu, but does not live in the same household. In August 2008, Ms. Lu was granted 100% ownership of our ordinary shares by our issuance to her of our only outstanding ordinary share. In September 2008, Ms. Lu transferred this ordinary share to Oasis. At the same time, we granted Oasis 91 ordinary shares and an aggregate of 8 ordinary shares to other shareholders. As a result, as of September 2008, Oasis and Ms. Lu each beneficially owned 91.0% of a total of 100 outstanding ordinary shares. In March 2009 and prior to the Merger, Oasis received 27,599,908 ordinary shares as result of a 300,000-for-1 stock split of our ordinary shares, resulting in its holding 27,600,000 of our ordinary shares. In March 2009, as a result of Oasis’s entry into the Voting Agreement, Oasis may be deemed to have acquired beneficial ownership of 1,500,000 ordinary shares held by Plumpton, 900,000 ordinary shares held by Honest Joy, and 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares held by Mr. Edelson. After such acquisitions, each of Oasis and Ms. Lu may be deemed to have had beneficial ownership of 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units. In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton in October 2009, including 2,622,000 to Oasis, pursuant to the Settlement Agreement, resulting in an increase of each of Oasis and Ms. Lu’s beneficial ownership to 36,126,288 ordinary shares. As of December 31, 2009, each of Oasis and Ms. Lu’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units). As of December 31, 2010, each of Oasis and Ms. Lu’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our public units). In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting Agreement. As of December 31, 2011 and March 26, 2012, each of Oasis and Ms. Lu’s percentage of beneficial ownership of our outstanding ordinary shares was 11.6%, based on 58,311,076 ordinary shares outstanding.

(8)	Includes 1,642,500 ordinary shares held by Plumpton, 1,026,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy, and 3,086,581 ordinary shares held by Mr. Edelson. Plumpton’s three members own or control 47.5%, 47.5%, and 5% of the shares of Plumpton, respectively. Plumpton’s three members collectively control Plumpton in proportion to their share ownership. In September 2008, we granted Plumpton 5 ordinary shares. In March 2009 and prior to the Merger, Plumpton received 1,499,995 ordinary shares as result of a 300,000-for-1 stock split of our ordinary shares. As a result, as of September 2008, Plumpton beneficially owned 5.0% of a total of 100 outstanding ordinary shares; as a result of Plumpton’s entry into the Voting Agreement, Plumpton may be deemed to have acquired beneficial ownership of 900,000 ordinary shares held by Honest Joy, 1,609,621 ordinary shares and 1,666,667 warrants to purchase ordinary shares held by Mr. Edelson, and 27,600,000 ordinary shares held by Oasis. After such acquisitions, Plumpton may be deemed to have had beneficial ownership of 103.2% based on 32,245,723 ordinary shares outstanding as of March 17, 2009, including ordinary shares contained in our outstanding public units. In October 2009, we issued an aggregate of 2,850,000 ordinary shares to Oasis, Honest Joy and Plumpton in October 2009, including 142,500 to Plumpton, pursuant to the Settlement Agreement, resulting in an increase of Plumpton’s beneficial ownership to 36,126,288 ordinary shares. As of December 31, 2009, Plumpton’s percentage of beneficial ownership of our ordinary shares was 88.8%, based on 40,692,323 ordinary shares outstanding (including ordinary shares included in our public units), reflecting the transactions described above as well as increases in the number of outstanding ordinary shares due to other issuances. As of December 31, 2010, Plumpton’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3%, based on 46,139,053 ordinary shares outstanding (including ordinary shares included in our public units). In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting Agreement. As of December 31, 2011 and March 26, 2012, Plumpton’s percentage of beneficial ownership of our outstanding ordinary shares was 11.6%, based on 58,311,076 ordinary shares outstanding.

(9)	Mr. Wenxian Li holds 4,212,523 ordinary shares. Mr. Li received these ordinary shares in March 2011. Previously, Mr. Li owned 0% of our outstanding ordinary shares. As of December 31, 2011 and March 26, 2012, Mr. Li’s percentage of beneficial ownership of our outstanding ordinary shares was 7.2%, based on 58,311,076 ordinary shares outstanding.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Each of the foregoing beneficial owners of over five percent of our outstanding ordinary shares may be considered to own or control us.

See Item 6 “Directors, Senior Management and Employees—Compensation—Share Options” for a description of our 2010 Plan.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

The following includes a summary of transactions since the beginning of the 2011 fiscal year between us and certain related persons.  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•	In August 2011, pursuant to the resolutions of the board of directors of Henan Green, we transferred $5 million into a bank account under the name of our chairman, Mr. Lu, in a solely custodial capacity in connection with a potential joint venture between Henan Green and a prospective partner outside China for this purpose. The funds were deposited in this account to demonstrate Henan Green’s interest in the joint venture and to provide funds promptly due to regulations in the prospective partner’s country regarding the establishment of bank accounts by corporate entities. In December 2011, negotiations with the prospective partner substantially ceased, and the funds were returned to the Company.

•	Oasis is wholly owned by Ms. Yuying Lu. Ms. Lu is the daughter of our Chairman and CEO, Mingwang Lu, but does not live in the same household. Ms. Lu may be deemed to be a beneficial owner of the shares held by Oasis. As a result of Oasis’s majority ownership of our ordinary shares, it may be considered to have owned or controlled us during the period covered by this report. Oasis’s percentage ownership of our outstanding ordinary shares declined from 65.5% as of January 1, 2011 to 11.6% as of March 26, 2012.

•	Before 2007, Zhengzhou Company was one of the owners of Henan Green with 76.93% of the total ownership. In December 2006, Zhengzhou Company sold all of its ownership to our Chairman and CEO, Mingwang Lu and others, whereby Mr. Lu became a major owner holding 40% of the total ownership. In 2008, the holders transferred their ownership interests in Henan Green to China Gerui. Mingwang Lu was a common owner of Henan Green and Zhengzhou Company. Zhengzhou Company engaged in the same type of industry as Henan Green but ceased its processing and selling of steel operation in 2003 and its principal business activity after the cessation of its steel operations is receiving rental income from its investments. In 2004, we entered into a rental agreement for land use rights with Zhengzhou Company with the term from January 1, 2005 to December 30, 2014. In December 2008, we entered into a new lease with the related party lessor, which replaces the 2004 rental agreement. The new lease term commenced on January 1, 2008 and terminates on December 31, 2027. Rent paid to Zhengzhou Company for the fiscal year ended December 31, 2011 was $11,428. Rent payable under the lease increases by 10% annually starting from 2010. Zhengzhou Company also guarantees our obligations under short term bank loans. We do not pay any consideration to this related guarantor for guaranteeing our obligations.

•	Zhengzhou Company owns a land use right with respect to 24.94 acres (151.4 Chinese mu). We currently lease a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company. Our existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, we have started the process of title transfer of the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we prepaid as of December 31, 2011 $12,710,719 to Zhengzhou Company. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

•	Under the Merger Agreement, Oasis and Plumpton were entitled to receive an aggregate of $5 million in the event that at least 75% of our outstanding warrants were exercised at an exercise price not less than $5.00 per share. In such an event, we would receive at least approximately $64.8 million and we would be obligated to pay $5 million in the aggregate to Oasis, one of our Original Shareholders and which is owned by Ms. Yuying Lu, the daughter of our Chairman and CEO, Mr. Mingwang Lu, and Plumpton, also one of our Original Shareholders. During our fiscal quarter ended March 31, 2011, at least 75% of our public warrants were exercised. Oasis and Plumpton therefore received the above payments, with Oasis receiving $1.5 million and Plumpton receiving $3.5 million pursuant to Section 1.15 and Schedule 1.15 of the Merger Agreement. We also recognized and accrued $700,000 in fees and expenses payable to certain professional service providers that assisted with the warrant exercises. We agreed to the payment obligation under the Merger Agreement as an incentive to Oasis and Plumpton to execute the Merger Agreement and approve the related merger between us and COAC.

•	On March 17, 2011, Mr. Harry Edelson, one of our directors, exercised 1,476,960 warrants to purchase the same number of Ordinary Shares. Mr. Edelson exercised his warrants at a price of $5.00 per warrant, therefore making aggregate cash payments to us of $7,384,800.

•	Since January 2010, we have paid Mr. Edelson a monthly fee of $10,000 in return for his verbal agreement to perform certain services. These services have included or may include the following: (a) helping to promote awareness of the Company within the investment community through introductions to investors, investment banks, and research analysts; (b) participation in future deal or non-deal road shows and financing activities of the Company upon request and at the discretion of the Company and the Board of Directors; (c) assistance in investor conference presentations, whether or not management of the Company is able to be present; (d) providing occasional office use and communication facilities where required by the Company; (e) monitoring and providing capital market feedback on the Company; and (f) such other activities as may be requested of him, from time to time, by the Board or executive management team of the Company.

See also Item 6 “Directors, Senior Management and Employees—Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.  We are currently not party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

Henan Green paid dividends of $42.3 million and $16.1 million in 2008 and 2007, respectively, prior to our 2009 merger with COAC.  For the foreseeable future, we intend to retain any future earnings to fund the operation and expansion of our business and do not anticipate paying cash dividends on our ordinary shares.  The payment of any dividends in the future will be within the discretion of our board of directors, subject to the relevant provision of BVI law.

B.	Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Global Select Market and trade under the symbol “CHOP.” The following table provides the high and low reported market prices of our ordinary shares as reported by Yahoo! Finance for the periods indicated.

	High	Low
Annual Market Prices
2007	$5.76	$5.30
2008	5.86	5.30
2009	10.00	3.01
2010	8.20	4.55
2011	6.33	1.87

Quarterly Market Prices
1st Quarter 2010	$8.20	$5.55
2nd Quarter 2010	7.92	5.18
3rd Quarter 2010	6.09	4.55
4th Quarter 2010	6.46	5.34
1st Quarter 2011	6.33	4.55
2nd Quarter 2011	5.29	2.82
3rd Quarter 2011	4.40	2.72
4th Quarter 2011	4.00	1.87
1st Quarter 2012	4.24	3.30

Monthly Market Prices
November 2011	$4.00	$2.40
December 2011	3.92	3.24
January 2012	4.20	3.30
February 2012	4.24	3.69
March 2012	4.05	3.45
April 2012	3.75	2.47
May 2012 (up to May 4, 2012)	2.96	2.65

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following represents a summary of certain key provisions of our amended and restated memorandum and articles of association.  The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

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

Rights and Obligations of Shareholders

Dividends. Subject to the Act, the directors may, by resolution of directors, authorize a distribution (including a dividend) by us to members (i.e., shareholders) at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.  Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by us.  The directors may, before authorizing any distribution, set aside out of our profits such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select. The holder of each ordinary share has the right to an equal share in any distribution paid by us.

Voting Rights. Each ordinary share confers on the shareholder the right to one vote at a meeting of the members or on any resolution of members on all matters before our shareholders.

Winding Up. The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of us on a winding up.

Redemption. We may purchase, redeem or otherwise acquire and hold our own shares. We may not purchase, redeem or otherwise acquire shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired unless we are permitted by the Act or any provision of the amended and restated memorandum of association or the amended and restated articles of association to purchase, redeem or otherwise acquire the shares without their consent. We may only offer to acquire shares if at the relevant time the directors determine by resolution of directors that immediately after the acquisition the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due. The directors may make an offer to purchase, redeem or otherwise acquire shares issued by us if the offer is (i) an offer to all members that would, if accepted, leave the relative voting and distribution rights of the members unaffected and affords each member a reasonable opportunity to accept the offer; or (ii) an offer to one or more members which either (1) all members have consented to in writing or (2) the directors have passed a resolution of directors stating that, in their opinion (a) the purchase, redemption or other acquisition is to the benefit of the remaining members and (b) that the terms of the offer and the consideration offered for the shares are fair and reasonable to us and to the remaining members, and setting out the reasons for their opinion. We may purchase, redeem or otherwise acquire our shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of the amended and restated memorandum and articles of association or a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

Changes in Rights of Shareholders

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

Differences in Corporate Law

BVI law differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of BVI law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations,” Item 6 “Directors, Senior Management and Employees—Compensation—Employment Agreements,” or Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

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

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. Notice 142 requires that RMB funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of RMB funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such RMB capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay or prepay RMB loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

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

Taxation in China

In 2007, the PRC government promulgated the EIT Law and the relevant implementing rules, which became effective on January 1, 2008. Under the EIT Law and its implementing rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementing rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See Item 3 “Key information—Risk Factors—Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”  If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

In addition, under the EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends from our PRC operating subsidiary paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by U.S. Holders (as defined below).  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation.  The discussion applies only to U.S. Holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a prospective investor in light of its particular circumstances or to certain types of shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	financial institutions;
•	brokers;
•	dealers in securities and commodities;
•	insurance companies;
•	certain former U.S. citizens or long-term residents;
•	regulated investment companies or real estate investment trusts;
•	tax-exempt organizations;
•	persons that are not U.S. persons for U.S. federal income tax purposes;
•	persons that directly, indirectly or constructively own 10% or more of the equity of the Company;
•	persons that acquire their shares in connection with employment or other performance of personal services;
•	persons subject to the alternative minimum tax;
•	persons that are, or that hold their shares through, partnerships or other pass-through entities;
•	U.S. persons whose functional currency is not the U.S. dollar, or
•	persons that hold shares as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes.

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

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares in the Company that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;
•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if (A) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person.

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

Passive Foreign Investment Company Considerations

Based on the price of our ordinary shares during 2011 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that for our taxable year ended December 31, 2011, it is likely that we were classified as a PFIC for United States federal income tax purposes, and we will likely be a PFIC for our current taxable year ending December 31, 2012 unless our share value increases and/or we invest a substantial amount of the cash we hold in assets that do not produce and are not held for the production of passive income.

This expectation is based, in part, on our estimates of the fair market value of our assets (including goodwill), in part, as determined by the market price of our ordinary shares during 2012 as reported by The Nasdaq Stock Market. However, the PFIC test is an annual test that, as discussed below, depends upon the composition of our gross income for the year and the percentage, based on a quarterly average for the year, of our gross assets that constitutes “passive” assets. Accordingly, it is not possible to determine whether or not we will be classified as a PFIC for our tax year ending December 31, 2012 until after the year has ended. In addition, even if we are not classified as a PFIC for our taxable year ending December 31, 2012, because the PFIC test is annual, we cannot assure you that we will not be a PFIC for any following tax year. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or;
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.

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

Any year during which we are a PFIC and you hold ordinary shares or any other equity interest in the Company, you generally will continue to be treated as owning ordinary shares in a PFIC for all succeeding years during which you hold ordinary shares even if we do not satisfy the PFIC income or assets test for any particular succeeding taxable year. However, if we cease to satisfy the PFIC income and assets test for a particular succeeding taxable year, you may be able to avoid some of the adverse effects of the PFIC regime by making a “purging” election with respect to the ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, dividends paid by us to you that year and the following year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals.  See “— Taxation of Distributions” below. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.  Additionally, you will be subject to special tax rules with respect to any “excess distributions” that you receive and any gain you realize from a sale, exchange or other taxable disposition (including a pledge) of the ordinary shares, unless a “mark-to-market” election is timely made, as discussed below. Special rules apply for purposes of determining whether a disposition of shares in a PFIC constitutes a taxable disposition. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares and any gain from a sale or other disposition (including certain pledges) will generally be treated as an excess distribution. Under these special tax rules:

•	the excess distribution will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in your holding period in which we became a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest applicable tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital gains, even if you hold the ordinary shares as capital assets.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules, and could incur liability for the deferred tax and interest charge pursuant to the excess distribution rules described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ordinary shares. If any of our subsidiaries are or become PFICs, the mark-to-market election (discussed below) will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If the Company is classified as a PFIC, a U.S. Holder may generally elect out of the treatment described above by making a timely mark-to-market election if our ordinary shares meet certain regular trading requirements. If you make a valid mark-to-market election for our ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted tax basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value as of the close of the taxable year to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). It should be noted that the special excess distribution regime and other adverse tax consequences described above applicable to holders that do not make a mark-to-market election may continue to apply on a limited basis if the U.S. Holder makes the mark-to-market election after such holder’s holding period for the PFIC mark-to-market shares has begun if the foreign corporation was a PFIC for any taxable year during such holding period prior to the first taxable year for the which the mark-to-market election is effective.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ordinary shares will continue to be listed on the NASDAQ Stock Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ordinary shares are regularly traded, if you are a holder of ordinary shares, it is expected that the mark-to-market election would be available to you. However, as noted above, in such a case, if any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders should consult their tax advisors on the availability and advisability of a mark-to-market election for taxable years that we are classified as a PFIC with respect to that holder. U.S Holders should also consult with their tax advisors on the time and manner of making a mark-to-market election, including, if available, a late mark-to-market election. U.S. Holders should consult their tax advisors with respect to the special rules that apply if a PFIC for which a mark-to-market election has timely been made ceases to be a PFIC or if the stock in a PFIC ceases to be marketable stock.

In any year in which we are a PFIC and you hold ordinary shares, you will be required to file U.S. IRS Form 8621 regarding distributions received on the ordinary shares, any gain realized on the disposition of the ordinary shares, in order to make a mark-to-market election, and to reflect application of the mark-to-market regime, if elected. It should be noted that we do not currently intend to prepare or provide the information that would enable you to make a “qualified electing fund” election in years that we are classified as a PFIC.

In addition, under recently enacted U.S. tax legislation and subject to future guidance, in years that we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS (also on IRS Form 8621) relating to their ownership of our ordinary shares. Pursuant to Notice 2011-55, the IRS has suspended this new filing requirement for U.S. Holders that are not otherwise required to file the current version of the IRS Form 8621 until the IRS releases a subsequent revision of IRS Form 8621, modified to reflect the recently enacted legislation. Guidance has not yet been issued regarding the information required to be included on such form. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisors regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

You should consult your tax advisor with respect to the application of the PFIC rules to your investment in our ordinary shares.

Taxation of Distributions

As described above under “Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2011 and may be classified as a PFIC for our taxable year ended December 31, 2012. The following rules are subject to the special rules applicable to dividends and other distributions from a PFIC described in “Passive Foreign Investment Company Considerations” above, and will only apply if our Company is not a PFIC and, subject to certain exceptions, has not been a PFIC for any taxable year included in a U.S. Holder’s holding period for our ordinary shares.

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

If you are a non-corporate U.S. Holder, subject to applicable limitations (including certain holding period requirements), you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2013 provided our ordinary shares are readily tradable on The Nasdaq Stock Market or other established securities market in the United States.  Dividends received by a non-corporate U.S. Holder in taxable years beginning after December 31, 2012 will be subject to tax at the holder’s regular tax rates applicable to ordinary income. You should consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Taxation of Dispositions

As described above under “Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2011 and may be classified as a PFIC for our taxable year ended December 31, 2012. The following rules are subject to the special rules applicable to dispositions of ordinary shares of a PFIC described in “Passive Foreign Investment Company Considerations” above, and will only apply if our Company is not a PFIC and, subject to certain exceptions, has not been a PFIC for any taxable year included in a U.S. Holder’s holding period for our ordinary shares.

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

Information with Respect to Foreign Financial Assets

Individuals (or, to the extent provided in future guidance, a domestic entity) who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required to file an information report with respect to such assets with their tax returns on IRS Form 8938. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (such as our Company), (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal.  There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended December 31, 2011.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2011, would decrease net income before provision for income taxes by approximately $0.4 million for the fiscal year ended December 31, 2011.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB.  If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline.  Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates.  Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity.  An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.4 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2011.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	Defaults, Dividend Arrearages and DELINQUENCIES

None.

ITEM 14.	Material Modifications ot the Rights of Securities HOlders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

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

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2011, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment we determined that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited China Gerui Advanced Materials Group Limited’s and its subsidiaries’ (collectively the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, appearing in Item 15. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary under the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Gerui Advanced Materials Group Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of China Gerui Advanced Materials Group Limited and its subsidiaries and our report dated May 4, 2012 expressed an unqualified opinion.

/s/ UHY VOCATION HK CPA LIMITED

UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China,

May 4, 2012

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Dr. J.P. Huang is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of the NASDAQ Stock Market LLC.

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

The following table sets forth the aggregate fees within the categories specified below in connection with services rendered by UHY Vocation HK CPA Limited, our independent registered public accounting firm, for the periods indicated.

	Fiscal Year Ended December 31,
	2011	2010
Audit Fees	$180,400	$125,400
Audit-Related Fees	-	16,000
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$180,400	$141,400

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

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

ITEM 16D.	Exemptions for the Listing Standards for Audit Committees

We have not asked for nor have we been granted an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Below is a table containing information about purchases made by us or by affiliated purchasers.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2011 – January 31, 2011	-	-	-	-
February 1, 2011 – February 28, 2011	-	-	-	-
March 1, 2011 – March 31, 2011	-	-	-	-
April 1, 2011 – April 30, 2011	-	-	-	-
May 1, 2011 – May 31, 2011	309,490	$4.60	309,490	$8,576,660
June 1, 2011 – June 30, 2011	470,783	$3.31	470,783	$7,019,773
July 1, 2011 – July 31, 2011	183,070	$4.03	183,070	$6,281,619
August 1, 2011 – August 31, 2011	117,280	$3.80	117,280	$5,835,512
September 1, 2011 – September 30, 2011	42,129	$3.69	42,129	$5,680,223
October 1, 2011 – October 31, 2011	-	-	-	-
November 1, 2011 – November 30, 2011	-	-	-	-
December 1, 2011 – December 31, 2011	54,146	$3.64	54,146	$5,480,549

(1) On April 7, 2011, we announced that our Board of Directors had approved the repurchase of up to an aggregate of $10 million of our ordinary shares. As announced, the repurchase program was expected to continue over a six-month period unless extended or shortened by our Board. The Board subsequently authorized an extension of the program for an indefinite period of time or until the program is completed. The Company intended to effect the share repurchase program in compliance with the conditions of Rule 10b-18 under the Exchange Act. All purchases reflected in this table were made pursuant to this repurchase program.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	Financial Statements

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.	Exhibits

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 7, 2012	CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited the accompanying consolidated balance sheets of China Gerui Advance Materials Group Limited. and its subsidiaries (collectively the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and the results of its consolidated income and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 4, 2012, expressed an unqualified opinion.

/s/ UHY VOCATION HK CPA LIMITED

UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China,

May 4, 2012.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31, 2011	December 31, 2010
Assets

Current assets
Cash	$246,600,917	$119,477,298
Restricted cash	118,130,253	66,530,303
Accounts receivable, net	6,382,630	4,087,086
Notes receivable	568,328	-
Inventories	24,463,142	7,002,277
Prepaid purchases	45,805,423	27,772,852
Prepaid expenses and other deposits	385,131	976,828
Other receivables	2,850,601	2,068,082
Total current assets	445,186,425	227,914,726

Non-current assets
Property, plant and equipment, net	122,695,246	85,489,849
Land use right, net	13,807,056	13,455,218
Deposit on acquisition of future land use right	12,710,719	2,143,939
Other receivable	3,499,083	-
Certificates of deposit	3,177,679	-
Total non-current assets	155,889,783	101,089,006
Total assets	$601,076,208	$329,003,732

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$8,074,432	$2,650,689
Notes payable	204,880,916	86,227,272
Term loans	44,169,751	44,090,909
Land use right payable	1,404,926	10,203,404
Income tax payable	5,458,482	4,151,665
Customers deposits	23,383,849	9,686,444
Accrued liabilities and other payables	15,276,016	4,181,347
Total current liabilities	302,648,372	161,191,730

Total liabilities	302,648,372	161,191,730

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value; 59,428,578 and 46,139,053 shares issued, 58,251,680 and 46,139,053 shares outstanding as of December 31, 2011 and December 31, 2010, respectively	140,418,118	73,944,243
Additional paid-in capital	6,930,944	6,930,944
Treasury stock, at cost, 1,176,898 shares, as of December 31, 2011, none as of December 31, 2010	(4,516,744)	-
Retained earnings	137,142,958	79,522,406
Accumulated comprehensive income	18,452,560	7,414,409
Total stockholders' equity	298,427,836	167,812,002

Total liabilities and stockholders' equity	$601,076,208	$329,003,732

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(IN US DOLLARS)

	For the Year Ended
	December 31,
	2011	2010	2009

Revenue	$341,778,295	$253,866,337	$218,902,632

Cost of revenue	(240,199,678)	(177,869,648)	(153,095,354)

Gross Profit	101,578,617	75,996,689	65,807,278

Operating expenses:
General and administrative expenses	(10,707,418)	(7,795,722)	(4,573,512)
Selling and marketing expenses	(1,634,232)	(1,251,091)	(919,049)
Warrant compensation expenses	(5,700,000)	-	-
Total operating expenses	(18,041,650)	(9,046,813)	(5,492,561)

Operating income	83,536,967	66,949,876	60,314,717

Other income and (expense):
Interest income	1,913,091	1,087,178	829,056
Interest expenses	(6,470,126)	(5,286,727)	(3,237,757)
Sundry income	602,247	270,240	293,831

Income before income taxes	79,582,179	63,020,567	58,199,847

Income tax expense	(21,961,627)	(15,937,143)	(14,751,569)

Net income	57,620,552	47,083,424	43,448,278

Earnings per share
- Basic	$1.02	$1.07	$1.29

- Diluted	$1.02	$1.01	$1.15

Weighted average common shares outstanding
- Basic	56,297,652	43,891,670	33,751,844

- Diluted	56,297,652	46,655,721	37,675,479

See notes to financial statements.

F-3

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN US DOLLARS)

	For the Year Ended
	December 31,
	2011	2010	2009

Net income	$57,620,552	$47,083,424	$43,448,278

Other comprehensive income
Foreign currency translation gain	11,038,151	5,003,108	7,754
Total comprehensive income	$68,658,703	$52,086,532	$43,456,032

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(IN US DOLLARS)

	Common Stock, with no Par Value		Treasury Stock, at cost		Additional		Accumulated
	Number of		Number of		Paid-in	Subscription	Comprehensive	Retained	Total
	Shares	Amount	Shares	Amount	Capital	receivable	Income	Earnings	Equity
Balance, December 31, 2008	30,000,000	$300	-	$-	$6,930,944	$(4,310,087)	$2,403,547	$7,515,704	$12,540,408
Net income	-	-	-	-	-	-	-	43,448,278	43,448,278
Foreign currency translation gain	-	-	-	-	-	-	7,754	-	7,754
Subscription receivable settlement	-	-	-	-	-	4,310,087	-	-	4,310,087
Issuance of shares in connection with recapitalization	2,245,723	1,955,386	-	-	-	-	-	-	1,955,386
Issuance of shares in connection with earn-out share agreement accounted for as a dividend	2,850,000	18,525,000	-	-	-	-	-	(18,525,000)	-
Issuance of shares for offering net of expenses amounting to $2,914,056)	4,800,000	21,085,944	-	-	-	-	-	-	21,085,944
Issuance of over allotment shares (net of expenses amounting to $288,000)	720,000	3,312,000	-	-	-	-	-	-	3,312,000
Shares issuance for warrant conversion	76,600	383,000	-	-	-	-	-	-	383,000
Balance at December 31, 2009	40,692,323	$45,261,630	-	$-	$6,930,944	$-	$2,411,301	$32,438,982	$87,042,857
Net income	-	-	-	-	-	-	-	47,083,424	47,083,424
Foreign currency translation gain	-	-	-	-	-	-	5,003,108	-	5,003,108
Shares issued for warrant conversion	2,142,959	10,714,795	-	-	-	-	-	-	10,714,795
Shares issued in private placement net of offering fees of $863,676	3,303,771	17,967,818	-	-	-	-	-	-	17,967,818
Balance at December 31, 2010	46,139,053	$73,944,243	-	$-	$6,930,944	$-	$7,414,409	$79,522,406	$167,812,002
Net income	-	-	-	-	-	-	-	57,620,552	57,620,552
Foreign currency translation gain	-	-	-	-	-	-	11,038,151	-	11,038,151
Shares issued for warrant conversion	13,294,775	66,473,875	-	-	-	-	-	-	66,473,875
Adjustment from separation and creation of units	(5,250)	-	-	-	-	-	-	-	-
Purchase of treasury stock	-	-	(1,176,898)	(4,516,744)	-	-	-	-	(4,516,744)
Balance at December 31, 2011	59,428,578	$140,418,118	(1,176,898)	$(4,516,744)	$6,930,944	$-	$18,452,560	$137,142,958	$298,427,836

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the year ended December 31
	2011	2010	2009

Cash flows from operating activities:

Net income	$57,620,552	$47,083,424	$43,448,278

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	7,994,638	3,149,314	2,792,547
Loss on disposal of property, plant and equipment	12,726	-	-
Warrant compensation expense	5,700,000	-	-
Amortization of land use right	322,638	259,438	30,827

Changes in assets and liabilities:
Accounts receivable, net	(2,046,819)	721,098	5,496,540
Notes receivable, net	(554,789)	-	-
Inventories	(16,712,453)	(1,043,397)	(2,404,567)
Prepaid expenses and other deposits	621,611	(914,841)	(37,772)
Prepaid purchases	(16,284,440)	(11,361,129)	(5,514,883)
Other receivables	(697,676)	224,051	(1,026,036)
Accounts payable	5,168,689	(4,967,264)	2,278,603
Income tax payable	1,078,582	334,361	1,628,627
Customers deposit	12,911,217	1,539,833	(9,338,097)
Accrued liabilities and other payables	1,113,651	1,452,762	(3,565,821)
Net cash provided by operating activities	56,248,127	36,477,650	33,788,246

Cash flows from investing activities:
Cash paid for property, plant and equipment	(29,816,858)	(65,063,864)	(5,213,329)
Proceeds from disposal of property, plant and equipment	9,655	-	-
Payment of purchases of land use right	(9,073,284)	(1,903,656)	(14,648)
Payment of acquisition of future land use right	(10,213,261)	(2,093,071)	-
Cash deposit – potential business initiative program – related party	(5,000,000)	-	-

Cash deposit refunded – related party	5,000,000	-	-
Advance to unrelated third party	(3,415,724)	-	-

Investment in certificates of deposit	(3,101,978)	-	-
Changes in restricted cash	(47,212,098)	(29,032,134)	(12,785,820)
Changes in prepaid machinery deposits	-	13,973,966	(13,336,084)
Net cash used in investing activities	(102,823,548)	(84,118,759)	(31,349,881)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the year ended December 31
	2011	2010	2009
Cash flows from financing activities:
Repayment of term loans	(45,831,718)	(45,984,848)	(37,269,379)
Proceeds from term loans	43,815,432	56,093,042	40,574,191
Proceeds from notes payable, net	111,733,230	45,213,650	14,102,666
Proceeds received from common stock issued and warrant conversion, net	-	28,682,613	26,736,329
Proceeds received from exercise of warrants	66,473,875	-	-
Warrant compensation expense	(5,700,000)	-	-
Purchase of treasury stock	(4,516,744)	-	-
Repayment of subscription receivable	-	-	4,310,087
Land use right payable	-	-	(28,521)
Due to former minority shareholders	-	-	(4,310,087)
Dividends paid	-	-	(9,601,549)
Net cash provided by financing activities	165,974,075	84,004,457	34,513,737

Net increase in cash	119,398,654	36,363,348	36,952,102

Effect on change of exchange rates	7,724,965	3,506,581	32,863

Cash as of January 1	119,477,298	79,607,369	42,622,404

Cash as of December 31	$246,600,917	$119,477,298	$79,607,369

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$6,254,304	$3,927,906	$3,237,757
Income tax paid	$20,883,046	$15,738,892	$13,122,287

Non-cash paid during the year for:
Dividend paid	$-	$-	$18,525,000

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

China Gerui Advanced Materials Group Limited ("the Company" or "China Gerui") holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company and a leading China-based specialty precision cold-rolled steel producer. Through its investment in these entities, the Company manufactures and sells specialty, high-end, high precision, ultra thin, high strength, cold-rolled, narrow and wide strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise, and are extensively used in the manufacturing industry throughout mainland China. The Company's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products they and end-users make for various applications. The Company sells its products to its customers in the People's Republic of China (PRC) in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

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

(b)	Foreign currency translation

The Group uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The Company maintains its books and records in its functional currency, U.S. dollars. Each of the Company's subsidiaries, Wealth Rainbow and Henan Green, maintains its books and records in its respective functional currency, Hong Kong dollars (“HK$”) and Chinese Renminbi (“RMB”), being the lawful currency in Hong Kong and the PRC, respectively.

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The year-end rates for December 31, 2011, 2010 and 2009 of Renminbi to one US dollar were 6.2939, 6.6000 and 6.8270 respectively; average rates for the year-end December 31, 2011, 2010 and 2009 were 6.4475, 6.7604 and 6.8303 respectively. The related translation adjustments are reflected in "Accumulated comprehensive income" in the stockholder's equity section of the balance sheet. As of December 31, 2011, 2010 and 2009, the accumulated foreign currency translation gain was $18,452,560, $7,414,409 and $2,411,301 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

The year-end rates for December 31, 2011, 2010 and 2009 of Hong Kong dollar to one US dollar were 7.7663, 7.7810 and 7.7543 respectively; average rates for the year-end December 31, 2011, 2010 and 2009 were 7.7793, 7.7700 and 7.7515 respectively.

(c)	Cash

Cash represents cash in banks and cash on hand.

The Group considers all highly liquid investments with original maturities of three months or less to be cash. The Group maintains bank accounts in HKSAR and Mainland China, PRC and the United States.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions. The Group has historically been able to collect all of its receivable balances, and accordingly, 10% allowance has been provided for specific doubtful accounts.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

(e)	Notes receivable

As of December 31, 2011, the Company received $568,328 in notes receivable in full payment of outstanding accounts receivable. The notes vary in maturity from six months to one year. All notes are non-interest bearing. In management's opinion, the remaining balance is fully collectible.

(f)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel. Cost is determined using the weighted average cost method. In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(g)	Property, plant and equipment

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

The estimated useful lives of the assets are as follows:

Estimated Life
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Land use right

Land use right is recorded at cost less accumulated amortization. Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities located, and are charged to expense over their respective lease periods. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use right is amortized using the straight-line method over the lease term of 43 to 50 years.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(i)	Impairment of long-lived assets

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

China Gerui has one and only operating entity, i.e., Henan Green, whose sole business is high-end cold-rolled steel processing.  The company produces products by utilizing its facilities and equipment at one location in Zhengzhou, Henan Province, China.  The company offers chromium-plating as value-add service to its customers but chromium-plating is an integral part of the whole production process of the Company rather than a stand-alone service.  As a result, the Group determined that the impairment review is appropriately evaluated at the entity level.  Based on the Group’s assessment, no impairment was recognized as of December 31, 2011 and 2010.

(j)	Fair value measurements

FASB ASC Topic 820, “Fair Value Measurement and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 -	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(j)	Fair value measurements (…/Cont’d)

Level 2 -	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group’s financial instruments consist principally of cash, accounts receivables, accounts payable, land use right payable, term loans, notes payables and accrued liabilities. None of which are held for trading purposes. Pursuant to ASC 820, the fair value of the Group's cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Group believes that the carrying amounts of all of the Group's other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

(k)	Revenue recognition

The Group generates revenue primarily from sales of steel mill flat-rolled products.

The Group recognizes its revenue upon the transfer of finished products to customers upon shipment from the Group's facilities. The Group sets the final price for a product based on the management's final measurement of the weight and dimensions of the product and confirmation that the product meets the customer's specifications as agreed in the original customer's order. The Group grants a three-week period for customers to dispute product quality. Based on the Group’s assessment and past experiences, the rate of customer disputes are considered immaterial.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the tax authorities.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(l) Income taxes

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

The Group recognizes interest and penalty related to income tax matters as income tax expense. As of December 31, 2011 and 2010, there was no penalty or interest recognized as income tax expenses.

(m)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Group accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Group discloses contingent liabilities when the risk of loss is reasonably possible or probable. (See Note 22)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Earnings per share

Basic earnings per share are computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. As of December 31, 2011, the Company had a total of 144,000 warrants outstanding which were granted to its underwriter during November 2009 in connection with the sale of 4,800,000 ordinary shares. The warrants may be exercised on or after August 9, 2010 and until November 9, 2014. As of December 31, 2011, all such warrants are deemed to be anti-dilutive since their exercise price is higher than the fair value the Company's common stock.

The following table sets forth the computation of basic and diluted net income per common share:

	For the Year ended
	2011	2010	2009

Net income	$57,620,552	$47,083,424	$43,448,278

Weighted average outstanding shares of common stock	56,297,652	43,891,670	33,751,844
Dilutive effect of Warrants	-	2,584,713	3,659,717
Dilutive effect of Unit Purchase Option granted to underwriters	-	179,338	263,918
Diluted weighted average outstanding shares	56,297,652	46,655,721	37,675,479

Earnings per common stock:
Basic	$1.02	$1.07	$1.29
Diluted	$1.02	$1.01	$1.15

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(o)	Segment information

FASB ASC Topic 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

(p)	Economic and political risks

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

(q)	Recently issued accounting standards not yet adopted

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In September 2011, the Financial Accounting Standards Board ("FASB") amended Accounting Standards Codification ("ASC") 350, "Intangibles—Goodwill and Other". Under the amendment, an entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If determined to be necessary, the two-step impairment test shall be used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this amendment will not have a material impact on the Company's consolidated financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(r)	Recently issued accounting standards not yet adopted (…/Cont’d)

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No.2011-05, “Comprehensive Income (Topic 220).” This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments’ in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income not do the amendments affect how earnings per share is calculated or presented. This ASU applied retrospectively and is effective for fiscal years and interim periods within years beginning after December 15, 2011, which for the Group means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Group’s financial position or results of operations.

In May 2011, the FASB amended ASC 820, "Fair Value Measurement." This amendment is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards (“IFRS”) requirements for measurement of and disclosures about fair value. This guidance clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of this amendment will not have a material impact on the Company's consolidated financial statements.

(s)	Reclassifications

Certain reclassifications have been made to the financial statement presentations as of December 31, 2010 and for the year ended to correspond to the current year’s format. Total equity and net income are unchanged due to these reclassifications.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

3.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2011 and 2010 consists of the following:

	2011	2010

Bank balances and cash (a)	$364,731,170	$186,007,601
Less: Restricted cash (b)	(118,130,253)	(66,530,303)
	$246,600,917	$119,477,298
Non-current portion
Certificates of deposit (c )	$3,177,679	$-

(a)	Bank balances and cash

Unrestricted cash as of December 31, 2011 and 2010 was $246,600,917 and $119,477,298, respectively. As of December 31, 2011 and 2010, unrestricted cash of $234,778,502 and $113,719,383 was held respectively, in Renminbi on deposit with banks located in the PRC. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

(b)	Restricted cash

As of December 31, 2011 and 2010 the Group's cash amounting to $118,130,253 and $66,530,303 respectively, were restricted and deposited in certain banks as security for notes payable to the banks.

(c)	Certificates of deposit

As of December 31, 2011, the Certificates of deposit were held in Renminbi on deposit with bank located in the PRC. The annual interest rate is 5%. The Certificates of deposit matures on December 12, 2014.

As of December 31, 2011, cash is classified by geographical areas is set out as follows:

	Bank balances		Certificates of
	and cash	Restricted Cash	deposit	2011

Hong Kong	$8,339,234	$-	$-	$8,339,234
United States	3,483,181	-	-	3,483,181
Mainland China	234,778,502	118,130,253	3,177,679	356,086,434
	$246,600,917	$118,130,253	$3,177,679	$367,908,849

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

3.	CASH (…/Cont’d)

As of December 31, 2010, cash is classified by geographical areas is set out as follows:

	Bank balances and		Certificates of
	cash	Restricted Cash	deposit	2010

Hong Kong	$5,757,915	$-	$-	$5,757,915
United States	-	-	-	-
MainlandChina	113,719,383	66,530,303	-	180,249,686
	$119,477,298	$66,530,303	$-	$186,007,601

Maximum exposure to credit risk:

As of December 31, 2011, cash is denominated in the following currencies:

	Bank balances and		Certificates of
	cash	Restricted Cash	deposit	2011

USD	$11,821,253	$-	$-	$11,821,253
RMB	234,778,502	118,130,253	3,177,679	356,086,434
HKD	1,162	-	-	1,162
	$246,600,917	$118,130,253	$3,177,679	$367,908,849

As of December 31, 2010, cash is denominated in the following currencies:

	Bank balances and		Certificates of
	cash	Restricted Cash	deposit	2010

USD	$5,744,923	$-	$-	$5,744,923
RMB	113,719,383	66,530,303	-	180,249,686
HKD	12,992	-	-	12,992
	$119,477,298	$66,530,303	$-	$186,007,601

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of December 31, 2011 and 2010, the provision on accumulated allowance for doubtful accounts was $124,715 and $32,528 respectively.

5.	INVENTORIES

Inventories as of December 31, 2011 and 2010 consist of the following:

	2011	2010

Raw materials	$10,967,758	$3,395,097
Work-in-process	3,007,200	1,404,362
Finished goods	10,488,184	2,202,818
	$24,463,142	$7,002,277

6.	PREPAID PURCHASES

Prepaid purchases represent amounts prepaid to suppliers for the purchases of raw materials and accessories.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

7.	OTHER RECEIVABLES

Other receivables as of December 31, 2011 and 2010 consist of the following:

	2011	2010

Advances to staff	$254,229	$18,916
Loan advanced to unrelated third parties	2,198,359	106,060
Standby guarantee fund	-	213,876
Warrant consideration receivable	-	1,352,180
Others	398,013	377,050
	$2,850,601	$2,068,082

Non-current portion (a)	$3,499,083	$-

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

As of December 31, 2011, $2,198,359 represented loans to unrelated third parties. There were no agreement signed with the third parties and the funds are non-interest bearing. The directors of the Group believe the outstanding balance is recoverable and that no allowance is considered necessary.

As of December 31, 2011, no cash was retained by the Company's warrant agent. $1,352,180 cash was retained by the Company’s warrant agent for 270,436 warrants exercised as of December 31, 2010.

(a)	As of December 31, 2011, $3,499,083 represented funds held by unrelated third parties to provide a standby guarantee for Henan Green to obtain additional bank loans. There was no agreement signed with the third parties and the funds are non-interest bearing. During 2012, additional $3.2M were advanced and $3.7M was repaid and the outstanding balance was $3,007,301 at March 31, 2012.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2011 and 2010 consist of the following:

	2011	2010

Buildings	$24,781,774	$7,902,125
Leasehold land improvement	21,878	20,864
Machinery and equipment	104,318,990	42,367,394
Vehicles	3,261,984	2,574,278
Office equipment	387,815	205,479
Construction in progress	14,696,770	49,199,036
	147,469,211	102,269,176
Less: Accumulated depreciation	(24,773,965)	(16,779,327)
	$122,695,246	$85,489,849

During the year, the Company's new production lines and plant which amounted $49,383,663 and $11,656,184 respectively were transferred to fixed assets from Construction in progress, these production lines and plant were placed in use in July 2011.

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $7,994,638, $3,149,314 and $2,792,547 respectively.

Construction in progress consists of the construction of a plant and production lines on 300 acres of land and the improvement project on the 300,000 tones production lines and plant facilities. The total construction in progress as at December 31, 2011 and 2010 was $14,696,770 and $49,199,036 respectively.

		Estimated cost
	Balance at December 31, 2011	to complete as of December 31, 2012	Estimated time to complete

Production lines	$13,664,024	$-	December, 2012
Plant	1,032,746	301,880	December, 2012
	$14,696,770	$301,880

The Company's subsidiary, Henan Green, signed an agreement to construct additional 100,000 metric tons of cold-rolled steel production capacity Construction and equipment installation was completed in the first quarter of 2012 . The new production line is subject to further testing and technical upgrades until the third quarter of 2012 when official production will be launched. Plant includes the decoration expenses incurred for the new plant and electricity system installation. It is expected to be completed before December 2012.

No depreciation has been provided for construction in progress.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

9.	LAND USE RIGHT

Land use right as of December 31, 2011 and 2010 consist of the following:

	2011	2010

Land use right, net	$13,807,056	$13,455,218

Land use right represents the value of land approved to the Company for industrial production purpose by the local government in Zhengzhou, People's Republic of China. The right will expire between June 30, 2053 to June 30, 2054 for the land with 58.6 acres (351.61 Chinese mu) and 50 acres (300 Chinese mu) respectively. Land use right payable for the 58.6 acres as of December 31, 2011 and 2010 was $1,404,926 and $10,203,404 respectively.

Buildings of staff accommodation and the R & D center are located on the land with 50 acres (300 Chinese mu). Payment of the land use right for the 50 acres was fully settled in 2009.

The Company acquired the land use right of 58.6 acres (351.61 Chinese mu) in February 2010. Although there is no payment schedule to settle the outstanding amount of $1,404,926 until the Company receives notification from the local government, the Company expects to fully settle the outstanding amount within 12 months.

Land use right is amortized using the straight-line method over the lease term of 43 to 50 years. The amortization expense for the years ended December 31, 2011, 2010 and 2009 were $322,638, $259,438 and $30,827 respectively. The total future amortization is as follows:

December 31,
2012	$330,458
2013	330,458
2014	330,458
2015	330,458
2016	330,458
Over 5 years	12,154,766
$13,807,056

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

10.	DEPOSIT ON ACQUISITION OF FUTURE LAND USE RIGHT

Deposit on acquisition of future land use right as of December 31, 2011 and 2010 consist of the following:

	2011	2010

Deposit on acquisition of future land use right	$12,710,719	$2,143,939

The Company’s related party, Zhengzhou No. 2 Iron and Steel Company Limited ("Zhengzhou Company") owns a land use right with total 24.94 acres (151.4 Chinese mu). The Company's subsidiary, Henan Green, currently leases a part of the land use rights for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company which was the former owner of Henan Green. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of transferring the title of the land use right for the 24.94 acres (151.4 Chinese mu) from Zhengzhou Company.

To facilitate Zhengzhou Company's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction. On May 9, 2011, the Company passed a resolution to purchase the land use right from Zhengzhou Company with a total estimated consideration of $19.6 million. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax. As of December 31, 2011, the Company prepaid $12,710,719 to Zhengzhou Company. The remaining balance $6.9 million plus applicable taxes estimated at $242,300 will be paid after the transfer of title of land use right is completed.

No amortization has been provided for deposit on acquisition of future land use right as the application on transfer of the title of land use right has not been completed as of December 31, 2011. When title is transferred the annual amortization is estimated at $431,000 (RMB 2,711,000) per year.

11.	NOTES PAYABLE

Notes payable as of December 31, 2011 and 2010 consist of the following:

	2011	2010

Classified by financial institutions:
China Citic Bank	$42,580,912	$19,696,970
Bank of Zhengzhou	9,533,040	3,030,303
Minsheng Bank of China	24,229,810	6,030,303
Guangdong Development Bank	14,299,560	12,121,212
Shanghai Pudong Development Bank	15,888,400	18,939,394
China Merchants Bank	16,523,936	6,060,606
China Everbright Bank	19,066,080	13,636,364
Bank of Luoyang	24,627,020	5,166,666
Bank of Communications	12,710,720	-
Bank of Pingdingshan	25,421,438	-
Bank of Xuchang	-	1,545,454
	$204,880,916	$86,227,272

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

11.	NOTES PAYABLE (…/Cont’d)

	2011	2010
Additional information:
Maximum balance outstanding during the year	$204,880,916	$102,298,541
Interest expense	$3,342,011	$2,510,056
Finance charge per contract	0.05%-0.5%	0.05%
Weighted average interest rate	1.29%	1.43%

All notes payable are secured by from 30% to 100% corresponding restricted cash. When the restricted cash is not covered the note, inventories and third parties guarantees are further requested. As of December 31, 2011 and 2010, the Group's cash of $118,130,253 and $66,530,303 respectively were restricted for such purpose. All the notes payable have terms of six months. Local PRC banks had imposed few covenants on the Company’s subsidiary, Henan Green, which required the Company to notify the banks if the Company was not in compliance. The Company was not in compliance with its financial covenants during 2011. The terms of the Notes prohibit making advances or providing guarantees to other unrelated parties without prior consent of the bank. The bank may call the Notes since the Company was not in compliance with its financial covenants. The Banks have not called the Notes or assessed a penalty on the Company for these violations. The Company does not believe that any penalty will be assessed by the Banks for these covenant violations.

12.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of December 31, 2011 and 2010:

	2011	2010

Classified by financial institutions:
China Citic Bank	$3,177,680	$1,515,152
China Merchants Bank	7,944,200	9,090,909
Bank of Zhengzhou	7,626,431	7,575,758
Shanghai Pudong Development Bank	11,121,880	10,606,061
Zhengzhou City Rural Credit Cooperative	-	757,576
Bank of Communications	-	1,515,151
Bank of Luoyang	9,533,040	9,090,909
Bank of Xuchang	4,766,520	3,939,393
	$44,169,751	$44,090,909

Additional information:
Maximum balance outstanding during the year	$44,884,729	$49,812,171
Interest expense	$2,912,292	$2,434,768
Range of interest rate	0.347% - 0.868%	0.425-0.84%
Weighted average interest rate	3.27%	3.02%

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

12.	TERM LOANS (…/Cont'd)

All term loans are fixed term loans with a period of 12 months or less. Local PRC banks had imposed covenant on the Company’s subsidiary, Henan Green For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou Company's land and plant properties, or guaranteed by Henan Green’s director or other third parties. The Company was not in compliance with its financial covenants during 2011. The terms of the bank loans prohibit making advances or providing guarantees to other unrelated parties without prior consent of the bank. The bank may call the loans since the Company was not in compliance with its financial covenants. The Banks have not called the loans or assessed a penalty on the Company for these violations. The Company does not believe that any penalty will be assessed by the Banks for these covenant violations.

A summary of the principal payments for the outstanding term loans during the following fiscal year is as follows:

			Principal payment	Total outstanding
Name of bank	Collateral	Term of loans	due during 2011	loan amount

China Citic Bank	Secured by Henan Green's fixed assets	July 15, 2011 to Apr 14, 2012	$794,420	$794,420
China Citic Bank	Secured by Henan Green's fixed assets	August 2, 2011 to Apr 14, 2012	794,420	794,420
China Citic Bank	Secured by Henan Green's fixed assets	October 27, 2011 to May 16, 2012	1,588,840	1,588,840
China Merchants Bank	Guaranteed by third party and Mingwang Lu	September 21, 2011 to September 21, 2012	3,177,680	3,177,680
China Merchants Bank	Guaranteed by third party and Mingwang Lu	September 29, 2011 to September 29, 2012	4,766,520	4,766,520
Bank of Zhengzhou	Guaranteed by Zhengzhou No. 2 Iron and Steel Company Limited, Mingwang Lu	August 31,2011 to August 31, 2012	4,766,520	4,766,520
Bank of Zhengzhou	Secured by Henan Green's fixed asset	August 31,2011 to August 31, 2012	2,859,911	2,859,911
Shanghai Pudong Development Bank	Secured by Henan Green's land	March 16, 2011 to March 15, 2012	1,588,840	1,588,840
Shanghai Pudong Development Bank	Guaranteed by third party	November 29, 2011 to November 28, 2012	4,766,520	4,766,520

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

12.	TERM LOANS (…/Cont'd)

Name of bank	Collateral	Term of loans	Principal payment due during 2011	Total outstanding loan amount

Shanghai Pudong Development Bank	Secured by Henan Green's land, Mingwang Lu	December 1, 2011 to November 30, 2012	4,766,520	4,766,520
Bank of Luoyang	Guaranteed by third party	May 13 , 2011 to May 12, 2012	4,766,520	4,766,520
Bank of Luoyang	Guaranteed by third party	September 14, 2011 to September 13, 2012	4,766,520	4,766,520
Bank of Xuchang	Guaranteed by third party	May 6, 2011 to April 25, 2012	4,766,520	4,766,520
			$44,169,751	$44,169,751

13.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2011 and 2010 consist of the following:

	2011	2010

Accrued expenses	$4,019,395	$2,963,644
Other payables	10,600,561	361,548
Other tax payables	656,060	856,155
	$15,276,016	$4,181,347

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

Other payables represent payables to purchase of machinery and equipment of fixed assets and other payables. Payables to purchase of machinery and equipment were $9,753,549 as of December 31, 2011.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY

(a)	Capital

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company. During March 2009, the Company amended its memorandum of association by effecting a stock split resulting in the issuance of 29,999,999 shares and increasing the total authorized shares to 100,000,000. Accordingly, immediately after this amendment of its memorandum of association, the Company had 30,000,000 shares outstanding.

A unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants see the table included in this note. The unit purchase option was not exercised and expired on March 21, 2011.

During the year ended December 31, 2010, 2,142,959 warrants were exercised, for which the Company received proceeds of $10,714,795.

From January 1 to March 31, 2011, 13,294,775 warrants were exercised, for which the Company received proceeds of $66,473,875.

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY

(a)	Capital (…/Cont’d)

The Company also granted in connection with its November 2009 public offering the Underwriter Representative (and its designees) a warrant (the “Underwriter Representative Warrant”) for the purchase of an aggregate of 144,000 ordinary shares (the “Warrant Shares”) for an aggregate purchase price of $100.00. The Underwriter Representative Warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $6.00 per share. The Underwriter Representative Warrant is exercisable from August 9, 2010 to November 9, 2014. The fair value of warrants amounted to approximately $108,878 which was calculated by using Black Scholes Option Calculator. Such amount has been recorded through the equity accounts having to impact on stockholders' equity. The fair value of each of warrant was estimated using the following assumptions:

A summary of all warrants outstanding as of December 31, 2011 and 2010 and actions relating thereto during the years then ended is presented below:

	2011	2010

Expected volatility	60.00%	44.80%
Expected term (in years)	2.9	4
Risk free rate	0.36%	1.02%

A summary of all warrants outstanding as of December 31, 2011 and 2010 are presented below:

	Warrants	Exercise Price	Terms

Issued on March 17, 2009	17,266,667	$5.00	2 years
Granted	144,000	6.00	4¼ years
Exercised	(76,600)	5.00	2 years
Outstanding as of December 31, 2009	17,334,067
Exercised	(2,142,959)	5.00	-
Outstanding as of December 31, 2010	15,191,108
Exercised	(13,294,775)	5.00	-
Expired	(1,752,333)
Outstanding as of December 31, 2011	144,000	6.00	2.9 years

During the year ended December 31, 2011, the Company issued 13,294,775 shares in connection with the exercise of 13,294,775 warrants which yielded net proceeds to the Company of $66,473,875.

On April 1, 2011, the Company's Board of Directors passed a board resolution and announced that the Company would repurchase its shares in the open market. From May to December, 2011, the Company repurchased 1,176,898 shares at a cost of $4,516,744.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(b)	Retained Earnings

Retained earnings as of December 31, 2011 and 2010 consist of the following

	2011	2010

Retained earnings	$128,896,723	$77,939,504
Statutory surplus reserves	8,246,235	1,582,902
	$137,142,958	$79,522,406

In accordance with PRC Company Law, the Group is required to allocate at least 10% profit to the statutory surplus reserve. Appropriation to the statutory surplus reserve by the Group is based on profit arrived under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve. Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital. This statutory surplus reserve is not distributable in the form of cash dividends.

As of December 31, 2011, the Group's subsidiary, Henan Green, allocated $6,663,333 which was the 10% of net profits of the year ended December 31, 2011 to the statutory surplus reserves.

A supplemental information of the movement of statutory surplus reserves and registered capital of Henan Green as of December 31, 2011 and 2010 are as follow:

	Statutory surplus	Registered	Percentage
	reserves	capital	Reached

At December 31, 2010	$1,582,902	$43,605,726	4%

Increase in registered capital	-	39,998,218
Statutory surplus reserves transferred from net profits	6,663,333	-
At December 31, 2011	$8,246,235	$83,603,944	10%

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	INCOME TAXES

All of the Company's income is generated in the PRC.

	For the Year ended
	2011	2010	2009

Current income tax expense	$21,961,627	$15,937,143	$14,751,569

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2011, 2010 and 2009 are as follow:

	For the Year ended
	2011	2010	2009

Income before tax	$79,582,179	$63,020,567	$58,199,847

Expected PRC income tax expense at statutory tax rate of 25%	19,895,544	15,755,141	14,549,961

Income not subject to PRC tax	-	56,949	-

Non deductible tax expenses	2,066,083	125,053	201,608
Actual income tax expense	$21,961,627	$15,937,143	$14,751,569

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

The new PRC income tax law imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China (5% withholding income tax for dividends paid to HK companies). Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign investment enterprises are subject to the withholding tax beginning January 1, 2008. All of the Group’s income is generated in the PRC, through Henan Green. The Company considers undistributed earnings of Henan Green as of December 31, 2011, to be permanently reinvested in the PRC. As a result, no deferred tax expense and deferred liability recorded for dividend withholding tax.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	INCOME TAXES (…/Cont’d)

No deferred tax liability has been provided as the amount involved is immaterial. The Group has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the year ended December 31, 2011, 2010 and 2009, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 2011 and 2010, the Group did not accrue any interest and penalties.

16.	SUNDRY INCOME

Sundry income for the years ended December 31, 2011, 2010 and 2009 consist of the following:

	For the Year ended
	2011	2010	2009

Local government subsidies	$449,786	$227,797	$87,844
Transferred from receipts in advance, accounts payable and other receivables	11,835	542	83,772
Subcontracting income	19,565	-	69,567
Others	121,061	41,901	52,648
	$602,247	$270,240	$293,831

During the years ended December 31, 2011, 2010 and 2009 the Group received special one time subsidies from local government of Zhengzhou, China amounting to $449,786, $227,797 and $87,844 for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature and depends on the local government's policy announced within a valid period.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

17.	RELATED PARTY TRANSACTIONS

The Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou Company, the former owner of Henan Green, from January 1, 2008 to December 31, 2027. Rental paid to Zhengzhou Company for the years ended December 31, 2011, 2010 and 2009 were $11,428, $9,909 and $8,916 respectively.

The Company’s related party, Zhengzhou Company owns a land use right with total 24.94 acres (151.4 Chinese mu), the Company currently leases a part of the land use right for 6.69 acres (40.60 Chinese mu) from Zhengzhou Company. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, the Company has started the process of title transfer of the existing land use right to 24.94 acres (151.4 Chinese mu) from Zhengzhou Company. To facilitate Zhengzhou Company's negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, the Company prepaid $12,710,719 to Zhengzhou Company as of December 31, 2011. The final transfer price is to be further determined based on market-based valuation of the land value and calculation of associated value-added tax.

On August 24, 2011, the subsidiary Henan Green Complex Materials Co., Ltd (“Henan Green”) entered into a Memorandum of Understanding (MOU) with a potential joint venture partner located outside of China. In connection with the MOU the Board authorized the Company to deposit $5,000,000 as a good faith deposit. The funds were deposited in August, 2011 with an overseas bank in the name of the Company’s CEO. The $5,000,000 was returned to the Company on December 13, 2011 since it was decided not to pursue such joint venture arrangement.

In March, 2011, the Company paid $1.5 million and $3.5 million to Oasis Green Investments Limited and Plumpton Group Limited, respectively, in accordance with the Company’s original Merger Agreement and following the exercise of aggregate over 96% of the public warrants. Under the Merger Agreement, Oasis, one of the Original Shareholders and which is owned by Ms. Yuying Lu, the daughter of our Chairman and CEO, Mr. Mingwang Lu, and Plumpton, also one of the Original Shareholders, were entitled to receive an aggregate of $5 million in the event that at least 75% of the outstanding warrants were exercised at an exercise price not less than $5.00 per share. It was agreed to the payment obligation under the Merger Agreement as an incentive to Oasis and Plumpton to execute the Merger Agreement and approve the related merger between the Company and COAC. The remaining $0.7 million of that $5.7 million warrant expense was the professional fees paid during the warrant exercise.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

18.	SIGNIFICANT CONCENTRATIONS

Our credit risk is somewhat limited due to a relatively large customer base and its dispersion across geographic areas of the PRC. During the years ended December 31, 2011 and 2010, the Company had no customer which accounted for 10% or more of total revenue. As of December 31, 2011, the Company had one customer which accounted for approximately 12% of total accounts receivable. As of December 31, 2010, the Company had one customer which accounted for approximately 81% of total accounts receivable.

All of the Group's suppliers are located in the PRC. During the year ended December 31, 2011, the Company had three suppliers which each accounted for approximately 43%, 25% and 11% of total purchases, respectively. During the year ended December 31, 2010, the Company had three suppliers which each accounted for approximately 30%, 24% and 12% of total purchases, respectively. As of December 31, 2011, the Company had two suppliers which accounted for approximately 55% and 18%, respectively of total accounts payable. As of December 31, 2010, the Company had two suppliers which accounted for approximately 19% and 16% respectively of total accounts payable.

19.	FOREIGN OPERATIONS

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

Dividends and reserves

Under laws of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following: (i) cumulative prior years' losses, if any; (ii) allocations to the "Statutory Surplus Reserve" of at least 10% of net income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the registered capital of the Company’s subsidiary, Henan Green; (iii) allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to Henan Green's "Statutory Common Welfare Fund", which is established for the purpose of providing employee facilities and other collective benefits to employees in China; and (iv) allocations to any discretionary surplus reserve, if approved by equity stockholders.

The registered capital of the Company's subsidiary, Henan Green, has been increased to $83.6 million as of December 31, 2011, according to the PRC law, Henan Green is required to transfer 10% of its net profit to the statutory surplus reserve till reaches 50% of its total registered capital (i.e approximately $41.8 million).

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

20.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $26,938 (RMB173,689) and $24,701 (RMB166,990) for the years ended December 31, 2011 and 2010 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of December 31, 2011 are payable as follows:

Years Ended
December 31,	Leasehold	Reservoir rental	Total
2012	$12,879	$15,888	$28,767
2013	14,167	15,888	30,055
2014	15,583	15,888	31,471
2015	17,142	15,888	33,030
2016	18,856	15,888	34,744
Over five years	384,363	270,096	654,459
	$462,990	$349,536	$812,526

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 6.69 acres (40.60 Chinese mu) to Henan Green for use. The rental period is from January 1, 2008 to December 31, 2027. Annual rental paid for the land use right is about $8,781 (RMB 60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will increase by 10% annually from 2010 onwards (RMB 66,990 for 2010). Such related party commitments are included in the above table.

21.	SUBSEQUENT EVENTS

One new financial guarantee agreement

On January 13, 2012, the Company's subsidiary, Henan Green, signed a financial guarantee agreement with Bank of communications. Under the agreement, Henan Green acting as a guarantor for Henan Xinye Textile Co., Ltd., a non-related company of the Group. Under the agreement, Henan Green is contingent as guarantor with maximum potential amount of future payment approximately $4.8 million. The guarantee is effective through 2 years after the loan period.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

22.	CONTINGENCIES AND COMMITMENTS

The Group had the following contingencies and commitments as of December 31, 2011:

Guarantee

On June 28, 2011, the Company's subsidiary, Henan Green, entered into a mutual financial guarantee agreement with Henan Xinye Textile Co., Ltd., a non-related company. Under the agreement, both companies are contingent as guarantor with maximum potential amount of future payment approximately of $4.8 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through December 31, 2012.

On October 31, 2011, the Company's subsidiary, Henan Green, entered into a financial guarantee agreement with Zhengzhou Aluminium Industry Co., Ltd., a non-related company, arranged by China Citic Bank. Under the agreement, Henan Green acts as a guarantor for Zhengzhou Aluminium Industry Co., Ltd. Under the agreement, Henan Green is contingent as guarantor with maximum potential amount of future payment approximately $2.4 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through September 7, 2014.

On November 4, 2011, the Company's subsidiary, Henan Green, entered into a financial guarantee agreement with Do-Fluoride Chemicals Co., Ltd, a non-related company. Under the agreement, Do-Fluoride Chemicals Co., Ltd is contingent as a guarantor for Zhengzhou Aluminium Industry Co., Ltd with a maximum potential amount of future payment approximately of $4.0 million and Henan Green also agreed to guarantee the future payment of Zhengzhou Aluminium Industry Co., Ltd for Do-Fluoride Chemicals Co., Ltd. The guarantee is effective through November 3, 2013.

The Company believes that Zhengzhou Aluminium Industry Co.Ltd. has expierenced financial difficulties in 2011 and may not be able to perform on either its payments to the bank or its guarantees. If Zhengzhou Aluminium Industry Co. Ltd is unable to repay its debt or guarantee The Company may be required to pay up to $6.4 million related to those debts. No provision has been made in these financial statements for this obligation as the Company has not been called upon to date to perform under its guarantee.

Legal proceedings or claims

As of December 31, 2011 and 2010, the Group’s management has evaluated all such proceedings and claims, and determined that the Group was not subject to any loss contingencies either for legal proceedings or claims. In addition, the management has not become aware of any product liability claims arising during the years ended December 31, 2011 and 2010; therefore, the Group has not recognized a liability for product liability claims.

Employment Agreements

The Company has entered into employment agreements with three executive officers. Annual minimum compensation for the terms of the employment agreements is as follows:

2012	$820,000
Total	$820,000

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

If an executive’s employment is terminated for any reason prior to the expiration of the employment term, he shall be entitled to payment of (i) any earned but unpaid portion of the Base Salary, (ii) any unpaid Bonus that the Company has been declared to be payable in respect of a fiscal year prior to the year in which the Date of Termination occurs, (iii) any amounts due and payable under the Company’s existing benefits plans, (iv) unreimbursed business expenses, in each case with respect to the period ending on the Date of Termination, and (v) severance payment in cash which is equal to six (6) month of Base Salary at the then current Base Salary rate.

Total compensation charged to operations during the years ended December 31, 2011, 2010, and 2009 related to these employment contracts were $735,000, $675,000, and $135,000, respectively.

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

As of December 31, 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

CONDENSED BALANCE SHEETS
	December 31,
	2011	2010
Assets
Cash	$11,621,907	$5,552,387
Prepayment	-	100,000
Other receivables	-	1,352,180
Investments in subsidiaries	286,912,377	160,813,883
Total assets	$298,534,284	$167,818,450

Liabilities and Stockholders'' Equity
Current liabilities
Accrued liabilities and other payables	$106,448	$6,448
Total liabilities	106,448	6,448

Stockholders' Equity
Common stock	140,418,118	73,944,243
Additional paid in capital	6,930,944	6,930,944
Treasury stock	(4,516,744)	-
Retained earnings	137,142,958	79,522,406
Subscriptions receivable	-	-
Accumulated other comprehensive income	18,452,560	7,414,409
Total stockholders' equity	298,427,836	167,812,002
Total liabilities and stockholders' equity	$298,534,284	$167,818,450

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

23.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED STATEMENT OF INCOME

	For the Year ended
	December 31,
	2011	2010	2009

General and administrative expenses	$(9,439,791)	$(2,059,737)	$(861,388)
Equity income of subsidiaries	67,060,343	49,143,161	44,309,666
Net income	$57,620,552	$47,083,424	$43,448,278

CONDENSED STATEMENT OF CASH FLOWS

	For the Year ended
	December 31,
	2011	2010	2009

Net cash used in operating activities	$(7,887,611)	$(3,511,915)	$(854,941)
Net cash used in investing activities	(48,000,000)	(25,500,000)	(20,000,000)
Net cash provided by financing activities	61,957,131	28,682,613	26,736,630
Cash as of January 1	5,552,387	5,881,689	-
Cash as of December 31	$11,621,907	$5,552,387	$5,881,689

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

24.	QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	2011
	March 31	June 30	September 30	December 31

Revenue:
Steel mill flat-rolled products	$62,676,359	$86,091,053	$101,073,420	$91,937,463
Cost of revenue	(44,713,355)	(62,516,645)	(69,018,246)	(63,951,432)
Gross Profit	17,963,004	23,574,408	32,055,174	27,986,031

Operating expenses:
General and administrative expenses	(1,915,297)	(2,477,658)	(2,750,140)	(3,564,323)
Selling and marketing expenses	(308,134)	(251,364)	(602,364)	(472,370)
Warrant compensation expenses	(5,700,000)	-	-	-
Total operating expenses	(7,923,431)	(2,729,022)	(3,352,504)	(4,036,693)

Operating income	10,039,573	20,845,386	28,702,670	23,949,338

Other income (expenses)
Interest income	255,573	690,156	425,824	541,538
Interest expenses	(2,839,082)	(1,970,324)	(621,145)	(1,039,575)
Sundry income	11,957	29,095	401,884	159,311
	7,468,021	19,594,313	28,909,233	23,610,612
Income tax expense	(3,472,797)	(5,551,183)	(7,518,632)	(5,419,015)

Net income attributable to common stockholders	$3,995,224	$14,043,130	$21,390,601	$18,191,597

Net income per share
- Basic	$0.08	$0.24	$0.37	$0.32

- Diluted	$0.08	$0.24	$0.37	$0.32

Weighted average common shares outstanding
- Basic	49,121,935	59,217,040	58,428,146	56,297,652

- Diluted	49,121,935	59,217,040	58,428,146	56,297,652

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, adopted on March 17, 2009 [incorporated by reference to Exhibit 3.1 to the registrant’s Amendment No. 1 to Form 20-F filed on March 23, 2009]
2.1	Form of Underwriter Representative Warrant [incorporated by reference to Exhibit 4.4 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-161924) filed on November 5, 2009]
4.1	Form of Voting Agreement [incorporated by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]
4.2	Form of Agreement, dated as of September 15, 2009, by and among the registrant, Oasis Green Investments Limited, Plumpton Group Limited, and Honest Joy Group Limited.[incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form F-1 filed on September 15, 2009 in commission file number 333-161924]
4.3	Underwriting Agreement, dated November 9, 2009 [incorporated by reference to Exhibit 1.1 to the registrant’s Report on Form 6-K/A filed on November 10, 2009]
4.4	Form of Registration Rights Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]
4.5	Form of Securities Purchase Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]
4.6	China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on November 16, 2010]
4.7	Form of Share Option Agreement for Employees relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K filed on November 16, 2010]
4.8	Form of Share Option Agreement for Directors relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K filed on November 16, 2010]
4.9	Form of Restricted Share Award Agreement relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K filed on November 16, 2010]
8.1	List of the registrant’s subsidiaries [incorporated by reference to Exhibit 8.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]
11.1	Code of Ethics [incorporated by reference to Exhibit 14.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith.