Form 20-F/A
period 2011-12-31
China Gerui Advanced Materials Group Ltd
filed 2012-05-14
CIK 1449801

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
Email: mingwang.lu@geruigroup.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, no par value	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

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

Yes ☒    No ☐

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

Yes ☐     No ☒

EXPLANATORY NOTE

China Gerui Advanced Materials Group Limited (the “Company”) is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”), which was originally filed with the Securities and Exchange Commission on May 7, 2012, for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and the Exhibit Index to the Form 20-F and furnishing the Interactive Data File as Exhibit 101 thereto.

No other changes have been made to the Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of May 7, 2012 of the Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

PART III

ITEM 19.             EXHIBITS

Exhibit No.	Description
101.INS †	XBRL Instance Document.
101.SCH †	XBRL Taxonomy Extension Schema Document.
101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF †	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB †	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE †	XBRL Taxonomy Extension Presentation Linkbase Document.

†This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Date: May 14, 2012	CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
101.INS †	XBRL Instance Document.
101.SCH †	XBRL Taxonomy Extension Schema Document.
101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF †	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB †	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE †	XBRL Taxonomy Extension Presentation Linkbase Document.

†This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.