Form 20-F
period 2012-12-31
China Gerui Advanced Materials Group Ltd
filed 2013-04-30
CIK 1449801

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Email: mingwang.lu@geruigroup.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012): 59,561,899 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Year Ended December 31, 2012

i

Item 8.	Financial Information	53

	A. Consolidated Statements and Other Financial Information	53
	B. Significant Changes	53

Item 9.	The Offer and Listing	54

	A. Offer and Listing Details	54
	B. Plan of Distribution	54
	C. Markets	54
	D. Selling Shareholders	54
	E. Dilution	54
	F. Expenses of the Issue	54

Item 10.	Additional Information	55

	A. Share Capital	55
	B. Memorandum and Articles of Association	55
	C. Material Contracts	60
	D. Exchange Controls	60
	E. Taxation	61
	F. Dividends and Paying Agents	64
	G. Statement by Experts	64
	H. Documents on Display	64
	I. Subsidiary Information	64

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	65

Item 12.	Description of Securities Other Than Equity Securities	65

	A. Debt Securities	65
	B. Warrants and Rights	65
	C. Other Securities	65
	D. American Depositary Shares	66

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	66

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	66

Item 15.	Controls and Procedures	66

Item 16A.	Audit Committee Financial Expert	68

Item 16B.	Code of Ethics	68

Item 16C.	Principal Accountant Fees and Services	68

Item 16D.	Exemptions From the Listing Standards for Audit Committees	69

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	69

Item 16F.	Change in Registrant’s Certifying Accountant	69

Item 16G.	Corporate Governance	69

Item 16H.	Mine Safety Disclosure	69

PART III

Item 17.	Financial Statements	70

Item 18.	Financial Statements	70

Item 19.	Exhibits	70

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	“China Gerui” “we,” “us,” or “our,” and the “Company,” are to the combined business of China Gerui Advanced Materials Group Limited, a BVI company, and its consolidated subsidiaries, Wealth Rainbow, Henan Green and Zhengzhou Company;

•	“Wealth Rainbow” are to our wholly-owned subsidiary Wealth Rainbow Development Limited, a Hong Kong company;

•	“Henan Green” are to Wealth Rainbow’s wholly-owned subsidiary Henan Green Complex Materials Co., Ltd., a PRC company;

•	“Zhengzhou Company” are to Henan Green’s wholly-owned subsidiary Zhengzhou No. 2 Iron and Steel Company Limited, a PRC company;

•	“COAC,” are to China Opportunity Acquisition Corp., a Delaware corporation that merged with and into China Gerui;

•	“BVI” are to the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“SEC” are to the Securities and Exchange Commission;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Forward-Looking Information

This annual report contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry.  When used in this annual report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.  These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.  Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this annual report.

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

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The selected consolidated statement of income data for the fiscal years ended December 31, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2012	2011	2010	2009	2008
Statement of Income Data:
Revenue	$265,486	$341,778	$253,866	$218,903	$196,264
Gross profit	56,945	101,578	75,997	65,807	53,857
Operating income	42,331	83,537	66,950	60,315	49,594
Net income before income taxes	38,030	79,582	63,021	58,200	47,375
Net income	26,133	57,621	47,083	43,448	21,585
Weighted average ordinary shares - basic	58,543,076	56,297,652	43,891,670	33,751,844	30,000,000
Weighted average ordinary shares - diluted	58,543,076	56,297,652	46,655,721	37,675,479	30,000,000
Basic earnings per share	$0.45	$1.02	$1.07	$1.29	$0.72
Diluted earnings per share	$0.45	$1.02	$1.01	$1.15	$0.72
Balance Sheet Data:
Total current assets	$495,040	$445,186	$227,915	$146,638	$94,019
Total assets	673,370	601,076	329,004	184,350	115,376
Total current liabilities	343,302	302,648	161,192	97,307	102,808
Total liabilities	343,302	302,648	161,192	97,307	102,836
Stockholders’ equity	330,067	298,428	167,812	87,043	12,540

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

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

We currently sell high precision steel products to more than 20 major customers in the Chinese domestic market. For the fiscal years ended December 31, 2012 and 2011, sales revenues generated from our top 10 customers amounted for 30.8% and 25.8% of total sales revenues, respectively, and sales to our largest single customer for the same periods amounted to 6.8% and 5.5% of our total sales revenues, respectively. We do not enter into long-term contracts with our customers and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenues and business.

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

As of December 31, 2012, we have used the net proceeds from the aforementioned financings to expand our cold-rolled steel processing capacity from 250,000 metric tons per annum to 500,000 metric tons per annum and to add 200,000 metric tons per annum of capacity to our 50,000-metric ton-per-annum chromium plating line so as to be capable of producing additional 250,000 tons of cold-rolled steel per annum. The estimated total capital expenditure for these expansion projects was approximately $45 million. We will also need to use capital to test and optimize our new production lines in order to bring them into full operation, maintain the condition of our equipment, and comply with environmental laws and regulations.

On February 26, 2013, we entered into an equity/asset transfer agreement to acquire 100% ownership of Zhengzhou Company, a related party of the Company. We agreed to pay a total cash purchase price of RMB 268 million (approximately $42.6 million) to the shareholders of Zhengzhou Company, of which we paid RMB 150.0 million (approximately $24.1 million) as of December 31, 2012. We expect that the balance of the purchase price will be paid within the next 6 months. If we fail to pay the full purchase price timely, we will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the equity/asset transfer agreement, the breaching party is required to pay the other parties for damages in an amount of RMB 1 million (approximately $0.16 million).

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

The recent global economic crisis could further impair the steel industry thereby limiting demand for our products and affecting the overall availability and cost of external financing for our operations.

The repetition, continuation or intensification of the recent global economic crisis and turmoil in the global financial markets have adversely impacted our business, the businesses of our customers from whom we generate revenues and our potential sources of capital financing. Our high precision, cold rolled steel products parts are primarily sold to customers who operate in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries. The global economic crisis harmed most industries and has been particularly detrimental to the steel industry. Since virtually all of our sales are made to end users in other industries, our sales and business operations are dependent on the financial health of both the steel industry and other industries in which our customers operate. Therefore, our business could suffer further if our customers continue to experience, difficulties in their respective industries or a downturn in their business. Presently, it is unclear whether and to what extent the economic stimulus measures and other actions taken or contemplated by the Chinese government and other governments throughout the world will mitigate the effects of the crisis on the steel industry and other industries that affect our business. Although these conditions have not presently impaired our ability to access credit markets and finance our operations, the impact of the current crisis on our ability to obtain capital financing in the future, and the cost and terms of same, is unclear.

A downturn or negative changes in the highly volatile steel industry has harmed our business and profitability.

Steel consumption is highly cyclical and generally follows general economic and industrial conditions, both worldwide and in various smaller geographic areas. Pricing can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. The steel industry has historically been characterized by excess world supply and wide fluctuations in results of operations both in China and globally. This has led to substantial price decreases during periods of economic weakness, which have not been offset by commensurate price increases during periods of economic strength. Substitute materials are increasingly available for many steel products, which may further reduce demand for steel. Additional overcapacity or the use of alternative products could further hurt our results of operations.

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

Our revenues will decrease if there is less demand for the end product in which our products are utilized.

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

Our total debt under existing bank loans and lines of credit as of December 31, 2012 was approximately $317.0 million. Our obligations under certain of our short term bank loans are guaranteed by Zhengzhou Company, which owns the land use rights and buildings in which we conduct our operations. Zhengzhou Company has pledged the land use rights and buildings under this guarantee. We had $393.9 million in total cash (including certificate of deposit) of which $228.9 million was unrestricted cash as of December 31, 2012. We have elected to reserve the use of such cash for our capital expansion program and have recently renewed certain existing bank loans and lines of credit. This indebtedness and the incurrence of any new indebtedness could (i) make it more difficult for us to satisfy and pay our existing liabilities and obligations, which could in turn result in an event of default, (ii) require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or (vi) place us at a competitive disadvantage compared to competitors that have proportionately less debt. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us to default on our debt service obligations, be subject to foreclosure on such loans, and lose possession of the land and buildings in which we conduct our operations. Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

During 2012, we were not in compliance with the financial covenants. The terms of the loans prohibit making advances or providing guarantees to other unrelated parties without prior consent of the bank. Although the banks have not called the loans or assessed a penalty on us for these violations, there is no assurance that the banks will not call the loans because there is no standstill agreement reached between us and the banks. We do not believe that any penalty will be assessed by the banks for these violations. In addition, as of December 31, 2012, we provided guarantees for certain non-related parties. We believe that Zhengzhou Aluminum Industry Co., Ltd., one of the non-related companies to which we provided a loan guarantee, experienced financial difficulties in 2012 and may not be able to perform on its payments under its loans and guarantees. If Zhengzhou Aluminum Industry Co., Ltd. is unable to repay its debt or guarantees, we may be required to pay up to $6.4 million related to its debt and guarantees. No provision has been made in our financial statements for this obligation as we have not been called upon to date to perform under our guarantee.

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

Our business operations depend heavily on the availability of various raw materials and energy resources, primarily hot-rolled steel coil, but also chromium, tin, zinc, oil paint and electricity. Steel coil has historically accounted for approximately 92% of our total cost of sales. The availability of raw materials and energy resources may decrease and their prices may fluctuate greatly. We purchase a large portion of our raw materials from a selected number of suppliers, but we currently do not have long-term supply contracts with any particular supplier to assure a continued supply of raw materials. While we maintain good relationships with these suppliers, the supply of raw materials may nevertheless be interrupted on account of events outside our control, which will negatively impact our operations. If these or any other important suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. So far we have been able to pass most raw material cost increases on to our customers. However, if our raw material and energy costs increase to such an extent that we cannot pass these higher costs on to our customers in full or at all, our margins will suffer. Although we currently benefit from favorable pricing in some of these supply contracts, if market prices for these raw materials decline, we may not be able to take advantage of decreasing market prices, and our profit margins may suffer.

Starting 2012, we began to offer our customers an increased number of products, including precision cold-rolled steel, chromium-plated and laminated cold-rolled steel of both narrow- and wide- strip. Our raw material may evolved from just narrow-strip to both narrow- and wide-strip hot-rolled coils and finished cold-rolled steel (for chromium-plating and laminating processing), thus posing changed demand on our suppliers for flexibility of type and timeliness of delivery. Any failure of our suppliers to meet our afore-mentioned demand may adversely impact our operation and ability to fulfill sales contracts in a timely manner.

We produce a limited number of products and may not be able to respond quickly to significant changes in the market or new market entrants.

Cold-rolled specialty precision steel manufacturing is a relatively new industry in China. Previously, our customers which manufacture durable goods have relied solely on imports from Japan, Korea, the European Union and the United States. We believe the average quality and standards of products of China’s high precision steel industry lags behind international standards. While we offer five series and over 20 types of high-precision steel products and believe we have developed a nationally recognizable brand, there are many other specialty precision steel products of similar nature in the market. While we began to export products to Turkey and India in 2012, we have not yet developed an internationally recognizable brand for specialty steel products. If there are significant changes in market demand and/or competitive forces, we may not be able to change our product mix or adapt our production equipment quickly enough to meet customers’ needs. Under such circumstances, our narrow band of precision steel products and/or new market entrants may negatively impact our financial performance.

Increased imports of steel products into China could negatively affect domestic steel demand and prices and reduce our profitability.

While China’s steel production has increased rapidly in recent years, we believe that domestic production continues to be insufficient to meet demand for high-end steel products. As a result, China is expected to continue to import a significant portion of its steel products. Foreign competitors may have lower raw material costs, and are often owned, controlled or subsidized by their governments, which allows their production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Import levels may also be impacted by decisions of government agencies, under trade laws. Increases in future levels of imported steel could negatively impact future market prices and demand levels for our precision steel products.

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

In 2011, China announced new guidelines aiming to reduce energy use and carbon emissions per unit of industrial value added output by 4 percent in 2011 compared to 2010 levels. The target levels are slightly higher than those pledged by China in its recently released 12th Five Year Plan and are part of China's plan to cut energy consumption and carbon emissions per unit of gross domestic product by 18 percent over the next five years. In 2011 and 2012, electricity supplies were cut back to many industrial producers around China. Local governments have also occasionally required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels.

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

Our business will suffer if we lose our land use rights. Should our expenditures and efforts to strengthen our land use rights by acquiring Zhengzhou Company , a related party, be perceived as a waste of resources or non-arms’-length transaction, we may be subject to greater regulatory scrutiny or shareholder litigation risks.

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives. In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable. Land use rights can be granted upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land granting fee, the entry into a land use agreement with a competent governmental authority and certain other ministerial procedures. Our subsidiaries, Henan Green and Zhengzhou Company hold land use rights for their occupied properties. Although we reasonably believe both subsidiaries have proper land use rights, but no assurance can be given that our land use rights will be renewed or maintained. We have received land use certificates for certain parcels of land on which our properties reside, but we may not have followed all procedures required to obtain such certificates or paid all required fees. If the Chinese administrative authorities determine that we have not fully complied with all procedures and requirements needed to hold a land use certificate, we may be forced by the Chinese administrative authorities to retroactively comply with such procedures and requirements, which may be burdensome and require us to make payments, or such Chinese administrative authorities may invalidate or revoke our land use certificates entirely. If the land use right certificates needed for our operations are determined by the government of China to be invalid or if they are not renewed, we may lose production facilities or employee accommodations that would be difficult or even impossible to replace. Should we have to relocate, our workforce may be unable or unwilling to work in the new location and our business operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase costs of production, which would negatively impact our financial results.

On February 26, 2013, we entered into an equity/asset transfer agreement to acquire 100% ownership of Zhengzhou Company, which is the owner of a land use right with respect to 24.94 acres (151.4 Chinese mu), on which our existing production lines and warehouses are located. We agreed to pay a total cash purchase price of RMB 268 million (approximately $42.6 million) to the shareholders of Zhengzhou Company, of which we paid RMB 150.0 million (approximately $24.1 million) as of December 31, 2012. We expect to pay the balance of the purchase price within the next six months. The purchase price was determined based on the appraisal report prepared by an independent appraisal firm, Henan Minsheng Asset Appraisal Office. The purpose of this transaction is to ultimately reduce our overall risk position by reducing our dependence on third parties for our land use rights, and that the terms of the transaction are substantially equivalent to those that would be paid to an unrelated third party. However, if a regulator or shareholder disagrees with this view and seeks to invalidate this transaction or sue for damages, we may need to engage in expensive litigation or other measures to defend our actions, which we may lose, and our efforts to bolster our land use rights may be frustrated. Even if this transaction is not invalidated or otherwise challenged, substantial additional funds may need to be paid in order to transfer the land use rights, which may have a material adverse effect on our financial condition.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have the operating effectiveness of our internal controls attested to by our independent auditors.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K or Form 20-F filed under the Exchange Act to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated or accelerated filers must include in their annual reports on Form 10-K or Form 20-F an attestation report of their regular auditors attesting to and reporting on management’s assessment of internal control over financial reporting. Non-accelerated filers and smaller reporting companies are not required to include an attestation report of their auditors in annual reports.

A report of our management and an attestation report of our auditor is included under Item 15 “Controls and Procedures” of this report. Although our management believes that our internal control over financial reporting was effective as of December 31, 2012, we can provide no assurance that we will comply with all of the requirements imposed by SOX 404 and we will receive a positive attestation from our independent auditors in the future. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption laws could subject us to penalties and other adverse consequences.

Our executive officers, employees and other agents may violate applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. The PRC also strictly prohibits bribery of government officials. However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We have adopted a general FCPA policy in our Code of Ethics and intend to implement measures to ensure compliance with the FCPA and Chinese anti-corruption laws by all individuals involved with our company. However, our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ordinary shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

We rely heavily on our key management personnel and the loss of their services could adversely affect our business.

Our executive management team has a specialized knowledge of steel markets and works closely with our customers to provide products to exact specifications. Our Chairman and founder, Mr. Lu, has twenty-five years’ experience in the steel industry in China. In addition, the executive management team has an average of fifteen years of industry experience. Their long tenure with the company and the industry has enabled the management team to build close relationships with suppliers and customers. The expertise of management and technical innovation of the company give it a strong competitive advantage. We do not currently have employment agreements with our management team and we do not maintain key person insurance on these individuals. The loss of Mr. Lu’s services or any of our other management poses a risk to our business. We may not be able to attract or retain qualified management on acceptable terms in the future due to the intense competition for qualified personnel in our industry and as a result, our business could be adversely affected.

Risks Related to Doing Business in China

Substantially all of our operating assets are located in China and substantially all of our revenue is derived from our operations in China, so our business, results of operations and prospects are subject to the economic, political and legal policies, developments and conditions in China.

The PRC’s economic, political and social conditions, as well as government policies, could impair our business. The PRC economy differs from the economies of most developed countries in many respects. China’s gross domestic product has grown consistently since 1978. However, we cannot assure you that such growth will be sustained in the future. If, in the future, China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could impair our ability to remain profitable. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be hindered by PRC government control over capital investments or changes in tax regulations.

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

We are subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion between RMB and foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account.” Currency conversion within the scope of the “current account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account,” including capital items such as direct foreign investment, loans and securities, still require approval of SAFE. Further, any capital contributions to Henan Green by its offshore shareholder must be approved by MOFCOM or its local counterpart. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of RMB. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

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

The ability of our Chinese operating subsidiaries to pay certain foreign currency obligations, including dividends, is subject to restrictions.

Our ability to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances. Since substantially all of our operations are conducted in China and a majority of our revenues are generated in China, a significant portion of our revenue earned and currency received are denominated in RMB. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. RMB is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, if any, on our ordinary shares or otherwise satisfy foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due. In addition, current regulations in China would permit our PRC operating subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, they will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of their accumulated profits each year. Such reserve account may not be distributed as cash dividends.

Our business could be severely harmed if the Chinese government changes its policies, laws, regulations, tax structure or its current interpretations of its laws, rules and regulations relating to our operations in China.

Our manufacturing facility is located in Henan, China and virtually all of our assets are located in China. We currently generate our sales revenue only from customers located in China. Our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to:

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

All of our operations are conducted in China and substantially all of our revenues are generated from sales to businesses operating in China. Although the Chinese economy has grown significantly in recent years, such growth may not continue. We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in Chinese economy which may affect demand for precision steel products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our products and in turn harm our results of operations.

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

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets in which we operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

If the Ministry of Commerce, China Securities Regulatory Commission, or another PRC regulatory agency, determines that approval of our recent merger was required or if other regulatory obligations are imposed upon us, we may incur sanctions, penalties or additional costs which would damage our business

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, and the China Securities Regulatory Commission, or CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. Article 11 of the M&A Rules requires PRC companies, enterprises or natural persons to obtain MOFCOM approval in order to effectuate mergers or acquisitions between PRC companies and foreign companies legally established or controlled by such PRC companies, enterprises or natural persons. Article 40 of the M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals should obtain the approval of the CSRC prior to the listing and trading of such offshore special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the offshore special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. On September 21, 2006, the CSRC published on its official website procedures and filing requirements for offshore special purpose vehicles seeking CSRC approval of their overseas listings.

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

In 2008, Wealth Rainbow acquired 100% of the equity interest of Henan Green from 13 shareholders who are PRC nationals, following which Henan Green was changed from a domestic company into a FIE. The prior sole owner of Wealth Rainbow and former majority owner of China Gerui is the daughter of Mingwang Lu, one of the selling shareholders of Henan Green. The M&A Rules require that when a foreign investor which is established or controlled by a domestic natural person acquires the equity interest of a domestic company that is related with such foreign investor, such acquisition shall be approved by MOFCOM, and the parties to the acquisition shall have the obligation to disclose the existence of any interested party relationship. We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, Attorneys at Law, that all the necessary approvals and registrations for Wealth Rainbow’s acquisition of the equity interest in Henan Green had been obtained. However, there remains some uncertainty as to the interpretation and implementation of M&A Rules with regard to the interested party relationship. If a PRC regulatory agency, such as MOFCOM, subsequently determines that the approval from MOFCOM was required for the acquisition, we may face sanctions by such PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offerings into China, restrict or prohibit payment or remittance of dividends by Henan Green to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. The PRC regulatory agency may also take actions requiring us, or making it advisable for us, to cancel this previous acquisition.

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

China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities.

In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in China or overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries.

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

In addition, under the EIT law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends from our PRC operating subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiaries. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

The market price for our ordinary shares could be subject to wide fluctuations in response to a variety of factors, some of which may be beyond our control. During the fiscal year ended December 31, 2012, the high and low reported sales prices of our ordinary shares were $4.17 and $1.22, respectively. Factors affecting the trading price of our ordinary shares include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts who might cover our shares;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;
•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the steel industry;
•	customer demand for our products;
•	investor perceptions of the steel industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	loss of external funding sources;
•	sales of our stock, including sales by our directors, officers or significant shareholders; and
•	additions or departures of key personnel.

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

Our ordinary shares may be delisted from the NASDAQ Global Select Market, which could negatively impact the price of our ordinary shares and our ability to access capital markets.

Our ordinary shares are listed on the NASDAQ Global Select Market. Should we fail to satisfy the continued listing requirements of the NASDAQ Global Select Market, our ordinary shares could be delisted. Among others, we are required by NASDAQ to maintain a minimum bid price of $1.00 per share. Our stock price is currently above $1.00. However, in the event that our stock did close below the minimum bid price of $1.00 per share for any 30 consecutive business days, we would regain compliance if our ordinary shares closed at or above $1.00 per share for 10 consecutive days during the 180 days immediately following failure to maintain the minimum bid price. If we are unable to do so, our stock could be delisted from the NASDAQ Global Select Market, transferred to a listing on the NASDAQ Capital Market, or delisted from the NASDAQ markets altogether. The delisting of our ordinary shares would significantly affect the ability of investors to trade our securities and would significantly negatively affect the value and liquidity of our ordinary shares. In addition, the delisting of our ordinary shares could materially adversely affect our ability to raise capital on terms acceptable to us or at all. Delisting from the NASDAQ Global Select Market could also have other negative results, including the potential loss of confidence by our suppliers, customers and employees, the loss of institutional investor interest, and fewer business development opportunities.

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

Prior to our March 2009 merger with COAC, our operating subsidiary, Henan Green, declared and paid dividends of $51.9 million and $42.3 million in 2008, respectively, and declared and paid dividends of $16.1 million in 2007.  We paid no dividends during the fiscal year ended December 31, 2012.  Notwithstanding Henan Green’s past history of making dividend payments, we intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

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

Our share repurchase program did not succeed in reassuring the markets of our confidence in our financial condition and growth potential.

In April 2011, we announced that our board of directors had approved a six-month share repurchase program to repurchase up to an aggregate of $10 million of our ordinary shares. Our board of directors subsequently extended the program from six months to an indefinite period or until the program is completed. As of December 31, 2012, consistent with the program, we had repurchased ordinary shares from to time in an aggregate amount of approximately $6.1 million. Since the commencement of our program, the closing stock price of our ordinary shares has generally declined from a high of $5.20 a few days following the announcement of the program to a low of $1.22 as of April 12, 2013. Many factors may cause our stock price to decline and our share repurchase program was unable to prevent or reverse such a decline. To the extent that our share repurchase program is unsuccessful in reversing the downward trend of our stock price, we may have expended capital without achieving a concrete increase in our share value.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is China Gerui Advanced Materials Group Limited. The Company was incorporated in the BVI under the BVI Business Companies Act, 2004 on March 11, 2008. The address of our principal place of business is 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province 451191, People’s Republic of China, and our telephone number is (+86) 371 62568634.

Corporate History

We are a holding company and all of our active business operations are conducted by our indirect, operating subsidiaries, Henan Green and Zhengzhou Company.

China Gerui was incorporated solely for the purpose of acquiring the issued share capital of Wealth Rainbow, which was organized for the sole purpose of acquiring and holding all of the outstanding equity capital in Henan Green.  Neither China Gerui nor Wealth Rainbow has any active business operations other than their ownership of Henan Green.

Henan Green was formed in China in December 2000 by Zhengzhou Company and six individuals including Mr. Mingwang Lu, our Chairman and CEO, and Mr. Baiwang Lu, the brother of Mr. Mingwang Lu.  In December 2006, Zhengzhou Company transferred all its equity interest in Henan Green to 11 individuals including Mr. Mingwang Lu.  On October 21, 2008, the then shareholders of Henan Green transferred all their equity interest in Henan Green to Wealth Rainbow. The acquisition was accounted for as a reorganization under common control with the purchase of a minority interest.

Wealth Rainbow was organized in 2008 for the sole purpose of acquiring and holding all of the outstanding equity capital in Henan Green. Wealth Rainbow was acquired by China Gerui on November 28, 2008. At the time of the acquisition, the sole shareholder of Wealth Rainbow was Ms. Yuying Lu, the daughter of Mr. Lu, and the majority shareholder of China Gerui was Oasis, whose sole shareholder was Ms. Lu.  Therefore, under U.S. GAAP reporting rules, the control group’s 55.02% interest of Henan Green that was acquired constitutes an exchange of equity interests between entities under common control, and the remaining 44.98% interest of Henan Green was accounted for as a minority interest prior to the date of acquisition. As of March 17, 2009, the minority interest ceased to exist.

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

On February 26, 2013, Henan Green acquired 100% ownership of Zhengzhou Company for a total cash purchase price of RMB 268 million (approximately $42.6 million), of which RMB 150.0 million (approximately $24.1 million) has been paid. If Henan Green fails to pay the full purchase price by the negotiated deadline, it will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the equity transfer agreement, the breaching party is required to pay the other parties for damages in an amount of RMB 1 million (approximately $0.16 million). Zhengzhou Company was formed in China on May 14,1993 and owns land use rights with respect to 24.94 acres of land, among which 6.69 acres of land had been leased to Henan Green pursuant to a lease agreement in December 2008. The term of the lease is from January 1, 2008 to December 31, 2027. Our existing production lines and warehouses are located on such land. In addition, three Company directors, Mr. Mingwang Lu, Mr. Yi Lu and Mr. Maotong Xu, were shareholders of Zhengzhou Company and owned 39.7%, 0.27% and 0.5% of Zhengzhou Company, respectively.

The following diagram illustrates our corporate structure as of the date of this annual report.

Principal Capital Expenditures and Divestitures

In fiscal years 2012, 2011 and 2010, our total capital expenditures were $30.6 million, $49.1 million and $69.1 million, respectively. Capital expenditures in 2012 were primarily related to our capacity expansion program, which involved the construction of three new cold-rolled steel production lines with 250,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. The first phase of our production capacity expansion program, the construction of two new cold-rolled production lines with total annual capacity of 150,000 tons, was completed during 2011, and launched normal production operations in July 2011. The second phase of our capacity expansion program, the construction of an additional 100,000 tons of cold-rolled production capacity, was completed in the first quarter of 2012 and launched production operations in the third quarter of 2012.

B. Business Overview

General

We are a leading China-based, non-state-owned contract manufacturer of high precision cold-rolled narrow strip steel products. We convert steel manufactured by third parties into thin steel sheets and strips according to our customers’ specifications. We produce precision ultra-thin, high-strength cold-rolled steel products, with thicknesses starting from 0.05 mm width up to 600 mm and tolerance +/- 0.003mm. We sell our products to domestic Chinese customers who primarily operate in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries. The cold-rolled precision steel industry is relatively new in China. Manufacturers of products that use specialty precision steel products, including our customers, traditionally imported raw materials from Japan, South Korea, the European Union and the United States.

Prior to 2009, we produced and sold unplated steel sheets to manufacturers or distributors which then further treated or outsourced our products for tin or zinc plating to produce tinplate or zinc-plated steel, or for electrolytic chromic acid treatments to produce chromium plated steel, according to customer specifications. We added chromium plating facilities in December 2008 and launched mass production of chromium plated steel products in February 2009.

Our PRC manufacturing facility is located in Zhengzhou, Henan Province. We currently operate eleven sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 500,000 metric tons and two chromium-plating production lines with total annual processing capacity of approximately 250,000 metric tons. We recently completed our capacity expansion program, which involved the construction of three new cold-rolled steel production lines with 250,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. The first phase of our production capacity expansion program, with total annual capacity of 150,000 tons, was completed during 2011, and normal production operations in July 2011. The second phase of our capacity expansion program, the construction of an additional 100,000 tons of cold-rolled production capacity, was completed in the first quarter of 2012 and the production operation was launched in the third quarter of 2012. This recent expansion will increase our product offerings, which we believe will increase our profit margin. Newly-added capacity to produce these types of high-end plated steel products will enable us to enhance our higher-margin product offering to meet the increasing demand in the China market for high-end cold-rolled steel products.

Our revenue has increased from $253.9 million in 2010 to $341.8 million in 2011 and then decreased to $265.5 million in 2012, representing a compounded annual growth rate, or CAGR, of approximately 2.3% from 2010 to 2012. Our net income increased from $47.1 million in 2010 to $57.6 million in 2011 and decreased to $26.1 million in 2012, representing a CAGR of (25.6)% from 2010 to 2012.

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

Our Products

We are a leading niche and high value-added steel processing company in China. We produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products, with thicknesses starting from 0.05 mm width up to 1,200 mm and tolerance +/- 0.003 mm, that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. Our products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. We sell our products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables.

Prior to 2011, we produced and sold narrow-strip cold-rolled steel with width up to 600mm. Our annual production capacity was 250,000 metric tons. We started to build a chromium plating facilities in December 2008, and launched mass production of chromium plated steel products in October 2009 with annual chromium plating capacity of 50,000 metric tons. With the capacity expansion program recently completed in 2012, we now have total production capacity of 500,000 metric tons of both narrow- and wide-strip cold-rolled steel, of which up to 50% can be further chromium-plated as value-add service to customers.

We have five series and over 20 types of high precision strip steel products. Our products are manufactured from steel substrate of cold-rolled or hot-rolled pickled coils. We have the flexibility to adjust our production specifications to meet changes in market demand.

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

The market for our principal raw material, hot rolled steel, is price sensitive. We work with long-term suppliers, which are the large and mid-scale steel mills in China, as well as our customers to ensure quick reaction to the change of pricing directions in the market. As steel prices drop, we endeavor to obtain price concessions from suppliers, and pass the cost-savings to our customers. As steel prices rise, we negotiate with customers to pass on cost increases, and negotiate with suppliers to lock in lower steel costs. We believe our ability to manage the price of raw materials and the price of final products, as well as our long-term relationships with our suppliers and customers, are important factors in our success in this business.

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

Since 2012, we began to offer cold-rolled wide-strip steel in addition to our traditional cold-rolled narrow-strip steel products with total capacity of 500,000 metric tons. Our chromium-plating capacity was increased from 50,000 metric tons (for narrow-strip only) to 250,000 metric tons (for both narrow- and wide-strip). Also, we are in the process of building a laminated steel production line that is expected to be launched for production in the second quarter of 2013. The afore-mentioned improvement of our product mix posed changed demand for raw materials, requiring our suppliers to meet our raw material need in a cost-effective, flexible, and timely manner.

For the years ended December 31, 2012, 2011 and 2010, our three largest suppliers accounted for over 80%, 79% and 66%, respectively, of our total purchases. For the years ended December 31, 2012, 2011 and 2010, our single largest supplier accounted for 37.4%, 42.8% and 29.7% of our total purchases, respectively.

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

We produce on a contract basis for our customers and develop, process and manufacture steel products tailored to customers’ specifications. We sell our products to domestic Chinese customers primarily operating in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries. Our high precision steel products are sold directly to the end users in various parts of China and our production was based on confirmed sales orders.

The following table sets forth the percentages of sales of our products by industry applications during each of the three years of 2012, 2011 and 2010:

			Year Ended December 31,
Revenue by Industry Application	Thickness	Precision	2012	2011	2010
Food and industrial packaging	0.1 - 1.3 mm	±0.0025 - 0.005	50.6%	49.2%	51.8%
Construction and household decorations materials	0.2 - 1.1 mm	±0.0025 - 0.005	22.6%	19.2%	33.7%
Electrical appliances	0.09-1.1 mm	±0.002 - 0.005	17.5%	23.5%	6.0%
Telecommunication wires and cables	0.1-0.24 mm	±0.0025 - 0.005	9.4%	8.1%	8.5%

During the last three fiscal years, we have sold our products to more than 200 customers that were located in Shanghai, Zhejiang, Jiangsu, Shandong, Guangdong, Hebei, Tianjin, Guangxi, Fujian and Liaoning. Our major customers for the year ended December 31, 2012 included:

Customer Name	Quantity Sold (Metric Tons)	% of Total Sales
Dongying Bohai Metals Co. Ltd.	19,964	6.8%
Luoyang Lixin Commerce and Trade Co., Ltd.	15,332	5.2%
Henan Shun Kay Colored Steel Co., Ltd.	10,574	2.6%
Zhongyuan Shengqi Co. Ltd.	10,545	3.6%
Hangzhou Xinye Bottle Cap Co. Ltd.	8,618	2.8%

For each of the years ended December 31, 2012, 2011 and 2010, our five largest customers accounted for 21.0%, 16.2% and 22.9% of total sales, respectively. For the years ended December 31, 2012, 2011 and 2010, the single largest customer accounted for 6.8%, 5.5% and 8.5% of our total sales, respectively.

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

We have registered the trademark for the logo with the Trademark Office of the State Administration for Industry and Commerce of China.  We use our trademark for the sales and marketing of our products.  Our trademark expires on December 27, 2014 and may be continually renewed thereafter.

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

Our capacity expansion program is one of the primary ways that we believe that we are maintaining or increasing our competitiveness as to all competitors with respect to many of the above factors. As previously disclosed, our expansion plan was implemented in two phases. The first phase has involved the construction of 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum, which started normal operations in July 2011. The second phase of our expansion plan involved the construction of another 100,000 metric tons of capacity and the production operation was launched in the third quarter of 2012.

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

C. Organizational Structure

See “—A. History and Development of the Company—Corporate History” above for details of our current organizational structure.

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

Our manufacturing facilities are located in Zhengzhou, Henan Province, China. The total land area is approximately 1,194,000 square feet, which is owned by Zhengzhou Company. Our facilities have a total area of approximately 264,000 square feet, of which 226,000 square feet is devoted to production facilities, 9,000 square feet is raw material warehouse space, 6,300 square feet is finished product warehouse space and 22,700 square feet is an office building. Prior to our acquisition of Zhengzhou Company in February 2013, we leased this space from Zhengzhou Company. The lease was for a 20-year term, beginning on January 1, 2008. The rent under the lease was approximately $12,867, $11,428 and $9,909 for 2012, 2011 and 2010, respectively. Zhengzhou Company pledged the land and buildings to guarantee our obligations under certain of our short-term bank loans.

As of December 31, 2012, our facilities had an annual cold rolling steel processing capacity of approximately 500,000 metric tons and an annual chromium coating capacity of approximately 250,000 metric tons.

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Overview

We are a leading China-based, non-state-owned contract manufacturer of high precision cold-rolled narrow strip steel products. We convert steel manufactured by third parties into thin steel sheets and strips according to our customers’ specifications. We produce precision ultra-thin, high-strength cold-rolled steel products, with thicknesses starting from 0.05mm width up to 600 mm and tolerance +/- 0.003mm. We sell our products to domestic Chinese customers who primarily operate in the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables industries.

Our PRC manufacturing facility is located in Zhengzhou, Henan Province. We currently operate eleven sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 500,000 metric tons and two chromium-plating production lines with total annual processing capacity of approximately 250,000 metric tons. We recently completed our capacity expansion program, which involved the construction of =250,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. The first phase of our production capacity expansion program, the construction of total annual capacity of 150,000 tons, was completed during 2011, and launched normal production operations in July 2011. The second phase of our capacity expansion program, the construction of an additional 100,000 tons of cold-rolled production capacity, was completed in the first quarter of 2012 and the production operation was launched in the third quarter of 2012. This recent expansion will increase our product offerings, which we believe will increase our profit margin.

Our revenue has increased from $253.9 million in 2010 to $341.8 million in 2011 and decreased to $265.5 million in 2012, representing a CAGR of approximately 2.3% from 2010 to 2012. Our net income increased from $47.1 million in 2010 to $57.6 million in 2011 and decreased to $26.1 million in 2012, representing a CAGR of (25.6)% from 2010 to 2012.

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

Principal Factors Affecting Our Financial Performance

The most significant factors that affect our financial condition and results of operations are:

Factors Specific to Our Business

•	Expansion of our production capacity and product mix. We anticipate that our future growth will be further supported by the expected expanded production capacity and optimization of product mix for high-end higher-margin cold-rolled steel. In August 2008, we accelerated our expansion plan by installing a new processing line producing chromium-plated steel products, which are higher-end, value-added products with a higher selling price and higher profit margin. We completed pilot production of the chromium-plated steel products, and commenced mass production during the fourth quarter of 2009. We recently completed our capacity expansion program. The first phase involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. As part of the second phase, we completed construction of 100,000 metric tons of cold-rolled steel production capacity and launched production operations in the third quarter of 2012. This increased our total annual steel processing operations to 500,000 metric tons making us capable of plating up to 50% of our steel products with chromium, tin, or zinc in accordance with customer specifications. We believe that we will need to continue to monitor the market we service for changes in customer demand, and commit to technical upgrades to existing capacity or addition of new capacity where we believe necessary in order to continue to grow.

•	Growth in the Chinese Economy. We operate our manufacturing facilities in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses.

•	Supply and Demand for High-End Precision Cold-Rolled Steel. While the overall Chinese crude steel industry has recently experienced a period of excess supply, there is an increasing shortage of high-end precision cold-rolled steel products, which has been primarily driven by the limited number of producers of precision thin steel products in China. We expect that the shortage of supply in this steel market will continue. In addition, due to the continuing improvement of the standard of living in China and the growth of China’s middle class, the demand for telecommunications cable and equipment, electrical household appliances and construction materials in which our products serve as components has risen in recent years, thereby increasing the demand for the high-end steel products that we produce. We expect this demand trend will continue for the foreseeable future.

•	Recent Economic Events. Although some uncertainty can be expected in demand for 2013 due to the general slowdown in China’s economy, we believe that we will see continued recovery of the steel industry in China and improved operating results over the next 12 months if we continue to produce innovative, high quality products that meet our customers’ demands.

Factors Specific to Our Industry

•	Cyclicality. The steel industry is highly cyclical and significantly affected by general economic conditions and other factors, such as worldwide production capacity, fluctuations in imports and exports, fluctuations in metal purchase prices and tariffs. Recently, the global steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by slower global economic growth and the increase in Chinese production but relatively weak consumption. This trend, combined with the upward pressure on costs of key inputs, comprising mainly metals, energy and transportation and logistics costs, presents increasing uncertainty and challenge for steel producers on a worldwide basis. However, processed steel demand and prices for the precision steel products, like those we manufacture, are driven by and sensitive to other factors, such as product differentiation, customer service and cost reductions through improved efficiencies and economies of scale. Therefore we are comparatively less affected by cyclicality than other companies within our industry.

•	Raw Materials Prices. The market for our principal raw material, hot-rolled steel, is price sensitive and has experienced significant volatility since 2008 as a result of worldwide economic recession, an increase of iron ore cost, excess inventory build-up by Chinese crude steel producers, consolidation in the hot-rolled steel industry, and other factors. Since 2010, due in part to the gradual recovery of the world economy, prices for this material have increased. Consequently, our cost of sales has also increased but we have passed the increase, for the most part, onto our customers. While we frequently prepay suppliers for our raw materials in order to ensure an ample supply of raw materials, pricing of our orders is not established until the order and physical delivery are confirmed, at which time the price is confirmed at the then-current market price. We account for inventory at cost and any adjustment required to value inventory at the lower of cost or market is made at the year-end and not at interim periods. Because of the relatively short periods during which inventory is kept on hand, we believe that differences between cost and market are not significant. Other than hot-rolled steel, no other raw materials are significantly used in our manufacturing processes.

•	Steel prices. Demand for steel in China has played a major role in the movement of international steel prices. The price of steel rose on a global basis from 2004 to June 2008 before declining sharply in the second half of 2008 in response to the global economic crisis. Any fluctuations in the cost of hot-rolled steel affect our operating costs and the prices that we charge our customers. We generally pass onto our customers most of the cost increase of raw material hot-rolled steel. For this reason, our revenue and cost of sales are directly related to the market price, demand and supply of steel.

•	Product mix and effect on gross margin. Our gross margin is primarily affected by our product mix. For the years ended December 31, 2012, 2011 and 2010, our gross margins were 21.4%, 29.7% and 29.9%, respectively. Fluctuations in our gross margin were primarily driven by changes in our product mix. Our production costs are generally higher in early phases of product introduction due to higher start-up costs and low production yield rate. Over time we typically improve our manufacturing efficiency. Furthermore, we have been able to price our finished products by using a cost-plus pricing strategy. Our value-add chromium plated products have a higher gross margin than that of our unplated products and constituted about 36.5% of total output in 2012. By increasing our operational plating capacity to 50% of total output in 2013, we expect to generate higher overall gross margin in the future.

•	Inventory Revaluation. Inventory revaluation arises from a de-valuation of our inventory and results in (1) a write-down of the inventory as inventory is valued at lower of actual cost or market value; and (2) a charge to net income as a result of the write-down. Under our procurement policy, we do not carry material amounts of raw material inventory without confirmed purchase orders with a predetermined sales price and delivery schedule. Thus, we were not negatively affected by the inventory revaluation as a result of the general decline in steel prices from late 2008 to 2011. However, an impairment provision of $0.48 million has been made in 2012 owing to the decline in steel market price.

•	Consolidation in the Steel Industry. There has been significant consolidation in the global steel industry and consolidation is also taking place in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top several producers in China to account for the majority of national production. Cross border consolidation has also occurred with the aim of achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products. Notwithstanding the general trend towards consolidation in the industry, China’s specialty steel sector, the sector in which we operate, is dominated by privately-owned enterprises and is still highly fragmented. This fragmentation presents an opportunity for companies like ours to gain market share through acquisitions and internal expansion.

Taxation

China Gerui is incorporated in the BVI. Under the current law of the BVI, China Gerui is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the BVI.

We did not have any assessable profits subject to the Hong Kong profits tax from 2010 to 2012. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

In 2007, the PRC government promulgated the EIT Law and the relevant implementing rules, which became effective on January 1, 2008.  Under the EIT Law and its implementing rules, all domestic and foreign investment companies became subject to a uniform enterprise income tax at the rate of 25%, effective January 1, 2008.  As a result, our PRC subsidiaries, Henan Green and Zhengzhou Company, were subject to an enterprise income tax at the rate of 25% in 2010, 2011 and 2012.

Under the EIT Law, dividends from PRC subsidiaries to their non-PRC shareholders became subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementing rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In addition, pursuant to the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China. See Item 3 “Key information—D. Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” If we, as a BVI company with substantially all of our management located in China, were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate.

Results of Operations

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

(All amounts in thousands of U.S. dollars, except for the percentages)

	Year Ended December 31,
	2012		2011		2010
	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue
Revenue	$265,,486	100.0%	$341,778	100.0%	$253,866	100.0%
Cost of revenue	(208,541)	(78.6)%	(240,200)	(70.3)%	(177,870)	(70.1)%
Gross profit	56,945	21.4%	101,578	29.7%	75,997	29.9%
Operating expenses:
General and administrative expenses	(13,168)	(5.0)%	(10,707)	(3.1)%	(7,796)	(3.1)%
Selling and marketing expenses	(1,446)	(0.5)%	(1,634)	(0.5)%	(1,251)	(0.5)%
Warrant compensation expenses	-		(5,700)	(1.7)%	-	-
Total operating expenses	(14,614)	(5.5)%	(18,041)	(5.3)%	(9,047)	(3.6)%
Operating income	42,331	15.9%	83,537	24.4%	66,950	26.4%
Other income and (expense):
Interest income	3,577	1.3%	1,913	0.6%	1,087	0.4%
Interest expenses	(8,229)	(3.1)%	(6,470)	(1.9)%	(5,287)	(2.1)%
Sundry income	351	0.1%	602	0.2%	270	0.1%
Income before income taxes	38,030	14.3%	79,582	23.3%	63,020	24.8%
Income tax expense	(11,897)	(4.5)%	(21,961)	(6.4)%	(15,937)	(6.3)%
Net Income	$26,133	9.8%	$57,621	16.9%	$47,083	18.5%

Comparison of Fiscal Years Ended December 31, 2012 and 2011

Revenue. Our revenue is generated from sales of our cold-rolled steel products. Our revenue decreased 22.3% to $265.5 million in 2012 from $341.8 million in 2011. The decrease in revenue was primarily due to a 18.6% decrease in our average selling price of $801 per ton for 2012 as compared to an average selling price of $984 for 2011, as well as a 4.5% decrease in sales volume to approximately 331,500 tons for 2012 as compared to approximately 347,200 tons for 2011.

As is widely known, China’s steel sector has been operating at a loss with problems of oversupply amid a general domestic economic slowdown where major China steel makers have cut prices due to low demand. Plans for and investment in capital-intensive infrastructure projects have been cut back significantly at both national and provincial levels, which negatively impacted demand for steel products from key industries including real estate, steel-making, railway construction, and ship-building, among others.

Since the second quarter of 2012, raw material prices have been rapidly decreasing, which has contributed to an intensified pricing environment and increased competitive pressures. This substantial fall-off of pricing in the steel industry has been compounded by generally weaker customer demand due to a contraction in general domestic business activity in certain key sectors in which our customers operate, such as the construction industry. In addition, the difficult pricing environment was exacerbated by sustained price cuts enacted by large Chinese steel companies as a means to maintain their own viability albeit at reduced production levels.

These factors combined with our cost-plus pricing methodology compelled us to lower the average selling price of our cold-rolled steel products so as to remain competitive and maintain a reasonably sound level of business activity. We made a strategic decision in the third quarter of 2012 to cut back on the output of some of our products so as to avoid a head-to-head pricing war with lower-grade cold-rolled steel producers. We believe that once made, pricing concessions are often difficult to rollback, with the additional concern that deep pricing cuts might degrade our highly favorable reputation as a high-end cold-rolled steel strip producer. We believe that our decision not to engage in a price war with such competitors will enable us to revert back to our former pricing strategy where we can charge a premium for our products relative to our competitors when market conditions improve.

The Chinese government has recently introduced an RMB 4 trillion stimulus plan, which we believe will help stem the price erosion that resulted in a severe cut back in the aggregate productive capacity of the steel sector and a collapse in its profitability. Despite our 2012 results, we believe that the fundamentals of our business remain sound and we are cautiously optimistic about a significant rebound in pricing and resultant turnaround in our specialized steel segment starting from the second quarter of 2013 that will enable us to leverage our strong productive capabilities and product synergies.

Cost of revenue. Our cost of revenue includes the direct costs of our raw materials, primarily hot-rolled steel coil, as well as the cost of labor and overhead. Our cost of revenue decreased 13.2% to $208.5 million in 2012 from $240.2 million in 2011. The decrease in cost of revenue was primarily due to the afore-mentioned decreased sales volume that lead to less raw materials utilized in our production process.

Gross profit. Our gross profit is equal to the difference between our revenue and our cost of revenue. Our gross profit decreased 43.9%, to $56.9 million in 2012 from $101.6 million in 2011. Gross profit as a percentage of revenue (gross margin) was 21.4% in 2012, compared to 29.7% in 2011. The decrease in gross margin was due to significant market driven price declines of our raw materials, a slowdown in China’s economic growth and demand for our products and intensified competition in our segment of the steel sector. Further, there was additional testing of both the chromium plating line that was temporarily taken offline during August of 2012 as well as the added 100,000-ton wide-strip production line to ensure its improved precision and successful ramp-up.

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

General and administrative expenses. General and administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional service fees, bad debts reserve and other expenses incurred in connection with general operations. Our general and administrative expenses increased 23.0%, to $13.2 million in 2012 from $10.7 million in 2011. As a percentage of revenue, general and administrative expenses were 5.0% of revenue in 2012, as compared to 3.1% in 2011. The increase was primarily attributable to normal end of year adjustments including a share-based compensation expense of $3.7 million. On October 1, 2012, we granted an aggregate of 2.1 million of restricted shares to certain officers and directors under the 2010 Plan.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs. Our selling expenses decreased by 11.5%, to $1.4 million in 2012 from $1.6 million in 2011. As a percentage of revenue, our selling expenses were 0.5% in 2012, approximately the same as in 2011. The decrease was mostly attributable to decreased selling activities in connection with our decreased sales volume.

Interest and other income. Interest and other income is mainly interest income generated from the restricted cash balance. Our interest and other income increased 56.2% to $3.9 million in 2012 from $2.5 million in 2011. The increase was attributable to interest earned on a higher average balance of restricted cash, which was deposited with local banks as a cash guarantee for the notes payable that these banks issued to our raw material suppliers, as well as higher average bank account balances in 2012 as compared to 2011.

Interest expense. Interest expense is primarily interest expense on notes payable and short term loans related to our daily business operations. Our interest expense increased 27.2%, to $8.2 million in 2012 from $6.5 million in 2011. The increase was attributable to the increased bank facilities we secured in 2012 in anticipation of our increased working capital needs relating to planned new product mix from our expanded production line capacity.

Income taxes. We incurred income tax expense of $11.9 million and $22.0 million in 2012 and 2011, respectively. The effective corporate income tax rates were 31.3% and 27.6% in 2012 and 2011, respectively.

Net income. As a result of the cumulative effect of the factors described above, our net income decreased 54.6%, to $26.1 million in 2012 from $57.6 million in 2011.

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

Selling expenses. Our selling expenses increased by $0.4 million, or 30.6%, to $1.6 million in 2011 from $1.3 million in 2010. As a percentage of revenue, our selling expenses were 0.5% in 2011, the same as for 2010. The increase was mostly attributable to increased sales staff traveling expenses and other costs relating to selling activities.

Warrant compensation expenses. In year 2011, we incurred $5.7 million of one-time non-recurring warrant exercise expenses associated with the exercise of our public warrants before their expiration in March 2011. These expenses included payments of warrant compensation expenses of $1.5 million to Oasis, whose sole shareholder is the daughter of Mr. Mingwang Lu, and $3.5 million to Plumpton. These companies were not warrant holders. They had received these payments pursuant to our merger agreement. The remaining $0.7 million was paid as professional fees to unrelated parties on handling the warrant exercise.

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

Net income. As a result of the cumulative effect of the factors described above, our net income increased by $10.5 million, or 22.4%, to $57.6 million in 2011 from $47.1 million in 2010.

Inflation

Inflation does not materially affect our business or the results of our operations.

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

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

Accounts Receivables

Most of our sales were conducted on pre-payment or COD basis. However, during the normal course of business, we extend to some of our customers interest-free unsecured credit for a term of 30 days depending on a customer’s credit history, as well as local market practices. We reviewed our accounts receivables quarterly and determined the amount of allowances, if any, necessary for doubtful accounts. Historically, we have not had any bad debt write-offs and, as such, we do not provide an arbitrary reserve amount for possible bad debts based upon a percentage of sales or accounts receivable balances. Rather, we review our accounts receivable balances to determine whether specific reserves are required due to such issues as disputed balances with distributors, declines in distributors’ credit worthiness, or unpaid balances exceeding agreed-upon terms. Based upon the results of these reviews, we determine whether a specific provision should be made to provide a reserve for possible bad debt write-offs. We have provided 10% allowances for specific doubtful accounts in 2012 and 2011. We communicate with our distributors each month to identify any potential issues and reassess our credit limits and terms with some of them based on their prior payment history and practice. We also plan to continue building upon our existing relationships and history with each of our customers to assist us in the full and timely collection of outstanding payments.

As of December 31, 2012 and 2011, we had outstanding accounts receivable totaling $2.3 million and $6.4 million, respectively. We believe that these outstanding amounts will be collected pursuant to the terms, conditions, and within the time frames agreed upon with our customers. During the reported periods, we did not experience any material problems relating to distributor payments and had no bad debt write-offs. In terms of our liquidity, we reflect the extended interest-free unsecured credit in our cash flows for the reported periods. Therefore, we anticipate no changes from past cash flow patterns.

Inventories

We value inventories, consisting of work in process and raw materials, at the lower of cost or market. Cost of material is determined on the weighted average cost method. Cost of work in progress includes direct materials, direct production cost and an allocated portion of production overhead. We evaluate inventory periodically for possible obsolescence of our raw materials to determine if a provision for obsolescence is necessary. Due to the durable nature of our raw materials which primarily consist of hot-rolled steel sheet, we had no reserve obsolescence at December 31, 2012. Our estimates for determining the provision for obsolescence may be affected by technological changes and developments to our product offerings and changes in governmental regulations.

As of December 31, 2012 and 2011, we had an inventory balance of $22.8 million and $24.5 million, respectively.

Recently Issued Accounting Standards

Management does not believe that any recently issued accounting standard would have material impact on the accompanying financial statements.

B. Liquidity and Capital Resources

During the three-year period from 2010 to 2012, our restricted cash, notes payable and term loans balances steadily increased. As discussed in further detail below, this increase was due to our expectations of our cash needs for each year. We accumulated increasing cash from operations, short-term loans and notes payable to ensure that we would have sufficient cash on hand for our projected cash needs relating to increased sales and corresponding raw material purchases, our capacity expansion program, potential strategic acquisitions, and as security for our notes payable.

As of December 31, 2012, 2011 and 2010, we maintained restricted cash of $145.4 million, $118.1 million and $66.5 million, respectively, non-restricted cash of $228.9 million, $246.6 million and $119.5 million, respectively, notes payable in the amount of $259.5 million, $204.9 million and $86.2 million, respectively, and short-term loans in the amount of $57.5 million, $44.2 million and $44.1 million, respectively. Our total cash balance and our short-term loans and notes payable balances increased each year as compared to the prior year. These changes were the result of the nature of our projected and actual cash needs and the limitations and requirements of our creditors.

Further, the uncertainty and volatility of prices of our principal raw material, i.e., hot rolled steel coil, and our past expectation that our raw material purchases would generally increase to meet rising demand, caused us to maintain increasing cash balances in 2010 to 2012 to ensure that there would be sufficient cash to protect against increased prices.

Additionally, a component of our growth strategy is to invest in or acquire businesses complementary to ours or to form strategic partnerships with industry leaders that would enable us, among other things, to expand the products we offer to our existing target customer base, and that would provide opportunities to expand into new markets. As a result, we maintained our cash balance in part to enable us to capitalize on potential attractive growth opportunities in this respect that we believed would enhance shareholder value, which we anticipated would require up to $35 million, $90 million and $60 million of additional capital requirements in 2010, 2011 and 2012, respectively.

During 2010 to 2012, we expected that long-term loan facilities from Chinese banks would be generally unavailable to non-state-owned companies. We also expected the relatively weak state of the U.S. capital markets to limit our ability to raise capital. We likewise expected short-term bank loans to be available only in limited amounts for non-state-owned companies like ours, and that they could be used only for short-term working capital needs. In order to obtain sufficient cash to meet our cash requirements, we therefore used notes payable issued by banks to our raw materials suppliers, a commonly-used financing alternative for non-state-owned companies in China. The issuing banks in turn required that we maintain 50-100% of the principal amounts as restricted cash, which in turn necessitated that we maintain a substantial amount of restricted cash on hand and maintain notes payable balances that exceeded our actual cash needs in 2010, 2011 and 2012, respectively.

As a result of our cash management strategy, our actual interest expense cash payment increased 27.2% to $8.2 million in 2012 from $6.5 million in 2011.

We believe that our currently available working capital, including anticipated cash flow from operations and available credit facilities referred to below are adequate to finance our operations at current levels through at least the next twelve months. In this regard, we are not experiencing any difficulties in the acquisition and rollover of our short term credit facilities that fund our daily operations. We anticipate rollovers of all current facilities coming due in the 2013 operating year and do not foresee a squeeze on the availability of credit to fund our operations and meet our growth objectives.

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011	2010
Net cash (used in) provided by operating activities	$(2,102)	$56,248	$36,478
Net cash used in investing activities	(80,774)	(102,824)	(84,119)
Net cash provided by financing activities	63,138	165,974	84,004
Net cash (outflow) inflow	(19,738)	119,398	36,363

Operating Activities

Net cash used in operating activities was $(2.1) million in 2012, as compared to $56.2 million net cash provided by operating activities in 2011. Such change resulted from decreased operation activity due to generally weakened market demand that impacted negatively both our top-line and bottom-line performance. In addition, we provided increased financial support in the form of prepaid purchases to selected suppliers in anticipation of our improved product mix which would pose new challenges to the latter for their ability to supply increasingly diversified raw materials in a flexible and timely manner.

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

Net cash used in investing activities was $80.8 million in 2012, as compared to $102.8 million in 2011. Such decrease mainly resulted from decrease in restricted cash which were required by local banks for notes payable issued to our raw material suppliers, as well as less payment for new land use rights as compared with prior year.

Net cash used in investing activities was $102.8 million in 2011, as compared to $84.1 million in 2010. Such increase mainly resulted from increased payment for current and future land use rights, as well as increase in restricted cash which were required by local PRC banks for notes payable issued to our raw material suppliers.

We paid $30.6 million in 2012, $29.8 million in 2011 and $65.1 million in 2010 to acquire capital equipment. Restricted cash increased by $25.8 million in 2012, increased by $47.2 million in 2011 and increased by $29.0 million in 2010.

Financing Activities

Cash used in financing activities mainly consists of dividends paid, distributions to shareholders, repayment of bank loans, withdrawal and repayment of borrowings from related parties. We did not pay any dividends in 2012, 2011 or 2010.

Net cash provided by financing activities was $63.1 million in 2012, as compared to $166.0 million in 2011. The decrease in cash provided by financing activities was primarily due to the fact that in March 2011 the Company received proceeds of $66.5 million from exercise of warrants.

Net cash provided by financing activities was $166.0 million in 2011, as compared to $84.0 million in 2010. The increase in cash provided by financing activities was primarily due to proceeds from notes payable, purchase of treasury stock and from exercise of our public warrants prior to their expiration in March 2011.

We repaid short-term loans of $50.5 million in 2012, $45.8 million in 2011 and $46.0 million in 2010, while incurring new short-term borrowings of $63.2 million in 2012, $43.8 million in 2011 and $56.1 million in 2010. We increased our notes payable financing by $52.0 million in 2012, $111.7 million in 2011 and $45.2 million in 2010.

Capital Expenditures

We believe that our future capital expenditures will be incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our facilities, (ii) leasehold improvements, (iii) investment in equipment, technology and operating systems, (iv) capitalized interest, and (v) acquisition of land use rights. Our planned capital expenditures of approximately $45 million for 2013 are for (i) an upgrade of our existing cold-rolled steel production lines; (ii) construction of new value add production lines to further enhance our product offering; (iii) completion of the acquisition of Zhengzhou Company; and (iv) potential acquisitions or strategic partnership initiatives. We expect to finance these capital expenditures from cash on hand, future internal cash flows, short-term bank borrowings, and funds raised from capital markets.

Loan Facilities

We believe that we currently maintain a good business relationship with many banks.  As of December 31, 2012, our outstanding bank loans were as follows:

(All Amounts in U.S. Dollars)

Bank	Amount
Bank of Zhengzhou	$7,704,531
Shanghai Pu Dong Development Bank	16,051,107
China Merchants Bank	9,630,664
China Citic Bank	6,420,443
Bank of Xuchang	4,815,332
Commercial Bank of Kaifeng	3,210,221
Ping An Bank	8,025,553
China Everbright Bank	1,605,111
Total	$57,462,962

As of December 31, 2012, our outstanding notes payable were as follows:

(All Amounts in U.S. Dollars)

Classified by financial institutions:	Amount
China Citic Bank	$35,312,435
Bank of Zhengzhou	6,420,443
Minsheng Bank of China	19,261,328
Guangdong Development Bank	22,471,549
Shanghai Pudong Development Bank	25,681,771
China Merchants Bank	11,235,775
China Everbright Bank	27,286,881
Bank of Luoyang	43,337,988
Bank of Communications	22,792,572
Bank of Pingdingshan	32,102,213
Commercial Bank of Kaifeng	4,815,332
Huaxia Bank	1,605,111
Ping An Bank	4,815,331
Bank of Xuchang	2,407,666
Total	$259,546,395

All of the above term loans are of fixed term with a period of 12 months or less. For those loan facilities obtained from banks, all these term loans are either guaranteed and secured by our fixed assets, including buildings, machinery and land use rights, or guaranteed by third parties. Zhengzhou Company has pledged its land use rights and buildings under its guarantee. As of December 31, 2012, all of our credit facilities were fully used.

As of December 31, 2012, we had contingencies and commitments as described in “E. Off-Balance Sheet Arrangements.”

As of December 31, 2012 and 2011, we have evaluated all such proceedings and claims, and determined that we were not subject to any loss contingencies either for legal proceedings or claims. In addition, we have not become aware of any product liability claims arising during the years ended December 31, 2012 and 2011; therefore, we have not recognized a liability for product liability claims.

We believe that in the event that all of our creditors demanded immediate repayment, we would have sufficient cash on hand to repay the debt. However, some of the consequences of this occurrence would be that we may need to suspend most or all capital expenditures, which may cause our growth to slow or, possibly, reverse if we lose market share to a competitor due to an inability to expand.

We were not in compliance with certain financial covenants under loan agreements, due to making advances or providing guarantees to other unrelated parties without prior notices made to the bank during the year ended December 31, 2012 and as of the balance sheet date. No action or penalty has been taken by the local PRC banks during the year and subsequent to the year ended, all notes payable agreements and term loan agreements were still enforceable.

Intra-Company Transfers

We are subject to the PRC rules and regulations on foreign currency conversion. We may convert foreign currency held by our public holding company into RMB for use in our PRC subsidiaries’ business operations which fall within their business scope. The qualified banks responsible for conversion of the foreign currency will review the relevant transaction documents and process the payment in respect of such conversion for us directly. However, the RMB amount converted from foreign currency may not generally be used for any further onshore equity investment or real estate investment for non-self use purpose.

Our PRC subsidiaries may generally only obtain cash investments from their shareholders by way of a shareholder loan or increase of their registered capital. Our PRC subsidiaries may only obtain a shareholder loan up to the amount equal to the difference between their total investment amount and their registered capital. The total investment amount refers to the amount of funds required for operation of the company, which consists of initial investment, the working capital, and subsequent additions to inventory and equipment necessary for a fully operational and profitable company; and the registered capital refers to the capital contribution of the shareholders that is registered with the governmental agency. A shareholder loan must also be registered with the local SAFE office within 15 days after the signing of the relevant loan documents. The repayment and interest incurred on such loan may be legally remitted to the shareholder without additional PRC legal requirements. Our PRC subsidiaries may increase their registered capital during their operation period, but the increase must receive shareholder approval and the approval of the relevant PRC authorities.

The annual income of our PRC subsidiaries, after the payment of PRC income taxes and before distributions of any dividends to shareholders, must be allocated to the statutory surplus reserve. The proportion of allocation for reserve funds must be at least 10% of the profit after tax until the accumulated amount of funds allocated to the statutory surplus reserve reaches 50% of the registered capital. Statutory surplus reserves are to be used to offset prior years’ losses, or to increase their registered capital. In case of conversion of the statutory surplus reserves to registered capital, the remaining amount of the reserve should be not less than 20% of the registered capital before the conversion.

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

The PRC foreign exchange control policy may have an impact on our ability to transfer cash from our offshore subsidiaries to our PRC subsidiaries. The SAFE sets high standards and strict requirements for settlement of foreign exchange gained from shareholder loans or increases in the registered capital of foreign-invested enterprises in the PRC. In addition, the RMB funds converted from capital settlement should not be used for any domestic equity investment or purchase of any domestic real estate for non-self use purpose.

The foregoing restrictions on the ability of our subsidiaries to transfer cash to other entities within our corporate structure are not expected to have a material impact on the net assets and liquidity of the Company and its subsidiaries.

As of December 31, 2012, the Company’s cash balance, including both unrestricted and restricted cash, in RMB or other currency, totaled $393.9 million, of which 98.0% (approximately $386.0 million) was held in RMB form by the banks in China whereas the remaining 2.0%, or $7.9 million, were held in U.S. dollars or Hong Kong dollars with banks or brokers located in Hong Kong or the United States.

C. Research and Development, Patents and Licenses, Etc.

We have not engaged in any significant research and development activities for the last three years.

D. Trend Information

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

E. Off-Balance Sheet Arrangements

In the ordinary course of business practices in China, we enter into transactions with banks or other lenders where we guarantee the debt of other parties. These parties may be related to or unrelated to us. Conversely, our debt with lenders may also be guaranteed by other parties which may be related or unrelated to us.

Under U.S. GAAP, these transactions may not be recorded on our balance sheet or may be recorded in amounts different than the full contract or notional amount of the transaction. Our primary off-balance sheet arrangements would result from our loan guaranties in which Zhengzhou Company would provide contractual assurance of the debt, or guarantee the timely re-payment of principal and interest of the guaranteed party, and pledged its land and buildings in support of such guarantee. Zhengzhou Company has not received, nor is entitled to receive, any consideration for the above-referenced guarantees, and we are not independently obligated to indemnify it for any amounts paid by them pursuant to any guarantee.

Typically, no fees are received for this service. Thus, in those transactions, Zhengzhou Company would have a contingent obligation related to the guarantee of payment in the event the underlying loan is in default.

On October 13, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Shaolin Auto Co., Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $32.1 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through December 3, 2015.

On October 9, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Liantong Aluminum Co. Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment of approximately of $16.1 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through August 28, 2013.

On November 4, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Xibao Metallurgy Materials Group Co. Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $48.2 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through December 31, 2013.

On November 4, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Zhengzhou Panhong Commerce & Trade Co Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $16.1 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through October 26, 2013.

On December 6, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Xinye Textile Co., Ltd. (Xinye), a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $9.6 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through December 5, 2013.

On October 31, 2011, the Company's subsidiary, Henan Green, entered into a financial guarantee agreement with Zhengzhou Aluminum Industry Co., Ltd arranged by China Citic Bank. Under the agreement, Henan Green acting as a guarantor for Zhengzhou Aluminum Industry Co., Ltd. a non-related company of the Group. Henan Green is contingent as guarantor with maximum aggregate potential amount of future payment approximately $2.4 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through September 7, 2014.

On November 4, 2011, the Company's subsidiary, Henan Green, entered into a financial guarantee agreement with Do-Fluoride Chemicals Co., Ltd, a non-related company. Under the agreement, Do-Fluoride Chemicals Co., Ltd is contingent as a guarantor for Zhengzhou Aluminum Industry Co., Ltd with a maximum aggregate potential amount of future payment approximately of $4.0 million and Henan Green also agreed to guarantee the future payment of Zhengzhou Aluminum Industry Co., Ltd for Do-Fluoride Chemicals Co., Ltd. The guarantee is effective through November 3, 2013.

The Company believes that Zhengzhou Aluminum Industry Co. Ltd. has experienced financial difficulties in 2012 and may not be able to perform on either its payments to the bank or its guarantees. If Zhengzhou Aluminum Industry Co. Ltd is unable to repay its debt or satisfy's it's guarantee, the Company may be required to pay up to $6.4 million related to those debts. No provision has been made in these financial statements for these potential obligations as the Company has not been called upon to date to perform under its guarantee.

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

We have assessed the contingent liabilities arising from the above-described guarantees and have considered them immaterial to the consolidated financial statements. Therefore, no liabilities in respect of the guarantees were recognized as of December 31, 2012.

Except as described above, we do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

The table below shows our contractual obligations as of December 31, 2012.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$337,071	$16,051	$32,102	$32,102	$256,816
Notes payable	259,546,395	259,546,395
Term loans	57,462,962	57,462,962
Plant	6,142,664	6,142,664
Staff quarter	6,484,153	6,484,153
Purchase of machinery and equipment	168,536	168,536
Acquisition of business (Zhengzhou Company)	18,523,340	18,523,340
Employment agreements with officers	1,020,000	1,020,000
Total	$349,685,121	$349,364,101	$32,102	$32,102	$256,816

Our operating lease obligations result from the land use rights associated with the land, including a state-owned reservoir on the premises that the company acquired for planned capacity expansion.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Mingwang Lu	60	Chairman of the Board of Directors and Chief Executive Officer
Edward Meng	45	Chief Financial Officer
Yi Lu	37	Director, Chief Operating Officer
Harry Edelson	79	Director
J.P. Huang	52	Director
Kwok Keung Wong	64	Director
Yunlong Wang	50	Director
Maotong Xu	73	Director

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

Mr. Edward Meng. Mr. Meng has been our Chief Financial Officer since October 19, 2009. Prior to that, Mr. Meng was our Director of Investor Relations since April 2009. From July 2007 to October 2008, Mr. Meng served as the part-time and then full-time Chief Financial Officer of A-Power Energy Generation Systems (Nasdaq GS: APWR), an alternative energy company. From 2007 to 2008, Mr. Meng served as an independent director and chairman of the audit committee of China Housing and Land Development Limited (Nasdaq CM: CHLN), a Chinese real estate development company and Huiheng Medical Inc. (OTCBB: HHGM), a Chinese company which, through its subsidiaries, designs, develops, and markets radiation therapy systems used for the treatment of cancer in the PRC. Mr. Meng also previously served as Vice President of Finance/Chief Financial Officer of Terex Corporation, Beijing Representative Office from 2007 to 2008, which is a diversified global manufacturer of a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining and utility. In 2007, Mr. Meng served briefly as the part-time Chief Financial Officer and a director of Navstar Media Holdings, Inc., a public U.S. holding company with PRC operating subsidiaries specializing in media content production and distribution. Mr. Meng was a Senior Financial Consultant to Shell (China) Limited from 2006 to 2007 and was the Chief Financial Officer of Koch Materials (China) Co., from 2003 to 2006. Prior to that, he served in executive and senior managerial positions at Intelsat, Inc. from 1997 to 2003 and Schenker International AG (China) from 1992 to 1995. A Certified Public Accountant, Mr. Meng is experienced in both PRC and U.S. GAAP accounting. Mr. Meng received his MBA from Georgetown University and a Bachelor’s degree in English from Sichuan International Studies University in China. He is fluent in both Mandarin and English.

Mr. Yi Lu. Mr. Lu became a member of our Board of Directors on March 17, 2009 and was nominated as the Chief Operating Officer of China Gerui in November, 2011.  Mr. Lu served as the Deputy General Manager of Henan Green since May 2008. From July 2003 to May 2008, he served as General Manager of Henan Green. While with Henan Green, Mr. Lu helped develop 5 series as well as over 20 types of high precision strip steel products. Prior to joining Henan Green, Mr. Lu served as the recording department director of Zhengzhou Television Station. He has been honored as one of the sixth top ten excellent youth of Xinzheng City in June 2005, and elected into the second Union of Youth Committee in April 2006. Mr. Lu graduated from Northwest College in business administration.

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

In connection with the business combination with COAC, the then shareholders of China Gerui – Oasis, Honest Joy, and Plumpton – and Mr. Edelson entered into a voting agreement with us, dated March 19, 2009, or the Voting Agreement, pursuant to which each of the shareholders of China Gerui and Mr. Edelson agreed to vote their ordinary shares in favor of the election of Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu, Yunlong Wang, Harry Edelson, and J.P. Huang as directors in specified classes in all elections through our annual meeting held in 2012. Except as otherwise disclosed above, there is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any of our directors or executive officers was selected as a director or member of senior management.

No family relationship exists between any of our directors and executive officers, except that one of our directors, Mr. Yi Lu, is the son of our Chairman and CEO, Mr. Mingwang Lu.

B. Compensation

Non-Equity Compensation of Directors and Senior Management

In 2012, we paid an aggregate of $1.3 million in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

On October 1, 2012, the Compensation Committee of the Board approved grants of restricted ordinary shares to certain officers and directors of the Company under the 2010 Plan. The grants were as follows:

•	Mingwang Lu was granted 1,200,000 restricted ordinary shares;
•	Harry Edelson was granted 120,000 restricted ordinary shares;
•	Yi Lu was granted 380,000 restricted ordinary shares; and
•	Edward Meng was granted 400,000 restricted ordinary shares.

The shares granted to Mr. Meng vested immediately upon granting. For the shares granted to the other officers and directors, 91.7% of the shares vested immediately, and 8.3% of each grant vested on December 31, 2012 subject to the continuous service through December 31, 2012 and the other terms and conditions of the grant.

Share Options

As of December 31, 2012, no options to purchase our ordinary shares had been granted under the 2010 Plan.

C. Board Practices

Terms of Directors and Executive Officers

Our Board consists of seven members, who were elected as our directors in connection with the business combination with COAC on March 17, 2009.  Our Board is a classified Board consisting of three classes of directors.  The Class I directors were elected for a three-year term of office, the Class II directors were elected for a two-year term of office and the Class III directors were elected for a one-year term of office.  At a general meeting in each year, successors to the class of directors whose term expires in that year stand for election for a three-year term.  The current Board members are classified as follows:

•	in the class to stand for reelection in 2013: Maotong Xu and J.P. Huang;
•	in the class to stand for reelection in 2014: Harry Edelson and Kwok Keung Wong; and
•	in the class to stand for reelection in 2015: Mingwang Lu, Yi Lu and Yunlong Wang.

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

D. Employees

As of December 31, 2012, we had approximately 1,070 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Category	Number of Employees
Manufacturing	890
Sales and Marketing	35
General Administration, Purchasing and Logistics	116
Technology and Research & Development	29
Total	1,070

From time to time, we also employ third-party consultants for research and development of our products.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 26, 2013 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Mingwang Lu	Chairman and CEO	Ordinary Shares	16,338,637	(3)	27.4%
Edward Meng	Chief Financial Officer	Ordinary Shares	400,000	(4)	*
Yi Lu	Director	Ordinary Shares	3,402,200	(5)	5.7%
Harry Edelson	Director	Ordinary Shares	6,861,221	(6)	11.5%
J.P. Huang	Director	Ordinary Shares	0		*
Kwok Keung Wong	Director	Ordinary Shares	6,760,913	(7)	11.4%
Yunlong Wang	Director	Ordinary Shares	0		*
Maotong Xu	Director	Ordinary Shares	0		*
All officers and directors as a group (8 persons named above)		Ordinary Shares	33,762,971		56.7%
5% Security Holders
Mingwang Lu		Ordinary Shares	16,338,637	(3)	27.4%
Meg Champ Limited		Ordinary Shares	12,088,800	(3)	20.3%
Victor Trait Limited		Ordinary Shares	3,349,837	(3)	5.6%
Yi Lu		Ordinary Shares	3,402,200	(5)	5.7%
Lok Tai Limited		Ordinary Shares	3,022,200	(5)	5.1%
Harry Edelson		Ordinary Shares	6,861,221	(6)	11.5%
Kwok Keung Wong		Ordinary Shares	6,760,913	(7)	11.3%
Honest Joy Group Limited		Ordinary Shares	6,741,221	(7)	11.4%
Yuying Lu		Ordinary Shares	6,741,221	(8)	11.4%
Oasis Green Investments Limited		Ordinary Shares	6,741,221	(8)	11.4%
Plumpton Group Limited		Ordinary Shares	6,741,221	(9)	11.4%
Wenxian Li		Ordinary Shares	4,212,523		7.1%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	Based on 59,561,899 ordinary shares outstanding as of April 26, 2013. For each beneficial owner’s percent of class, any options exercisable within 60 days have been included in both the numerator and denominator.

(3)	Includes 900,000 ordinary shares held by Mr. Mingwang Lu, 12,088,800 ordinary shares held by Meg Champ Limited, or Meg Champ, and 3,349,837 ordinary shares held by Victor Trait Limited, or Victor Trait, both of which are wholly-owned by Mr. Lu. Mr. Lu may be deemed to be a beneficial owner of the ordinary shares held by each of Meg Champ and Victor Trait. The shares held by Meg Champ and Victor Trait were transferred to them by Oasis in March 2011 and the shares held directly by Mr. Lu were issued to him pursuant to the 2010 Plan on October 1, 2012.

(4)	The shares held by Mr. Edward Meng were issued to him pursuant to the 2010 Plan on October 1, 2012.

(5)	Includes 380,000 ordinary shares held by Mr. Yi Lu and 3,022,200 ordinary shares held by Lok Tai Limited, or Lok Tai, which is wholly-owned by Mr. Lu. Mr. Lu may be deemed to be a beneficial owner of the ordinary shares held by Lok Tai. The shares held by Lok Tai were issued to it in March 2011 and the shares held directly by Mr. Lu were issued to him pursuant to the 2010 Plan on October 1, 2012. Mr. Yi Lu is the son of our Chairman and CEO, Mr. Mingwang Lu, but does not live in the same household.

(6)

Includes 3,206,581 ordinary shares held by Mr. Edelson, 1,026,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy and 1,642,500 ordinary shares held by Plumpton, pursuant to the Voting Agreement.  As a result of Mr. Edelson’s entry into the Voting Agreement, Mr. Edelson may also be deemed to have acquired beneficial ownership of ordinary shares held by Oasis, Plumpton, and Honest Joy.  As of December 31, 2010, Mr. Edelson’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3. In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting Agreement.  In March 2011, Mr. Edelson exercised 1,476,960 warrants for the same number of ordinary shares and sold 189,707 warrants, and in on October 1, 2012, Mr. Edelson was issued 120,000 ordinary shares pursuant to the 2010 Plan, thereby increasing Mr. Edelson’s ownership to the percentage reflected in the above table.

(7)	Includes 19,692 ordinary shares held by Mr. Wong, 985,500 ordinary shares held by Honest Joy, 3,086,581 ordinary shares held by Mr. Edelson, 1,026,640 ordinary shares held by Oasis and 1,642,500 ordinary shares held by Plumpton. Mr. Wong may be deemed to be a beneficial owner of the ordinary shares beneficially held by Honest Joy, which is wholly-owned by Mr. Wong, including the ordinary shares held by each of Oasis, Plumpton and Mr. Edelson as a result of the Voting Agreement. As of December 31, 2010, Mr. Wong’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3%. In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting Agreement, and in March 2011, Mr. Wong purchased and sold securities for a net acquisition of 19,692 ordinary shares, thereby reducing Mr. Wong’s ownership to the percentage reflected in the above table.

(8)	Includes 1,026,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy, 3,086,581 ordinary shares held by Mr. Edelson and 1,642,500 ordinary shares held by Plumpton. Ms. Lu may be deemed to be a beneficial owner of the ordinary shares beneficially held by Oasis, which is wholly-owned by Ms. Lu, including the ordinary shares held by each of Honest Joy, Plumpton and Mr. Edelson as a result of the Voting Agreement. Ms. Lu is the daughter of our Chairman and CEO, Mr. Mingwang Lu, but does not live in the same household. As of December 31, 2010, Ms. Lu’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3%. In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting Agreement, thereby reducing Ms. Lu’s ownership to the percentage reflected in the above table.

(9)	Includes 1,642,500 ordinary shares held by Plumpton, 1,026,640 ordinary shares held by Oasis, 985,500 ordinary shares held by Honest Joy, and 3,086,581 ordinary shares held by Mr. Edelson. Plumpton’s three members own or control 47.5%, 47.5%, and 5% of the shares of Plumpton, respectively. Plumpton’s three members collectively control Plumpton in proportion to their share ownership. As of December 31, 2010, Plumpton’s percentage of beneficial ownership of our outstanding ordinary shares was 78.3%. In March 2011 and July 2011, Oasis transferred 26,595,360 and 2,600,000 ordinary shares, respectively, to certain persons that were not parties to the Voting, thereby reducing Plumpton’s ownership to the percentage reflected in the above table.

None of our major shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Each of the foregoing beneficial owners of over five percent of our outstanding ordinary shares may be considered to own or control us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since the beginning of the 2012 fiscal year between us and certain related persons.  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•	On February 26, 2013, Henan Green acquired 100% ownership of Zhengzhou Company for a total cash purchase price of RMB 268 million (approximately $42.6 million), of which RMB 150.0 million (approximately $24.1 million) has been paid. The balance of the purchase price is expected to be paid within the next six months. If Henan Green fails to pay the full purchase price by the negotiated deadline, it will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the equity transfer agreement, the breaching party is required to pay the other parties for damages in an amount of RMB 1 million (approximately $0.16 million). The purchase price was determined based on an appraisal report prepared by an independent appraisal firm. Three Company directors, Mr. Mingwang Lu, Mr. Yi Lu and Mr. Maotong Xu, were shareholders of Zhengzhou Company and owned 39.7%, 0.27% and 0.5% of Zhengzhou Company, respectively.

•	In December 2008, we entered into a new lease agreement with Zhengzhou Company. The lease term commenced on January 1, 2008 and terminates on December 31, 2027. Rent paid to Zhengzhou Company for the fiscal year ended December 31, 2012 was $12,867. Rent payable under the lease increases by 10% annually starting from 2010. Zhengzhou Company also guarantees our obligations under short term bank loans. We do not pay any consideration to this related guarantor for guaranteeing our obligations.

•	Zhengzhou Company owns a land use right with respect to 24.94 acres. We leased a part of the land use right for 6.69 acres from Zhengzhou Company prior to the acquisition. Our existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, we started the process of title transfer of the land use right from Zhengzhou Company prior to the acquisition. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we prepaid $24,076,660 as of December 31, 2012 to acquire Zhengzhou Company.

•	Since January 2010, we have paid Mr. Harry Edelson, a director, a monthly fee of $10,000 in return for his verbal agreement to perform certain services. These services have included or may include the following: (a) helping to promote awareness of the Company within the investment community through introductions to investors, investment banks, and research analysts; (b) participation in future deal or non-deal road shows and financing activities of the Company upon request and at the discretion of the Company and the Board of Directors; (c) assistance in investor conference presentations, whether or not management of the Company is able to be present; (d) providing occasional office use and communication facilities where required by the Company; (e) monitoring and providing capital market feedback on the Company; and (f) such other activities as may be requested of him, from time to time, by the Board or executive management team of the Company.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

	Closing Prices
	High	Low
Annual Market Prices
2008	$5.86	$5.30
2009	10.00	3.01
2010	8.20	4.55
2011	6.33	1.87
2012	4.17	1.22

Quarterly Market Prices
1st Quarter 2011	$6.33	$4.55
2nd Quarter 2011	5.29	2.82
3rd Quarter 2011	4.40	2.72
4th Quarter 2011	4.00	1.87
1st Quarter 2012	4.17	3.35
2nd Quarter 2012	3.70	2.00
3rd Quarter 2012	2.86	1.67
4th Quarter 2012	2.05	1.22

Monthly Market Prices
October 2012	$1.78	$1.46
November 2012	1.47	1.22
December 2012	1.27	2.05
January 2013	1.77	2.32
February 2013	3.01	2.20
March 2013	2.72	1.52
April 2013 (through April 26, 2013)	1.89	1.52

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association.  The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 6 “Directors, Senior Management and Employees—B. Compensation—Employment Agreements,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the BVI, where we were incorporated.  There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares.  BVI law and our amended and restated memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

PRC Exchange Controls

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

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of our ordinary shares, nor does the BVI levy any capital gains or income taxes on us.  Further, a holder of our ordinary shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary shares.  Holders of ordinary shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary shares.

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI.  However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

PRC Taxation

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that Henan Green pays to Wealth Rainbow may be subject to a withholding tax at the rate of 5% if it is not considered to be a PRC “resident enterprise” as described below. However, if Wealth Rainbow is not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management. As Wealth Rainbow is a controlling company and is not engaged in substantial business operations, it could be considered as a conduit company by tax authorities and we do not expect it to be a beneficial owner.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
•	certain former citizens or long-term residents of the United States;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;
•	holders who acquired our stock as compensation or pursuant to the exercise of a stock option;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or
•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our ordinary shares.

Distributions

We do not currently anticipate paying distributions on our ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares.

Sale or Other Disposition

U.S. holders our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Recent legislation requires certain U.S. holders who are individuals, trusts or estates to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing such income) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) U.S.-source dividend income that is paid on or after January 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2015. Non-U.S. holders should consult their tax advisors concerning application of FATCA to our ordinary shares in their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act.  Statements made in this report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC.  Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549.  You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans. Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal. There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended December 31, 2012.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2012, would decrease net income before provision for income taxes by approximately $3.2 million for the fiscal year ended December 31, 2012. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.1 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2012. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2012. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer determined that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, we determined that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited China Gerui Advanced Materials Group Limited’s and its subsidiaries’ (collectively the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, appearing in Item 15. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Gerui Advanced Materials Group Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of China Gerui Advanced Materials Group Limited and its subsidiaries and our report dated April 30, 2013 expressed an unqualified opinion.

/s/ UHY VOCATION HK CPA LIMITED
UHY VOCATION HK CPA LIMITED
Certified Public Accountants
Hong Kong, the People’s Republic of China,
April 30, 2013

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. J.P. Huang is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of the NASDAQ Stock Market LLC.

ITEM 16B.	CODE OF ETHICS

On July 10, 2009, our Board of Directors adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.  The code of ethics addresses, among other things, ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.  A copy of the code of ethics has been attached as Exhibit 14.1 to our Annual Report on Form 20-F filed with the SEC on July 15, 2009.  We have also posted our code of ethics on our website at http://www.geruigroup.com. During the fiscal year ended December 31, 2012, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2012	2011
Audit Fees	$192,000	$180,400
Audit-Related Fees		-
Tax Fees		-
All Other Fees		-
TOTAL	$192,000	$180,400

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Below is a table containing information about purchases made by us or by affiliated purchasers.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2012 – January 31, 2012	-	-	1,176,898	5,483,256
February 1, 2012 – February 28, 2012	-	-	-	-
March 1, 2012 – March 31, 2012	-	-	-	-
April 1, 2012 – April 30, 2012	-	-	-	-
May 1, 2012 – May 31, 2012	48,238	$2.64	1,225,136	$5,355,801
June 1, 2012 – June 30, 2012	197,965	$2.24	1,423,101	$4,911,60
July 1, 2012 – July 31, 2012	-	-	-	-
August 1, 2012 – August 31, 2012	59,369	$1.77	1,482,470	$4,806,483
September 1, 2012 – September 30, 2012	227,628	$2.04	1,710,098	$4,342,645
October 1, 2012 – October 31, 2012	-	-	-	-
November 1, 2012 – November 30, 2012	-	-	-	-
December 1, 2012 – December 31, 2012	261,831	$1.58	1,971,929	$3,928,582

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

A total of 1,710,098 shares have been cancelled in the fourth quarter of 2012. There was a total 261,831 shares remained as treasury stock as of December 31, 2012.

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

Date: April 30, 2013	CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited the accompanying consolidated balance sheets of China Gerui Advanced Materials Group Limited. and its subsidiaries (collectively the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Gerui Advance Materials Group Limited and its subsidiaries as of December 31, 2012 and 2011, and the results of its consolidated income and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2013, expressed an unqualified opinion.

UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China,

April 30, 2013.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31, 2012	December 31, 2011
Assets

Current assets
Cash	$228,861,009	$246,600,917
Certificates of deposit	16,372,128	-
Restricted cash	145,413,726	118,130,253
Accounts receivable, net	2,276,153	6,382,630
Notes receivable	433,379	568,328
Inventories	22,762,545	24,463,142
Prepaid purchases	76,268,597	45,805,423
Prepaid expenses	382,569	385,131
Other receivables	2,270,073	2,850,601
Total current assets	495,040,179	445,186,425

Non-current assets
Property, plant and equipment, net	134,110,657	122,695,246
Land use right, net	13,625,738	13,807,056
Deposit on acquisition of future land use right	-	12,710,719
Deposit on acquisition of business	24,076,660	-
Deposit on acquisition of property, plant and equipment	266,312	-
Other receivable	3,039,835	3,499,083
Certificates of deposit	3,210,221	3,177,679
Total non-current assets	178,329,423	155,889,783
Total assets	$673,369,602	$601,076,208

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,279,246	$8,074,432
Notes payable	259,546,395	204,880,916
Term loans	57,462,962	44,169,751
Land use right payable	1,419,314	1,404,926
Income tax payable	5,140,306	5,458,482
Customers deposits	11,635,999	23,383,849
Accrued liabilities and other payables	5,818,060	15,276,016
Total current liabilities	343,302,282	302,648,372
Total liabilities	343,302,282	302,648,372

Stockholders' equity

Common stock, 100,000,000 shares authorized with no par value; 59,823,730 and 59,433,828 shares issued, 59,561,899 and 58,256,930 shares outstanding as of December 31, 2012 and December 31, 2011, respectively	140,418,118	140,418,118
Additional paid-in capital	4,978,698	6,930,944
Treasury stock, at cost, 261,831 and 1,176,898 shares,
as of December 31, 2012 and December 31, 2011, respectively	(414,063)	(4,516,744)
Retained earnings	163,276,046	137,142,958
Accumulated comprehensive income	21,808,521	18,452,560
Total stockholders' equity	330,067,320	298,427,836

Total liabilities and stockholders' equity	$673,369,602	$601,076,208

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(IN US DOLLARS)

	For the Years Ended
	December 31,
	2012	2011	2010

Revenue	$265,486,082	$341,778,295	$253,866,337

Cost of revenue	(208,541,058)	(240,199,678)	(177,869,648)

Gross Profit	56,945,024	101,578,617	75,996,689

Operating expenses:
General and administrative expenses	(13,168,132)	(10,707,418)	(7,795,722)
Selling and marketing expenses	(1,446,383)	(1,634,232)	(1,251,091)
Warrant compensation expenses	-	(5,700,000)	-
Total operating expenses	(14,614,515)	(18,041,650)	(9,046,813)

Operating income	42,330,509	83,536,967	66,949,876

Other income and (expense):
Interest income	3,576,741	1,913,091	1,087,178
Interest expenses	(8,228,472)	(6,470,126)	(5,286,727)
Sundry income	351,483	602,247	270,240

Income before income taxes	38,030,261	79,582,179	63,020,567

Income tax expense	(11,897,173)	(21,961,627)	(15,937,143)

Net income	$26,133,088	$57,620,552	$47,083,424

Earnings per share
- Basic	$0.45	$1.02	$1.07

- Diluted	$0.45	$1.02	$1.01

Weighted average common shares outstanding
- Basic	58,543,076	56,297,652	43,891,670

- Diluted	58,543,076	56,297,652	46,655,721

See notes to financial statements.

F-5

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN US DOLLARS)

	For the Years Ended
	December 31,
	2012	2011	2010

Net income	$26,133,088	$57,620,552	$47,083,424

Other comprehensive income
Foreign currency translation gain	3,355,961	11,038,151	5,003,108

Total comprehensive income	$29,489,049	$68,658,703	$52,086,532

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(IN US DOLLARS)

	Common Stock, with no Par Value		Treasury Stock, at cost		Additional	Accumulated		Total
	Number of		Number of		Paid-in	Comprehensive	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Equity
Balance at December 31, 2009	40,692,323	$45,261,630	-	$-	$6,930,944	$2,411,301	$32,438,982	$87,042,857

Net income	-	-	-	-	-	-	47,083,424	47,083,424
Foreign currency translation gain	-	-	-	-	-	5,003,108	-	5,003,108
Shares issued for warrant conversion	2,142,959	10,714,795	-	-	-	-	-	10,714,795
Shares issued in private placement net of offering fees of $863,676	3,303,771	17,967,818	-	-	-	-	-	17,967,818
Balance at December 31, 2010	46,139,053	$73,944,243	-	$-	$6,930,944	$7,414,409	$79,522,406	$167,812,002

Net income	-	-	-	-	-	-	57,620,552	57,620,552
Foreign currency translation gain	-	-	-	-	-	11,038,151	-	11,038,151
Shares issued for warrant conversion	13,294,775	66,473,875	-	-	-	-	-	66,473,875
Purchase of treasury stock	-	-	(1,176,898)	(4,516,744)	-	-	-	(4,516,744)

Balance at December 31, 2011	59,433,828	$140,418,118	(1,176,898)	$(4,516,744)	$6,930,944	$18,452,560	$137,142,958	$298,427,836
Net income	-	-	-	-	-	-	26,133,088	26,133,088
Foreign currency translation gain	-	-	-	-	-	3,355,961	-	3,355,961
Purchase of treasury stock	-	-	(795,031)	(1,554,674)	-	-	-	(1,554,674)
Retirement of treasury stock	(1,710,098)	-	1,710,098	5,657,355	(5,657,355)	-	-	-
Grant of restricted common shares	2,100,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	3,705,109	-	-	3,705,109

Balance at December 31, 2012	59,823,730	140,418,118	(261,831)	$(414,063)	$4,978,698	$21,808,521	$163,276,046	$330,067,320

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the years ended December 31
	2012	2011	2010
Cash flows from operating activities:
Net income	$26,133,088	$57,620,552	$47,083,424
Adjustments to reconcile net income to net
cash (used in) / provided by operating activities:
Depreciation of property, plant and equipment	10,899,049	7,994,638	3,149,314
(Gain)/loss on disposal of property, plant and equipment	(56,107)	12,726	-
Amortization of land use right	330,244	322,638	259,438
Stock-based compensation	3,705,109	-	-
Warrant compensation expense	-	5,700,000	-
Changes in assets and liabilities:
Accounts receivable, net	4,126,206	(2,046,819)	721,098
Notes receivable, net	139,228	(554,789)	-
Inventories	1,929,773	(16,712,453)	(1,043,397)
Prepaid expenses	6,435	621,611	(914,841)
Prepaid purchases	(29,666,016)	(16,284,440)	(11,361,129)
Other receivable	(142,305)	(697,676)	224,051
Accounts payable	(5,813,580)	5,168,689	(4,967,264)
Income tax payable	(369,983)	1,078,582	334,361
Customers deposit	(11,856,194)	12,911,217	1,539,833
Accrued liabilities and other payables	(1,466,919)	1,113,651	1,452,762
Net cash (used in) / provided by operating activities	(2,101,972)	56,248,127	36,477,650
Cash flows from investing activities:
Cash paid for property, plant and equipment	(30,561,916)	(29,816,858)	(65,063,864)
Proceeds from disposal of property, plant and equipment	59,517	9,655	-
Payment of purchases of land use right	-	(9,073,284)	(1,903,656)
Payment of acquisition of future land use right	-	(10,213,261)	(2,093,071)
Cash deposit-potential business initiative program-related party	-	(5,000,000)	-
Cash deposit refunded-related party	-	5,000,000	-
Advance to unrelated third parties	(4,017,304)	(3,415,724)	-
Advance from unrelated third party	1,587,554	-	-
Repayment of advance to unrelated third parties	5,252,326	-	-
Deposit payment to investing business	(11,112,875)	-	-
Investment in certificates of deposit	(16,193,047)	(3,101,978)	-
Changes in restricted cash	(25,788,547)	(47,212,098)	(29,032,134)
Changes in prepaid machinery deposits	-	-	13,973,966
Net cash used in investing activities	(80,774,292)	(102,823,548)	(84,118,759)
Cash flows from financing activities:
Repayment of term loans	(50,484,204)	(45,831,718)	(45,984,848)
Proceeds from term loans	63,184,632	43,815,432	56,093,042
Proceeds from notes payable, net	51,992,380	111,733,230	45,213,650
Proceeds received from common stock issued and
warrant conversion, net	-	-	28,682,613
Proceeds received from exercise of warrants	-	66,473,875	-
Warrant compensation expense	-	(5,700,000)	-
Purchase of treasury stock	(1,554,674)	(4,516,744)	-
Net cash provided by financing activities	63,138,134	165,974,075	84,004,457

Net (decrease) / increase in cash	(19,738,130)	119,398,654	36,363,348
Effect on change of exchange rates	1,998,222	7,724,965	3,506,581
Cash as of January 1	246,600,917	119,477,298	79,607,369
Cash as of December 31	$228,861,009	$246,600,917	$119,477,298
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$8,322,263	$6,254,304	$3,927,906
Income tax paid	$12,267,157	$20,883,046	$15,738,892

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

China Gerui Advanced Materials Group Limited ("the Company" or "China Gerui") holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company and a leading China-based specialty precision cold-rolled steel producer. Through its investment in these entities, the Company manufactures and sells specialty, high-end, high precision, ultra thin, high strength, cold-rolled, narrow and wide strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise, and are extensively used in the manufacturing industry throughout mainland China. The Company's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products they and end-users make for various applications. The Company sells its products to its customers in the People's Republic of China (PRC) and to a limited extent to customers outside the PRC in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

The consolidated financial statements include the financial statements of China Gerui and its subsidiaries (together referred to as the "Group"). The Company owns 100% equity interests directly and indirectly, in two subsidiaries, namely Wealth Rainbow and Henan Green. The organization chart of the Group is as follows:

Details of the Company’s subsidiaries which are included in these consolidated financial statements are as follows:

Percentage of
	Place and date of	ownership
Subsidiaries’ names	incorporation	by the Company	Principal activities

Wealth Rainbow Development Limited "Wealth Rainbow"	Hong Kong, People's Republic of China (“PRC”) March 1, 2007	100%	Intermediate holding company

Henan Green Complex Materials Co., Ltd. "Henan Green"	PRC December 31, 2000	100% (through Wealth Rainbow)	Operating entity

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

(b)     Foreign currency translation

The Group uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The Company maintains its books and records in its respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. Assets and liabilities of the subsidiaries are translated from RMB or HK$ into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income included in the stockholders’ equity section of the balance sheets. The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:

	2012	2011	2010
Balance sheet items, except for equity accounts	RMB6.2301=$1	RMB6.2939=$1	RMB6.6000=$1
	HK$7.7507=$1	HK$7.7663=$1	HK$7.7810=$1

	For the years ended
	2012	2011	2010
Items in statements of income and cash flows	RMB6.2990=$1	RMB6.4475=$1	RMB6.7604=$1
	HK$7.7556=$1	HK$7.7793=$1	HK$7.7700=$1

(c)	Cash

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(e)	Notes receivable

As of December 31, 2012, the Company received $433,379 in notes receivable in full payment of outstanding accounts receivable. The notes mature in 6 months. All notes are non-interest bearing. In management's opinion, the remaining balance is fully collectible.

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

Estimated Life (years)
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Land use right

Land use right is recorded at cost less accumulated amortization. Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities are located, and are charged to expense over their respective lease periods. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use right is amortized using the straight-line method over the lease term of 43 to 50 years.

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

China Gerui has one and only operating entity, i.e., Henan Green, whose sole business is high-end cold-rolled steel processing. The company produces products by utilizing its facilities and equipment at one location in Zhengzhou, Henan Province, China. The company offers chromium-plating as value-add service to its customers but chromium-plating is an integral part of the whole production process of the Company rather than a stand-alone service. As a result, the Group determined that the impairment review is appropriately evaluated at the entity level. Based on the Group’s assessment, no impairment was recognized as of December 31, 2012 and 2011.

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

The Group recognizes interest and penalty related to income tax matters as income tax expense. As of December 31, 2012 and 2011, there was no penalty or interest recognized as income tax expenses.

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Share-based compensation expense

The Company accounts for share-based compensation issued to its directors and its officers using the fair value based methodology in accordance with relevant accounting guidance. Compensation cost related to restricted common shares issued to the Company's directors and officers are measured at its estimated fair value at the grant date, and is amortized and expensed over the vesting period on a straight-line basis.

(o)	Earnings per share

Basic earnings per share are computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. As of December 31, 2012, the Company had a total of 144,000 warrants outstanding which were granted to its underwriter during November 2009 in connection with the sale of 4,800,000 ordinary shares. The warrants may be exercised on or after August 9, 2010 and until November 9, 2014. As of December 31, 2012, all such warrants are deemed to be anti-dilutive since their exercise price is higher than the fair value the Company's common stock.

The following table sets forth the computation of basic and diluted net income per common share:

	For the years ended
	2012	2011	2010

Net income	$26,133,088	$57,620,552	$47,083,424

Weighted average outstanding shares of common stock	58,543,076	56,297,652	43,891,670
Dilutive effect of Warrants	-	-	2,584,713
Dilutive effect of Unit Purchase Option granted to underwriters	-	-	179,338

Diluted weighted average outstanding shares	58,543,076	56,297,652	46,655,721

Earnings per common stock:
Basic	$0.45	$1.02	$1.07
Diluted	$0.45	$1.02	$1.01

(p)	Segment information

FASB ASC Topic 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(q)	Economic and political risks

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

(r)	Recently issued accounting standards not yet adopted

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's financial condition, results of operations, or disclosures.

3.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2012 and 2011 consists of the following:

	2012	2011

Bank balances and cash (a)	$390,646,863	$364,731,170
Less: Restricted cash (b)	(145,413,726)	(118,130,253)
Less: Certificates of deposit (c )	(16,372,128)	-
	$228,861,009	$246,600,917

Non-current portion
Certificates of deposit (c )	$3,210,221	$3,177,679

(a)	Bank balances and cash

Unrestricted cash as of December 31, 2012 and 2011 was $228,861,009 and $246,600,917, respectively. As of December 31, 2012 and 2011, unrestricted cash of $221,014,759 and $234,778,502 was held respectively, in Renminbi and USD on deposit with banks located in the PRC. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

(b)	Restricted cash

As of December 31, 2012 and 2011 the Group's cash amounting to $145,413,726 and $118,130,253 respectively, were restricted and deposited in certain banks as security for notes payable to the banks.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

3.	CASH (…/Cont’d)

(c)	Certificates of deposit

Current portion:

As of December 31, 2012, six of the Certificates of deposit were held in Renminbi on deposit with a bank located in the PRC. The annual interest rate is 2.8% and 3.08%. The Certificates of deposit mature from February, 2013 to May, 2013.

Non-current portion:

As of December 31, 2012, the Certificates of deposit were held in Renminbi on deposit with a bank located in the PRC. The annual interest rate is 5%. The Certificates of deposit matures on December 12, 2014.

As of December 31, 2012, cash is classified by geographical areas is set out as follows:

	Bank balances and cash	Restricted Cash	Certificates of deposit	2012

Hong Kong	$5,917,837	$-	$-	$5,917,837
United States	1,928,413	-	-	1,928,413
The PRC	221,014,759	145,413,726	19,582,349	386,010,834
	$228,861,009	$145,413,726	$19,582,349	$393,857,084

As of December 31, 2011, cash is classified by geographical areas is set out as follows:

	Bank balances and cash	Restricted Cash	Certificates of deposit	2011

Hong Kong	$8,339,234	$-	$-	$8,339,234
United States	3,483,181	-	-	3,483,181
The PRC	234,778,502	118,130,253	3,177,679	356,086,434
	$246,600,917	$118,130,253	$3,177,679	$367,908,849

Maximum exposure to credit risk:

As of December 31, 2012, cash is denominated in the following currencies:

	Bank balances and cash	Restricted Cash	Certificates of deposit	2012

USD	$7,906,574	$-	$-	$7,906,574
RMB (Current)	220,942,109	145,413,726	16,372,128	382,727,963
RMB (Non-current)	-	-	3,210,221	3,210,221
HKD	12,326	-	-	12,326
	$228,861,009	$145,413,726	$19,582,349	$393,857,084

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	CASH (…/Cont’d)

As of December 31, 2011, cash is denominated in the following currencies:

	Bank balances and cash	Restricted Cash	Certificates of deposit	2011

USD	$11,821,253	$-	$-	$11,821,253
RMB	234,778,502	118,130,253	3,177,679	356,086,434
HKD	1,162	-	-	1,162
	$246,600,917	$118,130,253	$3,177,679	$367,908,849

4.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of December 31, 2012 and 2011, the provision on accumulated allowance for doubtful accounts was $125,993 and $124,715 respectively.

5.	INVENTORIES

Inventories as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Raw materials	$7,865,191	$10,967,758
Work-in-process	3,491,181	3,007,200
Finished goods	11,406,173	10,488,184
	$22,762,545	$24,463,142

An impairment provision of $0.48 million has been made in 2012 owing to the decline in steel market price.

6.	PREPAID PURCHASES

Prepaid purchases represent amounts prepaid to suppliers for the purchases of raw materials and accessories.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

7.	OTHER RECEIVABLES

Other receivables as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Advances to staff	$211,671	$254,229
Loan advanced to unrelated third parties	796,818	2,198,359
Loan advanced to a related company	318,332	-
Standby guarantee fund	530,489	-
Others	412,763	398,013
	$2,270,073	$2,850,601

Non-current portion (a)	$3,039,835	$3,499,083

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms.

As of December 31, 2012, $318,332 represented loan to a related company, Zhengzhou No. 2 Iron and Steel Company Limited. There was no agreement signed with the related party and no interest income was received.

As of December 31, 2012, $796,818 represented loans to unrelated third parties. There were no agreement signed with the third parties and the funds are non-interest bearing. The directors of the Group believe the outstanding balance is recoverable and that no allowance is considered necessary.

Included in other receivables is $530,489 of fund held by a unrelated third party to provide a standby guarantee for Henan Green to obtain additional bank loans. There was no agreement signed with the third party and no interest income was received.

(a)	As of December 31, 2012 and 2011, $3,039,835 and $3,499,083 respectively, represented fund held by a unrelated third party to provide a standby guarantee for Henan Green to obtain additional bank loans. There was no agreement signed with the third party and the fund is non-interest bearing.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Buildings	$24,976,660	$24,781,774
Leasehold land improvement	22,102	21,878
Machinery and equipment	106,179,264	104,318,990
Vehicles	3,216,660	3,261,984
Office equipment	419,456	387,815
Construction in progress	34,969,529	14,696,770
	169,783,671	147,469,211
Less: Accumulated depreciation	(35,673,014)	(24,773,965)
	$134,110,657	$122,695,246

During the year, none of the Company's plant was transferred to fixed assets from Construction in progress.

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $10,899,049, $7,994,638 and $3,149,314 respectively.

Construction in progress consists of the construction of a plant and production lines on 300 acres of land and the improvement project on the 300,000 tons production lines and plant facilities and the staff quarters project. The total construction in progress as at December 31, 2012 and 2011 was $34,969,529 and $14,696,770 respectively.

		Estimated cost
		to complete as of
	Balance at 2012	December 31, 2013	Estimated time to complete

Production lines	$15,080,014	$168,536	June, 2013
Plant	6,983,931	6,142,664	April, 2013
Staff quarters	12,905,584	6,484,153	October, 2013
	$34,969,529	$12,795,353

The Company's subsidiary, Henan Green, signed an agreement to construct addition of the new laminated steel production line. The new production line is subject to further testing and technical upgrades until the second quarter of 2013 when official production will be launched. Plant includes the decoration expenses incurred for the new plant and electricity system installation. It is expected to be completed before April 2013. The Company improved the staffs' benefits and constructed a staff quarter for the experience staffs and their family to live, it is estimated to be completed before year-ended.

No depreciation has been provided for construction in progress.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

9.	LAND USE RIGHT

Land use right as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Land use right, net	$13,625,738	$13,807,056

Land use right represents the value of land approved to the Company for industrial production purpose by the local government in Zhengzhou, People's Republic of China. The right will expire between June 30, 2053 to June 30, 2054 for the land with 58.6 acres and 50 acres respectively. Land use right payable for the 58.6 acres as of December 31, 2012 and 2011 was $1,419,314 and $1,404,926 respectively.

The Company acquired the land use right of 58.6 acres in February 2010. Although there is no payment schedule to settle the outstanding amount of $1,419,314 until the Company receives notification from the local government, the Company expects to fully settle the outstanding amount within 12 months.

Land use right is amortized using the straight-line method over the lease term of 43 to 50 years. The amortization expense for the years ended December 31, 2012, 2011 and 2010 were $330,244, $322,638 and $259,438 respectively. The total future amortization is as follows:

December 31,
2013	$333,897
2014	333,897
2015	333,897
2016	333,897
2017	333,897
Over 5 years	11,956,253
$13,625,738

10.	DEPOSIT ON ACQUISITION OF FUTURE LAND USE RIGHT

Deposit on acquisition of future land use right as of December 31, 2012 and December 31, 2011 amounted to $Nil and $12,710,719 respectively.

The Company’s related party, Zhengzhou No. 2 Iron and Steel Company Limited ("Zhengzhou Company") owns a land use right totaling 24.94 acres. The Company's subsidiary, Henan Green, currently leases a part of the land use rights for 6.69 acres from Zhengzhou Company which was the former owner of Henan Green. The Company's existing production lines and warehouses are located on this parcel of land. For operation risk mitigating purposes, the Company has started the process of transferring the title of the land use right for the 24.94 acres from Zhengzhou Company.

On February 26, 2013, Henan Green Complex Materials Co., Ltd. ("Henan Green"), the indirectly wholly owned subsidiary of the Company, entered into an equity/asset transfer agreement (“the "Equity Transfer Agreement") with the Zhengzhou Company pursuant to which Henan Green acquired 100% ownership of Zhengzhou Company. As of December 31, 2012, the deposit on acquisition of future land use right was utilized as the part of the deposit on acquisition of business.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

11.	DEPOSIT ON ACQUISITION OF BUSINESS

As of December 31, 2012, the Company has made a deposit amounting to $24,076,660 for the acquisition of Zhengzhou Company.

To facilitate Zhengzhou Company's acquisition, Henan Green prepaid $24,076,660 for the deposit on acquisition of business which included to pay $11,235,775 to two companies to settle the loans on behalf of Zhengzhou Company and $12,840,885 for the deposit on acquisition of future land use right as of December 31, 2012. The total consideration to be paid is $42.6 million. The transaction is expected to be consummated during 1st quarter of 2013.

12.	NOTES PAYABLE

Notes payable as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Classified by financial institutions:
China Citic Bank	$35,312,435	$42,580,912
Bank of Zhengzhou	6,420,443	9,533,040
Minsheng Bank of China	19,261,328	24,229,810
Guangdong Development Bank	22,471,549	14,299,560
Shanghai Pudong Development Bank	25,681,771	15,888,400
China Merchants Bank	11,235,775	16,523,936
China Everbright Bank	27,286,881	19,066,080
Bank of Luoyang	43,337,988	24,627,020
Bank of Communications	22,792,572	12,710,720
Bank of Pingdingshan	32,102,213	25,421,438
Bank of Xuchan	2,407,666	-
Commercial bank of Kaifeng	4,815,332	-
Huaxia Bank	1,605,111	-
Ping An Bank	4,815,331	-
	$259,546,395	$204,880,916

Additional information:
Maximum balance outstanding during the year	$309,304,826	$204,880,916
Interest expense	$4,701,767	$3,342,011
Finance charge per contract	0.05%-0.15%	0.05%-0.5%
Weighted average interest rate	0.69%	1.29%

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

12.	NOTES PAYABLE (…/Cont’d)

All notes payable are secured by corresponding restricted cash. The range of collateral ranges from 10% to 100% of such notes. When the restricted cash is not sufficient to secure the note, inventories, Henan Green's assets or guarantees by Henan Green's director or other third parties are further requested. As of December 31, 2012 and 2011, the Group's cash of $145,413,726 and $118,130,253 respectively were restricted for such purpose. All the notes payable have terms of six months. Local PRC banks had certain covenants on the Company’s subsidiary, Henan Green, which required the Company to notify the banks if the Company was not in compliance. The Company was not in compliance with its financial covenants during 2012. The terms of the Notes prohibit making advances or providing guarantees to other unrelated parties without prior consent of the bank. The bank may call the Notes since the Company was not in compliance with its financial covenants. The Banks have not called the Notes or assessed a penalty on the Company for these violations. The Company does not believe that any penalty will be assessed by the Banks for these covenant violations.

13.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of December 31, 2012 and 2011:

	2012	2011

Classified by financial institutions:
China Citic Bank	$6,420,443	$3,177,680
China Merchants Bank	9,630,664	7,944,200
Bank of Zhengzhou	7,704,531	7,626,431
Shanghai Pudong Development Bank	16,051,107	11,121,880
Bank of Luoyang	-	9,533,040
Bank of Xuchang	4,815,332	4,766,520
China Everbright Bank	1,605,111	-
Commercial Bank of Kaifeng	3,210,221	-
Ping An Bank	8,025,553	-
	$57,462,962	$44,169,751

Additional information:
Maximum balance outstanding during the year	$62,278,294	$44,884,729
Interest expense	$3,525,936	$2,912,292
Range of interest rate	0.465% - 1.205%	0.347% - 0.868%
Weighted average interest rate	3.29%	3.27%

All term loans are fixed term loans with a period of 12 months or less. Local PRC banks had imposed covenant on the Company’s subsidiary, Henan Green. For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's assets, including its machinery, land use right and inventories, or guaranteed and secured by a related party, Zhengzhou Company's land and plant properties, or guaranteed by Henan Green’s director or other third parties. The Company was not in compliance with its financial covenants during 2012. The terms of the bank loans prohibit making advances or providing guarantees to other unrelated parties without prior consent of the bank. The bank may call the loans since the Company was not in compliance with its financial covenants. The Banks have not called the loans or assessed a penalty on the Company for these violations. The Company does not believe that any penalty will be assessed by the Banks for these covenant violations.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

13.	TERM LOANS (…/Cont'd)

A summary of the principal payments for the outstanding term loans during the following fiscal year is as follows:

			Principal payment	Total outstanding
Name of bank	Collateral	Term of loans	due during 2012	loan amount

China Citic Bank	Secured by Henan Green's assets	August 21, 2012 to March 16, 2013	$3,210,221	$3,210,221
China Citic Bank	Secured by Henan Green's assets	December 7, 2012 to July 7, 2013	1,605,111	1,605,111
China Citic Bank	Secured by Henan Green's assets	December 19, 2012 to July 19, 2013	1,605,111	1,605,111
China Merchants Bank	Guaranteed by third party, Mingwang Lu and Yi Lu	August 31, 2012 to August 31, 2013	4,815,332	4,815,332
China Merchants Bank	Guaranteed by third party, Mingwang Lu and Yi Lu	September 10, 2012 to September 10, 2013	4,815,332	4,815,332
Bank of Zhengzhou	Guaranteed by third party	August 31, 2012 to August 31, 2013	4,815,332	4,815,332
Bank of Zhengzhou	Secured by Henan Green's bank deposit	December 12, 2012 to December 12, 2013	2,889,199	2,889,199
Shanghai Pudong Development Bank	Guaranteed by third party, Mingwang Lu	February 1, 2012 to January 31, 2013	2,247,155	2,247,155
Shanghai Pudong Development Bank	Guaranteed by third party, Mingwang Lu	February 24, 2012 to February 23, 2013	2,568,177	2,568,177
Shanghai Pudong Development Bank	Secured by Henan Green's land, Mingwang Lu	March 16, 2012 to March 15, 2013	1,605,111	1,605,111
Shanghai Pudong Development Bank	Secured by Henan Green's land, Mingwang Lu	November 28, 2012 to November 27, 2013	4,815,332	4,815,332
Shanghai Pudong Development Bank	Guaranteed by third party, Mingwang Lu	November 27, 2012 to November 26, 2013	4,815,332	4,815,332
Ping An Bank	Guaranteed by third party	December 03, 2012 to December 03, 2013	8,025,553	8,025,553
Bank of Xuchang	Guaranteed by third party	April 27, 2012 to April 25, 2013	4,815,332	4,815,332
China Everbright Bank	Guaranteed by third party & Mingwang Lu and Yi Lu	July 20, 2012 to July 19, 2013	1,605,111	1,605,111
Commercial Bank of Kaifeng	Guaranteed by third party & Mingwang Lu	August 23, 2012 to August 22, 2013	3,210,221	3,210,221
			$57,462,962	$57,462,962

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

14.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2012 and 2011 consist of the following:

	2012	2011
Accrued liabilities
Accrued expenses	$3,185,415	$4,019,395
Other tax payables	494,446	656,060
	3,679,861	4,675,455
Other payables
Loan advanced from unrelated third parties	1,685,366	79,442
Other payable for purchasing machinery and equipment	96,307	9,753,549
Temporary receipt for staff quarters	48,205	-
Others	308,321	767,570
	2,138,199	10,600,561
	$5,818,060	$15,276,016

Accrued expenses are mainly represent accrued staff benefits and accrued wages.

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

As of December 31, 2012 and 2011, $1,685,366 and $79,442 respectively, represented loans advanced from unrelated third parties. There were no agreement signed with the third parties and the loans are non-interest bearing.

Temporary receipt for staff quarters represent contribution of staff quarter installment in purchases of staff quarters by staffs. Management was considering to sell the staff quarters to individuals by changing the usage from industrial use to residential use.

15.	STOCKHOLDERS’ EQUITY

(a)	Restricted ordinary shares

On October 1, 2012, the Compensation Committee of the Board of Directors of the Company approved grants of restricted ordinary shares to certain officers and directors of the Company under the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan. Except for shares granted to Mr. Meng, the Company’s Chief Finance Officer which vested immediately upon granting, all shares granted will be vested on January 3, 2013 subject to the continuous service of the recipient through December 31, 2012 and the other terms and conditions of the grant.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(a)	Restricted ordinary shares (…/Cont’d)

The following grant was made in accordance with the terms of 2010 Share Incentive Plan for the year indicated.

Grant Date	Restricted Shares	Grant Price
October 1, 2012	2,100,000	$1.78

The shares were valued at the closing price of the Company's common stock on grant date.

The compensation expense recognized is based on the market value of the Company's common stock on the date the restricted stock award is granted and is not adjusted in subsequent periods. The amount recognized is amortized over the vesting period. Compensation expense is included in general administration expense in the accompanying consolidated statement of income. The amount of compensation expense recognized is reflected in the table below for the years indicated

	2012	2011

Compensation expense	$3,705,109	$-

A summary of restricted stock activity under the 2010 share incentive plan for the year ended December 31, 2012 is as follows:

	Number of Shares	Weighted Average Grant Price and Fair Value
Non-vested, December 31, 2011	-	-
Shares granted	2,100,000	1.78
Vested shares	(400,000)	1.78
Non-vested, December 31, 2012	1,700,000	1.78

The remaining shares 1,700,000 vested on January 1, 2013.

(b)	Treasury Stock

On April 1, 2011, the Company's Board of Directors approved a board resolution and announced that the Company would repurchase its ordinary shares in the open market up to an aggregate of $10 million. From June to December, 2012 and from May to December, 2011, the Company repurchased 795,031 shares at a cost of $1,554,674 and 1,176,898 shares at a cost of $4,516,744 respectively.

A total of 1,710,098 shares have been cancelled in the fourth quarter of 2012. There was a total 261,831 shares remained as Treasury Stock as of December 31, 2012.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY (…/Cont’d)

(b)	Treasury Stock (…/Cont’d)

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly Announced Plans or Programs	Amount Paid	Approximately Dollar value of shares that may yet be purchased under the Plans or Programs
					$10,000,000
1 May 2011 - 31 May 2011	309,490	4.5990	309,490	1,423,340	8,576,660
1 June 2011 - 30 June 2011	470,783	3.3070	780,273	1,556,886	7,019,773
1 July 2011 - 31 July 2011	183,070	4.0321	963,343	738,154	6,281,619
1 August 2011 - 31 August 2011	117,280	3.8038	1,080,623	446,107	5,835,512
1 September 2011 - 31 September 2011	42,129	3.6860	1,122,752	155,289	5,680,223
1 December 2011 - 31 December 2011	54,146	3.6877	1,176,898	196,967	5,483,256
1 May 2012 - 31 May 2012	48,238	2.6422	1,225,136	127,455	5,355,801
1 June 2012 - 30 June 2012	197,965	2.2429	1,423,101	444,041	4,911,760
1 August 2012 - 31 August 2012	59,369	1.7733	1,482,470	105,277	4,806,483
1 September 2012 - 30 September 2012	227,628	2.0377	1,710,098	463,838	4,342,645
1 December 2012 - 31 December 2012	261,831	1.5814	1,971,929	414,063	3,928,582
	1,971,929			6,071,418
Less: Retirement of treasury stock	(1,710,098)
	261,831

(c)	Warrants

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

A summary of all warrants outstanding as of December 31, 2012 and 2011 and actions relating thereto during the years then ended is presented below:

	2012	2011

Expected volatility	63.00%	60.00%
Expected term (in years)	1.9	2.9
Risk free rate	0.25%	0.36%

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY (…/Cont’d

(c) Warrants (…/Cont’d)

A summary of all warrants outstanding as of December 31, 2012 is presented below:

	Warrants	Exercise Price	Terms

Balance as of December 31, 2010	15,191,108
Exercised	(13,294,775)	5.00	-
Expired	(1,752,333)
Balance as of December 31, 2011	144,000	$6.00	2.9 years
Granted	-
Exercised	-
Expired	-

Outstanding as of December 31, 2012	144,000	$6.00	1.9 years

(d)	Retained Earnings

Retained earnings as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Retained earnings	$151,890,125	$128,896,723
Statutory surplus reserves	11,385,921	8,246,235
	$163,276,046	$137,142,958

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

As of December 31, 2012, the Group's subsidiary, Henan Green, allocated $3,139,686 which was the 10% of net profits of the year ended December 31, 2012 to the statutory surplus reserves.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	STOCKHOLDERS’ EQUITY (…/Cont’d)

A supplemental information of the movement of statutory surplus reserves and registered capital of Henan Green as of December 31, 2012 and 2011 are as follow:

	Statutory surplus	Registered	Percentage
	reserves	capital	reached

At December 31, 2011	$8,246,235	$83,603,944	10%
Statutory surplus reserves transferred from net profits	3,139,686	-	14%
At December 31, 2012	$11,385,921	$83,603,944

16.	INCOME TAXES

All of the Company's income is generated in the PRC.

	For the years ended
	2012	2011	2010

Current income tax expense	$11,897,173	$21,961,627	$15,937,143

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31, 2012, 2011 and 2010 are as follows:

	For the years ended
	2012	2011	2010

Income before tax	$38,030,261	$79,582,179	$63,020,567

Expected PRC income tax expense
at statutory tax rate of 25%	9,507,565	19,895,544	15,755,141
Income not subject to PRC tax	-	-	56,949
Depreciation allowance
over-claimed in 2011	1,127,816	-	-
Non deductible tax expenses	1,261,792	2,066,083	125,053
Actual income tax expense	$11,897,173	$21,961,627	$15,937,143

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

16.	INCOME TAXES (…/Cont’d)

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

The new PRC income tax law imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China (5% withholding income tax for dividends paid to HK companies). Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign investment enterprises are subject to the withholding tax beginning January 1, 2008. All of the Group’s income is generated in the PRC, through Henan Green. The Company considers undistributed earnings of Henan Green as of December 31, 2012, to be permanently reinvested in the PRC. As a result, no deferred tax expense and deferred liability recorded for dividend withholding tax.

No deferred tax liability has been provided as the amount involved is immaterial. The Group has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions.

For the years ended December 31, 2012, 2011 and 2010, there was no unrecognized tax benefit. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 2012 and 2011, the Group did not accrue any interest and penalties.

17.	SUNDRY INCOME

Sundry income for the years ended December 31, 2012, 2011 and 2010 consist of the following:

	For the years ended
	2012	2011	2010

Local government subsidies	$158,755	$449,786	$227,797
Transferred from receipts in
advance, accounts payable and other receivables	57,571	11,835	542
Subcontracting income	-	19,565	-
Gain on disposal of motor vehicles	63,876	-	-
Others	71,281	121,061	41,901
	$351,483	$602,247	$270,240

During the years ended December 31, 2012, 2011 and 2010, the Group received special one time subsidies from local government of Zhengzhou, China amounting to $158,755 and $449,786 and $227,797 respectively for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature and depends on the local government's policy announced within a valid period.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

18.	RELATED PARTY TRANSACTIONS

The Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou Company, the former owner of Henan Green, from January 1, 2008 to December 31, 2027. Rental paid to Zhengzhou Company for the years ended December 31, 2012, 2011 and 2010 were $12,867, $11,428 and $9,909 respectively.

On February 26, 2013, the Company's subsidiary, Henan Green, entered into an equity/asset transfer agreement to acquire Zhengzhou Company via Henan Green. Zhengzhou Company owns land use right totaling 24.94 acres, among which 6.69 acres of land has been leased to Henan Green. The Company has decided to effectuate the acquisition of 100% equity interest Zhengzhou Company in order to secure the land use rights. The total consideration price is $42.6 million.

To facilitate Zhengzhou Company's acquisition, Henan Green prepaid $24,076,660 for the deposit on acquisition of business which included to pay $11,235,775 to two companies to settle the loans on behalf of Zhengzhou Company and $12,840,885 for the deposit on acquisition of future land use right as of December 31, 2012.

19.	SIGNIFICANT CONCENTRATIONS

Our credit risk is somewhat limited due to a relatively large customer base and its dispersion across geographic areas of the PRC. During the years ended December 31, 2012 ,2011 and 2010, the Company had no customer which accounted for 10% or more of total revenue. As of December 31, 2012, the Company had one customer which accounted for approximately 15% of total accounts receivable. As of December 31, 2011, the Company had one customer which accounted for approximately 12% of total accounts receivable. As of December 31, 2010, the Company had one customer which accounted for approximately 81% of total accounts receivable.

All of the Group's suppliers are located in the PRC. During the year ended December 31, 2012, the Company had three suppliers which each accounted for approximately 37%, 23% and 20% of total purchases, respectively. During the year ended December 31, 2011, the Company had three suppliers which each accounted for approximately 43%, 25% and 11% of total purchases, respectively. During the year ended December 31, 2010, the Company had three suppliers which each accounted for approximately 30%, 24% and 12% of total purchases, respectively. As of December 31, 2012, the Company had two suppliers which accounted for approximately 23% and 10%, respectively of total accounts payable. As of December 31, 2011, the Company had two suppliers which accounted for approximately 55% and 18%, respectively of total accounts payable. As of December 31, 2010, the Company had two suppliers which accounted for approximately 19% and 16%, respectively of total accounts payable.

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

Rental expense for obligations under operating leases (Leasehold and Reservoir rental) was $28,744, $26,938 and $24,701for the years ended December 31, 2012, 2011 and 2010 respectively. As the leasehold agreement will be terminated in 1st quarter of 2013 after the acquisition of the business, Zhengzhou Company, no operating lease payment was required for leasehold. The total future minimum lease payments under non-cancellable operating leases as of December 31, 2012 are payable as follows:

Years Ended
December 31,	Reservoir rental
2013	$16,051
2014	16,051
2015	16,051
2016	16,051
2017	16,051
Over five years	256,816
$337,071

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

22.	CONTINGENCIES AND COMMITMENTS

The Group had the following contingencies and commitments as of December 31, 2012:

Guarantee

On October 13, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Shaolin Auto Co., Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $32.1 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through December 3, 2015.

On October 9, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Liantong Aluminum Co. Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment of approximately of $16.1 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through August 28, 2013.

On November 4, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Xibao Metallurgy Materials Group Co. Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $48.2 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through December 31, 2013.

On November 4, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Zhengzhou Panhong Commerce & Trade Co Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $16.1 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through October 26, 2013.

On December 6, 2012, the Company's subsidiary, Henan Green, entered into a co-financial guarantee agreement with Henan Xinye Textile Co., Ltd. (Xinye), a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $9.6 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee is effective through December 5, 2013.

On October 31, 2011, the Company's subsidiary, Henan Green, entered into a financial guarantee agreement with Zhengzhou Aluminum Industry Co., Ltd arranged by China Citic Bank. Under the agreement, Henan Green acting as a guarantor for Zhengzhou Aluminum Industry Co., Ltd. a non-related company. Henan Green is contingent as guarantor with maximum aggregate potential amount of future payment approximately $2.4 million, plus interest accrued, legal fee, disbursement and any other compensation expense accrued. The guarantee is effective through September 7, 2014.

On November 4, 2011, the Company's subsidiary, Henan Green, entered into a financial guarantee agreement with Do-Fluoride Chemicals Co., Ltd, a non-related company. Under the agreement, Do-Fluoride Chemicals Co., Ltd is contingent as a guarantor for Zhengzhou Aluminum Industry Co., Ltd with a maximum aggregate potential amount of future payment approximately of $4.0 million and Henan Green also agreed to guarantee the future payment of Zhengzhou Aluminum Industry Co., Ltd for Do-Fluoride Chemicals Co., Ltd. The guarantee is effective through November 3, 2013.

The Company believes that Zhengzhou Aluminum Industry Co. Ltd. has experienced financial difficulties in 2012 and may not be able to perform on either its payments to the bank or its guarantees. If Zhengzhou Aluminum Industry Co. Ltd is unable to repay its debt or satisfy's it's guarantee, the Company may be required to pay up to $6.4 million related to those debts. No provision has been made in these financial statements for these potential obligations as the Company has not been called upon to date to perform under its guarantee.

Legal proceedings or claims

As of December 31, 2012 the Group’s management has evaluated all such proceedings and claims, and determined that the Group was not subject to any loss contingencies either for legal proceedings or claims that would significantly affect the Company's financial condition. In addition, the management has not aware of any product liability claims arising as of December 31, 2012, and therefore, the Group has not recognized any product liability claims accrual.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

23.	SUBSEQUENT EVENT

Acquisition of business

On February 26, 2013, the Company's subsidiary, Henan Green, entered into an equity/asset transfer agreement to acquire Zhengzhou Company via Henan Green. Zhengzhou Company owns a land use right totaling 24.94 acres, among which 6.69 acres of land has been leased to Henan Green. The Company has decided to effectuate the acquisition of 100% equity interest Zhengzhou Company in order to secure the land use rights. The total consideration price is $42.6 million.

The purchase price was determined based on the appraisal report prepared by an independent appraisal. According to the Equity Transfer Agreement, if Henan Green fails to pay the full purchase price timely, it will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the Equity Transfer Agreement, the breaching party is required to pay the other parties for damages in an amount of approximately $157,480. Based on the independent report, the value of Zhengzhou Company as at November 30, 2012 was $49.7 million and was allocated as follows:

Current assets	$10,082,277
Property, plant and equipment, net	10,622,003
Land use right, net	29,009,733
Total asset acquired	49,714,013
Total liabilities assumed	-
Net asset acquired	$49,714,013

Acquisition of assets at cost values which was translated at closing rate of November 30, 2012. Based on the independent appraisal report, no impairment was recognized as of December 31, 2012.

The Equity Transfer Agreement and the transactions contemplated thereby were approved by both the Company's Board of Directors and the Audit Committee of the Board, which consists of three independent directors.

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

As of December 31, 2012, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements, if any.

CONDENSED BALANCE SHEETS
	2012	2011
Assets
Cash	$7,645,949	$11,621,907
Investments in subsidiaries	322,526,371	286,912,377
Total assets	$330,172,320	$298,534,284

Liabilities and Stockholders'' Equity
Current liabilities
Accrued liabilities and other payables	$105,000	$106,448
Total liabilities	105,000	106,448

Stockholders' Equity
Common stock	140,418,118	140,418,118
Additional paid in capital	4,978,698	6,930,944
Treasury stock	(414,063)	(4,516,744)
Retained earnings	163,276,046	137,142,958
Accumulated other comprehensive income	21,808,521	18,452,560
Total stockholders' equity	330,067,320	298,427,836
Total liabilities and stockholders' equity	$330,172,320	$298,534,284

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

24.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED STATEMENT OF INCOME
	For the years ended
	2012	2011	2010

General and administrative expenses	$(2,419,836)	$(9,439,791)	$(2,059,737)
Equity income of subsidiaries	28,552,924	67,060,343	49,143,161
Net income	$26,133,088	$57,620,552	$47,083,424

CONDENSED STATEMENT OF CASH FLOWS

	For the years ended
	2012	2011	2010

Net cash used in operating activities	$(2,421,284)	$(7,887,611)	$(3,511,915)
Net cash used in investing activities	-	(48,000,000)	(25,500,000)
Net cash (used in)/provided by financing activities	(1,554,674)	61,957,131	28,682,613
Cash as of January 1	11,621,907	5,552,387	5,881,689
Cash as of December 31	$7,645,949	$11,621,907	$5,552,387

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

25.	QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	2012
	March 31	June 30	September 30	December 31

Revenue:
Steel mill flat-rolled products	$68,689,567	$76,783,963	$56,123,028	$63,889,524

Cost of revenue	(47,196,745)	(56,975,825)	(47,331,341)	(57,037,147)
Gross Profit	21,492,822	19,808,138	8,791,687	6,852,377

Operating expenses:
General and administrative expenses	(2,369,361)	(2,511,170)	(2,548,672)	(5,738,929)
Selling and marketing expenses	(107,086)	(506,711)	(374,818)	(457,768)
Warrant compensation expenses	-	-	-	-
Total operating expenses	(2,476,447)	(3,017,881)	(2,923,490)	(6,196,697)

Operating income	19,016,375	16,790,257	5,868,197	655,680

Other income (expenses)
Interest income	626,251	624,578	1,233,910	1,092,002
Interest expenses	(1,030,917)	(2,028,459)	(3,105,412)	(2,063,684)
Sundry income	158,737	24,911	21,310	146,525
	18,770,446	15,411,287	4,018,005	(169,477)
Income tax expense	(4,759,838)	(5,136,010)	(1,636,419)	(364,906)

Net income attributable to common
stockholders	$14,010,608	$10,275,277	$2,381,586	$(534,383)

Net income per share
- Basic	$0.24	$0.18	$0.04	$(0.01)

- Diluted	$0.24	$0.18	$0.04	$(0.01)

Weighted average common shares outstanding
- Basic	58,251,680	58,203,179	57,935,604	59,769,786
- Diluted	58,251,680	58,203,179	57,935,604	59,769,786

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, adopted on March 17, 2009 [incorporated by reference to Exhibit 3.1 to the registrant’s Amendment No. 1 to Form 20-F filed on March 23, 2009]

4.1*	Summary of English Translation of Equity/Asset Transfer Agreement, dated February 26, 2013, by and among Henan Green Complex Materials Co., Ltd., Zhengzhou No. 2 Iron and Steel Company Limited and its shareholders (English Translation)

4.2	Form of Securities Purchase Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]

4.3	Form of Registration Rights Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]

4.4	China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.5	Form of Share Option Agreement for Employees relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.6	Form of Share Option Agreement for Directors relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.7	Form of Restricted Share Award Agreement relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K filed on November 16, 2010]

8.1*	List of the registrant’s subsidiaries

11.1	Code of Ethics [incorporated by reference to Exhibit 14.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101*	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)

*Filed herewith.