Form 20-F/A
period 2012-12-31
China Gerui Advanced Materials Group Ltd
filed 2013-11-21
CIK 1449801

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

The Company is filing this Amendment No. 1 to Form 20-F (the “Amendment No. 1”) for the purpose of amending certain disclosures related to the acquisition of Zhengzhou No. 2 Iron and Steel Company Limited, a PRC company (“Zhengzhou Company”) included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed on April 30, 2013 (the “Form 20-F”).

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment No. 1. This Amendment also includes a new Exhibit 15.1, which contains the consent of our independent registered public accounting firm with respect to this Amendment No. 1. Other than as described above, this Amendment No. 1 speaks as of the date of the initial filing of the Form 20-F and does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART I

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

On February 26, 2013, we entered into an equity/asset transfer agreement to acquire 100% ownership of Zhengzhou Company, a related party of the Company. We agreed to pay a total cash purchase price of RMB 268 million (approximately $43.6 million) to the shareholders of Zhengzhou Company, of which we paid RMB 150.0 million (approximately $24.1 million) as of December 31, 2012. We expect that the balance of the purchase price will be paid within the next 6 months. If we fail to pay the full purchase price timely, we will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the equity/asset transfer agreement, the breaching party is required to pay the other parties for damages in an amount of RMB 1 million (approximately $0.16 million).

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

On February 26, 2013, we entered into an equity/asset transfer agreement to acquire 100% ownership of Zhengzhou Company, which is the owner of a land use right with respect to 24.94 acres (151.4 Chinese mu), on which our existing production lines and warehouses are located. We agreed to pay a total cash purchase price of RMB 268 million (approximately $43.6 million) to the shareholders of Zhengzhou Company, of which we paid RMB 150.0 million (approximately $24.1 million) as of December 31, 2012. We expect to pay the balance of the purchase price within the next six months. The purchase price was determined based on the appraisal report prepared by an independent appraisal firm, Henan Minsheng Asset Appraisal Office. We are in the process of transferring land use rights to Henan Green. The purpose of this transaction is to ultimately reduce our overall risk position by reducing our dependence on third parties for our land use rights, and that the terms of the transaction are substantially equivalent to those that would be paid to an unrelated third party. However, if a regulator or shareholder disagrees with this view and seeks to invalidate this transaction or sue for damages, we may need to engage in expensive litigation or other measures to defend our actions, which we may lose, and our efforts to bolster our land use rights may be frustrated. Even if this transaction is not invalidated or otherwise challenged, substantial additional funds may need to be paid in order to transfer the land use rights, which may have a material adverse effect on our financial condition.

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

On February 26, 2013, Henan Green entered into an equity/asset transfer agreement to acquire 100% ownership of Zhengzhou Company for a total cash purchase price of RMB 268 million (approximately $43.6 million), of which RMB 150.0 million (approximately $24.1 million) has been paid. If Henan Green fails to pay the full purchase price by the negotiated deadline, it will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the equity transfer agreement, the breaching party is required to pay the other parties for damages in an amount of RMB 1 million (approximately $0.16 million). Zhengzhou Company was formed in China on May 14,1993 and owns land use rights with respect to 24.94 acres of land, among which 6.69 acres of land had been leased to Henan Green pursuant to a lease agreement in December 2008. The term of the lease is from January 1, 2008 to December 31, 2027. Our existing production lines and warehouses are located on such land. In addition, three Company directors, Mr. Mingwang Lu, Mr. Yi Lu and Mr. Maotong Xu, were shareholders of Zhengzhou Company and owned 39.7%, 0.27% and 0.5% of Zhengzhou Company, respectively. We are in the process of completing ownership and land use rights transfer.

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

•	On February 26, 2013, Henan Green entered into an equity/asset transfer agreement to acquire 100% ownership of Zhengzhou Company, a related party of the Company, for a total cash purchase price of RMB 268 million (approximately $43.6 million), of which RMB 150.0 million (approximately $24.1 million) has been paid. The balance of the purchase price is expected to be paid within the next six months. If Henan Green fails to pay the full purchase price by the negotiated deadline, it will be liable for a penalty fee at a daily rate of 0.03% of the outstanding purchase price. In addition, if any party breaches its representations and warranties provided in the equity transfer agreement, the breaching party is required to pay the other parties for damages in an amount of RMB 1 million (approximately $0.16 million). The purchase price was determined based on an appraisal report prepared by an independent appraisal firm. Three Company directors, Mr. Mingwang Lu, Mr. Yi Lu and Mr. Maotong Xu, were shareholders of Zhengzhou Company and owned 39.7%, 0.27% and 0.5% of Zhengzhou Company, respectively. We are in the process of transferring the ownership and land use rights of Zhengzhou Company.

•	In December 2008, we entered into a new lease agreement with Zhengzhou Company. The lease term commenced on January 1, 2008 and terminates on December 31, 2027. Rent paid to Zhengzhou Company for the fiscal year ended December 31, 2012 was $12,867. Rent payable under the lease increases by 10% annually starting from 2010. Zhengzhou Company also guarantees our obligations under short term bank loans. We do not pay any consideration to this related guarantor for guaranteeing our obligations.

•	Zhengzhou Company owns a land use right with respect to 24.94 acres. We leased a part of the land use right for 6.69 acres from Zhengzhou Company prior to the acquisition. Our existing production lines and warehouses are located on this parcel of land. For operation risk mitigation purpose, we started the process of title transfer of the land use right from Zhengzhou Company prior to the acquisition. To facilitate Zhengzhou Company’s negotiation with local regulatory authorities on the transfer and in anticipation of the upfront payments associated with the transaction, we prepaid $24,076,660 as of December 31, 2012 to acquire Zhengzhou Company.

•	Since January 2010, we have paid Mr. Harry Edelson, a director, a monthly fee of $10,000 in return for his verbal agreement to perform certain services. These services have included or may include the following: (a) helping to promote awareness of the Company within the investment community through introductions to investors, investment banks, and research analysts; (b) participation in future deal or non-deal road shows and financing activities of the Company upon request and at the discretion of the Company and the Board of Directors; (c) assistance in investor conference presentations, whether or not management of the Company is able to be present; (d) providing occasional office use and communication facilities where required by the Company; (e) monitoring and providing capital market feedback on the Company; and (f) such other activities as may be requested of him, from time to time, by the Board or executive management team of the Company.

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

Date: November 21, 2013	CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

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

UHY VOCATION HK CPA LIMITED

Certified Public Accountants

Hong Kong, the People’s Republic of China,

April 30, 2013, except for Note 10, 17 and 22 as to which the date is November 21, 2013

(please refer to Note 1 - Revisions to the Consolidated Financial Statements)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31, 2012	December 31, 2011
Assets

Current assets
Cash	$228,861,009	$246,600,917
Certificates of deposit	16,372,128	-
Restricted cash	145,413,726	118,130,253
Accounts receivable, net	2,276,153	6,382,630
Notes receivable	433,379	568,328
Inventories	22,762,545	24,463,142
Prepaid purchases	76,268,597	45,805,423
Prepaid expenses	382,569	385,131
Other receivables	2,270,073	2,850,601
Total current assets	495,040,179	445,186,425

Non-current assets
Property, plant and equipment, net	134,110,657	122,695,246
Land use right, net	13,625,738	13,807,056
Deposit on acquisition of future land use right	24,076,660	12,710,719
Deposit on acquisition of property, plant and equipment	266,312	-
Other receivable	3,039,835	3,499,083
Certificates of deposit	3,210,221	3,177,679
Total non-current assets	178,329,423	155,889,783
Total assets	$673,369,602	$601,076,208

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,279,246	$8,074,432
Notes payable	259,546,395	204,880,916
Term loans	57,462,962	44,169,751
Land use right payable	1,419,314	1,404,926
Income tax payable	5,140,306	5,458,482
Customers deposits	11,635,999	23,383,849
Accrued liabilities and other payables	5,818,060	15,276,016
Total current liabilities	343,302,282	302,648,372
Total liabilities	343,302,282	302,648,372

Stockholders' equity

Common stock, 100,000,000 shares authorized with no par value; 59,823,730 and 59,433,828 shares issued, 59,561,899 and 58,256,930 shares outstanding as of December 31, 2012 and December 31, 2011, respectively	140,418,118	140,418,118
Additional paid-in capital	4,978,698	6,930,944
Treasury stock, at cost, 261,831 and 1,176,898 shares, as of December 31, 2012 and December 31, 2011, respectively	(414,063)	(4,516,744)
Retained earnings	163,276,046	137,142,958
Accumulated comprehensive income	21,808,521	18,452,560
Total stockholders' equity	330,067,320	298,427,836

Total liabilities and stockholders' equity	$673,369,602	$601,076,208

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the years ended December 31
	2012	2011	2010
Cash flows from operating activities:
Net income	$26,133,088	$57,620,552	$47,083,424
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation of property, plant and equipment	10,899,049	7,994,638	3,149,314
(Gain)/loss on disposal of property, plant and equipment	(56,107)	12,726	-
Amortization of land use right	330,244	322,638	259,438
Stock-based compensation	3,705,109	-	-
Warrant compensation expense	-	5,700,000	-
Changes in assets and liabilities:
Accounts receivable, net	4,126,206	(2,046,819)	721,098
Notes receivable, net	139,228	(554,789)	-
Inventories	1,929,773	(16,712,453)	(1,043,397)
Prepaid expenses	6,435	621,611	(914,841)
Prepaid purchases	(29,666,016)	(16,284,440)	(11,361,129)
Other receivable	(142,305)	(697,676)	224,051
Accounts payable	(5,813,580)	5,168,689	(4,967,264)
Income tax payable	(369,983)	1,078,582	334,361
Customers deposit	(11,856,194)	12,911,217	1,539,833
Accrued liabilities and other payables	(1,466,919)	1,113,651	1,452,762
Net cash (used in) / provided by operating activities	(2,101,972)	56,248,127	36,477,650
Cash flows from investing activities:
Cash paid for property, plant and equipment	(30,561,916)	(29,816,858)	(65,063,864)
Proceeds from disposal of property, plant and equipment	59,517	9,655	-
Payment of purchases of land use right	-	(9,073,284)	(1,903,656)
Payment of acquisition of future land use right	(11,112,875)	(10,213,261)	(2,093,071)
Cash deposit-potential business initiative program-related party	-	(5,000,000)	-
Cash deposit refunded-related party	-	5,000,000	-
Advance to unrelated third parties	(4,017,304)	(3,415,724)	-
Advance from unrelated third party	1,587,554	-	-
Repayment of advance to unrelated third parties	5,252,326	-	-
Investment in certificates of deposit	(16,193,047)	(3,101,978)	-
Changes in restricted cash	(25,788,547)	(47,212,098)	(29,032,134)
Changes in prepaid machinery deposits	-	-	13,973,966
Net cash used in investing activities	(80,774,292)	(102,823,548)	(84,118,759)
Cash flows from financing activities:
Repayment of term loans	(50,484,204)	(45,831,718)	(45,984,848)
Proceeds from term loans	63,184,632	43,815,432	56,093,042
Proceeds from notes payable, net	51,992,380	111,733,230	45,213,650
Proceeds received from common stock issued and warrant conversion, net	-	-	28,682,613
Proceeds received from exercise of warrants	-	66,473,875	-
Warrant compensation expense	-	(5,700,000)	-
Purchase of treasury stock	(1,554,674)	(4,516,744)	-
Net cash provided by financing activities	63,138,134	165,974,075	84,004,457

Net (decrease) / increase in cash	(19,738,130)	119,398,654	36,363,348
Effect on change of exchange rates	1,998,222	7,724,965	3,506,581
Cash as of January 1	246,600,917	119,477,298	79,607,369
Cash as of December 31	$228,861,009	$246,600,917	$119,477,298
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$8,322,263	$6,254,304	$3,927,906
Income tax paid	$12,267,157	$20,883,046	$15,738,892

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

Revisions to the Consolidated Financial Statements

The business combination and related deposits in previous consolidated financial statements for the year ended December 31, 2012 dated April 30, 2013 have been re-characterized as an acquisition of future land use rights as the Company has determined that this presentation better reflects the substance of the transaction.. As a result, certain revisions were made to the notes to the consolidated financial statements which are reflected in Notes 10, 17, 22. In addition, the Company revised the consolidated balance sheet as of December 31, 2012 by reclassifying amounts totaling $24,076,660 previously reported as “Deposit on acquisition of business” to “Deposits on acquisition of future land use right” and revised certain cash flows from investing activities in the consolidated statement of cash flows for the year ended December 31, 2012 by reclassifying amounts totaling $11,112,875 from “Deposit payment to investing business” to “Payment of acquisition of future land use right.”

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

	Balance at 2012	Estimated cost to complete as of December 31, 2013	Estimated time to complete

Production lines	$15,080,014	$168,536	June, 2013
Plant	6,983,931	6,142,664	April, 2013
Staff quarters	12,905,584	6,484,153	October, 2013
	$34,969,529	$12,795,353

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

Deposit on acquisition of future land use right as of December 31, 2012 and December 31, 2011 amounted to $24,076,660 and $12,710,719 respectively.

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

10.	DEPOSIT ON ACQUISITION OF FUTURE LAND USE RIGHT (…/Cont’d)

To facilitate Zhengzhou Company's acquisition, Henan Green prepaid $24,076,660 for the deposit on acquisition of future land use right which included payments of $11,235,775 directly to two unrelated companies to settle the loans on behalf of Zhengzhou Company and $12,840,885 for the deposit on acquisition of future land use right as of December 31, 2012. The total consideration to be paid is $43.6 million (exchange rate at June 30, 2013). The payment of acquisition was fully settled as at June 30, 2013 but the share transfer of Zhengzhou Steel and the land use right transfer are still in process.

11.	NOTES PAYABLE

Notes payable as of December 31, 2012 and 2011 consist of the following:

	2012	2011

Classified by financial institutions:
China Citic Bank	$35,312,435	$42,580,912
Bank of Zhengzhou	6,420,443	9,533,040
Minsheng Bank of China	19,261,328	24,229,810
Guangdong Development Bank	22,471,549	14,299,560
Shanghai Pudong Development Bank	25,681,771	15,888,400
China Merchants Bank	11,235,775	16,523,936
China Everbright Bank	27,286,881	19,066,080
Bank of Luoyang	43,337,988	24,627,020
Bank of Communications	22,792,572	12,710,720
Bank of Pingdingshan	32,102,213	25,421,438
Bank of Xuchan	2,407,666	-
Commercial bank of Kaifeng	4,815,332	-
Huaxia Bank	1,605,111	-
Ping An Bank	4,815,331	-
	$259,546,395	$204,880,916

Additional information:
Maximum balance outstanding during the year	$309,304,826	$204,880,916
Interest expense	$4,701,767	$3,342,011
Finance charge per contract	0.05%-0.15%	0.05%-0.5%
Weighted average interest rate	0.69%	1.29%

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

11.	NOTES PAYABLE (…/Cont’d)

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

12.	TERM LOANS (…/Cont’d)

A summary of the principal payments for the outstanding term loans during the following fiscal year is as follows:

			Principal payment	Total outstanding
Name of bank	Collateral	Term of loans	due during 2012	loan amount

China Citic Bank	Secured by Henan Green's assets	August 21, 2012 to March 16, 2013	$3,210,221	$3,210,221
China Citic Bank	Secured by Henan Green's assets	December 7, 2012 to July 7, 2013	1,605,111	1,605,111
China Citic Bank	Secured by Henan Green's assets	December 19, 2012 to July 19, 2013	1,605,111	1,605,111
China Merchants Bank	Guaranteed by third party, Mingwang Lu and Yi Lu	August 31, 2012 to August 31, 2013	4,815,332	4,815,332
China Merchants Bank	Guaranteed by third party, Mingwang Lu and Yi Lu	September 10, 2012 to September 10, 2013	4,815,332	4,815,332
Bank of Zhengzhou	Guaranteed by third party	August 31, 2012 to August 31, 2013	4,815,332	4,815,332
Bank of Zhengzhou	Secured by Henan Green's bank deposit	December 12, 2012 to December 12, 2013	2,889,199	2,889,199
Shanghai Pudong Development Bank	Guaranteed by third party, Mingwang Lu	February 1, 2012 to January 31, 2013	2,247,155	2,247,155
Shanghai Pudong Development Bank	Guaranteed by third party, Mingwang Lu	February 24, 2012 to February 23, 2013	2,568,177	2,568,177
Shanghai Pudong Development Bank	Secured by Henan Green's land, Mingwang Lu	March 16, 2012 to March 15, 2013	1,605,111	1,605,111
Shanghai Pudong Development Bank	Secured by Henan Green's land, Mingwang Lu	November 28, 2012 to November 27, 2013	4,815,332	4,815,332
Shanghai Pudong Development Bank	Guaranteed by third party, Mingwang Lu	November 27, 2012 to November 26, 2013	4,815,332	4,815,332
Ping An Bank	Guaranteed by third party	December 03, 2012 to December 03, 2013	8,025,553	8,025,553
Bank of Xuchang	Guaranteed by third party	April 27, 2012 to April 25, 2013	4,815,332	4,815,332
China Everbright Bank	Guaranteed by third party & Mingwang Lu and Yi Lu	July 20, 2012 to July 19, 2013	1,605,111	1,605,111
Commercial Bank of Kaifeng	Guaranteed by third party & Mingwang Lu	August 23, 2012 to August 22, 2013	3,210,221	3,210,221
			$57,462,962	$57,462,962

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

13.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2012 and 2011 consist of the following:

	2012	2011
Accrued liabilities
Accrued expenses	$3,185,415	$4,019,395
Other tax payables	494,446	656,060
	3,679,861	4,675,455
Other payables
Loan advanced from unrelated third parties	1,685,366	79,442
Other payable for purchasing machinery and equipment	96,307	9,753,549
Temporary receipt for staff quarters	48,205	-
Others	308,321	767,570
	2,138,199	10,600,561
	$5,818,060	$15,276,016

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

14.	STOCKHOLDERS’ EQUITY

(a)	Restricted ordinary shares

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

The Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou Company, the former owner of Henan Green, from January 1, 2008 to December 31, 2027. Mingwang Lu, the Company’s Chief Executive Officer and his family hold approximately 44% of shareholding of the Company and approximately 41% of shareholding of Zhengzhou Company. Rental paid to Zhengzhou Company for the years ended December 31, 2012, 2011 and 2010 were $12,867, $11,428 and $9,909 respectively.

On February 26, 2013, Henan Green Complex Materials Co., Ltd. ("Henan Green"), the indirectly wholly owned subsidiary of the Company, entered into an equity/asset transfer agreement (“the "Equity Transfer Agreement") with the Zhengzhou Company pursuant to which Henan Green acquired 100% ownership of Zhengzhou Company.

To facilitate Zhengzhou Company's acquisition, Henan Green prepaid $24,076,660 for the deposit on acquisition of future land use right which included to pay $11,235,775 to two unrelated companies to settle the loans on behalf of Zhengzhou Company and $12,840,885 for the deposit on acquisition of future land use right as of December 31, 2012.

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

19	FOREIGN OPERATIONS

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

20.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases (Leasehold and Reservoir rental) was $28,744, $26,938 and $24,701 for the years ended December 31, 2012, 2011 and 2010 respectively. As the leasehold agreement will be terminated in 1st quarter of 2013 after the acquisition of the future land use right, Zhengzhou Company, no operating lease payment was required for leasehold. The total future minimum lease payments under non-cancellable operating leases as of December 31, 2012 are payable as follows:

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

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

22.	SUBSEQUENT EVENT

Acquisition of Future Land Use Right

On February 26, 2013, Henan Green Complex Materials Co., Ltd. ("Henan Green"), the indirectly wholly owned subsidiary of the Company, entered into an equity/asset transfer agreement (“the "Equity Transfer Agreement") with the Zhengzhou Company pursuant to which Henan Green acquired 100% ownership of Zhengzhou Company.

The business combination and related deposits in previous consolidated financial statements for the year ended December 31, 2012 dated April 30, 2013 have been re-characterized as an acquisition of future land use rights as the Company has determined that this presentation better reflects the substance of the transaction.. As a result, certain revisions were made to the notes to the consolidated financial statements which are reflected in Notes 10, 17, 22. In addition, the Company revised the consolidated balance sheet as of December 31, 2012 by reclassifying amounts totaling $24,076,660 previously reported as “Deposit on acquisition of business” to “Deposits on acquisition of future land use right” and revised certain cash flows from investing activities in the consolidated statement of cash flows for the year ended December 31, 2012 by reclassifying amounts totaling $11,112,875 from “Deposit payment to investing business” to “Payment of acquisition of future land use right.”

The following table summarizes the carryover of the historical cost of the land use right of Zhengzhou Company at the acquisition date.

Land use right	$17,444,274
Cash consideration	43,630,631
Difference	$26,186,357

100% of the above difference was recorded in related earnings as dividend paid because it was acquired from a related party.

Acquisition of future land use right at cost values which was translated at closing rate of June 30, 2013. Based on the independent appraisal report, no impairment was recognized as of December 31, 2012.

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

CONDENSED BALANCE SHEETS

	2012	2011
Assets
Cash	$7,645,949	$11,621,907
Investments in subsidiaries	322,526,371	286,912,377
Total assets	$330,172,320	$298,534,284

Liabilities and Stockholders'' Equity
Current liabilities
Accrued liabilities and other payables	$105,000	$106,448
Total liabilities	105,000	106,448

Stockholders' Equity
Common stock	140,418,118	140,418,118
Additional paid in capital	4,978,698	6,930,944
Treasury stock	(414,063)	(4,516,744)
Retained earnings	163,276,046	137,142,958
Accumulated other comprehensive income	21,808,521	18,452,560
Total stockholders' equity	330,067,320	298,427,836
Total liabilities and stockholders' equity	$330,172,320	$298,534,284

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

23.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (…/Cont’d)

CONDENSED STATEMENT OF INCOME

	For the years ended
	2012	2011	2010

General and administrative expenses	$(2,419,836)	$(9,439,791)	$(2,059,737)
Equity income of subsidiaries	28,552,924	67,060,343	49,143,161
Net income	$26,133,088	$57,620,552	$47,083,424

CONDENSED STATEMENT OF CASH FLOWS

	For the years ended
	2012	2011	2010

Net cash used in operating activities	$(2,421,284)	$(7,887,611)	$(3,511,915)
Net cash used in investing activities	-	(48,000,000)	(25,500,000)
Net cash (used in)/provided by financing activities	(1,554,674)	61,957,131	28,682,613
Cash as of January 1	11,621,907	5,552,387	5,881,689
Cash as of December 31	$7,645,949	$11,621,907	$5,552,387

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

24.	QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	2012
	March 31	June 30	September 30	December 31

Revenue:
Steel mill flat-rolled products	$68,689,567	$76,783,963	$56,123,028	$63,889,524

Cost of revenue	(47,196,745)	(56,975,825)	(47,331,341)	(57,037,147)
Gross Profit	21,492,822	19,808,138	8,791,687	6,852,377

Operating expenses:
General and administrative expenses	(2,369,361)	(2,511,170)	(2,548,672)	(5,738,929)
Selling and marketing expenses	(107,086)	(506,711)	(374,818)	(457,768)
Warrant compensation expenses	-	-	-	-
Total operating expenses	(2,476,447)	(3,017,881)	(2,923,490)	(6,196,697)

Operating income	19,016,375	16,790,257	5,868,197	655,680

Other income (expenses)
Interest income	626,251	624,578	1,233,910	1,092,002
Interest expenses	(1,030,917)	(2,028,459)	(3,105,412)	(2,063,684)
Sundry income	158,737	24,911	21,310	146,525
	18,770,446	15,411,287	4,018,005	(169,477)
Income tax expense	(4,759,838)	(5,136,010)	(1,636,419)	(364,906)

Net income attributable to common stockholders	$14,010,608	$10,275,277	$2,381,586	$(534,383)

Net income per share
- Basic	$0.24	$0.18	$0.04	$(0.01)

- Diluted	$0.24	$0.18	$0.04	$(0.01)

Weighted average common shares outstanding
- Basic	58,251,680	58,203,179	57,935,604	59,769,786
- Diluted	58,251,680	58,203,179	57,935,604	59,769,786

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, adopted on March 17, 2009 [incorporated by reference to Exhibit 3.1 to the registrant’s Amendment No. 1 to Form 20-F filed on March 23, 2009]

4.1	Summary of English Translation of Equity/Asset Transfer Agreement, dated February 26, 2013, by and among Henan Green Complex Materials Co., Ltd., Zhengzhou No. 2 Iron and Steel Company Limited and its shareholders (English Translation) [incorporated by reference to Exhibit 4.1 to the registrant’s Form 20-F filed on April 30, 2013]

4.2	Form of Securities Purchase Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]

4.3	Form of Registration Rights Agreement, by and among the registrant and the purchasers named therein, dated June 4, 2010 [incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K filed on June 7, 2010]

4.4	China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.5	Form of Share Option Agreement for Employees relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.6	Form of Share Option Agreement for Directors relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K filed on November 16, 2010]

4.7	Form of Restricted Share Award Agreement relating to China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan [incorporated by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K filed on November 16, 2010]

8.1*	List of the registrant’s subsidiaries

11.1	Code of Ethics [incorporated by reference to Exhibit 14.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101*	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)

*Filed herewith.