Form 20-F
period 2013-12-31
China Gerui Advanced Materials Group Ltd
filed 2014-04-30
CIK 1449801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________________

Commission file number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
--------------------------------------------------------------------------------------------------------------------------------------------
 (Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province 451191
People’s Republic of China
--------------------------------------------------------------------------------------------------------------------------------------------
(Address of Principal Executive Offices)

Mingwang Lu
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province 451191
People’s Republic of China
Tel: 86-371-62568634; Fax: 86-371-67718787
Email: mingwang.lu@geruigroup.com
--------------------------------------------------------------------------------------------------------------------------------------------
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013): 59,522,910 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer  ☐                                                                Accelerated Filer   ☑                                                     Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☑                                                      International Financial Reporting    ☐                               Other  ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐   No ☑

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

Annual Report on Form 20-F
 Year Ended December 31, 2013

Item 8.	Financial Information	52
	A. Consolidated Statements and Other Financial Information	52
	B. Significant Changes	53
Item 9.	The Offer and Listing	53
	A. Offer and Listing Details	53
	B. Plan of Distribution	54
	C. Markets	54
	D. Selling Shareholders	54
	E. Dilution	54
	F. Expenses of the Issue	54
Item 10.	Additional Information	54
	A. Share Capital	54
	B. Memorandum and Articles of Association	54
	C. Material Contracts	60
	D. Exchange Controls	60
	E. Taxation	61
	F. Dividends and Paying Agents	64
	G. Statement by Experts	64
	H. Documents on Display	64
	I. Subsidiary Information	65
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	65
Item 12.	Description of Securities Other Than Equity Securities	66
	A. Debt Securities	66
	B. Warrants and Rights	66
	C. Other Securities	66
	D. American Depositary Shares	66
	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	67
Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	67
Item 15.	Controls and Procedures	67
Item 16A.	Audit Committee Financial Expert	69
Item 16B.	Code of Ethics	69
Item 16C.	Principal Accountant Fees and Services	69
Item 16D.	Exemptions From the Listing Standards for Audit Committees	70
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	70
Item 16F.	Change in Registrant’s Certifying Accountant	70
Item 16G.	Corporate Governance	70
Item 16H.	Mine Safety Disclosure	70
	PART III
Item 17.	Financial Statements	71
Item 18.	Financial Statements	71
Item 19.	Exhibits	71

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●
“China Gerui” “we,” “us,” or “our,” and the “Company,” are to the combined business of China Gerui Advanced Materials Group Limited, a BVI company, and its consolidated subsidiaries, Wealth Rainbow and Henan Green;

●	“Wealth Rainbow” is our wholly-owned subsidiary Wealth Rainbow Development Limited, a Hong Kong company;

●	“Henan Green” is Wealth Rainbow’s wholly-owned subsidiary Henan Green Complex Materials Co., Ltd., a PRC company;

●	“Zhengzhou Company” is Henan Green’s related party and former owner, Zhengzhou No. 2 Iron and Steel Company Limited, a PRC company;

●	“COAC,” refers to China Opportunity Acquisition Corp., a Delaware corporation that merged with and into China Gerui;

●	“BVI” refers to the British Virgin Islands;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” refer to the People’s Republic of China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” refer to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” refer to the legal currency of the United States.

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

A. Selected Financial Data

The following table presents selected financial data regarding our business.  It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.”  The selected consolidated statement of income data for the fiscal years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The selected consolidated statement of income data for the fiscal years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

(In thousands of U.S. Dollars, except number of shares and per share data)

	Fiscal Year Ended December 31,
	2013	2012	2011	2010	2009
Statement of Income Data:
Revenue	$165,829	$265,486	$341,778	$253,866	$218,903
Gross profit	4,063	56,945	101,578	75,997	65,807
Operating (loss)/income	(8,930)	42,331	83,537	66,950	60,315
Net (loss)/income before income taxes	(13,996)	38,030	79,582	63,021	58,200
Net (loss)/income	(14,137)	26,133	57,621	47,083	43,448
Weighted average ordinary shares - basic	59,540,872	58,543,076	56,297,652	43,891,670	33,751,844
Weighted average ordinary shares – diluted	59,540,872	58,543,076	56,297,652	46,655,721	37,675,479
Basic (net loss)/earnings per share	$(0.24)	$0.45	$1.02	$1.07	$1.29
Diluted (net loss)/earnings per share	$(0.24)	$0.45	$1.02	$1.01	$1.15
Balance Sheet Data:
Total current assets	$454,062	$495,040	$445,186	$227,915	$146,638
Total assets	626,558	673,370	601,076	329,004	184,350
Total current liabilities	314,404	343,302	302,648	161,192	97,307
Total liabilities	327,430	343,302	302,648	161,192	97,307
Stockholders’ equity	299,129	330,067	298,428	167,812	87,043
Average exchange rate (USD/RMB)	6.1412	6.2990	6.4475	6.7604	6.8303
First quarter ended March 31	6.2169	6.2997	6.5738	6.8262	6.8371
Second quarter June 30	6.1454	6.3335	6.4774	6.8115	6.8273
Third quarter September 30	6.1226	6.3314	6.3973	6.7579	6.8297
Forth quarter December 31	6.0801	6.2313	6.3417	6.6459	6.8272
Closing exchange rate (USD/RMB)	6.0537	6.2301	6.2939	6.6000	6.8270

The following table shows, the high and low exchange rates (USD/RMB) for each month during the previous six months:

Period	High	Low
March 2014	6.2273	6.1183
February 2014	6.1448	6.0591
January 2014	6.0600	6.0402
December 2013	6.0927	6.0537
November 2013	6.0993	6.0903
October 2013	6.1209	6.0815

 (1) Annual averages are calculated using the average of month-end rates of the relevant year.  Quarter averages are using the average of the exchange rates on the last day of each month during the period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financialcondition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

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

We currently sell high precision steel products to more than 20 major customers in the Chinese domestic market. For the fiscal years ended December 31, 2013 and 2012, sales revenues generated from our top 10 customers amounted for 29.6% and 30.8% of total sales revenues, respectively, and sales to our largest single customer for the same periods amounted to 6.8% of our total sales revenues in both years. We do not enter into long-term contracts with our customers and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenues and business.

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

As of December 31, 2013, we have used the net proceeds from the aforementioned financings to expand our cold-rolled steel processing capacity from 250,000 metric tons per annum to 500,000 metric tons per annum, to add 200,000 metric tons per annum of capacity to our 50,000-metric ton-per-annum chromium plating line so as to be capable of producing additional 250,000 tons of cold-rolled steel per annum, and to build a new 30,000 metric tons per annum of capacity of laminated steel production. The total capital expenditure for these expansion projects was approximately $45 million.  We will also need to use capital to test and optimize our new production lines in order to bring them into full operation, maintain the condition of our equipment, and comply with environmental laws and regulations.

On February 26, 2013, the Company's subsidiary, Henan Green acquired land use right with totaling 24.94 acres from a related party, Zhengzhou Company, among which 6.69 acres of land has been leased to Henan Green in prior years with annual rent of $12,867, $11,428 and $9,909 for the years end December 31, 2012, 2011 and 2010, respectively. The payment of acquisition was fully settled as of June 30, 2013 and the transfer of land use right is still in process. The total consideration is of approximately $43.6 million (RMB 268,000,000). In addition, if any party breaches its representations and warranties provided in the asset transfer agreement, the breaching party is required to pay the other parties for damages in an amount of approximately $0.16 million (RMB 1 million).

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

We produce steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including, but not limited to:

●	quality;
●	price competitiveness;
●	technical expertise and development capability;
●	innovation;
●	reliability and timeliness of delivery;
●	product design capability;
●	operational flexibility;
●	customer service; and
●	overall management.

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

Our total debt under existing bank loans, sale-lease back financing obligation and lines of credit as of December 31, 2013 was approximately $296 million. Our obligations under certain of our notes payable /short term bank loans are guaranteed by our land use rights and buildings on which we conduct our operations. We had $376 million in total cash (including certificate of deposit) of which $115 million was restricted cash as of December 31, 2013. We have elected to reserve the use of such cash for our capital expansion program and have recently renewed certain existing bank loans and lines of credit. This indebtedness and the incurrence of any new indebtedness could (i) make it more difficult for us to satisfy and pay our existing liabilities and obligations, which could in turn result in an event of default, (ii) require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iii) impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, (iv) diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally, (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or (vi) place us at a competitive disadvantage compared to competitors that have proportionately less debt. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all, which could cause us to default on our debt service obligations, be subject to foreclosure on such loans, and lose possession of the land and buildings in which we conduct our operations. Additionally, we could incur additional indebtedness in the future and, if new debt is added to our current debt levels, the risks above could intensify.

During 2013, we were not in compliance with the financial covenants. The terms of the loans prohibit making advances or providing guarantees to other unrelated parties without prior consent of the bank. Although the banks have not called the loans or assessed a penalty on us for these violations, there is no assurance that the banks will not call the loans because there is no standstill agreement reached between us and the banks. We do not believe that any penalty will be assessed by the banks for these violations. In addition, as of December 31, 2013, we provided guarantees for certain non-related parties. We believe that if those non-related parties are unable to repay its debt or guarantees, we may be required to pay up to $132.1 million related to their debt and guarantees. No provision has been made in our financial statements for this obligation as we have not been called upon to date to perform under our guarantee and we believe the chances are less than probable.

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

Our business operations depend heavily on the availability of various raw materials and energy resources, primarily hot-rolled steel coil, but also chromium, tin, zinc, oil paint and electricity. Steel coil has historically accounted for approximately 84% of our total cost of sales. The availability of raw materials and energy resources may decrease and their prices may fluctuate greatly. We purchase a large portion of our raw materials from a selected number of suppliers, but we currently do not have long-term supply contracts with any particular supplier to assure a continued supply of raw materials. While we maintain good relationships with these suppliers, the supply of raw materials may nevertheless be interrupted on account of events outside our control, which will negatively impact our operations. If these or any other important suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. So far we have been able to pass most raw material cost increases on to our customers. However, if our raw material and energy costs increase to such an extent that we cannot pass these higher costs on to our customers in full or at all, our margins will suffer. Although we currently benefit from favorable pricing in some of these supply contracts, if market prices for these raw materials decline, we may not be able to take advantage of decreasing market prices, and our profit margins may suffer.

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

Cold-rolled specialty precision steel manufacturing is a relatively new industry in China. Previously, our customers which manufacture durable goods have relied solely on imports from Japan, Korea, the European Union and the United States. We believe the average quality and standards of products of China’s high precision steel industry lags behind international standards. While we offer five series and over 20 types of high-precision steel products and believe we have developed a nationally recognizable brand, there are many other specialty precision steel products of similar nature in the market. While we began to export products to Turkey and India in 2012 and to United States and Taiwan in 2013, we have not yet developed an internationally recognizable brand for specialty steel products. If there are significant changes in market demand and/or competitive forces, we may not be able to change our product mix or adapt our production equipment quickly enough to meet customers’ needs. Under such circumstances, our narrow band of precision steel products and/or new market entrants may negatively impact our financial performance.

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

Our manufacturing operations are located in China and some of our administrative matters are handled in Hong Kong and the BVI. We have regulatory filing obligations in the United States. The geographical distances between our facilities create a number of logistical and communications challenges, including time differences and differences in the cultures in each location, which makes communication and effective cooperation more difficult. In addition, because of the location of the manufacturing facilities in China, our operations could be affected by, among other things:

●	economic and political instability in China, including problems related to labor unrest;
●	lack of developed infrastructure;
●	variances in payment cycles;
●	currency fluctuations;
●	overlapping taxes and multiple taxation issues;
●	employment and severance taxes;
●	compliance with local laws and regulatory requirements;
●	greater difficulty in collecting accounts receivable; and
●	the burdens of cost and compliance with a variety of foreign laws.

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

To accommodate our anticipated growth, we will need to expand capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

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

In 2011, China announced new guidelines aiming to reduce energy use and carbon emissions per unit of industrial value added output by 4 percent in 2011 compared to 2010 levels. The target levels are slightly higher than those pledged by China in its recently released 12th Five Year Plan and are part of China's plan to cut energy consumption and carbon emissions per unit of gross domestic product by 18 percent over the next five years. In 2012 and 2013, electricity supplies were cut back to many industrial producers around China. Local governments have also occasionally required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels.

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

A component of our growth strategy is to invest in or acquire businesses complementary to ours that will enable us, among other things, to expand the products we offer to our existing target customer base, and that will provide opportunities to expand into new markets. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction. Integrating an acquired company or technology is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

●	integrate and retain key management, sales, research and development, and other personnel;

●	incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;

●	coordinate research and development efforts;

●	integrate and support pre-existing supplier, distribution and customer relationships; and

●	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

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

Our business will suffer if we lose our land use rights. Should our expenditures and efforts to strengthen our land use rights by acquiring from land use rights from Zhengzhou Company , a related party, be perceived as a waste of resources or non-arms’-length transaction, we may be subject to greater regulatory scrutiny or shareholder litigation risks.

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives. In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable. Land use rights can be granted upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land granting fee, the entry into a land use agreement with a competent governmental authority and certain other ministerial procedures.  Henan Green used to hold land use rights for some of its occupied properties and leases the land and the building on which its main facilities are located from third parties. On February 26, 2013, we entered into an asset transfer agreement to acquire the land use rights of Company’s related party, Zhengzhou Company, which is the owner of a land use right with respect to 24.94 acres (151.4 Chinese mu), on which our existing production lines and warehouses are located. The total consideration is approximately $43.6 million. The process of transferring land use rights to Henan Green from Zhengzhou Company is not completed as of the report date. The purpose of this transaction is to ultimately reduce our overall risk position by reducing our dependence on third parties for our land use rights. However, if a regulator or shareholder disagrees with this view and seeks to invalidate this transaction or sue for damages, we may need to engage in expensive litigation or other measures to defend our actions, which we may lose, and our efforts to bolster our land use rights may be frustrated. Even if this transaction is not invalidated or otherwise challenged, substantial additional funds may need to be paid in order to transfer the land use rights, which may have a material adverse effect on our financial condition. We also have obtained land use rights and permission to construct facilities on additional land of approximately 49.42 acres, adjacent to our present facilities, from the Zhengzhou local government. If the Chinese administrative authorities determine that we have not fully complied with all procedures and requirements needed to hold a land use certificate, we may be forced by the Chinese administrative authorities to retroactively comply with such procedures and requirements, which may be burdensome and require us to make payments, or such Chinese administrative authorities may invalidate or revoke our land use certificates entirely. If the land use right certificates needed for our operations are determined by the government of China to be invalid or if they are not renewed, we may lose production facilities or employee accommodations that would be difficult or even impossible to replace. Should we have to relocate, our workforce may be unable or unwilling to work in the new location and our business operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase costs of production, which would negatively impact our financial results.

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

A report of our management and an attestation report of our auditor is included under Item 15 “Controls and Procedures” of this report. Although our management believes that our internal control over financial reporting was effective as of December 31, 2013, we can provide no assurance that we will comply with all of the requirements imposed by SOX 404 and we will receive a positive attestation from our independent auditors in the future. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

Our executive management team has a specialized knowledge of steel markets and works closely with our customers to provide products to exact specifications. Our Chairman and founder, Mr. Lu, has twenty-six years’ experience in the steel industry in China. In addition, the executive management team has an average of sixteen years of industry experience. Their long tenure with the company and the industry has enabled the management team to build close relationships with suppliers and customers. The expertise of management and technical innovation of the company give it a strong competitive advantage. We currently have employment agreements with our management team but we do not maintain key person insurance on these individuals. The loss of Mr. Lu’s services or any of our other management poses a risk to our business. We may not be able to attract or retain qualified management on acceptable terms in the future due to the intense competition for qualified personnel in our industry and as a result, our business could be adversely affected.

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

Our manufacturing facility is located in Henan, China and virtually all of our assets are located in China. We currently generate our sales revenue substantially from customers located in China. Our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to:

●	changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations;
●	changes in taxation;
●	changes in employment restrictions;
●	restrictions on imports and sources of supply;
●	import duties; and
●	currency revaluation.

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

The market price for our ordinary shares could be subject to wide fluctuations in response to a variety of factors, some of which may be beyond our control. During the fiscal year ended December 31, 2013, the high and low reported sales prices of our ordinary shares were $3.01 and $1.13, respectively. Factors affecting the trading price of our ordinary shares include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
●	changes in financial estimates by us or by any securities analysts who might cover our shares;
●	speculation about our business in the press or the investment community;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the steel industry;
●	customer demand for our products;
●	investor perceptions of the steel industry in general and our company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	major catastrophic events;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	sales of our stock, including sales by our directors, officers or significant shareholders; and
●	addition or departure of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, from October 2008 until June 2009, securities markets in the United States, China and throughout the world experienced a historically large decline in share price. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

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

Prior to our March 2009 merger with COAC, our operating subsidiary, Henan Green, declared and paid cash dividends of $51.9 million and $42.3 million in 2008, respectively, and declared and paid cash dividends of $16.1 million in 2007.  We paid no cash dividends during the fiscal year ended December 31, 2013.  Notwithstanding Henan Green’s past history of making dividend payments, we intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

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

In April 2011, we announced that our board of directors had approved a six-month share repurchase program to repurchase up to an aggregate of $10 million of our ordinary shares. Our board of directors subsequently extended the program from six months to an indefinite period or until the program is completed. As of December 31, 2013, consistent with the program, we had repurchased ordinary shares from to time in an aggregate amount of approximately $6.2 million. Since the commencement of our program, the closing stock price of our ordinary shares has generally declined from a high of $5.20 a few days following the announcement of the program to a low of $1.00 as of March 28, 2014. Many factors may cause our stock price to decline and our share repurchase program was unable to prevent or reverse such a decline. To the extent that our share repurchase program is unsuccessful in reversing the downward trend of our stock price, we may have expended capital without achieving a concrete increase in our share value.

Our auditor, like other independent registered public accounting firms operating in China, is registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, but has not yet been inspected, and as such, investors currently do not have the benefit of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by U.S. law to undergo regular inspections by the PCAOB to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the audit work and practices of its auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China also makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Principal Capital Expenditures and Divestitures

In fiscal years 2013, 2012 and 2011, our total capital expenditures were $29.3 million, $41.7 million and $49.1 million, respectively. The capital expenditure of 2013 was primarily related to completing the newly added 250,000 metric tons per annum of wide-strip production line and the 30,000 metric tons of laminated steel production line and the acquisition of land use right from Zhengzhou Company.

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

Our PRC manufacturing facility is located in Zhengzhou, Henan Province. We currently operate eleven sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 500,000 metric tons and two chromium-plating production lines with total annual processing capacity of approximately 250,000 metric tons. In 2012, we completed our capacity expansion program, which involved the construction of three new cold-rolled steel production lines with 250,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. The first phase of our production capacity expansion program, with total annual capacity of 150,000 tons, was completed during 2011, and normal production operations in July 2011. The second phase of our capacity expansion program, the construction of an additional 100,000 tons of cold-rolled production capacity, was completed in the first quarter of 2012 and the production operation was launched in the third quarter of 2012. This expansion will increase our product offerings, which we believe will increase our profit margin. Newly-added capacity to produce these types of high-end plated steel products will enable us to enhance our higher-margin product offering to meet the increasing demand in the China market for high-end cold-rolled steel products.

As a net importer of high-end precision products, China currently still lacks the capability to produce high-end precision steel products. Our success in the past mainly came from being able to expand into products which replace expensive imported products and being able to manufacture these types of products at a cost-efficient level compared to other domestic Chinese manufacturers. We believe our technology and product development capability has been a key factor in our business although there was an economic downturn in recent years.

Our revenue has decreased from $341.8 million in 2011 to $265.5 million in 2012 and then decreased to $165.8 million in 2013, representing a compounded annual growth rate, or CAGR, of approximately (30.4) % from 2011 to 2013. Our net income decreased from $57.6 million in 2011 to $26.1 million in 2012 and decreased to net loss of $14.1 million in 2013.

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

Raw Materials and Suppliers

The principal raw material used in producing our products is hot rolled steel coil, which accounts for approximately 84% of our total production cost. Our raw material procurement policy is to use only long-term suppliers who have demonstrated quality control and reliability. We maintain multiple supply sources so that supply problems with any one supplier will not materially disrupt our operations. We also believe that we have sufficient suppliers to meet our present and anticipated future needs.

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

Since 2012, we began to offer cold-rolled wide-strip steel in addition to our traditional cold-rolled narrow-strip steel products with total capacity of 500,000 metric tons. Our chromium-plating capacity was increased from 50,000 metric tons (for narrow-strip only) to 250,000 metric tons (for both narrow- and wide-strip). Also, we completed the building of a laminated steel production line that is being tested before commercial production. The afore-mentioned improvement of our product mix posed changed demand for raw materials, requiring our suppliers to meet our raw material need in a cost-effective, flexible, and timely manner.

For the years ended December 31, 2013, 2012 and 2011, our three largest suppliers accounted for over 85%, 80% and 79%, respectively, of our total purchases. For the years ended December 31, 2013, 2012 and 2011, our single largest supplier accounted for 41.2%, 37.4% and 42.8% of our total purchases, respectively.

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

The following table sets forth the percentages of sales of our products by industry applications during each of the three years of 2013, 2012 and 2011:

			Year Ended December 31,
Revenue by Industry Application	Thickness	Precision	2013	2012	2011
Food and industrial packaging	0.1 - 1.3 mm	±0.0025 - 0.005	52.8%	50.6%	49.2%
Construction and household decorations materials	0.2 - 1.1 mm	±0.0025 - 0.005	40.1%	22.6%	19.2%
Electrical appliances	0.09-1.1 mm	±0.002 - 0.005	3.6%	17.5%	23.5%
Telecommunication wires and cables	0.1-0.24 mm	±0.0025 - 0.005	3.5%	9.4%	8.1%

During the last three fiscal years, we have sold our products to more than 200 customers that were located in Shanghai, Zhejiang, Jiangsu, Shandong, Guangdong, Hebei, Tianjin, Guangxi, Fujian and Liaoning, with increasing international presence.  Our major customers for the year ended December 31, 2013 included:

Customer Name	Quantity Sold (Metric Tons)	% of Total Sales
Hengshui Zexing Materials Co. Ltd.	18,702	6.8%
Luoyang Lixin Trading Co. Ltd.	7,832	3.4%
Hangzhou Xinye Bottle Cap Co. Ltd.	6,777	3.2%
Xinxiang Tianyuan Co. Ltd.	6,722	2.6%
Wuxi Guotie Co. Ltd.	6,062	2.3%

For each of the years ended December 31, 2013, 2012 and 2011, our five largest customers accounted for 18.3%, 21.0% and 16.2% of total sales, respectively. For the years ended December 31, 2013, 2012 and 2011, the single largest customer accounted for 6.8%, 6.8% and 5.5% of our total sales, respectively.

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

We have registered the trademark for the logo   with the Trademark Office of the State Administration for Industry and Commerce of China.  We use our trademark for the sales and marketing of our products.  Our trademark shall expire on December 27, 2014 and may be continually renewed thereafter.

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

The recent slowdown in China’s domestic economy and a slowdown in exports of steel also led to a depressed steel market in China which has forced large state-owned steel mills to rely on the domestic market to absorb their otherwise export-oriented output; this has resulted in an increase in supply and induced some short-term price cuts throughout the domestic steel sector. This phenomenon generated greater competition, particularly from large state-owned commoditized cold-rolled steel producers, and especially for our newer production capacity, which tends to produce products at a greater degree of commoditization, including with respect to strip thickness, than our more established production lines. However, as we further optimize the production process and fully realize our design specifications, including strip thickness, we expect to further replace imports of high-end steel products and face less competition from domestic producers.

In the cold-rolled steel strip market in China, competitive advantages generally result from a number of factors, including the following:

●	a producer’s flexibility to control cost and pricing of products and the ability to use economies of scale to secure advantages in procurement, production and distribution;
●	a producer’s capacity to meet all current and potential demand;
●	a producer’s ability to manufacture products efficiently, maximize raw material yield, and to achieve better production quality; and
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

Our capacity expansion program, targeting increased diversification of our products, is one of the primary ways that we believe that we are maintaining or increasing our competitiveness as to all competitors with respect to many of the above factors. As previously disclosed, our expansion plan involved the construction of 250,000 tons of total annual capacity of wide-strip production, a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum and the construction of 30,000 metric tons of laminated steel capacity .

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

Our manufacturing facilities are located in Zhengzhou, Henan Province, China. The total land area is approximately 24.94 acres. Our facilities have a total area of approximately 6.06 acres, of which 5.19 acres is devoted to production facilities, 0.21 acres is raw material warehouse space, 0.14 acres is finished product warehouse space and 0.52 acres is an office building. Prior to our acquisition of land use right from Zhengzhou Company in February 2013, we leased this space from Zhengzhou Company. The lease was for a 20-year term, beginning on January 1, 2008. The rent under the lease was approximately $Nil, $12,867and  $11,428 for 2013, 2012 and 2011, respectively. Zhengzhou Company pledged the land and buildings to guarantee our obligations under certain of our short-term bank loans.

As of December 31, 2013, our facilities have an annual cold rolling steel processing capacity of approximately 500,000 metric tons and an annual chromium coating capacity of approximately 250,000 metric tons. The 30,000 metric ton laminated steel production line is in the final testing phase, with commercial production slated for second quarter of 2014.

We also have obtained land use rights and permission to construct facilities on additional land of approximately 49.42 acres, adjacent to our present facilities, from the Zhengzhou local government. We have pledged the land use rights for this property to the lenders of certain of our short-term bank loans to secure our obligations under these loans.

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

As of December 31, 2013, machinery and equipment with carrying amount $20.4 million were subjected to sale and leaseback transactions. These machinery and equipment are depreciated over a period of ten to twenty years. Impairment $2.7 million was recorded in the year for those machinery and equipment.

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

Our PRC manufacturing facility is located in Zhengzhou, Henan Province. We currently operate eleven sets of cold-rolled steel production lines with a current annual steel processing capacity of approximately 500,000 metric tons and two chromium-plating production lines with total annual processing capacity of approximately 250,000 metric tons. In 2012, we completed our capacity expansion program, which involved the construction of 250,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. The first phase of our production capacity expansion program, the construction of total annual capacity of 150,000 tons, was completed during 2011, and launched normal production operations in July 2011. The second phase of our capacity expansion program, the construction of an additional 100,000 tons of cold-rolled production capacity, was completed in the first quarter of 2012 and the production operation was launched in the third quarter of 2012. This expansion will increase our product offerings, which we believe will increase our profit margin.

As a net importer of high-end precision products, China currently still lacks the capability to produce high-end precision steel products. Our success in the past mainly came from being able to expand into products which replace expensive imported products and being able to manufacture these types of products at a cost-efficient level compared to other domestic Chinese manufacturers. We believe our technology and product development capability has been a key factor in our business although there was an economic downturn in recent years.

Our revenue has decreased from $341.8 million in 2011 to $265.5 million in 2012 and then decreased to $165.8 million in 2013, representing a compounded annual negative growth rate, or CAGR, of approximately (30.4) % from 2011 to 2013. Our net income decreased from $57.6 million in 2011 to $26.1 million in 2012 and decreased to net loss of $14.1 million in 2013.

Principal Factors Affecting Our Financial Performance

The most significant factors that affect our financial condition and results of operations are:

Factors Specific to Our Business

●
Expansion of our production capacity and product mix. We anticipate that our future growth will be further supported by the expected expanded production capacity and optimization of product mix for high-end higher-margin cold-rolled steel. In August 2008, we accelerated our expansion plan by installing a new processing line producing chromium-plated steel products, which are higher-end, value-added products with a higher selling price and higher profit margin. We completed pilot production of the chromium-plated steel products, and commenced mass production during the fourth quarter of 2009. In 2012, we completed our capacity expansion program. The first phase involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. As part of the second phase, we completed construction of 100,000 metric tons of cold-rolled steel production capacity and launched production operations in the third quarter of 2012. This increased our total annual steel processing operations to 500,000 metric tons making us capable of plating up to 50% of our steel products with chromium, tin, or zinc in accordance with customer specifications. We believe that we will need to continue to monitor the market we service for changes in customer demand, and commit to technical upgrades to existing capacity or addition of new capacity where we believe necessary in order to continue to grow.

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

●
Recent Economic Events.  Although some uncertainty can be expected in demand for 2014 due to the general slowdown in China’s economy, we believe that we will see continued recovery of the steel industry in China and improved operating results over the next 12 months if we continue to produce innovative, high quality products that meet our customers’ demands.

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

●
Product mix and effect on gross margin.  Our gross margin is primarily affected by our product mix. For the years ended December 31, 2013, 2012 and 2011, our gross margins were 2.5%, 21.4% and 29.7%, respectively. Fluctuations in our gross margin were primarily driven by changes in our product mix. Our production costs are generally higher in early phases of product introduction due to higher start-up costs and low production yield rate. Over time we typically improve our manufacturing efficiency. Furthermore, we have been able to price our finished products by using a cost-plus pricing strategy. Our value-add chromium plated products have a higher gross margin than that of our unplated products and constituted about 38.7% of total output in 2013. By increasing our operational plating capacity to 45% of total output in 2014, we expect to generate higher overall gross margin in the future.

●
Inventory Revaluation.  Inventory revaluation arises from a de-valuation of our inventory and results in (1) a write-down of the inventory as inventory is valued at lower of actual cost or market value; and (2) a charge to net income as a result of the write-down. Under our procurement policy, we do not carry material amounts of raw material inventory without confirmed purchase orders with a predetermined sales price and delivery schedule. A write down of $1.42 million and $0.48 million have been made in 2013 and 2012 respectively, owing to the decline in steel market price.

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

We did not have any assessable profits subject to the Hong Kong profits tax from 2011 to 2013. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

In 2007, the PRC government promulgated the EIT Law and the relevant implementing rules, which became effective on January 1, 2008.  Under the EIT Law and its implementing rules, all domestic and foreign investment companies became subject to a uniform enterprise income tax at the rate of 25%, effective January 1, 2008.  As a result, our PRC subsidiary, Henan Green, was subject to an enterprise income tax at the rate of 25% in 2011, 2012 and 2013.

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

Results of Operations

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

(All amounts in thousands of U.S. dollars, except for the percentages)

	Year Ended December 31,
	2013		2012		2011
	USD	% of Revenue	USD	% of Revenue	USD	% of Revenue
Revenue	$165,829	100.0%	$265,486	100.0%	$341,778	100.0%
Cost of revenue	(161,766)	(97.5)%	(208,541)	(78.6)%	(240,200)	(70.3)%
Gross profit	4,063	2.5%	56,945	21.4%	101,578	29.7%
Operating expenses:
General and administrative expenses	(11,311)	(6.8)%	(13,168)	(5.0)%	(10,707)	(3.1)%
Selling and marketing expenses	(1,682)	(1.0)%	(1,446)	(0.5)%	(1,634)	(0.5)%
Warrant compensation expenses	-	-	-	-	(5,700)	(1.7)%
Total operating expenses	(12,993)	(7.8)%	(14,614)	(5.5)%	(18,041)	(5.3)%
Operating income (loss)	(8,930)	(5.4)%	42,331	15.9%	83,537	24.4%
Other income and (expense):
Interest income	4,620	2.8%	3,577	1.3%	1,913	0.6%
Interest expenses	(10,618)	(6.4)%	(8,229)	(3.1)%	(6,470)	(1.9)%
Sundry income	933	0.6%	351	0.1%	602	0.2%
Income before income taxes	(13,995)	(8.4)%	38,030	14.3%	79,582	23.3%
Income tax expense	(142)	(0.1)%	(11,897)	(4.5)%	(21,961)	(6.4)%
Net Income	$(14,137)	(8.5)%	$26,133	9.8%	$57,621	16.9%

Comparison of Fiscal Years Ended December 31, 2013 and 2012

Revenue. Our revenue is generated from sales of our cold-rolled steel products. Our revenue decreased 37.5%, to $165.8 million in 2013 from $265.5 million in 2012. The decrease in revenue was primarily due to a 13.9% decrease in our average selling price of $690 per ton for 2013 as compared to an average selling price of $801 for 2012, as well as a 27.5% decrease in sales volume to approximately 240,300 tons for 2013 as compared to approximately 331,500 tons for 2012.

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

The Chinese government has recently introduced an RMB 4 trillion stimulus plan, which we believe will help stem the price erosion that resulted in a severe cut back in the aggregate productive capacity of the steel sector and a collapse in its profitability. Despite our 2013 results, we believe that the fundamentals of our business remain sound and we are cautiously optimistic about a significant rebound in pricing and resultant turnaround in our specialized steel segment starting from the second quarter of 2013 that will enable us to leverage our strong productive capabilities and product synergies.

Cost of revenue. Our cost of revenue includes the direct costs of our raw materials, primarily hot-rolled steel coil, as well as the cost of labor and overhead. Our cost of revenue decreased 22.4% to $161.8 million in 2013 from $208.5 million in 2012. The decrease in cost of revenue was primarily due to decreased sales volume in 2013 as a result of the intensified competition environment in China’s steel industry.

Gross profit. Our gross profit is equal to the difference between our revenue and our cost of revenue. Our gross profit decreased 92.9%, to $4.1 million in 2013 from $56.9 million in 2012. Gross profit as a percentage of revenue (gross margin) was 2.5% in 2013, compared to 21.4% in 2012. The decrease in gross margin was due to the highly competitive pricing pressures the Company faced in the second half of 2013 and fixed factory overhead expenses with amount approximately $25 million.

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

General and administrative expenses.  General and administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional service fees, bad debts reserve and other expenses incurred in connection with general operations. Our general and administrative expenses decreased 14.1%, to $11.3 million in 2013 from $13.2 million in 2012. The decrease was primarily attributable to reduced expenses directly associated with general operations of the Company in 2013. As a percentage of revenue, general and administrative expenses were 6.8% of revenue in 2013, as compared to 5.0% in 2012.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales commission, cost of advertising, promotion, business travel, after-sale support, transportation costs and other sales related costs. Our selling expenses increased by 16.3%, to $1.7 million in 2013 from $1.4 million in 2012. As a percentage of revenue, our selling expenses were 1.0% in 2013, as compared to 0.5% in 2012. The increase was mostly attributable to the Company’s increased sales efforts to promote international sales in view of the prolonged domestic weak demand for steel products.

Interest and sundry income. Interest and sundry income are mainly interest income generated from the restricted cash balance. Our interest and sundry income increased 41.3% to $5.6 million in 2013 from $3.9 million in 2012. The increase was attributable to interest income generated from an increased average balance of cash guarantee deposit against notes payables issued by the Company to key suppliers.

Interest expense. Interest expense is primarily interest expense on notes payable and short term loans related to our daily business operations. Our interest expense increased 29.0%, to $10.6 million in 2013 from $8.2 million in 2012. The increase was attributable to higher finance cost of local bank facilities reflecting the tightened credit environment in China in 2013.

Income taxes. We incurred income tax expense of $0.1 million and $11.9 million in 2013 and 2012, respectively. The effective corporate income tax rates were (0.9) % and 31.3% in 2013 and 2012, respectively.

 Net income. As a result of the cumulative effect of the factors described above, our net income decreased 154.1%, to a net loss of $14.1 million in 2013 from net income of $26.1 million in 2012.

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

Cost of revenue. Our cost of revenue decreased 13.2% to $208.5 million in 2012 from $240.2 million in 2011. The decrease in cost of revenue was primarily due to the afore-mentioned decreased sales volume that lead to less raw materials utilized in our production process.

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

General and administrative expenses. Our general and administrative expenses increased 23.0%, to $13.2 million in 2012 from $10.7 million in 2011. As a percentage of revenue, general and administrative expenses were 5.0% of revenue in 2012, as compared to 3.1% in 2011. The increase was primarily attributable to normal end of year adjustments including a share-based compensation expense of $3.7 million. On October 1, 2012, we granted an aggregate of 2.1 million of restricted shares to certain officers and directors under the 2010 Plan.

Selling expenses. Our selling expenses decreased by 11.5%, to $1.4 million in 2012 from $1.6 million in 2011. As a percentage of revenue, our selling expenses were 0.5% in 2012, approximately the same as in 2011. The decrease was mostly attributable to decreased selling activities in connection with our decreased sales volume.

Interest and sundry income. Our interest and sundry income increased 56.2% to $3.9 million in 2012 from $2.5 million in 2011. The increase was attributable to interest earned on a higher average balance of restricted cash, which was deposited with local banks as a cash guarantee for the notes payable that these banks issued to our raw material suppliers, as well as higher average bank account balances in 2012 as compared to 2011.

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

Recently Issued Accounting Standards

In February 2013, the FASB issued new authoritative accounting guidance related to the recognition and measurement of obligations arising from joint and several liability arrangements. This authoritative accounting guidance is effective for interim and annual periods beginning after December 15, 2013 and is to be applied retrospectively. Based on its evaluation, the Company determined this guidance does not currently impact the Company’s financial statements and disclosures.

In July 2013, the FASB issued new authoritative accounting guidance related to the reporting of unrecognized tax benefits when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. The guidance states an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward, with certain exceptions. This authoritative accounting guidance is effective for interim and annual periods beginning after December 15, 2013, and is to be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company determined this guidance does not significantly impact the Company’s financial statements and disclosures.

There are no new significant accounting standards applicable to the Company that have been issued but not yet adopted by the Company as of December 31, 2013.

B. Liquidity and Capital Resources

During the three-year period from 2011 to 2013, our restricted cash, notes payable and term loans balances fluctuated to reflect the varied level of operating activities of the Company. As discussed in further detail below, this change was due to our expectations of our cash needs for each year. We accumulated increasing cash from operations, short-term loans and notes payable to ensure that we would have sufficient cash on hand for our projected cash needs relating to increased sales and corresponding raw material purchases, our capacity expansion program, potential strategic acquisitions, and as security for our notes payable.

As of December 31, 2013, 2012 and 2011, we maintained restricted cash of $114.8 million, $145.4 million and $118.1 million, respectively, non-restricted cash of $237.1 million, $228.9 million and $246.6 million, respectively, notes payable in the amount of $225.8 million, $259.5 million and $204.9 million, respectively, and short-term loans in the amount of $50.3 million, $57.5 million and $44.2 million, respectively. Our total cash balance and our short-term loans and notes payable balances increased in 2012 from 2011 before decreasing in 2013. These changes were the result of the nature of our projected and actual cash needs and the limitations and requirements of our creditors.

Further, the uncertainty and volatility of prices of our principal raw material, i.e., hot rolled steel coil, and our past expectation that our raw material purchases would generally increase to meet rising demand, caused us to maintain increasing cash balances in 2011 to 2013 to ensure that there would be sufficient cash to protect against increased prices.

Additionally, a component of our growth strategy is to invest in or acquire businesses complementary to ours or to form strategic partnerships with industry leaders that would enable us, among other things, to expand the products we offer to our existing target customer base, and that would provide opportunities to expand into new markets. As a result, we maintained our cash balance in part to enable us to capitalize on potential attractive growth opportunities in this respect that we believed would enhance shareholder value, which we anticipated would require up to $90 million, $60 million and $45 million of additional capital requirements in 2011, 2012 and 2013, respectively.

During 2011 to 2013, we expected that long-term loan facilities from Chinese banks would be generally unavailable to non-state-owned companies. We also expected the relatively weak state of the U.S. capital markets to limit our ability to raise capital. We likewise expected short-term bank loans to be available only in limited amounts for non-state-owned companies like ours, and that they could be used only for short-term working capital needs. In order to obtain sufficient cash to meet our cash requirements, we therefore used notes payable issued by banks to our raw materials suppliers, a commonly-used financing alternative for non-state-owned companies in China. The issuing banks in turn required that we maintain 50-100% of the principal amounts as restricted cash, which in turn necessitated that we maintain a substantial amount of restricted cash on hand and maintain notes payable balances that exceeded our actual cash needs in 2011, 2012 and 2013, respectively.

As a result of our cash management strategy, our actual interest expense cash payment increased 29.3% to $10.6 million in 2013 from $8.2 million in 2012.

We believe that our currently available working capital, including anticipated cash flow from operations and available credit facilities referred to below are adequate to finance our operations at current levels through at least the next twelve months, assuming there will be no material change in the local banks’ credit policy. In this regard and in view of the local banks’ increasing tightening of credit availability to non-state-owned enterprises since the second half of 2013, we have continuously evaluated available financing alternatives to ensure our planned operations in 2014 and forward are adequately funded and our growth objectives are met.

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
Net cash provided by/(used in) operating activities	$37,536	$(2,102)	$56,248
Net cash used in investing activities	(34,702)	(56,573)	(55,611)
Net cash (used in) / provided by financing activities	(448)	38,937	118,762
Net cash inflow /(outflow)	2,386	(19,738)	119,399

Operating Activities

Net cash provided by operating activities was $37.5 million in 2013, as compared to net cash used in operating activities of $(2.1) million in 2012. The increase primarily resulted from the Company’s continued efforts to reduce raw material prepayment balance from prior years and to strengthen sales collection.

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

Net cash used in investing activities was $34.7 million in 2013, as compared to net cash used of $56.6 million in 2012. Such decrease was mainly due to less capital expenditure as the newly added capacity was put to production and cash released from cut-back on notes payable issuance.

Net cash used in investing activities was $56.6 million in 2012, as compared to $55.6 million in 2011. Such decrease mainly resulted from decrease in restricted cash which were required by local banks for notes payable issued to our raw material suppliers, as well as less payment for new land use rights as compared with prior year.

We paid $10.0 million in 2013, $30.6 million in 2012 and $29.8 million in 2011 to acquire capital equipment.

Financing Activities

Cash used in financing activities mainly consists of repayment of bank loans, withdrawal and repayment of borrowings from related parties.

Net cash used in financing activities was $0.4 million in 2013, as compared to net cash provided of $38.9 million in 2012. The decrease in cash used in financing activities was primarily due to the Company’s year-end  efforts to pay down short-term bank loans and notes payable.

Net cash provided by financing activities was $38.9 million in 2012, as compared to $118.8 million in 2011. The decrease in cash provided by financing activities was primarily due to the fact that in March 2011 the Company received proceeds of $66.5 million from exercise of warrants.

We repaid short-term loans of $63.2 million in 2013, $50.5 million in 2012 and $45.8 million in 2011, while incurring new short-term borrowings of $54.5 million in 2013, 63.2 million in 2012 and $43.8 million in 2011. We decreased  our notes payable financing by $40.7 million in 2013, increased by 52.0 million in 2012 and $111.7 million in 2011, respectively. Restricted cash decreased by $34.4 million in 2013, as compared to an increase of 25.8 million in 2012 and $47.2 million in 2011, respectively.

Capital Expenditures

We believe that our future capital expenditures will be incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our facilities, (ii) leasehold improvements, (iii) investment in equipment, technology and operating systems, (iv) capitalized interest, and (v) acquisition of land use rights. Our planned capital expenditures of approximately $45 million for 2014 are for (i) an upgrade of our existing cold-rolled steel and laminated steel production lines; (ii) construction of new value add production lines to further enhance our product offering; and (iii) potential acquisitions or strategic partnership initiatives. We expect to finance these capital expenditures from cash on hand, future internal cash flows, short-term bank borrowings, and funds raised from capital markets.

Loan Facilities

We believe that we currently maintain a good business relationship with many local banks.  As of December 31, 2013, our outstanding bank loans were as follows:

(All Amounts in U.S. Dollars)

Bank	Amount
Bank of Zhengzhou	$3,303,765
Shanghai Pudong Development Bank	23,043,758
China Merchants Bank	4,955,647
China Citic Bank	6,607,530
Bank of Xuchang	4,955,647
Guangdong Development Bank	5,781,588
China Everbright Bank	1,651,881
Total	$50,299,816

All term loans are fixed term loans with a period of 12 months or less. Local PRC banks had imposed covenant on the Company’s subsidiary, Henan Green. For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's assets, including its machinery, land use right and inventories, or guaranteed and secured by a related party, Zhengzhou Company's land and plant properties, or guaranteed by Henan Green’s director or other third parties. Henan Green was not in compliance with its financial covenants during 2013 and 2012. The terms of the bank loans prohibit making advances or providing guarantees to other unrelated parties without prior consent of the banks.  Banks may call the loans if Henan Green was not in compliance with its financial covenants. Banks have not called the loans or assessed a penalty on the Henan Green for these violations. Henan Green does not believe that any penalty will be assessed by the banks for these covenant violations and therefore no provision has been made for the years ended December 31, 2013 and 2012.  As of December 31, 2013, all of our credit facilities were fully used.

As of December 31, 2013, our outstanding notes payable were as follows:

(All Amounts in U.S. Dollars)

Classified by financial institutions:	Amount
China CITIC Bank	$37,332,540
Mingsheng Bank of China	9,250,541
Guangdong Development Bank	14,866,940
Shanghai Pudong Development Bank	3,303,765
China Everbright Bank	19,822,588
Bank of Luoyang	49,226,093
Bank of Communications	46,583,081
Bank of Pingdingshan	28,907,941
Commercial Bank of Kaifeng	13,215,059
Ping An Bank	3,303,765
Total	$225,812,313

All notes payable are secured by corresponding restricted cash. The amount of restricted cash required to be placed ranging from 10% to 100% of such notes. When the restricted cash is not sufficient to secure the note, certificate of deposits, inventories, Henan Green's assets or guarantees by Henan Green's director or other third parties are further requested by banks. As of December 31, 2013, the Company's cash of $114,803,746 were restricted for such purpose. All the notes payable have terms of six months. Local PRC banks had certain covenants on the Company’s subsidiary, Henan Green, which required Henan Green to notify the banks if Henan Green was not in compliance. Henan Green was not in compliance with its financial covenants during 2013. The terms of the notes payable prohibit making advances or providing guarantees to other unrelated parties without prior consent of the banks. Banks may call the notes if Henan Green was not in compliance with its financial covenants. Banks have not called the notes or assessed penalty on Henan Green for these violations. Henan Green does not believe that any penalty will be assessed by banks for these covenant violations and therefore no provision has been made for the years ended December 31, 2013.

In August 2013, we entered into a sale-lease-back financing transaction in China. As of December 31, 2013, the financing obligation had a balance of $19.8 million, of which $6.8 million was included in the current portion of  financing obligation-sale-leaseback and $13.0 million was included in long-term financing obligation-sale-leaseback  in the accompanying Consolidated Balance Sheets.

We believe that in the event that all of our creditors demanded immediate repayment, we would not have sufficient cash on hand to repay the debt. Some of the consequences of this occurrence would be that we may need to suspend most or all ongoing operation and planned capital expenditures, which may cause our growth to slow or, possibly, reverse if we lose market share to a competitor due to an inability to operate or expand.

As of December 31, 2013, we had contingencies and commitments as described in “E. Off-Balance Sheet Arrangements.”

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

As of December 31, 2013, the Company’s cash balance, including both unrestricted and restricted cash, in RMB or other currency, totaled $376.1 million, of which 98.8% (approximately $371.5 million) was held in RMB form by the banks in China whereas the remaining 1.2%, or $4.6 million, were held in U.S. dollars or Hong Kong dollars with banks or brokers located in Hong Kong or the United States.

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

E. Off-Balance Sheet Arrangements

Guarantee

In the ordinary course of business practices in China, we enter into transactions with banks or other lenders where we guarantee the debt of other parties. These parties are unrelated to us. Conversely, our debt with lenders may also be guaranteed by other parties which are unrelated to us.

Under U.S. GAAP, these transactions may not be recorded on our balance sheet or may be recorded in amounts different than the full contract or notional amount of the transaction. Our primary off-balance sheet arrangements would result from our loan guaranties in which unrelated parties would provide contractual assurance of the debt, or guarantee the timely re-payment of principal and interest of the guaranteed party, and pledged its land and buildings in support of such guarantee. Those unrelated parties have not received, nor are entitled to receive, any consideration for the above-referenced guarantees, and we are not independently obligated to indemnify it for any amounts paid by them pursuant to any guarantee.

Typically, no fees are received for this service. Thus, in those transactions, unrelated parties would have a contingent obligation related to the guarantee of payment in the event the underlying loan is in default.

On October 22, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Shaolin Auto Co., Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $33.0 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

On November 25, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Xibao Metallurgy Materials Group Co. Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $49.6 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

On December 5, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Zhengzhou Panhong Commerce & Trade Co Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $16.5 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

On December 20, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Huatai Special Cable Co., Limited, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $33.0 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

On January 8, 2014, the Company’s subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Liantong Aluminum Co. Limited, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $16.5 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

Transactions described above require accounting treatment under Topic 460 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Under that standard, we would be required to recognize the fair value of guarantees issued or modified after December 31, 2003, for non-contingent guarantee obligations, and also a liability for contingent guarantee obligations based on the probability that the guaranteed party will not perform under the contractual terms of the guaranty agreement.

We have assessed the contingent liabilities arising from the above-described guarantees and have concluded that no liabilities in respect of the guarantees were recognized as of December 31, 2013.

Legal proceedings or claims

As of December 31, 2013, the Group’s management has evaluated all such proceedings and claims, and determined that the Group was not subject to any loss contingencies either for legal proceedings or claims that would significantly affect the Company's financial condition. In addition, the management has not aware of any product liability claims arising as of December 31, 2013 and therefore, the Group has not recognized any product liability claims accrual.

Service agreement signed

The Company had a service agreement with Cambelle-Inland, LLC that provided consultation services upon the agreement shall expire on April 30, 2014. As of December 31, 2013, the Company’s remaining potential minimum cash obligation to this agreement was $125,000.

Asset agreement signed

On February 26, 2013, the Company's subsidiary, Henan Green acquired land use right with totaling 24.94 acres from a related party, Zhengzhou Company, among which 6.69 acres of land has been leased to Henan Green in prior years with annual rent of $12,867, $11,428 and $9,909 for the years end December 31, 2012, 2011 and 2010, respectively. The payment of acquisition was fully settled as at June 30, 2013 and the transfer of land use right is still in process. The total consideration is of approximately $43.6 million (RMB 268,000,000). In addition, if any party breaches its representations and warranties provided in the asset transfer agreement, the breaching party is required to pay the other parties for damages in an amount of approximately $0.16 million (RMB 1 million).

Except as described above, we do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

The table below shows our contractual obligations as of December 31, 2013.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$370,438	$56,577	$33,038	$33,038	$247,785
Notes payable	225,812,313	225,812,313
Term loans	50,299,816	50,299,816
Plant	5,779,553	5,779,553
Staff quarter	1,972,403	1,972,403
Financing obligations, sale-leaseback	19,838,315	6,813,055	13,025,260
C-I Consulting Service	125,000	125,000
Total	$304,197,838	$290,858,717	$13,058,278	$33,038	$247,785

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

NAME	AGE	POSITION
Mingwang Lu	61	Chairman of the Board of Directors and Chief Executive Officer
Edward Meng	46	Chief Financial Officer
Yi Lu	38	Director, Chief Operation Officer
Harry Edelson	80	Director
J.P. Huang	53	Director
Kwok Keung Wong	65	Director
Yunlong Wang	51	Director
Maotong Xu	74	Director

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

B. Compensation

Non-Equity Compensation of Directors and Senior Management

In 2013, we paid an aggregate of $1.5 million in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

On October 1, 2012, the Compensation Committee of the Board approved grants of restricted ordinary shares to certain officers and directors of the Company under the 2010 Plan. The grants were as follows:

●Mingwang Lu was granted 1,200,000 restricted ordinary shares;
●Harry Edelson was granted 120,000 restricted ordinary shares;
●Yi Lu was granted 380,000 restricted ordinary shares; and
●Edward Meng was granted 400,000 restricted ordinary shares.

The shares granted to Mr. Meng vested immediately upon granting. For the shares granted to the other officers and directors, 91.7% of the shares vested immediately, and 8.3% of each grant vested on December 31, 2012 subject to the continuous service through December 31, 2012 and the other terms and conditions of the grant.

Share Options

As of December 31, 2013, no options to purchase our ordinary shares had been granted under the 2010 Plan.

C. Board Practices

Terms of Directors and Executive Officers

Our Board consists of seven members, who were elected as our directors in connection with the business combination with COAC on March 17, 2009.  Our Board is a classified Board consisting of three classes of directors.  The Class I directors were elected for a three-year term of office, the Class II directors were elected for a two-year term of office and the Class III directors were elected for a one-year term of office.  At a general meeting in each year, successors to the class of directors whose term expires in that year stand for election for a three-year term.  The current Board members are classified as follows:

●	in the class to stand for reelection in 2014: Harry Edelson and Kwok Keung Wong;
●	in the class to stand for reelection in 2015: Mingwang Lu, Yi Lu and Yunlong Wang; and
●	in the class to stand for reelection in 2016: Maotong Xu and J.P. Huang.

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

Audit Committee

Our Audit Committee is currently composed of three members, Dr. Huang, Mr. Wong and Mr. Xu. Mr. Xu serves as the Chair of the Audit Committee. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable rules and regulations of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Listing Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Our Board of Directors has also determined that Mr. Huang is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K under the Securities Act and also meets NASDAQ’s financial sophistication requirements.

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent auditors;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the audit partners having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

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

Compensation Committee

Our Compensation Committee is currently composed of three members, Dr. Huang, Mr. Wong and Mr. Xu, each of whom is “independent” within the meaning of the NASDAQ Listing Rules. Mr. Xu serves as Chair of the Compensation Committee.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is currently composed of three members, Dr. Huang, Mr. Wong and Mr. Xu, each of whom is “independent” within the meaning of the NASDAQ Listing Rules. Mr. Xu serves as Chair of the Nominating and Corporate Governance Committee.

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

D. Employees

As of December 31, 2013, we had approximately 1,100 full-time employees in PRC. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Category	Number of Employees
Manufacturing	913
Sales and Marketing	38
General Administration, Purchasing and Logistics	120
Technology and Research & Development	29
Total	1,100

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 25, 2014 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Mingwang Lu	Chairman and CEO	Ordinary Shares	16,338,637(3)	27.4%
Edward Meng	Chief Financial Officer	Ordinary Shares	400,000(4)	*
Yi Lu	Director	Ordinary Shares	3,402,200(5)	5.7%
Harry Edelson	Director	Ordinary Shares	1,220,000(6)	2.0%
J.P. Huang	Director	Ordinary Shares	0
Kwok Keung Wong	Director	Ordinary Shares	155,192(7)	*
Yunlong Wang	Director	Ordinary Shares	0
Maotong Xu	Director	Ordinary Shares	0
All officers and directors as a group (8 persons named above)		Ordinary Shares	21,516,029	36.1%
5% Security Holders
Mingwang Lu		Ordinary Shares	16,338,637(3)	27.4%
Meg Champ Limited		Ordinary Shares	12,088,800(3)	20.3%
Victor Trait Limited		Ordinary Shares	3,349,837(3)	5.6%
Yi Lu		Ordinary Shares	3,402,200(5)	5.7%
Lok Tai Limited		Ordinary Shares	3,022,200(5)	5.1%
Wenxian Li		Ordinary Shares	4,212,523	7.1%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)
Based on 59,522,910 ordinary shares outstanding as of April 25, 2014. For each beneficial owner’s percent of class, any options exercisable within 60 days have been included in both the numerator and denominator.

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

(6)	The shares held by Mr. Edelson were issued to him pursuant to the 2010 Plan on October 1, 2012.

(7)
Includes 19,692 ordinary shares held by Mr. Wong and 135,500 ordinary shares held by Honest Joy.  Mr. Wong may be deemed to be a beneficial owner of the ordinary shares beneficially held by Honest Joy, which is wholly-owned by Mr. Wong.

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

●
The Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with a total size of 24.94 acres, of which 6.69 acres land was lease from Zhengzhou Company, the Company’s related party, from January 1, 2008 to December 31, 2027. Rental paid to Zhengzhou Company for the years ended December 31, 2013, 2012 and 2011 were $Nil, $12,867 and $11,428, respectively. However, on February 26, 2013, Henan Green acquired the above land use right from Zhengzhou Company. The payment of acquisition was fully settled as at June 30, 2013 and the transfer of land use right is still in process. The total consideration is of approximately $43.6 million (RMB 268,000,000).

●	As of December 31, 2013 and 2012, the Company loaned $Nil and $318,332, respectively, to Zhengzhou Company. There was no agreement signed with the related party and no interest income was received.

●
Since January 2010, we have paid Mr. Harry Edelson, a director, a monthly fee of $10,000 in return for his verbal agreement to perform certain investor relations services. These services have included or may include the following: (a) helping to promote awareness of the Company within the investment community through introductions to investors, investment banks, and research analysts; (b) participation in future deal or non-deal road shows and financing activities of the Company upon request and at the discretion of the Company and the Board of Directors; (c) assistance in investor conference presentations, whether or not management of the Company is able to be present; (d) providing occasional office use and communication facilities where required by the Company; (e) monitoring and providing capital market feedback on the Company; and (f) such other activities as may be requested of him, from time to time, by the Board or executive management team of the Company.

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

Dividend Policy

Henan Green paid cash dividends of $42.3 million and $16.1 million in 2008 and 2007, respectively, prior to our 2009 merger with COAC.  For the foreseeable future, we intend to retain any future earnings to fund the operation and expansion of our business and do not anticipate paying cash dividends on our ordinary shares.  The payment of any cash dividends in the future will be within the discretion of our board of directors, subject to the relevant provision of BVI law.

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

	Closing Prices
	High		Low
Annual Market Prices	$		$
2009		10.00		3.01
2010		8.20		4.55
2011		6.33		1.87
2012		4.17		1.22
2013		3.01		1.13

Quarterly Market Prices
1st Quarter 2012		4.17		3.35
2nd Quarter 2012		3.70		2.00
3rd Quarter 2012		2.86		1.67
4th Quarter 2012		2.05		1.22
1st Quarter 2013		3.01		1.77
2nd Quarter 2013		2.24		1.52
3rd Quarter 2013		1.85		1.51
4th Quarter 2013		1.71		1.13
1st Quarter 2014

Monthly Market Prices
September 2013		1.64		1.51
October 2013		1.71		1.43
November 2013		1.51		1.13
December 2013		1.35		1.17
January 2014		1.31		1.00
February 2014		1.11		1.04
March 2014		1.26		1.07
April 2014 (through April 24, 2014)		1.19		0.90

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

●	banks, insurance companies or other financial institutions;
●	persons subject to the alternative minimum tax;
●	tax-exempt organizations;
●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
●	certain former citizens or long-term residents of the United States;
●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than five percent of our capital stock;
●	holders who acquired our stock as compensation or pursuant to the exercise of a stock option;
●	persons who hold our common stock as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or
●	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

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

Sale or Other Disposition

U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2013. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing U.S.-source dividends or interest) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting (generally relating to ownership by U.S. persons of interests in or accounts with those entities). The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) U.S.-source dividend income that is paid on or after July 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2017.  Non-U.S. holders should consult their tax advisors concerning application of FATCA to our ordinary shares in their particular circumstances.

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

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans. Although the interest rates, which are based on the banks’ prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal. There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended December 31, 2013.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2013, would decrease net income before provision for income taxes by approximately $1.5 million for the fiscal year ended December 31, 2013. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of shareholders’ equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.5 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2013. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2013. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer determined that, as of December 31, 2013, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.  Based on our assessment, we determined that, as of December 31, 2013, our internal control over financial reporting was ineffective based on those criteria. We believe the Company shall further improve its in-house knowledge of the application of US GAAP for special, though non-recurring, transactions such as related party land use rights acquisition.  The Company plans on the following remedial actions :1) strengthening its existing Finance and Accounting team by hiring staff with an appropriate level of experience in the afore-mentioned knowledge area; and 2) actively seeing professional consultant opinion if and when like transactions may occur in the future.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited China Gerui Advanced Materials Group Limited and its subsidiaries’ (collectively the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, appearing in Item 15. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The following material weakness has been identified and included in management’s assessment. The Company did not maintain a sufficient complement of personnel with an appropriate level of experience on the knowledge in the application of US GAAP commensurate with its financial reporting requirements. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2013 financial statements, and this report does not affect our report dated April 30, 2014 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, China Gerui Advanced Materials Group Limited and its subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2013, based on criteria established in internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the 1992 Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of China Gerui Advanced Materials Group Limited and its subsidiaries and our report dated April 30, 2014, expressed an unqualified opinion.

/s/UHY VOCATION HK CPA LIMITED
Certified Public Accountants
Hong Kong, the People’s Republic of China, April 30, 2014

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. J.P. Huang is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of the NASDAQ Stock Market LLC.

ITEM 16B.                      CODE OF ETHICS

On July 10, 2009, our Board of Directors adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.  The code of ethics addresses, among other things, ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.  A copy of the code of ethics has been attached as Exhibit 14.1 to our Annual Report on Form 20-F filed with the SEC on July 15, 2009.  We have also posted our code of ethics on our website at http://www.geruigroup.com. During the fiscal year ended December 31, 2013, there were no waivers of our code of ethics.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2013	2012
Audit Fees	$209,000	$192,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$209,000	$192,000

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

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Below is a table containing information about purchases made by us or by affiliated purchasers.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2013 – January 31, 2013	-	-	-	-
February 1, 2013 – February 28, 2013	-	-	-	-
March 1, 2013 – March 31, 2013	-	-	-	-
April 1, 2013 – April 30, 2013	-	-	-	-
May 1, 2013 – May 31, 2013	-	-	-	-
June 1, 2013 – June 30, 2013	38,989	2.17	2,010,918	3,843,846
July 1, 2013 – July 31, 2013	-	-	-	-
August 1, 2013 – August 31, 2013	-	-	-	-
September 1, 2013 – September 30, 2013	-	-	-	-
October 1, 2013 – October 31, 2013	-	-	-	-
November 1, 2013 – November 30, 2013	-	-	-	-
December 1, 2013 – December 31, 2013	-	-	-	-

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

ITEM 16F.                      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.                      CORPORATE GOVERNANCE

The NASDAQ Listing Rules require each issuer to seek shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. However, the rules permit foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters.

On May 20, 2013, Conyers Dill & Pearman, our British Virgin Islands counsel, provided a letter to the NASDAQ Stock Market certifying that under British Virgin Islands law, we are not required to seek prior shareholder approval before the issuance of securities to its consultants.  In 2013, we followed home country practice with respect to the issuance of certain warrants to our consultant.

We intend to satisfy our requirement under NASDAQ Listing Rule 5250(d)(1) to distribute to shareholders copies of our annual report by posting our annual reports on Form 20-F on our company website at www.geruigroup.com providing a hard copy of our annual report free of charge to shareholders upon request with a reasonable period following such request.

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

Date: April 30, 2014	CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

We have audited the accompanying consolidated balance sheets of China Gerui Advanced Materials Group Limited. and its subsidiaries (collectively the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Gerui Advanced Materials Group Limited and its subsidiaries as of December 31, 2013 and 2012, and the results of its consolidated income and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2014, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ UHY VOCATION HK CPA LIMITED
Certified Public Accountants
Hong Kong, the People’s Republic of China,
April 30, 2014

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31, 2013	December 31, 2012
Assets
Current assets
Cash	$237,060,422	$228,861,009
Certificates of deposit	24,200,075	16,372,128
Restricted cash	114,803,746	145,413,726
Accounts receivable, net	2,693,510	2,276,153
Notes receivable	446,008	433,379
Inventories	17,496,675	22,762,545
Prepaid purchases	52,772,830	76,268,597
Prepaid expenses	1,465,287	382,569
Other receivables, net	3,123,914	2,270,073
Total current assets	454,062,467	495,040,179

Non-current assets
Property, plant and equipment, net	132,974,737	134,110,657
Land use right, net	30,997,489	13,625,738
Deposit on acquisition of future land use right	-	24,076,660
Deposit on acquisition of property, plant and equipment	2,184,217	266,312
Other receivables	6,339,434	3,039,835
Certificates of deposit	-	3,210,221
Total non-current assets	172,495,877	178,329,423
Total assets	$626,558,344	$673,369,602

Liabilities and stockholders' equity
Liabilities
Current Liabilities
Accounts payable	$8,471,560	$2,279,246
Notes payable	225,812,313	259,546,395
Term loans	50,299,816	57,462,962
Financing obligation, sale-leaseback, current portion	6,813,055	-
Land use right payable	1,460,671	1,419,314
Income tax payable	336,829	5,140,306
Customers deposits	14,411,044	11,635,999
Accrued liabilities and other payables	6,799,128	5,818,060
Total current liabilities	314,404,416	343,302,282

Non-current liabilities
Financing obligation, sale-leaseback, net of current portion	13,025,260	-
Total non-current liabilities	13,025,260	-

Total liabilities	327,429,676	343,302,282

Commitments and contingencies (note 20)
Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 shares issued,
59,522,910 and 59,561,899 shares outstanding as of
December 31, 2013 and December 31, 2012, respectively	140,418,118	140,418,118
Additional paid-in capital	-	4,978,698
Treasury stock, at cost, 300,820 and 261,831 shares,
as of December 31, 2013 and December 31, 2012, respectively	(498,799)	(414,063)
Retained earnings	127,963,861	163,276,046
Accumulated comprehensive income	31,245,488	21,808,521
Total stockholders' equity	299,128,668	330,067,320
Total liabilities and stockholders' equity	$626,558,344	$673,369,602

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN US DOLLARS)

	For the Years Ended
	December 31,
	2013	2012	2011

Revenue	$165,829,096	$265,486,082	$341,778,295

Cost of revenue	(161,765,763)	(208,541,058)	(240,199,678)

Gross Profit	4,063,333	56,945,024	101,578,617

Operating expenses:
General and administrative expenses	(11,311,200)	(13,168,132)	(10,707,418)
Selling and marketing expenses	(1,682,443)	(1,446,383)	(1,634,232)
Warrant compensation expenses	-	-	(5,700,000)
Total operating expenses	(12,993,643)	(14,614,515)	(18,041,650)

Operating (loss)/income	(8,930,310)	42,330,509	83,536,967

Other income and (expense):
Interest income	4,619,617	3,576,741	1,913,091
Interest expenses	(10,617,866)	(8,228,472)	(6,470,126)
Sundry income	932,689	351,483	602,247

(Loss)/Income before income taxes	(13,995,870)	38,030,261	79,582,179

Income tax expense	(141,547)	(11,897,173)	(21,961,627)

Net (loss)/income	$(14,137,417)	$26,133,088	$57,620,552

(Net loss)/Earnings per share
- Basic	$(0.24)	$0.45	$1.02

- Diluted	$(0.24)	$0.45	$1.02

Weighted average common shares outstanding
- Basic	59,540,872	58,543,076	56,297,652

- Diluted	59,540,872	58,543,076	56,297,652

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(IN US DOLLARS)

	For the Years Ended
	December 31,
	2013	2012	2011

Net (loss)/income	$(14,137,417)	$26,133,088	$57,620,552

Other comprehensive income
Foreign currency translation gain	9,436,967	3,355,961	11,038,151

Total comprehensive (loss)/income	$(4,700 ,450)	$29,489,049	$68,658,703

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(IN US DOLLARS)

	Common Stock, with no Par Value		Treasury Stock, at cost		Additional	Accumulated		Total
	Number of		Number of		Paid-in	Comprehensive	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Equity

Balance at December 31, 2010	46,139,053	$73,944,243	-	$-	$6,930,944	$7,414,409	$79,522,406	$167,812,002

Net income	-	-	-	-	-	-	57,620,552	57,620,552
Foreign currency translation gain	-	-	-	-	-	11,038,151	-	11,038,151
Shares issued for warrant conversion	13,294,775	66,473,875	-	-	-	-	-	66,473,875
Purchase of treasury stock	-	-	(1,176,898)	(4,516,744)	-	-	-	(4,516,744)

Balance at December 31, 2011	59,433,828	$140,418,118	(1,176,898)	$(4,516,744)	$6,930,944	$18,452,560	$137,142,958	$298,427,836

Net income	-	-	-	-	-	-	26,133,088	26,133,088
Foreign currency translation gain	-	-	-	-	-	3,355,961	-	3,355,961
Purchase of treasury stock	-	-	(795,031)	(1,554,674)	-	-	-	(1,554,674)
Retirement of treasury stock	(1,710,098)	-	1,710,098	5,657,355	(5,657,355)	-	-	-
Grant of restricted common shares	2,100,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	3,705,109	-	-	3,705,109

Balance at December 31, 2012	59,823,730	$140,418,118	(261,831)	$(414,063)	$4,978,698	$21,808,521	$163,276,046	$330,067,320

Net loss	-	-	-	-	-	-	(14,137,417)	(14,137,417)
Foreign currency translation gain	-	-	-	-	-	9,436,967	-	9,436,967
Purchase of treasury stock	-	-	(38,989)	(84,736)	-	-	-	(84,736)
Share-based compensation	-	-	-	-	32,891	-	-	32,891
Dividend paid to acquire land use right from a related company	-	-	-	-	(5,011,589)	-	(21,174,768)	(26,186,357)

Balance at December 31, 2013	59,823,730	$140,418,118	(300,820)	$(498,799)	$-	$31,245,488	$127,963,861	$299,128,668

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the years ended December 31
	2013	2012	2011

Cash flows from operating activities:

Net (loss)/income	$(14,137,417)	$26,133,088	$57,620,552

Adjustments to reconcile net (loss)/income to net
cash from operating activities:
Depreciation of property, plant and equipment	11,524,981	10,899,049	7,994,638
Impairment of fixed asset	2,713,537	-	-
(Gain)/loss on disposal of property, plant and equipment	-	(56,107)	12,726
Amortization of land use right	741,816	330,244	322,638
Stock-based compensation	32,891	3,705,109	-
Warrant compensation expense	-	-	5,700,000
Bad debts	695,244	-	88,447
Writedown of inventories	1,416,661	476,266	-

Changes in assets and liabilities:
Accounts receivable	(573,816)	4,126,206	(2,135,266)
Notes receivable, net	-	139,228	(554,789)
Inventories	4,428,013	1,453,507	(16,712,453)
Prepaid expenses	(1,056,729)	6,435	621,611
Prepaid purchases	25,351,739	(29,666,016)	(16,284,440)
Other receivable	778,709	(142,305)	(697,676)
Accounts payable	6,038,617	(5,813,580)	5,168,689
Income tax payable	(4,741,140)	(369,983)	1,078,582
Customers deposit	2,401,273	(11,856,194)	12,911,217
Accrued liabilities and other payables	1,921,977	(1,466,919)	1,113,651

Net cash provided by/(used in) operating activities	37,536,356	(2,101,972)	56,248,127

Cash flows from investing activities:
Cash paid for property, plant and equipment	(10,064,992)	(30,561,916)	(29,816,858)
Proceeds from disposal of property, plant and equipment	-	59,517	9,655
Payment of acquisition of future land use right	(19,214,984)	(11,112,875)	(19,286,545)
Cash deposit-potential business initiative program-related party	-	-	(5,000,000)
Cash deposit refunded-related party	-	-	5,000,000
Advance to unrelated third parties	(2,521,616)	(4,017,304)	(3,415,724)
Repayment of advance to unrelated third parties	777,028	5,252,326	-
Repayment of advance to related parties	311,546	-	-
Investment in certificates of deposit, net	(3,989,448)	(16,193,047)	(3,101,978)

Net cash used in investing activities	(34,702,466)	(56,573,299)	(55,611,450)

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the years ended December 31
	2013	2012	2011

Cash flows from financing activities:
Repayment of term loans	(63,179,835)	(50,484,204)	(45,831,718)
Proceeds from term loans	54,468,182	63,184,632	43,815,432
Repayment of financing obligations, sale-leaseback	(1,612,843)	-	-
Proceeds from sale-leaseback financing	17,993,226	-	-
Repayments of notes payable	(578,986,192)	(429,512,621)	(233,584,126)
Proceeds from notes payable	538,277,535	481,505,001	345,317,356
Proceeds received from exercise of warrants	-	-	66,473,875
Warrant compensation expense	-	-	(5,700,000)
Purchase of treasury stock	(84,736)	(1,554,674)	(4,516,744)
Changes in restricted cash, net	34,350,716	(25,788,547)	(47,212,098)
Repayment of advance from unrelated third parties	(1,673,696)	-	-
Advance from unrelated third party	-	1,587,554	-

Net cash (used in)/provided by financing activities	(447,643)	38,937,141	118,761,977

Net increase/(decrease) in cash	2,386,247	(19,738,130)	119,398,654

Effect on change of exchange rates	5,813,166	1,998,222	7,724,965

Cash as of January 1	228,861,009	246,600,917	119,477,298

Cash as of December 31	$237,060,422	$228,861,009	$246,600,917

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$10,617,869	$8,322,263	$6,254,304
Income tax paid	$5,024,234	$12,267,157	$20,883,046

Net cash payment during the year for:
Prepaid deposit of land use right as part of the dividend paid to acquire land use right from related company	$6,971,373	$-	$-

See notes to financial statements.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

China Gerui Advanced Materials Group Limited ("the Company" or "China Gerui") was incorporated in the British Virgin Islands ("BVI") on March 11, 2008. China Gerui was incorporated solely for the purpose of acquiring the issued share capital of Wealth Rainbow Development Limited (“Wealth Rainbow”), which was organized for the sole purpose of acquiring and holding all of the outstanding equity capital in Henan Green Complex Materials Co., Ltd. (“Henan Green”). Neither China Gerui nor Wealth Rainbow has any active business operations other than their ownership of Henan Green. Through Henan Green, the Company manufactures and sells specialty, high-end, high precision, ultra thin, high strength, cold-rolled, narrow and wide strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise, and are extensively used in the manufacturing industry throughout mainland China. The Company's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products that end-users make for various applications. The Company sells its products to its customers in the People's Republic of China (PRC) and to a limited extent to customers outside the PRC in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

Wealth Rainbow was formed on March 1, 2007 by our chairman and CEO's family. On October 21, 2008, Wealth Rainbow acquired 100% of the outstanding shares of Henan Green pursuant to a stock transfer agreement. Subsequent to the stock transfer, Wealth Rainbow became the sole shareholder of Henan Green. The change of ownership was approved by the Chinese Government on October 21, 2008.

On February 26, 2013, the Company's subsidiary, Henan Green, entered into an asset transfer agreement to acquire the land use rights of Company’s related party, Zhengzhou No. 2 Iron and Steel Company Limited ("Zhengzhou Company"). Zhengzhou Company owns land use rights 24.94 acres, among which 6.69 acres of land has been leased to Henan Green. The total consideration to be paid is approximately $43.6 million. The payment of acquisition was fully settled on June 30, 2013 but the land use right transfer was still in process. The carrying amount of land use rights in an amount of $17.4 million was included as the Company's land use rights. The difference between the fair value and the carrying amount on Zhengzhou Company in the amount of $26.2 million was presented as a reduction of additional paid in capital and retained earnings for the year ended December 31, 2013 as the land use right was purchased from a related party.

Details of the Company’s subsidiaries (“together referred to as the “Group””) which are included in these consolidated financial statements are as follows:

Subsidiaries’ names	Place and date of incorporation	Percentage of ownership by the Company	Principal activities

Wealth Rainbow Development Limited	Hong Kong,	100%	Intermediate holding company
"Wealth Rainbow"	People's Republic of China (“PRC”)
	March 1, 2007

Henan Green Complex Materials Co., Ltd.	PRC	100%	Operating entity
"Henan Green"	December 31, 2000	(throughWealth Rainbow)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and use of estimates

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and  expenses during the reporting year. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories, valuation of notes receivable, fair value of warrants and share based payments and income taxes. Actual results could differ from those estimates.

The consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries.  All inter-company balances and transactions have been eliminated.

As shown in the accompanying financial statements, the Company has incurred loss from operations of $8,930,310 as of December 31, 2013. The Company has been working on improving its product quality and diversifies its product lines with high profit margins or creates new demand. It has also instituted more efficient management techniques. Management believes these factors will contribute toward achieving profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Reclassifications.
Certain prior year information has been reclassified to be comparable with the current period presentation. This reclassification has no effect on previously reported net income.

(b)	Foreign currency translation

The Group uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The Company maintains its books and records in its respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRCand Hong Kong, respectively. Assets and liabilities of the subsidiaries are translated from RMB or HK$ into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of operations and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income included in the stockholders’equity section of the balance sheets. The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:

	2013	2012	2011
Balance sheet items, except for equity accounts	RMB6.0537=$1	RMB6.2301=$1	RMB6.2939=$1
	HK$7.7539=$1	HK$7.7507=$1	HK$7.7663=$1

	For the years ended
	2013	2012	2011
Items in statements of income and cash flows	RMB6.1412=$1	RMB6.2990=$1	RMB6.4475=$1
	HK$7.7565=$1	HK$7.7556=$1	HK$7.7793=$1

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(c)	Cash

Cash represents cash in banks and cash on hand.

The Group maintains bank accounts in Hong Kong and PRC and the United States.

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, sales returns and trade discounts. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

(e)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel. Cost is determined using the weighted average cost method. In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads. Market value for raw materials is based on replacement cost for work in process and finished goods on net realizable value. Appropriate consideration is given to obsolesence, excessive levels, deterioration, and fators evaluating net realizable value.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life. As at December 31, 2013 and December 31, 2012, Henan Green paid $2,184,217 and $266,312 deposit on acquisition of property, plant and equipment.

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

Estimated Useful Life (years)
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Land use rights represent the prepayments for the use of the parcels of land in the PRC where the Company’s production facilities are located, and are charged to expense over their respective land use right periods.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the land use right term of 43 to 50 years.

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

The Company’s sole business is high-end cold-rolled steel processing. The company produces products by utilizing its facilities and equipment at one location in Zhengzhou, Henan Province, China.  Henan Green offers chromium-plating as value-add service to its customers but chromium-plating is an integral part of the whole production process of the Company rather than a stand-alone service.  As a result, the Group determined that the impairment review is appropriately evaluated at the entity level.  Based on the Group’s assessment, no impairment was recognized as of December 31, 2013 and December 31, 2012.

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

The Group’s financial instruments consist principally of cash, accounts receivables, accounts payable, land use right payable, term loans, notes payables and accrued liabilities. None of which are held for trading purposes. Pursuant to ASC 820, the fair value of the Group's cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Group believes that the carrying amounts of all of its other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

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

Under the current laws of the BVI, the Group is not subject to any income or capital gains tax, and dividend payments we make are not subject to any withholding tax in the British Virgin Islands. Under the current laws of Hong Kong, Wealth Rainbow is not subject to any capital gains tax and dividend payments and is not subject to any withholding tax in Hong Kong.

The Group is not incorporated nor does it engage in any trade or business in the United States and is not subject to United States federal income taxes. The Group did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the consolidated statements of operations.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date.

The Group has not recorded deferred income taxes applicable to undistributed earnings of the subsidiary located in the PRC because it is the present intention of management to reinvest the undistributed earnings indefinitely in PRC. Undistributed earnings amounted to approximately $180.6 million and $189.8 million on December 31, 2013 and 2012, respectively. If the earnings of such foreign subsidiary were not indefinitely reinvested, a deferred tax liability of approximately $9.0 million and $9.5 million would have been required at December 31, 2013 and 2012, respectively.  Generally, such earnings become subject to the PRC tax upon the remittance of dividends and under certain other circumstances.

The Group prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. There have been regular PRC tax audit and the result was not materially difference for the company’s historical income tax provision and accrued. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2013 and 2012, there were no amounts that had been accrued with respect to uncertain tax positions.

(l)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Group accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Group discloses contingent liabilities when the risk of loss is reasonably possible or probable. (See Note 20)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(m)	Share-based compensation expense

The Company awards restricted ordinary shares and other equity-based instruments to its officers, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date and is recognized on a straight-line basis over the requisite service period, which generally equals the vesting period. All of the Company's stock-based compensation is based on grants instruments and no liablity awards have been granted

(n)	Earnings per share

Basic earnings per share are computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. As of December 31, 2013, the Company had a total of 144,000 warrants outstanding which were granted to its underwriter during November 2009 in connection with the sale of 4,800,000 ordinary shares. The warrants may be exercised on or after August 9, 2010 and until November 9, 2014. As of December 31, 2013, all such warrants are deemed to be anti-dilutive since the Company suffered net loss in the year ended December 31, 2013.

On May 1, 2013, the Company signed a warrant agreement with Cambelle-Inland, LLC, a Delaware limited liability company ("C-I") to obtain consulting services from C-I for the development of the Company's strategic opportunities. On May 8, 2013, the Company issued a warrant to C-I for the purchase of 500,000 ordinary shares (the “Warrant Shares”). The warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $2.20 per share at any time prior to the fifth anniversary of the date of issuance. As of December 31, 2013, the warrant was deemed to be anti-dilutive since the Company suffered net loss in the year ended December 31, 2013.

The following table sets forth the computation of basic and diluted net income per common share:

	For the years ended
	2013	2012	2011

Net (loss) / income	$(14,137,417)	$26,133,088	$57,620,552

Basic and diluted weighted average
outstanding shares	59,540,872	58,543,076	56,297,652

(Net loss)/Earnings per common stock:
Basic	$(0.24)	$0.45	$1.02
Diluted	$(0.24)	$0.45	$1.02

(o)	Segment information

FASB ASC Topic 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements. The Group has only one segment, all of the Group's operations are in the PRC and all income are derived from the sales of steel mill flat-rolled products to mainly PRC customers and less than 1% was sold to overseas customers. Accordingly, no geographic information is presented.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)
2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(p)	Guarantee

Pursuant Accounting Standards Codification (“ASC”) 460-10-25-2, the guarantor is obligated in two aspects in every guarantee or indemnification—a noncontingent liability and a contingent liability. The noncontingent liability represents the guarantor’s obligation to stand ready to perform under the terms of the guarantee in the event that the specified triggering events or conditions occur. The contingent liability represents the guarantor’s obligation to make future payments of those triggering events or conditions occur and based on the probability that the guaranteed party will not perform under the contractual terms of the guaranty agreement.

We have assessed the contingent liabilities arising from the above-described guarantees and have concluded that no liabilities in respect of the guarantees were required to be recognized as of December 31, 2013 and 2012.

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

(r)	Credit risks

Cash held by the Company with PRC banks is subject to concentration of credit risk as it is not covered by any deposit insurance.

The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and has not experienced significant write-downs in its accounts receivable balances.

(s)	Recently issued accounting standards

In February 2013, the FASB issued new authoritative accounting guidance related to the recognition and measurement of obligations arising from joint and several liability arrangements. This authoritative accounting guidance is effective for interim and annual periods beginning after December 15, 2013 and is to be applied retrospectively. Based on its evaluation, the Company determined this guidance does not currently impact the Company’s financial statements and disclosures.

In July 2013, the FASB issued new authoritative accounting guidance related to the reporting of unrecognized tax benefits when a net operating loss carry forward, similar tax loss, or tax credit carryforward exists. The guidance states an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward, with certain exceptions. This authoritative accounting guidance is effective for interim and annual periods beginning after December 15, 2013, and is to be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company determined this guidance does not significantly impact the Company’s financial statements and disclosures.

There are no new significant accounting standards applicable to the Company that have been issued but not yet adopted by the Company as of December 31, 2013.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2013 and December 31, 2012 consists of the following:

	December 31, 2013	December 31, 2012

Bank balances and cash (a)	$376,064,243	$390,646,863
Less: Restricted cash (b)	(114,803,746)	(145,413,726)
Less: Certificates of deposit (c)	(24,200,075)	(16,372,128)
	$237,060,422	$228,861,009

Non-current portion
Certificates of deposit (c)	$-	$3,210,221

(a)	Bank balances and cash

Unrestricted cash as of December 31, 2013 and December 31, 2012 was $237,060,422 and $228,861,009, respectively. As of December 31, 2013 and December 31, 2012, unrestricted cash of $232,491,635 and $221,014,759 was held respectively, in Renminbi and USD on deposit with banks located in the PRC. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

(b)	Restricted cash

As of December 31, 2013 and December 31, 2012, the Company’s cash amounting to $114,803,746 and $145,413,726 respectively, were restricted and deposited in certain banks as security for notes payable to the banks.

(c)	Certificates of deposit

As of December 31, 2013, seven of the Certificates of deposit were held in Renminbi on deposit with a bank located in the PRC. The annual interest rate is 2.80% and 3.08%. The Certificates of deposit mature from January 2014 to August, 2014.

As of December 31, 2013, cash is classified by geographical areas is set out as follows:

	Bank balances and cash	Restricted Cash	Certificates of deposit	December 31, 2013

Hong Kong	$2,725,110	$-	$-	$2,725,110
United States	1,843,677	-	-	1,843,677
The PRC	232,491,635	114,803,746	24,200,075	371,495,456
	$237,060,422	$114,803,746	$24,200,075	$376,064,243

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	CASH (…/Cont’d)

As of December 31, 2012, cash is classified by geographical areas is set out as follows:

	Bank balances and cash	Restricted Cash	Certificates of deposit	December 31, 2012

Hong Kong	$5,917,837	$-	$-	5,917,837
United States	1,928,413	-	-	1,928,413
The PRC	221,014,759	145,413,726	19,582,349	386,010,834
	$228,861,009	$145,413,726	$19,582,349	393,857,084

Maximum exposure to credit risk:

As of December 31, 2013, cash is denominated in the following currencies:

	Bank balances and cash	Restricted Cash	Certificates of deposit	December 31, 2013

USD	$4,551,463	$-	$-	$4,551,463
RMB (Current)	232,491,122	114,803,746	24,200,075	371,494,943
HKD	17,837	-	-	17,837
	$237,060,422	$114,803,746	$24,200,075	$376,064,243

As of December 31, 2012, cash is denominated in the following currencies:

	Bank balances and cash	Restricted Cash	Certificates of deposit	December 31, 2012

USD	$7,906,574	$-	$-	$7,906,574
RMB (Current)	220,942,109	145,413,726	16,372,128	382,727,963
RMB (Non-current)	-	-	3,210,221	3,210,221
HKD	12,326	-	-	12,326
	$228,861,009	$145,413,726	$19,582,349	$393,857,084

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

4.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of December 31, 2013 and December 31, 2012, the provision on accumulated allowance for doubtful accounts was $360,743 and $125,993 respectively.

5.	INVENTORIES

Inventories as of December 31, 2013 and December 31, 2012 consist of the following:

	December 31, 2013	December 31, 2012

Raw materials	$5,237,724	$7,865,191
Work-in-process	2,765,072	3,491,181
Finished goods	9,493,879	11,406,173
	$17,496,675	$22,762,545

Due to the decline in steel market, inventories were written down in the amounts of $1.42 million and $0.48 million to its net realizable value for the year ended December 31, 2013 and December 31, 2012, respectively.

6.	PREPAID PURCHASES

Prepaid purchases represent amounts prepaid to suppliers for the purchases of raw materials and accessories.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

7.	OTHER RECEIVABLES

Other receivables as of December 31, 2013 and December 31, 2012 consist of the following:

	December 31, 2013	December 31, 2012

Current portion
Advances to staff, net	$9,655	$211,671
Loan advanced to unrelated third parties, net	16,519	796,818
Loan advanced to a related company	-	318,332
Standby guarantee fund	2,643,012	530,489
Others	454,728	412,763
	$3,123,914	$2,270,073

Non-current portion
Loan advanced to an unrelated third party	$3,118,264	$3,039,835
Standby guarantee fund	3,221,170	-
	$6,339,434	$3,039,835

Current portion
Other receivables represent advances to staff, third parties, related company, standby guarantee and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms. As of December 31, 2013 and December 31, 2012, the provision on accumulated allowance for doubtful accounts on current portion was $474,213 and $Nil respectively for some loans to staff.

Included in other receivables as of December 31, 2013 and December 31, 2012, $2,643,012 and $530,489, respectively, represented fund held by an unrelated third party, Chen Xin which deposited the funding to Minsheng Bank of China for guarantee of note payable for Henan Green.

Non-current portion
As of December 31, 2013 and December 31, 2012, $3,118,264 and $3,039,835, respectively, represented advance to the third party with repayment due in October 2015 and the advance is interest bearing. Interest and principal would be repaid on the due date.

$3,221,170 was used as deposit of the sale-leaseback financing arrangement with amount outstanding $19,838,315 (see note 12).

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2013 and December 31, 2012 consist of the following:

	December 31, 2013	December 31, 2012

Buildings	$25,740,518	$24,976,660
Leasehold land improvement	22,746	22,102
Machinery and equipment	93,721,937	106,179,264
Leased machinery and equipment	21,474,470	-
Vehicles	3,285,893	3,216,660
Office equipment	439,588	419,456
Construction in progress	29,576,864	34,969,529
	174,262,016	169,783,671
Less: Accumulated depreciation	(41,287,279)	(35,673,014)
	$132,974,737	$134,110,657

Depreciation expense for the years ended December 31 2013, 2012 and 2011 was $11,524,981, $10,899,049 and $7,994,638 respectively.

	December 31, 2013	December 31, 2012	December 31, 2011
Cost of revenue	$11,112,719	$10,429,977	$7,610,716
General and administrative expenses	412,262	469,072	383,922
	$11,524,981	$10,899,049	$7,994,638

Construction in progress consisted of the construction of a plant and production lines on 300 acres of land and the improvement project on the 300,000 tons production lines and plant facilities and the staff quarters project. The total construction in progress as at December 31, 2013 and December 31, 2012 were $29,576,864 and $34,969,529, respectively.

		Estimated cost
	Balance at	to complete as of
	December 31, 2013	December 31, 2014	Estimated time to complete

Production lines	$2,477,407	$-	December 2014
Plant	9,117,122	5,779,553	April 2014
Staff quarters	17,982,335	1,972,403	July 2014
	$29,576,864	$7,751,956

Henan Green signed an agreement to construct addition of the new laminated steel production line. The new production line is subject to further testing and technical upgrades until December 2014 when official production will be launched.  Plant includes the decoration expenses incurred for the new plant and electricity system installation. It is expected to be completed before end of April 2014. The Company improved the staffs' benefits and constructed a staff quarter for the experience staffs and their family to live, it is estimated to be completed before end of July 2014.

During the year 2013, $14,206,188 of the Company's production lines were transferred to fixed assets from Construction in progress.

No depreciation has been provided for construction in progress.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

8.	PROPERTY, PLANT AND EQUIPMENT (…/Cont’d)

As of December 31, 2013, $9.1 million of buildings was secured for note payable.

As of December 31, 2103, machinery and equipment included machinery and equipment with net carrying amount of approximately $23.9 million is subject to a sole-leaseback financing transaction. There is no such transaction in 2012. These machinery and equipment are depreciated over a period of ten to twenty years. Impairment loss of $2,723,248 was recognised at the sale - leaseback financing transaction date:

Sale proceeds (Fair value of the machinery and equipment)	$21,244,260
Carrying amount	(23,967,508)
Impairment loss	$(2,723,248)

9.	LAND USE RIGHT

Land use right as of December 31, 2013 and December 31, 2012 consist of the following:

	December 31, 2013	December 31, 2012

Land use right, net	$30,997,489	$13,625,738

Land use right represents the value of land approved to the Company for industrial production purpose by the local government in Zhengzhou, PRC. The right will be expired between June 30, 2053, June 30, 2054 and Mar 31, 2056 for the land with 58.6 acres (351.61 Chinese mu), 50 acres (300 Chinese mu) and 24.94 acre (151.36 Chinese mu) respectively.  Land use right payable for the 58.6 acres as of December 31, 2013 and December 31, 2012 was $1,460,671 and $1,419,314 respectively.

The Company acquired the land use right of 58.6 acres in February 2010. Although there is no payment schedule to settle the outstanding amount of $1,460,671 until the Company receives notification from the local government. As it is repayable on demand, it is recorded as current liability.

On February 26, 2013, the Company's subsidiary, Henan Green acquired land use right with totaling 24.94 acres from a related party, Zhengzhou Company, among which 6.69 acres of land has been leased to Henan Green in prior years. The payment of acquisition was fully settled as at June 30, 2013 and the transfer of land use right is still in process. The total consideration is of approximately $43.6 million (RMB 268,000,000).

The consideration was allocated as follows:

Land use rights	$29,009,733
Replacement cost	20,704,280
Total consideration	$49,714,013

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

9.	LAND USE RIGHT (…./Cont’d)

Based on Accounting Standard Codification ("ASC") 805-50, the Group recorded the value of $17,444,274 as the cost of land use right which was the net carrying amount recorded in the book of Group’s related party; the former owner of the Group, Zhengzhou Company, at the date of transfer. Zhengzhou Company was the former owner of the Group and is 40% owned by our chairman and CEO. The balance of $26,186,357 above cost was treated as a return of capital in the equity amounts. An amount of $5,011,589 was recorded as a reduction in additional paid in capital and the balance of $21,174,768 applied to retained earnings.

Land use right is amortized using the straight-line method over the lease term of 43 to 50 years. The amortization expense for the years ended December 31, 2013, 2012 and 2011 were $741,816, $330,244, and $322,638, respectively. The total future amortization is as follows:

December 31
2014	$1,570,364
2015	1,570,364
2016	1,570,364
2017	1,570,364
2018	1,570,364
Over 5 years	23,145,669
$30,997,489

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

10.	NOTES PAYABLE

Notes payable as of December 31, 2013 and December 31, 2012 consist of the following:

	December 31, 2013	December 31, 2012
Classified by financial institutions:
China Citic Bank	$37,332,540	$35,312,435
Bank of Zhengzhou	-	6,420,443
Minsheng Bank of China	9,250,541	19,261,328
Guangdong Development Bank	14,866,940	22,471,549
Shanghai Pudong Development Bank	3,303,765	25,681,771
China Merchants Bank	-	11,235,775
China Everbright Bank	19,822,588	27,286,881
Bank of Luoyang	49,226,093	43,337,988
Bank of Communications	46,583,081	22,792,572
Bank of Pingdingshan	28,907,941	32,102,213
Bank of Xuchan	-	2,407,666
Commercial bank of Kaifeng	13,215,059	4,815,332
Huaxia Bank	-	1,605,111
Ping An Bank	3,303,765	4,815,331
	$225,812,313	$259,546,395

Additional information:
Maximum balance outstanding during the year	$323,096,618	$309,304,826
Interest expense	$6,446,941	$4,701,767
Finance charge per contract	0.050%	0.05%-0.15%

All notes payable are secured by corresponding restricted cash. The amount of restricted cash required to be placed ranging from 10% to 100% of such notes. When the restricted cash is not sufficient to secure the note, certificate of deposits, inventories, Henan Green's assets or guarantees by Henan Green's director or other third parties are further requested by banks. As of December 31, 2013 and December 31, 2012, the Group's cash of $114,803,746 and $145,413,726, respectively were restricted for such purpose. All the notes payable have terms of six months. Local PRC banks had certain covenants on the Henan Green, which required Henan Green to notify the banks if Henan Green was not in compliance. Henan Green was not in compliance with its financial covenants during 2013 and 2012. The terms of the notes payable prohibit making advances or providing guarantees to other unrelated parties without prior consent of the banks. Banks may call the notes if Henan Green was not in compliance with its financial covenants. Banks have not called the notes or assessed penalty on Henan Green for these violations. Henan  Green does not believe that any penalty will be assessed by banks for these covenant violations and therefore no provision has been made for the years ended December 31, 2013 and 2012.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

11.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of December 31, 2013 and December 31, 2012:

	December 31, 2013	December 31, 2012
Classified by financial institutions:
Guangdong Development Bank	$5,781,588	$-
China Citic Bank	6,607,530	6,420,443
China Merchants Bank	4,955,647	9,630,664
Bank of Zhengzhou	3,303,765	7,704,531
Shanghai Pudong Development Bank	23,043,758	16,051,107
Bank of Xuchang	4,955,647	4,815,332
China Everbright Bank	1,651,881	1,605,111
Commercial Bank of Kaifeng	-	3,210,221
Ping An Bank	-	8,025,553
	$50,299,816	$57,462,962

Additional information:
Maximum balance outstanding during the year	$64,093,034	$62,278,294
Interest expense	$3,829,188	$3,525,936
Range of interest rate per month	0.465% - 0.621%	0.465% - 1.205%
Weighted average interest rate	6.98%	3.29%

All term loans are fixed term loans with a period of 12 months or less. Local PRC banks had imposed covenant on Henan Green. For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's assets, including its machinery, land use right and inventories, or guaranteed and secured by a related party, Zhengzhou Company's land and plant properties, or guaranteed by Henan Green’s director or other third parties. Henan Green was not in compliance with its financial covenants during 2013 and 2012. The terms of the bank loans prohibit making advances or providing guarantees to other unrelated parties without prior consent of the banks.  Banks may call the loans if Henan Green was not in compliance with its financial covenants. Banks have not called the loans or assessed a penalty on the Henan Green for these violations. Henan Green does not believe that any penalty will be assessed by the banks for these covenant violations and therefore no provision has been made for the years ended December 31, 2013 and 2012.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

11.	TERM LOANS (…/Cont’d)

A summary of the principal payments for the outstanding term loans during the following fiscal year is as follows:

				Total
			Principal payment	outstanding
Name of bank	Collateral	Term of loans	due during 2013	loan amount

Guangdong Development Bank	Guaranteed by third party and Mingwang Lu (Chairman and CEO of the Company)	December 24, 2013 to June 24, 2014	$5,781,588	$5,781,588

China Citic Bank	Secured by Henan Green's assets and Mingwang Lu	July 3, 2013 to March 12, 2014	3,303,765	3,303,765

China Citic Bank	Secured by Henan Green's assets and Mingwang Lu	October 10, 2013 to July 5, 2014	3,303,765	3,303,765

China Merchants Bank	Guaranteed by third party, Mingwang Lu and Yi Lu (Director of the Company)	September 10, 2013 to September 10, 2014	4,955,647	4,955,647

China Everbright Bank	Guaranteed by third party, Mingwang Lu and Yi Lu	July 16, 2013 to January 15, 2014	1,651,881	1,651,881

Bank of Zhengzhou	Guaranteed by third party and Mingwang Lu	October 31, 2013 to October 30, 2014	3,303,765	3,303,765

Shanghai Pudong Development Bank	Guaranteed by third party and Mingwang Lu	January 31, 2013 to January 30, 2014	5,616,400	5,616,400

Shanghai Pudong Development Bank	Guaranteed by third party and Mingwang Lu	February 22, 2013 to February 21, 2014	2,643,012	2,643,012

Shanghai Pudong Development Bank	Guaranteed by third party and Mingwang Lu	November 26, 2013 to November 25, 2014	825,941	825,941

Shanghai Pudong Development Bank	Secured by Henan Green's land and Mingwang Lu	November 25, 2013 to November 24, 2014	6,607,529	6,607,529

Shanghai Pudong Development Bank	Secured by third party and Mingwang Lu	November 27, 2013 to November 26, 2014	4,047,111	4,047,111

Shanghai Pudong Development Bank	Guaranteed by third party and Mingwang Lu	November 28, 2013 to November 27, 2014	3,303,765	3,303,765

Bank of Xuchang	Guaranteed by third party	April 25, 2013 to April 24, 2014	4,955,647	4,955,647

			$50,299,816	$50,299,816

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

12.	FINANCING OBLIGATION, SALE-LEASEBACK

In August 2013, in order to provide working capital for operations, the Company entered into the refinancing of certain machinery and equipment in PRC under a sale lease-back arrangement. The facility was sold for $21,244,260, of which $3,221,170 was used as standby guarantee fund. The transaction has been accounted for as a financing arrangement, wherein the machinery and equipment (see note 8) remains on the Company's books and will continue to be depreciated.

The following is the finacing obligation under the sale-leaseback and is being reduced based on payments under the lease.

	December 31, 2013	December 31, 2012
Financial company:
Cinda Financial Leasing Co, Ltd.

- Current portion	$6,813,055	$-

- Non-current portion	$13,025,260	$-

Additional information:
Maximum balance outstanding during the year	$21,474,470	$-
Interest expense	341,738	-
Interest rate per year	6.4575%	-

 The sale-leaseback transaction has a term of 3 years from August 27, 2013 to August 27, 2016 and requires minimum annual rental payments as follows:

Total
December 31
2014	$7,931,332
2015	7,931,332
2016	5,948,499
Total minimum lease payments	21,811,163
Less: amount representing interest	(1,972,848)
19,838,315
Less: current portion	(6,813,055)
Long-term portion	$13,025,260

The Company has the option to purchase the property at the end of the lease.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

13.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, 2013 and December 31, 2012 consist of the following:

	December 31, 2013	December 31, 2012
Accrued liabilities
Accrued expenses	$3,940,603	$3,185,415
Other tax payables	1,118,527	494,446
	5,059,130	3,679,861
Other payables
Loan advanced from unrelated third parties	-	1,685,366
Other payable for purchasing machinery and equipment	-	96,307
Temporary receipt for staff quarters	1,558,166	48,205
Others	181,832	308,321
	1,739,998	2,138,199

	$6,799,128	$5,818,060

Accrued expenses mainly represent accrued staff benefits and accrued wages.

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

Advances from unrelated third parties amounted to $Nil and $1,685,366 as of December 31, 2013 and December 31, 2012 respectively. These advances were non-interest bearing with no secured assets and no repayment schedule.

Temporary receipt for staff quarters represents the rent received in advance for staff quarters. The use of land of staff quarters is industrial use. The management considered to lease the staff quarters to individuals by changing the usage of land from industrial use to residential use. Application for change of usage of land would be submitted by the Company later on.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY

(a)	Restricted Ordinary Shares

On October 1, 2012, the Compensation Committee of the Board of Directors of the Company approved grants of restricted ordinary shares to certain officers and directors of the Company under the Company’s 2010 Share Incentive Plan. Except for 400,000 shares granted to Mr. Meng, the Company's Chief Finance Officer, which vested immediately upon granting, all shares granted have been vested on January 3, 2013 subject to the continuous service of the recipient through December 31, 2012 and the other terms and conditions of the grant.

The following grant was made in accordance with the terms of 2010 Share Incentive Plan for the period / year indicated.

Grant Date	Restricted Shares	Grant Price
October 1, 2012	2,100,000	$1.78

The shares were valued at the closing price of the Company's common stock on grant date.

The compensation expense recognized is based on the market value of the Company's common stock on the date the restricted stock award is granted and is not adjusted in subsequent periods. The amount recognized is amortized over the vesting period. Compensation expense is included in general administration expense in the accompanying consolidated statement of operations. The amount of compensation expense for the year ended December 31, 2013, 2012 and 2011 amounted to $32,891, $3,705,109 and $Nil, respectively.

A summary of restricted stock activity under the 2010 share incentive plan for the year ended December 31, 2013 is as follows:

	Number of Shares	Weighted Average Grant Price and Fair Value
Non-vested, December 31, 2012	1,700,000	1.78
Vested shares	(1,700,000)	1.78
Non-vested, December 31, 2013	-	-

               1,700,000 shares were vested on January 1, 2013.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY (…/Cont'd)

(b)	Treasury Stock

On April 1, 2011, the Company's Board of Directors approved a board resolution and announced that the Company would repurchase its ordinary shares in the open market up to an aggregate of $10 million. From May to December, 2012 and from May to December, 2011, the Company repurchased 795,031 shares at a cost of $1,554,674 and 1,176,898 shares at a cost of $4,516,744 respectively. During the 2nd quarter of 2013, the Company repurchased 38,989 shares at a cost of $84,736.

A total of 1,710,098 shares have been cancelled in the fourth quarter of 2012.  There was a total 300,820 and 261,831 shares remained as Treasury stock as of December 31, 2013 and December 31, 2012, respectively.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY (…/Cont'd)

(c)	Warrants

The Company also granted in connection with its November 2009 public offering the Underwriter Representative (and its designees) a warrant (the “Underwriter Representative Warrant”) for the purchase of an aggregate of 144,000 ordinary shares (the “Warrant Shares”) for an aggregate purchase price of $100.00.  In accordance with U.S. GAAP, the Company accounts for the warrants as equity instruments. The Underwriter Representative Warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $6.00 per share. No provision was made as the fair value of warrant is not material.

On May 1, 2013, the Company signed a warrant agreement with Cambelle-Inland, LLC, a Delaware limited liability company ("C-I") to obtain consulting services from C-I for the development of the Company's strategic opportunities. On May 8, 2013, the Company issued a warrant to C-I for the purchase of 500,000 ordinary shares (the “Warrant Shares”).  In accordance with U.S. GAAP, the Company accounts for the warrants as equity instruments. The warrant may be exercised in full or part to purchase Warrant Shares at an initial exercise price of $2.20 per share at any time prior to the fifth anniversary of the date of issuance. The fair value of warrants amounted to approximately $197,500 which was calculated by using Black Scholes Option Calculator. The fair value of each of warrant was estimated using the following assumptions:

December 31, 2013

Expected volatility	57.00%
Expected term (in years)	4.4
Risk free rate	1.46%
Expected dividend rate	0%

A summary of all warrants outstanding as of December 31, 2013 and December 31, 2012 is presented below:

	Warrants	Exercise Price	Terms

Balance as of December 31, 2012	144,000	$6.00	0.9 years
Granted	500,000	2.20	4.4 years
Exercised	-
Expired	-

Outstanding as of December 31, 2013	644,000

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY (…/Cont'd)

(d)	Retained Earnings

Retained earnings as of December 31, 2013 and December 31, 2012 consist of the following:

	December 31, 2013	December 31, 2012

Retained earnings	$116,536,602	$151,890,125
Statutory surplus reserves	11,427,259	11,385,921
	$127,963,861	$163,276,046

In accordance with PRC Company Law, the Group is required to allocate at least 10% profit to the statutory surplus reserve. Appropriation to the statutory surplus reserve by the PRC subsidiary, Henan Green is based on profit arrived under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by Henan Green in prior years, before allocation is made to the statutory surplus reserve. Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital. This statutory surplus reserve is not distributable in the form of cash dividends.

As of December 31, 2013, the Group's subsidiary, Henan Green, allocated $41,338 which was the 10% of net profits of the year ended December 31, 2013 to the statutory surplus reserves. Only allocation to reserve was made for the first quarter of 2013 as Henan Green suffered net loss since the second quarter of 2013.

A supplemental information of the movement of statutory surplus reserves and registered capital of Henan Green as of December 31, 2013 and December 31, 2012 are as follow:

	Statutory surplus	Registered	Percentage
	reserves	capital	reached

At December 31, 2012	$11,385,921	$83,603,944	14%
Statutory surplus reserves transferred from net profits	41,338	-
Balances at December 31, 2013	$11,427,259	$83,603,944	14%

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.	INCOME TAXES

The Company is domiciled in the British Virgin Islands, the law of which does not require the company to pay any income taxes or other taxes based on income, business activity or assets.

The Company's subsidiary, Wealth Rainbow, is domiciled in Hong Kong and subject to statutory profits tax of 16.5% on earnings and profits in Hong Kong.

All of the Company's income is generated by its PRC subsidiary, Henan Green in the PRC.

	For the years ended
	2013	2012	2011

Current income tax expense	$141,547	$11,897,173	$21,961,627

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

The following is a reconciliation of effective Income tax rate with the PRC statutory income tax rate:

	For the years ended
	2013	2012	2011

(Loss) / Income before tax	$(13,995,870)	$38,030,261	$79,582,179

Expected PRC income tax expense at statutory tax rate of 25%	(3,498,968)	9,507,565	19,895,544
Depreciation allowance over-claimed in 2011	-	1,127,816	-
Unused tax losses for PRC	3,059,134
Net losses not realizable currently for Hong Kong and BVI tax purposes	581,381	-	-
Non deductible tax expenses	-	1,261,792	2,066,083
Actual income tax expense	$141,547	$11,897,173	$21,961,627

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

15.	INCOME TAXES (…/Cont'd)

The new PRC income tax law imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China (5% withholding income tax for dividends paid to HK companies).  Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign investment enterprises are subject to the withholding tax beginning January 1, 2008. All of the Group’s income is generated in the PRC, through Henan Green. The Company considers undistributed earnings of Henan Green as of December 31, 2013, to be permanently reinvested in the PRC. As a result, no deferred tax expense and deferred liability recorded for dividend withholding tax.

The Company currently has unprovided defered tax assets in the amount of approximately $1.8 million arising from operating loss carry forwards. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization.

16.	RELATED PARTY TRANSACTIONS

The Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with a total size of 24.94 acres, of which 6.69 acres land was lease from Zhengzhou Company, the Company’s related party, from January 1, 2008 to December 31, 2027. Rental paid to Zhengzhou Company for the years ended December 31, 2013, 2012 and 2011 were $Nil, $12,867 and $11,428, respectively. However, on February 26, 2013, Henan Green started the process to acquire the above land use right from Zhengzhou Company. The payment of acquisition was fully settled as at June 30, 2013 and the transfer of land use right is still in process. The total consideration is of approximately $43.6 million (RMB 268,000,000).

As of December 31, 2013 and 2012, $Nil and $318,332 respectively represented loan to Zhengzhou Company. There was no agreement signed with the related party and no interest income was received.

Since January 2010, the company have paid Mr. Harry Edelson, a director, a monthly fee of $10,000 in return for his verbal agreement to perform certain Investor relations services. These services have included or may include the following; (a) helping to promote awareness of the Company within the investment community through introductions to investors, investment banks, and research analysis; (b) participation in future deal or non-deal road shows and financing activities of the Company upon request and at the discretion of the Company and the Board of Directors; (c) assistance in investor conference presentations, whether or not management of the Company is able to be present; (d) providing occasional office use and communication facilities where required by the Company; (e) monitoring and providing capital market feedback on the Company; and (f) such other activities as may be required of him, from time to time, by the Board or executive management team of the Company.

17.	SIGNIFICANT CONCENTRATIONS

Our credit risk is considered limited due to a relatively large customer base and its dispersion across geographic areas of the PRC. During the years ended December 31, 2013, 2012 and 2011, the Company had no customer which accounted for 10% or more of total revenue. As of December 31, 2013, the Company had no customer which accounted for 10% or more of total accounts receivable. As of December 31, 2012, the Company had one customer which accounted for approximately 15% of total accounts receivable. As of December 31, 2011, the Company had one customer which accounted for approximately 12% of total accounts receivable.

All of the Group's suppliers are located in the PRC.  During the year ended December 31, 2013, the Company had three suppliers which each accounted for approximately 41%, 26% and 18% of total purchases, respectively.  During the year ended December 31, 2012, the Company had three suppliers which each accounted for approximately 37%, 23% and 20% of total purchases, respectively. During the year ended December 31, 2011, the Company had three suppliers which each accounted for approximately 43%, 25% and 11% of total purchases, respectively. As of December 31, 2013, the Company had one supplier which accounted for approximately 52% of total accounts payable. As of December 31, 2012, the Company had two suppliers which accounted for approximately 23% and 10%, respectively of total accounts payable. As of December 31, 2011, the Company had two suppliers which accounted for approximately 55% and 18%, respectively of total accounts payable.

During the years ended December 31, 2013, 2012 and 2011, the sales to overseas customers contributed less than 1% of the total revenue.

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

19.	LEASE COMMITMENTS

Operating Lease commitments
Rental expense for obligations under operating leases (Leasehold and Reservoir rental) was $95,258, $28,744 and $26,938 for the years ended December 31, 2013, 2012 and 2011 respectively. The total future minimum lease payments under non-cancellable operating leases as of December 31, 2013 are payable as follows:

Years Ended December 31,	Leasehold rental	Reservoir rental	Total
2014	$40,058	$16,519	$56,577
2015	-	16,519	16,519
2016	-	16,519	16,519
2017	-	16,519	16,519
2018	-	16,519	16,519
Over five years	-	247,785	247,785
	$40,058	$330,380	$370,438

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

19.	LEASE COMMITMENTS (…/Cont'd)

Sale-leaseback financing

The total future minimum lease payments under non-cancellable sale-leaseback financing arrangement as of December 31, 2013 are payable as follows (see note 12):

Total
December 31
2014	$7,931,332
2015	7,931,332
2016	5,948,499
2017	-
2018	-
Over five years	-
$21,811,163

20.	CONTINGENCIES AND COMMITMENTS

The Group had the following contingencies and commitments as of December 31, 2013:

Guarantee

As of December 31, 2013, the Company has the following effective guarantee agreement:

On October 22, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Shaolin Auto Co., Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $33.0 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

On November 25, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Xibao Metallurgy Materials Group Co. Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $49.6 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

On December 5, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Zhengzhou Panhong Commerce & Trade Co Ltd, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $16.5 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

On December 20, 2013, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Huatai Special Cable Co., Limited, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $33.0 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

20.	CONTINGENCIES AND COMMITMENTS (…/Cont'd)

Legal proceedings or claims

As of December 31, 2013, the Group’s management has evaluated all such proceedings and claims, and determined that the Group was not subject to any loss contingencies either for legal proceedings or claims that would significantly affect the Company's financial condition. In addition, the management has not aware of any product liability claims arising as of December 31, 2013 and therefore, the Group has not recognized any product liability claims accrual.

Service agreement signed

The Company has a service agreement with Cambelle-Inland, LLC that provided consultation services upon the agreement expire on April 30, 2014. As of December 31, 2013, the Company’s remaining potential minimum cash obligation to this agreement was $125,000.

Asset agreement signed

On February 26, 2013, the Company's subsidiary, Henan Green acquired land use right with totaling 24.94 acres from a related party, Zhengzhou Company. The payment of acquisition was fully settled as at June 30, 2013 and the transfer of land use right is still in process. The total consideration is of approximately $43.6 million (RMB 268,000,000). In addition, if any party breaches its representations and warranties provided in the asset transfer agreement, the breaching party is required to pay the other parties for damages in an amount of approximately $0.16 million (RMB 1 million).

Except as described above, we do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

21.	SUBSEQUENT EVENT

Guarantee

On January 8, 2014, the Company's subsidiary, Henan Green, entered into a cross-corporate guarantee agreement with Henan Liantong Aluminum Co. Limited, a non-related company. Under the agreement, both companies are contingent as guarantor with maximum aggregate potential amount of future payment approximately of $16.5 million. Guarantor can request debtor to guarantee not less than 120% of the amount being guaranteed. The guarantee period is effective when the borrower entered into the borrowing agreement.

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

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S.GAAP have been condensed or omitted.

As of December 31, 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements.

CONDENSED BALANCE SHEETS

	December 31, 2013	December 31, 2012
Assets
Cash	$4,368,588	$7,645,949
Prepaid expenses	30,000	-
Investments in subsidiaries	294,843,080	322,526,371
Total assets	$299,241,668	$330,172,320

Liabilities and Stockholders' Equity
Current liabilities
Accrued liabilities and other payables	$113,000	$105,000
Total liabilities	113,000	105,000

Stockholders' Equity
Common stock	140,418,118	140,418,118
Additional paid in capital	-	4,978,698
Treasury stock	(498,799)	(414,063)
Retained earnings	127,963,861	163,276,046
Accumulated other comprehensive income	31,245,488	21,808,521
Total stockholders' equity	299,128,668	330,067,320

Total liabilities and stockholders' equity	$299,241,668	$330,172,320

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

22.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION (UNAUDITED)

CONDENSED STATEMENT OF INCOME

	For the years ended
	2013	2012	2011

General and administrative expenses	$(3,203,515)	$(2,419,836)	$(9,439,791)
Equity (loss)/income of subsidiaries	(10,933,902)	28,552,924	67,060,343
Net (loss) / income	$(14,137,417)	$26,133,088	$57,620,552

CONDENSED STATEMENT OF CASH FLOWS

	For the years ended
	2013	2012	2011

Net cash used in operating activities	$(3,192,625)	$(2,421,284)	$(7,887,611)
Net cash used in investing activities	-	-	(48,000,000)
Net cash (used in)/provided by financing activities	(84,736)	(1,554,674)	61,957,131
Cash as of January 1	7,645,949	11,621,907	5,552,387
Cash as of December 31	$4,368,588	$7,645,949	$11,621,907

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN US DOLLARS)

23.	QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

	For the quarters ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013

Revenue:
Steel mill flat-rolled products	$45,610,707	$43,078,588	$30,927,996	$46,211,805

Cost of revenue	(40,404,115)	(39,557,743)	(30,178,989)	(51,624,916)

Gross Profit/(Loss)	5,206,592	3,520,845	749,007	(5,413,111)

Operating expenses:
General and administrative expenses	(2,403,101)	(2,532,275)	(2,618,166)	(3,757,658)
Selling and marketing expenses	(734,347)	(73,666)	(446,488)	(427,942)
Total operating expenses	(3,137,448)	(2,605,941)	(3,064,654)	(4,185,600)

Operating income/(loss)	2,069,144	914,904	(2,315,647)	(9,598,711)

Other income (expenses)
Interest income	1,236,539	845,618	1,369,269	1,168,191
Interest expenses	(3,359,531)	(2,580,151)	(3,490,793)	(1,187,391)
Sundry income	98,598	3,423	36,500	794,168

Income before income taxes	44,750	(816,206)	(4,400,671)	(8,823,743)

Income tax expense	(139,824)	(29,566)	28,312	(469)

Net loss attributable to common stockholders	$(95,074)	$(845,772)	$(4,372,359)	$(8,824,212)

Net (loss)/income per share
- Basic	$ Nil	$(0.01)	$(0.07)	$(0.15)

- Diluted	$ Nil	$(0.01)	$(0.07)	$(0.15)

Weighted average common shares outstanding
- Basic	59,561,899	59,556,396	59,522,910	59,522,910

- Diluted	59,561,899	59,556,396	59,522,910	59,522,910

EXHIBIT INDEX

Exhibit No.	Description
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

8.1	List of the registrant’s subsidiaries [incorporated by reference to Exhibit 8.1 to the registrant’s Amendment No. 1 to Form 20-F filed on November 21, 2013]
11.1	Code of Ethics [incorporated by reference to Exhibit 14.1 to the registrant’s Annual Report on Form 20-F filed on July 15, 2009]
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
101*	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)
______________________

*Filed herewith.